Form 20-F
period 2021-03-31
Skillful Craftsman Education Technology Ltd
filed 2021-07-20
CIK 1782309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2021

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission file number: 001-39360

Skillful Craftsman Education Technology Limited
(Exact name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Floor 4, Building 1, No. 311, Yanxin Road Huishan District, Wuxi Jiangsu Province, PRC 214000
(Address of Principal Executive Offices)

Xiaofeng Gao Tel: (86) 0510-81805788 Floor 4, Building 1, No. 311, Yanxin Road Huishan District, Wuxi Jiangsu Province, PRC 214000
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value $0.0002 per share	EDTK	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report As of March 31, 2021, there were 12,000,000 ordinary shares outstanding, par value $0.0002 per share.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

TABLE OF CONTENTS

i

PART I
CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” or similar terms refer to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company, including its wholly-owned subsidiaries and variable interest entity, unless the context otherwise indicates.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at the exchange rate on March 31, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, that is RMB6.5518 to $1.00.

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

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

3.A. Selected Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2020 and 2021, and selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our consolidated financial statements, included elsewhere in this annual report, audited by Thayer O'Neal Company LLC for the fiscal year ended March 31, 2020 and TPS Thayer LLC for the fiscal year ended March 31, 2021. The following selected consolidated statements of income data for the years ended December 31, 2018 and 2019 have been derived from our consolidated financial statements, included elsewhere in this annual report, audited by BDO China Shu Lun Pan Certified Public Accountants LLP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the years ended March 31,
	2021	2020	2019	2018
	US$	US$	US$	US$
Statements of Income Data
Total revenue	29,168,546	28,601,071	24,668,840	14,910,543
Total cost of revenue	(14,712,411)	(11,797,870)	(9,458,559)	(4,715,319)
Total operating expenses	(5,461,581)	(3,559,369)	(3,731,116)	(2,256,655)
Income from operations	8,994,554	13,243,832	11,479,165	7,938,469
Total other income (expenses)	(2,017,246)	70,279	88,393	76,210
Income before income taxes	6,977,308	13,314,111	11,567,558	8,014,679
Income tax expense	(3,479,303)	(3,338,886)	(2,892,500)	(2,004,711)
Net income	3,498,005	9,975,225	8,675,058	6,009,968
Net income attributable to shareholders	3,498,005	9,975,225	8,675,058	6,009,968

	As of March 31,
	2021	2020
	US$	US$
Balance Sheet Data
Cash and cash equivalents	17,453,360	11,931,714
Current assets	25,035,069	13,973,601
Total assets	59,205,893	45,689,501
Current liabilities	13,327,825	17,756,576
Total liabilities	13,640,721	17,807,453
Shareholders’ equity	45,565,172	27,882,048
Total liabilities and shareholders’ equity	59,205,893	45,689,501

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

In addition, the majority of our revenue is derived from fees paid by our members. The conversion of our nonpaying registered members to fee-paying members is key to our ability to generate revenue. As of March 31, 2021, only approximately 2% of our total registered members were fee-paying members. We cannot assure you that our nonpaying registered members will convert into fee-paying members in the future. Such conversion is subject to a number of factors such as compatibility of our fee-paying programs with market demands for vocational and other skills, changes in policies of the PRC Ministry of Education (the “MOE”) and our ability to maintain and expand our strategic cooperation with education industry associations, vocational schools and universities. If our nonpaying registered members do not convert into fee-paying members, our business, financial condition and results of operations will be adversely affected.

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

Since our inception, our primary focus has been on providing vocational education services. We have since expanded our course offerings to include college students training and financial education. We intend to continue developing new courses in anticipation of market demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income for our students.

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

We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations.

Pursuant to the PRC Cyber Security Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cyber security review by the Cyberspace Administration of PRC (hereinafter referred to as “CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear and the relevant authorities are still trying to establish definition criteria.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and will take effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. After the Data Security Law takes effect, if our data processing activities are found to be not in compliance with this law, we may be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we may be subject to penalties.

Furthermore, Personal Information Protection Law (Second Deliberation Draft) is published on April 29, 2021 by the Standing Committee of the National People's Congress and is now soliciting opinions, according to which the processing of personal information shall have a clear and reasonable purpose. When processing personal information, the related rules, purpose, method and scope shall be disclosed. Except for certain exceptional circumstances, personal information processor shall only process and disclose personal information with consent of that person. Critical information infrastructure operators and personal information processors who process personal information up to the number prescribed by CAC shall store personal information within the territory of the PRC. Any overseas transition of personal information is subject to the security assessment of the CAC. As we may collect, use, process and store user information in the servers within the territory of PRC during the ordinary course of our business, we must comply with the Person Information Protection Law upon its enactment, and may be subject to security assessment before any overseas transition of information, which could cause some disruptions to our business.

On July 10, 2021, the CAC published a draft of the Measures for Cyber Security Censorship Rules for public comment. The draft measures, if enacted, will replace the existing Measures for Cyber Security Censorship Rules. The draft measures extend the scope of cyber security reviews to data processing operators engaging in data processing activities that affect or may affect national security, including overseas issuance and listing of securities. If the enacted version of the draft measures mandates clearance of cyber security review and other specific actions to be completed by companies like us, we could be subject to cyber security review in the future. Such review could cause some disruptions to our operations and could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Also, we will face uncertainties as to whether any clearance can be timely obtained, or at all.

In addition, pursuant to the Guiding Opinions on Implementing the Cyber Security Level Protection System and Critical Information Infrastructure Security Protection System (hereinafter referred to as “Guiding Opinions”) promulgated by the PRC Ministry of Public Security on July 22, 2020, operators should establish and implement important data and personal information security protection systems, perform disaster recovery backups of important networks and databases in critical information infrastructure, and adopt identity authentication, access control, password protection, security audits, security isolation, and credibility verification; and the personal information and important data collected and generated by operators in domestic operations should be stored in PRC. If it is necessary to provide them overseas due to business needs, they should comply with relevant regulations and conduct security assessments. The Guiding Opinions also reiterate the principle of “the person who is in charge of or who operates the network shall be responsible for Internet security protection.” Internet operators should regularly carry out network security self-examinations, inspections and assessments. It is unclear at this point what measures will be taken by the authorities to supervise and ensure data protection. Such measures may cause us to incur additional general and administrative expenses and divert our management’s time and attention. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

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

Our business, financial condition and results of operations may be affected by the ongoing COVID-19 pandemic in China.

The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. New COVID-19 variants have also emerged in a few countries, potentially extending the period where COVID-19 will negatively impact the global economy.

All of our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance may be adversely affected by the ongoing COVID-19 pandemic. The disruption of COVID-19 to business activities in China has been eliminated to a large extent; however, it is still difficult to predict how COVID-19 will impact our business in the foreseeable future. If the disruption caused by COVID-19 persists, we may face operational challenges with respect to continuing to offer our online courses. Any reduction in disposable income of our users resulting from a worsening economy under COVID-19’s influence may also lessen demands for our services or put price pressure on our services. The duration and extent of impact of such business disruptions, lower demands or price pressure on our operating results and financial performance cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others.

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

Our business operations depend on the continuing services of our senior management, particularly Mr. Xiaofeng Gao, our Chairman and Co-Chief Executive Officer, and our other executive officers named in this report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our executive officers have limited experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have limited experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

From time to time we may continue to evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

In addition to our acquisition of Shenzhen Qianhai Jisen Information Technology Ltd. (“Jisen Information”) in May 2021, in the future we may continue to evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance our existing business or develop new products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

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

Although our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least the next 12 months, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders.

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

We currently own 26 PRC copyright registrations. Our intellectual property rights are key to our operations and business prospects.

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

On July 6, 2021, General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law (hereinafter referred to as the “Opinions”), aiming to investigate into and deal with securities violations and crimes, enhance the investigation and punishment of major and important cases, strengthen integrity restraint and punishment, and promote the healthy development of the capital markets. The Opinions require the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this Opinions is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on companies like us. The Opinions signal the Chinese governmental authorities’ intention to strengthen the supervision of Chinese US-listed companies, which could be followed by further measures in the future. In addition, Chinese governmental authorities are in the process of formulating judicial interpretations and supporting rules for the extraterritorial application of the Securities Law of PRC, and will strengthen foreign-related trials in the capital markets, and promote the mutual recognition and enforcement of judicial judgments between foreign countries and regions and PRC. For our company, we may face multiple supervision of the PRC authorities and be subject to certain compliance obligations. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will not be ordered to rectify or justify any actions if any of our current practice are deemed as non-compliance by authorities.

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

We are an exempted company incorporated in the Cayman Islands structured as a holding company conducting our operations in China through our PRC subsidiary Craftsman Wuxi. As permitted under PRC laws and regulations, in utilizing the proceeds of our initial public offering, we may make loans to our PRC subsidiary and PRC consolidated VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary. In particular, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. Pursuant to currently applicable PRC regulations, the statutory limit for the total amount of foreign debts of a foreign-invested company such as our PRC subsidiary is either the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company or twice of the net worth of the foreign-invested company. Based on the current amount of total investment and registered capital, we anticipate that we will be able to transfer up to $18 million of net proceeds from our initial public offering in the form of shareholder loans without increasing the registered capital or total investment amount of our PRC subsidiary.

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

Foreign ownership in entities that provide value-added telecommunication services, is subject to restrictions under current PRC laws and regulations. For example, in accordance with the Special Administrative Measures for Foreign Investment Access (Negative List) (version of 2020) (“the Negative List”), and other applicable laws and regulations, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce, domestic multi-party communication, storage and forwarding, call center) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands exempted company and our PRC subsidiary, Craftsman Wuxi, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we operate our website, www.kingwayup.com, through our PRC consolidated VIE, Wuxi Wangdao, which holds our ICP License for www.kingwayup.com. Wuxi Wangdao is 60% owned by Xiaofeng Gao and 40% owned by Lugang Hua. All shareholders of Wuxi Wangdao are PRC citizens. We entered into a series of contractual arrangements with Wuxi Wangdao and its shareholders, which enable us to:

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

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. In particular, in January 2015, the Ministry of Commerce of the PRC, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the Draft Foreign Investment Law, for public review and comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, VIEs would be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and would thus be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to existing companies with a “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. On December 26, 2018, National People’s Congress Standing Committee, or NPCSC, published the Draft Foreign Investment Law, or the 2018 Draft Foreign Investment Law, deliberated by the 7th Meeting of the Standing Committee of the Thirteenth National People’s Congress, to seek public comments. On March 15, 2019, the 2nd Meeting of the Thirteenth National People’s Congress approved Foreign Investment Law of the People’s Republic of China (“the Foreign Investment Law”), which came into effect on January 1, 2020. The Foreign Investment Law does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements.

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

Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. On December 26, 2019, the State Council approved the Regulations for the Implementation of the Foreign Investment Law of the People's Republic of China (“the Foreign Investment Regulation”), which has made a certain degree of refinement and clarification for Foreign Investment Law. However, since they are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law and Foreign Investment Regulation, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. However, they do not explicitly classify contractual arrangements as a form of foreign investment. As such, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council, while the State Council does not prescribe it in its Foreign Investment Regulation. Therefore, it still leaves leeway for future laws, administrative regulations or provisions further promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Any failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Our ordinary shares may continue to trade under $5.00 per share in the future and thus could be penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our ordinary may continue to trade below $5.00 per share in the future. As a result, our ordinary shares would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our ordinary shares could be considered to be a “penny stock,” A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

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

A non-U.S. corporation will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of gross income for the year is passive income; or

•	The average percentage of assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

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

Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. In addition, the law is unclear, but we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

The amended and restated memorandum and articles of association that we have adopted contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

We have adopted an amended and restated memorandum and articles of association. Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares underlying the ordinary shares may be materially and adversely affected.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We have incurred and will continue incurring additional costs and devoted substantial management time as a result of being a public reported company.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Skillful Craftsman Education Technology Limited was incorporated on June 14, 2019 as an exempted company structured as a holding company incorporated under the laws of Cayman Islands. We began our operations in China in 2013 and currently conduct our business through our subsidiaries and variable interest entity.

We currently have two wholly-owned subsidiaries, including Easy Skills Technology Limited, a limited liability company formed under the laws of Hong Kong and Skillful Craftsman Network Technology (Wuxi) Co., Limited, a limited liability company formed under the laws of the PRC (“WOFE” or “Craftsman Wuxi”). In 2013, we formed Wuxi Kingway Technology Co., Ltd., or Wuxi Wangdao, under the laws of the PRC to primarily engage in the business of online education and technology services. Due to restrictions imposed by PRC law on foreign ownership of companies engaged in online value-added telecommunications business, we do not own equity interest in our PRC operations. Instead, WOFE controls Wuxi Wangdao, our operating entity in the PRC, through a series of contractual arrangements (the “VIE Agreements”) and we rely on dividends and other distributions paid to us by WOFE, which in turn depends on the service fees paid to WOFE from Wuxi Wangdao. If Wuxi Wangdao and its shareholders fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control, and if we are unable to maintain effective control, we would not be able to continue to consolidate Wuxi Wangdao’s financial results with our financial results. For fiscal years ended 2021 and 2020, 100% of our consolidated financial statements was derived from Wuxi Wangdao, our variable interest entity. We do not have unfettered access to revenue of our PRC subsidiary and variable interest entity due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment.

On July 27, 2020, we closed our initial public offering of 3,000,000 ordinary shares, US$0.0002 par value per share, at an offering price of $5.00 per share, for a total of $15,000,000 in gross proceeds. After deducting the total expenses, we received net proceeds of approximately US$13.36 million from our IPO.

On May 25, 2021, we acquired 100% equity interest in Jisen Information, an integrated financial education and service provider in China, for a total consideration of 2,900,000 newly issued ordinary shares of our company. The transaction was unanimously approved by our board of directors and is expected to close in August 2021.

4.B. Business Overview

We are a provider of online education and technology services in China. While our education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, we have been focusing on vocational education since our inception in 2013. We currently provide approximately 642 vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction. We also provide technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC. Revenue from our online education services accounted for 99.3%, 99.3% and 98.6%, respectively, of our revenue for the fiscal years ended March 31, 2021, March 31, 2020 and March 31, 2019, and revenue from technology services accounts for the balance.

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

We currently operate three education platforms, including the Lifelong Education Public Service Platform that is freely accessible to students, teachers and members of our strategic partners, and the Vocational Training Platform and Virtual Simulation Experimental Training Platform to our fee-paying members. There are currently over 200 courses available on the Lifelong Education Public Service Platform covering a wide range of subjects. We also offer 642 vocational training courses on our Vocational Training Platform and 12 experimental programs on our Virtual Simulation Experimental Training Platform. We believe that our courses provide college and vocational school students with practical education to prepare them for jobs in industries with strong hiring demand and also help workers in rural and urban areas and reemployment groups with operational skill development. Compared to traditional classroom-based teaching, which requires hiring and training of instructors in local sites, we are able to expand our geographic footprint to our users nationwide without impacting the quality of our course offerings and provide students and other groups across China with equal access to course materials given by experienced instructors. Further, we believe our acquisition of Jisen Information’s cloud education technology architecture system can greatly complement our existing technology platform. We expect this acquisition to strengthen our connections with our Chinese listed companies, especially education companies, and enable us to jointly explore new opportunities in the field of vocational education.

The bulk of our revenue is generated from fees paid by registered members of our education platforms. We also generate revenue from technology services to private companies and government agencies. Since we launched our first online education platform in 2014, we have grown substantially. The number of registered members of our platforms has increased from 0.7 million as of December 31, 2014 to 50.8 million as of March 31, 2019, 68.5 million as of March 31, 2020 and 83.4 million as of March 31, 2021. The number of fee-paying members, including registered members of our vocational training platform and our virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 2.3 million as of March 31, 2019, 3.1 million as of March 31, 2020, but decreased to 1.62 million as of March 31, 2021. Our revenue reached $24.7 million in fiscal year 2019, $28.6 million in fiscal year 2020 and $29.2 million in fiscal year 2021.

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

Our goal is to position ourselves as a leading provider of online vocational education in the PRC while expanding our education and technology services based on evolving industry trends and government policies. We aim to accomplish our objective by implementing a number of growth strategies as described under “Our Strategies” below.

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

Our lifelong education public service platform is further divided into four sub platforms: iCourse, Intelligent Vocational Education, Quality Couse and China Rural Distance Education Network. Each of these platforms was developed pursuant to our existing strategic partnership agreements. See Item 10.C – “Material Contracts.” iCourse provides online course materials to undergraduate students and teachers relating to their college coursework. Intelligent Vocational Education platform provides online course materials to students and teachers of vocational schools relating to their vocational training coursework. Quality Course platform provides students and teachers of universities and other higher education institutions trainings relating to their curricula.

The course materials on the Lifelong Education Public Service Platform are provided by our strategic partners while we provide the technical infrastructure for members of this platform to access these course materials.

Vocational Training Platform

We launched our vocational training platforms in April 2014. Through this platform, we provide online vocational training to workers in urban and rural areas as well as reemployment groups. Registered members of our vocational training platform can access pre-recorded training materials by paying an annual fee. There are currently 642 courses available on this platform that are designed to help platform users develop and improve their vocational skills in industries with strong hiring demand. See “– Our Couse Offerings.”

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

We believe that the combination of these three platforms allows us to address online education demands of different groups of our target customers, ranging from college students to workers and reemployment groups in both rural and urban areas of the PRC. Additionally, our free lifelong education public service platform gives us access to target user groups for our fee charging platforms by offering such users the opportunity to initially experience our training materials and services without paying a fee, which gives them the opportunity to become a fee-paying member of our vocational training and virtual simulation experimental training platforms by paying flat-rate annual fees for more systematic and sophisticated online training services. As of March 31, 2021, 2020 and 2019, approximately 8.3%, 8.9% and 9.4% of users of our life long public service platform became fee-paying users of our vocational training and virtual simulation experimental training platforms. The decrease of the proportion was due to the higher growth rate of the user numbers of our life long public service platform than that of the fee-paying user numbers of our vocational training and virtual simulation experimental training platforms.

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

Vocational Training Courses

Vocational training courses are pre-recorded video classes that cover major areas of vocational training such as electronics, computer, construction and mechanical. We currently provide 642 courses covering a wide range of disciplines such as welding, electronics, carpentering and metal materials. For each subject, there are basic, mid-level and high-level training courses available on our platform. Our vocational training courses have been recognized as recommended community vocational education multimedia teaching materials by the PRC Ministry of Education.

Vocational training courses are offered to vocational training students as well as other groups that are interested in vocational training such as workers in rural and urban areas of the PRC. Registered members of our platform can access pre-recorded training materials by paying an annual fee. We currently have approximately 1.6 million registered members using our vocational training platform, each of whom pays an annual fee of RMB100 (approximately $15.26).

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

Vocational training course materials and virtual simulation experimental training materials are currently developed through our cooperation with Jimei University pursuant to the cooperation agreement between the parties. See Item 10.C - “Material Contracts — Cooperation Agreement with Jimei University.” In particular, faculties of Jimei University give lectures and other employees of the university are responsible for recording the session. Once these steps are taken, our technical team uploads the recorded lessons to our platform and works on subsequent technical maintenance to ensure our members’ access to these programs. We may directly engage teachers in the future to provide teaching sessions in addition to relying upon cooperation with universities and other academic institutions for content development. We currently have approximately 30,000 registered members using our virtual simulation experimental training programs, each of whom pays a quarterly fee of RMB300 (approximately $45.79).

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

We have experienced significant growth in the number of fee-paying users in recent years. The number of fee-paying members increased from 49,936 as of December 31, 2014 to 2.3 million as of March 31, 2019, 3.1 million as of March 31, 2020, but decreased to 1.62 million as of March 31, 2021.

Our Technology Services

In addition to online education services, we also provide technology services to our clients, comprising government agencies, academic institutions and private clients such as education service companies. The services we provide include software development and maintenance, hardware installation and testing and related consulting and training services. For fiscal year ended March 31, 2021, 2020 and 2019, we generated revenue of $213,283, $190,359 and $342,118, respectively, from technology services.

Fees and Payments

For our VIP members, we charge a flat annual fee of RMB100 (approximately $15.26) per member for access to our life long education platform and our vocational training platform. For our SVIP members who have access to all platforms, including the virtual simulation experimental training, we charge a flat fee of RMB300 (approximately $45.79) per member per quarter. The initial payment of such fees is due upon registration and subsequent payments are due at the beginning of each year or month within the membership period. We also review and adjust our fee structure based on market demands for our services and industry trends.

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

We currently have a technology team consisting of 26 members led by our Chief Technology Officer. Our technology team dedicates its time to our research and development efforts. Our technology team has experience in the development, design, operation and maintenance of online platforms and services as well as application of big data and artificial intelligence technologies into improvement and expansion of our online education services. Most of our team members have 10 years or more of experience, 10% of our team members have master’s or doctor’s degree and certain team members have work experience at reputable laboratories. Our research and development efforts are closely tied to the market. We adjust our development efforts based on market conditions and government policies. The focuses of our research and development efforts include improving our online training data collection, programs focused on intelligent study, education resource integration and cloud technology application. In addition to internal development efforts, we also engage third parties for certain aspects of the development and maintenance of our platforms and online programs to the extent that such arrangements can help us save development costs. For instance, our current online vocational training courses are developed by Jimei University. See Item 10.C - “Material Contracts - Cooperation Agreement with Jimei University.” Such cooperation allows our internal technical team to focus on other aspects of our research & development efforts while keeping course development costs at a relatively low level.

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

We have registered 26 software copyrights in relating to our platforms with the National Copyright Administration of the PRC. We have also registered 3 domain names relating to our business, including our www.kingwayup.com, www.kingwayedu.cn and kingwayedu.net websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center.

Employees

We are currently headquartered in Wuxi, Jiangsu Province, where all of our employees are based. We had a total of 50 employees as of the date of this report. All of our current employees are employed on a full-time basis. The following table sets forth the number of our employees, categorized by function:

Function	Number of Employees
Research and Development	26
Marketing	11
Finance and Accounting	6
General and administration	7
Total	50

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

Facilities

Our current principal executive offices are located at our headquarters in Wuxi, Jiangsu Province, comprising 1,219 square meters, at Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC. This facility currently accommodates our management headquarters, research and development and general and administrative activities. We rent this facility from an unaffiliated third party for an annual rent of RMB526,660 (approximately $80,384). The lease expired on December 31, 2020 but has since been renewed for a term of one year.

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

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Negative List. To comply with the relevant laws and regulations, Wuxi Wangdao, our VIE, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until December 29, 2023.

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

Regulations on Foreign Investment

Administrative Measures for Foreign Investment Access (Negative List) (2020 version) (“the Negative List”)

On June 23, 2020, the National Development and Reform Commission (“NDRC”) and the MOFCOM promulgated the Special Administrative Measures for Foreign Investment Access (Negative List) (2020 version) (“the Negative List”), which became effective on July 23, 2020. Foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communication, storage and forwarding, call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approvals from the MOFCOM and the MIIT for the incorporation of the joint ventures and the business operations.

Company Law of the People’s Republic of China (2018 Amendment)

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

Foreign Investment Law of the People’s Republic of China

On March 15, 2019, the National People’s Congress approved Foreign Investment Law of the People’s Republic of China (“the Foreign Investment Law”), which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to a negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Risk Factors—Risks Related to Our Corporate Structure— Substantial uncertainties exist with respect to interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

On May 28, 2020 the National People’s Congress promulgated the Civil Code, which came into effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

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

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being, while the RMB funds obtained from discretionary settlement under the capital account shall be included in the account pending for foreign exchange settlement and payment. Our PRC subsidiary and VIE entity may only use the RMB funds obtained from foreign exchange settlement for expenditures under the current account within the business scope or the expenditure under the capital account permitted by laws and regulations. In addition, our PRC subsidiary and VIE entity are required to comply with the following provisions in using their foreign exchange receipts under the capital account and RMB funds obtained from foreign exchange settlement: (1) such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments than banks’ principal-secured products; (3) such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) such receipts and funds shall not be used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope of such agreement and the contractual agreement shall not conflict with this Circular 16.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law and the Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

4.C. Organizational Structure

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

Pursuant to the Equity Interest Pledge Agreement signed by Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao on July 17, 2019, Xiaofeng Gao and Lugang Hua pledged the shares of Wuxi Wangdao held by them to Craftsman Wuxi as guarantees for the timely and complete payment of any or all payments due (whether on the specified due date, by means of an earlier payment or otherwise) to Wuxi Wangdao (including but not limited to service fees payable to Craftsman Wuxi under the Exclusive Business Cooperation Agreement) .

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

According to the Authorization Agreement signed by Craftsman Wuxi, Xiaofeng Gao and LuGang Hua on July 17, 2019, Xiaofeng Gao and Lugang Hua irrevocably authorized Craftsman Wuxi to exercise the following rights: (i) Craftsman Wuxi is authorized as the sole agent and the authorized person of both Xiaofeng Gao and Lugang Hua and shall act on behalf of them on all matters concerning the equity, including but not limited to attending the shareholders’ meeting, exercising all shareholder rights and shareholder voting right, exercising rights on designation and appointment of the legal representative, executive director, supervisor, general manager and other senior management personnel of Wuxi Wangdao; (ii) Craftsman Wuxi shall have the right to transfer or delegate the aforesaid rights to any other party at its discretion without notifying Xiaofeng Gao and Lugang Hua or obtaining any consent of them; and (iii) Xiaofeng Gao and Lugang Hua hereby irrevocably waive all rights which are related to their holding of equity interest of Wuxi Wangdao and have been authorized to Craftsman Wuxi under this Agreement. Xiaofeng Gao and Lugang Hua shall not exercise such rights on their own.

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

4.D. Property, Plants and Equipment

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

5.A. Operating Results

Business Overview

We are a provider of online education and technology services in China. While our education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, we have been focusing on vocational education and continuing education since our inception in 2013. We also provide technology services including software development as well as comprehensive cloud service for private companies, academic institutions and government agencies. Revenue from our online education services accounts for 99.3%, 99.3% and 98.6% of our revenue for the fiscal year ended March 31, 2021, 2020 and 2019 respectively, while revenue from technology services accounts for the balance.

China has a relatively large online education market and such market has experienced fast growth in the past two decades. With the growth of Internet use and improvements in online payment systems in China, we believe online education represents an attractive market opportunity. According to the 2020 iResearch Report, the size of China’s online education market was valued at approximately RMBRMB257.3 billion ($39.2 billion) in 2020 and is expected to grow to RMB439.3 billion ($67.1 billion) by 2023. Under the influence of the pandemic situation, the online process of vocational education is accelerating, and new supply and demand continue to emerge. The vocational education services market in China is fragmented, rapidly evolving and highly competitive. Market participants include existing large online and offline providers of vocational education services, as well as smaller regional vocational education services providers. As the impact of the COVID-19 pandemic weakens and the education life of residents returns to the right track, it is expected that the online rate of the industry will decline to a certain extent. We believe that we are well-positioned to effectively compete in markets in which we operate on the basis of our innovative education platform, broad scope of course offering, expertise in vocational training and experienced management team.

Our online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for our online vocational training can log into our platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. We currently offer 642 vocational training courses that cover a wide range of subjects, most of which are subjects of vocational education in areas of strong hiring demand. Our courses provide students with practical education to prepare them for jobs in high demand industries and also help workers in rural and urban areas and reemployment groups with operational skill development.

The bulk of our revenue is generated from fees paid by registered members of our education platforms. We also generate revenue from technology services which are provided to private companies and government agencies. Since we launched our first online education platform in 2014, we have grown substantially. The number of registered members of our platforms has increased from 0.69 million as of December 31, 2014 to 68.5 million as of March 31, 2020, 83.4 million as of March 31, 2021. The number of fee-paying members, including registered members of our vocational training platform and our virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 2.3 million as of March 31, 2019, 3.1 million as of March 31, 2020, 1.62 million as of March 31, 2021. Our revenue reached $24.7 million in fiscal year 2019, $28.6 million in fiscal year 2020 and $29.2 million in fiscal year 2021.

Impact of COVID-19

Many enterprises in China shut down offices and business facilities and required employees work from home during the height of China’s COVID-19 pandemic period. As the impact of the pandemic weakens and the education life of residents returns to the right track, we believe that the post COVID-19 pandemic may slow down the growth rate of revenue but still provide many opportunities, such as:

(1)	Universities, colleges and schools in China postponed the start of spring semester till May 2020. In the meantime, students have been required to study their curriculums online in order to comply with certain COVID-19 related requirements promulgated by the Ministry of Education.

(2)	As a result of the aforementioned policies and the general “stay-at-home” environment generated by the pandemic, we believe that the remote learning and online education have become more widely accepted.

During the quarter ended June 30, 2020, we had a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they gained a two-years membership which are normally only one-year; for new SVIP members, they gained a six-months membership which are normally only three-months. The aim of the campaign was to respond to COVID-19 while showing positive operating attitude and enhancing the awareness of our brand. Primarily as a result of this promotional activity, the number of new paying registered members increased.

Given the decrease in the number of newly-confirmed COVID-19 cases in China recently, the business activities and the economy in China had gradually resumed. The COVID-19 appears to only have a short-term impact on our online education operations. Although the promotional activity temporarily decreased revenue from an accounting perspective of the second quarter of 2020, our revenue demonstrated an upward trend. At the same time, the growth of the number of our registered members and fee-paying members during the past months was stable, which would impact on our performance positively for the fiscal year 2022. As of May 31, 2021, the number of registered members reached to approximately 86.07 million, representing an approximately 3% increase compared with the number as of March 31, 2021. As such, we believe that the growth of the number of our registered members during the height of China’s pandemic period may have had an initial beneficial impact on the business development of our company. By July 31, 2020, our business and revenue had gradually returned to the fiscal year 2019 (pre-COVID) levels. The COVID-19 does not appear to have had a lasting impact on our business operation. However, it is difficult to predict the long-term impact that the pandemic may have on our business, depending on the duration and severity of COVID-19’s impact on our customers, instructors and students.

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

At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business”; “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—New legislation or changes in the PRC laws or policies regarding self-taught education may affect our business operations and prospects”; “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website”; “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs”; and “Item 3.D. Key Information—Risk Factors — Risks Related to Doing Business in China—PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

In particular, we have benefited and expect to continue to benefit from the following recent trends in the China educational services market:

Increasing Internet and broadband penetration rates in China

China has one of the largest number of Internet users in the world. According to the China Internet Network Information Center, the number of Internet users in China has reached 989 million by December 2020 and the overall Internet penetration rate reached 70.4%. We believe the existing large size and growth potential of China’s Internet user base has contributed to the growth of online vocational education and continues to represent a significant market opportunity for the online education industry. We have benefited from the rapid improvement of internet and broadband connectivity in China, which have increased the accessibility of online education courses as an effective and convenient way for people to meet their educational and career development needs.

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

Our ability to continuously increase paid course enrollments

Our net revenues primarily consist of fees paid by registered members of our education platforms. Our growth in net revenues is primarily driven by the increase in our paid course enrollments. The number of fee-paying members increased from 49,936 as of December 31, 2014 to 2.3 million as of March 31, 2019 and 3.1 million as of March 31, 2020. As of March 31, 2021, the number of our fee-paying members was 1.62 million. Our revenue reached $24.7 million in fiscal year 2019, $28.6 million in fiscal year 2020 and $29.2 million in fiscal year 2021.We believe providing an effective learning experience is critical to attract new students and increase our paid course enrollments. We are committed to providing high quality course offerings to our students and will continue to enhance our students’ learning experience through enriching our course offerings, enhancing our brand reputation and refining our technology. We will continue to improve our ability to convert sales leads into paid course enrollments cost-effectively.

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

The impact of the COVID-19 to our business

Because of the outbreak of COVID-19, schools at all levels in China postponed their starting date for 2020. In January 2020, the Ministry of Education published an administrative order of “Closing school without stopping classes”, which encourages the online teaching and promotes the online education market. We have cooperated with China Adult Education Association and Higher Education Press Ltd. to promote the our online education platforms respond to the epidemic. As of June 30, 2020, the number of registered members reached to approximately 72.66 million, representing an approximately 6% increase compared with the number as of March 31, 2020. As such, we believe that the growth of the number of our registered members during the height of China’s epidemic period may have had an initial beneficial impact on the business development of our company. By July 31, 2020, our business and revenue had gradually returned to the fiscal year 2019 (pre-COVID) levels. COVID-19 does not appear to have had a lasting impact on our business operation. However, it is difficult to predict the long-term impact that the epidemic may have on our business, depending on the duration and severity of COVID-19’s impact on our customers, instructors and students.

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

The KPIs we consider and the results for each of fiscal years ended March 31, 2021 and 2020 are set forth in the table below.

	For the Year Ended March 31,		Actual Growth Rate
	2021	2020
	Number/US$	Number/US$	%
Number of Fee-Paying Members(1)	1,623,093	3,090,149	(47)
Revenue	29,168,546	28,601,071	2
Net Profit	3,498,005	9,975,225	(65)

(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing our platforms as of the end of the applicable period.

After considering market trend and shareholders’ expectation, we set target growth percentages for KPIs including fee-paying members, revenue and net profit, which had further increased after we entered into co-operations with Higher Education Press Ltd. and China Adult Education Association in June 2018. We experienced a slight growth in revenue (2%) in the fiscal year ended March 31, 2021 compared with fiscal year ended March 31, 2020. We experienced a decrease in fee-paying members (47%) and a decrease in net profit (65%) in the fiscal year ended March 31, 2021 compared with fiscal year ended March 31, 2020.

Starting in June 2018, we expanded our fee-paying member base from workers in rural and urban areas to college students. Through our “pay-one-year-get-two-years” promotion program, we reached a high peak of our fee-paying numbers increase during fiscal year ended March 31, 2019 but the two-year members duration has expired since July 2020, which caused a significant decrease in fee-paying member numbers.

Net profit for fiscal year 2021 decreased by 65% from net profit for fiscal year 2020, due to the increase of cost of revenue, expenses and investment loss. In fiscal year 2021, we incurred more cost to develop and maintain the functionality of online platform and more expenses to operate. To improve the utilization rate of offshore cash, we invested in a fund but suffered a loss of $2.4 million for the year ended March 31, 2021. As of March 31, 2021, we have redeemed the fund.

The KPIs we consider and the results for each of fiscal years ended March 31, 2020 and 2019 are set forth in the table below.

	For the Year Ended March 31,		Actual Growth Rate
	2020	2019
	Number/US$	Number/US$	%
Number of Fee-Paying Members(1)	3,090,149	2,282,297	35
Revenue	28,601,071	24,668,840	16
Net Income	9,975,225	8,675,058	15

(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing our platforms as of the end of the applicable period.

The fee-paying members, revenue and net profit, increased after we entered into the co-operations with Higher Education Press Ltd. and China Adult Education Association in June 2018. We experienced a slight growth in fee-paying members (35%), revenue (16%) and net profit (15%) in the fiscal year ended March 31, 2020 compared with fiscal year ended March 31, 2019.

Starting in June 2018, we expanded our fee paying member base from workers in rural and urban areas to college students. Through our “pay one year get two years” promotion program, we reached a high peak of our short term fee-paying numbers increase during our fiscal year ended March 31, 2019.

Results of Operations

Year Ended March 31, 2021 as Compared to Year Ended March 31, 2020

	For the Years Ended March 31,		Change
	2021	2020	Amount
	US$	US$	US$	%
Revenue	29,168,546	28,601,071	567,475	2
Cost of revenue	(14,712,411)	(11,797,870)	2,914,541	25
Gross profit	14,456,135	16,803,201	(2,347,066)	(14)

Operating expenses
Sales and marketing expenses	(1,807,132)	(1,520,801)	(286,331)	19
General and administrative expenses	(3,654,449)	(2,038,568)	(1,615,881)	79
Total operating expense	(5,461,581)	(3,559,369)	(1,902,212)	53

	For the Years Ended March 31,		Change
	2021	2020	Amount
	US$	US$	US$	%
Other income (expenses)
Interest income	58,946	73,737	(14,791)	(20)
Investment loss, net	(2,436,809)	-	(2,436,809)	>(100)
Government grant	369,170	-	369,170	>(100)
Other losses, net	(8,553)	(3,458)	5,095	>(100)
Income before tax	6,977,308	13,314,111	(6,336,803)	(48)
Income tax expense	(3,479,303)	(3,338,886)	140,417	4
Net profit	3,498,005	9,975,225	(6,477,220)	(65)

Revenue

Revenue increased from $28.6 million for the fiscal year ended March 31, 2020 to $29.2 million for the fiscal year ended March 31, 2021, representing an increase of $0.6 million, or 2%. During the quarter ended June 30, 2020, we had a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they gained a two-years membership which are normally only one-year; for new SVIP members, they gained a six-months membership which are normally only three months. The online business for the fiscal year ended March 31, 2021 is still our main revenue source, as a result, approximately 99.3% of our total revenues were generated from online education services in fiscal year ended March 31, 2021, similar to fiscal year ended March 31, 2020. Among the revenues generated from online education services, approximately 83% were generated from online VIP membership revenue and 17% from online SVIP membership revenue in fiscal year ended March 31, 2021, as compared to 79% and 21%, respectively, in fiscal year ended March 31, 2020. We believe that the increase of the revenues generated from our online education services is primarily attributable to our continuous promotional activities and efforts on the virtual simulation experiment platform development during the fiscal year ended March 31, 2021. However, due to the two-year members registered at 2018 began to expire in July 2020, the number of fee-paying members decreased from approximately 3.1 million as of March 31, 2020 to approximately 1.6 million as of March 31, 2021.

Cost of revenue

Cost of revenue increased from $11.8 million in the year ended March 31, 2020 to $14.7 million in the year ended March 31, 2021, representing an increase of $2.9 million, or 25%. The increase of cost of revenue was mainly caused by the increase of $0.5 million depreciation of the new purchase of fixed assets used for the website's further construction, and the increase of virtual simulation fee by $0.5 million. We incurred $1.4 million platform maintenance service fee to Jimei university in fiscal year 2021.

Operating Expenses

Operating expenses increased from $3.6 million for the fiscal year ended March 31, 2020 to $5.5 million for the fiscal year ended March 31, 2021, representing an increase of $1.9 million, or 53%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses increased by 19% to 1.8 million, from $1.5 million for the same period of last year. The increase was mainly due to the telecommunications service fees for new bandwidth and employee compensation fee increase.

General and administrative expenses increased by 79% to $3.7 million, from $2.0 million for the same period of last year. The increase was primarily caused by the compensation fee paid to employee, audit fee, the insurance fee and investment relationship fee newly incurred at the fiscal year of 2021.

Investment Loss

To improve the utilization rate of offshore cash, we invested the fund of $8.0 million. As of March 31, 2021, we have redeemed the fund but suffered a loss of $2.4 million for the year ended March 31, 2021.

Government Grant

Wuxi government had a policy for encouraging enterprises to enter capital market. We received government grant of $0.4 million for being successfully listed on Nasdaq stock market.

Income before tax

Income before tax decreased from $13.3 million for the year ended March 31, 2020 to $7.0 million for the year ended March 31, 2021, representing a decrease of $6.3 million, or 48%.

Net income

As a result of the foregoing, net income for the year ended March 31, 2021 was $3.5 million, representing a change of $6.5 million from net income of $9.98 million for the year ended March 31, 2020.

Year Ended March 31, 2020 as Compared to Year Ended March 31, 2019

	For the Years Ended March 31,		Change
	2020	2019	Amount
	US$	US$	US$	%
Revenue	28,601,071	24,668,840	3,932,231	16
Cost of revenue	(11,797,870)	(9,458,559)	(2,339,311)	25
Gross profit	16,803,201	15,210,281	1,592,920	10
Operating expenses
Sales and marketing expenses	(1,520,801)	(1,832,006)	311,205	(17)
General and administrative expenses	(2,038,568)	(1,899,110)	(139,458)	7
Total operating expense	(3,559,369)	(3,731,116)	171,747	(5)
Other income (expenses)
Interest income	73,737	88,588	(14,851)	(17)
Others, net	(3,458)	(195)	(3,263)	>100
Income before tax	13,314,111	11,567,558	1,746,553	15
Income tax expense	(3,338,886)	(2,892,500)	(446,386)	15
Net profit	9,975,225	8,675,058	1,300,167	15

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

Cost of revenues

Cost of revenue increased from $9.5 million in the year ended March 31, 2019 to $11.8 million in the year ended March 31, 2020, representing an increase of $2.3 million, or 25%. The increase of cost of revenue was mainly caused by the increase of depreciation expenses of server hardware by $1.8 million, and the increase of virtual simulation fee by $0.8 million. We finalized the construction of website in July 2019, which resulted in the increase of depreciation expenses of it in the year ended March 31, 2020. In addition, the Virtual simulation fee was newly incurred in July 2019, which was paid to Jiangsu Audiovisual Center for the use of virtual simulation software, aiming to provide better services to SVIP members.

Operating Expenses

Operating expenses decreased from $3.7 million for the fiscal year ended March 31, 2019 to $3.6 million for the fiscal year ended March 31, 2020, representing a decrease of $0.17 million, or 5%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses decreased by $0.3 million, or 17%, and general and administrative expenses increased by $0.14 million, or 7%. The decrease of sales and marketing expenses was mainly due to Union pay service charges, and promotion expenses, which decreased by $0.2 million and $0.4 million, respectively, inconsistent with the increase of members of our platforms.

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

Critical Accounting Policy

Please refer to Note 2 of the Consolidated Financial Statements included in this annual report for details of our critical accounting policies.

5.B. Liquidity and Capital Resources

As of March 31, 2021, March 31, 2020 and March 31, 2019, we had cash and cash equivalents of $17.5 million, $11.9 million and $10.4 million, respectively. To date, we have financed our operations primarily through net cash flow from operations and our net proceeds of our initial public offering.

We currently conduct our operations through Wuxi Wangdao, our variable interest entity. Most of our cash balances are located in the PRC and the rest are located in the U.S. under the holding company. Our access to cash balances or future earnings of Wuxi Wangdao is only through our contractual arrangements with Wuxi Wangdao, our PRC subsidiary and Wuxi Wangdao’s shareholders.

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

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. For the years ended March 31, 2021, 2020 and 2019, our operating activities generated positive cash flows. We have historically funded our working capital needs from operations and advances from shareholders. There had been no material impact of COVID-19 to our liquidity as of March 31, 2021. We do not expect any material effect of COVID-19 to our liquidity in the future. However, this assessment may change, depending on the duration and severity of the coronavirus’ impact on our customers, instructors and students.

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

Statement of Cash Flows

Year Ended March 31, 2021 as Compared to Year Ended March 31, 2020

	For the year ended March 31,
	2021	2020
	US$	US$
Net cash provided by operating activities	10,754,484	11,480,117
Net cash used in investing activities	(20,864,698)	(10,401,263)
Net cash provided by financing activities	13,243,554	—
Effects of exchange rate changes on cash	2,388,306	490,577
Net cash inflow	5,521,646	1,569,431

Net Cash Provided by Operating Activities

	For the year ended March 31,
	2021	2020
	US$	US$
Net cash provided by operating activities	10,754,484	11,480,117
Cash received of membership fees with service period within one-year	20,133,547	22,303,224
Cash received of membership fees with two-year service period	5,225,854	—
Cash received from other operating activities	63,914	77,661
Cash paid for goods and services	(4,062,286)	(2,684,812)
Cash paid for employees	(1,858,187)	(1,792,809)
Cash paid for income tax	(3,612,851)	(3,063,628)
Cash paid for other operating activities	(5,135,507)	(3,359,519)

For the year ended March 31, 2021, we had a cash inflow from operating activities of $10.8 million, a decrease of $0.7 million from a cash inflow of $11.5 million for the year ended March 31, 2020.

The decrease was primarily due to the following reasons:

(1)	From April 2020 to June 2020, we launched a “pay-one-year-get-two-years” promotion program, which significantly increased membership fees received during the promotion period. The membership fees received during the promotion period were amortized over two years as revenue according to the US GAAP.

(2)	Since November 2018, we started to pay resource usage fee to colleges and universities in order to access the online course resources of these institutions with a period of validity of 5 years. For the year ended March 31, 2021, we paid $1.4 million resource usage fee and $1.3 million virtual simulation fee. Besides, we incurred $1.5 million platform maintenance service fee paid to Jimei university in fiscal year 2021.

(3)	Income taxes were paid one quarter after the applicable tax period. The income taxes paid during the fiscal year ended March 31, 2021 slightly increased by $0.6 million compared with fiscal year ended March 31, 2020.

(4)	Cash paid for other operating activities increased $1.8 million. The increase was primarily caused by audit fee, the insurance fee, investment relationship fee and other listed company related fee newly incurred in the fiscal year of 2021.

Net Cash Used in Investing Activities

	For the year ended March 31,
	2021	2020
	US$	US$
Net cash used in investing activities	(20,864,698)	(10,401,263)
Cash paid for purchases of property and equipment	(5,091,647)	(1,672,529)
Cash paid for purchases of intangible assets	(7,773,051)	(8,728,734)
Investment in Financial assets held for trading	(8,000,000)	—

For the year ended March 31, 2021, we had a cash outflow from investing activities of $20.9 million, an increase of $10.5 million from a cash outflow of $10.4 million in the year ended March 31, 2020. The increase was the combined impact of an increased cash paid ($3.4 million) for property and equipment purchases, a decreased cash paid ($1.0 million) for intangible assets (software) purchases and a new investment of fund ($8.0 million).

Net Cash Provided by Financing Activities

	For the year ended March 31,
	2021	2020
	US$	US$
Proceeds from IPO net off offering expenses	13,243,554	—

For the year ended March 31, 2021, we had a cash inflow from financing activities of $13.2 million which was raised from the initial public offering, netting off offering expenses.

Statement of Cash Flows

Year Ended March 31, 2020 as Compared to Year Ended March 31, 2019

	For the year ended March 31,
	2020	2019
	US$	US$
Net cash provided by operating activities	11,480,117	20,292,760
Net cash used in investing activities	(10,401,263)	(15,746,284)
Net cash provided by financing activities	—	—
Effects of exchange rate changes on cash	490,577	919,740
Net cash inflow	1,569,431	5,466,216

Net Cash Provided by Operating Activities

	For the year ended March 31,
	2020	2019
	US$	US$
Net cash provided by operating activities	11,480,117	20,292,760
Cash received of membership fees with service period within one-year	22,303,224	11,259,033
Cash received of membership fees with two-year service period	—	26,554,013
Cash received from other operating activities	77,661	88,588
Cash paid for goods and services	(2,684,812)	(8,120,851)
Cash paid for employees	(1,792,809)	(1,927,999)
Cash paid for income tax	(3,063,628)	(3,257,505)
Cash paid for other operating activities	(3,359,519)	(4,302,519)

For the year ended March 31, 2020, we had a cash inflow from operating activities of $11.48 million, a decrease of $8.8 million from a cash inflow of $20.3 million for the year ended March 31, 2019.

The decrease was primarily due to the following reasons:

(1)	When starting our online training business to university students in 2018, we launched a “pay-one-year-get-two-years” promotion program in the period from July 2018 to March 2019, which significantly increased membership fees received during the promotion period. With the expiration of the promotional program, the number of newly registered fee-paying members returned to a level prior to the launching of such program. However, the membership fees received during the promotion period were amortized over two years as revenue according to the US GAAP.

(2)	Since November 2018, we started to pay resource usage fee to colleges and universities in order to access the online course resources of these institutions with a period of validity of 5 years. In the year ended March 31, 2020, we paid $1.5 million resource usage fee and $0.85 million virtual simulation fee.

(3)	Income taxes were paid one quarter after the applicable tax period. The income taxes paid during the year ended March 31, 2020 slightly decreased by $0.19 million compared with the year ended March 31, 2019.

Net Cash Used in Investing Activities

	For the year ended March 31,
	2020	2019
	US$	US$
Net cash used in investing activities	(10,401,263)	(15,746,284)
Cash paid for purchases of property and equipment	(1,672,529)	(13,963,669)
Cash paid for purchases of intangible assets	(8,728,734)	(1,782,615)

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

5.C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development”, “Intellectual Property” and “Patents” in Item 4 above.

5.D. Trend Information

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

5.E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year ended March 31, 2021 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

We lease premises under operating leases, which is within one year. As of March 31, 2021, we had no obligation under long-term operating leases requiring minimum rentals or off-balance sheet arrangement.

We entered a supplement agreement with Jimei University and Wuxi Vocational Technology College in June 2020 to transfer the IDC construction project to Wuxi Vocational Technology College. The unpaid purchase amount $2,841,903 (RMB18,675,000) of software, software copyrights and hardware are operational commitment.

There have been no material changes to our contractual obligations since March 31, 2021.

Item 6. Directors, Senior Management and Employees

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Age	Position with our company
Xiaofeng Gao	50	Chairman of the Board of Directors and Co-Chief Executive Officer
Bin Fu	40	Co-Chief Executive Officer and Director
Jun Liu	45	Chief Financial Officer
Lugang Hua	49	Chief Technology Officer
Dawei Chen	47	Chief Strategic Officer
Huiqing Ye	69	Director
Limin Huang	39	Director
Steven Yuan Ning Sim	44	Director

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

Mr. Bin Fu has been serving as our Co-Chief Executive Officer since May 2021 and one of our directors since June 2021. Mr. Fu has been dedicated to financial vocational education for more than 10 years. From July 2018 to April 2020, he served as the chief operating officer of Columbus Fintec, a leading SaaS provider that provides financial technology systems and software services in China. Mr. Fu was responsible for the overall operation and management of Columbus Fintec. During his tenure at Columbus Fintec, he presided over the design of the “G+ Smart Investment Risk Control System” – a breakthrough innovation – by leveraging his profound understanding of the global financial market and professional trading field. From July 2016 to June 2018, Mr. Fu served as the chief trainer and chief risk officer at SilverStone Investment, where Mr. Fu actively explored cooperation opportunities with universities to cultivate more financial talents. Under his leadership, SilverStone Investment has collaborated with five universities and colleges in China, and introduced special financial training programs to more than 10,000 students. With extensive industry experience and strategic vision, Mr. Fu has provided financial adviser services to a number of listed educational companies. Mr. Fu has a bachelor’s degree in computer science from Beihang University, and a master’s degree from the National University of Defense Technology.

Jun Liu has been serving as our Chief Financial Officer since June 2019 and has been also serving as Financial Director of our VIE, Wuxi Wangdao, since June 2017. From September 2008 to May 2017, Mr. Liu served as Financial Manager of Wuxi Aiwen Mengte Technology Co., Ltd., a technology company in China. Previously, Mr. Liu served as a teacher in Xiamen Huaxia Vocational Technology College from February 2008 to July 2008. From February 2006 to February 2008, Mr. Liu served as a teacher of Xiamen Huatian Foreign-Related Vocational Technology College. From April 2005 to February 2006, Mr. Liu served as an accountant of Xiamen Dongfang Dragon Metal Material Co., Ltd., a company that specializes in metal processing in China. Mr. Liu also served as an accountant in Amoi Technology Co., Ltd., a mobile service provider which integrates manufacturing, research and development and sales of mobile communication devices, from July 1998 to March 2015. Mr. Liu received a bachelor’s degree in accounting from Xiamen University in China in 1998 and a master’s degree in accounting from Xiamen University and Xiamen National Accounting Institute in China in 2007.

Lugang Hua has been serving as our Chief Technology Officer since June 2019, and has also been serving as Chief Technology Officer and General Manager of our VIE, Wuxi Wangdao, since June 2013. Mr. Hua served as General Manager, Client Director, Sale Director and CMS Business Director of Wuxi Langqi Software Technology Co., Ltd., a computer software company in China, from July 2008 to May 2013. Mr. Hua also served as a financial system engineer in Changzhou Qianhong Biopharmaceutical Co., Ltd., a company focusing on biopharmaceutical research in China. Previously, Mr. Hua served as a trade specialist at Changzhou Qianhong Bio-pharma Co., Ltd., a pharmaceutical company in China. He has more than 10 years of experience in the internet and mobile internet industry and other businesses focusing on product development, operation and promotion. He received a bachelor’s degree in electrical engineering from Naval Engineering University of China in 1997.

Dawei Chen has been serving as our Chief Strategic Officer since January 2021. Prior to joining our company, Mr. Chen had taken several senior positions in leading multinational corporations and consulting firms, where he gained extensive experience in strategic planning and management consultancy. Over the past ten years, Mr. Chen focused on equity investment, with more than 20 successful IPOs and M&A transactions mainly in education, high-end manufacturing, IT infrastructure, Blockchain technology, and e-commerce. Additionally, Mr. Chen served as senior consultant for several Chinese companies listed abroad and took key roles in financing advisory and investor relations. Mr. Chen holds a bachelor’s degree from Beijing University of Posts and Telecommunications (BUPT), a Master of Engineering degree from Beijing Jiaotong University (BJTU) and an MBA degree from Concordia University in Canada.

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

Steven Yuan Ning Sim has been serving as one of our directors since March 2021. Mr. Sim has been serving as the chief financial officer of Pintec Technology Holdings Limited (Nasdaq: PT), an independent technology company enabling financial services in China, since October 2016. Mr. Sim has over 15 years of audit and financial management experience. Previously, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

6.B. Compensation

For the fiscal years ended March 31, 2021, we paid an aggregate of RMB9,729,114 (approximately $1,484,953) in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

6.C. Board Practices

Terms of Directors and Officers

Expiration of Term of Directors

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company). Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company). The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Director Remuneration Upon Termination

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Currently, our directors are not entitled to receive any remuneration upon termination of employment.

Audit Committee

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors has the composition and responsibilities described below.

Huiqing Ye, Limin Huang and Steven Yuan Ning Sim serve as members of our Audit Committee. Mr. Sim serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Sim possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Huiqing Ye, Limin Huang and Steven Yuan Ning Sim serve as members of our Compensation Committee. Ms. Huang serves as the chair of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Huiqing Ye, Limin Huang and Steven Yuan Ning Sim serve as members of our Nominating and Corporate Governance Committee. Mr. Ye serves as the chair of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

6.D. Employees

See the section entitled “Employees” in Item 4.B above.

6.E. Share Ownership

As of May 31, 2021, 12,000,000 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 12,000,000 ordinary shares outstanding as of May 31, 2021.

The following table sets forth information with respect to the beneficial ownership of our common shares as of May 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary shares beneficially owned
	Number	%
Directors and Executive Officers(1):
Xiaofeng Gao	3,870,000	32.3
Bin Fu	—	—
Jun Liu	180,000	1.5
Lugang Hua	900,000	7.5
Dawei Chen	—	—
Limin Huang	—	—
Huiqing Ye	—	—
Steven Yuan Ning Sim	—	—
All directors and executive officers as a group (eight persons)	4,950,000	41.3

Principal Shareholders:
Xiaofeng Gao	3,870,000	32.3
Lugang Hua	900,000	7.5

(1)	Unless otherwise noted, the business address of each of the directors and executive officers is Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC.

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

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among Craftsman Wuxi, our PRC subsidiary, Wuxi Wangdao, our variable interest entity, and the shareholders of Wuxi Wangdao. For a description of these contractual arrangements, see Item 4.A – “History and Development of the Company.”

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

Item 9. The Offer and Listing

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares have been listed and traded on the NASDAQ Capital Market since July 23, 2020, under the symbol “EDTK.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

Item 10. Additional Information

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

Our authorized share capital consists of 500,000,000 ordinary shares, par value $0.0002 per share, and 1,000,000 preference shares, par value $0.0002 per share. As of the date of this report, 12,000,000 ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

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

Redemption of Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Preference Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2∕3% in value who attend and vote at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

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

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his or her shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his or her written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his or her shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his or her intention to dissent including, among other details, a demand for payment of the fair value of his or her shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his or her shares at a price that the company determines is the fair value and if the company and the shareholder agrees to the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and I if the company and the shareholder fails to agree to a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not to be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, such schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it is satisfied that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and we have complied with the statutory provisions as to majority vote;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a business-person would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Shareholders’ Suits. Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability of such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our directors or officers usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or life the corporate veil).

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (2) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

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

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

b)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

c)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

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

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

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

10.C. Material Contracts

Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof:

Equity Transfer Agreement with Shenzhen Qianhai Jisen Information Technology Ltd.

The Company and Shenzhen Qianhai Jisen Information Technology ltd. (“Jisen Information”) entered into an equity transfer agreement on May 25, 2021, pursuant to which the Company acquired 100% equity interest in Jisen Information – an integrated financial education and service provider in China – for a total consideration of 2,900,000 newly issued ordinary shares of the Company.

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

Cooperation Agreement with Jimei University

The Company and Jimei University entered a cooperation contract (the “Cooperation Contract”) on January 7, 2014. The Cooperation Contract provides that Jimei University shall produce high-quality video course materials in areas such as Mechanical Engineering, Marine Engineering, Information and other subjects for the Company, provide related technology services and provide trainings to employees of the Company. Jimei University shall provide no less than 50 video course materials to the Company in 2014 and the price for each is RMB500,000 (approximately $76,315). The Intellectual Property right of each course material produced by Jimei University belongs to the Company.

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

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade- and service-related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

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

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (As Revised) the Financial Secretary undertakes with Skillful Craftsman Education Technology Limited (Cayman Islands).

(a)	that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of our company; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

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

Urban Maintenance and Construction Tax

According to Interim Regulations on Urban Maintenance and Construction Tax of the People’s Republic of China (Amended in 2011) issued by the State Council on January 8, 2011, the rates of urban maintenance and construction tax shall be as follows: 7% for a taxpayer in a city, 5% for a taxpayer in a county town or town, 1% for a taxpayer living in a place other than a city, county-level town or town. The rate of urban maintenance and construction tax of Wuxi Wangdao is 7%; the rate of urban maintenance and construction tax Craftsman Wuxi is 7%.

Education Surcharge Tax

According to Provisional Regulations on the Collection of Education Surcharges (Amended in 2011) by the State Council on January 8, 2011, Computation and collection of education surcharges are based on the amount of value-added tax, business tax and consumption tax actually paid by entities and individuals. The rate of education surcharges is 3%, which shall be paid together with value-added tax, business tax or consumption tax respectively. The rate of education surcharge tax of Wuxi Wangdao is 3% and the rate of education surcharge tax of Craftsman Wuxi is 3%.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) cash will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects, including the fact that we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, and are deemed to own our pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

10.I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB 6.7317 in the year ended March 31, 2019 to US$1.00 for RMB6.9655 in the year ended March 31, 2020 and further to US$1.00 for RMB 6.7834 in the year ended March 31, 2021. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2021, our revenue, cost of revenue and total expenses, including selling expenses and general and administrative expenses, for the year ended March 31, 2021 would slightly decrease by approximately $49,093, $24,762 and $9,192, respectively.

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

Credit Risk

As March 31, 2021, we had cash of $17.5 million. Our cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-237815), or the Form F-1, in relation to our IPO of 3,000,000 ordinary shares at an initial offering price of US$5.00 per share. The Form F-1 was declared effective by the SEC on June 30, 2020. Our IPO closed on July 27, 2020. Our underwriters were The Benchmark Company and Axiom Capital Management, Inc.

We received net proceeds of approximately US$13.36 million from our initial public offering. In the year ended March 31, 2021, we used approximately $2.62 million of these net proceeds for course development, platform improvements, research and development, human resources and other general corporate purposes. Additionally, $8 million of these net proceeds were invested in a third-party private fund in July 2020 and the investment was divested in March 2021 at a value of $5.7 million. As disclosed in the prospectus of our initial public offering, we intend to use the remainder of the proceeds to continue (i) the development of 1+X online courses, (ii) the development of additional virtual simulation experimental programs, (iii) the development of mobile application for vocational education services; and (iv) the development of vocational education interaction platform and career advice services platform.

Item 15. Controls and Procedures

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2021. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2021 considered the below factors, including:

•	the number of adjustments proposed by our independent auditors during our interim review and annual audit processes;

•	how adequately we complied with U.S. GAAP on transactions; and

•	how accurately we prepared supporting information to provide to our independent auditors on an interim and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2021 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

(c)       Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)       Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)       Remediation Initiatives

For 2021, we have prepared a preliminary remediation plan to address the underlying causes of the material weakness described above. The preliminary remediation plan includes:

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

Our management, including our Co-Chief Executive Officers and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Steven Yuan Ning Sim, Limin Huang and Huiqing Ye. Our board of directors has determined that Steven Yuan Ning Sim, Limin Huang and Huiqing Ye are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Steven Yuan Ning Sim meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Our code of ethics is publicly available on our website at www.kingwayup.com.

Item 16C. Principal Accountant Fees and Services

	Year Ended March 31,
	2021	2020
	US$	US$
Audit fees*	165,000	135,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

We were advised by Thayer O’Neal Company, LLC (“Thayer”), our independent registered public accounting firm, that Thayer has applied for de-registration from the Public Company Accounting Oversight Board in connection with the retirement of a name partner and the restructuring of Thayer’s equity.

As a result, effective April 18, 2021, our audit committee dismissed Thayer as our independent registered public accounting firm. The decision to change our independent registered public accounting firm was approved by our audit committee of the board of directors. Thayer previously issued a report on our consolidated financial statements for the fiscal year ended March 31, 2020. Thayer’s report on the financial statements for the fiscal year ended March 31, 2020 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal year ended March 31, 2020 and through April 18, 2021, Thayer did not inform us that there were (i) any disagreements between us and Thayer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Thayer, would have caused Thayer to make reference thereto in their reports on the consolidated financial statements for such years, and (ii) any reportable events as that term is defined in Item 16F (a)(1)(v) of Form 20-F.

Effective April 18, 2021, our audit committee approved the appointment of TPS Thayer, LLC (“TPS”) as our new independent registered public accounting firm for the audit of the fiscal year ended March 31, 2021 and to issue an audit report.

During the two most recent fiscal years and through April 18, 2021, neither we nor anyone on our behalf consulted with TPS with respect to either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that TPS concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Thayer and requested that Thayer furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Thayer’s letter addressed to the SEC dated July 20, 2021 is attached to this annual report as Exhibit 15.3.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-24.

Item 19. Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Article of Association (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-39360) filed with the Commission on August 17, 2020).

2.1	Description of Shares (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 001-39360) filed with the Commission on August 17, 2020).

4.1	Exclusive Business Cooperation Agreement, dated July 17, 2019, by and between Craftsman Wuxi and Wuxi Wangdao (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.2	Exclusive Purchasing Right Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.3	Equity Interest Pledge Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao. (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.4	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Xiaofeng Gao. (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.5	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Lugang Hua (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.6	Letter of Spouse Consent by Xiaoping Zhou (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.7	Letter of Spouse Consent by Haiyin Shi (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.8	English translation of Service Agreement with China Adult Education Association, dated December 12, 2014, by and between Wuxi Wangdao and China Adult Education Association (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.9	English translation of Cooperation Agreement with China Adult Education Association, dated June 1, 2018, by and between Wuxi Wangdao and Higher Education Press Ltd. (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.10	English translation of Cooperation Agreement with China Adult Education Association, dated February 19, 2014, by and between Wuxi Wangdao and China Adult Education Association. (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.11	English translation of Promotion Agreement by and among Wuxi Wangdao, China Adult Education Association and Higher Education Press Ltd., dated June 6, 2018 (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.12	English translation of Cooperation Agreement with Jimei University, dated January 7, 2014, by and between Wuxi Wangdao and Jimei University (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.13	Equity Transfer Agreement dated May 25, 2021, by and between Wuxi Kingway Technology Co., Ltd. and Shenzhen Qianhai Jisen Information Technology Ltd. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on May 25, 2021).

8.1*	List of Subsidiaries of the Registrant

12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certifications of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of V&T Law Firm

15.2*	Consent of Maples and Calder (Cayman) LLP

15.3*	A letter from Thayer O’Neal Company, LLC

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed as an exhibit hereto.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
/s/ Xiaofeng Gao
Name: Xiaofeng Gao
Title: Chairman of Board of Directors and Co-Chief Executive Officer

Date: July 20, 2021

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Skillful Craftsman Education Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Skillful Craftsman Education Technology Limited (“the Company”), as of March 31, 2021 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2021 and the consolidated results of its operations and its cash flows for the year ended March 31, 2021, in conformity with U.S generally accepted accounting principles.

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

/s/ TPS Thayer, LLC

We have served as the Company's auditor since 2021

Sugar Land, Texas

July 20, 2021

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

/s/ Thayer O’Neal Company, LLC

We have served as the Company's auditor since 2020

Sugar Land, Texas

August 17, 2020

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$17,453,360	$11,931,714
Accounts receivable, net	83,980	78,785
Prepayments and other current assets	1,784,537	1,963,102
Other receivables	5,713,192	-
Total current assets	25,035,069	13,973,601
Non-current assets
Property and equipment, net	13,725,957	12,324,125
Intangible assets, net	20,416,461	19,294,740
Long-term prepayments and other non-current assets	28,406	97,035
Total non-current assets	34,170,824	31,715,900
TOTAL ASSETS	$59,205,893	$45,689,501
LIABILITIES
Current liabilities
Accounts payable	$113,707	$249,086
Taxes payable	448,485	543,600
Amounts due to a related party	257,037	-
Accrued expenses	1,051,929	227,525
Deferred revenue-current	11,456,667	16,736,365
Total current liabilities	13,327,825	17,756,576
Non-current liabilities
Deferred revenue-noncurrent	312,896	50,877
Total non-current liabilities	312,896	50,877
TOTAL LIABILITIES	$13,640,721	$17,807,453
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	2,400	1,800
Additional paid-in capital	13,415,987	1,619,774
Statutory reserve	745,590	745,590
Accumulated profits	30,419,177	26,921,172
Accumulated other comprehensive income/(loss)	982,018	(1,406,288)
TOTAL SHAREHOLDERS’ EQUITY	45,565,172	27,882,048
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,205,893	$45,689,501

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended March 31,
	2021	2020
Revenue	$29,168,546	$28,601,071
Cost of revenue	(14,712,411)	(11,797,870)
Gross income	14,456,135	16,803,201

Operating expenses:
Selling and marketing expenses	(1,807,132)	(1,520,801)
General and administrative expenses	(3,654,449)	(2,038,568)
Total operating expenses	(5,461,581)	(3,559,369)
Income from operations	8,994,554	13,243,832
Interest income	58,946	73,737
Investment loss	(2,436,809)	-
Government grant	369,170	-
Other expenses, net	(8,553)	(3,458)
Income before income taxes	6,977,308	13,314,111
Income tax expense	(3,479,303)	(3,338,886)
Net income	$3,498,005	$9,975,225

Other comprehensive income/(loss):
Foreign currency translation adjustment	2,388,306	(1,112,209)
Total comprehensive income	5,886,311	8,863,016
Net earnings per ordinary share, basic and diluted	$0.32	$1.11
Weighted average number of ordinary shares, basic and diluted	11,030,137	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Common stock	Additional paid-in capital	Statutory reserve	Accumulated profits	Accumulated other comprehensive (loss)/income	Total
Balance as of March 31, 2019	9,000,000	$1,800	$1,619,774	$745,590	$16,945,947	$(294,079)	$19,019,032
Net income for the year	-	-	-	-	9,975,225	-	9,975,225
Foreign currency translation adjustment	-	-	-	-	-	(1,112,209)	(1,112,209)
Balance as of March 31, 2020	9,000,000	$1,800	$1,619,774	$745,590	$26,921,172	$(1,406,288)	$27,882,048
Net income for the year	-	-	-	-	3,498,005	-	3,498,005
Foreign currency translation adjustment	-	-	-	-	-	2,388,306	2,388,306
Issuance of common stocks through IPO	3,000,000	600	11,796,213	-	-	-	11,796,813
Balance as of March 31, 2021	12,000,000	$2,400	$13,415,987	$745,590	$30,419,177	$982,018	$45,565,172

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2021	2020
Cash Flows from Operating Activities
Net income	$3,498,005	$9,975,225
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation of property and equipment	3,689,815	2,685,034
Amortization of intangible assets	6,651,329	6,309,065
Loss on disposals of property and equipment	-	6,960
Investment loss due to the redemption of financial assets held for trading	2,436,809	-
Changes in operating assets and liabilities:
Accounts receivables, net	(5,195)	372,347
Prepayments and other current assets	(1,268,175)	(1,060,291)
Other receivables	(150,001)	-
Long-term prepayments and other non-current assets	68,629	(97,035)
Accounts payable	(135,379)	239,061
Amounts due to a related party	257,037	-
Deferred revenue	(5,017,679)	(7,194,492)
Accrued expenses	824,404	75,980
Taxes payable	(95,115)	168,263
Net cash generated from operating activities	10,754,484	11,480,117

Cash flows from investing activities
Purchase of property and equipment	(5,091,647)	(1,672,529)
Purchase of intangible assets	(7,773,051)	(8,728,734)
Investment in Financial assets held for trading	(8,000,000)	-
Net cash used in investing activities	$(20,864,698)	$(10,401,263)

Cash flows from financing activities
Proceeds from IPO net off IPO expenses	13,243,554	-
Net cash generated from financing activities	$13,243,554	$-

Effects of foreign currency translation	2,388,306	490,577

Net increase in cash and cash equivalents	5,521,646	1,569,431
Cash and cash equivalents at beginning of year	11,931,714	10,362,283
Cash and cash equivalents at end of year	$17,453,360	$11,931,714

Supplemental disclosures of cash flow information
Cash paid for income taxes	$3,612,851	$3,063,628
Cash paid for interest expense	$-	$422

Non cash transactions
Redemption of fund in transit	$5,563,191	$-

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

The Group's business has been directly operated by the VIE. For the years ended March 31, 2021 and 2020, the VIE contributed 100% and 100% of the Group's consolidated revenues, respectively. As of March 31, 2021 and 2020, the VIE accounted for an aggregate of 87% and 100%, respectively, of the consolidated total assets, and 93% and 100%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company's VIE were included in the accompanying consolidated financial statements:

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of March 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$14,716,543	$11,931,714
Accounts receivable, net	83,980	78,785
Prepayments and other current assets	1,657,531	1,961,350
Amounts due from related parties	850,517	-
Total current assets	17,308,571	13,971,849
Non-current assets:
Property and equipment, net	13,725,957	12,324,125
Intangible assets, net	20,416,461	19,294,740
Long-term prepayments and other non-current assets	28,406	97,035
Total non-current assets	34,170,824	31,715,900
TOTAL ASSETS	$51,479,395	$45,687,749
Current liabilities:
Accounts payable	$113,707	$249,086
Taxes payable	448,485	543,600
Accrued expenses	385,292	227,525
Deferred revenue-current	11,456,667	16,736,365
Total current liabilities:	12,404,151	17,756,576
Non-current liabilities:
Deferred revenue-noncurrent	312,896	50,877
Total non-current liabilities	312,896	50,877
TOTAL LIABILITIES	$12,717,047	$17,807,453

	For the years ended March 31,
	2021	2020
Revenue	$29,168,546	$28,601,071
Net income	$8,436,207	$9,975,225

	For the year ended
	March 31,
	2021	2020
Net cash provided by operating activities	$13,927,170	$11,480,117
Net cash used in investing activities	(12,864,697)	(10,401,263)
Net cash provided by financing activities	-	-
Effects of exchange rate changes on cash	1,722,356	490,577
Net cash inflow	$2,784,829	$1,569,431

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

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group considers there is no allowance for doubtful accounts for years ended March 31, 2021 and 2020.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f)	Property and equipment, net

Property and equipment are recorded at cost including the cost of improvements less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives of the assets as follows:

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

g)	Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Acquired software	5 years
Purchased courseware	5 years
Copyrights	5 years

h)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. There was no impairment of long-lived assets for the years ended March 31, 2021 and 2020.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

i)	Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

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

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, accounts payable and other payable approximate the fair value of the respective assets and liabilities as of March 31, 2021 and 2020 owing to their short-term nature or present value of the assets and liabilities.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

j)	Revenue recognition

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

The Group’s revenue is principally derived from the rendering of education services as principal to the members through an online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB100 per member. For VIP members who signed up between July 2018 and March 2019 enjoy the sales promotion of extending the membership period from one year to two years. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee of RMB300 per member per quarter. In response to the outbreak of the COVID-19 in China, all courseware of the Company was free of charge during February 1, 2020 to February 29, 2020, and the membership period of the existing paying-members was automatically extended for one month. During the quarter from April to June 2020, the company had a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they gained a two-years membership which normally be only one-year; for new SVIP members, they gained a six-months membership which normally be only three-months.

The membership services mainly provide access to online education services, which are accounted for as a single performance obligation as the membership services are highly integrated. These service fees are collected in lump-sum for a specific contracted service period when the service contract is signed and the revenues are recognized proportionally over the time throughout service period, as the Group concluded that the membership service represents a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period. Deferred revenue refers to the remaining unamortized amount of membership fee that online members paid in advance.

The Group also generates revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout the service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of March 31,
	2021	2020
Deferred revenue-current	$11,456,667	$16,736,365
Deferred revenue-non-current	312,896	50,877
Total	$11,769,563	$16,787,242

	For the years ended March 31,
	2021	2020
Revenue recognized from deferred revenue balance	$16,736,365	$15,258,021

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of March 31, 2021, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $11,769,563. The Group expects to recognize revenue of $11,456,667 and $312,896 related the remaining performance obligations over the next 12 months and the next 12 to 24 months, respectively.

k)	Cost of revenue

Cost of revenue is mainly composed of copyright fees and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

l)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees' salaries. The Group recorded employee benefit expenses of $51,664 and $41,207 for the years ended March 31, 2021 and 2020, respectively.

m)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, advertising and promotion costs were $939,878 and $893,754 for years ended March 31, 2021 and 2020, respectively.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

n)	Research and development expenses

Research and development expenses consist of compensation and benefit expenses to the technology development personnel. Research and development expenses are primarily incurred in the development of new features and general improvement of the technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Group’s services. No research and development expenses were capitalized for all years presented as the Group has not met all of the necessary capitalization requirements.

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

p)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from the rendering of education services to the members through online education platform. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the consolidated balance sheets.

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

q)	Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury shares as a component of the common shareholders’ equity. Cancellation of treasury shares is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings. On April 22, 2020, initial shareholders of the Company approved a consolidation and increase of share capital such that the authorized share capital of the Company consists of $75,000 divided into 500,000,000 ordinary shares of $0.00015 par value each, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On May 29, 2020, the shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $100,000 divided into 500,000,000 ordinary shares of $0.0002 par value each, resulting in an aggregate of 9,000,000 ordinary shares outstanding. On July 27, 2020, the Company closed its initial public offering of 3,000,000 ordinary shares, US$0.0002 par value per share at an offering price of $5.00 per share, resulting in an aggregate of 12,000,000 ordinary shares outstanding. Accordingly, unless otherwise noted, all share and per share information has been adjusted to retroactively show the effect of the stock consolidation.

r)	Related parties

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

s)	Statutory reserves

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

t)	Earnings per share

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

u)	Foreign currency translation

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

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2021	March 31, 2020
Year-end spot rate	US$1=6.5712 RMB	US$1=7.0851 RMB
Average rate	US$1=6.7720 RMB	US$1=6.9655 RMB

v)	Comprehensive income/(loss)

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

w)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group's CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

x)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2021 and 2020, the RMB denominated cash and cash equivalents amounted to $14,716,652 and $11,931,714 respectively.

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

y)	Risks and uncertainties

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

z)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

The Group does not believe recently issued but not yet effective accounting standards would have a material effect on the consolidated financial position, statements of operations and cash flows.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

aa)	Recently adopted accounting standards

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years beginning after December 15, 2019. Company adopted the accounting standard in April 2020. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

In August 2018, the FASB issued 2018-15, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40), which reduces complexity for the accounting for costs of implementing a cloud computing service arrangement. The amendment is effective for public companies with fiscal years beginning after December 15, 2019. Company adopted the accounting standard in April 2020. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Company adopted the accounting standard in April 2020. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments-Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through Net profit. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Company adopted the accounting standard in April 2020.The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of March 31,
	2021	2020
Cash on hand	$42	$187
Bank balances	17,453,318	11,931,527
Total	$17,453,360	$11,931,714

4.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2021	2020
Accounts receivable, gross	$83,980	$78,785
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$83,980	$78,785

5.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of March 31,
	2021	2020
Prepaid service fees	$1,708,093	$1,385,756
Prepaid legal service fee	8,334	575,594
Prepaid insurance fee	68,110	-
Other current assets	-	1,752
Total	$1,784,537	$1,963,102

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

6.	Other receivables

	As of March 31,
	2021	2020
Redemption of fund	$5,563,191	$-
Escrow deposit for IPO guarantee	150,001	-
Total	$5,713,192	$-

The Company made investment in financial assets held for trading of $8,000,000 which was belonging to Level 3 to measure fair value. As of March 19, 2021, the Company redeemed the fund and suffered a loss of $2,436,809. As of March 31, 2021, the Company has not received the redemption amount of $5,563,191 netting of transaction fee of $172,057.

7.	Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2021	2020
Server hardware	$22,242,229	$16,696,081
Vehicles	117,023	108,536
	22,359,252	16,804,617
Less: accumulated depreciation	(8,633,295)	(4,480,492)
Property and equipment, net	$13,725,957	$12,324,125

During the years ended March 31, 2021 and 2020, the Group had no impaired or pledged property and equipment.

Additions to property and equipment for the years ended March 31, 2021 and 2020 were $5,091,647 and $1,672,529, respectively. Disposals of property and equipment for the years ended March 31, 2021 and 2020 were nil and $65,073.

Depreciation expenses were $3,689,815 and $2,685,034 for the years ended March 31, 2021 and 2020, respectively.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Intangible assets, net

Intangible assets consisted of the following:

	As of March 31,
	2021	2020
Software	$5,867,028	$5,441,560
Courseware	31,835,306	25,998,130
Copyrights	10,850,212	4,064,869
	48,552,546	35,504,559
Less: accumulated amortization	(28,136,085)	(19,738,351)
Courseware development in progress	-	3,528,532
Intangible assets, net	$20,416,461	$19,294,740

Courseware development in progress represented the advance payment made to a third party as of March 31, 2020, which has completed as of March 31, 2021.

During the years ended March 31, 2021 and 2020, the Group had no impaired or pledged intangible assets.

Additions to intangible assets for the years ended March 31, 2021 and 2020 were $7,773,051 and $8,728,734, respectively. There were no disposals of intangible assets for the years ended March 31, 2021 and 2020.

Amortization expenses were $6,651,329 and $6,309,065 for the years ended March 31, 2021 and 2020, respectively. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of March 31, 2021:

2022	$7,462,511
2023	5,723,772
2024	3,227,672
2025	2,418,091
Thereafter	1,584,415
Total	$20,416,461

9.	Accounts payable

Accounts payable consisted of the following:

	As of March 31,
	2021	2020
Payable to a supplier of virtual simulation software	$108,381	$115,425
Payable to a copyright supplier	-	110,090
Payable to accessories suppliers	5,326	23,571
Total	$113,707	$249,086

10.	Accrued expenses

Accrued expenses consisted of the following:

	As of March 31,
	2021	2020
Accrued payroll	$544,183	$-
Accrued rental fee	227,076	136,278
Financing consultant fee payable	200,000	-
Accrued promotion fee	75,539	80,720
Accrued compensation benefit	5,077	3,095
Other	54	7,432
Total	$1,051,929	$227,525

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Revenue

Disaggregated revenue by types consisted of the following:

	For the years ended March 31,
	2021	2020
Online VIP membership revenue	$23,988,077	$22,317,033
Online SVIP membership revenue	4,967,186	6,093,679
Technology services revenue	213,283	190,359
Total	$29,168,546	$28,601,071

12.	Cost of revenue

Cost of revenue consisted of the following:

	For the years ended March 31,
	2021	2020
Amortization expenses	$6,651,329	$6,309,065
Depreciation expenses of server hardware	3,689,815	2,663,616
Resource usage fees	1,407,768	1,493,073
Virtual simulation fee	1,279,050	820,806
Website maintenance fee	1,565,281	344,555
Raw material consumption fees	39,425	86,117
Other	79,743	80,638
Total	$14,712,411	$11,797,870

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Operating expenses

Operating expenses consisted of the followings:

	For the years ended March 31,
	2021	2020
Selling and marketing expenses:
Promotion expenses	$939,878	$893,755
Telecommunications service fees	461,216	296,101
Union pay service charges	235,038	233,398
Employee compensation	159,216	81,487
Employee benefit expenses	11,784	16,060
	$1,807,132	$1,520,801
General and administrative expenses:
Employee compensation	$2,620,776	$1,661,587
Consulting fees	216,309	103,755
Audit fees	152,925	-
Insurance fee	151,890	-
Travel and Communication expenses	120,445	25,928
Attorney fee	94,666	-
Investment relationship fee	90,581	-
Rental fee	77,768	138,618
Employee benefit expenses	39,880	25,147
Depreciation expenses of vehicles	-	21,418
Entertainment	17,673	14,067
Other	71,536	48,048
	$3,654,449	$2,038,568

Operating expenses	$5,461,581	$3,559,369

14.	Taxation

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the years ended March 31, 2021 and 2020.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the years ended March 31, 2021 and 2020.

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

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended March 31
	2021	2020
Current	$3,479,303	$3,338,886
Deferred	-	-
Income tax expense	$3,479,303	$3,338,886

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended March 31, 2021 and 2020, respectively:

	For the years ended March 31,
	2021	2020
Income before income taxes	$6,977,308	$13,314,111
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$1,744,327	$3,328,528
Effect of tax exempt entity	1,232,710	-
Effect of previous year over-paid tax expense	498,924	-
Effect of non-tax deductible expenses	3,342	10,358
Income tax expense	$3,479,303	$3,338,886

There was not any temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2021 and 2020, thus no deferred income tax is recognized.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the following:

	As of March 31,
	2021	2020
Income tax payable	$375,467	$477,466
VAT payable	54,961	58,897
Other tax payables	18,057	7,237
Total	$448,485	$543,600

15.	Related parties

a)	The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Chairman of the Board of Directors and Chief Executive Officer, 32.3% beneficial owner of the Company

b)	The Company had the following related party balance with the related party mentioned above:

	As of March 31,
	2021	2020
Amounts due to Xiaofeng Gao	$257,037	$-

c)	The Company had the following related party transaction with the related party mentioned above:

	For the years ended March 31,
	2021	2020
Expense paid by Xiaofeng Gao	$2,266,396	$-

The Group did not have other significant balances or transactions with its related parties for the years ended March 31, 2020 and 2021.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Commitments and Contingencies

(1)	Capital commitment

Due to the impact of Covid-19, the Company entered a supplement agreement with Jimei University and Wuxi Vocational Technology College in June 2020 to transfer the IDC construction project to Wuxi Vocational Technology College. The unpaid purchase amount $2,841,903 (RMB18,675,000) of software, software copyrights and hardware are operational commitment.

(2)	Operating lease commitments

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi in the PRC. As of March 31, 2021, the Group had no obligation under long-term operating leases and financing lease requiring minimum rentals. As of March 31, 2021, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended March 31, 2021 was $77,768 and was recorded in general and administrative expense on the consolidated statements of operations. As of March 31, 2021, the Group had no future minimum payments under non-cancelable operating leases for a period greater than one year.

As of March 31, 2021, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

Within one year	$58,328
Total	$58,328

17.	Subsequent events

(1)	Acquisition

On May 25, 2021, the Group announced a definitive agreement to acquire 100% equity interest in Shenzhen Jisen Information Tech Limited (“Jisen Information”), an integrated financial education and service provider in China, for a total consideration of 2,900,000 newly issued ordinary shares of the Company. The transaction has been unanimously approved by the Company’s board of directors and is expected to be closed in August 2021.

(2)	Redemption of fund

Up to July 12, 2021, the Group has received the total outstanding $5.6 million of redemption fund recorded in other receivables.

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and noted that there are no other subsequent events.

18.	Condensed financial information of the Company

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation, using the same accounting policies as set out in the Group’s consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed balance sheets

	As of March 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$2,736,708	$-
Deferred expenses	50,562	-
Prepayment and other current assets	5,789,634	1,752
Investment in subsidiaries and VIE	38,701,420	27,880,296
TOTAL ASSETS	$47,278,324	$27,882,048
Amounts due to related parties	252,602	-
Amounts due to subsidiaries and VIE	897,835	-
Accrued expenses	562,715	-
TOTAL LIABILITIES	$1,713,152	$27,882,048

Shareholders’ equity
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	2,400	1,800
Additional paid-in capital	13,415,987	1,619,774
Statutory reserve	745,590	745,590
Accumulated profits	30,419,177	26,921,172
Accumulated other comprehensive income (loss)	982,018	(1,406,288)
Total shareholders’ equity	$45,565,172	$27,882,048

Condensed statements of income

	For the years ended March 31,
	2021	2020
Revenue	$-	$-
Cost of revenue	-	-
Gross profit	-	-

Operating expenses:
General and administrative expenses	$(2,493,845)	$-
Investment loss, net	(2,436,809)	-
Share of profit in subsidiaries and VIE	8,428,844	9,975,225
Others, net	(185)	-
Income before income tax provision	3,498,005	9,975,225
Provision for income tax	-	-
Net profit	$3,498,005	$9,975,225

Condensed cash flow

	For the years ended March 31,
	2021	2020
Net income	$3,498,005	$9,975,225
Other comprehensive income (loss)	2,388,306	(1,112,209)
Total comprehensive income	$5,886,311	$8,863,016

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of comprehensive income

	For the year ended
	March 31,
	2021	2020
Net cash provided by operating activities	$(2,506,846)	$-
Net cash used in investing activities	(8,000,000)	-
Net cash provided by financing activities	13,243,554	-
Net cash inflow	$2,736,708	$-
	For the years ended March 31,
	2021	2020	2019
Net income	$3,498,005	$9,975,225	$8,675,058
Total comprehensive income	$5,886,311	$8,863,016	$7,939,866

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2019 AND 2018

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

F-30

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Skillful Craftsman Education Technology Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Skillful Craftsman Education Technology Limited and its subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, The People’s Republic of China
July 30th, 2019 (May 29, 2020, as to the effects of the reverse stock split described in Notes 2 and 16)

We have served as the Company’s auditor since 2019.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31
	Note	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	3	$10,362,283	$4,896,067
Accounts receivable, net	4	451,132	171,753
Prepayments and other current assets	5	902,811	1,973
Total current assets		11,716,226	5,069,793
Non-current assets
Property and equipment, net	6	14,022,240	1,062,573
Intangible assets, net	7	17,799,207	23,921,846
Total non-current assets		31,821,447	24,984,419
TOTAL ASSETS		$43,537,673	$30,054,212

LIABILITIES
Current liabilities
Accounts payable	8	$10,025	$6,044,274
Taxes payable	13	375,337	697,099
Amounts due to a related party	14	-	1,590,305
Other payables	9	151,545	85,219
Deferred revenue-current	10	15,308,898	10,558,149
Total current liabilities		15,845,805	18,975,046
Non-current liabilities
Deferred revenue-noncurrent	10	8,672,836	-
Total non-current liabilities		8,672,836	-
TOTAL LIABILITIES		$24,518,641	$18,975,046

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 9,000,000 shares issued and outstanding		1,800	1,800
Additional paid-in capital		1,619,774	1,619,774
Statutory reserve		745,590	745,590
Accumulated profits		16,945,947	8,270,889
Accumulated other comprehensive (loss) /income		(294,079)	441,113
TOTAL SHAREHOLDERS’ EQUITY		19,019,032	11,079,166
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$43,537,673	$30,054,212

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended March 31,
	Note	2019	2018
Revenue	10	$24,668,840	$14,910,543
Cost of revenue	11	(9,458,559)	(4,715,419)
Gross profit		15,210,281	10,195,124

Operating expenses:
Selling and marketing expenses		(1,832,006)	(1,148,375)
General and administrative expenses		(1,899,110)	(1,108,280)
Total operating expenses	12	(3,731,116)	(2,256,655)
Income from operations		11,479,165	7,938,469
Interest income		88,588	76,324
Interest expenses		(195)	(114)
Income before income taxes		11,567,558	8,014,679
Income tax expense	13	(2,892,500)	(2,004,711)
Net profit		$8,675,058	$6,009,968
Less: net profit attributable to non-controlling interests		-	-
Net profit attributable to Skillful Craftsman Education Technology Limited’s shareholders		8,675,058	6,009,968

Net earnings per ordinary share, basic and diluted		0.96	0.67
Weighted average number of ordinary shares, basic and diluted		9,000,000	9,000,000

Net profit		$8,675,058	$6,009,968
Other comprehensive (loss) /income:
Foreign currency translation adjustment		(735,192)	722,635
Total comprehensive income		7,939,866	6,732,603

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Ordinary Shares	Additional paid-in capital	Statutory reserve	Accumulated profits	Accumulated other comprehensive (loss)/income	Total

Balance as of March 31, 2017	9,000,000	$1,800	$1,619,774	$252,020	$2,754,491	$(281,522)	$4,346,563
Net profit for the year	-	-	-		6,009,968	-	6,009,968
Appropriation to statutory reserve	-	-	-	493,570	(493,570)	-	-
Foreign currency translation adjustment	-	-	-	-	-	722,635	722,635
Balance as of March 31, 2018	9,000,000	$1,800	$1,619,774	$745,590	$8,270,889	$441,113	$11,079,166
Net profit for the year		-	-	-	8,675,058	-	8,675,058
Foreign currency translation adjustment		-	-	-		(735,192)	(735,192)
Balance as of March 31, 2019	9,000,000	$1,800	$1,619,774	$745,590	$16,945,947	$(294,079)	$19,019,032

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2019	2018
Cash flows from operating activities
Net profit	$8,675,058	$6,009,968
Adjustments to reconcile net profit to net cash generated from operating activities
Depreciation of property and equipment	922,770	415,838
Amortization of intangible assets	6,324,124	3,968,113
Loss on disposals of property and equipment	7,430	-
Changes in operating assets and liabilities:
Accounts receivables	(279,379)	(131,162)
Prepayments and other current assets	(900,838)	60,158
Accounts payable	(6,034,249)	4,021,643
Amounts due to a related party	(1,590,305)	(2,757,962)
Deferred revenue	13,423,585	4,948,787
Other payables	66,326	33,851
Taxes payable	(321,762)	382,874
Net cash generated from operating activities	20,292,760	16,952,108

Cash flows from investing activities
Purchase of property and equipment	(13,963,669)	-
Purchase of intangible assets	(1,782,615)	(15,073,518)
Net cash used in investing activities	$(15,746,284)	$(15,073,518)

Net cash flows from financing activities	-	-

Effects of foreign currency translation	919,740	(1,030,294)

Net increase in cash and cash equivalents	5,466,216	848,296
Cash and cash equivalents at beginning of period	4,896,067	4,047,771
Cash and cash equivalents at end of period	$10,362,283	$4,896,067

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$3,257,505	1,658,830
Cash paid for interest expense	195	114

The accompanying notes are an integral part of these consolidated financial statements.

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

In preparation of its initial public offering in the United States, the Company undergone a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE. As part of the reorganization, the business operations of the consolidated subsidiaries and VIE were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”).

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

Details of the Group's subsidiaries and the VIE were as follows:

Name of Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES ”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding

VIE:			Indirect
Wuxi Kingway Technology Co., Ltd.( “Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIE and their shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license, which shall only be held by domestic companies. The Group’s offshore holding company is not a domestic company under the PRC laws, thus not being qualified to hold ICP license.

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

The following is a summary of the contractual agreements:

Exclusive Business Cooperation Agreement

Under the Exclusive Business Cooperation Agreement between WOFE and Wuxi Wangdao, dated July 17, 2019, WOFE has the exclusive right to provide Wuxi Wangdao with business support, technical support and consulting services related to its business operations in return for certain fees. Without WOFE’s prior written consent, Wuxi Wangdao may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to Wuxi Wangdao under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services and the commercial value and specific content of the service provided. WOFE owns the intellectual property rights developed by either WOFE or Wuxi Wangdao in the performance of these agreements. These agreements became effective upon execution and will remain effective until terminated by WOFE.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement, each of the shareholders pledged all of their equity interest in Wuxi Wangdao to WOFE so as to secure their obligations under the Equity Interest Pledge Agreement, the Exclusive Business Cooperation Agreement and the Authorization Agreement. If the shareholders of Wuxi Wangdao breach their respective contractual obligations , WOFE , as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interest. Pursuant to the agreement, the shareholders of Wuxi Wangdao shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Wuxi Wangdao without prior written consent of WOFE. The equity pledge right held by WOFE will be terminated upon the fulfillment of all contract obligations and the full payment of all secured indebtedness by the Nominee Shareholders and Wuxi Wangdao.

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

Authorization Agreement

Under the Authorization Agreement, the Nominee Shareholders of Wuxi Wangdao authorized WOFE to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Wuxi Wangdao, including but not limited to the sale or transfer or pledge or disposition of shares held by the shareholders of Wuxi Wangdao in part or in whole; and (c) designating and appointing the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Wuxi Wangdao on behalf of the shareholders of Wuxi Wangdao.

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

The Group's business has been directly operated by the VIE. For the years ended March 31, 2019 and 2018, the VIE contributed 100% and 100% of the Group's consolidated revenues, respectively. As of March 31, 2019 and 2018, the VIE accounted for an aggregate of 100% and 100%, respectively, of the consolidated total assets, and 100% and 100%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company's VIE were included in the accompanying consolidated financial statements:

	As of March 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$10,362,283	$4,896,067
Accounts receivable, net	451,132	171,753
Prepayments and other current assets	900,968	-
Total current assets	11,714,383	5,067,820
Non-current assets:
Property and equipment, net	14,022,240	1,062,573
Intangible assets, net	17,799,207	23,921,846
Total non-current assets	31,821,447	24,984,419
TOTAL ASSETS	$43,535,830	$30,052,239

Current liabilities:
Accounts payable	$10,025	$6,044,274
Taxes payable	375,337	697,099
Amounts due to a related party	-	1,590,305
Other payables	151,545	85,219
Deferred revenue-current	15,308,898	10,558,149
Total current liabilities:	15,845,805	18,975,046
Non-current liabilities:
Deferred revenue-noncurrent	8,672,836	-
Total non-current liabilities	8,672,836	-
TOTAL LIABILITIES	24,518,641	18,975,046

	For the years ended March 31,
	2019	2018
Revenue	$24,668,840	$14,910,543
Net profit	$8,675,058	$6,009,968

	For the years ended March 31,
	2019	2018
Net cash generated from operating activities	$20,292,760	$16,952,108
Net cash used in investing activities	(15,746,284)	(15,073,518)
Net cash generated from financing activities	-	-
Net increase in cash and cash equivalents	5,466,216	848,296

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

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). On April 22, 2020, our initial shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $75,000 divided into 500,000,000 ordinary shares of $0.00015 par value each, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On May 29, 2020, our shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $100,000 divided into 500,000,000 ordinary shares of $0.0002 par value each, resulting in an aggregate of 9,000,000 ordinary shares outstanding. Accordingly, unless otherwise noted, all share and per share information has been restated to retroactively show the effect of the stock consolidation.

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

Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

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

f)	Property and equipment, net

Property and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Useful Lives
Server hardware	5 years
Vehicle	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

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

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Useful Lives
Acquired software	5 years
Purchased courseware	5 years
Copyrights	5 years

h)	Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if any of the following criteria meets: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) The lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term

i)	Impairment of long-lived assets

The Group reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2019 and 2018.

j)	Fair value of financial instruments

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

• Level 1 - Quoted prices in active markets for identical assets and liabilities.

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

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, prepayment and operating lease, accounts payable and taxes payable approximate the fair value of the respective assets and liabilities as of March 31, 2019 and 2018 owing to their short-term nature or present value of the assets and liabilities.

k)	Revenue recognition

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

The Group also generate revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of March 31,
	2019	2018	2017

Deferred revenue-current	$15,308,898	$10,558,149	$5,609,362
Deferred revenue-non-current	8,672,836	-
Total	$23,981,734	$10,558,149	$5,609,362

	For the years ended March 31,
	2019	2018
Revenue recognized from deferred revenue balance	$10,558,149	$5,609,362

Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of March 31, 2019, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $23,981,734. The Group expects to recognize revenue of $15,308,898 and $8,672,836 related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

Disaggregation of revenue

For the years ended March 31, 2018 and 2019, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	For the years ended March 31,
	2019	2018
Online VIP membership revenue	$19,271,739	$14,717,609
Online SVIP membership revenue	5,054,983	-
Technical service revenue	342,118	192,934
Total	$24,668,840	$14,910,543

l)	Cost of revenue

Cost of revenue is mainly composed of copyright fee and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

m)	Allowance for doubtful accounts

Accounts receivable are recorded at original invoiced amount less an estimated allowance for uncollectible accounts. The management determines the adequacy of allowance for doubtful accounts based on individual account analysis and historical collection situation. When the management believes an allowance is necessary, the allowance is provided against accounts receivable balances, with a corresponding charge recorded in the statement of income. Delinquent account balances are written-off against the allowance for doubtful accounts when the collection is not probable. The Group considers there is no allowance for doubtful accounts for years ended March 31, 2019 and 2018.

n)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees' salaries. The Group recorded employee benefit expenses $79,056 and $ 65,076 of for the years ended March 31, 2019 and 2018, respectively.

o)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among this, advertising and promotion costs were $ 1,319,969 and $ 779,162 for years ended March 31, 2019 and 2018, respectively.

p)	Research and development costs

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

q)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in the tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

r)	Ordinary Shares

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

s)	Related parties

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

t)	Statutory reserves

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

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

u)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share,” ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

v)	Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2019	March 31, 2018
Year-end spot rate	US$1= 6.7335 RMB	US$1= 6.2881 RMB
Average rate	US$1= 6.7317 RMB	US$1= 6.6021 RMB

w)	Comprehensive income / (loss)

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

x)	Segment reporting

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

y)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2019 and 2018, the RMB denominated cash and cash equivalents amounted to $10,362,283 and $ 4,896,067 respectively.

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

z)	Risks and uncertainties

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

aa)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Early adoption is permitted. The Group is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

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

bb)	Recently adopted accounting standards

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

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group does not expect that adoption of Topic 606 did not have a material impact on its consolidated balance sheets or on its consolidated statements of cash flows.

In February 2016, FASB issued an accounting standard update (ASC Topic 842) that amends the accounting guidance on leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB also subsequently issued amendments to the standard, including providing an additional and optional transition method to adopt the new standard, described below, as well as certain practical expedients related to land easements and lessor accounting. On adoption and as of March 31, 2019, we did not recognize ROU assets or lease liabilities as we did not enter into any lease agreements with lease term over 12 months.

3.	Cash and cash equivalents

Cash and cash equivalents consisted of the followings:

	As of March 31,
	2019	2018
Cash on hand	$110	$2,662
Bank balances	10,362,173	4,893,405
Total	$10,362,283	$4,896,067

4.	Accounts receivable, net

Accounts receivable, net consisted of the followings:

	As of March 31,
	2019	2018
Accounts receivable, gross	$451,132	$171,753
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$451,132	$171,753

5.	Prepayments and other current assets

Prepayments and other current assets consisted of the followings:

	As of March 31,
	2019	2018
Prepaid service fees	$900,968	$
Others	1,843		-
Total	$902,811		$1,973

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

6.	Property and equipment, net

Property and equipment consisted of the followings:

	As of March 31,
	2019	2018

Server hardware	$8,479,493	$2,128,252
Vehicles	114,204	122,294
	8,593,697	2,250,546
Less: accumulated depreciation	(1,997,016)	(1,187,973)
Server development in progress	7,425,559	-
Property and equipment, net	$14,022,240	$1,062,573

Server development in process represented the advance payment made to a third party.

During the years ended March 31, 2019 and 2018, the Group had no impaired or pledged property and equipment.

Depreciation expenses were $ 922,770 and $ 415,838 for the years ended March 31, 2019 and 2018, respectively.

7.	Intangible assets, net

Intangible assets consisted of the followings:

	As of March 31,
	2019	2018

Software	$1,567,387	$1,678,408
Courseware	27,355,662	29,293,324
Copyrights	3,118,735	1,431,275
	32,041,784	32,403,007
Less: accumulated amortization	(14,242,577)	(8,481,161)
Intangible assets, net	$17,799,207	$23,921,846

During the years ended March 31, 2019 and 2018, the Group had no impaired or pledged intangible assets.

Amortization expenses were $ 6,324,124 and $ 3,968,113 for the years ended March 31, 2019 and 2018, respectively.

8.	Accounts payable

Accounts payable consisted of the followings:

	As of March 31,
	2019	2018
Payable to a courseware supplier	$-	$6,044,274
Payable to accessories suppliers	10,025	-
Total	$10,025	$6,044,274

9.	Other payables

Other payable consisted of the followings:

	As of March 31,
	2019	2018
Promotion fee payable	$143,710	$77,872
Welfare payables	7,835	7,347
Total	$151,545	$85,219

10.	Revenue

Disaggregation of revenue

For the years ended March 31, 2018 and 2019, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. Revenue consisted of the following categories:

	For the years ended March 31,
	2019	2018
Online VIP membership revenue	$19,271,739	$14,717,609
Online SVIP membership revenue	5,054,983	-
Technical service revenue	342,118	192,934
Total	$24,668,840	$14,910,543

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

	As of March 31,
	2019	2018	2017

Deferred revenue-current	$15,308,898	$10,558,149	$5,609,362
Deferred revenue-non-current	8,672,836	-
Total	$23,981,734	$10,558,149	$5,609,362

	For the years ended March 31,
	2019	2018
Revenue recognized from deferred revenue balance	$10,558,149	$5,609,362

Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance. Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of March 31, 2019, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $23,981,734. The Group expects to recognize revenue of $15,308,898 and $8,672,836 related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

11.	Cost of revenue

Cost of revenue consisted of the followings:

	For the years ended March 31,
	2019	2018
Amortization expenses	$6,324,124	$3,968,113
Resource usage fees	1,573,653	-
Depreciation expenses of server hardware	900,608	393,242
Website maintenance fee	356,523	227,199
Raw material consumption fees	156,790	59,132
Others	146,861	67,733
Total	$9,458,559	$4,715,419

12.	Operating expenses

Operating expenses consisted of the followings:

	For the years ended March 31,
	2019	2018
Selling and marketing expenses:
Promotion expenses	$1,319,969	$779,162
Union pay service charges	393,205	193,477
Employee compensation	99,514	94,378
Employee benefit expenses	18,056	18,310
Others	1,262	63,048
	1,832,006	1,148,375

General and administrative expenses:
Employee compensation	$1,749,429	$1,017,412
Employee benefit expenses	61,000	46,766
Depreciation expenses of vehicles	22,162	22,596
Others	66,519	21,506
	1,899,110	1,108,280

Operating expenses	$3,731,116	$2,256,655

13.	Taxes Payable

The Company is incorporated in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the years ended March 31, 2019 and 2018.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD2, 000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the years ended March 31, 2019 and 2018.

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

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended March 31
	2019	2018
Current	$2,892,500	$2,004,711
Deferred	-	-
Income tax expense	$2,892,500	$2,004,711

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended March 31, 2019 and 2018, respectively:

	For the years ended March 31,
	2019	2018
Income before income taxes	11,567,558	8,014,679
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$2,891,890	$2,003,670
Effect of non-tax deductible expenses	610	1,041
Income tax expense	$2,892,500	$2,004,711

There was not any temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2019 and 2018, thus no deferred income tax is recognized.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the followings:

	As of March 31,
	2019	2018
Income tax payable	$224,882	$631,565
VAT payable	134,172	57,720
Other tax payables	16,283	7,814
Total	$375,337	$697,099

14.	Related parties

1)	Nature of relationships with related parties

Name of related parties	Relationship with the Company

Gao Xiaofeng	Shareholder

2)	Transactions and balances with related parties

Amounts due to a related party:

	As of March 31,
	2019	2018
Gao Xiaofeng	-	1,590,305
Total	-	$1,590,305

The amounts represented an interest-free loan borrowed from a related party which was settled in December 2018.

15.         Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi in the PRC. As of March 31, 2019, the Group had no obligation under long-term operating leases and financing lease requiring minimum rentals. As of March 31, 2019, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the period ended March 31, 2019 was $ 31,046, and was recorded in general and administrative expense on the consolidated statements of operations. On March 31, 2019, the Group had no future minimum payments under non-cancelable operating leases over one year.

As of March 31, 2019, future minimum payments under non-cancelable operating leases were as followings:

Future Lease Payments
Within one year	$58,677
Total	$58,677

16.	Subsequent events

Reorganization

The reorganization of the Group’s legal structure was completed on July 17, 2019 (Note 1).

Stock Consolidation

On April 22, 2020, our initial shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $75,000 divided into 500,000,000 ordinary shares of $0.00015 par value each, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On May 29, 2020, our shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $100,000 divided into 500,000,000 ordinary shares of $0.0002 par value each, resulting in an aggregate of 9,000,000 ordinary shares outstanding. Accordingly, all share and per share information have been retrospectively adjusted to reflect the effect of the stock consolidation for all periods presented.

17.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of March 31,
	2019	2018
Assets/(liability)
Prepayment and other current assets	$1,843	$1,973
Investment in subsidiaries and VIE	19,017,189	11,077,193
Total assets/(liability)	$19,019,032	$11,079,166

Shareholders’ equity
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 9,000,000 shares issued and outstanding	1,800	1,800
Additional paid-in capital	1,619,774	1,619,774
Statutory reserve	745,590	745,590
Accumulated Profits	16,945,947	8,270,889
Accumulated other comprehensive (loss)/income	(294,079)	441,113
Total shareholders’ equity	$19,019,032	$11,079,166

Condensed statements of income

	For the years ended March 31,
	2019	2018
Share of profit in subsidiaries and VIE	8,675,058	6,009,968
Income before income tax provision	8,675,058	6,009,968
Provision for income tax	-	-
Net profit	$8,675,058	$6,009,968

Condensed statements of comprehensive income

	For the years ended March 31,
	2019	2018
Net income	$8,675,058	$6,009,968
Other comprehensive income	(735,192)	722,635
Comprehensive income	$7,939,866	$6,732,603

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

