Form 20-F
period 2022-03-31
Skillful Craftsman Education Technology Ltd
filed 2022-08-01
CIK 1782309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report As of March 31, 2022, there were 14,900,000 ordinary shares outstanding, par value $0.0002 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. Yes☐  No ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  Yes☐  No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐  No  ☐

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires:

●	“we,” “us,” “our,” the “Company,” “our company” or similar terms refers to Skillful Craftsman Education Technology Limited, a Cayman Islands holding company, and its wholly owned Hong Kong subsidiary Easy Skills Technology Limited, wholly owned PRC subsidiary Skillful Craftsman Network Technology (Wuxi) Limited, and Craftsman Wuxi’s subsidiaries, and when describing our consolidated financial information and corporate structure, also includes the VIE;
●	“Skillful Craftsman” refers to Skillful Craftsman Education Technology Limited, a Cayman Islands holding company;
●	“Hong Kong subsidiary” refers to Easy Skills Technology Limited, a wholly owned Hong Kong subsidiary of Skillful Craftsman;
●	“Craftsman Wuxi” or “WFOE” refers to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned PRC subsidiary of Skillful Craftsman through the Hong Kong subsidiary;
●	“Jisen Information” refers to Shenzhen Qianhai Jisen Information Technology Ltd., a wholly owned PRC subsidiary of Craftsman Wuxi;
●	“Wuxi Talent Home” refers to Wuxi Talent Home Information Technology Co., Ltd., a majority owned PRC subsidiary of Craftsman Wuxi;
●	“PRC subsidiaries” refers to Craftsman Wuxi, Jisen Information and Wuxi Talent Home;
●	“VIE” or “Wuxi Wangdao” refers to Wuxi Kingway Technology Co., Ltd., the variable interest entity in China;
●	“China” or the “PRC” refers to the People’s Republic of China;
●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;
●	“U.S. dollars,” “dollars” or “$” refers to the legal currency of the United States;
●	“fiscal year 2020” refers to the fiscal year ended March 31, 2020;
●	“fiscal year 2021” refers to the fiscal year ended March 31, 2021; and
●	“fiscal year 2022” refers to the fiscal year ended March 31, 2022.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at the exchange rate on March 31, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, that is RMB6.3393 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting the business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of the business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and elsewhere in this report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.

Our Corporate Structure and Contractual Arrangements with the VIE and Its Shareholders

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entity, or the VIE, which involves unique risks to investors. Neither Skillful Craftsman nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Wuxi Kingway Technology Co., Ltd. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the operating companies in China. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including online education services. Accordingly, these businesses are operated by the VIE in China. Skillful Craftsman does not own these operations but relies on contractual arrangements among the WFOE, the VIE and the VIE’s nominee shareholders, which allow Skillful Craftsman to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance, (ii) receive substantially all of the economic benefits and absorb substantially all of the losses of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. Because of these contractual arrangements, Skillful Craftsman is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP. Investors in our ordinary shares are purchasing equity interest in Skillful Craftsman, a Cayman Islands holding company, and may never hold equity interests in the Chinese operating companies.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. These contractual arrangements have not been tested in a court of law in the PRC. If the PRC government finds that these contractual arrangements do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of the assets, including the necessary licenses to conduct business in China, are held by the VIE. A significant part of the revenue is generated by the VIE. An event that results in the deconsolidation of the VIEs would have a material effect on the business operations and result in the value of the securities diminish substantially or even become worthless. There is substantial uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report.

Doing Business in China

We and the VIE face various legal and operational risks and uncertainties related to doing business in China. A significant part of the business operations in China are conducted through the VIE, and we and the VIE are subject to complex and evolving PRC laws and regulations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We and the VIE face risks relating to regulatory approvals on overseas listings, anti-monopoly regulatory actions and oversight on cybersecurity and data privacy, among others. Recent statements made and regulatory actions undertaken by China’s government, including the proposed enactment of Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (draft for public consultation) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (draft for public consultation), the recent enactment of China’s new Data Security Law, and recent promulgation of Cybersecurity Review Measures, as well as the obligations to comply with Personal Information Protection Law and any other future laws and regulations may require us to incur significant expenses and could materially affect the ability to conduct the business, accept foreign investments or list on a U.S. or foreign exchange. These risks could result in a material adverse change in the business operations and the value of the securities we are registering for sale, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” in this annual report.

The Holding Foreign Companies Accountable Act

Our securities will be prohibited from trading if our auditor cannot be fully inspected by the PCAOB for three consecutive years pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time period from three to two consecutive years. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the board is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong due to positions taken by Chinese authorities. Our independent registered public accounting firm, TPS Thayer, LLC, is based in the United States and it is not subject to such determinations announced by the PCAOB on December 16, 2021. However, if it is determined in the future that the PCAOB is unable to inspect or investigate our auditor completely, or if our future audit reports are prepared by auditors that are not completely inspected by the PCAOB, our ordinary shares may be delisted or trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act. For more information on these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We could be delisted if it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor completely.”

Transfer of Cash to and from the VIE

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is a Cayman Islands holding company with operations primarily conducted by its subsidiaries and the VIE. To date, the VIE’s operations have been primarily financed through net cash flow from operations and the net proceeds of our initial public offering. Most of the cash balances are located in the PRC and the rest are located in the U.S. under Skillful Craftsman, our Cayman Islands holding company. Our access to cash balances or future earnings of the VIE is only through our contractual arrangements with the VIE and its shareholders. Cash is transferred through our organization in the manner as follows: (i) we may transfer funds to Craftsman Wuxi, the WFOE, through our Hong Kong subsidiary, by additional capital contributions or shareholder loans, as the case may be; (ii) the WFOE may provide loans to the VIE, subject to statutory limits and restrictions; (iii) funds from the VIE to the WFOE are remitted as services fees; (iv) the WFOE may make dividends or other distributions to Skillful Craftsman through our Hong Kong subsidiary; and (v) the VIE may pay expenses incurred in our initial public offering on our behalf and we may transfer funds to the VIE for the payment of expenses incurred in our initial public offering made on our behalf. As of the date of this annual report, there was no service fee owed by the VIE to the WFOE under the exclusive business cooperation agreement as part of the VIE Agreements.

The cash flows that have occurred between the WFOE and the VIE, between our Cayman Islands holding company and the VIE, between our Cayman Islands holding company and our Hong Kong subsidiary, and between our Hong Kong subsidiary and the WFOE are summarized as follows:

	For the Year Ended March 31,
	2020	2021	2022

	US$
Cash paid by VIE to WFOE	430.69	6,106.56	2,341
Cash paid by WFOE to VIE	—	—	503,252
Cash paid by VIE to Cayman Islands holding company	—	818,761.09	—
Cash paid by Cayman Islands holding company to VIE	—	—	464,240
Cash paid by Cayman Islands holding company to Hong Kong subsidiary	—	—	2,520,000
Cash paid by Hong Kong subsidiary to VIE	—	—	2,510,000

Since March 31, 2022, the WFOE has transferred RMB0.5 million (approximately $78,873) to the VIE as repayment of the VIE’s loan to the WFOE in relation to the consideration for the WFOE’s acquisition of Wuxi Talent Home.

The above cash flows include all distributions and transfers between our Cayman Islands holding company, our Hong Kong subsidiary, the WFOE and the VIE as of the date of this annual report.

We have adopted stringent cash management policies dictating how funds are transferred throughout our organization. As required by our cash management policies, a substantial amount of cash generated from the VIE’s operations must be deposited with designated reputable banks. Each cash transfer within our organization is in the forms of capital contributions, dividends or distributions, subject to approvals by the board of directors or shareholders of Skillful Craftsman, or is based on a contract or agreement. Any intra-organization investment agreement and the any contract with a contract value of over RMB5 million must be approved by the board of directors of Skillful Craftsman, and cash transfers under such agreements and contracts must follow the established procedures adopted to ensure effective internal control over cash. To meet the liquidity needs of our Cayman Island holding company, our subsidiaries and the VIE in their daily operations, there is no limit on the amount of cash that can be transferred through our organization. The cash should be primarily used to finance the daily operation of the VIE and to support future business expansion. Any changes in our current cash management policies are subject to the approval of our board of directors.

Restrictions and Limitations on Transfer of Cash

To the extent cash or assets in the business is in the PRC or Hong Kong or in a PRC or Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIE’s ability to transfer cash and assets.

Under our current corporate structure, we rely on dividend payments from Craftsman Wuxi to fund any cash and financing requirements we may have. Current PRC regulations permit the WFOE to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. The WFOE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WFOE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

Additionally, the VIE receives substantially all of the revenue in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE, by complying with certain procedural requirements. Dividends payments to us by the WFOE in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WFOE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

Taxation on Dividends or Distributions

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance the VIE’s operations and to expand its business.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at the WFOE level	(25.00)
Amount to be distributed as dividend from the WFOE to Hong Kong subsidiary(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Skillful Craftsman	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to Skillful Craftsman.

3.A.[Reserved]

Financial Information Related to the VIE and Parent

The VIE contributed to 100% of the consolidated revenue for the fiscal years ended March 31, 2020, 2021 and 2022. The VIE contributed to 100% of the consolidated assets and liabilities as of March 31, 2020. The VIE contributed to 87% of the consolidated assets and 93% of the consolidated liabilities as of March 31, 2021. The VIE contributed to 86% of the consolidated assets and 90% of the consolidated liabilities as of March 31, 2022. We demonstrate the reconciliation of the financial position, results of operations and cash flows as follows:

Selected Condensed Consolidated Statement of Operations and Comprehensive Income

	For the Year Ended March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Revenue	—	23,050,619	—	—	—	23,050,619
Cost of revenue	—	(17,648,467)	(24,732)	—	—	(17,673,199)
Gross income	—	5,402,152	(24,732)	—	—	5,377,420

Operating expenses:
Selling and marketing expenses		(1,794,510)				(1,794,510)
General and administrative expenses	(2,790,459)	(1,153,383)	(524)	(199,935)	—	(4,144,301)
Total operating expenses	(2,790,459)	(2,947,893)	(524)	(199,935)	—	(5,938,811)
Income from operations	(2,790,459)	2,454,259	(524)	(224,667)	—	(561,391)
Interest income	2,410	63,463	6	372	—	66,251
Interest expense	—	(217,041)	—	—	—	(217,041)
Investment loss, net	—	(134,134)	—	(32,200)	—	(166,334)
Government grant	—	1,157	—	—	—	1,157
Foreign currency exchange loss	(79,336)	—	—	(16,795)	—	(96,131)
Share of profit in subsidiaries and VIE	1,476,806	—	—	—	(1,476,806)	—
Other income (expenses), net	(9,713)	191,752	(133)	(89)	—	181,817
Income before income taxes	(1,400,292)	2,359,456	(651)	(273,379)	(1,476,806)	(791,672)
Income tax expense	—	(608,620)	—	—	—	(608,620)
Net income	(1,400,292)	1,750,836	(651)	(273,379)	—	(1,400,292)

Other comprehensive income/(loss):
Foreign currency translation adjustment	1,458,405	1,376,594	(31)	22,067	(1,398,630)	1,458,405
Total comprehensive income	58,113	3,127,430	(682)	(251,312)	(2,875,436)	58,113

	For the Year Ended March 31, 2021
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Revenue	—	29,168,546	—	—	—	29,168,546
Cost of revenue	—	(14,712,411)	—	—	—	(14,712,411)
Gross income	—	14,456,135	—	—	—	14,456,135

Operating expenses:
Selling and marketing expenses	—	(1,807,132)	—	—	—	(1,807,132)
General and administrative expenses	(2,493,845)	(1,153,173)	3,809	(6,811)	(4,429)	(3,654,449)
Total operating expenses	(2,493,845)	(2,960,305)	3,809	(6,811)	(4,429)	(5,461,581)
Income from operations	(2,493,845)	11,495,830	3,809	(6,811)	(4,429)	8,994,554
Interest income	—	57,165	—	—	1,781	58,946
Investment loss	(2,436,809)	—	—	—	—	(2,436,809)
Government grant	—	369,170	—	—	—	369,170
Share of profit in subsidiaries and VIE	8,428,844	—	—	—	(8,428,844)	—
Others, net	(185)	(6,655)	—	68	(1,781)	(8,553)
Income before income taxes	3,498,005	11,915,510	3,809	(6,743)	(8,433,273)	6,977,308
Income tax expense	—	(3,479,303)	—	—	—	(3,479,303)
Net income	3,498,005	8,436,207	3,809	(6,743)	(8,433,273)	3,498,005

Other comprehensive income/(loss):
Foreign currency translation adjustment	2,388,306	2,388,306	(455)	—	(2,387,851)	2,388,306
Total comprehensive income	5,886,311	10,824,513	(3,354)	(6,734)	(10,821,124)	5,886,311

	For the Year Ended March 31, 2020
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Revenue	—	28,601,071	—	—	—	28,601,071
Cost of revenue	—	(11,797,870)	—	—	—	(11,797,870)
Gross income	—	16,803,201	—	—	—	16,803,201

Operating expenses:
Selling and marketing expenses	—	(1,520,801)	—	—	—	(1,520,801)
General and administrative expenses	—	(2,038,568)	—	—	—	(2,038,568)
Total operating expenses	—	(3,559,369)	—	—	—	(3,559,369)
Income from operations	—	13,243,832	—	—	—	13,243,832
Interest income	—	73,737	—	—	—	73,737
Investment loss	—	—	—	—	—	—
Government grant	—	—	—	—	—	—
Share of profit in subsidiaries and VIE	9,975,225	—	—	—	(9,975,225)	—
Other expenses, net	—	(3,458)	—	—	—	(3,458)
Income before income taxes	9,975,225	13,314,111	—	—	(9,975,225)	13,314,111
Income tax expense	—	(3,338,886)	—	—	—	(3,338,886)
Net income	9,975,225	9,975,225	—	—	(9,975,225)	9,975,225

Other comprehensive income/(loss):
Foreign currency translation adjustment	(1,112,209)	(1,112,209)	—	—	1,112,209	(1,112,209)
Total comprehensive income	8,863,016	8,863,016	—	—	(8,863,016)	8,863,016

Selected Condensed Consolidated Balance Sheets

	As of March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
ASSETS
Current assets
Cash and cash equivalents	2,622,624	20,651,502	5,129	554,870	—	23,834,125
Accounts receivable, net	—	252,215	—	—	—	252,215
Prepayments and other current assets	54,519	466,846	—	—	—	521,365
Deferred expenses	48,624	1,101,761	—	—	—	1,150,385
Advance for investment	—	—	—	1,732,775	—	1,732,775
Investment in subsidiaries and VIE	48,796,630	—	—	—	(48,796,630)	—
Other receivables	93,836	1,589,182	—	996,556	(2,646,515)	33,059
Total current assets	51,616,233	24,061,506	5,129	3,284,201	(51,443,145)	27,523,924
Non-current assets
Long-term investment	—	14,673,898	2,510,000	282,545	(2,510,000)	14,956,443
Goodwill	—	4,581,112	—	—	—	4,581,112
Property and equipment, net	—	10,597,580	—	101,430	—	10,699,010
Intangible assets, net	—	15,143,366	—	189,030	—	15,332,396
Total non-current assets	—	44,995,956	2,510,000	573,005	(2,510,000)	45,568,961
TOTAL ASSETS	51,616,223	69,057,462	2,515,129	3,857,206	(53,953,145)	73,092,885
LIABILITIES
Current liabilities
Accounts payable	—	77,266	—	—	—	77,266
Taxes payable	—	127,645	—	—	—	127,645
Amounts due to a related party	2,443	44,107	—	99	—	46,649
Accrued expenses	382,983	5,201,217	150	1,605,742	(6,328,542)	861,550
Amounts due to subsidiaries and VIE	967,522	—	—	—	(967,522)	—
Deferred revenue-current	—	6,864,731	—	—	—	6,864,731
Deferred tax liabilities	—	38,744	—	—	—	38,744
Total current liabilities	1,352,948	12,353,710	150	1,605,841	(7,296,064)	8,016,585
Non-current liabilities
Long-term loans	—	14,809,302	—	—	—	14,809,302
Deferred revenue-noncurrent	—	3,713	—	—	—	3,713
Total non-current liabilities	—	14,813,015	—	—	—	14,813,015
TOTAL LIABILITIES	1,352,948	27,166,725	150	1,605,841	(7,296,064)	22,829,600
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively	2,980	1,619,774	2,520,000	2,510,000	(6,649,774)	2,980
Additional paid-in capital	18,055,407	—	—	—	—	18,055,407
Statutory reserve	745,590	745,590	—	—	(745,590)	745,590
Accumulated profits	29,018,885	37,116,081	(4,762)	(280,474)	(36,830,845)	29,018,885
Accumulated other comprehensive income/(loss)	2,440,423	2,409,292	(259)	21,839	(2,430,872)	2,440,423
TOTAL SHAREHOLDERS’ EQUITY	50,263,285	41,890,737	2,514,979	2,251,365	(46,657,081)	50,263,285
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	51,616,223	69,057,462	2,515,129	3,857,206	(53,953,145)	73,092,885

	As of March 31, 2021
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
ASSETS
Current assets
Cash and cash equivalents	2,736,708	14,716,543	—	109	—	17,453,360
Accounts receivable, net	—	83,980	—	—	—	83,980
Prepayments and other current assets	5,789,634	1,657,531	8,272	—	(5,670,900)	1,784,537
Deferred expenses	50,562	—	—	—	(50,562)	—
Investment in subsidiaries and VIE	38,701,420	—	—	—	(38,701,420)	—
Other receivables	—	850,517	—	—	4,862,675	5,713,192
Total current assets	47,278,324	17,308,571	8,272	109	(39,560,207)	25,035,069
Non-current assets
Property and equipment, net	—	13,725,957	—	—	—	13,725,957
Intangible assets, net	—	20,416,461	—	—	—	20,416,461
Long-term prepayments and other non-current assets	—	28,406	—	—	—	28,406
Total non-current assets	—	34,170,824	—	—	—	34,170,824
TOTAL ASSETS	47,278,324	51,479,395	8,272	109	(39,560,207)	59,205,893
LIABILITIES
Current liabilities
Accounts payable	—	113,707	—	—	—	113,707
Taxes payable	—	448,485	—	—	—	448,485
Amounts due to a related party	252,602	—	61,878	96	(57,539)	257,037
Accrued expenses	562,715	385,292	—	7,335	96,587	1,051,929
Amounts due to subsidiaries and VIE	897,835	—	—	—	(897,835)	—
Deferred revenue-current	—	11,456,667	—	—	—	11,456,667
Total current liabilities	1,713,152	12,404,151	61,878	7,431	(858,787)	13,327,825
Non-current liabilities
Deferred revenue-noncurrent	—	312,896	—	—	—	312,896
Total non-current liabilities	—	312,896	—	—	—	312,896
TOTAL LIABILITIES	1,713,152	12,717,047	61,878	7,431	(858,787)	13,640,721
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	2,400	1,619,774	—	—	(1,619,774)	2,400
Additional paid-in capital	13,415,987	—	—	—	—	13,415,987
Statutory reserve	745,590	745,590	—	—	(745,590)	745,590
Accumulated profits	30,419,177	35,365,243	4.161	(7,095)	(35,362,309)	30,419,177
Accumulated other comprehensive income/(loss)	982,018	1,031,741	(57,994)	(227)	(973,747)	982,018
TOTAL SHAREHOLDERS’ EQUITY	45,565,172	38,762,348	(53,606)	(7,322)	(38,701,420)	45,565,172
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,278,324	51,479,395	8,272	109	(39,560,207)	59,205,893

Selected Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Net cash generated from operating activities	(3,157,113)	9,390,281	(4,871)	(1,399,364)	—	4,828,933
Net cash used in investing activities	3,043,030	(18,530,989)	(2,510,000)	(627,646)	5,030,000	(13,595,605)
Net cash generated from financing activities	—	14,809,302	2,520,000	2,510,000	(5,030,000)	14,809,302
Effects of exchange rate changes on cash	—	266,364	—	71,771	—	338,135
Net cash inflow	(114,083)	5,934,959	5,129	554,760	—	6,380,765

	For the Year Ended March 31, 2021
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Net cash generated from operating activities	(2,506,846)	13,927,170	—	109	(665,949)	10,754,484
Net cash used in investing activities	(8,000,000)	(12,864,697)	—	—	(1)	(20,864,698)
Net cash generated from financing activities	13,243,554	—	—	—	—	13,243,554
Effects of exchange rate changes on cash	—	1,722,356	—	—	665,950	2,388,306
Net cash inflow	2,736,708	2,784,829	—	109	—	5,521,646

	For the Year Ended March 31, 2020
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Net cash generated from operating activities	—	11,480,117	—	—	—	11,480,117
Net cash used in investing activities	—	(10,401,263)	—	—	—	(10,401,263)
Net cash generated from financing activities	—	—	—	—	—	—
Effects of exchange rate changes on cash	—	490,577	—	—	—	490,577
Net cash inflow	—	1,569,431	—	—	—	1,569,431

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, the business, financial condition, results of operations, liquidity and the future growth prospects could be materially and adversely affected.

Risks Related to the Business and Industry

If the VIE is not able to continue to attract students to register on its training platforms or successfully convert the nonpaying registered members to fee-paying members, its business and prospects will be materially and adversely affected.

The success of the business operations depends primarily on the number of student members enrolled in the training platforms. Therefore, the VIE’s ability to continue to attract students to register on its training platform is critical to the continued success and growth of the business. This in turn will depend on several factors, including the ability to develop new courses and enhance existing courses to respond to changes in market trends and student demands, manage the growth while maintaining consistent and high education quality, broaden the relationships with strategic partners and market the courses effectively to a broader base of prospective students. Furthermore, the ability to attract students also depends on the ability to provide educational content that is perceived as more effective than the standard curricula of universities in China in terms of practical job-oriented training. If the VIE is unable to continue to attract students to register on its platform, the net revenue may decline, which may have a material adverse effect on the business, financial condition and results of operations.

In addition, the majority of the revenue is derived from fees paid by the VIE’s members. The conversion of the VIE’s nonpaying registered members to fee-paying members is key to the ability to generate revenue. As of March 31, 2022, only approximately 2% of the VIE’s total registered members were fee-paying members. We cannot assure you that the VIE’s nonpaying registered members will convert into fee-paying members in the future. Such conversion is subject to a number of factors such as compatibility of the VIE’s fee-paying programs with market demands for vocational and other skills, changes in policies of the Ministry of Education of the PRC, or the MOE, and the ability to maintain and expand the strategic cooperation with education industry associations, vocational schools and universities. If the VIE’s nonpaying registered members do not convert into fee-paying members, the business, financial condition and results of operations will be adversely affected.

The VIE and our subsidiaries may not be able to improve the content of the existing courses or develop and introduce new courses or services in a timely or cost-effective manner.

Since its inception, the VIE has primarily focused on providing vocational education services while expanding its course offerings to include college student training. The WFOE also made a minority investment in August 2021 in Hunan Medical Star Technology Co., Ltd. to provide doctors and medical school students in Hunan Province with education services in traditional Chinese medical science. The WFOE’s subsidiary, Jisen Information, offers several financial investment courses through its financial investment education platform. Both the VIE and our subsidiaries constantly update and improve the content of the existing courses and develop new courses or services to meet changing market demands. Revisions to the existing courses and the newly developed courses or services may not be well received by existing or prospective students. If the VIE and our subsidiaries cannot respond effectively to changes in market demands, the business may be adversely affected. Even if the VIE and our subsidiaries are able to develop new courses or services that are well received, they may not be able to introduce them in a timely or cost-effective manner. If the VIE and our subsidiaries do not respond adequately to changes in market demands, the ability to attract and retain students may be impaired and the financial results could suffer.

The effectiveness of the VIE’s program depends on the success of its personalized learning approach to vocational education, which in turn is determined by the efficiency of its data analytics know-how. The VIE might not be able to continue to efficiently monitor and analyze relevant data important for the business to provide a personalized learning experience for the students, or to continue to drive the curriculum development and other operational aspects of the platforms.

The timing of the introduction of new courses is subject to risks and uncertainties, including the ability to attract students. Offering new courses or services or modifying existing courses may require the VIE and our subsidiaries to invest in content development, increase marketing efforts and re-allocate resources away from other uses. Unexpected technical, operational, logistical or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these courses or programs will match the quality or popularity of those developed by the competitors, achieve widespread market acceptance or contribute to the desired level of income. The VIE and our subsidiaries may have limited experience with the content of new courses or services and may need to adjust their systems and strategies to incorporate new courses or services into the existing course catalogue. If the VIE and our subsidiaries are unable to continuously improve the content of the existing courses, or offer new courses or services in a timely or cost-effective manner, the results of operations and financial condition could be adversely affected.

If the VIE and our subsidiaries are not able to continually tailor the curriculum to market demand and enhance the courses to adequately and promptly respond to developments in the PRC job market, the courses may become less attractive to students.

The VIE’s existing curriculum mainly focuses on the skills required in the traditional manufacturing industry. New trends in the global economy and rapid developments in the services industries may change the type of skills required for workers in the marketplace. Along with the high internet penetration rate and the digitalization in traditional industries in the PRC, employers in the PRC job market demand highly skilled workers with proficiency in technology, rather than pure manual labor, especially for jobs in some emerging industries and sectors, such as new media, e-commerce and big data. The VIE and our subsidiaries have been dedicated to upgrading and enhancing their curriculum and course materials to accommodate the changing demands in the PRC job market. If the VIE and our subsidiaries are unable to track and respond to these changes in a cost-effective and timely manner, or at all, or to meet the demands of the PRC job market, the courses may be less attractive to students, which may materially and adversely affect the reputation and ability to continue to attract students and cause us to lose market share.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of the business.

Our results of operations, including the operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of the operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of the business. Fluctuation in our operating results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly results include:

●	the ability to attract new fee-paying members and customers, maintain relationships with existing members and customers, and expand into new territories in China;
●	the amount and timing of operating expenses related to the maintenance and expansion of the business, operations and infrastructure;
●	general economic, industry and market conditions in China;
●	the emphasis on customer experience instead of near-term growth; and
●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses.

The new courses and services of the VIE and our subsidiaries may compete with their existing courses and services.

The VIE and our subsidiaries are constantly developing new courses and services to meet changes in student demands, school curriculum, testing materials, government policies, market trends and technologies. While some of the courses and services that the VIE and our subsidiaries develop will expand the current course catalogue and services and increase student enrollment, others may compete with or render obsolete the existing courses and services without increasing the total student enrollment. If the VIE and our subsidiaries are unable to increase the total student enrollment and profitability as they expand their course catalogue and services, the business and growth may be adversely affected.

The VIE and our subsidiaries face significant competition, and if they fail to compete effectively, the VIE and our subsidiaries may lose the market share or fail to gain additional market share, and the profitability may be adversely affected.

The online education market in the PRC is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. The VIE and our subsidiaries face competition in each type of products or services they offer and in each geographic market where they operate. The number of student members enrolled in the training platforms of the VIE and our subsidiaries has decreased due to intense competition. Some of the competitors may be able to devote greater resources to the development, promotion and sale of their programs, services and courses, respond more quickly to changes in student needs, market trends or new technologies and have gained more experience in certain areas due to their longer operating history. For example, some online education platforms started to offer schools free access to their resources due to the long-term impact of the COVID-19 pandemic. There is also competition with online education platforms operated by governmental authorities. The MOE officially launched a national smart education platform for vocational education open to the public for free, which may attract more students and adversely affect the VIE’s business.

On July 24, 2021, the General Office of the Chinese Communist Party and General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After School Tutoring for Students in Compulsory Education, or the Opinions. The Opinions contain policy guidance on requirements and restrictions relating to online and offline after-school tutoring or training services which apply to institutions operating in the area of discipline-based off-campus tutoring and training for students in compulsory education, namely education for students aged from 6 to 15 years. We believe that the Opinions will not have an adverse impact on our or the VIE’s operations or financials because the activities regulated by the Opinions are different from our and the VIE’s business activities. However, some education service providers materially and adversely affected by the Opinions have turned to the vocational education market and intensified the competition, which may adversely affect our business and results of operations.

We cannot assure you that the VIE and our subsidiaries will be able to compete successfully against current or future competitors. They may be pressured to reduce fees charged or increase spending in response to competition in order to retain or attract more students or pursue new market opportunities, which could result in a decrease in their revenue and profitability. If the VIE and our subsidiaries are unable to maintain the competitive position or otherwise effectively respond to competition, they may lose the market share or fail to gain additional market share, and the profitability may be adversely affected.

If the VIE is unable to control costs or implement an efficient security system in connection with its cloud computing system, the business, financial condition and results of operations will be adversely affected.

While most of the competitors in the online education market rely on cloud systems operated by third parties to operate their platforms and online programs, the VIE operates its own cloud computing system consisting of cloud computing software, application and hardware. Although such system provides an instant computer infrastructure and platform for its online training programs and content sharing with the strategic partners, the VIE incurs expenses as a result of continuous development and maintenance of such system, which might be higher than the expenses of using third party cloud computing systems. In addition, operating a cloud computing system requires establishing and implementing an efficient data management and security system. If the VIE’s data management system turns out to be inefficient, the business, reputation and financial condition will be adversely affected.

The VIE and our subsidiaries may not be able to adopt new technologies important to the business.

Technology standards in internet and value-added telecommunications services and products in general, and in online education in particular, may change over time. The increasing use of the internet and advances in internet, mobile internet, computer-related technologies are eliminating geographic and physical facility-related entry barriers to providing vocational education services. Digital marketing activities can more accurately target the users on live social media, online communities and e-commerce platforms, which improves the efficiency and effectiveness of marketing. Meanwhile, short video and live broadcasting platforms have diversified the teaching methods and learning channels for both teachers and students. People can easily share their knowledge with others or find resources to improve their skills via the internet. If the VIE and our subsidiaries fail to anticipate and adapt to such technological changes, its market share and business development could suffer, which in turn could have a material and adverse effect on the financial condition and results of operations.

Some students may decide not to continue taking the courses offered by the VIE for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with the programs of the VIE, which may adversely affect the business, financial condition, results of operations and reputation.

The success of the business of the VIE depends in large part on the ability to retain the students by delivering a satisfactory learning experience and improving their performance in the courses they have taken. If students feel that the VIE is not providing them with the experience they are seeking, they may choose not to renew their existing packages. For example, the courses offered by the VIE may fail to significantly improve a student’s performance in the relevant subject area. Student satisfaction with the programs of the VIE may decline for a number of reasons, many of which may not reflect the effectiveness of its lessons and teaching methods. Students also need to be self-motivated in order to successfully complete the courses in which they enroll. If students’ performances decline as a result of their own study habits or inability to learn the course material, they may not renew their memberships with the VIE or refer other students to the VIE, which could materially adversely affect the business.

A student’s learning experience may also suffer if his user experience does not meet expectations. If a significant number of students fail to significantly improve their proficiency in the applicable course subject after taking the lessons offered by the VIE or if their learning experiences with the VIE are unsatisfactory, they may not renew their memberships with the VIE or refer other students to the VIE and the business, financial condition, results of operations and reputation would be adversely affected.

Failure to protect the confidential information of the teachers, students and other customers of the VIE and our subsidiaries against security breaches could damage the reputation and brand and substantially harm the business and results of operations.

A significant challenge to the online education industry is the secure storage of confidential information and its secure transmission over public networks. Most purchases of the membership are made through the websites. In addition, online payments for the membership are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on the technology platforms of the VIE and our subsidiaries, such as student or customer names, personal information and billing addresses, is essential to maintaining student or customer confidence.

The VIE and our subsidiaries have adopted security policies and measures to protect their proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that the VIE and our subsidiaries use to protect confidential information. The VIE and our subsidiaries may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information they hold as a result of their users’ visits to the websites. Such individuals or entities obtaining confidential or private information of the clients of the VIE and our subsidiaries may further engage in various other illegal activities using such information. Any negative publicity regarding the websites’ safety or privacy protection mechanisms and policies, and any claims asserted against the VIE and our subsidiaries or fines imposed upon them as a result of actual or perceived failures, could have a material and adverse effect on the public image, reputation, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet platforms have recently come under increased public scrutiny. Increased regulation by the PRC government of data privacy on the internet may occur and the VIE and our subsidiaries may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how the VIE and our subsidiaries store and process the data of the students and clients. The VIE and our subsidiaries generally comply with industry standards and are subject to the terms of their own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of the business and the manner in which the VIE and our subsidiaries interact with their clients. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us or the VIE.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with the privacy policies or privacy-related legal obligations of the VIE and our subsidiaries. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by the VIE and our subsidiaries to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other student data, could cause the students to lose trust in the VIE and our subsidiaries and could expose them to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online education services generally, which may negatively impact the business prospects.

The business of the VIE and our subsidiaries is subject to various evolving PRC laws and regulations regarding data privacy, cybersecurity and personal information protection. Failure of observing data privacy, cybersecurity and personal information protection concerns could subject us, our subsidiaries and the VIE to penalties, damage our or its reputation and brand, and harm the business and results of operations.

We and the VIE face significant challenges with respect to cybersecurity and data privacy, including the storage, transmission, and sharing of confidential and private information of users, such as personal information, including names, user accounts, passwords, and payment or transaction-related information. Accordingly, we and the VIE are subject to various regulatory requirements relating to cybersecurity and data privacy, including, but not limited to, the Cybersecurity Law of the PRC to ensure the confidentiality, integrity, availability, and authenticity of the information of the users, while providing relevant services.

Additionally, regulatory requirements on cybersecurity and data privacy in the PRC are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties concerning the scope of our and the VIE’s responsibilities in this regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities and security regulations carried out within the territory of the PRC, however, such activities carried out outside the territory of the PRC that may affect national security will be subject to relative regulations, and the data processing activities that may affect national security shall be subject to a security review procedure. We are a Cayman Islands company and the WFOE, Craftsman Wuxi, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we operate the website, www.kingwayup.com, through the consolidated VIE, Wuxi Wangdao, which holds the ICP License for www.kingwayup.com. Thus, we and the VIE may face the regulation and supervision of the national education department, public security organs, state security organs and the state information departments. During the operation, we and the VIE also need to collect, use, disclose, retain and secure data provided by the users. Any violation of the regulations of the Data Security Law of the PRC may face government enforcement actions and investigations, fines, penalties, suspension of the non-compliant operations, or removal of the application from the relevant application stores, among other sanctions, which could materially and adversely affect the business and results of operations. Furthermore, the Personal Information Protection Law of PRC was published on August 20, 2021 by the Standing Committee of the National People’s Congress and took effect on November 1, 2021, according to which processing outside the territory of PRC of personal information of natural persons within the territory of PRC for the purpose of providing products or services to such natural person shall be regulated, and the processing of personal information shall have a clear and reasonable purpose. When processing personal information, the related rules, purpose, method and scope shall be disclosed. Except for certain exceptional circumstances, a personal information processor shall only process and disclose the personal information of an individual with the consent of such individual.

Under the ever-changing legal system, we and the VIE follow the principle of damage prevention in accordance with existing laws and regulations, establish a complaint and reporting system for network information security, publish information on how to make complaints and reports, and receive and handle them in a timely manner; follow the principle of adequate notification, use personal information with the consent of the individual, and follow the principles of legality, legitimacy and necessity. We and the VIE have adopted the principle of security management and taken technical and other necessary measures to ensure information security. To prevent the leakage, destruction or loss of personal electronic information of citizens collected in the course of business activities, remedial measures are taken in a timely manner when information leakage, destruction or loss occurs or is likely to occur. Moreover, in order to cope with the changing laws and regulations, we and the VIE have made adequate preparations as follows: (i) planning of information collection: we and the VIE take inventory of the types of personal information collected, used and stored, the containers and carriers of personal information, the positions of personnel who access, process, analyze and use such personal information internally, and the information systems in which such personal information is stored; (ii) based on the results of information collection, we and the VIE assess whether the current status of business operations and system operations meet the requirements of relevant laws and regulations; (iii) we and the VIE will regularly implement background checks on personnel, security training, regular network security drills, and security testing and evaluation; (iv) continuous improvement: based on the changes in the business and management information, we and the VIE have established a sustainable and complete framework for personal information protection to respond to changing laws and regulations.

Moreover, pursuant to the Cybersecurity Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to a cyber security review by the Cyberspace Administration of the PRC. In addition, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase Internet products and services that affect or may affect national security shall be subject to the cybersecurity review. On July 10, 2021, the Cyberspace Administration of China, or the CAC, published the Measures for Cybersecurity Review (Revised Draft for Comments), which further restated and expanded the applicable scope of the cybersecurity review. On December 28, 2021, the CAC and 12 other regulatory authorities jointly issued the Cybersecurity Review Measures, or the Review Measures, which took effect on February 15, 2022. The Review Measures provides, among others, that (i) the purchase of cyber products and services by critical information infrastructure operators, or the “CIIOs,” and the network platform operators, or Network Platform Operators, which engage in data processing activities that affect or may affect national security shall be subject to a cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. Such review would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. As advised by our PRC legal counsel, we believe that we, our PRC subsidiaries and the VIE are not required to apply for a cyber security review with CAC, since we listed our ordinary shares on the Nasdaq before the effective date of the Review Measures and the requirement of Article 7 of the Review Measures that “Network Platform Operators with personal information of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office” should not be applicable to us, our PRC subsidiaries or the VIE; thus we, our PRC subsidiaries and the VIE would not be required to apply for a cybersecurity review by the CAC. The Review Measures do not provide any explanation or interpretation of “overseas listing” or “affect or may affect national security,” and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. However, if the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we, our PRC subsidiaries or the VIE obtains their approvals for this offering and any follow-on offering, we, our PRC subsidiaries or the VIE may be unable to obtain such approvals and may face sanctions by the CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. As of the date of this annual report, we, our PRC subsidiaries or the VIE has not received any inquiry, notice, warning, or sanctions regarding offshore offerings from the CAC or any other PRC governmental authorities.

Furthermore, we, our PRC subsidiaries and the VIE are subject to various regulations published by the CAC, such as Opinions on Further Compacting the Main Responsibility of the Information Content of the Website Platform issued on September 15, 2021, which requires the Website Platform to act as the one primarily responsible for information content management and the improvement of community platform rules, the strengthening of account management, the optimization of the data review mechanism. We, our PRC subsidiaries and the VIE collect, use, disclose, retain and secure data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. Moreover, the VIE’s education platforms are built upon cloud computing technology. The cloud-based education platform integrates telecommunication networks, broadcast networks and Internet into a unified network and enables a higher amount of data sharing compared to other types of platforms. By leveraging a combination of software, applications and hardware, the VIE provides effective tools like instant computer infrastructures and platforms for its online training programs and content sharing between the VIE and its strategic partners such as universities and vocational schools. With such infrastructures, the VIE can easily develop additional platforms or add additional features to its existing platforms without spending a significant amount of additional time and resources. It also facilitates the connection between its platforms and that of its partner universities. Compared to the VIE’s competitors that are using third party cloud systems, the data of the VIE’s members and their activities on the platforms are not available to third party cloud computing service providers, which increases the data security. We believe that we, our PRC subsidiaries or the VIE has made best efforts to fully comply with the regulations published by the CAC and other PRC governmental authorities. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we, our PRC subsidiaries or the VIE uses to protect confidential information. If we, our PRC subsidiaries or the VIE is unable to protect the systems, and hence the information stored in the systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to liabilities to the owners of confidential information, or subject us, our PRC subsidiaries or the VIE to fines and other penalties. In addition, complying with various laws and regulations could cause us, our PRC subsidiaries or the VIE to incur substantial costs or require us, our PRC subsidiaries and the VIE to change business practices, including the data practices, in a manner adverse to the business.

In addition, the exact scope of CIIOs under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether future regulatory changes would impose additional restrictions on companies like us, our PRC subsidiaries or the VIE. We cannot predict the impact of the Revised Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If we or the VIE are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we or the VIE may be subject to government enforcement actions and investigations, fines, penalties, suspension of non-compliant operations, or removal of the VIE’s application from the relevant application stores, among other sanctions, which could materially and adversely affect the business and results of operations.

The business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because student enrollment of the VIE and our subsidiaries may depend on the students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of positions in the areas of the training provided by the VIE and our subsidiaries, their business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective students’ spending priorities and the recruiting demand from workers in these areas. We cannot assure you that education spending in general or with respect to the course offerings of the VIE and our subsidiaries in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for mechanics or other training covered by the courses of the VIE and our subsidiaries, which could materially and adversely affect the financial condition and results of operations.

The business, financial condition and results of operations may be affected by the ongoing COVID-19 pandemic in China.

The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, similar emergency measures have been implemented to contain the further spread of COVID-19.

We believe the outbreak and resurgence of the COVID-19 pandemic have not had material adverse impacts on the daily operation of the VIE’s business, as the VIE is an online education service provider and has adapted to remote working arrangements or other online methods. However, all of the revenue and the workforce are concentrated in China and therefore, the results of operations and financial performance may be adversely affected by the ongoing COVID-19 pandemic in China. If the disruption caused by COVID-19 persists, the VIE and our PRC subsidiaries may face operational challenges with respect to continuing to offer the online courses. Any reduction in disposable income of the users of the VIE and our subsidiaries resulting from a worsening economy under COVID-19’s influence may also lessen demands for the services provided by the VIE and our subsidiaries or put price pressure on such services. Moreover, the competition in the vocational education market has intensified due to the long-term impact of the COVID-19 pandemic, as competitors and governmental authorities started to provide students with free access to their online education platforms. The duration and extent of the impact of such business disruptions, lower demands, price pressure or intense competition on the operating results and financial performance cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic impacts the results will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others.

If labor costs in the PRC increase substantially, the business and costs of operations may be adversely affected.

In recent years, the Chinese economy has experienced inflation and labor costs increase. Average wages are projected to continue to increase. Further, under PRC law, our PRC subsidiaries and the VIE are required to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of their employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that the labor costs, including wages and employee benefits, will continue to increase. If our PRC subsidiaries or the VIE is unable to control the labor costs or pass such increased labor costs on to the customers by increasing the price of the products and services, their financial condition and results of operations may be adversely affected.

Competition for the employees is intense, and we, our subsidiaries or the VIE may not be able to attract and retain the highly skilled employees needed to support the business.

As we, our subsidiaries and the VIE continue to experience growth, we believe the business success depends on the efforts and talents of the employees, including software developers and financial personnel. The future success of us, our subsidiaries and the VIE depends on the continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We, our subsidiaries or the VIE may not be able to hire and retain these personnel at compensation levels consistent with the existing compensation and salary structure. Many of the companies with which we, our subsidiaries or the VIE competes for experienced employees have greater resources than we, our subsidiaries or the VIE has and may be able to offer more attractive terms of employment.

In addition, we, our subsidiaries and the VIE invest significant time and expense in training the employees, which increases their value to competitors who may seek to recruit them. If we, our subsidiaries or the VIE fails to retain the employees, we, our subsidiaries or the VIE could incur significant expenses in hiring and training their replacements, and the quality of the services and ability to serve customers could diminish, resulting in a material adverse effect on the business.

Allegations, harassment or other detrimental conduct by third parties, as well as the public dissemination of negative, inaccurate or misleading information about us, our subsidiaries or the VIE, could harm the reputation and adversely affect the price of our ordinary shares.

We, our subsidiaries or the VIE may be subject to allegations by third parties or purported current or former employees, negative internet postings and other negative, inaccurate or misleading publicity related to the business and operations. We, our subsidiaries or the VIE may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to our board, advisors, regulatory agencies, media or other organizations. Depending on their nature and significance, we, our subsidiaries or the VIE may need to conduct internal investigations to appropriately review any such allegations. We, our subsidiaries or the VIE may also be subject to government or regulatory inquiries or, investigations or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such conduct, and there is no assurance that we, our subsidiaries or the VIE will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Allegations may be posted on the internet, including social media platforms, by anyone anonymously. Any negative, inaccurate or misleading publicity about us, our management, our subsidiaries or the VIE can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers’ and participants’ posts, often without filters or checks on the accuracy of the content posted. Information posted on the internet or otherwise publicly released, including by us, our subsidiaries or the VIE, or the employees, may be inaccurate or misleading, and the information or the inaccurate or misleading nature of the information, may harm the reputation, business or prospects. The harm may be immediate without affording us, our subsidiaries or the VIE an opportunity for redress or correction. The reputation may be negatively affected as a result of the public dissemination of negative, inaccurate, or misleading information about the business and operations, which in turn may cause us, our subsidiaries or the VIE to lose market share or students, and adversely affect the price of our ordinary shares.

The business depends on the continued efforts of our senior management, particularly Mr. Xiaofeng Gao. If Mr. Gao or one or more other of the key executives were unable or unwilling to continue in their present positions, the business may be severely disrupted.

The business operations depend on the continuing services of the senior management, particularly Mr. Xiaofeng Gao, our Chairman and Co-Chief Executive Officer, and other executive officers named in this report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, the future growth may be constrained, the business may be severely disrupted and the financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in the PRC, there is no assurance that any member of our management team will not join the competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our executive officers have limited experience in operating a U.S. public company, and their inability to operate the public company aspects of the business could harm us.

Our executive officers have limited experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

From time to time, we, our subsidiaries or the VIE may continue to evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt the business, adversely affect the financial results, be unsuccessful or fail to achieve the desired result.

In addition to the VIE’s acquisition of Jisen Information in May 2021, in the future we, our subsidiaries and the VIE may continue to evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance the existing business or develop new products and services. These transactions could be material to our financial condition and results of operations if consummated. If we, our subsidiaries or the VIE is able to identify an appropriate business opportunity, we, our subsidiaries or the VIE may not be able to successfully consummate the transaction and, even if we, our subsidiaries or the VIE does consummate the transaction, we, our subsidiaries or the VIE may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from normal daily operations;
●	difficulties in successfully incorporating licensed or acquired technology and rights into the VIE’s services;
●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
●	regulatory risks; and
●	liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

We, our subsidiaries or the VIE may not make any acquisitions or consummate any alliances, or any future acquisitions or alliances may not be successful. Furthermore, we, our subsidiaries or the VIE may not benefit from such business strategies, nor generate sufficient revenue to offset the associated costs or may otherwise not result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

We, our subsidiaries or the VIE may need additional capital, and financing may not be available on terms acceptable to us, our subsidiaries or the VIE, or at all.

Although our current cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet the anticipated working capital requirements and capital expenditures in the ordinary course of business for at least the next 12 months, there is a risk that we, our subsidiaries or the VIE may need additional cash resources in the future to fund the growth plans or if we, our subsidiaries or the VIE experiences adverse changes in business conditions or other developments. We, our subsidiaries or the VIE may also need additional cash resources in the future if we, our subsidiaries or the VIE finds and wishes to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that the cash requirements of us, our subsidiaries and the VIE exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, our subsidiaries or the VIE, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on the assets if the operating revenue is insufficient to repay debt obligations;
●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
●	inability to obtain necessary additional financing if the debt security contains covenants restricting the ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and
●	creating potential limitations on the flexibility in planning for and reacting to changes in the business and in the industries in which our subsidiaries and the VIE operate.

The occurrence of any of these risks could adversely affect the operations or financial condition.

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and the business may be harmed.

The business is subject to risks related to lawsuits and other claims brought by the clients or business partners. If the outcomes of these proceedings are adverse to us, our subsidiaries or the VIE, it could have a material adverse effect on the business, results of operations and financial condition.

We, our subsidiaries and the VIE are subject to lawsuits and other claims in the ordinary course of business. We, our subsidiaries or the VIE is currently not involved in any lawsuits with the customers. However, claims arising out of actual or alleged violations of law could be asserted against us, our subsidiaries or the VIE by individuals, companies, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, consumer protection laws or regulations, intellectual property laws, environmental laws, and labor and employment laws. These actions could expose us, our subsidiaries or the VIE to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we, our subsidiaries or the VIE eventually prevails in these matters, we, our subsidiaries or the VIE could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on the business and results of operations as well as the future growth and prospects.

Any failure to protect the proprietary intellectual property rights of the VIE and our subsidiaries could impair the brand, negatively impact the business or both.

The VIE currently owns 36 software copyright registrations in the PRC. Wuxi Talent Home currently owns five software copyright registrations in the PRC. Jisen Information currently owns two software copyright registrations in the PRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” These intellectual property rights are key to the operations and business prospects.

The success and ability to compete also depend in part on protecting the proprietary intellectual property rights of the VIE and our subsidiaries. The VIE and our subsidiaries rely on a combination of copyrights, trade secrets and other rights, as well as confidentiality procedures and contractual provisions to protect their proprietary technology, processes and other intellectual property. However, the steps they take to protect their intellectual property rights may be inadequate.

Third parties may seek to challenge, invalidate or circumvent the VIE’s or our subsidiaries’ copyrights, trade secrets, and other rights or applications for any of the foregoing. In order to protect their intellectual property rights, the VIE and our subsidiaries may be required to spend significant resources. Litigation brought to protect and enforce intellectual property rights could be costly, time-consuming and distracting to management. The failure to secure, protect and enforce the VIE’s or our subsidiaries’ intellectual property rights could adversely affect the brand and impact the business.

We, our subsidiaries or the VIE may be sued by third parties for alleged infringement of their proprietary rights, which could harm the business.

The competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to the industry the VIE competes in. From time to time, a third-party provider may claim that we, our subsidiaries or the VIE is infringing on their intellectual property rights. We, our subsidiaries or the VIE, may, however, be unaware of the intellectual property rights that others may claim over some or all of the applications, technology or services. Any claims or litigation could cause us, our subsidiaries or the VIE to incur significant expenses and, if successfully asserted against us, our subsidiaries or the VIE, could require that we, our subsidiaries or the VIE pay substantial damages or ongoing royalty payments, restrict us, our subsidiaries or the VIE from conducting the business or require that we, our subsidiaries or the VIE comply with other unfavorable terms. We, our subsidiaries or the VIE may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if our subsidiaries or the VIE was to prevail in such a dispute, any litigation regarding the intellectual property could be costly and time-consuming and divert the attention of our management from the business operations.

Certain data and information in this report were obtained from third-party sources and were not independently verified by us.

This annual report contains certain data and information that we obtained from various government and private entity publications including industry information from government publications and publicly available third-party publications. Statistical data in these publications also include projections based on a number of assumptions. The online education industries may not grow at the rate projected by market data, or at all. Failure of these industries to grow at the projected rate may have a material adverse effect on the business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

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

None of the VIE and our PRC subsidiaries have any business insurance coverage.

Insurance companies in China currently do not offer an extensive array of insurance products as insurance companies in more developed economies do. Currently, none of the VIE and our PRC subsidiaries have any business liability, disruption insurance or product liability insurance, except auto insurance, to cover its operations. The VIE and our subsidiaries have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for the VIE and our subsidiaries to have such insurance. Any uninsured business disruptions may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on the results of operations and financial condition.

The VIE and our subsidiaries may have exposure to greater than anticipated tax liabilities.

The VIE and our subsidiaries are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where they have operations. The tax structure of the VIE and our subsidiaries is subject to review by various local tax authorities. The determination of the provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe the estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect the financial results in the period or periods for which such determination is made.

We may be delayed in processing mail received at our registered office.

Mail addressed to us and received at its registered office will be forwarded unopened to the forwarding address supplied by the Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization that provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Risks Related to Doing Business in China

The Chinese government may intervene or influence the operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Substantially all of the revenue is and will be derived in China and substantially all of the operations are conducted in China. Accordingly, the results of operations, financial condition and prospects are influenced by economic, political and legal developments in China, especially the government policies of the PRC government. The PRC government has significant oversight and authority to exert influence on the ability of a China-based company, such as us, to conduct its business. It regulates and may intervene or influence the operations at any time, which could result in a material adverse change in the operations and/or the value of our ordinary shares. Implementation of any industry-wide regulations directly targeting the business operations could cause our securities to significantly decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and any uncertainties or negative publicity regarding such actions could also materially and adversely affect the business, prospects, financial condition, reputation, and the trading price of our ordinary shares, which may cause our securities to significantly decline in value or be worthless. Therefore, investors of our company and the business operations face potential uncertainty from the actions taken by the PRC government.

Moreover, the significant oversight of the PRC government could also be reflected in the uncertainties arising from the legal system in China. The laws and regulations of the PRC can change quickly without sufficient notice in advance, which makes it difficult for us to predict which kind of laws and regulations will come into force in the future and how they will influence our company and the business operations. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. You should refer to the risks disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” in this annual report for more detailed explanations of risks arising from legal systems in China, especially the recent changes concerning the offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cyber security and data privacy.

Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we, our PRC subsidiaries and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have an adverse effect on our, our PRC subsidiaries’ and the VIE’s indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, the implementation of industry-wide regulations directly targeting the VIE’s and our subsidiaries’ operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our and the VIE’s businesses.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us, our PRC subsidiaries and the VIE to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law of PRC, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we, our PRC subsidiaries and the VIE may grow the business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the MOFCOM and other PRC governmental authorities, may delay or inhibit the ability to complete such transactions, which could affect the ability to expand the business or maintain the market share.

In addition, the Anti-Monopoly Law of the PRC requires that the anti-monopoly enforcement agencies and departments shall be notified in advance of any concentration of undertakings if certain thresholds are triggered. What’s more, the Anti-Monopoly Law is also undergoing its first major revision recently. On April 21, 2021, the Standing Committee of the National People’s Congress released the 2021 Legislative Work Plan, in which the Law Proposal for Initial Deliberation included the draft revision of the Anti-Monopoly Law. On October 23, 2021, the 31st Meeting of the 13th Standing Committee of the National People’s Congress reviewed the Draft Amendment of the Anti-Monopoly Law of the PRC (the “Draft Amendment of Anti-Monopoly Law”) and solicited opinions from the public. In response to the abuse of market dominance in the field of the Internet platform economy, the Draft Amendment of Anti-Monopoly Law clearly stipulated that operators must not abuse data and algorithms, technology, capital advantages, and platform rules to exclude or restrict competition. Utilizing data, algorithms, technology, and platform rules to set up obstacles to impose unreasonable restrictions on other operators by an operator with a dominant market position, shall be defined as an act of abusing the dominant market position.

As for the rapid development of the Internet platform economy in the PRC, relevant administrative and judicial agencies and departments published various opinions and guidelines to regulate certain activities involved. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulated that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review, and elaborated on the issues related to the platform economy, such as “price discrimination against existing customers enabled by big data” and “tying arrangements.” At the press conference of the Supreme People’s Court of the PRC held on April 22, 2021, the Vice President of the Intellectual Property Tribunal in the Supreme People’s Court of the PRC stated that the Supreme People’s Court of the PRC supported and supervised the administrative law-enforcement departments in performing their duties in accordance with the laws and regulations concerning anti-monopoly, and promoted the cooperation of the administrative law-enforcement departments and the judicial system to stop and crack down monopolistic activities in the Internet industry. On August 17, 2021, the State Administration for Market Regulation solicited opinions on the Regulations on Prohibition of Internet Unfair Competition Behaviors (Draft for Public Comments), under which some Internet unfair competition behaviors will face stricter and more detailed supervision.

In the future, we or the VIE may grow the business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit the ability to complete such transactions. It is unclear whether the business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that the VIE’s business is in an industry subject to the security review, in which case the future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. The ability to expand the business or maintain or expand the market share through future acquisitions would as such be materially and adversely affected.

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on the business operations in China, restrictions or limitations on our ability to pay dividends outside of China, conduction of regulatory conversations on us, issuance of regulatory concern letters and warning letters, designation of intermediaries to conduct inspection on the operations in China, prohibition of transferring or disposing of the property, and other forms of sanctions that may materially and adversely affect the business, financial condition, and results of operations.

Our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we, our PRC subsidiaries and the VIE will not be required to submit an application to the CSRC or the CAC or other PRC regulatory authorities for the approval of the listing and trading of our ordinary shares because (i) the CSRC or the CAC or other PRC regulatory authorities currently have not issued any definitive rule or interpretation concerning whether our overseas offerings would be subject to such approval requirements,  (ii) the WFOE was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, and (iii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation. However, we cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC legal counsel. If it is determined that the CSRC or the CAC or other PRC regulatory authorities’ approval is required for our offshore offerings, we, our PRC subsidiaries or the VIE may face regulatory actions or other sanctions from the CSRC or the CAC or other PRC regulatory authorities. Currently, we, our PRC subsidiaries or the VIE has not submitted any application to the CSRC or the CAC or other PRC government authorities for the approval of listing and trading of our ordinary shares, since relevant official guidance and implementation rules have not been issued yet and remain unclear at this stage concerning the offshore offering of China-based overseas-listed companies. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us, our PRC subsidiaries or the VIE. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us, our PRC subsidiaries or the VIE to sanctions by the CSRC the CAC or other PRC regulatory authorities for failure to seek CSRC the CAC or approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our PRC subsidiaries’ and the VIE’s operations in China, limit our ability to pay dividends outside of China, limit our PRC subsidiaries’ and the VIE’s operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our and the VIE’s business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC the CAC or other PRC regulatory authorities also may take actions requiring us, our PRC subsidiaries or the VIE, or making it advisable for us, our PRC subsidiaries or the VIE, to halt our offshore offerings before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC the CAC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect our, our PRC subsidiaries’ and the VIE’s business, prospects, financial condition, reputation, and the trading price of the shares.

PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries and the VIE, which could materially and adversely affect such PRC entities’ liquidity and our ability to fund and expand the business.

We are a Cayman Islands holding company with the operations being conducted by our PRC subsidiaries and the VIE. As permitted under PRC laws and regulations, in utilizing the proceeds of our initial public offering, we may make loans to the WFOE and the VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to the WFOE. In particular, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. Pursuant to currently applicable PRC regulations, the statutory limit for the total amount of foreign debts of a foreign-invested company such as the WFOE is either the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company or twice of the net worth of the foreign-invested company. Based on the current amount of total investment and registered capital, we anticipate that we will be able to transfer up to $18 million of net proceeds from our initial public offering in the form of shareholder loans without increasing the registered capital or total investment amount of the WFOE.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19 (2015). SAFE Circular 19 (2015) allows foreign invested enterprises in China to use their RMB registered capital converted from foreign currencies to make equity investments, but such registered capital must not be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 (2016), which, among other things, amended certain provisions of Circular 19 (2015). According to SAFE Circular 19 (2015) and SAFE Circular 16 (2016), the flow and use of the RMB capital converted from a foreign currency-denominated registered capital of a foreign invested company is regulated such that RMB capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28 (2019), which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. On April 10, 2020, SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8 (2020), which simplifies the procedures of domestic payments with the use of registered capital, foreign debt and overseas listing by qualified enterprises. On December 31, 2020, the People’s Bank of China, together with the National Development and Reform Commission, Ministry of Commerce, State-owned Assets Supervision and Administration Commission of the State Council, China Banking and Insurance Regulatory Commission, and SAFE, jointly issued the Notice on Further Optimizing Cross-border RMB Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or PBOC Notice 330 (2020), which came into force on February 4, 2021. The PBOC Notice 330 (2020) aims to optimize the administration of cross-border RMB investment and financing by taking measures to relax the restrictions on the use of RMB income under certain capital accounts, facilitating reinvestment in China by foreign-invested enterprises, cancelling the relevant special account management requirements for foreign direct investment, optimizing the administration of overseas RMB borrowings of domestic enterprises and simplifying the administration of overseas RMB loans of domestic enterprises. However, the implementation of PBOC Notice 330 (2020) may still have regional differences, which depends on the domestic banks located in different provinces.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise provided by law. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding the conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capital of an ordinary foreign-invested enterprise in the pilot areas, and such a foreign-invested enterprise is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such foreign-invested enterprises, subject to certain registration and settlement procedures as set forth in SAFE Circular 36. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. However, SAFE Circular 19 continues to prohibit a foreign-invested enterprise from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its authorized business scope, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit the ability to use RMB converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by the WFOE, to invest in or acquire any other PRC companies through the WFOE, or to establish new consolidated VIEs in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to the WFOE and the VIE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore financing and to capitalize or otherwise fund the VIE’s operations may be negatively affected, which could materially and adversely affect the WFOE’s or the VIE’s liquidity and the ability to fund and expand our and the VIE’s business.

We could be delisted if it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor completely.

The independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our independent registered public accounting firm is based in the United States and is currently subject to PCAOB inspections on a regular basis. However, if it is determined in the future that the PCAOB is unable to inspect or investigate our auditor completely, or if our future audit reports are prepared by auditors that are not completely inspected by the PCAOB, our ordinary shares may be delisted or trading in our ordinary shares may be prohibited under the HFCA Act.

The lack of PCAOB inspections of audit work in foreign countries prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, investors would be deprived of the benefits of PCAOB inspections. To tackle this problem, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In essence, the HFCA Act requires the SEC to prohibit securities of any foreign company from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before a security may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCA Act. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that PCAOB is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong due to positions taken by Chinese authorities. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the exact same amendments as the bill passed by the U.S. Senate in 2021. The America Competes Act, however, includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and the U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign them into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign the bill to make the amendment into law, or at all. In the event that the bill becomes law, it will reduce the period before a security could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. and accelerate such delisting from 2024 to 2023.

Our independent registered public accounting firm is based in the United States and thus is not subject to such determinations announced by the PCAOB on December 16, 2021. However, recent developments with respect to audits of companies with China operations, such as us, create uncertainty about the ability of our auditors to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. There is a risk that our auditor cannot be inspected by the PCAOB completely because of a position taken by the Chinese authorities. For example, on April 2, 2022, the CSRC, the Ministry of Finance of the People’s Republic of China, the National Administration of State Secrets Protection, and the National Archives Administration of China, have jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (Announcement No.29 [2009] of the CSRC) (the “Provisions”) for public comments. Article 5 of the Provisions prohibits domestic entities from providing accounting records to offshore auditing firms that have not gone through the required procedures stipulated by applicable PRC laws and regulations. Article 9 of the Provisions states that archives, including working papers, that have been produced in the PRC by securities companies and securities service providers, including offshore auditing firms, for overseas securities offerings shall be retained in the PRC and can only be transferred or transmitted overseas after completing relevant approving procedures stipulated by PRC laws and regulations. However, the Provisions do not provide any specific regulations concerning such approving procedures, and the Chinese government or relevant authorities may have broad discretion in interpreting and enforcing these regulations. We cannot predict how the Provisions will be implemented in practice and the impact of the Provisions, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

While we understand that there has been dialogue among the China Securities Regulatory Commission, or the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators. If it be determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction for three consecutive years, the trading in our ordinary shares would be prohibited, and as a result, Nasdaq may determine to delist our ordinary shares. The delisting of our ordinary shares would force holders of our ordinary shares to sell their shares. The market price of our ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of the actual operating performance.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiaries and the VIE are subject to various PRC laws and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our PRC subsidiaries’ and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in the operations and the value of our ordinary shares. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. If we, our PRC subsidiaries or the VIE does not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or if these applicable laws, regulations or interpretations change or are interpreted differently and we, our PRC subsidiaries or the VIE is required by the CSRC, the CAC, or any other PRC regulatory authorities to obtain such approvals in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE that conduct all or substantially all of the business operations. In any such event, these regulatory authorities may impose fines and penalties on the operations in China, limit the operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on the business, financial condition, the value of securities, as well as our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

From time to time, we may have to resort to administrative and court proceedings to enforce the legal rights of us, our PRC subsidiaries and the VIE. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we, our PRC subsidiaries and the VIE enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effects. As a result, we may not be aware of our, our PRC subsidiaries’ or the VIE’s violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect the business and impede the ability to continue the operations.

Additionally, shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. As per Article 177 of the PRC Securities Law which became effective on March 1, 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Hence, without the consent and approval of the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents and materials relating to securities business activities to overseas securities regulators. Other similar expressions in existing regulations before the PRC Securities Law became effective include Article 3, Article 4 and Article 6 of the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities and Article 12 of the Notice of the Ministry of Finance on Issuing the Provisional Rules for Accounting Firms Engaged in Audit Services in Respect of Overseas Listing of Chinese Mainland Enterprises. Under the aforesaid existing regulations, in the event the working papers aforesaid involve any state secrets, national security or vital interests of China, such working papers shall not be carried or delivered overseas, or transmitted to overseas institutions or individuals by any means such as information technology without the approval of the relevant competent authorities.

Businesses of the VIE and our PRC subsidiaries may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business.

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

We only have control over the websites operated by the VIE through contractual arrangements and control over the website operated by Wuxi Talent Home as the majority shareholder. We do not own these websites in China due to the restriction of foreign investment in businesses providing value-added telecommunication services and internet audio-visual program services in China. This may significantly disrupt the business, subject us, the VIE or Wuxi Talent Home to sanctions, compromise the enforceability of related contractual arrangements, or have other harmful effects on us.

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

The VIE and our PRC subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for the business operations in China and any failure to comply with these requirements may materially adversely affect the business and results of operations. The VIE or our PRC subsidiaries, however, may be required to obtain additional licenses or expand the authorized business scope covered under the licenses it currently holds. If the VIE or our PRC subsidiaries fail to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of its operations. If new laws and regulations are promulgated, additional licenses may be required for the business operations. If the business operations do not comply with these new regulations when they become effective, or if the VIE or our PRC subsidiaries fail to obtain any licenses required under these new laws and regulations, the VIE or our PRC subsidiaries could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in an Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, the VIE, Wuxi Wangdao, holds an ICP license and operates the websites. Wuxi Wangdao owns the relevant domain names and software copyrights and has the necessary personnel to operate such websites. The WFOE’s subsidiary, Wuxi Talent Home also holds an ICP license and operate its website.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including the VIE’s and our PRC subsidiaries’ business. We cannot assure you that our PRC subsidiaries or the VIE has obtained all the permits or licenses required for conducting business in China or will be able to maintain their existing licenses or obtain new ones.

New legislation or changes in the PRC laws or policies regarding self-taught education may affect the VIE’s business operations and prospects.

The self-taught education industry in China and the VIE’s business are subject to regulations and policies in various respects. Relevant rules and regulations could be amended or updated from time to time to accommodate the development of education in China. The VIE may need to change its business practices in order to comply with the new rules and regulations or adapt to policy changes, but it may not be able to do so timely and efficiently. Any such failure may subject us or the VIE to administrative fines or penalties or other negative consequences which could materially and adversely affect the brand name, reputation, business, financial condition and results of operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect the VIE’s business and results of operations.

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

As the interpretation and implementation of these laws and regulations are still evolving, our and the VIE’s employment practices may not at all times be deemed in compliance with the new laws and regulations. If we or the VIE is subject to severe penalties or incurs significant liabilities in connection with labor disputes or investigations, the business and results of operations may be adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect the business and reputation of the VIE and Wuxi Talent Home and subject them to liability for information displayed on their websites.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of the websites of the VIE or Wuxi Talent Home is found to be in violation of any such requirements, we, Wuxi Talent Home or the VIE may be penalized by relevant authorities, and the operations or reputation could be adversely affected.

The VIE faces risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

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

On the vocational education platform, the VIE offers recorded audio-video lectures to the enrolled students only. We believe the limited scope of the VIE’s audience and the nature of the raw data the VIE transmit distinguishes them from general providers of internet audio-visual program services, such as the operators of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to the VIE’s offering of the lessons. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. We will also pay close attention to the development of supervision regarding the Internet Audio-Visual Program Services and will apply for such licenses to the competent PRC authorities in case it is needed in the future.

In addition, as supplementary course materials, the VIE offers certain audio-video content on the websites for the review of all registered members. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-video program service” under the Audio-Visual Program Provisions, the VIE may be required to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, the VIE may not be able to obtain such license and may become subject to penalties, fines, legal sanctions or an order to suspend its use of audio-video content. We cannot assure you that the measures the VIE taken will be deemed adequate by the authorities and the VIE will not be subject to any penalties or legal sanctions in the future for its use of audio or video contents on the websites.

The VIE and our PRC subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for their business operations in China and any failure to comply with these requirements may materially adversely affect the business and results of operations.

The internet industry in China is highly regulated by the PRC government. The VIE and our PRC subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for the business operations in China and any failure to comply with these requirements may materially adversely affect the business and results of operations. Currently, the VIE, Wuxi Wangdao, holds (i) an ICP license for the websites, which is valid from December 29, 2018 to December 29, 2023 and is subject to annual review; (ii) a Publication Business Operation License for online distribution of course books or other course materials, including electronic version, to members of the platforms, which is valid through April 8, 2020 to March 31, 2024; and (iii) a Broadcasting and Television Programme Production and Operation License, for producing and distributing broadcasting and television programs (excluding topics and columns concerning current political affairs and news), which is valid through April 1, 2021 to April 1, 2023. Wuxi Talent Home, holds (i) an ICP license for the website, which is valid through March 25, 2020 to March 25, 2025, and is subject to annual review; (ii) a Human Resources Service license for proving information service concerning human resources, which is valid through May 21, 2019 to May 2024; and (iii) a Labor Dispatch Operating License for proving labor dispatching service with the PRC, which is valid through February 16, 2020 to February 15, 2023, and is subject to annual review. As advised by our PRC legal counsel, V&T Law Firm, based on its understanding of the current PRC law and regulations, (i) the VIE and our PRC subsidiaries have obtained all permissions and approvals that are required to obtain to operate their businesses in accordance with the PRC laws and regulations as of the date of this annual report; (ii) no permissions or approvals have been denied by relevant PRC government authorities concerning the VIE’s and our PRC subsidiaries’ operations till now; and (iii) the VIE and our PRC subsidiaries have never received any inquiry, notice, warning, or sanctions from any PRC government authorities regarding their operations as of the date of this annual report. However, we cannot assure you that the PRC government authorities would reach the same conclusion as our PRC legal counsel due to the continuously evolving of the PRC legal systems, including new interpretation and implementation of current PRC laws and regulations and new laws and regulations to be promulgated. Accordingly, the VIE and our PRC subsidiaries may be required to obtain additional licenses and permits or expand the authorized business scope covered under the licenses they currently hold for their operations in the future. For example, the contents the VIE use on its websites, primarily including the course materials, may be deemed “Internet cultural products,” and its use of those contents may be regarded as “Internet cultural activities,” thus the VIE may be required to obtain an Internet Culture Business Operating License for provision of those contents through the online platforms as currently there is no further official or publicly-available interpretation of those definitions. Also, providing content through Wuxi Wangdao’s online platform may be regarded as “online publishing” and may thus subject it to the requirement of obtaining an Online Publishing License. In addition, Wuxi Wangdao may be required to obtain an Internet Audio-Visual Programmes Service License for online distribution of audio or visual programs or contents. If Wuxi Wangdao fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of its operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and operations.

Currently, a lot of the business operations are conducted in China through the VIE and all of the sales are made in China. Accordingly, the business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. If the clients of the VIE and our subsidiaries reduce their demand for their services due to the policies of the Chinese government, this could adversely impact the business, financial condition and operating results.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, the financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect the results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for the services of the VIE and our subsidiaries and consequently have a material adverse effect on the business, financial condition and results of operations.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or the WFOE to liability or penalties, limit our ability to inject capital into the WFOE, limit the WFOE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us, the WFOE or the VIE.

On July 4, 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015. Moreover, a failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

These circulars further require amendments to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect the business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on the business, financial condition and results of operations.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us have initiated the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or the WFOE’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, the business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulations concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect the business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect the business and prospects.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on the results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January 2008 and was amended in February 2017, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules of the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that the Company meets all of the conditions above thus we do not believe that the Company is a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on the world-wide income, which could materially reduce the net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Craftsman Wuxi is wholly owned by Easy Skills Technology Limited (“Hong Kong ES”). Accordingly, Hong Kong ES may qualify for a 5% tax rate in respect of distributions from Craftsman Wuxi. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account the actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60 (“Circular 60”). Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from Craftsman Wuxi. In October 2019, the State Administration of Taxation published new rules on administrative measures for non-resident taxpayers to enjoy treatments under tax treaties, or Circular 35, which became effective on January 1, 2020. Circular 35 simplified the procedures to claim treaty benefits from “filing documents for record” to “retaining documents for follow-up.”

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we or the VIE may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax the foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or SAT Bulletin 37, which repealed the entire Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance after deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 of the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

There has been very limited application of SAT Bulletin 7 and SAT Bulletin 37 because these regulations were newly issued and came into force in February 2015 and December 2017 respectively. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on the financial condition and results of operations or such non-PRC resident investors’ investment in us.

The WFOE is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are an exempted company incorporated in the Cayman Islands structured as a holding company. We may need dividends and other distributions on equity from the WFOE to satisfy our liquidity requirements. Current PRC regulations permit the WFOE to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The WFOE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WFOE incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WFOE’s ability to pay dividends and other distributions to us. Any limitation on the ability of the WFOE to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of the revenue in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from the WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are unable to assert our contractual rights over the assets of the VIE that conducts all or substantially all of the operations.

Foreign ownership in entities that provide value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, in accordance with the Special Administrative Measures for Foreign Investment Access (Negative List) (version of 2021) (“the Negative List”), and other applicable laws and regulations, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider, except for e-commerce, domestic multi-party communication, storage and forwarding, call center, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

Skillful Craftsman is a Cayman Islands holding company and its wholly owned PRC subsidiary, Craftsman Wuxi, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, the VIE, Wuxi Wangdao, which holds the ICP License for www.kingwayup.com, operates the website. Wuxi Wangdao is 60% owned by Xiaofeng Gao and 40% owned by Lugang Hua. Both shareholders of Wuxi Wangdao are PRC citizens. Craftsman Wuxi entered into a series of contractual arrangements with Wuxi Wangdao and its shareholders, which enable Skillful Craftsman to:

●	direct the activities of the VIE that most significantly impact the VIE’s economic performance;
●	receive substantially all of the economic benefits of the VIE; and
●	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

Because of these contractual arrangements, Skillful Craftsman is the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP. Neither Skillful Craftsman nor its investors have any equity ownership in, direct foreign investment in, or control over the VIE, and Skillful Craftsman does not have business operations as the holding company. These contractual arrangements have not been tested in a court of law in the PRC. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” in this annual report.

In the opinion of V&T Law Firm, our PRC legal counsel, (i) the current ownership structure does not result in any violation of PRC laws or regulations currently in effect; (ii) the operations of the current ownership structure have obtained all requisite permissions in accordance with the PRC laws currently in effect; (iii) the contractual arrangements among Craftsman Wuxi and Wuxi Wangdao and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iv) Craftsman Wuxi and Wuxi Wangdao have never received any inquiry, notice, warning, or sanctions from any PRC government authorities regarding the contractual arrangements and ownership structure as of the date of this annual report. Our PRC legal counsel was also of the opinion that there are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. In addition, it is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. The Foreign Investment Law that came into effect on January 1, 2020, does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. The Reply of the Spokesman of CSRC concerning the Reporters’ questions (the “December 5th Reply”), published on the official website of CSRC on December 5, 2021, stated that CSRC and relevant regulatory authorities have always maintained an open attitude towards companies choosing overseas listing, and fully respected companies’ independent choice of listing locations in accordance with relevant laws and regulations. The December 5th Reply also clarified that recent media reports which asserted that PRC regulatory authorities would prohibit agreement-controlled (VIE) enterprises from listing overseas and promote the delisting of Chinese companies listed in the United States is a complete misunderstanding. Moreover, some PRC companies are actively communicating with domestic and foreign regulatory agencies to promote listing in the United States according to the December 5th Reply. Also, the December 5th Reply acknowledged that recent laws and regulations concerning cybersecurity, personal information protection, and financial activities are aimed at promoting a healthier and more sustainable development of the economy, instead of suppression of specific industries or private enterprises or prohibition of overseas listing activities of PRC companies. Due to the uncertainty regarding the legal system in China, especially the enforcement of laws and the rules and regulations in China can change quickly with little advance notice, we still face risks concerning the legality of overseas issuance of securities. If more oversight and control over overseas offerings and/or foreign investment are imposed on PRC companies, or China-based issuers, any such action may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If, as a result of our contractual arrangements with Wuxi Wangdao, we or Wuxi Wangdao is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC courts, arbitral tribunals or regulatory authorities, or we or Wuxi Wangdao fails to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of Craftsman Wuxi and/or Wuxi Wangdao;
●	discontinuing or restricting the conduct of any transactions between Craftsman Wuxi and Wuxi Wangdao;
●	limiting the business expansion in China by way of entering into contractual arrangements;
●	imposing fines, confiscating the income from Wuxi Wangdao, or imposing other requirements with which we or Wuxi Wangdao may not be able to comply with;
●	shutting down the servers or blocking the websites;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Wuxi Wangdao and deregistering the equity pledges of Wuxi Wangdao;
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance the business and operations in China;
●	imposing additional conditions or requirements with which we or Wuxi Wangdao may not be able to comply with; or
●	taking other regulatory or enforcement actions against us that could be harmful to the business.

The imposition of any of these penalties could result in a material and adverse effect on Skillful Craftsman’s or Wuxi Wangdao’s ability to conduct business and on the results of operations. If any of these penalties results in Skillful Craftsman’s inability to direct the activities of Wuxi Wangdao that most significantly impact its economic performance, and/or Skillful Craftsman’s failure to receive the economic benefits and absorb losses from Wuxi Wangdao, Skillful Craftsman may not be able to consolidate Wuxi Wangdao in the consolidated financial statements in accordance with U.S. GAAP. As a result, Skillful Craftsman’s shares may decline in value or become worthless.

We rely on contractual arrangements with Wuxi Wangdao and its shareholders for a portion of the business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Wuxi Wangdao, as well as its respective shareholders, to operate the business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over Wuxi Wangdao. For example, Wuxi Wangdao and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining the websites and using the domain names and software copyrights, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Wuxi Wangdao, we would be able to exercise our rights as a shareholder to change the executive director of Wuxi Wangdao, which in turn could affect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance of Wuxi Wangdao and its shareholders of their obligations under the contracts to exercise control over Wuxi Wangdao. However, the shareholders of Wuxi Wangdao may not act in the best interests of the Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate the business through the contractual arrangements with Wuxi Wangdao. We may replace the shareholders of Wuxi Wangdao at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and by means of arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with Wuxi Wangdao may not be as effective in directing the activities of the VIE as direct ownership would be.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. On December 26, 2019, the State Council approved the Regulations for the Implementation of the Foreign Investment Law of the People’s Republic of China (“the Foreign Investment Regulation”), which has made a certain degree of refinement and clarification for Foreign Investment Law. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law and Foreign Investment Regulation, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. However, they do not explicitly classify contractual arrangements as a form of foreign investment. As such, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council, while the State Council does not prescribe it in its Foreign Investment Regulation. Therefore, it still leaves leeway for future laws, administrative regulations or provisions further promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Any failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Any failure by Wuxi Wangdao or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the business.

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

All the agreements under our contractual arrangements with Wuxi Wangdao are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should any legal action become necessary. In addition, under PRC law, rulings by arbitrators are final and parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to direct the activities of the VIE that most significantly impact the VIE’s economic performance and consolidate the financial results of the VIE in accordance with U.S. GAAP.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, the business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that the business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops-corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing the business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. The use of corporate chops and contract chops must be approved by our legal department and administrative department, and the use of finance chops must be approved by our finance department. The chops of the WFOE and the VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of the WFOE and the VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of the WFOE and the VIE have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of the chops, the VIE generally has them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. The designated legal representatives generally do not have access to the chops. Although we monitor the employees, including the designated legal representatives of the WFOE and the VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or the VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of the chops or signatures of the legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates the chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to the normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from the operations.

The shareholders of Wuxi Wangdao may have potential conflicts of interest with us, which may materially and adversely affect the business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Wuxi Wangdao. Wuxi Wangdao is owned by Xiaofeng Gao and Lugang Hua. The interests of these individuals as the shareholders of Wuxi Wangdao may differ from the interests of the Company as a whole. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and Wuxi Wangdao, which would have a material and adverse effect on our ability to consolidate the financial results of Wuxi Wangdao in the consolidated financial statements in accordance with U.S. GAAP. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and the Company, except that we could exercise our purchase option under the exclusive purchasing right agreement with these shareholders to request them to transfer all of their equity ownership in Wuxi Wangdao to Craftsman Wuxi or one or more individuals designated by us. We rely on Xiaofeng Gao and Lugang Hua, who are the shareholders of Wuxi Wangdao and also our directors and officers, to abide by PRC law, which provides that directors owe a fiduciary duty to the company. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Wuxi Wangdao, we would have to rely on legal proceedings, which could result in disruption of the business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our subsidiaries in the PRC and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on the ability to conduct the business.

Under our current corporate structure, our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiary, which in turn depends on dividends paid by the WFOE, which further depends on payments from the VIE under the VIE Agreements. To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIE’s ability to transfer cash and assets.

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through the VIE Agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with the PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle the amount owed by the VIE under the VIE agreements may be seriously hindered. In addition, if our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our PRC subsidiaries and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

Remittance of dividends by our wholly owned subsidiary outside of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WFOE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so that any dividends the WFOE pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authorities as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ordinary shares.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce the consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the WFOE and the VIE do not represent an arm’s length price and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase their tax liabilities without reducing the WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for under-paid taxes. The consolidated net income may be materially and adversely affected if the VIE’s tax liabilities increase or if we or the VIE is found to be subject to late payment fees or other penalties.

If Wuxi Wangdao becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of the operations and materially and adversely affect the business, the ability to generate revenue and the market price of our ordinary shares.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the online value-added telecommunications business, we hold the ICP license through contractual arrangements with Wuxi Wangdao, the VIE, as well as its shareholders. As part of these arrangements, Wuxi Wangdao holds assets that are important to the operation of the business.

We do not have priority pledges and liens against Wuxi Wangdao’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Wuxi Wangdao undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Wuxi Wangdao’s assets. If Wuxi Wangdao liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Wuxi Wangdao to Craftsman Wuxi under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Wuxi Wangdao through carefully designed budgetary and internal controls to ensure that Wuxi Wangdao is well capitalized and is highly unlikely to trigger any third-party monetary claims in excess of its assets and cash resources. Furthermore, Craftsman Wuxi has the ability, if necessary, to provide financial support to Wuxi Wangdao to prevent such an involuntary liquidation.

If the shareholders of Wuxi Wangdao were to attempt to voluntarily liquidate Wuxi Wangdao without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Wuxi Wangdao’s shareholders to transfer all of their equity ownership interest to Craftsman Wuxi or one or more individuals designated by us in accordance with the purchasing right agreements with the shareholders of Wuxi Wangdao. In the event that the shareholders of Wuxi Wangdao initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Wuxi Wangdao without our prior consent, we may need to resort to legal of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of the business, and the outcome of such litigation would be uncertain.

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

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to business operations, including the following:

●	variations in the revenue, earnings, cash flow and data related to the VIE’s user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us, our subsidiaries, the VIE or the competitors;
●	announcements of new services and expansions by us, our subsidiaries, the VIE or the competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our subsidiaries, the VIE, their services or the industries in which the VIE and our subsidiaries operate;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from the business and operations and require us to incur significant expenses to defend the suit, which could harm the results of operations. Any such class action suit, whether or not successful, could harm the reputation and restrict the ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on the financial condition and results of operations.

Our ordinary shares may continue to trade under $5.00 per share in the future and thus could be penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our ordinary may continue to trade below $5.00 per share in the future. As a result, our ordinary shares would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our ordinary shares could be considered to be a “penny stock,” A penny stock is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of brokers/dealers to sell our ordinary shares, and may negatively affect the ability of holders of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Sales by the selling shareholder of the ordinary shares could adversely affect the trading price of our ordinary shares.

We are registering with the registration statement on Form F-3 (File No. 333-259498) filed with the SEC on September 13, 2021, as amended, for the resale of 2,900,000 ordinary shares issued by us to the selling shareholders according to certain equity transfer agreement. The ordinary shares registered by this registration statement represent approximately 19.5% of our issued and outstanding ordinary shares as of the date of this annual report, which but exclude ordinary shares being registered hereunder. Consequently, the resale of all or a substantial portion of the ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decrease and may make it difficult for us to sell our equity securities in the future at a time and upon terms we deem appropriate.

In addition, our issuance of these ordinary shares has caused the proportionate ownership interest in us of our existing shareholders, to decrease, with a corresponding decrease in the relative voting power of such existing shareholders.

Raising additional capital may cause dilution to our holders, including purchasers of our ordinary shares in this offering, restrict the operations or require us to relinquish rights to the technologies or product candidates.

We expect that significant additional capital may be needed in the future to continue the planned operations, including developing and introducing new courses, conducting research and development activities and costs associated with operating a public company. Until such time, if ever, as we can generate substantial revenue through the VIE’s business operations, we expect to finance the cash needs through any or a combination of securities offerings, debt financings, license and collaboration agreements and research grants. If we raise capital through securities offerings, such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ordinary shares.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions.

If we raise additional funds through collaborations, strategic alliances or other arrangements with third parties, we may be required to relinquish valuable rights to the technologies, future revenue streams, or to agree to terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. If we are unable to raise additional funds through equity or debt financings when needed, we or the VIE may be required to delay, limit, reduce or terminate product development or future commercialization efforts or grant rights to a third party to develop and market product candidates that would otherwise prefer to develop and market itself. Raising additional capital through any of these or other means could adversely affect the business and the holdings or rights of our shareholders, and may cause the market price of our ordinary shares to decline.

If securities or industry analysts do not publish research or reports about the business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about the business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for the sale of substantial amounts of our ordinary shares could adversely affect their market price.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our ordinary shares for the return on your investment.

We currently intend to retain all of the available funds and any future earnings to fund the development and growth of the business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, the future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, the financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value in the future or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of gross income for the year is passive income; or

●	The average percentage of assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2022, we believe that we were classified as a passive foreign investment company, for the taxable year ended March 31, 2022. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. In addition, the law is unclear, but we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

As of the date of this report, our executive officers and directors, together with our principal shareholders, beneficially own approximately 7,525,000 ordinary shares, or approximately 50.5% of our outstanding ordinary shares.

Accordingly, our executive officers and directors, together with our principal shareholders, could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we rely on home country practice exemption with respect to the requirement for an annual general meeting for shareholders and did not hold an annual general meeting in the fiscal year ended March 31, 2022. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on our home country’s practice with respect to any corporate governance matter. However, if we choose to follow our home country’s practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of the assets are located outside of the United States. All of the current operations are conducted in China. In addition, except Steven Yuan Ning Sim, all of our current directors and executive officers are nationals or residents of China. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Hence, our public shareholders may have more difficulty in protecting their interests through actions against us, our directors or officers than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish the results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We have incurred and will continue incurring additional costs and devoted substantial management time as a result of being a public reported company.

We have incurred and will continue incurring additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase the legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, our subsidiaries or the VIE and the business may be adversely affected.

Item 4.	Information on the Company

4.A.History and Development of the Company

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, was incorporated on June 14, 2019 under the laws of Cayman Islands as a holding company. Our wholly owned subsidiary, Easy Skills Technology Limited, is a limited liability company formed under the laws of Hong Kong. The wholly owned subsidiary of Easy Skills Technology Limited, Skillful Craftsman Network Technology (Wuxi) Co., Limited, or Craftsman Wuxi, is a limited liability company formed under the laws of the PRC. Craftsman Wuxi currently has a wholly owned subsidiary, Shenzhen Qianhai Jisen Information Technology Ltd., a limited liability company formed under the laws of the PRC, and a majority owned subsidiary, Wuxi Talent Home Information Technology Co., Ltd, a limited liability company formed under the laws of the PRC.

We began operations in China in 2013 and currently conduct the business through our subsidiaries and variable interest entity, Wuxi Kingway Technology Co., Ltd. In 2013, Wuxi Kingway Technology Co., Ltd., or Wuxi Wangdao, was formed under the laws of the PRC to primarily engage in the business of online education and technology services. Due to restrictions imposed by PRC law on foreign ownership of companies engaged in the online value-added telecommunications business, we do not own any equity interest in the operations of Wuxi Wangdao. Instead, Skillful Craftsman relies on a series of VIE Agreements among Craftsman Wuxi, Wuxi Wangdao and Wuxi Wangdao’s nominee shareholders to consolidate the financial results of Wuxi Wangdao in the consolidated financial statements in accordance with U.S. GAAP. Skillful Craftsman relies on dividends and other distributions paid to it by Craftsman Wuxi, the WFOE, which in turn depends on the service fees paid to the WFOE from Wuxi Wangdao pursuant to the VIE Agreements. If Wuxi Wangdao and its shareholders fail to perform their obligations under the VIE Agreements, we could be limited in our ability to enforce the VIE Agreements and lose our ability to consolidate Wuxi Wangdao’s financial results in our consolidated financial statements in accordance with U.S. GAAP. Wuxi Wangdao contributed to 100%, 100% and 97.2% of our consolidated revenue for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. It contributed to 100% of the consolidated assets and liabilities as of March 31, 2020, 87% of the consolidated assets and 93% of the consolidated liabilities as of March 31, 2021, and 86% of the consolidated assets and 90% of the consolidated liabilities as of March 31, 2022. We do not have unfettered access to revenue of the WFOE and variable interest entity due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment.

On July 27, 2020, we closed our initial public offering of 3,000,000 ordinary shares, US$0.0002 par value per share, at an offering price of $5.00 per share, for a total of $15,000,000 in gross proceeds. After deducting the total expenses, we received net proceeds of approximately US$13.36 million from our initial public offering.

On May 25, 2021, Wuxi Wangdao acquired 100% equity interest in Jisen Information, an integrated financial education and service provider in China, for a total consideration of 2,900,000 newly issued ordinary shares of our company. The transaction was unanimously approved by our board of directors and closed in June 2021. On June 10, 2022, Wuxi Wangdao transferred 100% equity interest in Jisen Information to the Craftsman Wuxi for a nominal consideration as a step of our internal re-organization.

On January 28, 2022, Wuxi Wangdao entered into an equity transfer agreement, or the Wuxi Talent Agreement to acquire 60% equity interest in Wuxi Talent Home Information Technology Co., Ltd., or Wuxi Talent Home, a flexible staffing platform, for a consideration consisting of RMB15 million (approximately US$2.37 million) in cash and 791,667 ordinary shares that are to be newly issued by Skillful Craftsman. On February 23, 2022, Craftsman Wuxi entered into a supplementary agreement with Wuxi Wangdao, Wuxi Talent Home and certain of its shareholders. Pursuant to the supplementary agreement, Craftsman Wuxi became the new transferee, replacing the Wuxi Wangdao, to acquire 60% equity interest in Wuxi Talent Home under the Wuxi Talent Agreement. The transaction has been unanimously approved by our board of directors and closed in May 2022. Skillful Craftsman is expected to issue the 791,667 ordinary shares after the closing.

On March 8, 2022, Skillful Craftsman issued to Tadpole Investing Carnival Limited, a British Virgin Islands company, a warrant to purchase the ordinary shares of Skillful Craftsman for an aggregate exercise price of no more than $10,000,000. Subject to certain limitations that are described below in this paragraph, up until January 3, 2025, the holder may exercise the warrant at the exercise price, which will be (x) $1.80 per share for any part of the warrant that is exercised between March 8, 2022 and January 3, 2023, (y) $2.50 per share for any part of the warrant that is exercised between January 4, 2023 and January 3, 2024, and (z) $3.00 per share for any part of the warrant that is exercised between January 4, 2024 and January 3, 2025, by delivering required documents to Skillful Craftsman. Without the prior written consent of Skillful Craftsman, the holder may not exercise the warrant for more than (i) $4,000,000 up until January 3, 2023, (ii) $7,000,000 up until January 3, 2024, and (iii) $10,000,000 up until January 3, 2025. As of the date of this annual report, no exercise of warrant has occurred.

4.B.Business Overview

All of the business operations are conducted in China through the VIE and our PRC subsidiaries.

The VIE, Wuxi Wangdao, is a provider of online education and technology services in China. While the education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, the VIE has been focusing on vocational education since its inception in 2013. The VIE currently provides approximately 642 vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction. It also provides technology services, including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC.

The WFOE’s wholly owned subsidiary, Jisen Information, is a provider of integrated financial education services. Jisen Information currently has business relations with five universities and colleges in China and offers several financial investment courses to students at these universities and colleges through its financial investment education platform, including introduction to the global securities market, basic securities knowledge, fundamental analysis and technical analysis, among others. Jisen Information also arranges live lectures and case studies by financial experts, analysts and professional traders for the students.

The WFOE’s majority owned subsidiary, Wuxi Talent Home, is a service provider in the field of flexible employment. It has developed a platform to facilitate the employment of flexible workers, which meets both employers’ demand for skilled workers and talents’ demand for work opportunities. The platform also offers customized services to employers, helping them improve management and operational efficiency.

Our revenue was $28.6 million in the fiscal year 2020, $29.2 million in the fiscal year 2021 and $23.1 million in the fiscal year 2022. The VIE contributed to 100%, 100% and 97.2% of our consolidated revenue for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. Revenue from the online education services provided by the VIE accounted for 99.3% and 99.3%, and 96.5%, respectively, of the revenue for the fiscal years ended March 31, 2020, March 31, 2021 and March 31, 2022. Revenue from technology services provided by the VIE accounts for the balance for the fiscal years ended March 31, 2020 and March 31, 2021, and together with revenue from services provided by Jisen Information accounts for the balance for the fiscal years ended March 31, 2022.

In addition, the consolidated entities within our group are also actively exploring new opportunities in the vocational education market. For example, the VIE is working with Jisen Information to develop a Meta-Factory platform to provide online simulation training bases for vocational education colleges, employment centers and manufacturing training bases in China, by leveraging Metaverse technology, big data analytics, cloud technology and augmented reality simulation teaching capabilities. The VIE made a minority investment in August 2021 in Hunan Medical Star Technology Co., Ltd., a company committed to developing an online education platform to provide doctors and medical school students in Hunan Province with education services in traditional Chinese medical science, and acquired 3% equity interest in Fujian Pingtan Ocean Fishery Corporation in January 2022 to explore the possibility of jointly establishing a school focusing on supply chain management of ocean fishery products. Upon the acquisition of a majority stake in Wuxi Talent Home in March 2022, Craftsman Wuxi also entered the talent services industry to provide flexible staffing and labor outsourcing services to customers.

The Services

Online Education Services

The VIE’s online education services primarily comprise two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Through the platform, virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. Meanwhile, the VIE has been dedicated to expanding the services to address subjects required by the “1+X” policy of the MOE.

The VIE currently operates three education platforms, including the Lifelong Education Public Service Platform that is freely accessible to students, teachers and members of the strategic partners, and the Vocational Training Platform and Virtual Simulation Experimental Training Platform to the fee-paying members. There are currently over 200 kinds of courses available on the Lifelong Education Public Service Platform covering a wide range of subjects. The VIE also offers 642 vocational training courses on the Vocational Training Platform and 12 experimental programs on the Virtual Simulation Experimental Training Platform. We believe that these courses provide college and vocational school students with practical education to prepare them for jobs in industries with strong hiring demand and also help workers in rural and urban areas and reemployment groups with operational skill development. Compared to traditional classroom-based teaching, which requires hiring and training of instructors in local sites, the VIE is able to expand its geographic footprint to the users nationwide without impacting the quality of the course offerings and provide students and other groups across China with equal access to course materials given by experienced instructors. The VIE aims to further develop online simulation training bases through the Meta-Factory platform in the future.

The bulk of the VIE’s revenue is generated from fees paid by registered members of the education platforms. The VIE also generates revenue from technology services to private companies and government agencies. Since it launched the first online education platform in 2014, the number of registered members of the platforms has grown substantially from 0.7 million as of December 31, 2014 to 68.5 million as of March 31, 2020, 83.4 million as of March 31, 2021 and 99.3 million as of March 31, 2022. The number of fee-paying members, including registered members of the vocational training platform and the virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 3.1 million as of March 31, 2020. Due to the intensified competition in the vocational education market in China, the number of fee-paying members decreased to 1.6 million as of March 31, 2021 and 1.2 million as of March 31, 2022.

Technology Services

In addition to online education services, the VIE also provides technology services to clients, comprising government agencies, academic institutions and private clients such as education service companies. The services it provides include software development and maintenance, hardware installation and testing and related consulting and training services. For the fiscal years ended March 31, 2020, 2021 and 2022, revenue generated from technology services was $190,359, $213,283 and $766,676, respectively.

Financial Investment Education Services

Jisen Information cooperates with universities and colleges in China to offers financial investment courses to students at these universities and colleges. As of the date of this annual report, Jisen Information has established business relations with Anhui Normal University, Anhui University of Engineering, Anhui Business College, Hefei University, Nanchang Institute of Technology, among other institutions. Revenue of Jisen Information is generated from fees paid by the universities, colleges and institutions it serves.

Flexible Employment Services

Wuxi Talent Home provides recruitment outsourcing services for employers’ permanent staff hires. It helps enterprises or employment agencies identify, select and engage the best-fit talent for the job positions with these hiring enterprises. Wuxi Talent Home also provides facilitation services to both enterprises with demand for skilled flexible workers and the talent with demand for flexible work opportunities through its flexible employment service platform.

The Education and Service Platforms

The VIE currently operates three online education platforms: lifelong education public service platform, online vocational training platform and virtual simulation experimental platform. Among these platforms, the lifelong education public service platform is a platform the VIE operates pursuant to the existing strategic cooperation and the other two are paid platforms that are only available to their respective registered members. Each platform is built upon cloud computing technology. By leveraging a combination of cloud computing software, application and hardware owned by the VIE, it provides an instant computer infrastructure and platform for the online training programs and content sharing for the strategic partners. We believe that, by capitalizing on the innovative cloud-based platform, the VIE has built a highly scalable business that it can expand and replicate with consistent quality.

Lifelong Education Public Service Platform

The lifelong education public service platform is a platform the VIE has developed pursuant to the existing strategic partnership agreements with Higher Education Press and China Adult Education Association. The platform offers free online classes to students and teachers at the partnership schools as well as workers and reemployment populations that are members of the strategic partners. Registered members of the vocational training platform and virtual simulation experimental platform have access to the lifelong education public service platform as part of their subscription package.

The lifelong education public service platform is further divided into four sub platforms: iCourse, Intelligent Vocational Education, Quality Course and China Rural Distance Education Network. Each of these platforms was developed pursuant to the existing strategic partnership agreements. See “Item 10. Additional Information—C. Material Contracts” in this annual report. iCourse provides online course materials to undergraduate students and teachers relating to their college coursework. Intelligent Vocational Education platform provides online course materials to students and teachers at vocational schools relating to their vocational training coursework. Quality Course platform provides students and teachers at universities and other higher education institutions training relating to their curricula.

The course materials on the Lifelong Education Public Service Platform are provided by the strategic partners while it provides the technical infrastructure for members of this platform to access these course materials.

Vocational Training Platform

The VIE launched the vocational training platform in April 2014. Through this platform, the VIE provides online vocational training to workers in urban and rural areas as well as reemployment groups. Registered members of the vocational training platform can access pre-recorded training materials by paying an annual fee. There are currently 642 courses available on this platform that are designed to help platform users develop and improve their vocational skills in industries with strong hiring demand. See “—The Course Offerings” in this annual report.

Virtual Simulation Experimental Training Platform

The VIE launched the virtual simulation experimental training platform in 2018 to offer online virtual simulation experimental training to college students. Registered members of the virtual simulation experimental training platform can access virtual experimental centers by paying an annual fee. The platform currently hosts virtual centers for conducting 12 types of experiments. See “—The Course Offerings” in this annual report.

We believe that the combination of these three platforms allows the VIE to address the online education demands of different groups of the target customers, ranging from college students to workers and reemployment groups in both rural and urban areas of the PRC. Additionally, the free lifelong education public service platform gives the VIE access to target user groups for the fee charging platforms by offering such users the opportunity to initially experience the training materials and services without paying a fee, which gives them the opportunity to become a fee-paying member of the vocational training and virtual simulation experimental training platforms by paying flat-rate annual fees for more systematic and sophisticated online training services. As of March 31, 2020, 2021 and 2022, approximately 8.9%, 8.3% and 8.5% of users of the lifelong public service platform became fee-paying users of the vocational training and virtual simulation experimental training platforms.

Financial Investment Education Platform

The financial investment education platform is operated by Jisen Information. Built on private cloud architecture, the platform provides customized financial education services to universities, colleges and institutions. The platform offers a systematic phased curriculum of financial investment courses with an integration of self-developed video courses, live classes and other content stimulating users’ learning interest. Leveraging AI technology, the platform delivers an interactive online learning experience. It intelligently recommends relevant courses based on the users’ learning progress and encourages users’ continuous learning through a learning incentive system.

Flexible Employment Service Platform

In May 2022, Craftsman Wuxi acquired 60% of equity interest in Wuxi Talent Home, a service provider in the field of flexible employment. Wuxi Talent Home has developed a platform to facilitate the employment of flexible workers, which meets both employers’ demand for skilled workers and the talent’s demand for work opportunities. Leveraging the benefit of mobile internet and big data technology, the platform provides talent with integrated services covering the whole employment process from job hunting to employment, which helps the talent to increase their income and realize personal value. The platform also offers customized services to employers, helping them improve management and operational efficiency and effectively control their operating costs.

The Course Offerings

The courses provide students with practical education to prepare them for jobs in industries or fulfill the requirements of college curricula. The VIE generally offers the following two types of classes: vocational training courses and virtual simulation experiments. Jisen Information generally offers financial investment courses.

Vocational Training Courses

Vocational training courses are pre-recorded video classes that cover major areas of vocational training such as electronics, computer science, construction and mechanical. The VIE currently provides 642 courses covering a wide range of disciplines such as welding, electronics, carpentering and metal materials. For each subject, there are basic, mid-level and high-level training courses available on the platform. The vocational training courses have been recognized as recommended community vocational education multimedia teaching materials by the MOE.

Vocational training courses are offered to vocational training students as well as other groups that are interested in vocational training, such as workers in rural and urban areas of the PRC. Registered members of the platform can access pre-recorded training materials by paying an annual fee. The VIE currently has approximately 1.2 million registered members using the vocational training platform, each of whom pays an annual fee of RMB100 (approximately $15.77).

Virtual Simulation Experimental Training

Starting 2018, the VIE has been offering online virtual simulation experimental training to college students. Students that have registered with the virtual simulation experimental training platform can access the virtual experiment software and conduct experiments in a virtual environment. The VIE currently hosts 12 virtual experiment centers, including but not limited to, large diesel engine, agricultural machinery, flower management, flower planting, and Beidou satellite navigation.

Historically, the VIE cooperated with Jimei University to develop vocational training course materials and virtual simulation experimental training materials. See “Item 10. Additional Information—C. Material Contracts—Cooperation Agreement with Jimei University” for more details about the cooperation agreement between the VIE and Jimei University. Under the cooperation, Jimei University produced recorded lectures of its faculties, and the VIE uploaded such recorded lessons to the platform. All the recorded lessons produced under the cooperation have been delivered, and currently, the parties work with each other to ensure the members’ smooth access to these programs. In the future, the VIE may directly engage teachers to provide teaching sessions in addition to developing content through cooperation with universities and other academic institutions. The VIE currently has approximately 20,000 registered members using the virtual simulation experimental training programs, each of whom pays a quarterly fee of RMB300 (approximately $47.32).

Financial Investment Courses

Jisen Information offers financial investment courses to students at the universities and colleges that it cooperates with through its financial investment education platform. The courses include, among other things, introduction to the global securities market, basic securities knowledge, fundamental analysis, technical analysis, trading indicators, volume and price data analysis, risk control and quantitative trading knowledge. Jisen Information also arranges live lectures and case studies by financial experts, analysts and professional traders for the students.

The Platform Users

Users of online education platforms primarily include college students and graduates that are studying towards, or already held, a post-secondary degree, professionals, reemployment groups and rural migrant workers. The online training materials are designed to provide supplemental course materials and practical training opportunities to college students and graduates. The VIE and our subsidiaries are also dedicated to helping professionals, reemployment groups and rural migrant workers further develop skills that benefit their professional development and competitiveness on the job market.

Based on the amount of fees the VIE charges and the types of services it provides, its platform users are divided into three categories: regular members, VIP members and SVIP members. Regular members are not required to pay a fee and only have access to materials on the lifelong education public service platform. VIP members have access to materials on the lifelong education public service platform and vocational training platform by paying a flat-rate annual fee and SVIP members have access to all the platforms by paying a quarterly fee at a higher rate. See “—Fees and Payments” in this annual report. The number of fee-paying users was approximately 3.1 million as of March 31, 2020, 1.6 million as of March 31, 2021, and 1.2 million as of March 31, 2022.

Fees and Payments

For the VIP members, the VIE charges a flat annual fee of RMB100 (approximately $15.77) per member for access to the lifelong education platform and the vocational training platform. For the SVIP members who have access to all platforms operated by the VIE, including the virtual simulation experimental training, the VIE charges a flat fee of RMB300 (approximately $47.32) per member per quarter. The initial payment of such fees is due upon registration and subsequent payments are due at the beginning of each year or month within the membership period. The VIE also reviews and adjusts the fee structure based on market demands for the services and industry trends. The members can log into their accounts on the platforms and pay annual fees via online banking. The members cannot request a refund of their annual and quarterly membership fees.

For the technology services, the service fees are determined through negotiation between the VIE and the customers and memorialized in the service agreements with such customers.

Jisen Information charges service fees for the customized financial education services provided to universities, colleges and institutions pursuant to the service agreements with these clients.

For the recruitment services, Wuxi Talent Home charges employers service fees calculated based on the number of employees hired by such employers through services of Wuxi Talent Home. For the facilitation services, Wuxi Talent Home generally charges employers service fees calculated as a certain percentage of the salaries of the workers such employers found through services of Wuxi Talent Home.

Technology; Research & Development

The online education platforms operated by the VIE are built upon cloud computing technology. The cloud-based education platform integrates telecommunication network, broadcast network and Internet into a unified network and enables a higher amount of data sharing compared to other types of platforms. By leveraging a combination of software application and hardware, the VIE provides an instant computer infrastructure and platform for the online training programs and content sharing between the VIE and its strategic partners such as universities and vocational schools. Such infrastructure lays the foundation for developing any additional platforms required for business expansions in the future. With such infrastructure, the VIE can easily develop additional platforms or add additional features to the existing platforms without spending a significant amount of additional time and resources. It also facilities the connection between the VIE’s platforms and that of its partner universities. Compared to the competitors that are using third party cloud systems, the data of the members and their activities on the VIE’s platforms are not available to third party cloud computing service providers, which increases data security. In addition, the VIE owns the hardware and software components of the cloud system and its ability to integrate these components enables it to provide cloud computing as services or infrastructure to the customers in the technology services market. The cloud computing technology enables the VIE to collect and analyze a significant amount of data within a relatively short period of time and also accumulate algorithmic models, which facilitate the application of big data and artificial intelligence technologies in business expansions.

The VIE operates an Internet technology center at the headquarters in Wuxi, Jiangsu, where it hosts hardware facilities for the cloud computing programs. This technology center has well equipped computer rooms and provides 24 hours operation services with nationally certified security protections.

The VIE is currently cooperating with Jisen Information to develop a Meta-Factory platform to provide online simulation training bases for vocational education colleges and enterprises in China. Built on Metaverse technology, big data analytics, cloud technology and augmented reality, the Meta-Factory platform is designed to help students simulate the operation of each step in a smart factory and enhance their learning experience in a high-quality virtual simulation environment. Such advanced platform facilitates the skill trainings of students and talents at lower costs and prepare them for the rapidly changing market demand.

The VIE currently has a technology team consisting of over 20 members led by the Chief Technology Officer. The technology team dedicates its time to research and development efforts. The technology team has experience in the development, design, operation and maintenance of online platforms and services as well as the application of big data and artificial intelligence technologies in the improvement and expansion of the VIE’s online education services. Most of the team members have more than 10 years of work experience. Prior to joining us, many platform planning and general architecture designers worked at industry-leading companies or provided long-term technical support to these companies. The VIE’s research and development efforts are closely tied to the market. It adjusts the development efforts based on market conditions and government policies. The focuses of the VIE’s research and development efforts include improving its online training data collection, programs focused on intelligent study, education resource integration and cloud technology application. In addition to internal development efforts, the VIE also engages third parties for certain aspects of the development and maintenance of the platforms and online programs to the extent that such arrangements can help it save development costs. For instance, the VIE’s current online vocational training courses were developed by Jimei University. See “Item 10. Additional Information—C. Material Contracts—Cooperation Agreement with Jimei University.” Such cooperation allows the VIE’s internal technical team to focus on other aspects of its research & development efforts while keeping course development costs at a relatively low level.

Marketing

Since its inception, the VIE has been relying upon strategic cooperation with education industry associations, vocational schools and universities to develop and expand the user base. Members and students of the strategic partners are oftentimes the target users of the platforms. In particular, the VIE provides the members, students and teachers of its partners free access to the lifelong education public service platform. If these potential users are satisfied with the quality of the VIE’s free course materials and services, they will register with its fee charging platforms. The VIE also publishes articles on vocational training and online education industry trends and government policies on publications of the strategic partners and organizes seminars on these topics. Based on its experience, the VIE’s current marketing strategy is cost-effective compared to traditional brand promotion strategies such as television and newspaper advertising. By implementing such a strategy, the VIE has been able to significantly increase its user base. To enhance brand awareness, the VIE also plans to engage in other brand promotion activities such as attending high profile industry events and advertising through social media such as WeChat and Toutiao.

As we expand into more verticals of vocational education, we intend to deepen the synergy between the different business lines and promote business expansion by leveraging existing user traffic of VIE’s online education platform. For example, Jisen and the VIE are working towards launching financial investment education courses on the VIE’s online education platform, which will diversify VIE’s course offerings as well as enable Jisen to assess a broad base of potential users.

Intellectual Property

The intellectual property rights of the VIE and our subsidiaries distinguish their courses and services from those of the competitors and contribute to their ability to compete in the target markets. These entities rely on a combination of copyright law, trade secret protection and employment and confidentiality agreements with executive officers and most other employees, to protect their intellectual property rights. The employment agreements with the executive officers contain confidentiality and non-disclosure clauses that impose confidentiality obligations on the executive officers at all times during and after their employment. Furthermore, the executive officers acknowledge, pursuant to the employment agreements, that copyrightable works prepared by them within the scope of and during the period of their employment are “works for hire” and that the employer will be considered the author thereof. In addition, certain key employees are required to enter into separate confidentiality agreements under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment, pursuant to job assignments or using its materials and technology, or during the one year after their employment that relates to their employment, are the employer’s property and they should assign the same to it if the employer so requires. We also regularly monitor any infringement or misappropriation of its intellectual property rights.

The VIE has registered 36 software copyrights in relation to their platforms with the National Copyright Administration of the PRC. The VIE has also registered three domain names relating to its business, including the www.kingwayup.com, www.kingwayedu.cn and kingwayedu.net websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Wuxi Talen Home has registered five copyrights, five trademarks and one domain name, rczj.cn, in the PRC. Jisen Information has registered two copyrights in the PRC.

Seasonality

Given the constant demands for vocational education services throughout the year, the current operations have not demonstrated seasonality.

Competition

The vocational education services market in China is fragmented, rapidly evolving and highly competitive. The VIE and our subsidiaries face competition for student enrollment from existing large online and offline providers of vocational education services, as well as smaller regional vocational education services providers in China. They may also face competition from providers that offer specialized programs targeting certain markets such as IT and accounting. They may also face competition from free resources provided by some education platforms and national smart education platforms. In the future, they may also face competition from new entrants into the Chinese vocational education market.

We believe that the principal competitive factors in the markets include the following:

●	scope and quality of course offerings and services;
●	ability to independently operate the cloud platform that integrates a wide range of online resources;
●	access to experienced teachers through strategic partnership; and
●	ability to align course offerings and services with specific needs of students.

We believe that the VIE and our subsidiaries are well-positioned to effectively compete in markets in which they respectively operate on the basis of the innovative education platform, broad scope of course offerings, expertise in vocational training and experienced management team. However, some of their current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than they do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Industry—If the VIE and our subsidiaries fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, the competitive position and ability to generate revenue may be materially and adversely affected.”

Insurance and Social Security Matters

Neither the VIE nor our subsidiaries maintain any liability insurance or property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, they do not maintain business interruption insurance, nor do they maintain key-man life insurance. The VIE and our subsidiaries participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.

Legal Proceedings

We or the VIE currently is not a party to, and is not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, is likely to have a material and adverse effect on the business, financial condition or results of operations. From time to time, we or the VIE has become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of the business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us or the VIE because of defense and settlement costs, diversion of management attention and other factors.

Regulations

This section sets forth a summary of the most significant laws, rules and regulations that affect the business and operations of the VIE and our subsidiaries.

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the PRC, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public networks. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial counterparts.

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

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Negative List. To comply with the relevant laws and regulations, Wuxi Wangdao, the VIE, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until December 29, 2023.

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

In view of these restrictions on foreign direct investment in value-added telecommunications services under which the business may fall, including internet audio-visual program services and radio/television programs production and operation businesses, due to the lack of interpretative guidance from relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE that conducts all or substantially all of the operations.” If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Foreign Investment

Administrative Measures for Foreign Investment Access (Negative List) (2021 version) (“the Negative List”)

On December 27, 2021, the National Development and Reform Commission (“NDRC”) and the MOFCOM promulgated the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 version) (“the Negative List”), which became effective on January 1, 2022. Foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communication, storage and forwarding, call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements (no more than 50%) and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approvals from the MOFCOM and the MIIT for the incorporation of the joint ventures and the business operations.

Company Law of the People’s Republic of China (2018 Amendment)

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the People’s Republic of China (2018 Amendment) (“PRC Company Law”), which was initially promulgated by the Standing Committee of the National People’s Congress, on December 29, 1993, came into effect on July 1, 1994, and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. The latest amended PRC Company Law became effective on October 26, 2018. The PRC Company Law generally governs two types of companies-limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail.

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

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to a negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access to foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up an education website and online education school is subject to approvals from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, pursuant to which the administrative license for “online education schools” was maintained, while the administrative license for “educational websites” was not retained. Accordingly, Craftsman Wuxi, which holds ICP license for kingwayup.com website is not required to obtain approval to operate “educational websites” from the MOE. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished. Craftsman Wuxi and Wuxi Wangdao are not required to obtain a license to operate “online education schools,” as it does not directly offer government accredited degrees or certifications.

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

Regulations on Internet Audio-Visual Program Services

Audio-Visual License

On December 20, 2007, the State Administration of Radio, Film and Television, or the SARFT (the predecessor of NRTA) and the MIII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, which became effective as of January 31, 2008 and were subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the license for online transmission of audio-visual programs, or the Audio-Visual License issued by SARFT, or complete record-filing procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and their businesses must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by SARFT.

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

Regulations on Publication and Distribution of Audio-Visual Programs through the Internet or Other Information Network

Under the Provisions on the Administration of the Publication Market, or Publications Market Measures, which was jointly promulgated by SAPPRFT and MOFCOM and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-video products, and electronic publications,” and “distributing” is defined as “wholesale, retail, rental, exhibition and other activities,” respectively, under the Publication Market Measures. Any enterprise or individual that engages in the retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business. Where an entity or individual is engaged in the distribution of publications via the internet or other information networks, it or he/she shall obtain the operation permit for publications.

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

On April 1, 2010, SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which was modified on March 10, 2017. The Categories clarified the scope of Internet audio-video program services. According to the Categories, there are four categories of Internet audio-visual program services, which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-video programs.”

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

Regulations on Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security on December 28, 2000, amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the Ministry of Public Security promulgated measures that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires network operators, including online lending information intermediaries, to comply with laws and regulations and fulfill their obligations to safeguard the security of the network when conducting business and to provide services. The Cyber Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and 12 other regulatory authorities jointly issued the Cybersecurity Review Measures, or the Review Measures, which took effect on February 15, 2022. The Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the “CIIOs,” and the network platform operators, or Network Platform Operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. Such review would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing.

Regulations on Intellectual Property

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of the copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

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

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the Regulation of the People’s Republic of China on Foreign Exchange Administration (2008 Revision)(“Foreign Exchange Administration Rules”) promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans and repatriation of investment, require a prior approval from the SAFE or its local office.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval by SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified the foreign exchange-related registration required for foreign investors to acquire the equity interests of Chinese companies and further improve the administration of foreign exchange settlement for foreign-invested enterprises.

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

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being, while the RMB funds obtained from discretionary settlement under the capital account shall be included in the account pending for foreign exchange settlement and payment. The WFOE and the VIE may only use the RMB funds obtained from foreign exchange settlement for expenditures under the current account within the business scope or the expenditure under the capital account permitted by laws and regulations. In addition, the WFOE and the VIE are required to comply with the following provisions in using their foreign exchange receipts under the capital account and RMB funds obtained from foreign exchange settlement: (1) such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments than banks’ principal-secured products; (3) such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) such receipts and funds shall not be used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope of such agreement and the contractual agreement shall not conflict with this Circular 16.

Under SAFE Circular 16, only FIEs with a registered business scope that includes investment activities are allowed to make domestic equity investments with their capital funds. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which cancels such restriction. According to Circular 28, FIEs are allowed to make domestic equity investments with their capital funds subject to Negative List even though investment activities are not included in their registered business scope, with the condition that the projects invested thereby in China are true and compliant.

On April 10, 2020, SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8 (2020), which simplifies the procedures of domestic payments with the use of registered capital, foreign debt and overseas listing by qualified enterprises.

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

On January 11, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing is calculated based on a formula set forth under such regulation. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and at least three business days before drawing any money from the foreign debts.

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

On December 31, 2020, People’s Bank of China, together with National Development and Reform Commission, Ministry of Commerce, State-owned Assets Supervision and Administration Commission of the State Council, China Banking and Insurance Regulatory Commission, and SAFE, jointly issued the Notice on Further Optimizing Cross-border RMB Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or PBOC Notice 330 (2020), which came into force on February 4, 2021. The PBOC Notice 330 (2020) aims to optimize the administration of cross-border RMB investment and financing by taking measures to relax the restrictions on the use of RMB income under certain capital accounts, facilitating reinvestment in China by foreign-invested enterprises, canceling the relevant special account management requirements for foreign direct investment, optimizing the administration of overseas RMB borrowings of domestic enterprises and simplifying the administration of overseas RMB loans of domestic enterprises. However, the implementation of PBOC Notice 330 (2020) may still has regional differences, which depends on the domestic banks located in different provinces.

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

The SAFE Notice Circular No. 13 has amended the SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of seeking offshore investment or making offshore financing.

Under relevant rules, a failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

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

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors who do not have an establishment or place of business in the PRC, or who have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and will take effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatment in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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

On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. On April 21, 2021, the Standing Committee of the National People’s Congress released the 2021 Legislative Work Plan, in which the Law Proposal for Initial Deliberation included the draft revision of the Anti-Monopoly Law. On October 23, 2021, the 31st Meeting of the 13th Standing Committee of the National People’s Congress reviewed the Draft Amendment of the Anti-Monopoly Law of the PRC (the “Draft Amendment of Anti-Monopoly Law”) and solicited opinions from the public. In response to the abuse of market dominance in the field of Internet platform economy, the Draft Amendment of Anti-Monopoly Law clearly stipulated that operators must not abuse data and algorithms, technology, capital advantages, and platform rules to exclude or restrict competition. Utilizing data, algorithms, technology, and platform rules to set up obstacles to impose unreasonable restrictions on other operators by an operator with a dominant market position, shall be defined as an act of abusing the dominant market position.

As for the rapid development of the Internet platform economy in the PRC, relevant administrative and judicial agencies and departments published various opinions and guidelines to regulate certain activities involved. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulated that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review, and elaborated on the issues related to the platform economy, such as “price discrimination against existing customers enabled by big data” and “tying arrangements”. At the press conference of the Supreme People’s Court of PRC held on April 22, 2021, the Vice President of Intellectual Property Tribunal in the Supreme People’s Court of PRC stated that the Supreme People’s Court of PRC supported and supervised the administrative law-enforcement departments in performing their duties in accordance with the laws and regulations concerning anti-monopoly, and promotes the cooperation of the administrative law-enforcement departments and the judicial system to stop and crack down monopolistic activities in the Internet industry. On August 17, 2021, the State Administration for Market Regulation solicited opinions on the Regulations on Prohibition of Internet Unfair Competition Behaviors (Draft for Public Comments), under which some Internet unfair competition behaviors will face stricter and more detailed supervision.

4.C.Organizational Structure

The following chart reflects our organizational structure as of the date of this annual report. For descriptions of our subsidiaries and variable interest entity, please see “Item 4. Information on the Company—A. History and Development of the Company.”

XIAOFENG GAO
LUGANG HUA
XUEJUN JI
OTHER NON-AFFILIATE SHAREHOLDERS
SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED (Cayman Islands)
100%
EASY SKILLS TECHNOLOGY LIMITED (Hong Kong)
Outside China
100%
Inside China
SKILLFUL CRAFTSMAN NETWORK TECHNOLOGY (WUXI) LIMITED ("Craftsman Wuxi")
XIAOFENG GAO*
LUGANG HUA*
60%
40%
60%
100%
WUXI TALENT HOME TECHNOLOGY CO., LTD. ("Wuxi Talent Home")
SHENZHEN QIANHAI JISEN INFORMATION TECHNOLOGY LTD. ("Jisen Information")
WUXI KINGWAY TECHNOLOGY CO., LTD. ("Wuxi Wangdao")
Equity Interest
Contractual Arrangements

- Xiaofeng Gao and Lugang Hua are shareholders of Wuxi Wangdao, holding 60% and 40% of the equity interest in the company, respectively. Xiaofeng Gao is our chairman of the board of directors and co-chief executive officer. Lugang Hua is our chief technology officer. Mr. Gao and Mr. Hua have entered into a series of variable interest entity agreements with Craftsman Wuxi and Wuxi Wangdao, as a result of which Skillful Craftsman Education Technology Limited is considered the primary beneficiary of Wuxi Wangdao for accounting purposes and is able to consolidate the financial results of Wuxi Wangdao in the consolidated financial statements in accordance with U.S. GAAP.

Due to PRC legal restrictions on foreign ownership in internet-based businesses, including online education services, neither we nor our subsidiaries own any equity interest in the VIE, Wuxi Wangdao. Instead, Skillful Craftsman relies on the VIE Agreements dated July 17, 2019 by and among the WFOE, the VIE and the VIE’s shareholders to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of the VIE Agreements, Skillful Craftsman is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

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

Authorization Agreement

According to the Authorization Agreement signed by Craftsman Wuxi, Xiaofeng Gao and LuGang Hua on July 17, 2019, Xiaofeng Gao and Lugang Hua irrevocably authorized Craftsman Wuxi to exercise the following rights: (i) Craftsman Wuxi is authorized as the sole agent and the authorized person of both Xiaofeng Gao and Lugang Hua and shall act on behalf of them on all matters concerning the equity, including but not limited to attending the shareholders’ meeting, exercising all shareholder rights and shareholder voting right, exercising rights on designation and appointment of the legal representative, executive director, supervisor, general manager and other senior management personnel of Wuxi Wangdao; (ii) Craftsman Wuxi shall have the right to transfer or delegate the aforesaid rights to any other party at its discretion without notifying Xiaofeng Gao and Lugang Hua or obtaining any consent of them; and (iii) Xiaofeng Gao and Lugang Hua irrevocably waive all rights which are related to their holding of equity interest of Wuxi Wangdao and have been authorized to Craftsman Wuxi under this Agreement. Xiaofeng Gao and Lugang Hua shall not exercise such rights on their own.

Letters of Consent

Pursuant to the Letters of Consent signed by the spouse of each of Xiaofeng Gao and Lugang Hua on July 17, 2019, the spouses of Xiaofeng Gao and Lugang Hua irrevocably agreed to the VIE Agreements signed by Xiaofeng Gao and Lugang Hua, and the dispose of the shares of Wuxi Wangdao which are held by Xiaofeng Gao and Lugang Hua and registered under their names in accordance with the VIE Agreements; (ii) Xiaofeng Gao and Lugang Hua’s spouses admit that they do not have any interest in the equity of Wuxi Wangdao and promise that they will not make any claim towards the equity of Wuxi Wangdao; and (iii) if the spouse(s) of Xiaofeng Gao and/or LuGang Hua obtains any equity of Wuxi Wangdao for any reason, they shall be bound by the VIE agreements and shall abide by the obligations that they undertake as the shareholders of Wuxi Wangdao under the VIE agreements.

4.D.Property, Plants and Equipment

Our principal executive offices are located at our headquarters in Wuxi, Jiangsu Province, comprising 1,219 square meters, at Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC. This facility currently accommodates our and the VIE’s management headquarters, research and development and general and administrative activities. The VIE rents this facility from an unaffiliated third party for an annual rent of RMB592,492 (approximately $93,463). We believe that the facilities currently leased are adequate to meet the needs for the foreseeable future, and we believe that the VIE and our subsidiaries will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate their future expansion plans.

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period. We or the VIE does not currently own any real estate or land use rights. For descriptions of the leased properties, please see “Item 4. Information on the Company—B. Business Overview—Facilities.”

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

5.A.Operating Results

Business Overview

All of the business operations are conducted in China through the VIE and our PRC subsidiaries.

The VIE, Wuxi Wangdao, is a provider of online education and technology services in China. While the education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, the VIE has been focusing on vocational education since its inception in 2013. The VIE currently provides approximately 642 vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction. It also provides technology services, including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC. Revenue from the online education services accounted for 96.5%, 99.3%, and 99.3%, respectively, of the revenue for the fiscal years ended March 31, 2022, March 31, 2021 and March 31, 2020, and revenue from technology services accounts for the balance.

China has a relatively large online education market and such market has experienced fast growth in the past two decades. With the growth of Internet use and improvements in online payment systems in China, we believe online education represents an attractive market opportunity. According to Intelligence Research Group, the number of users in the online education industry in China was 298 million users in 2021 and the size of China’s online education market was valued at approximately RMB322.0 billion ($50.8 billion) in 2021. According to Qianzhan Industrial Research Institute, the size of China’s online education market is expected to reach approximately RMB649.7 billion ($102.5 billion) by 2025. Under the influence of the pandemic situation, the online process of vocational education is accelerating, and new supply and demand continue to emerge. The vocational education services market in China is fragmented, rapidly evolving and highly competitive. Market participants include existing large online and offline providers of vocational education services, as well as smaller regional vocational education services providers.

The VIE’s online education services currently comprise two aspects: online vocational training and virtual simulation experimental training. Students who sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. The VIE currently offers 642 vocational training courses that cover a wide range of subjects, most of which are subjects of vocational education in areas of strong hiring demand. These courses provide students with practical education to prepare them for jobs in high demand industries and also help workers in rural and urban areas and reemployment groups with operational skill development.

Moreover, the WFOE’s wholly owned subsidiary, Jisen Information, is a provider of integrated financial education services. Jisen Information currently has business relations with five universities and colleges in China and offers several financial investment courses to students at these universities and colleges through its financial investment education platform, including introduction to the global securities market, basic securities knowledge, fundamental analysis and technical analysis, among others. Jisen Information also arranges live lectures and case studies by financial experts, analysts and professional traders for the students. The WFOE’s majority owned subsidiary, Wuxi Talent Home, is a service provider in the field of flexible employment. It has developed a platform to facilitate the employment of flexible workers, which meets both employers’ demand for skilled workers and talents’ demand for work opportunities. The platform also offers customized services to employers, helping them improve management and operational efficiency.

The bulk of our revenue is generated from fees paid by registered members of the education platforms to the VIE. The VIE also generates revenue from technology services to private companies and government agencies. Since it launched the first online education platform in 2014, the number of registered members of the platforms has grown substantially from 0.7 million as of December 31, 2014 to 68.5 million as of March 31, 2020, 83.4 million as of March 31, 2021 and 99.3 million as of March 31, 2022. The number of fee-paying members, including registered members of the vocational training platform and the virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 3.1 million as of March 31, 2020. Due to the intensified competition in the vocational education market in China, the number of fee-paying members decreased to 1.6 million as of March 31, 2021 and 1.2 million as of March 31, 2022. Our revenue was $28.6 million in the fiscal year 2020, $29.2 million in the fiscal year 2021 and $23.1 million in the fiscal year 2022.

Impact of COVID-19

Since the beginning of 2020, the COVID-19 pandemic has had material and adverse economic and social impacts around the world. To date, the global COVID-19 pandemic continues to rapidly evolve. Many enterprises in China shut down offices and business facilities and required employees to work from home during the outbreak of COVID-19. Due to the long-term impact of the COVID-19 pandemic, some online education platforms started to offer free access to their resources to drive more traffic on their platforms. The MOE also launched a national smart education platform for vocational education open to the public for free. These free resources comprise courses and skill trainings mainly designed for college students in China, the VIE’s major customer group, and overlap with the VIE’s course offerings in certain subjects. As a result, the VIE has experienced substantial decreases in the customer traffic on its platforms and the number of its fee-paying members. The VIE’s vocational education business has been adversely affected, which is reflected in a decline in revenue in the fiscal year ended March 31, 2022.

To mitigate the impact of the COVID-19 pandemic on our and the VIE’s existing business, we and the VIE have taken measures to continuously improve the content of existing courses and develop featured courses to enlarge the customer base and remain competitive in the online vocational education industry. In August 2021, the VIE invested in a joint venture, Medical Star, to collaboratively develop courses in the traditional Chinese medicine science. Jisen Information focuses on course content improvement and development and plans to launch financial investment courses on the VIE’s education platforms to attract more fee-paying members. Meanwhile, the WFOE acquired Wuxi Talent Home and entered the talent service industry to achieve synergies between the education and training business and talent service business. With these efforts, we expect to diversify the service offerings and monetization opportunities to improve our revenue and profitability.

In the meantime, we have also identified new opportunities in the COVID-19 pandemic. For example, many students at universities, colleges and schools in China have been required to study online in order to comply with quarantine or other lock-down requirements promulgated by the PRC government. As a result, a general “stay-at-home” environment have been created during the pandemic, which makes remote learning and online education more widely accepted by the general public, a trend that will promote the VIE’s online education services, on the one hand, and attract more players to this field, on the other.

We believe that the intensified competition in the online education market as a result of the COVID-19 pandemic would have a continuous impact on us and the VIE in the long run. We and the VIE have made efforts to improve our results of operations and financial condition, but there is no guarantee that such measures can effectively mitigate the adverse impact of the COVID-19 pandemic on the business, results of operations and financial condition. It is difficult to predict the long-term impact that the pandemic may have on the business and financial performance, depending on the duration and severity of COVID-19’s impact on the customers, instructors and students.

General Factors Affecting Our Results of Operation

Our results of operations and financial condition are affected by the general factors driving China’s online education industry. The businesses of the VIE and our PRC subsidiaries have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on education. These businesses have also benefited from the increasing internet penetration in China.

At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of online education services, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Businesses of the VIE and our PRC subsidiaries may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—New legislation or changes in the PRC laws or policies regarding self-taught education may affect the VIE’s and our PRC subsidiaries’ business operations and prospects,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect the business and reputation of the VIE and Wuxi Talent Home and subject them to liability for information displayed on its websites,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The VIE and our PRC subsidiaries face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or the WFOE to liability or penalties, limit our ability to inject capital into WFOE, limit the WFOE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us, the WFOE or the VIE.”

In particular, the businesses of the VIE and our PRC subsidiaries have benefited and expect to continue to benefit from the following recent trends in the China educational services market:

Increasing Internet and broadband penetration rates in China

China has one of the largest number of Internet users in the world. According to the China Internet Network Information Center, the number of Internet users in China has reached 1,032 million by December 2021 and the overall Internet penetration rate reached 73.0%. We believe the existing large size and growth potential of China’s Internet user base has contributed to the growth of online vocational education and continues to represent a significant market opportunity for the online education industry. We and the VIE have benefited from the rapid improvement of internet and broadband connectivity in China, which have increased the accessibility of online education courses as an effective and convenient way for people to meet their educational and career development needs.

Increasing demand for online vocational education services driven by favorable government policies

The PRC government has issued a number of guiding policies to support the development of online education, including vocational education. In its Education Informationization Ten Year Development Plan (2011-2020), the MOE emphasized the application of information technology in education and listed education informationization as one of the important strategies of nationwide education reform and development. In January 2019, the MOE published its “College Diploma + Vocational Skills Certification Policy” or “1+X Policy.” The policy requires college students to obtain vocational skill certifications in addition to a college diploma prior to graduation. According to the MOE, the primary purpose of implementing such a policy is to encourage the development of vocational skills and improve the employment prospects of college students. We believe that the implementation of the 1+X policy will create additional market demand for online vocational education services and plan to develop online training courses in vocational training subjects covered by MOE’s requirements.

On April 20, 2022, the Standing Committee of the 13th National People’s Congress passed the Vocational Education Law of the People’s Republic of China (2022 Revision), or the Vocational Education Law, which took effect on May 1, 2022. The Vocational Education Law is focused on improving the recognition of vocational education, deepening the integration of industry and education through cooperation between schools and enterprises and promoting the high-quality development of vocational education. The Vocational Education Law encourages all kinds of enterprises to participate in vocational education and incentivizes private companies and vocational skill training institutions to expand their business. We believe that education companies and vocational skill training institutions that help improve employment, like the VIE, will benefit from this legislation.

Increasing awareness of the importance of vocational skills

We believe workers in rural and urban areas of China are increasingly willing to invest in vocational skills development to improve their career prospects and increase earning power. The demand from workers who wish to further achieve their career and salary advancement potential will offer vocational education providers, like the VIE and our PRC subsidiaries, the opportunity to expand their user base and increase revenue.

Specific Factors Affecting Our Results of Operation

While the businesses of the VIE and our PRC subsidiaries are influenced by general factors affecting the online education industry in China, our results of operations are also directly affected by certain company-specific factors, including the following major factors:

The ability to continuously increase paid course enrollments

Our revenue primarily consists of fees paid by registered members of the education platforms operated by the VIE, and thus the growth in revenue is primarily driven by the increase in paid course enrollments. The VIE experienced a decrease in the number of fee-paying members, from 3.1 million as of March 31, 2020 to 1.6 million as of March 31, 2021 and further to 1.2 million as of March 31, 2022. The decrease was primarily due to the impact of COVID-19 and some market players’ providing education resources for free, which adversely impacted the VIE’s ability to attract new students and increase paid course enrollments. As a result, we experienced a significant decline in our revenue in the fiscal year 2022, from $28.6 million in the fiscal year 2020 and $29.2 million in the fiscal year 2021 to $23.1 million in the fiscal year 2022. Facing fiercer competition, the VIE remains committed to developing high-quality courses to attract more paying students. The VIE will continue to improve the brand reputation and enhance the students’ learning experience through enriching the course offerings, enhancing the brand reputation and refining the technology. In the meantime, the VIE will continue to improve its ability to convert sales leads into paid course enrollments cost-effectively.

The ability to expand the range of course offerings and other services

The ability to address market needs by expanding the range of the course offerings and other services has a direct impact on the VIE’s and our PRC subsidiaries’ ability to maintain growth in the course enrollments. Diversifying the sources of revenue also helps provide protection from potentially reduced course enrollment due to down-turns in certain industries or professions. Through the acquisition of Jisen Information, we have expanded into financial technology vocational education, and through the investment in Medical Star, we have expanded into traditional Chinese medical science vocational education. In the future, the VIE and our PRC subsidiaries will continue to expand the course offerings in other areas to diversify and further grow the revenue.

The ability to integrate the acquired businesses

As part of our efforts to diversify the business, Craftsman Wuxi acquired 60% equity interest in Wuxi Talent Home in May 2022 and entered the talent service industry. We plan to extend the service offerings to other aspects along the value chain of the vocational education industry and talent service industry. The success of such business plan depends on our ability to effectively integrate the acquired business to achieve synergies between the vocational education business and the talent service business.

Fees for the courses offered

Our revenue is also affected by the amount of fees we charge for the courses offered, which depends on the overall demand, the prices and availability of competing courses, and the perception of the quality and effectiveness of its courses. The pricing models of courses in new fields are different from those of the existing platforms. The market performance of these new models directly affects the company’s revenue growth.

The ability to efficiently manage costs and operating expenses

Our profitability depends on our ability to control the costs and realize additional operating leverage as the business expands. A substantial majority of our cost of revenue consists of costs paid for the development of online courses offered by the VIE. Historically, the VIE has been able to maintain such costs at a relatively low level.

The VIE offers all of the courses online. Future success depends on the development and application of relevant technologies to meet the demand for sufficient network capacity and to continue to enhance the VIE’s proprietary technology, all in a cost-effective manner. While the VIE continues to focus on technology development, it plans to devote more resources to the development of technology infrastructure and software upgrades to increase operational efficiency.

The VIE’s planned expansion of virtual experimental training program offerings may result in substantial demands on the management, operational, technological, financial and other resources and increase the operating expenses, primarily expenses to be incurred in order to access additional training programs. The VIE’s current virtual experimental training materials were provided by Jimei University pursuant to the existing cooperation agreement. In order to efficiently manage costs in connection with the expansion of its virtual experimental training program, the VIE has been seeking cooperation with academic institutions such as Jiangsu Education Management Information Center and Jiangsu Audio-visual Education Center in order to access additional virtual experimental training programs developed by these institutions at a competitive price. However, the cooperation has been postponed due to the impact of the COVID-19 pandemic and the VIE proactively communicates with these institutions to work out a feasible schedule for all parties. If the VIE ultimately fails to enter into cooperation with these intuitions or otherwise obtain training materials at relatively low costs, the ability to manage costs and expenses will be adversely affected.

The ability to maintain and expand cooperation with strategic partners

Since its inception, the VIE has been relying upon strategic cooperation with education industry associations, vocational schools and universities to develop and expand the user base. Members and students of the VIE’s strategic partners are oftentimes the target users of its platforms. If it fails to maintain or further strengthen the relationships with its strategic partners, the VIE may not be able to maintain or further expand its customer base and the results of operations will be adversely affected.

Key Performance Indicators

Our management uses a number of financial and nonfinancial key performance indicators (KPIs) to measure performance and manage growth. The number of fee-paying members, revenue and net profit are three key indicators used by our management. These KPIs are the results of the efforts of all divisions rather than a single division, thus they are used to measure the performance of overall management. These KPIs are measured by comparing to pre-set percentages, which are discussed among the board and management on a quarterly basis or ad hoc as required in an effective manner.

The KPIs we consider and the results for each of fiscal years ended March 31, 2021 and 2022 are set forth in the table below.

	For the Year Ended March 31,
	2022	2021	Change
	Number/US$	Number/US$	%
Number of Fee-Paying Members(1)	1,233,832	1,623,093	(24)
Revenue	23,050,619	29,168,546	(21)
Net (Loss) /Profit	(1,400,292)	3,498,005	N/A
(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing the VIE’s platforms as of the end of the applicable period.

We experienced a decrease in fee-paying members (24%) and a decrease in revenue (21%) in the fiscal year 2022 compared with the fiscal year 2021, primarily due to the intensified competition in the vocational education market in China. In the fiscal year 2022, certain competitors and governmental authorities started to provide students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services. We incurred a net loss for the fiscal year 2022, compared with a net profit for the fiscal year 2021, primarily due to a decrease in revenue and an increase in cost of revenue and operating expenses for the fiscal year 2022.

The KPIs we consider and the results for each fiscal year ended March 31, 2020 and 2021 are set forth in the table below.

	For the Year Ended March 31,
	2021	2020	Change
	Number/US$	Number/US$	%
Number of Fee-Paying Members(1)	1,623,093	3,090,149	(47)
Revenue	29,168,546	28,601,071	2
Net Profit	3,498,005	9,975,225	(65)
(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing VIE’s platforms as of the end of the applicable period.

We experienced a slight growth in revenue (2%) in the fiscal year 2021 compared with the fiscal year 2020. We experienced a decrease in fee-paying members (47%) and a decrease in net profit (65%) in the fiscal year 2021 compared with the fiscal year 2020.

Starting in June 2018, we expanded the VIE’s fee-paying member base from workers in rural and urban areas to college students. Through the “pay-one-year-get-two-years” promotion program, we reached a high peak of the fee-paying numbers increase during the fiscal year ended March 31, 2019 but the two-year members’ duration has expired since July 2020, which caused a significant decrease in fee-paying member numbers.

Net profit for the fiscal year 2021 decreased by 65% from net profit for the fiscal year 2020, due to the increase in cost of revenue, expenses and investment loss. In the fiscal year 2021, we incurred more costs to develop and maintain the functionality of the online platform and more expenses to operate, compared with the fiscal year 2020. To improve the utilization rate of offshore cash, we invested in a fund but suffered a loss of $2.4 million for the fiscal year 2021. As of March 31, 2021, we had redeemed the fund.

Results of Operations

Year Ended March 31, 2022 as Compared to Year Ended March 31, 2021

	For the Year Ended March 31,		Change
	2022	2021	Amount
	US$	US$	US$	%
Revenue	23,050,619	29,168,546	(6,117,927)	(21)
Cost of revenue	(17,673,199)	(14,712,411)	2,960,788	20
Gross profit	5,377,420	14,456,135	(9,078,715)	(63)
Operating expenses
Sales and marketing expenses	(1,794,510)	(1,807,132)	(12,622)	(1)
General and administrative expenses	(4,144,301)	(3,654,449)	489,852	13
Total operating expense	(5,983,811)	(5,461,581)	522,230	10
Other income (expenses)
Interest income	66,251	58,946	7,305	12
Interest expense	(217,041)	—	217,041	N/A
Investment loss, net	(166,334)	(2,436,809)	(2,270,475)	(93)
Foreign currency exchange loss	(96,131)	—	96,131	—
Government grant	1,157	369,170	(368,013)	(100)
Other income (expenses), net	181,817	(8,553)	190,370	N/A
Income (Loss) before tax	(791,672)	6,977,308	(7,768,980)	N/A
Income tax expense	(608,620)	(3,479,303)	(2,870,683)	(83)
Net profit (Loss)	(1,400,292)	3,498,005	(4,898,297)	N/A

Revenue

Revenue decreased by 21% from $29.2 million for the fiscal year 2021 to $23.1 million for the fiscal year 2022. The decrease in revenue was primarily due to a 23% decrease in revenue generated from online education services from $29.0 million for the fiscal year 2021 to $22.3 million for the fiscal year 2022. The decrease in the revenue from the online education services was primarily due to a decrease in online VIP membership revenue from $24.0 million in the fiscal year 2021 to $18.0 million in the fiscal year 2022, as a result of the intensified competition in the vocational education market in China. In the fiscal year 2022, certain competitors started to provide students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services.

Cost of Revenue

Cost of revenue increased from $14.7 million in the fiscal year 2021 to $17.7 million in the fiscal year 2022, representing an increase of $3.0 million, or 20%. The increase of cost of revenue was mainly caused by (i) an additional maintenance service fee of $1.3 million in relation to the VIE’s purchase of one-year maintenance services from Wuxi Institute of Technology in April 2021, (ii) an increase of $1.0 million depreciation of the newly purchased equipment and intangible assets, and (iii) the fluctuations in the foreign exchange rate of RMB to US dollars. The maintenance fee to Jimei University was $1.6 million in the fiscal year 2022.

Operating Expenses

Operating expenses increased from $5.5 million for the fiscal year 2021 to $6.0 million for the fiscal year ended March 31, 2022, representing an increase of $0.5 million, or 10%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses remained stable at $1.8 million in the fiscal year 2022, compared with the fiscal year 2021.

General and administrative expenses increased by 14% to $4.1 million for the fiscal year 2022 from $3.7 million for the fiscal year 2021. The increase was primarily caused by the expenses incurred for the acquisition of Jisen Information and the increase in audit fee, legal consultation fee and investment relationship fee in the fiscal year 2022.

Investment Loss, Net

Net investment loss decreased from $2.4 million for the fiscal year 2021 to $0.2 million for the fiscal year 2022, representing a decrease of $2.3 million, or 93%. The decrease was primarily because we invested the funds of $8.0 million and incurred an investment loss of $2.4 million in the fiscal year 2021, but we did not have such investment loss in the fiscal year 2022 as we redeemed the investment of $8.0 million in the fiscal year 2021. We recorded an investment loss of $0.2 million in the fiscal year 2022 in relation to the VIE’s investments in Fujian Pingtan Ocean Fishery Corporation and the WFOE’s investments in Medical Star.

Other Income (Expense)

Net other income was $0.2 million for the fiscal year ended March 31, 2022, compared with net other loss of $8,553 for the fiscal year ended March 31, 2021. We received a rent reduction of approximately $0.2 million granted by the landlord due to the government policies and the impact of the COVID-19 pandemic.

Income (Loss) Before Tax

Loss before tax was $0.8 million for the fiscal year 2022, compared with income before tax of $7.0 million for the fiscal year 2021.

Net Profit (Loss)

As a result of the foregoing, we had a net loss of $1.4 million for the fiscal year 2022, representing a change of $4.9 million from a net income of $3.5 million for the fiscal year 2021.

Year Ended March 31, 2021 as Compared to Year Ended March 31, 2020

	For the Year Ended March 31,		Change
	2021	2020	Amount
	US$	US$	US$	%
Revenue	29,168,546	28,601,071	567,475	2
Cost of revenue	(14,712,411)	(11,797,870)	2,914,541	25
Gross profit	14,456,135	16,803,201	(2,347,066)	(14)
Operating expenses
Sales and marketing expenses	(1,807,132)	(1,520,801)	(286,331)	19
General and administrative expenses	(3,654,449)	(2,038,568)	(1,615,881)	79
Total operating expense	(5,461,581)	(3,559,369)	(1,902,212)	53
Other income (expenses)
Interest income	58,946	73,737	(14,791)	(20)
Investment loss, net	(2,436,809)	—	(2,436,809)	>(100)
Government grant	369,170	—	369,170	>(100)
Other losses, net	(8,553)	(3,458)	5,095	>(100)
Income before tax	6,977,308	13,314,111	(6,336,803)	(48)
Income tax expense	(3,479,303)	(3,338,886)	140,417	4
Net profit	3,498,005	9,975,225	(6,477,220)	(65)

Revenue

Revenue increased from $28.6 million for the fiscal year 2020 to $29.2 million for the fiscal year 2021, representing an increase of $0.6 million, or 2%. During the quarter ended June 30, 2020, we had a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they gained a two-year membership which is normally only one-year; for new SVIP members, they gained a six-month membership which is normally only three months. The online business for the fiscal year 2021 was still our main revenue source, as a result, approximately 99.3% of our total revenue was generated from online education services in the fiscal year 2021, similar to the fiscal year 2020. Among the revenue generated from online education services, approximately 83% was online VIP membership revenue and 17% was online SVIP membership revenue in the fiscal year 2021, as compared to 79% and 21%, respectively, in the fiscal year 2020. We believe that the increase in the revenue generated from the online education services was primarily attributable to the continuous promotional activities and efforts on the virtual simulation experiment platform development during the fiscal year 2021. However, due to the two-year members registered at 2018 which began to expire in July 2020, the number of fee-paying members decreased from approximately 3.1 million as of March 31, 2020 to approximately 1.6 million as of March 31, 2021.

Cost of Revenue

Cost of revenue increased from $11.8 million in the fiscal year 2020 to $14.7 million in the fiscal year 2021, representing an increase of $2.9 million, or 25%. The increase in cost of revenue was mainly caused by the increase of $0.5 million depreciation of the new purchase of fixed assets used for the website’s further construction, and the increase in virtual simulation fee by $0.5 million. We incurred $1.4 million platform maintenance service fee to Jimei University in the fiscal year 2021.

Operating Expenses

Operating expenses increased from $3.6 million for the fiscal year 2020 to $5.5 million for the fiscal year 2021, representing an increase of $1.9 million, or 53%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses increased by 19% to 1.8 million for the fiscal year 2021, from $1.5 million for the fiscal year 2020. The increase was mainly due to the telecommunications service fees for new bandwidth and an increase in employee compensation fees.

General and administrative expenses increased by 79% to $3.7 million for the fiscal year 2021, from $2.0 million for the fiscal year 2020. The increase was primarily caused by the compensation fee paid to employees, audit fee, insurance fee and investment relationship fee newly incurred in the fiscal year 2021.

Investment Loss

To improve the utilization rate of offshore cash, we invested a fund of $8.0 million. As of March 31, 2021, we have redeemed the fund but suffered a loss of $2.4 million for the fiscal year 2021.

Government Grant

Wuxi government had a policy for encouraging enterprises to enter the capital market. We received a government grant of $0.4 million for being successfully listed on Nasdaq stock market.

Income Before Tax

Income before tax decreased from $13.3 million for the fiscal year 2020 to $7.0 million for the fiscal year 2021, representing a decrease of $6.3 million, or 48%.

Net Income

As a result of the foregoing, net income for the fiscal year 2021 was $3.5 million, representing a change of $6.5 million from net income of $9.98 million for the fiscal year 2020.

Critical Accounting Policy

Please refer to Note 2 of the Consolidated Financial Statements included in this Form 20-F for details of our critical accounting policies.

5.B.Liquidity and Capital Resources

As of March 31, 2022, March 31, 2021 and March 31, 2020, we had cash and cash equivalents of $23.8 million, $17.5 million and $11.9 million, respectively. To date, we have financed the VIE’s operations primarily through net cash flow from operations and the net proceeds of our initial public offering.

The operations are primarily conducted by Wuxi Wangdao, the VIE, and to a lesser extent, are conducted by our PRC subsidiaries. Most of our cash balances are located in the PRC and the rest are located in the U.S. under Skillful Craftsman, the holding company. Our access to cash balances or future earnings of the VIE is only through our contractual arrangements with the VIE, the WFOE and the VIE’s shareholders.

In addition to limitations of the contractual arrangements, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIE’s ability to transfer cash. Under our current corporate structure, we rely on dividend payments from the WFOE to fund any cash and financing requirements we may have. Current PRC regulations permit the WFOE to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its respective registered capital. The WFOE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WFOE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

Additionally, the VIE receives substantially all of the revenue in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by the WFOE in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registrations with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WFOE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so that any dividends the WFOE pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

In assessing our liquidity, we monitor and analyze our cash on hand, the ability to generate sufficient revenue sources in the future and the operating and capital expenditure commitments. For the years ended March 31, 2020, 2021 and 2022, the operating activities generated positive cash flows. We have historically funded the working capital needs from operations and advances from shareholders. In the fiscal year 2022, certain competitors and governmental authorities started to provide students with free access to their online education platforms due to the long-term impact of the COVID-19 pandemic, resulting in a decrease in the number of fee-paying members of the VIE, which materially and adversely impacted our cash inflow from operating activities for the fiscal year 2022. The governmental authorities are expected to provide free resources through their online education platforms on a continued basis, which may result in a further decrease in the number of fee-paying members of the VIE. We expect the adverse impact of such intensified competition to continue in the future. However, this assessment may change, depending on the duration and severity of the coronavirus’ impact and the effect of the measures that we and the VIE have taken to mitigate the adverse impact of the COVID-19 pandemic. We will closely monitor and assess its future developments. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19.”

We believe that our current levels of cash and cash flow from operations will be sufficient to meet the anticipated cash needs for the operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of the strategies to expand the business, or other investments or acquisitions we or the VIE may decide to pursue. If our or the VIE’s own financial resources are insufficient to satisfy the capital requirements, we or the VIE may seek additional equity or debt financing or obtain credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us or the VIE to agree to operating and financial covenants that would restrict the operations. Financing may not be available in amounts or on terms acceptable to us or the VIE, if at all. Any failure by us or the VIE to raise additional funds on terms favorable to us or the VIE, or at all, could limit the ability to expand the business operations and could harm the overall business prospects.

Statement of Cash Flows

Year Ended March 31, 2022 as Compared to Year Ended March 31, 2021

	For the Year Ended March 31,
	2022	2021
	US$	US$
Net cash generated from operating activities	4,828,933	10,754,484
Net cash used in investing activities	(13,595,605)	(20,864,698)
Net cash generated from financing activities	14,809,302	13,243,554
Effects of exchange rate changes on cash	338,135	2,388,306
Net cash inflow	6,380,765	5,521,646

Net Cash Generated from Operating Activities

	For the Year Ended March 31,
	2022	2021
	US$	US$
Net cash generated from operating activities	4,828,933	10,754,484
Cash received of membership fees with service period within one-year	13,253,481	20,133,547
Cash received of membership fees with two-year service period	4,229,192	5,225,854
Cash received from other operating activities	931,581	63,914
Cash paid for goods and services	(6,076,431)	(4,062,286)
Cash paid for employees	(3,027,330)	(1,858,187)
Cash paid for income tax	(1,231,826)	(3,612,851)
Cash paid for other operating activities	(3,249,734)	(5,135,507)

For the year ended March 31, 2022, we had a cash inflow from operating activities of $4.8 million, a decrease of $5.9 million from a cash inflow of $10.8 million for the year ended March 31, 2021. The decrease was primarily due to the intensified competition in the vocational education market in China. In the fiscal year 2022, certain competitors started to provide students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members and cash received of membership fees from the fee-paying members.

Net Cash Used in Investing Activities

	For the Year Ended March 31,
	2022	2021
	US$	US$
Net cash used in investing activities	(13,595,605)	(20,864,698)
Investment in long-term investment	(15,117,687)	—
Cash paid for purchases of intangible assets	(1,850,484)	(7,773,051)
Prepaid investment in a subsidiary	(1,732,775)
Cash paid for purchases of property and equipment	(512,797)	(5,091,647)
Investment in financial assets held for trading	—	(8,000,000)
Proceed from redemption of financial assets held for trading	5,563,030	—

For the year ended March 31, 2022, we had a cash outflow from investing activities of $13.6 million, a decrease of $7.3 million from a cash outflow of $20.9 million in the year ended March 31, 2021. The decrease was the combined impact of a decreased cash paid ($4.6 million) for property and equipment purchases, a decreased cash paid ($5.9 million) for intangible assets (software and software copyrights) purchases, proceeds from redemption of investment funds ($5.6 million), a prepaid investment in Wuxi Talent Home ($1.7 million) and a new long-term investment ($15.1 million) in Fujian Pingtan Ocean Fishery Corporation.

Net Cash Generated from Financing Activities

	For the Year Ended March 31,
	2022	2021
	US$	US$
Net cash generated from financing activities	14,809,302	13,243,554
Proceeds from IPO net off offering expenses	—	13,243,554
Proceeds from long-term borrowings	14,809,302	—

For the year ended March 31, 2022, we had a cash inflow from financing activities of $14.8 million which was from the proceeds from long-term borrowings pursuant to a five-year loan contract with Fujian Xinqiao Ocean Fishery Group Co., Ltd with a principal amount of $14.8 million and an annual interest rate of 6%.

Year Ended March 31, 2021 as Compared to Year Ended March 31, 2020

	For the Year Ended March 31,
	2021	2020
	US$	US$
Net cash generated from operating activities	10,754,484	11,480,117
Net cash used in investing activities	(20,864,698)	(10,401,263)
Net cash generated from financing activities	13,243,554	—
Effects of exchange rate changes on cash	2,388,306	490,577
Net cash inflow	5,521,646	1,569,431

Net Cash Generated from Operating Activities

	For the Year Ended March 31,
	2021	2020
	US$	US$
Net cash generated from operating activities	10,754,484	11,480,117
Cash received of membership fees with service period within one-year	20,133,547	22,303,224
Cash received of membership fees with two-year service period	5,225,854	—
Cash received from other operating activities	63,914	77,661
Cash paid for goods and services	(4,062,286)	(2,684,812)
Cash paid for employees	(1,858,187)	(1,792,809)
Cash paid for income tax	(3,612,851)	(3,063,628)
Cash paid for other operating activities	(5,135,507)	(3,359,519)

For the fiscal year 2021, we had a cash inflow from operating activities of $10.8 million, a decrease of $0.7 million from a cash inflow of $11.5 million for the fiscal year 2020.

The decrease was primarily due to the following reasons:

(1)	From April 2020 to June 2020, we launched a “pay-one-year-get-two-years” promotion program, which significantly increased membership fees received during the promotion period. The membership fees received during the promotion period were amortized over two years as revenue according to the US GAAP.

(2)	Since November 2018, we started to pay resource usage fees to colleges and universities in order to access the online course resources of these institutions with a period of validity of 5 years. For the year ended March 31, 2021, we paid $1.4 million resource usage fee and $1.3 million virtual simulation fee. Besides, we incurred $1.5 million platform maintenance service fee paid to Jimei University in the fiscal year 2021.
(3)	Income taxes were paid one quarter after the applicable tax period. The income taxes paid during the fiscal year 2021 slightly increased by $0.6 million compared with the fiscal year 2020.
(4)	Cash paid for other operating activities increased $1.8 million. The increase was primarily caused by audit fee, insurance fee, investment relationship fee and other listed company related fee newly incurred in the fiscal year 2021.

Net Cash Used in Investing Activities

	For the Year Ended March 31,
	2021	2020
	US$	US$
Net cash used in investing activities	(20,864,698)	(10,401,263)
Cash paid for purchases of property and equipment	(5,091,647)	(1,672,529)
Cash paid for purchases of intangible assets	(7,773,051)	(8,728,734)
Investment in Financial assets held for trading	(8,000,000)	—

For the fiscal year 2021, we had a cash outflow from investing activities of $20.9 million, an increase of $10.5 million from a cash outflow of $10.4 million in the fiscal year 2020. The increase was the combined impact of an increased cash paid ($3.4 million) for property and equipment purchases, a decreased cash paid ($1.0 million) for intangible assets (software) purchases and a new investment of fund ($8.0 million).

Net Cash Generated from Financing Activities

	For the Year Ended March 31,
	2021	2020
	US$	US$
Proceeds from IPO net off offering expenses	13,243,554	—

For the fiscal year 2021, we had a cash inflow from financing activities of $13.2 million, which was raised from the initial public offering, netting off offering expenses.

Material Cash Requirements

We lease premises under operating leases, which are within one year. As of March 31, 2022, we had no obligation under long-term operating leases and financing lease requiring minimum rentals or off-balance sheet arrangements.

The VIE entered a supplement agreement with Jimei University and Wuxi Vocational Technology College in June 2020 to transfer the IDC construction project to Wuxi Institute of Technology and the total purchase amount of $3.4 million had been fully paid as of March 31, 2022.

As of March 31, 2022, Skillful Craftsman was obligated to provide an interest-free loan with the amount of $315,050 to Medical Star.

There have been no material changes to our contractual obligations since March 31, 2022.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year ended March 31, 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

Please refer to Note 2 of the Consolidated Financial Statements included in this Form 20-F for details of our critical accounting policies.

Recent Accounting Pronouncements

Please refer to Note 2(ae) of the Consolidated Financial Statements included in Form 20-F for details of our recently issued accounting standards.

5.C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology; Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

5.D.Trend Information

We have noted the existence of the following trends, all of which are likely to affect the business to the extent they continue in the future:

Individualization of Online Vocational Education Industry

With the increased use of technologies such as artificial intelligence and big data analysis, online vocational education services tend to become more individualized. In particular, online education service providers have or will be able to develop the capacity to analyze the study habits, comprehension ability and degree of interest in specific subjects of each individual student and accordingly develop and update various aspects of education services that are tailored for each student.

Increased Application of Technologies in Service Management

According to the Vocational Education Report, in addition to the application of technologies in individualizing educational services, service providers will likely apply technologies to improve the management of their operations. For example, cloud computing technologies make it feasible for instant data sharing and application connecting. By utilizing cloud computing technologies, online education institutions can integrate the different aspects.

Emergence of New Types of Work

In the new round of global scientific and technological revolution and industrial transformation, countries around the world have taken the development of the manufacturing industry as an important strategy to strengthen their competitive edges, which enhanced the requirements for talent training and cultivation. On the one hand, the development of technology requires more professional, technical and practical talents and iteration of talent training methods. On the other hand, the demand for skills of talents is also rising and a number of new types of work are emerging along with the digitalization of various industries. Employers demand talents with expertise and skills in new fields such as information technology, power equipment, new materials, high-end CNC machine tools and robots, energy-saving and new energy vehicles. Accordingly, the curriculum and course offerings of vocational education service providers need to adapt to this change and meet the needs of these new types of work.

Extension from Vocational Skill Learning to Pan-vocational Soft Skill Learning

Vocational education is employment-oriented and aims to cultivate talents who are more suitable for social development. With the development of technology, more and more new occupations and posts have emerged and the content of vocational education is becoming more and more refined. People demand not only training in work-related skills, but also training in skills related to interests and hobbies with certain social functions to further improve themselves. The content of vocational education is extending from the traditional work-related skill training to the training of skills with social functions.

Diversified Vocational Education Training Methods

In the past, vocational education training was mostly conducted by offline teaching and long-distance recording and broadcasting courses. The development of new communication methods, such as live broadcasting and short videos, has diversified the vocational education training methods. The direct and real-time communication strengthened the connections between teachers and learners. Any person with professional skills is now able to share knowledge and skills with others through online platforms easily and cost-effectively. People of different ages can access various training materials they are interested in at any time and realize the lifelong learning. Along with these changes, vocational education has developed into a new stage.

5.E.Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. In the fiscal year ended March 31, 2022, we also made such judgments, estimates and assumptions, taking into consideration of the impact of the COVID-19 pandemic on the business. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on the management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, the management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable.

Business Combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. In order to recognize the acquisition date amounts of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach, market approach and cost approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Most of the valuations of the acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, these assumptions are inherently uncertain and actual results could differ from those estimates.

Item 6.	Directors, Senior Management and Employees

6.A.Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Age	Position with our company
Xiaofeng Gao	51	Chairman of the Board of Directors and Co-Chief Executive Officer
Bin Fu	41	Co-Chief Executive Officer and Director
Dawei Chen	48	Chief Financial Officer
Lugang Hua	49	Chief Technology Officer
Bill Tang	48	Chief Strategy Officer
Huiqing Ye	70	Director
Steven Yuan Ning Sim	45	Director
Shaowei Zhang	38	Director

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

Executive Officers and Directors

Xiaofeng Gao, founder of our company, has been serving as the Chairman of our board of directors and Chief Executive Officer since June 2019 and has also been serving as the Executive Director and the Chief Executive Officer of the VIE, Wuxi Wangdao, since June 2013. He has more than 10 years of experience in company management. From March 2005 to December 2015, Mr. Gao served as Business General Manager of Wuxi Gaoda Environmental Technology Co., Ltd., a technology company in China. Mr. Gao served as a project manager and an engineer of China Metallurgical Equipment Corporation, a company specializing in manufacturing metallurgical equipment in China from July 1997 to February 2005. Mr. Gao received a bachelor’s degree in automation from Beijing Technology University in 1994 and a master’s degree in automation from Beijing Technology University in 1997.

Bin Fu has been serving as our Co-Chief Executive Officer since May 2021 and one of our directors since June 2021. He has also been serving as one of the directors of Jisen Information since June 2021. Mr. Fu has been dedicated to financial vocational education for more than 10 years. From July 2018 to April 2020, he served as the chief operating officer of Columbus Fintec, a leading SaaS provider that provides financial technology systems and software services in China. Mr. Fu was responsible for the overall operation and management of Columbus Fintec. During his tenure at Columbus Fintec, he presided over the design of the “G+ Smart Investment Risk Control System,” a breakthrough innovation by leveraging his profound understanding of the global financial market and professional trading field. From July 2016 to June 2018, Mr. Fu served as the chief trainer and chief risk officer at SilverStone Investment, where Mr. Fu actively explored cooperation opportunities with universities to cultivate more financial talents. Under his leadership, SilverStone Investment has collaborated with five universities and colleges in China, and introduced special financial training programs to more than 10,000 students. With extensive industry experience and strategic vision, Mr. Fu has provided financial adviser services to a number of listed educational companies. Mr. Fu has a bachelor’s degree in computer science from Beihang University, and a master’s degree from the National University of Defense Technology.

Dawei Chen has been serving as our Chief Financial Officer since August 2021 and served as our Chief Strategy Officer from January 2021 to August 2021. Prior to joining our company, Mr. Chen had taken several senior positions in leading multinational corporations and consulting firms, where he gained extensive experience in strategic planning and management consultancy. Over the past ten years, Mr. Chen focused on equity investment, with more than 20 successful IPOs and M&A transactions mainly in education, high-end manufacturing, IT infrastructure, Blockchain technology, and e-commerce. Additionally, Mr. Chen served as a senior consultant for several Chinese companies listed abroad and took key roles in financing advisory and investor relations. Mr. Chen holds a bachelor’s degree from Beijing University of Posts and Telecommunications (BUPT), a Master of Engineering degree from Beijing Jiaotong University (BJTU) and an MBA degree from Concordia University in Canada.

Lugang Hua has been serving as our Chief Technology Officer since June 2019, and has also been serving as Chief Technology Officer and General Manager of the VIE, Wuxi Wangdao, since June 2013. Mr. Hua served as the General Manager, Client Director, Sale Director and CMS Business Director of Wuxi Langqi Software Technology Co., Ltd., a computer software company in China, from July 2008 to May 2013. Mr. Hua also served as a financial system engineer in Changzhou Qianhong Biopharmaceutical Co., Ltd., a company focusing on biopharmaceutical research in China. Previously, Mr. Hua served as a trade specialist at Changzhou Qianhong Bio-pharma Co., Ltd., a pharmaceutical company in China. He has more than 10 years of experience in the internet and mobile internet industry and other businesses focusing on product development, operation and promotion. He received a bachelor’s degree in electrical engineering from Naval Engineering University of China in 1997.

Bill Tang has been serving as our Chief Strategy Officer since August 2021. Mr. Tang is an experienced investment banker. During his professional career spanning almost 30 years in Wall Street, Madrid, Hong Kong, London, Brazil, Chile and Mainland China, Mr. Tang has successfully handled a large number of transactions in the capital markets across various sectors including real estate investment, venture capital investment, management buyouts, project finance, private equity investment and finance, mezzanine finance, mergers and acquisitions, and others, from which he gained extensive experience in strategic planning, investment and financing. Prior to joining our company, Mr. Tang had served as the chief executive officer of Milestone Capital Holdings Co. since September 2011, responsible for the company’s strategic planning, investment management and implementation. From March 2007 to May 2011, Mr. Tang took several senior positions at the Asia Division of Banco Santander, S.A., advising large-scale enterprises in Asia on global financing and mergers and acquisitions. Prior to that, Mr. Tang served as a managing director at Finaves Venture Capital from September 2005 to March 2007, a regional principal and vice president at Empirico Venture Capital from October 2002 to September 2005 in Canada, and an associate at the REITS Division of Citigroup Inc. from October 1998 to October 2002 in the U.S.A. Mr. Tang holds a bachelor’s degree in engineering from South China University of Technology and a Master of Business Administration from China Europe International Business School.

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

Steven Yuan Ning Sim has been serving as one of our directors since March 2021. Mr. Sim has been serving as the chief financial officer of AGM Group Holdings Inc. (Nasdaq: AGMH), an independent technology company with operations primarily located in the PRC and Hong Kong, since September 2021. Mr. Sim served as the chief financial officer of Pintec Technology Holdings Limited (Nasdaq: PT), an independent technology company enabling financial services in China, from October 2016 to August 2021. Mr. Sim has over 15 years of audit and financial management experience. Previously, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

Shaowei Zhang has been serving as one of our directors since August 2021. Mr. Zhang is the founder of First High-School Education Group Co., Ltd (“First High-School Education”) (NYSE: FHS). Mr. Zhang has served as the chairman of board of directors and chief executive officer of First High-School Education since September 2018. Prior to founding First High-School Education, Mr. Zhang established and served as the principal of Kunming Qihang Education and Training School and Kunming Epoch Giant Tutorial School in 2006 and 2009, respectively. Mr. Zhang established Kunming College Student Private Tutorial Services Station and Kunming Xindenuo Accounting Training Center in 2003 and 2004, respectively. Mr. Zhang serves as a member of the Yunnan Provincial Committee of the Chinese People’s Political Consultative Conference and a director of Long-Spring Institute of Learning and Human Development of Tsinghua University. Mr. Zhang received his bachelor’s degree in accounting in 2006 and his master’s degree in business administration in 2012 from Kunming University of Science and Technology. Mr. Zhang is currently pursuing his doctorate degree in education from Tsinghua University.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

6.B.Compensation

For the fiscal years ended March 31, 2022, we paid an aggregate of $989,847 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

6.C.Board Practices

Terms of Directors and Officers

Expiration of Term of Directors

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company). Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company). The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Director Remuneration Upon Termination

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Currently, our directors are not entitled to receive any remuneration upon termination of directorship.

Committee of the Board of Directors

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

Steven Yuan Ning Sim, Huiqing Ye and Shaowei Zhang serve as members of our Audit Committee. Mr. Sim serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Sim possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;
●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;
●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;
●	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and
●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Shaowei Zhang, Huiqing Ye and Steven Yuan Ning Sim serve as members of our Compensation Committee. Mr. Zhang serves as the chair of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Huiqing Ye, Shaowei Zhang and Steven Yuan Ning Sim serve as members of our Nominating and Corporate Governance Committee. Mr. Ye serves as the chair of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix (as of June 30, 2022)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

6.D.Employees

We are currently headquartered in Wuxi, Jiangsu Province, where all of the employees except employees of Jisen Information are based. Employees of Jisen Information are based in Wuhu, Anhui Province and Shenzhen, Guangdong Province. We, our subsidiaries and the VIE had a total of 71 full-time employees as of the date of this annual report. The following table sets forth the number of the employees, categorized by function:

Number of
Function	Employees
Research and Development	33
Marketing	16
Finance and Accounting	8
General and administration	14
Total	71

We, our subsidiaries or the VIE enters into employment contracts with all of their respective employees. They also enter into separate confidentiality agreements with certain key employees that impose confidentiality obligations until the relevant information becomes public or is no longer considered confidential. In addition to salaries and benefits, we, our subsidiaries and the VIE provide performance-based bonuses for the employees.

As required by regulations in China, our subsidiaries and the VIE participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. These entities are required under PRC law to make contributions from time to time to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of the employees, up to a maximum amount specified by the local government.

We believe that we, our subsidiaries and the VIE maintain a good working relationship with the employees, and none of us, our subsidiaries and the VIE has not experienced any significant labor disputes. As of the date of this report, none of the employees belongs to any union.

6.E.Share Ownership

As of June 30, 2022, 14,900,000 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 14,900,000 ordinary shares outstanding as of June 30, 2022.

The following table sets forth information with respect to the beneficial ownership of our common shares as of June 30, 2022 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary shares
	beneficially owned
	Number	%
Directors and Executive Officers(1):
Xiaofeng Gao	3,870,000	26.0
Bin Fu	—	—
Lugang Hua	900,000	6.0
Dawei Chen	—	—
Bill Tang	—	—
Shaowei Zhang	—	—
Huiqing Ye	—	—
Steven Yuan Ning Sim	—	—
All directors and executive officers as a group	4,770,000	32.0

Principal Shareholders:
Xiaofeng Gao	3,870,000	26.0
Xuejun Ji(2)	2,755,000	18.5
Lugang Hua	900,000	6.0
(1)	Unless otherwise noted, the business address of each of the directors and executive officers is Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC.
(2)	Information set forth above is based upon Mr. Xuejun Ji’s Schedule 13D filing with the SEC on March 16, 2022. The business address of Mr. Xuejun Ji is Floor 7, West Hall, Block B, Building 7, West Area 2, Shenzhen Bay Eco and Technology Park, Nanshan District, Shenzhen, Guangdong Province, PRC 518053.

None of our major shareholders have differing voting rights as of the date of this report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of June 30, 2022, a total of 5,970,000 ordinary shares are held by one record holder in the United States, CEDE & CO. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

7.A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of our major shareholders.

7.B.	Related Party Transactions

Transactions with Related Parties

Since April 1, 2019, we have had transactions with two related parties, Xiaofeng Gao and Bin Fu, directors and executives of our Company.

Xiaofeng Gao executed loan advances in an aggregate amount of $2,443 to our company as working capital during the ordinary course of business in the fiscal year 2022 and paid the expenses incurred in our initial public offering in an aggregate amount of approximately $2.3 million on our behalf in the fiscal year 2021. We made a repayment in the amount of $256,972 to Xiaofeng Gao in the fiscal year 2022.

Bin Fu extended loan advances in an aggregate amount of $43,693 to our company as working capital during the ordinary course of business in the fiscal year 2022. We made a repayment in the amount of $7,802 to Bin Fu in the fiscal year 2022.

As of March 31, 2022, we had $46,649 in aggregate due to related parties.

Contractual Arrangements with the Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, relevant business is operated by Wuxi Wangdao, the variable interest entity. We rely on contractual arrangements among Craftsman Wuxi, Wuxi Wangdao, and the shareholders of Wuxi Wangdao to consolidate the financial results of Wuxi Wangdao in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

8.A.Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

We are not currently, and have not recently been, a party to any material legal or administrative proceedings. We are not aware of any material legal or administrative proceedings threatened against us. From time to time, we are subject to various legal or administrative proceedings arising in the ordinary course of business.

Dividend Policy

Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or
●	“share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against our company.

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance the VIE’s operations and to expand the business.

8.B.No Significant Changes

Except as disclosed elsewhere in this annual report, no significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

Item 9.	The Offer and Listing

9.A.Offer and Listing Details

See “—C. Markets.”

9.B.Plan of Distribution

Not applicable.

9.C.Markets

Our ordinary shares have been traded on the NASDAQ Capital Market since July 23, 2020, under the symbol “EDTK.”

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issuer

Not applicable.

Item 10.	Additional Information

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

Our authorized share capital consists of 500,000,000 ordinary shares, par value $0.0002 per share, and 1,000,000 preference shares, par value $0.0002 per share. As of the date of this report, 14,900,000 ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or
●	“share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, such schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it is satisfied that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and we have complied with the statutory provisions as to majority vote;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a business-person would reasonably approve; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Shareholders’ Suits. Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability of such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our directors or officers usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes that have actually been obtained; or
●	those who control the company are perpetrating a “fraud on the minority.”

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

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or life the corporate veil).

Anti-Money Laundering - Cayman Islands

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

Data Protection - Cayman Islands

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

10.C.Material Contracts

Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof:

Equity Transfer Agreement with Wuxi Talent Home

On January 28, 2022, the VIE entered into the Wuxi Talent Agreement to acquire 60% equity interest in Wuxi Talent Home, one of the largest flexible staffing platforms in Jiangsu Province of the PRC, for a consideration consisting of RMB15 million (approximately US$2.37 million) in cash and 791,667 newly issued ordinary shares of our company.

On February 23, 2022, the WFOE, Craftsman Wuxi entered into a supplementary agreement with the VIE, Wuxi Talent Home and certain of its shareholders. Pursuant to the supplementary agreement, Craftsman Wuxi will be the new transferee, replacing the VIE, to acquire 60% equity interest in Wuxi Talent Home under the Wuxi Talent Agreement. The transaction has been unanimously approved by our board of directors and closed in May 2022.

Equity Transfer Agreement with Jisen Information

The VIE and Jisen Information entered into an equity transfer agreement on May 25, 2021, pursuant to which the VIE acquired 100% equity interest in Jisen Information, an integrated financial education and service provider in China, for a total consideration of 2,900,000 newly issued ordinary shares of the Company.

Service Agreement with China Adult Education Association

The VIE and China Adult Education Association (“CAEA”) entered a data cloud service agreement (the “Service Agreement”) on December 12, 2014. The Service Agreement provides that CAEA has engaged the VIE to provide cloud services to Central Agricultural Radio and Television University (“CARTU”), a member university of CAEA. The VIE shall not charge for service fee for such cloud service to CARTU, and CARTU shall guide its students to become subscription members of the VIE. The VIE shall also gradually complete the cloud service of data integration for higher vocational colleges and secondary vocational colleges within 5 years. CAEA shall play its role of supervision, guidance and coordination and provide convenient green channels for the VIE to perform its services under the Service Agreement.

Cloud Computing Service Agreement with Higher Education Press Ltd.

The VIE and Higher Education Press Ltd. (“HEP”) entered a cloud computing service agreement (the “Cloud Agreement”) on June 1, 2018. The Cloud Agreement provides that HEP has engaged the VIE to provide cloud computing services to HEP’s three websites: quality courses (www.jingpinke.com) website, intelligent vocational education platform (www.icve.com.cn) and iCourses website (www.icourses.cn). The VIE will provide data sharing and interconnection service among colleges and universities, and to enable “elite courses,” “intelligent vocational education platform” and “favorite courses” to offer personalized services for teachers and students in Colleges and vocational colleges. HEP also agreed to engage the VIE to provide related operational and maintenance work. There is no service fee charged by the VIE. The VIE shall own the basic software technology used by themselves to build the platform. The instrumental software used by HEP for secondary development shall be owned by HEP. The service term of the Cloud Agreement is 50 years.

Cooperation Agreement with China Adult Education Association

The VIE and CAEA entered a promotion cooperation agreement (the “Cooperation Agreement”) on February 19, 2014. The Cooperation Agreement provides that the VIE and CAEA shall cooperate to promote online learning in urban and rural communities, especially to establish communication and collaboration mechanism and service platform for urban and rural communities. The VIE shall provide high-quality digital learning products and resources, design and develop online learning management model and promote advanced technology in accordance with the needs of community education, adult education and lifelong education. CAEA will collaborate with other course providers and encourage them to upload their courses to the VIE’s website, and promote the VIE’s online products to CAEA’s users. The VIE shall pay 5% of its income generated from members referred by CAEA to CAEA as a promotion fee. The term of the Cooperation Agreement is 5 years and such Cooperation Agreement can be automatically renewed at the end of the 5th year. An amendment of the Cooperation Agreement was entered on November 2, 2016, which changed the percentage of a promotion fee from 5% to 4%.

Promotion Agreement by and among the VIE, China Adult Education Association and Higher Education Press Ltd.

The VIE, CAEA and HEP entered a promotion agreement (the “Promotion Agreement”) on June 6, 2018. The Promotion Agreement provides that the VIE offers online learning resources for college students and other groups, especially to establish communication and collaboration mechanism and service platform for college students’ communities and other communities. CAEA and HEP agreed to promote the VIE’s website by using their advantages and resources. The VIE shall provide high-quality digital learning products and resources, design and develop online learning management model and promote advanced technology based on the needs of community education, adult education and lifelong education. CAEA and HEP will collaborate with other course providers and encourage them to upload their courses to the VIE’s website, and promote the VIE’s online products to the users of CAEA and HEP. The VIE shall pay 4% of its income generated from members referred by CAEA and HEP to them as a promotion fee. The term of the Promotion Agreement is 5 years and such Promotion Agreement can be automatically renewed at the end of the 5-year period.

Cooperation Agreement with Jimei University

On January 7, 2014, the VIE and Jimei University entered a cooperation contract, as amended on November 12, 2014. Pursuant to the Cooperation Contract, Jimei University shall produce high-quality video course materials in areas such as Mechanical Engineering, Marine Engineering, Information and other subjects for the VIE, provide related technology services and conduct trainings for employees of the VIE. Jimei University shall provide no less than 50 video course materials to the VIE in 2014 and an additional 300 video course materials by December 31, 2017. The price for each course material is RMB500,000 (approximately $78,873). The Intellectual Property right of each course material produced by Jimei University belongs to the VIE. Jimei University has delivered all the video course materials required in the cooperation agreement to the VIE and currently provides platform maintenance services to the VIE.

10.D.Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended on January 14,1997 and August 5, 2008; and
●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade- and service-related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in the PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

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

10.E.Taxation

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

People’s Republic of China Taxation

Enterprise Income Tax and Value Added Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

The WFOE and the VIE are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. The WFOE and the VIE are subject to VAT at a rate of 6% on the services we provide, VAT at a rate of 3% on the online training services we provide, VAT at a rate of 13% on the goods we sell, less any deductible VAT our PRC entities have already paid or borne. Our PRC entities are also subject to surcharges on VAT payments in accordance with PRC law.

In addition, State Administration of Taxation (“SAT”) Circular 82 issued on April 22, 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Skillful Craftsman Education Technology Limited (Cayman Islands) is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Skillful Craftsman Education Technology Limited (Cayman Islands) may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

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

Tax on Transferring Equity Interests

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which became effective on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, which became effective on December 1, 2017 and was amended on June 15, 2018 (the “SAT Bulletin 37”). Pursuant to SAT Bulletin 37, the income from property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable. By promulgating and implementing the SAT Circular 59 and the SAT Bulletin 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

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

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions to qualify for such a reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hong Kong ES may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Urban Maintenance and Construction Tax

According to Urban Maintenance and Construction Tax Law of the PRC issued by the Standing Committee of the National People’s Congress on August 11, 2020, the rates of urban maintenance and construction tax shall be as follows: 7% for a taxpayer in a city, 5% for a taxpayer in a county town or town, 1% for a taxpayer living in a place other than a city, county-level town or town. The rate of urban maintenance and construction tax for Wuxi Wangdao and Craftsman Wuxi is 7%.

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

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

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

Distributions on the ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations provided in the Code and applicable U.S. treasury regulations, PRC taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. Recently issued Treasury Regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”), may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain other requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2022, we believe that we were classified as a passive foreign investment company, for the taxable year ended March 31, 2022. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects, including the fact that we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, and are deemed to own our pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. There are no assurances that we will prepare or provide the information that would enable you to make a qualified electing fund election and U.S. Holders should therefore assume that they will not be able to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

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

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on the website at www.kingwayup.com. However, information contained on the website does not constitute a part of this annual report.

10.I.Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.9655 in the year ended March 31, 2020 to US$1.00 for RMB6.7834 in the year ended March 31, 2021 and further to US$1.00 for RMB6.7720 in the year ended March 31, 2022. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in the business or results of operation.

Currently, our assets, liabilities, revenue and costs are denominated in RMB, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future.

Credit Risk

As March 31, 2022, we had cash of $23.8 million. Our cash was on deposit at financial institutions in the PRC and the United States where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Inflation Risk

Inflationary factors such as increases in the cost of product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of the services do not increase with these increased costs.

Item 12.	Description of Securities other than Equity Securities

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Not applicable.

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

We received net proceeds of approximately US$13.36 million from our initial public offering. For the period from June 30, 2020 to March 31, 2022, we used approximately $2.6 million of these net proceeds for course development, platform improvements, research and development, human resources and other general corporate purposes. Additionally, $8 million of the net proceeds were invested in a third-party private fund in July 2020 and the investment was divested in March 2021 at a value of $5.7 million. We also used approximately $2.03 million of the net proceeds to invest in Medical Star and acquire Wuxi Talent Home. As disclosed in the prospectus of our initial public offering, we intend to use the remainder of the proceeds to continue (i) the development of 1+X online courses, (ii) the development of additional virtual simulation experimental programs, (iii) the development of mobile application for vocational education services; and (iv) the development of vocational education interaction platform and career advice services platform.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2022. In making its assessment, management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2022 considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our interim review and annual audit processes;
●	how adequately we complied with U.S. GAAP on transactions; and
●	how accurately we prepared supporting information to provide to our independent auditors on an interim and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2022 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Initiatives

For the fiscal year 2022, we continued to implement our preliminary remediation plan which was prepared to address the underlying causes of the material weakness described above. The preliminary remediation plan includes:

●	Reassessing the design and operation of internal controls over financial reporting, including interim and annual accruals cutoff procedures and review procedures related to information received from our outside consulting technical experts;
●	Hiring and training of permanent accounting personnel to further educate the staff on U.S. GAAP methods and SEC reporting matters;

●	Increasing staffing levels and expertise to implement this remediation plan.

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

Our audit committee consists of Steven Yuan Ning Sim, Shaowei Zhang and Huiqing Ye. Our board of directors has determined that Steven Yuan Ning Sim, Shaowei Zhang and Huiqing Ye are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Steven Yuan Ning Sim meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to the business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on the website at www.kingwayup.com within four business days following the amendment or waiver. During fiscal year 2022, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on the website at www.kingwayup.com.

Item 16C.	Principal Accountant Fees and Services

	Year Ended March 31,
	2022	2021
	US$	US$
Audit fees*	432,100	152,925
*	Audit Fees - This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

In April 2021, our audit committee dismissed Thayer O’Neal Company, LLC as our independent registered public accounting firm and approved the appointment of TPS Thayer, LLC as our new independent registered public accounting firm, the details of which were previously reported in our annual report on Form 20-F for the fiscal year ended March 31, 2021 filed with the SEC on July 20, 2021.

Item 16G.	Corporate Governance

Our ordinary shares are listed on the Nasdaq Capital Market, or Nasdaq. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, foreign private issuers such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

We have elected to follow home country practice in lieu of the requirements that an annual meeting of shareholders be held no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.” Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this item are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Documents
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

4.14

Equity Transfer Agreement dated January 28, 2022, by and between Wuxi Kingway Technology Co., Ltd. and Wuxi Talent Home Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on January 31, 2022).

4.15

Supplementary Agreement to Equity Transfer Agreement dated February 23, 2022, by and among Wuxi Kingway Technology Co., Ltd., Skillful Craftsman Network Technology (Wuxi) Limited and Wuxi Talent Home Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on February 24, 2022).

4.16

Warrant to Purchase Ordinary Shares of Skillful Craftsman Education Technology Limited dated March 8, 2022, by and between Skillful Craftsman Education Technology Limited and Tadpole Investing Carnival Limited (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on March 21, 2022).

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

15.3

A letter from Thayer O’Neal Company, LLC (incorporated herein by reference to Exhibit 15.3 to our annual report on Form 20-F (File No. 001-39360) for the fiscal year ended March 31, 2021 filed with the SEC on July 20, 2021).

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

Date: August 1, 2022

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Skillful Craftsman Education Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Skillful Craftsman Education Technology Limited (“the Company”), as of March 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the years ended March 31, 2022 and 2021, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

 /s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

Aug 1, 2022

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$23,834,125	$17,453,360
Accounts receivable, net	252,215	83,980
Prepayments and other current assets	1,671,750	1,784,537
Advance for investment	1,732,775	—
Other receivables	33,059	5,713,192
Total current assets	27,523,924	25,035,069
Non-current assets
Long-term investment	14,956,443	—
Goodwill	4,581,112	—
Property and equipment, net	10,699,010	13,725,957
Intangible assets, net	15,332,396	20,416,461
Long-term prepayments and other non-current assets	—	28,406
Total non-current assets	45,568,961	34,170,824
TOTAL ASSETS	$73,092,885	$59,205,893
LIABILITIES
Current liabilities
Accounts payable	$77,266	$113,707
Taxes payable	127,645	448,485
Amounts due to a related party	46,649	257,037
Accrued expenses	861,550	1,051,929
Deferred revenue-current	6,864,731	11,456,667
Deferred tax liabilities	38,744	—
Total current liabilities	8,016,585	13,327,825
Non-current liabilities
Long-term loans	14,809,302	—
Deferred revenue-noncurrent	3,713	312,896
Total non-current liabilities	14,813,015	312,896
TOTAL LIABILITIES	$22,829,600	$13,640,721
COMMITMENTS AND CONTIGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively	2,980	2,400
Additional paid-in capital	18,055,407	13,415,987
Statutory reserve	745,590	745,590
Accumulated profits	29,018,885	30,419,177
Accumulated other comprehensive	2,440,423	982,018
TOTAL SHAREHOLDERS’ EQUITY	50,263,285	45,565,172
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$73,092,885	$59,205,893

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended
	March 31,
	2022	2021	2020
Revenue	$23,050,619	$29,168,546	$28,601,071
Cost of revenue	(17,673,199)	(14,712,411)	(11,797,870)
Gross profit	5,377,420	14,456,135	16,803,201

Operating expenses:
Selling and marketing expenses	(1,794,510)	(1,807,132)	(1,520,801)
General and administrative expenses	(4,144,301)	(3,654,449)	(2,038,568)
Total operating expenses	(5,938,811)	(5,461,581)	(3,559,369)
Income from operations	(561,391)	8,994,554	13,243,832
Interest income	66,251	58,946	73,737
Interest expense	(217,041)	—	—
Investment loss, net	(166,334)	(2,436,809)	—
Foreign currency exchange loss	(96,131)	—	—
Government grant	1,157	369,170	—
Other income (expenses), net	181,817	(8,553)	(3,458)
Income before income taxes	(791,672)	6,977,308	13,314,111
Income tax expense	(608,620)	(3,479,303)	(3,338,886)
Net profit	$(1,400,292)	$3,498,005	$9,975,225

Other comprehensive (loss):
Foreign currency translation adjustment	1,458,405	2,388,306	(1,112,209)
Total comprehensive income	58,113	5,886,311	8,863,016

Net earnings per ordinary share, basic and diluted	$(0.10)	$0.32	$1.11
Weighted average number of ordinary shares, basic and diluted	13,691,667	11,030,137	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional			Accumulated other
	Number of	Common	paid-in	Statutory	Accumulated	comprehensive
	Shares	stock	capital	reserve	profits	(loss)/income	Total
Balance as of March 31, 2019	9,000,000	$1,800	$1,619,774	$745,590	$16,945,947	$(294,079)	$19,019,032
Net profit for the year	—	—	—	—	9,975,225	—	9,975,225
Foreign currency translation adjustment	—	—	—	—	—	(1,112,209)	(1,112,209)
Balance as of March 31, 2020	9,000,000	$1,800	$1,619,774	$745,590	$26,921,172	$(1,406,288)	$27,882,048
Net profit for the year	—	—	—	—	3,498,005	—	3,498,005
Foreign currency translation adjustment	—	—	—	—	—	2,388,306	2,388,306
Increase of capital reserve from IPO proceeds net off IPO expense	—	600	11,796,213	—	—	—	11,796,813
Balance as of March 31, 2021	12,000,000	$2,400	$13,415,987	$745,590	$30,419,177	$982,018	$45,565,172
Net profit for the year	—	—	—	—	(1,400,292)	—	(1,400,292)
Foreign currency translation adjustment	—	—	—	—	—	1,458,405	1,458,405
Issuance of ordinary shares for acquisition of new subsidiary	2,900,000	580	4,639,420	—	—	—	4,640,000
Balance as of March 31, 2022	14,900,000	$2,980	$18,055,407	$745,590	$29,018,885	$2,440,423	$50,263,285

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net profit	$(1,400,292)	$3,498,005	$9,975,225
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation of property and equipment	4,185,532	3,689,815	2,685,034
Amortization of intangible assets	7,771,842	6,651,329	6,309,065
Loss on disposals of property and equipment	54,512	—	6,960
Investment loss due to the redemption of financial assets held for trading	—	2,436,809	—
Loss on equity investment	166,334	—	—
Interests of loans	217,041	—	—
Changes in operating assets and liabilities:
Accounts receivables	(168,235)	(5,195)	372,347
Prepayments and other current assets	316,019	(1,418,176)	(1,060,291)
Long-term prepayments and other non-current assets	28,406	68,629	(97,035)
Accounts payable	(36,441)	(135,379)	239,061
Amounts due to a related party	(210,388)	257,037	—
Deferred revenue	(4,954,504)	(5,017,679)	(7,194,492)
Other payables	(542,340)	824,404	75,980
Taxes payable	(637,297)	(95,115)	168,263
Deferred tax liabilities	38,744	—	—
Net cash generated from operating activities	4,828,933	10,754,484	11,480,117

Cash flows from investing activities
Proceed from redemption of financial assets held for trading	5,563,030	—	—
Investment in long-term investments	(15,117,687)	—	—
Purchase of property and equipment	(512,797)	(5,091,647)	(1,672,529)
Purchase of intangible assets	(1,850,484)	(7,773,051)	(8,728,734)
Investment in financial assets held for trading	—	(8,000,000)	—
Advance for investment	(1,732,775)	—	—
Proceed from disposal of property and equipment and intangible assets	4,681	—	—
Cash acquired from business combination	50,427	—	—
Net cash used in investing activities	$(13,595,605)	$(20,864,698)	$(10,401,263)

Cash flows from financing activities
Proceeds from IPO net off IPO expenses	—	13,243,554	—
Proceeds from long-term borrowings	14,809,302	—	—
Net cash generated from financing activities	$14,809,302	$13,243,554	$—

Effects of foreign currency translation	338,135	2,388,306	490,577

Net increase in cash and cash equivalents	6,380,765	5,521,646	1,569,431
Cash and cash equivalents at beginning of year	17,453,360	11,931,714	10,362,283
Cash and cash equivalents at end of year	$23,834,125	$17,453,360	$11,931,714

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$1,231,826	$3,612,851	$3,063,628
Cash paid for interest expense	$—	$—	$422

Non-cash transactions
Shares issued as consideration for acquisition	$4,640,000	—	—
Redemption of fund in transit		5,563,191

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company”, “the Group”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIEs.

In preparation of its initial public offering in the United States, the Company completed a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE s. As part of the reorganization, the business operations of the consolidated subsidiaries and VIEs were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”). On September 1, 2021, the Company acquired 100% of Shenzhen Jisen Information Tech Limited (“Jisen Information”) for a consideration of 2,900,000 newly issued ordinary shares, valued at $1.60 per share.

As the Company, its subsidiaries and VIEs are all under the control of the Founders, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, ordinary shares were recorded on their issuance dates and presented on a retroactive basis.

Details of the Company’s subsidiaries and the VIEs were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the
Name of Entity	incorporation	incorporation	Company	Principal activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding

VIEs:			Indirect
Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services
Shenzhen Jisen Information Tech Limited (“Jisen Information”)	December 8, 2014	PRC	100%	Financial education and IT industry services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIEs and their shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license (Internet Content Provider), which shall only be held by domestic companies. The Group’s offshore holding company is not a domestic company under PRC laws, thus is not qualified to hold an ICP license.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accordingly, the Group’s offshore holding companies are not allowed to directly engage in the vocational online education and technology services business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIEs. Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a quasi-parent-subsidiary relationship exists between the Company and the VIEs. The equity interests of the VIEs are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIEs effectively assign all their voting rights underlying their equity interests in the VIEs to the WOFE, and therefore, the WOFE has the power to direct the activities of the VIEs that most significantly impact its economic performance. The WOFE also has the right to receive economic benefits and obligations to absorb losses from the VIEs that potentially could be significant to the VIEs. Based on the above, the Company consolidates the VIEs through its subsidiary in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

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

Letter of Consent

Pursuant to the Letter of Consent executed by the spouses of the Nominee Shareholders of the VIEs, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIEs held by and registered in the name of their spouses, the Nominee Shareholders of Wuxi Wangdao, be disposed of in accordance with the Exclusive Purchasing Right Agreement, the equity interest pledge agreement and the authorization agreement described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIEs held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIEs held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in Relation to the VIE Structure

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WOFE, the VIEs and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WOFE or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s business has been directly operated by the VIEs. For the years ended March 31, 2022 and 2021, the VIEs contributed 100% and 100% of the Group’s consolidated revenues, respectively. As of March 31, 2022 and 2021, the VIEs accounted for an aggregate of 86% and 87%, respectively, of the consolidated total assets, and 90% and 93%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements:

	As of March 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$20,651,502	$14,716,543
Accounts receivable, net	252,215	83,980
Prepayments and other current assets	466,846	384,114
Deferred expenses	1,101,761	1,273,417
Amounts due from related parties	1,589,182	850,517
Total current assets	24,061,506	17,308,571
Non-current assets:
Long-term investment	14,673,898	—
Goodwill	4,581,112	—
Property and equipment, net	10,597,581	13,725,957
Intangible assets, net	15,143,366	20,416,461
Long-term prepayments and other non-current assets	—	28,406
Total non-current assets	44,995,957	34,170,825
TOTAL ASSETS	$69,057,463	$51,479,396
Current liabilities:
Accounts payable	$77,266	$113,707
Taxes payable	127,645	448,485
Employee benefits payable	96,838	77,524
Deferred revenue-current	6,864,731	11,456,667
Other payables	5,104,380	307,768
Related party payables	44,107	—
Deferred tax liabilities	38,744	—
Total current liabilities:	12,353,711	12,404,151
Non-current liabilities:
Long-term loans	14,809,302	—
Deferred revenue-noncurrent	3,713	312,896
Total non-current liabilities	14,813,015	312,896
TOTAL LIABILITIES	$27,166,726	$12,717,047

	For the years ended March 31,
	2022	2021	2020
Revenue	$23,050,619	$29,168,546	$28,601,071
Net profit	$1,750,836	$8,436,207	$9,975,225

	For the year ended March 31,
	2022	2021	2020
Net cash provided by operating activities	$9,390,282	$13,927,170	$11,480,117
Net cash used in investing activities	(18,530,989)	(12,864,697)	(10,401,263)
Net cash provided by financing activities	14,809,302	—	—
Effects of exchange rate changes on cash	266,364	1,722,356	490,577
Net cash inflow	$5,934,959	$2,784,829	$1,569,431

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There are no consolidated VIEs’ assets that are pledged or collateralized for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIEs are incorporated as a limited liability company under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There were no other pledges or collateralization of the VIEs’ assets.

2.	Summary of Significant Accounting Policies
a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated upon consolidation.

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

d)	Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

ASC 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Group considers all highly liquid investment instruments with an original maturity

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of three months or less from the date of purchase to be cash equivalents. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

f)	Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group considers there is no allowance for doubtful accounts for the years ended March 31, 2022 and 2021.

g)	Long-term investment

Long-term investments represent the Group’s investment in privately held company. The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income/(loss) after the date of acquisition.

h)	Property and equipment, net

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

i)	Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Acquired software	5 years
Purchased courseware	5 years
Copyrights	5 years

j)	Lease

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the foregoing criteria is met, the lease shall be classified as an operating lease.

For a lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842, effective as of the beginning of the first period presented, by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had an immaterial impact on the Company’s financial position, with no material impact on the results of operations and cash flows.

The Company’s accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months and the Company does not have long term lease agreement and that there is no renewal option for the short term lease. During the fiscal years ended March 31, 2022 and 2021, the Company’s recognized rental expenses amounted $90,748 and $77,768, respectively, pertaining to short-term leases.

k)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. There was no impairment of long-lived assets for the years ended March 31, 2022 and 2021.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

l)	Fair value of financial instruments

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

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.
●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance for investment, other receivables, accounts payable and other payable approximate the fair value of the respective assets and liabilities as of March 31, 2022 and 2021 owing to their short-term nature or present value of the assets and liabilities.

m)	Revenue recognition

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

The Group’s revenue is principally derived from the rendering of education services as principal to the online VIP and SVIP members (“members”) through an online education platform. The online education services are currently comprised of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB100 per member. In response to the outbreak of the COVID-19 in China, all courseware of the Company was free of charge during February 1, 2020 to February 29, 2020, and the membership period of the existing paying-members was automatically extended for one month. During the quarter from April to June 2020, the company had a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they gained a two-year membership which would normally be only one-year; for new SVIP members, they gained a six-month membership which normally would be only three-months.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The membership services mainly provide access to online education services, which are accounted for as a single performance obligation as the membership services are highly integrated. These service fees are collected in lump-sum for a specific contracted service period when the service contract is signed and the revenues are recognized proportionally over the service period, as the Group concluded that the membership service represents a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period. Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance.

The Group also generates revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the service period. As the Group was obliged to perform the services and the transaction prices were determined by the Group and customers, the Group recognized the revenue as a principal.

n)	Cost of revenue

Cost of revenue is mainly composed of a copyright fee and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth service fees paid to third-party providers and other miscellaneous expenses.

o)	Allowance for doubtful accounts

Accounts receivable are recorded at original invoiced amount less an estimated allowance for uncollectible accounts. The management determines the adequacy of allowance for doubtful accounts based on individual account analysis and historical collection situation. When the management believes an allowance is necessary, the allowance is provided against accounts receivable balances, with a corresponding charge recorded in the statement of income. Delinquent account balances are written-off against the allowance for doubtful accounts when the collection is not probable. The Group considers there is no allowance for doubtful accounts for years ended March 31, 2022 and 2021.

p)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses $92,264 and $51,664 of for the years ended March 31, 2022 and 2021, respectively.

q)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, advertising and promotion costs were $699,307 and $939,878 for years ended March 31, 2022 and 2021, respectively.

r)	Research and development costs

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

s)	Income taxes

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

t)	Value added tax (“VAT”)

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

u)	Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury shares as a component of the common shareholders’ equity. Cancellation of treasury shares is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings. On April 22, 2020, initial shareholders of the Company approved a consolidation and increase of share capital such that the authorized share capital of the Company consists of $75,000 divided into 500,000,000 ordinary shares of $0.00015 par value each, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On May 29, 2020, the shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $100,000 divided into 500,000,000 ordinary shares of $0.0002 par value each, resulting in an aggregate of 9,000,000 ordinary shares outstanding. On July 27, 2020, the Company closed its initial public offering of 3,000,000 ordinary shares, US$0.0002 par value per share at an offering price of $5.00 per share, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On September 1, 2021, the Company issued 2,900,000 new ordinary shares, resulting in an aggregate of 14,900,000 ordinary shares outstanding. Unless otherwise noted, all share and per share information has been adjusted to retroactively show the effect of the stock consolidation.

v)	Related parties

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

w)	Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

x)	Earnings per share

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

y)	Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars as the reporting currency. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2022	March 31, 2021	March 31, 2020
Year-end spot rate	US$1= 6.3482 RMB	US$1= 6.5712 RMB	US$1= 7.0851 RMB
Average rate	US$1= 6.4083 RMB	US$1= 6.7720 RMB	US$1= 6.9655 RMB

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

z)	Comprehensive income / (loss)

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

aa)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

ab)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2022 and 2021, the RMB denominated cash and cash equivalents amounted to $21,206,372 and $14,716,652 respectively.

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

ac)	Risks and uncertainties

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ad)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

The Group does not believe recently issued but not yet effective accounting standards would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

ae)	Recently adopted accounting standards

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exception to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for us for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted the accounting standard in October 2022. We do not except that the adoption of this guidance will have a material impact on our financial position, results of operations and cash flows.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of March 31, 2019 presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had no material impact on the Company’s financial position and the results of operations and cash flows.

3.	Acquisition

On September 1, 2021, Wuxi Wangdao acquired 100% equity interest of Jisen Information, for a consideration of 2,900,000 newly issued ordinary shares from the Group. The ordinary shares were registered on September 1, 2021, valued at $1.60 per share.

The net revenue and net income of Jisen Information since the acquisition date and that were included in the Group’s consolidated statements of operations and comprehensive income/(loss) for year ended March 31, 2022 are $645,666 and $316,155, respectively.

The Group engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were computer software copyrights, which have an estimated useful life of approximately 5 years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the Replacement Cost Method. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date, which is a preliminary analysis and may be updated within one year from the acquisition date.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price is as follows:

Amount
USD
Fair value of total consideration transferred:
Equity instrument (2.9 million common shares issued)	4,640,000
Less: Cash acquired from business combination	(50,427)
Subtotal:	4,589,573
Recognized amounts of identifiable assets acquired and liability assumed:
Current assets	17,152
Intangible asset - computer software copyrights	175,854
Current liabilities	(140,581)
Deferred tax liabilities	(43,964)
Total identifiable net assets	8,461
Goodwill*	4,581,112

* The goodwill generated from the expected synergies from the cooperation of promoting the national pilot project of Education Certificate + Several Vocational Skill Level Certificates. Jisen has established long-term cooperation with five Chinese colleges and universities such as Anhui Normal University, Anhui University of Engineering and Anhui Business College. Also, Jisen Information’s cloud education technology architecture system provides important complement to Company’s existing technology platform.

The goodwill is not deductible for tax purposes.

4.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of March 31,
	2022	2021
Cash on hand	$429	$42
Bank balances	23,833,460	17,453,318
Other monetary funds	236	—
Total	$23,834,125	$17,453,360

5.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2022	2021
Accounts receivable, gross	$252,215	$83,980
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$252,215	$83,980

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of March 31,
	2022	2021
Prepaid service fees(1)	$1,309,069	$1,708,093
Prepaid insurance fee	$44,519	$68,110
Prepaid legal service fee	—	8,334
Prepaid income tax expenses	318,162	—
Total	$1,671,750	$1,784,537
(1)	Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.
7.	Advance for investment

Advance for investment consisted of the following:

	As of March 31,
	2022	2021
Advance for investment(1)	1,732,775	—
Total	$1,732,775	$—
(1)	Advance for investment: The Group made a down payment to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) for the purpose of 100% share purchase and long-term investment. However, by March 31st, 2022, the control of Wuxi Talent was not transferred to the Company yet. Therefore, the payment at the amount of $1,732,775 (RMB11,000,000) is a deposit towards the future purchase.
8.	Other receivables

	As of March 31,
	2022	2021
Escrow deposit for IPO guarantee(1)	$—	$150,001
Amount due from third parties	33,059	—
Redemption of fund(2)	—	5,563,191
Total	$33,059	$5,713,192
(1)	The Company submitted the application for redemption of escrow deposit for IPO guarantee and redeemed the funds in November, 2021.
(2)	The Company made an investment in financial assets held for trading of $8,000,000 which was belonging to Level 3 to measure fair value. As of March 31, 2022, the Company has fully divested of these financial assets

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Long-term investment

Long-term investment consists of investment in privately held company. The following table sets forth the changes in the Group’s Long-term investment:

	Investment-1	Investment-2	Total
	USD	USD	USD
Balance as of March 31, 2021	—	—	—
Investments made	308,385	14,809,302	15,117,687
Loss from investment	(32,200)	(134,134)	(166,334)
Foreign currency translation adjustments	6,360	(1,270)	5,090
Balance as of March 31, 2022	282,545	14,673,898	14,956,443

Investment-1: In August 2021, the Group entered an agreement with Fu Zhi Zhong He (Beijing) Health Technology Co., Ltd., Changsha Tangshi Yipai Medical Technology Co., Ltd., and Yaping Zhou to establish a joint venture of Hunan Medical Star Technology Co., Ltd. (“Medical Star”) in China to develop the learning platform of traditional Chinese medical science and cultivate a group of talents with integrated traditional Chinese and Western medicine knowledge. The Group invested in Medical Star through purchase of its ordinary shares, with a total cash consideration of $308,385 (RMB2,000,000) to obtain 20% shareholding interests.

Medical Star has 7 directors in its board. According to the agreement, the Company has the right to appoint 3 directors in the board of Medical Star, thus it has 43% voting power in the investee and has a significant influence over the operating and financial policies of Medical Star.

As there were only unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets and liabilities, we classified Investment 1 in Level 3 investment.

The company incurred a loss of $32,200 from Medical Star for the six months ended March 31, 2022. The loss in Investment 1 is estimated to be temporary, thus the Company didn't recognize any impairment over Investment 1.

Investment-2: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% share of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), with a total consideration of $14,809,302 (RMB94,012,410).

Fujian Fishery has 5 directors in its board. According to the shareholders minute, the Company has the right to appoint 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

As there were only unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities, we classified Investment 2 in Level 3 investment.

The Company incurred a loss of $134,134 from Fujian Fishery for the two months from February 1, 2022 to March 31, 2022. The loss in Investment 2 is estimated to be temporary, thus the Company didn't recognize any impairment over Investment 2.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2022	2021
Server hardware	$21,703,857	$22,242,229
Vehicles	229,424	117,023
	21,933,281	22,359,252
Less: accumulated depreciation	(11,234,271)	(8,633,295)
Property and equipment, net	$10,699,010	$13,725,957

During the years ended March 31, 2022 and 2021, the Group had no impaired or pledged property and equipment.

Addition to property and equipment for the year ended March 31, 2022 was $775,594. Disposal of property and equipment for the year ended March 31, 2022 was $59,754.

Depreciation expenses were $4,185,532 and $3,689,815 for the years ended March 31, 2022 and 2021, respectively.

11.	Intangible assets, net

Intangible assets consisted of the following:

	As of March 31,
	2022	2021
Software	$6,073,217	$5,867,028
Courseware	32,954,121	31,835,306
Copyrights	13,275,393	10,850,212
	52,302,731	48,552,546
Less: accumulated amortization	(36,970,335)	(28,136,085)
Intangible assets, net	$15,332,396	$20,416,461

During the years ended March 31, 2022 and 2021, the Group had no impaired or pledged intangible assets.

Addition to intangible assets for the year ended March 31, 2022 was $2,043,862. There was no disposal of intangible assets for the year ended March 31, 2022.

Amortization expenses were $7,771,842 and $6,651,329 for the years ended March 31, 2022 and 2021, respectively. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of March 31, 2022:

2023	$6,333,619
2024	3,749,795
2025	2,911,762
2026	2,048,788
Thereafter	288,432
Total	$15,332,396

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Accounts payable

Accounts payable consisted of the following:

	As of March 31,
	2022	2021
Payable to a supplier of virtual simulation software	$77,266	$108,381
Payable to accessories suppliers	—	5,326
Total	$77,266	$113,707

13.	Accrued expenses

Accrued expenses consisted of the following:

	As of March 31,
	2022	2021
Accrued payroll	$480,404	$544,183
Accrued rental fee	77,777	227,076
Accrued promotion fee	51,252	75,539
Audit fee payable	20,000	—
Accrued Interest	219,097	—
Financing consultant fee payable	—	200,000
Accrued compensation benefit	—	5,077
Other	13,020	54
Total	$861,550	$1,051,929

14.	Long-term loans

Long-term loan consisted of the following:

	As of March 31,
	2022	2021
Long-term loan	$14,809,302	$—

On January 4, 2022, the Group borrowed the amount of $14,809,302 (RMB94,012,410) through a five-year long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd. The annual interest rate is 6%. The Group is obligated to pay interest on every December 30th, whereas the principal should be returned on January 3, 2027. Earlier payment is acceptable without any penalties.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Revenue

Disaggregation of revenue

For the years ended March 31, 2022, 2021 and 2020, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. Revenue consisted of the following categories:

	For the years ended March 31,
	2022	2021	2020
Online VIP membership revenue(1)	$17,986,028	$23,988,077	$22,317,033
Online SVIP membership revenue(1)	4,297,915	4,967,186	6,093,679
Technical service revenue(2)	766,676	213,283	190,359
Total	$23,050,619	$29,168,546	$28,601,071
(1)	The Group’s Online VIP membership revenue and Online SVIP membership revenue are principally derived from the rendering of vocational education services, as principal, to the online VIP and SVIP members(“members”) through an online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB100 per member. In response to the outbreak of the COVID-19 in China, all courseware of the Company was free of charge during February 1, 2020 to February 29, 2020, and the membership period of the existing paying-members was automatically extended for one month. During the quarter from April to June 2020, the company has a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they will gain a two-years membership which normally be only one-year; for new SVIP members, they will gain a six-months membership which normally be only three-months.
(2)	The Group also generates revenue as a principal from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of March 31,
	2022	2021
Deferred revenue-current	$6,864,731	$11,456,667
Deferred revenue-non-current	3,713	312,896
Total	$6,868,444	$11,769,563

	For the years ended March 31,
	2022	2021
Revenue recognized from deferred revenue balance	$11,456,667	$16,736,365

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance. Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of March 31, 2022, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $6,868,444. The Group expects to recognize revenue of $6,864,731 and $3,713 related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

16.	Cost of revenue

Cost of revenue consisted of the following:

	For the years ended March 31,
	2022	2021	2020
Amortization expenses	$7,751,161	$6,651,329	$6,309,065
Depreciation expenses of server hardware	4,172,837	3,689,815	2,663,616
Website maintenance fee	2,746,431	1,565,281	344,555
Resource usage fees(1)	1,622,891	1,407,768	1,493,073
Virtual simulation fees(2)	1,106,713	1,279,050	820,806
Maintenance material consumption fees	15,458	39,425	86,117
Employee compensation	160,338	—	—
Employee benefit expenses	9,199	—	—
Other	88,171	79,743	80,638
Total	$17,673,199	$14,712,411	$11,797,870
(1)	Since November 2018, the Company started to pay resource usage fees to colleges and universities in order to access the online course resources of these institutions with a period of validity of 5 years.
(2)	The Company paid virtual simulation fees to vendors Jiangsu Audio-visual Education Center in order to access virtual experimental training programs.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Operating expenses

Operating expenses consisted of the followings:

	For the years ended March 31,
	2022	2021	2020
Selling and marketing expenses:
Promotion expenses	$699,307	$939,878	$893,755
Telecommunications service fees	756,546	461,216	296,101
Union pay service charges	175,026	235,038	233,398
Employee compensation	141,038	159,216	81,487
Employee benefit expenses	22,593	11,784	16,060
	$1,794,510	$1,807,132	$1,520,801
General and administrative expenses:
Employee compensation	$2,569,912	$2,620,776	$1,661,587
Consulting fees(1)	253,676	216,309	103,755
Audit fees (1)	432,100	152,925	—
Insurance fee(1)	171,895	151,890	—
Daily expenses	90,801	120,445	25,928
Attorney fee(1)	272,887	94,666	—
Investment relationship fee	19,292	90,581	—
Rental fee(2)	90,748	77,768	138,618
Employee benefit expenses	60,471	39,880	25,147
Depreciation expenses	12,695	—	21,418
Amortization of intangible assets	20,681	—	—
Entertainment	26,344	17,673	14,067
Other	122,799	71,536	48,048
	$4,144,301	$3,654,449	$2,038,568

Operating expenses	$5,938,811	$5,461,581	$3,559,369
(1)	Audit fee, consulting fee, insurance fee, attorney fee for the years ended March 31, 2021 and 2020 were separated from service fee to list as comparative number.
(2)

According to the rental agreement renewal clauses, every renew needs to be renegotiated separately, thus the lease term was less than 12 months and the Company recognized the rental expenses as short-term lease expenses.

18.	Other income (expenses), net

Other income (expenses) consisted of the following:

	For the years ended March 31,
	2022	2021	2020
Waiver of rental fee payable(1)	$246,551	$—	$—
Loss on disposals of property and equipment	(54,512)	—	(6,960)
Other income (expenses), net	(10,222)	(8,553)	3,502
Total	$181,817	$(8,553)	$(3,458)
(1)	Wuxi Huichuang Technology Development Co., Ltd(“the Lessor”) is a unrelated and state-owned enterprise. The Company and the Lessor signed rental agreement every year. Due to the successful IPO on NASDAQ as well as the impact of COVID 19 and to support local enterprises, in June 2021, the Lessor entered into an agreement with the Company to waive the rental fee payable from June 1, 2018 to May 31, 2019, June 1, 2019 to May 31, 2020, and June 1, 2020 to May 31, 2021, respectively, with a total amount of $246,551.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Taxes Payable

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the years ended March 31, 2022 and 2021.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the years ended March 31, 2022 and 2021.

PRC

Income Tax

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended March 31
	2022	2021
Current	$613,790	$3,479,303
Deferred	(5,170)	—
Income tax expense	$608,620	$3,479,303

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended March 31, 2022, 2021 and 2020, respectively:

	For the years ended March 31,
	2022	2021	2020
Income before income taxes	$(791,672)	$6,977,308	$13,314,111
Tax rate	25%	25%	25%
Provision for income taxes at statutory tax rate	$(197,918)	$1,744,327	$3,328,528
Effect of tax-exempt entity	719,274	1,232,710	—
Effect of pervious year over-paid tax expenses	1,314	498,924	—
Effect of non-tax deductible expenses and loss	35,847	3,342	10,358
Effect of deductible prior year loss	(18,406)	—	—
Effect of tax loss not recognized	68,509	—	—
Income tax expense	$608,620	$3,479,303	$3,338,886

Deferred tax assets	$68,345	$1,686	$88
Valuation allowance	(68,345)	(1,686)	(88)
Total	$—	$—	$—

There was a temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2022 due to the acquisition of Jisen Information, thus a deferred income tax expense is recognized.

There was not any temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2021 and 2020.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the followings:

	As of March 31,
	2022	2021
Income tax payable	$81,610	$375,467
VAT payable	46,035	54,961
Other tax payables	—	18,057
Total	$127,645	$448,485

20.	Related parties
a)	The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Chairman of the Board of Directors and Chief Executive Officer, 25.97% beneficial owner of the Company
Bin Fu	General Manager of Jisen Information

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	The Company had the following related party balances with the related parties mentioned above:

	As of March 31,
	2022	2021
Amounts due to Xiaofeng Gao	$2,542	$257,037
Amounts due to Bin Fu	44,107	—
Total	46,649	257,037

c)	The Company had the following related party transaction with the related party mentioned above:

	For the Years Ended March 31,
	2022	2021
Expense paid by Xiaofeng Gao	$2,443	$2,266,396
Repayment to Xiaofeng Gao	256,972	—
Amounts received from Bin Fu	43,693	—
Repayment to Bin Fu	7,802	—

The Group did not have other significant balances or transactions with its related parties in the years ended March 31, 2022 and 2021.

21.	Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi in the PRC. As of March 31, 2022, the Group had no obligation under long-term operating leases and financing lease requiring minimum rentals. As of March 31, 2022, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended March 31, 2022 was $90,748 and was recorded in general and administrative expense on the consolidated statements of operations. As of March 31, 2022, the Group had no future minimum payments under non-cancelable operating leases for a period greater than one year.

As of March 31, 2022, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

Within one year	$15,555
Total	$15,555

Other commitments

As of March 31, 2022, the Company was obligated to provide an interest-free loan with the amount of $315,050 (RMB 2,000,000) to Medical Star.

22.	Subsequent events

On June 10, 2022, the Company’s affiliated variable interest entity, Wuxi Wangdao transferred 100% of its equity interests of Jisen Information to the Company’s subsidiary WOFE with a consideration RMB 1.00.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after March 31, 2022 up through the date the Company issued these financial statements on July 31, 2022 and concluded that no other material subsequent events except for the disclosed above.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of March 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$2,622,624	$2,736,708
Deferred expenses	48,624	50,562
Prepayment and other current assets	148,355	5,789,634
Investment in subsidiaries and VIE	48,796,630	38,701,420
TOTAL ASSETS	$51,616,233	$47,278,324
LIABILITIES
Current liabilities:
Amounts due to related parties	2,443	252,602
Amounts due to subsidiaries and VIE	967,522	897,835
Other payables	382,983	562,715
TOTAL LIABILITIES	$1,352,948	$1,713,152

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively	2,980	2,400
Additional paid-in capital	18,055,407	13,415,987
Statutory reserve	745,590	745,590
Accumulated Profits	29,018,885	30,419,177
Accumulated other comprehensive income/(loss)	2,440,423	982,018
TOTAL SHAREHOLDERS’ EQUITY	$50,263,285	$45,565,172

Condensed statements of income

	For the years ended March 31,
	2022	2021	2020
General and administrative expenses	$(2,790,459)	$(2,493,845)	$—
Investment loss, net	—	(2,436,809)	—
Share of profit in subsidiaries and VIE	1,476,806	8,428,844	9,975,225
Others, net	(86,639)	(185)	—
Income before income tax provision	(1,400,292)	3,498,005	9,975,225
Provision for income tax	—	—	—
Net profit	$(1,400,292)	$3,498,005	$9,975,225

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed cash flow

	For the year ended March 31,
	2022	2021	2020
Net cash used in operating activities	$(3,157,114)	$(2,506,846)	$—
Net cash generated from (used in) investing activities	3,043,030	(8,000,000)	—
Net cash generated from financing activities	—	13,243,554	—
Net cash inflow(outflow)	$(114,084)	$2,736,708	$—

Condensed statements of comprehensive income

	For the years ended March 31,
	2022	2021	2020
Net income	$(1,400,292)	$3,498,005	$9,975,225
Other comprehensive income	1,458,405	2,388,306	(1,112,209)
Comprehensive income	$58,113	$5,886,311	$8,863,016

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and their respective profit or loss as “Share of profit in subsidiaries and VIE” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiaries and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

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

/s/ Thayer O’Neal Company, LLC

We have served as the Company's auditor since 2020

Sugar Land, Texas

August 17, 2020

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$17,453,360	$11,931,714
Accounts receivable, net	83,980	78,785
Prepayments and other current assets	1,784,537	1,963,102
Other receivables	5,713,192	—
Total current assets	25,035,069	13,973,601
Non-current assets
Property and equipment, net	13,725,957	12,324,125
Intangible assets, net	20,416,461	19,294,740
Long-term prepayments and other non-current assets	28,406	97,035
Total non-current assets	34,170,824	31,715,900
TOTAL ASSETS	$59,205,893	$45,689,501
LIABILITIES
Current liabilities
Accounts payable	$113,707	$249,086
Taxes payable	448,485	543,600
Amounts due to a related party	257,037	—
Accrued expenses	1,051,929	227,525
Deferred revenue-current	11,456,667	16,736,365
Total current liabilities	13,327,825	17,756,576
Non-current liabilities
Deferred revenue-noncurrent	312,896	50,877
Total non-current liabilities	312,896	50,877
TOTAL LIABILITIES	$13,640,721	$17,807,453
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	2,400	1,800
Additional paid-in capital	13,415,987	1,619,774
Statutory reserve	745,590	745,590
Accumulated profits	30,419,177	26,921,172
Accumulated other comprehensive income/(loss)	982,018	(1,406,288)
TOTAL SHAREHOLDERS’ EQUITY	45,565,172	27,882,048
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,205,893	$45,689,501

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended
	March 31,
	2021	2020
Revenue	$29,168,546	$28,601,071
Cost of revenue	(14,712,411)	(11,797,870)
Gross income	14,456,135	16,803,201

Operating expenses:
Selling and marketing expenses	(1,807,132)	(1,520,801)
General and administrative expenses	(3,654,449)	(2,038,568)
Total operating expenses	(5,461,581)	(3,559,369)
Income from operations	8,994,554	13,243,832
Interest income	58,946	73,737
Investment loss	(2,436,809)	—
Government grant	369,170	—
Other expenses, net	(8,553)	(3,458)
Income before income taxes	6,977,308	13,314,111
Income tax expense	(3,479,303)	(3,338,886)
Net income	$3,498,005	$9,975,225

Other comprehensive income/(loss):
Foreign currency translation adjustment	2,388,306	(1,112,209)
Total comprehensive income	5,886,311	8,863,016

Net earnings per ordinary share, basic and diluted	$0.32	$1.11
Weighted average number of ordinary shares, basic and diluted	11,030,137	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional			Accumulated other
	Number of	Common	paid-in	Statutory		comprehensive
	Shares	stock	capital	reserve	Accumulated profits	(loss)/income	Total
Balance as of March 31, 2019	9,000,000	$1,800	$1,619,774	$745,590	$16,945,947	$(294,079)	$19,019,032
Net income for the year	—	—	—	—	9,975,225	—	9,975,225
Foreign currency translation adjustment	—	—	—	—	—	(1,112,209)	(1,112,209)
Balance as of March 31, 2020	9,000,000	$1,800	$1,619,774	$745,590	$26,921,172	$(1,406,288)	$27,882,048
Net income for the year	—	—	—	—	3,498,005	—	3,498,005
Foreign currency translation adjustment	—	—	—	—	—	2,388,306	2,388,306
Issuance of common stocks through IPO	3,000,000	600	11,796,213	—	—	—	11,796,813
Balance as of March 31, 2021	12,000,000	$2,400	$13,415,987	$745,590	$30,419,177	$982,018	$45,565,172

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2021	2020
Cash Flows from Operating Activities
Net income	$3,498,005	$9,975,225
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation of property and equipment	3,689,815	2,685,034
Amortization of intangible assets	6,651,329	6,309,065
Loss on disposals of property and equipment	—	6,960
Investment loss due to the redemption of financial assets held for trading	2,436,809	—
Changes in operating assets and liabilities:
Accounts receivables, net	(5,195)	372,347
Prepayments and other current assets	(1,268,175)	(1,060,291)
Other receivables	(150,001)	—
Long-term prepayments and other non-current assets	68,629	(97,035)
Accounts payable	(135,379)	239,061
Amounts due to a related party	257,037	—
Deferred revenue	(5,017,679)	(7,194,492)
Accrued expenses	824,404	75,980
Taxes payable	(95,115)	168,263
Net cash generated from operating activities	10,754,484	11,480,117

Cash flows from investing activities
Purchase of property and equipment	(5,091,647)	(1,672,529)
Purchase of intangible assets	(7,773,051)	(8,728,734)
Investment in Financial assets held for trading	(8,000,000)	—
Net cash used in investing activities	$(20,864,698)	$(10,401,263)

Cash flows from financing activities
Proceeds from IPO net off IPO expenses	13,243,554	—
Net cash generated from financing activities	$13,243,554	$—

Effects of foreign currency translation	2,388,306	490,577

Net increase in cash and cash equivalents	5,521,646	1,569,431
Cash and cash equivalents at beginning of year	11,931,714	10,362,283
Cash and cash equivalents at end of year	$17,453,360	$11,931,714

Supplemental disclosures of cash flow information
Cash paid for income taxes	$3,612,851	$3,063,628
Cash paid for interest expense	$—	$422

Non cash transactions
Redemption of fund in transit	$5,563,191	$—

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIE.

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

Details of the Company’s subsidiaries and the VIE were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the
Name of Entity	incorporation	incorporation	Company	Principal activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding

VIE:			Indirect
Wuxi Kingway Technology Co., Ltd.( “Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accordingly, the Group’s offshore holding companies are not allowed to directly engage in the vocational online education and technology services business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a quasi-parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the WOFE, and therefore, the WOFE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WOFE also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE through its subsidiary in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

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

Risks in Relation to the VIE Structure

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIE are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WOFE, the VIE and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WOFE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s business has been directly operated by the VIE. For the years ended March 31, 2021 and 2020, the VIE contributed 100% and 100% of the Group’s consolidated revenues, respectively. As of March 31, 2021 and 2020, the VIE accounted for an aggregate of 87% and 100%, respectively, of the consolidated total assets, and 93% and 100%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIE were included in the accompanying consolidated financial statements:

	As of March 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$14,716,543	$11,931,714
Accounts receivable, net	83,980	78,785
Prepayments and other current assets	1,657,531	1,961,350
Amounts due from related parties	850,517	—
Total current assets	17,308,571	13,971,849
Non-current assets:
Property and equipment, net	13,725,957	12,324,125
Intangible assets, net	20,416,461	19,294,740
Long-term prepayments and other non-current assets	28,406	97,035
Total non-current assets	34,170,824	31,715,900
TOTAL ASSETS	$51,479,395	$45,687,749
Current liabilities:
Accounts payable	$113,707	$249,086
Taxes payable	448,485	543,600
Accrued expenses	385,292	227,525
Deferred revenue-current	11,456,667	16,736,365
Total current liabilities:	12,404,151	17,756,576
Non-current liabilities:
Deferred revenue-noncurrent	312,896	50,877
Total non-current liabilities	312,896	50,877
TOTAL LIABILITIES	$12,717,047	$17,807,453

	For the years ended March 31,
	2021	2020
Revenue	$29,168,546	$28,601,071
Net income	$8,436,207	$9,975,225

	For the year ended March 31,
	2021	2020
Net cash provided by operating activities	$13,927,170	$11,480,117
Net cash used in investing activities	(12,864,697)	(10,401,263)
Net cash provided by financing activities	—	—
Effects of exchange rate changes on cash	1,722,356	490,577
Net cash inflow	$2,784,829	$1,569,431

There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’ obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.Summary of Significant Accounting Policies

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

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group considers there is no allowance for doubtful accounts for years ended March 31, 2021 and 2020.

f)	Property and equipment, net

Property and equipment are recorded at cost including the cost of improvements less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives of the assets as follows:

Server hardware	5 years
Vehicles	5 years

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.
●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of $51,664 and $41,207 for the years ended March 31, 2021 and 2020, respectively.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2021	March 31, 2020
Year-end spot rate	US$1= 6.5712 RMB	US$1= 7.0851 RMB
Average rate	US$1= 6.7720 RMB	US$1= 6.9655 RMB

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

v)	Comprehensive income/(loss)

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

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of March 31,
	2021	2020
Cash on hand	$42	$187
Bank balances	17,453,318	11,931,527
Total	$17,453,360	$11,931,714

4.Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2021	2020
Accounts receivable, gross	$83,980	$78,785
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$83,980	$78,785

5.Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of March 31,
	2021	2020
Prepaid service fees	$1,708,093	$1,385,756
Prepaid legal service fee	8,334	575,594
Prepaid insurance fee	68,110	—
Other current assets	—	1,752
Total	$1,784,537	$1,963,102

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

6.	Other receivables

	As of March 31,
	2021	2020
Redemption of fund	$5,563,191	$—
Escrow deposit for IPO guarantee	150,001	—
Total	$5,713,192	$—

The Company made investment in financial assets held for trading of $8,000,000 which was belonging to Level 3 to measure fair value. As of March 19, 2021, the Company redeemed the fund and suffered a loss of $2,436,809. As of March 31, 2021, the Company has not received the redemption amount of $5,563,191 netting of transaction fee of $172,057.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.Property and equipment, net

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

8.Intangible assets, net

Intangible assets consisted of the following:

	As of March 31,
	2021	2020
Software	$5,867,028	$5,441,560
Courseware	31,835,306	25,998,130
Copyrights	10,850,212	4,064,869
	48,552,546	35,504,559
Less: accumulated amortization	(28,136,085)	(19,738,351)
Courseware development in progress	—	3,528,532
Intangible assets, net	$20,416,461	$19,294,740

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

Amortization expenses were $6,651,329 and $6,309,065 for the years ended March 31, 2021 and 2020, respectively. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of March 31, 2021:

2022	$7,462,511
2023	5,723,772
2024	3,227,672
2025	2,418,091
Thereafter	1,584,415
Total	$20,416,461

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Accounts payable

Accounts payable consisted of the following:

	As of March 31,
	2021	2020
Payable to a supplier of virtual simulation software	$108,381	$115,425
Payable to a copyright supplier	—	110,090
Payable to accessories suppliers	5,326	23,571
Total	$113,707	$249,086

10.Accrued expenses

Accrued expenses consisted of the following:

	As of March 31,
	2021	2020
Accrued payroll	$544,183	$—
Accrued rental fee	227,076	136,278
Financing consultant fee payable	200,000	—
Accrued promotion fee	75,539	80,720
Accrued compensation benefit	5,077	3,095
Other	54	7,432
Total	$1,051,929	$227,525

11.Revenue

Disaggregated revenue by types consisted of the following:

	For the years ended March 31,
	2021	2020
Online VIP membership revenue	$23,988,077	$22,317,033
Online SVIP membership revenue	4,967,186	6,093,679
Technology services revenue	213,283	190,359
Total	$29,168,546	$28,601,071

12.Cost of revenue

Cost of revenue consisted of the following:

	For the years ended March 31,
	2021	2020
Amortization expenses	$6,651,329	$6,309,065
Depreciation expenses of server hardware	3,689,815	2,663,616
Resource usage fees	1,407,768	1,493,073
Virtual simulation fee	1,279,050	820,806
Website maintenance fee	1,565,281	344,555
Raw material consumption fees	39,425	86,117
Other	79,743	80,638
Total	$14,712,411	$11,797,870

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.Operating expenses

Operating expenses consisted of the followings:

	For the years ended March 31,
	2021	2020
Selling and marketing expenses:
Promotion expenses	$939,878	$893,755
Telecommunications service fees	461,216	296,101
Union pay service charges	235,038	233,398
Employee compensation	159,216	81,487
Employee benefit expenses	11,784	16,060
	$1,807,132	$1,520,801

General and administrative expenses:
Employee compensation	$2,620,776	$1,661,587
Consulting fees	216,309	103,755
Audit fees	152,925	—
Insurance fee	151,890	—
Travel and Communication expenses	120,445	25,928
Attorney fee	94,666	—
Investment relationship fee	90,581	—
Rental fee	77,768	138,618
Employee benefit expenses	39,880	25,147
Depreciation expenses of vehicles	—	21,418
Entertainment	17,673	14,067
Other	71,536	48,048
	$3,654,449	$2,038,568

Operating expenses	$5,461,581	$3,559,369

14.Taxation

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRC

Income Tax

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended March 31
	2021	2020
Current	$3,479,303	$3,338,886
Deferred	—	—
Income tax expense	$3,479,303	$3,338,886

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended March 31, 2021 and 2020, respectively:

	For the years ended March 31,
	2021	2020
Income before income taxes	$6,977,308	$13,314,111
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$1,744,327	$3,328,528
Effect of tax exempt entity	1,232,710	—
Effect of previous year over-paid tax expense	498,924	—
Effect of non-tax deductible expenses	3,342	10,358
Income tax expense	$3,479,303	$3,338,886

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.Related parties

a)The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Chairman of the Board of Directors and Chief Executive Officer, 32.3% beneficial owner of the Company

b)The Company had the following related party balance with the related party mentioned above:

	As of March 31,
	2021	2020
Amounts due to Xiaofeng Gao	$257,037	$—

c)The Company had the following related party transaction with the related party mentioned above:

	For the years ended March 31,
	2021	2020
Expense paid by Xiaofeng Gao	$2,266,396	$—

The Group did not have other significant balances or transactions with its related parties for the years ended March 31, 2020 and 2021.

16.Commitments and Contingencies

(1)Capital commitment

Due to the impact of Covid-19, the Company entered a supplement agreement with Jimei University and Wuxi Vocational Technology College in June 2020 to transfer the IDC construction project to Wuxi Vocational Technology College. The unpaid purchase amount $2,841,903 (RMB18,675,000) of software, software copyrights and hardware are operational commitment.

(2)Operating lease commitments

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.Subsequent events

(1)Acquisition

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

(2)Redemption of fund

Up to July 12, 2021, the Group has received the total outstanding $5.6 million of redemption fund recorded in other receivables.

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and noted that there are no other subsequent events.

18.Condensed financial information of the Company

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation, using the same accounting policies as set out in the Group’s consolidated financial statements.

Condensed balance sheets

	As of March 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$2,736,708	$—
Deferred expenses	50,562	—
Prepayment and other current assets	5,789,634	1,752
Investment in subsidiaries and VIE	38,701,420	27,880,296
TOTAL ASSETS	$47,278,324	$27,882,048
Amounts due to related parties	252,602	—
Amounts due to subsidiaries and VIE	897,835	—
Accrued expenses	562,715	—
TOTAL LIABILITIES	$1,713,152	$27,882,048

Shareholders’ equity
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	2,400	1,800
Additional paid-in capital	13,415,987	1,619,774
Statutory reserve	745,590	745,590
Accumulated profits	30,419,177	26,921,172
Accumulated other comprehensive income (loss)	982,018	(1,406,288)
Total shareholders’ equity	$45,565,172	$27,882,048

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of income

	For the years ended March 31,
	2021	2020
Revenue	$—	$—
Cost of revenue	—	—
Gross profit	—	—

Operating expenses:
General and administrative expenses	$(2,493,845)	$—
Investment loss, net	(2,436,809)	—
Share of profit in subsidiaries and VIE	8,428,844	9,975,225
Others, net	(185)	—
Income before income tax provision	3,498,005	9,975,225
Provision for income tax	—	—
Net profit	$3,498,005	$9,975,225

Condensed cash flow

	For the years ended March 31,
	2021	2020
Net income	$3,498,005	$9,975,225
Other comprehensive income (loss)	2,388,306	(1,112,209)
Total comprehensive income	$5,886,311	$8,863,016

Condensed statements of comprehensive income

	For the year ended March 31,
	2021	2020
Net cash provided by operating activities	$(2,506,846)	$—
Net cash used in investing activities	(8,000,000)	—
Net cash provided by financing activities	13,243,554	—
Net cash inflow	$2,736,708	$—

	For the years ended March 31,
	2021	2020	2019
Net income	$3,498,005	$9,975,225	$8,675,058
Total comprehensive income	$5,886,311	$8,863,016	$7,939,866

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.