Form 20-F
period 2023-03-31
Skillful Craftsman Education Technology Ltd
filed 2023-08-15
CIK 1782309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report As of March 31, 2023, there were 15,691,667 ordinary shares outstanding, par value $0.0002 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  Yes☐  No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes  ☐  No  ☐

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires:

●	“we,” “us,” “our,” the “Company,” “our company” or similar terms refers to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company, and its wholly owned Hong Kong subsidiary Easy Skills Technology Limited, 75% owned Singaporean subsidiary Le First Skillland Pte. Ltd., wholly owned PRC subsidiary Skillful Craftsman Network Technology (Wuxi) Limited and its subsidiaries, and when describing our consolidated financial information and corporate structure, also includes the VIE;
●	“Skillful Craftsman” refers to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company;
●	“Hong Kong subsidiary” refers to Easy Skills Technology Limited, a wholly owned subsidiary of Skillful Craftsman in Hong Kong;
●	“Craftsman Wuxi” or “WFOE” refers to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of Skillful Craftsman in China through Hong Kong subsidiary;
●	“Jisen Information” refers to Shenzhen Qianhai Jisen Information Technology Ltd., a wholly owned subsidiary of Craftsman Wuxi in China;
●	“Kingway Cloud” refers to Wuxi Kingway Cloud Technology Co., Ltd., a wholly owned subsidiary of Wuxi Wangdao in China;
●	“Wuxi Talent Home” refers to Wuxi Talent Home Information Technology Co., Ltd., a minority owned subsidiary of Craftsman Wuxi in China;
●	“PRC subsidiaries” refers to Craftsman Wuxi, Jisen Information and Wuxi Talent Home;
●	“Singaporean subsidiary” refers to Le First Skillland Pte. Ltd., a 75% owned subsidiary of Skillful Craftsman;
●	“VIE” or “Wuxi Wangdao” refers to Wuxi Kingway Technology Co., Ltd., the variable interest entity in China;
●	“China” or the “PRC” refers to the People’s Republic of China;
●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;
●	“U.S. dollars,” “dollars” or “$” refers to the legal currency of the United States;
●	“fiscal year 2021” refers to the fiscal year ended March 31, 2021; and
●	“fiscal year 2022” refers to the fiscal year ended March 31, 2022; and
●	“fiscal year 2023” refers to the fiscal year ended March 31, 2023.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at the exchange rate on March 31, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, that is RMB6.8717 to $1.00.

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

Our Corporate Structure and Contractual Arrangements with the VIE and Its Shareholders

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is not a Chinese operating company but a Cayman Islands exempted company with operations primarily conducted by its subsidiaries and variable interest entity, or the VIE, which involves unique risks to investors. Neither Skillful Craftsman nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Wuxi Kingway Technology Co., Ltd. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the operating companies in China. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including online education services. Accordingly, these businesses are operated by the VIE in China. Skillful Craftsman does not own these operations but relies on contractual arrangements among the WFOE, the VIE and the VIE’s nominee shareholders, which allow Skillful Craftsman to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance, (ii) receive substantially all of the economic benefits and absorb substantially all of the losses of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. Because of these contractual arrangements, Skillful Craftsman is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP. Investors in our ordinary shares are purchasing equity interest in Skillful Craftsman, a Cayman Islands exempted company, and may never hold equity interests in the Chinese operating VIE.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. These contractual arrangements have not been tested in a court of law in the PRC. If the PRC government finds that these contractual arrangements do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of the assets, including the necessary licenses to conduct business in China, are held by the VIE. A significant part of the revenue is generated by the VIE. An event that results in the deconsolidation of the VIEs would have a material negative effect on the business operations and result in the value of the securities diminish substantially or even become worthless. There is substantial uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report.

Doing Business in China

We and the VIE face various legal and operational risks and uncertainties related to doing business in China. A significant part of the business operations in China are conducted through the VIE, and we and the VIE are subject to complex and evolving PRC laws and regulations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We and the VIE face risks relating to regulatory approvals on overseas listings, anti-monopoly regulatory actions and oversight on cybersecurity and data privacy, among others. On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and five supporting guidelines (collectively, the “New Overseas Listing Rules”), which took effect on March 31, 2023. According to the New Overseas Listing Rules, domestic enterprises that have completed overseas listings before the effective date of the new rules are not required to file with CSRC immediately, but shall carry our filing procedures as required if they conduct overseas’ offerings or fall within other circumstances that requires filing with the CSRC. Recent statements made and regulatory actions undertaken by China’s government, including the New Overseas Listing Rules, the recent enactment of China’s new Data Security Law, and recent promulgation of Cybersecurity Review Measures, as well as the obligations to comply with Personal Information Protection Law and any other future laws and regulations may require us to incur significant expenses and could materially affect the ability to conduct the business, accept foreign investments or list on a U.S. or foreign exchange. These risks could result in a material adverse change in the business operations and the value of the securities we are registering for sale, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” in this annual report.

The Holding Foreign Companies Accountable Act

Our securities will be prohibited from trading if our auditor cannot be fully inspected by the PCAOB for three consecutive years pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. Our independent registered public accounting firm, TPS Thayer, LLC, is based in the United States and it is not subject to such determinations announced by the PCAOB on December 16, 2021 which determinations were vacated on December 15, 2022. However, if it is determined in the future that the PCAOB is unable to inspect or investigate our auditor completely, or if our future audit reports are prepared by auditors that are not completely inspected by the PCAOB, our ordinary shares may be delisted or trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act. For more information on these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We could be delisted if it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor completely.”

Transfer of Cash to and from the VIE

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is a Cayman Islands exempted company with operations primarily conducted by its subsidiaries and the VIE. To date, the VIE’s operations have been primarily financed through net cash flow from operations and the net proceeds of our initial public offering. Most of the cash balances are located in the PRC and the rest are located in the U.S. under Skillful Craftsman, our Cayman Islands exempted company. Our access to cash balances or future earnings of the VIE is only through our contractual arrangements with the VIE and its shareholders. Cash is transferred through our organization in the manner as follows: (i) we may transfer funds to Craftsman Wuxi, the WFOE, through our Hong Kong subsidiary, by additional capital contributions or shareholder loans, as the case may be; (ii) the WFOE may provide loans to the VIE, subject to statutory limits and restrictions; (iii) funds from the VIE to the WFOE are remitted as services fees; (iv) the WFOE may make dividends or other distributions to Skillful Craftsman through our Hong Kong subsidiary; and (v) intercompany borrowings between VIE and holding company. As of the date of this annual report, there was no service fee owed by the VIE to the WFOE under the exclusive business cooperation agreement as part of the VIE Agreements.

The cash flows that have occurred between the WFOE and the VIE, between our Cayman Islands exempted company and the VIE, between our Cayman Islands exempted company and our Hong Kong subsidiary, and between our Hong Kong subsidiary and the WFOE are summarized as follows:

	For the Year Ended March 31,
	2021	2022	2023

	US$
Cash paid by VIE to WFOE	6,107	2,341	—
Cash paid by WFOE to VIE	—	503,252	509,335
Cash paid by VIE to Cayman Islands exempted company	818,761	—	—
Cash paid by Cayman Islands exempted company to VIE	—	464,240	—
Cash paid by Cayman Islands exempted company to Hong Kong subsidiary	—	2,520,000	645,000
Cash paid by Hong Kong subsidiary to VIE	—	2,510,000	—
Cash paid by Hong Kong subsidiary to WOFE	—	—	640,000

By the end of March 31, 2023, the WFOE has cumulatively transferred RMB4.0 million (approximately $582,098) to the VIE as repayment of the VIE’s loan to the WFOE in relation to the consideration for the WFOE’s acquisition of Wuxi Talent Home.

The above cash flows include all distributions and transfers between our Cayman Islands exempted company, our Hong Kong subsidiary, our Singaporean subsidiary, the WFOE and the VIE as of the date of this annual report.

We have adopted stringent cash management policies dictating how funds are transferred throughout our organization. As required by our cash management policies, a substantial amount of cash generated from the VIE’s operations must be deposited with designated reputable banks. Each cash transfer within our organization is in the forms of capital contributions, dividends or distributions, subject to approvals by the board of directors or shareholders of Skillful Craftsman, or is based on a contract or agreement. Any intra-organization investment agreement and the any contract with a contract value of over RMB 5 million must be approved by the board of directors of Skillful Craftsman, and cash transfers under such agreements and contracts must follow the established procedures adopted to ensure effective internal control over cash. To meet the liquidity needs of our Cayman Islands exempted company, our subsidiaries and the VIE in their daily operations, there is no limit on the amount of cash that can be transferred through our organization. The cash should be primarily used to finance the daily operation of the VIE and to support future business expansion. Any changes in our current cash management policies are subject to the approval of our board of directors.

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

3.A.    [Reserved]

Financial Information Related to the VIE and Parent

The VIE contributed to 100%, 100% and 94% of the consolidated revenue for the fiscal years ended March 31, 2021 and 2022 and 2023, respectively. The VIE contributed to 87% of the consolidated assets and 93% of the consolidated liabilities as of March 31, 2021. The VIE contributed to 86% of the consolidated assets and 90% of the consolidated liabilities as of March 31, 2022. The VIE contributed to 86% of the consolidated assets and 88% of the consolidated liabilities as of March 31, 2023. We demonstrate the reconciliation of the financial position results of operations and cash flows as follows:

Selected Condensed Consolidated Statement of Operations and Comprehensive Income

	For the Year Ended March 31, 2023
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Revenue	—	10,250,708	—	1,073,036	—	11,323,744
Cost of revenue	—	(27,111,057)	—	(189,833)	—	(27,300,890)
Gross income	—	(16,860,349)	—	883,203	—	(15,977,146)

Operating expenses:
Selling and marketing expenses	—	(464,209)	—	—	—	(464,209)
General and administrative expenses	(2,226,956)	(827,343)	(480)	(604,754)	—	(3,659,533)
Total operating expenses	(2,226,956)	(1,291,552)	(480)	(604,754)	—	(4,123,742)
Loss from operations	(2,226,956)	(18,151,901)	(480)	278,449	—	(20,100,888)
Interest income	942	68,473	28	1,466	—	70,909
Interest expense	—	(819,219)	—	—	—	(819,219)
Investment income/(loss), net	—	739,327	—	(14,899)	—	724,428
Government grant	—	—	—	272	—	272
Impairment loss	—		—	(306,595)	—	(306,595)
Foreign currency exchange loss	—	—	—	(198,808)	—	(198,808)
Share of profit in subsidiaries and VIE	(18,678,368)	—	—	—	18,678,368	—
Other income (expenses), net	(2,603)	148,138	(174)	467	—	145,828
Loss before income taxes	(20,906,985)	(18,015,182)	(626)	(239,648)	18,678,368	(20,484,073)
Income tax expense	—	(295,780)	—	(127,132)	—	(422,912)
Net income	(20,906,985)	(18,310,962)	(626)	(366,780)	18,678,368	(20,906,985)

Other comprehensive income/(loss):
Foreign currency translation adjustment	(3,402,058)	(3,206,676)	—	(187,516)	3,394,192	(3,402,058)
Total comprehensive income	(24,309,043)	(21,517,638)	(626)	(554,296)	22,072,560	(24,309,043)

	For the Year Ended March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Revenue	—	23,050,619	—	—	—	23,050,619
Cost of revenue	—	(17,648,467)	(24,732)	—	—	(17,673,199)
Gross income	—	5,402,152	(24,732)	—	—	5,377,420

Operating expenses:
Selling and marketing expenses		(1,794,510)				(1,794,510)
General and administrative expenses	(2,790,459)	(1,153,383)	(524)	(199,935)	—	(4,144,301)
Total operating expenses	(2,790,459)	(2,947,893)	(524)	(199,935)	—	(5,938,811)
Income from operations	(2,790,459)	2,454,259	(524)	(224,667)	—	(561,391)
Interest income	2,410	63,463	6	372	—	66,251
Interest expense	—	(217,041)	—	—	—	(217,041)
Investment loss, net	—	(134,134)	—	(32,200)	—	(166,334)
Government grant	—	1,157	—	—	—	1,157
Foreign currency exchange loss	(79,336)	—	—	(16,795)	—	(96,131)
Share of profit in subsidiaries and VIE	1,476,806	—	—	—	(1,476,806)	—
Other income (expenses), net	(9,713)	191,752	(133)	(89)	—	181,817
Income before income taxes	(1,400,292)	2,359,456	(651)	(273,379)	(1,476,806)	(791,672)
Income tax expense	—	(608,620)	—	—	—	(608,620)
Net income	(1,400,292)	1,750,836	(651)	(273,379)	—	(1,400,292)

Other comprehensive income/(loss):
Foreign currency translation adjustment	1,458,405	1,376,594	(31)	22,067	(1,398,630)	1,458,405
Total comprehensive income	58,113	3,127,430	(682)	(251,312)	(2,875,436)	58,113

	For the Year Ended March 31, 2021
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Revenue	—	29,168,546	—	—	—	29,168,546
Cost of revenue	—	(14,712,411)	—	—	—	(14,712,411)
Gross income	—	14,456,135	—	—	—	14,456,135

Operating expenses:
Selling and marketing expenses	—	(1,807,132)	—	—	—	(1,807,132)
General and administrative expenses	(2,493,845)	(1,153,173)	3,809	(6,811)	(4,429)	(3,654,449)
Total operating expenses	(2,493,845)	(2,960,305)	3,809	(6,811)	(4,429)	(5,461,581)
Income from operations	(2,493,845)	11,495,830	3,809	(6,811)	(4,429)	8,994,554
Interest income	—	57,165	—	—	1,781	58,946
Investment loss	(2,436,809)	—	—	—	—	(2,436,809)
Government grant	—	369,170	—	—	—	369,170
Share of profit in subsidiaries and VIE	8,428,844	—	—	—	(8,428,844)	—
Others, net	(185)	(6,655)	—	68	(1,781)	(8,553)
Income before income taxes	3,498,005	11,915,510	3,809	(6,743)	(8,433,273)	6,977,308
Income tax expense	—	(3,479,303)	—	—	—	(3,479,303)
Net income	3,498,005	8,436,207	3,809	(6,743)	(8,433,273)	3,498,005

Other comprehensive income/(loss):
Foreign currency translation adjustment	2,388,306	2,388,306	(455)	—	(2,387,851)	2,388,306
Total comprehensive income	5,886,311	10,824,513	(3,354)	(6,734)	(10,821,124)	5,886,311

Selected Condensed Consolidated Balance Sheets

	As of March 31, 2023
	Skillful	Hong Kong	Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
ASSETS
Current assets
Cash and cash equivalents	1,198,204	19,142,721	9,503	648,358	—	20,998,786
Accounts receivable, net	—	8,572	—	449,532	—	458,104
Prepayments and other current assets	—	129,148	—	21,869	—	151,017
Deferred expenses	46,500	939,252	—	—	—	985,752
Advance for investment	—	—	—	1,902,004	—	1,902,004
Investment in subsidiaries and VIE	22,721,204	—	3,150,000	—	(25,871,204)	—
Amounts due from subsidiaries and VIE	3,766,314	955,061	—	—	(4,721,375)	—
Amounts due from a related party	—	—	—	—	—	—
Other receivables	—	3,573	—	31,242	—	34,815
Total current assets	27,732,222	21,178,327	3,159,503	3,053,005	(30,592,579)	24,530,478
Non-current assets
Long-term investment	—	14,296,824	—	—	—	14,296,824
Goodwill	—	—	—	4,306,579	—	4,306,579
Property and equipment, net	—	6,620	—	74,695	—	81,315
Intangible assets, net	—	—	—	254,646	—	254,646
Operating Right-of-use asset current, net				172,796		172,796
Total non-current assets	—	14,303,444	—	4,808,716	—	19,112,160
TOTAL ASSETS	27,732,222	35,481,771	3,159,503	7,861,721	(30,592,579)	43,642,638
LIABILITIES
Current liabilities
Accounts payable	—	21,894	—	—	—	21,894
Taxes payable	—	8,488	—	249,895	—	258,383
Amounts due to a related party	2,107	—	—	52,481	—	54,588
Accrued expenses	775,873	340,599	150	4,665,140	(4,723,059)	1,058,703
Deferred revenue-current	—	1,357,236	—	—	—	1,357,236
Deferred tax liabilities	—	—	—	28,241	—	28,241
Operating Lease Liability-current	—	—	—	224,822		224,822
Total current liabilities	777,980	1,728,217	150	5,220,579	(4,723,059)	3,003,867
Non-current liabilities
Long-term loans	—	13,681,099	—	—	—	13,681,099
Deferred revenue-noncurrent	—	—	—	3,430	—	3,430
Bond Payable	—	—	—	—	—	—
Total non-current liabilities	—	13,681,099	—	3,430	—	13,684,529
TOTAL LIABILITIES	777,980	15,409,316	150	5,224,009	(4,723,059)	16,688,396
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively	2,980	1,619,774	3,165,000	3,150,000	(7,934,774)	2,980
Additional paid-in capital	19,055,407	—	—	—	—	19,055,407
Statutory reserve	745,590	745,590	—	—	(745,590)	745,590
Accumulated profits	8,111,900	18,504,475	(5,388)	(346,611)	(18,152,476)	8,111,900
Accumulated other comprehensive income/(loss)	(961,635)	(797,384)	(259)	(165,677)	963,320	(961,635)
TOTAL SHAREHOLDERS’ EQUITY	26,954,242	20,072,455	3,159,353	2,637,712	(25,869,520)	26,954,242
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,732,222	35,481,771	3,159,503	7,861,721	(30,592,579)	43,642,638

	As of March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
ASSETS
Current assets
Cash and cash equivalents	2,622,624	20,651,502	5,129	554,870	—	23,834,125
Accounts receivable, net	—	252,215	—	—	—	252,215
Prepayments and other current assets	54,519	466,846	—	—	—	521,365
Deferred expenses	48,624	1,101,761	—	—	—	1,150,385
Advance for investment	—	—	—	1,732,775	—	1,732,775
Investment in subsidiaries and VIE	48,796,630	—	—	—	(48,796,630)	—
Other receivables	93,836	1,589,182	—	996,556	(2,646,515)	33,059
Total current assets	51,616,233	24,061,506	5,129	3,284,201	(51,443,145)	27,523,924
Non-current assets
Long-term investment	—	14,673,898	2,510,000	282,545	(2,510,000)	14,956,443
Goodwill	—	4,581,112	—	—	—	4,581,112
Property and equipment, net	—	10,597,580	—	101,430	—	10,699,010
Intangible assets, net	—	15,143,366	—	189,030	—	15,332,396
Total non-current assets	—	44,995,956	2,510,000	573,005	(2,510,000)	45,568,961
TOTAL ASSETS	51,616,223	69,057,462	2,515,129	3,857,206	(53,953,145)	73,092,885
LIABILITIES
Current liabilities
Accounts payable	—	77,266	—	—	—	77,266
Taxes payable	—	127,645	—	—	—	127,645
Amounts due to a related party	2,443	44,107	—	99	—	46,649
Accrued expenses	382,983	5,201,217	150	1,605,742	(6,328,542)	861,550
Amounts due to subsidiaries and VIE	967,522	—	—	—	(967,522)	—
Deferred revenue-current	—	6,864,731	—	—	—	6,864,731
Deferred tax liabilities	—	38,744	—	—	—	38,744
Total current liabilities	1,352,948	12,353,710	150	1,605,841	(7,296,064)	8,016,585
Non-current liabilities
Long-term loans	—	14,809,302	—	—	—	14,809,302
Deferred revenue-noncurrent	—	3,713	—	—	—	3,713
Total non-current liabilities	—	14,813,015	—	—	—	14,813,015
TOTAL LIABILITIES	1,352,948	27,166,725	150	1,605,841	(7,296,064)	22,829,600
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively	2,980	1,619,774	2,520,000	2,510,000	(6,649,774)	2,980
Additional paid-in capital	18,055,407	—	—	—	—	18,055,407
Statutory reserve	745,590	745,590	—	—	(745,590)	745,590
Accumulated profits	29,018,885	37,116,081	(4,762)	(280,474)	(36,830,845)	29,018,885
Accumulated other comprehensive income/(loss)	2,440,423	2,409,292	(259)	21,839	(2,430,872)	2,440,423
TOTAL SHAREHOLDERS’ EQUITY	50,263,285	41,890,737	2,514,979	2,251,365	(46,657,081)	50,263,285
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	51,616,223	69,057,462	2,515,129	3,857,206	(53,953,145)	73,092,885

	As of March 31, 2021
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
ASSETS
Current assets
Cash and cash equivalents	2,736,708	14,716,543	—	109	—	17,453,360
Accounts receivable, net	—	83,980	—	—	—	83,980
Prepayments and other current assets	5,789,634	1,657,531	8,272	—	(5,670,900)	1,784,537
Deferred expenses	50,562	—	—	—	(50,562)	—
Investment in subsidiaries and VIE	38,701,420	—	—	—	(38,701,420)	—
Other receivables	—	850,517	—	—	4,862,675	5,713,192
Total current assets	47,278,324	17,308,571	8,272	109	(39,560,207)	25,035,069
Non-current assets
Property and equipment, net	—	13,725,957	—	—	—	13,725,957
Intangible assets, net	—	20,416,461	—	—	—	20,416,461
Long-term prepayments and other non-current assets	—	28,406	—	—	—	28,406
Total non-current assets	—	34,170,824	—	—	—	34,170,824
TOTAL ASSETS	47,278,324	51,479,395	8,272	109	(39,560,207)	59,205,893
LIABILITIES
Current liabilities
Accounts payable	—	113,707	—	—	—	113,707
Taxes payable	—	448,485	—	—	—	448,485
Amounts due to a related party	252,602	—	61,878	96	(57,539)	257,037
Accrued expenses	562,715	385,292	—	7,335	96,587	1,051,929
Amounts due to subsidiaries and VIE	897,835	—	—	—	(897,835)	—
Deferred revenue-current	—	11,456,667	—	—	—	11,456,667
Total current liabilities	1,713,152	12,404,151	61,878	7,431	(858,787)	13,327,825
Non-current liabilities
Deferred revenue-noncurrent	—	312,896	—	—	—	312,896
Total non-current liabilities	—	312,896	—	—	—	312,896
TOTAL LIABILITIES	1,713,152	12,717,047	61,878	7,431	(858,787)	13,640,721
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	2,400	1,619,774	—	—	(1,619,774)	2,400
Additional paid-in capital	13,415,987	—	—	—	—	13,415,987
Statutory reserve	745,590	745,590	—	—	(745,590)	745,590
Accumulated profits	30,419,177	35,365,243	4.161	(7,095)	(35,362,309)	30,419,177
Accumulated other comprehensive income/(loss)	982,018	1,031,741	(57,994)	(227)	(973,747)	982,018
TOTAL SHAREHOLDERS’ EQUITY	45,565,172	38,762,348	(53,606)	(7,322)	(38,701,420)	45,565,172
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,278,324	51,479,395	8,272	109	(39,560,207)	59,205,893

Selected Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2023
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Net cash generated from operating activities	(1,779,420)	148,162	(626)	(926,554)	—	(2,558,438)
Net cash used in investing activities	(645,000)	(529,511)	(640,000)	228,880	1,285,000	(300,631)
Net cash generated from financing activities	1,000,000	—	645,000	640,000	(1,285,000)	1,000,000
Effects of exchange rate changes on cash	—	(1,127,433)	—	151,163	—	(976,270)
Net cash inflow	(1,424,420)	(1,508,782)	4,374	93,489	—	(2,835,339)

	For the Year Ended March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Net cash generated from operating activities	(3,157,113)	9,390,281	(4,871)	(1,399,364)	—	4,828,933
Net cash used in investing activities	3,043,030	(18,530,989)	(2,510,000)	(627,646)	5,030,000	(13,595,605)
Net cash generated from financing activities	—	14,809,302	2,520,000	2,510,000	(5,030,000)	14,809,302
Effects of exchange rate changes on cash	—	266,364	—	71,771	—	338,135
Net cash inflow	(114,083)	5,934,959	5,129	554,760	—	6,380,765

	For the Year Ended March 31, 2021
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WFOE	Entries	Total

	US$
Net cash generated from operating activities	(2,506,846)	13,927,170	—	109	(665,949)	10,754,484
Net cash used in investing activities	(8,000,000)	(12,864,697)	—	—	(1)	(20,864,698)
Net cash generated from financing activities	13,243,554	—	—	—	—	13,243,554
Effects of exchange rate changes on cash	—	1,722,356	—	—	665,950	2,388,306
Net cash inflow	2,736,708	2,784,829	—	109	—	5,521,646

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

In addition, the majority of the revenue is derived from fees paid by the VIE’s members. The conversion of the VIE’s nonpaying registered members to fee-paying members is key to the ability to generate revenue. As of March 31, 2023, only approximately 2% of the VIE’s total registered members were fee-paying members. We cannot assure you that the VIE’s nonpaying registered members will convert into fee-paying members in the future. Such conversion is subject to a number of factors such as compatibility of the VIE’s fee-paying programs with market demands for vocational and other skills, changes in policies of the Ministry of Education of the PRC, or the MOE, and the ability to maintain and expand the strategic cooperation with education industry associations, vocational schools and universities. If the VIE’s nonpaying registered members do not convert into fee-paying members, the business, financial condition and results of operations will be adversely affected.

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

Additionally, regulatory requirements on cybersecurity and data privacy in the PRC are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties concerning the scope of our and the VIE’s responsibilities in this regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities and security regulations carried out within the territory of the PRC, however, such activities carried out outside the territory of the PRC that may affect national security will be subject to relative regulations, and the data processing activities that may affect national security shall be subject to a security review procedure. We are a Cayman Islands exempted company and the WFOE, Craftsman Wuxi, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we operate the website, www.kingwayup.com, through the consolidated VIE, Wuxi Wangdao, which holds the ICP License for www.kingwayup.com. Thus, we and the VIE may face the regulation and supervision of the national education department, public security organs, state security organs and the state information departments. During the operation, we and the VIE also need to collect, use, disclose, retain and secure data provided by the users. Any violation of the regulations of the Data Security Law of the PRC may face government enforcement actions and investigations, fines, penalties, suspension of the non-compliant operations, or removal of the application from the relevant application stores, among other sanctions, which could materially and adversely affect the business and results of operations. Furthermore, the Personal Information Protection Law of PRC was published on August 20, 2021 by the Standing Committee of the National People’s Congress and took effect on November 1, 2021, according to which processing outside the territory of PRC of personal information of natural persons within the territory of PRC for the purpose of providing products or services to such natural person shall be regulated, and the processing of personal information shall have a clear and reasonable purpose. When processing personal information, the related rules, purpose, method and scope shall be disclosed. Except for certain exceptional circumstances, a personal information processor shall only process and disclose the personal information of an individual with the consent of such individual.

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

Moreover, pursuant to the Cybersecurity Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to a cyber security review by the Cyberspace Administration of the PRC. In addition, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase Internet products and services that affect or may affect national security shall be subject to the cybersecurity review. On July 10, 2021, the Cyberspace Administration of China, or the CAC, published the Measures for Cybersecurity Review (Revised Draft for Comments), which further restated and expanded the applicable scope of the cybersecurity review. On December 28, 2021, the CAC and 12 other regulatory authorities jointly issued the Cybersecurity Review Measures, or the Review Measures, which took effect on February 15, 2022. The Review Measures provides, among others, that (i) the purchase of cyber products and services by critical information infrastructure operators, or the “CIIOs,” and the network platform operators, or Network Platform Operators, which engage in data processing activities that affect or may affect national security shall be subject to a cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. Such review would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. On July 7, 2022,  the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, effective on September 1, 2022, which regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the CAC: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor that processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers are required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the CAC. As advised by our PRC legal counsel, we believe that we, our PRC subsidiaries and the VIE are not required to apply for a cyber security review with CAC, since we listed our ordinary shares on the Nasdaq before the effective date of the Review Measures and the requirement of Article 7 of the Review Measures that “Network Platform Operators with personal information of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office” should not be applicable to us, our PRC subsidiaries or the VIE; thus we, our PRC subsidiaries and the VIE would not be required to apply for a cybersecurity review by the CAC. The Review Measures do not provide any explanation or interpretation of “overseas listing” or “affect or may affect national security,” and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. However, if the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we, our PRC subsidiaries or the VIE obtains their approvals for this offering and any follow-on offering, we, our PRC subsidiaries or the VIE may be unable to obtain such approvals and may face sanctions by the CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. As of the date of this annual report, we, our PRC subsidiaries or the VIE has not received any inquiry, notice, warning, or sanctions regarding offshore offerings from the CAC or any other PRC governmental authorities.

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

Because student enrollment of the VIE and our subsidiaries may depend on the students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of positions in the areas of the training provided by the VIE and our subsidiaries, their business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 as well as negative impacts from COVID-19 to global economies from 2020 to 2022. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective students’ spending priorities and the recruiting demand from workers in these areas. We cannot assure you that education spending in general or with respect to the course offerings of the VIE and our subsidiaries in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for mechanics or other training covered by the courses of the VIE and our subsidiaries, which could materially and adversely affect the financial condition and results of operations.

Our business, financial condition and results of operations have been and may continue to be negatively affected by the ongoing COVID-19 pandemic in China.

The ongoing COVID-19 pandemic has spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, similar emergency control measures have been implemented in many cities in China to contain the further spread of COVID-19 in 2022, including in our headquarter Wuxi City, Jiangsu province. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and certain disruption in our business operations in December 2022 and January 2023.

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

The VIE currently owns 45 software copyright registrations in the PRC. Wuxi Talent Home currently owns five software copyright registrations in the PRC. Jisen Information currently owns two software copyright registrations in the PRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” These intellectual property rights are key to the operations and business prospects.

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

Substantially all of the revenue is and will be derived in China and substantially all of the operations are conducted in China. Accordingly, the results of operations, financial condition and prospects are influenced by economic, political and legal developments in China, especially the government policies of the PRC government. The PRC government has significant oversight and authority to exert influence on the ability of a China-based company, such as us, to conduct its business. It regulates and may intervene or influence the operations at any time, which could result in a material adverse change in the operations and/or the value of our ordinary shares. Implementation of any industry-wide regulations directly targeting the business operations could cause our securities to significantly decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers and CSRC issued New Overseas Listing Rules for filing requirements with CSRC for initial public offerings and other overseas offerings, effective on March 31, 2023. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and any uncertainties or negative publicity regarding such actions could also materially and adversely affect the business, prospects, financial condition, reputation, and the trading price of our ordinary shares, which may cause our securities to significantly decline in value or be worthless. Therefore, investors of our company and the business operations face potential uncertainty from the actions taken by the PRC government.

Moreover, the significant oversight of the PRC government could also be reflected in the uncertainties arising from the legal system in China. The laws and regulations of the PRC can change quickly without sufficient notice in advance, which makes it difficult for us to predict which kind of laws and regulations will come into force in the future and how they will influence our company and the business operations. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, including the filing requirement under New Overseas Listing Rules, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. You should refer to the risks disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” in this annual report for more detailed explanations of risks arising from legal systems in China, especially the recent changes concerning the offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cyber security and data privacy.

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

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any future offerings and certain events of the Company under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations relating to the CSRC’s filing requirements, we are not required to file with CSRC in accordance with the New Overseas Listing Rules immediately, but shall carry out filing procedures as required if we conduct any overseas offerings or fall within other circumstances that require filing with the CSRC. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

We are a Cayman Islands exempted company with the operations being conducted by our PRC subsidiaries and the VIE. As permitted under PRC laws and regulations, in utilizing the proceeds of our initial public offering, we may make loans to the WFOE and the VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to the WFOE. In particular, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. Pursuant to currently applicable PRC regulations, the statutory limit for the total amount of foreign debts of a foreign-invested company such as the WFOE is either the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company or twice of the net worth of the foreign-invested company. Based on the current amount of total investment and registered capital, we anticipate that we will be able to transfer up to $18 million of net proceeds from our initial public offering in the form of shareholder loans without increasing the registered capital or total investment amount of the WFOE.

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

The lack of PCAOB inspections of audit work in foreign countries prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, investors would be deprived of the benefits of PCAOB inspections. To tackle this problem, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In essence, the HFCA Act requires the SEC to prohibit securities of any foreign company from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before a security may be prohibited from trading or delisted. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong.  On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China and Hong Kong. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, TPS Thayer, LLC, is headquartered in the U.S. and is subject to inspection by the PCAOB. It is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to us and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and related regulations, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

We only have control over the websites operated by the VIE through contractual arrangements. We do not own these websites in China due to the restriction of foreign investment in businesses providing value-added telecommunication services and internet audio-visual program services in China. This may significantly disrupt the business, subject us, the VIE or Wuxi Talent Home to sanctions, compromise the enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the Cyberspace Administration of China (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or “MIIT,” and the Ministry of Public Security). The primary role of this agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

The internet industry in China is highly regulated by the PRC government. The VIE and our PRC subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for the business operations in China and any failure to comply with these requirements may materially adversely affect the business and results of operations. Currently, the VIE, Wuxi Wangdao, holds (i) an ICP license for the websites, which is valid from December 29, 2018 to December 29, 2023 and is subject to annual review; (ii) a Publication Business Operation License for online distribution of course books or other course materials, including electronic version, to members of the platforms, which is valid from April 8, 2020 to March 31, 2024; and (iii) a Broadcasting and Television Programme Production and Operation License, for producing and distributing broadcasting and television programs (excluding topics and columns concerning current political affairs and news), which is valid from April 1, 2021 to February 24, 2025. Wuxi Talent Home, holds (i) an ICP license for the website, which is valid from March 25, 2020 to March 25, 2025, and is subject to annual review; (ii) a Human Resources Service license for proving information service concerning human resources, which is valid from May 21, 2019 to May 2024; and (iii) a Labor Dispatch Operating License for proving labor dispatching service with the PRC, which is valid from June 30, 2023 to June 29, 2026, and is subject to annual review. As advised by our PRC legal counsel, V&T Law Firm, based on its understanding of the current PRC law and regulations, (i) the VIE and our PRC subsidiaries have obtained all permissions and approvals that are required to obtain to operate their businesses in accordance with the PRC laws and regulations as of the date of this annual report; (ii) no permissions or approvals have been denied by relevant PRC government authorities concerning the VIE’s and our PRC subsidiaries’ operations till now; and (iii) the VIE and our PRC subsidiaries have never received any inquiry, notice, warning, or sanctions from any PRC government authorities regarding their operations as of the date of this annual report. However, we cannot assure you that the PRC government authorities would reach the same conclusion as our PRC legal counsel due to the continuously evolving of the PRC legal systems, including new interpretation and implementation of current PRC laws and regulations and new laws and regulations to be promulgated. Accordingly, the VIE and our PRC subsidiaries may be required to obtain additional licenses and permits or expand the authorized business scope covered under the licenses they currently hold for their operations in the future. For example, the contents the VIE use on its websites, primarily including the course materials, may be deemed “Internet cultural products,” and its use of those contents may be regarded as “Internet cultural activities,” thus the VIE may be required to obtain an Internet Culture Business Operating License for provision of those contents through the online platforms as currently there is no further official or publicly-available interpretation of those definitions. Also, providing content through Wuxi Wangdao’s online platform may be regarded as “online publishing” and may thus subject it to the requirement of obtaining an Online Publishing License. In addition, Wuxi Wangdao may be required to obtain an Internet Audio-Visual Programmes Service License for online distribution of audio or visual programs or contents. If Wuxi Wangdao fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of its operations.

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

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our Cayman Islands exempted company and who are known to us have initiated the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or the WFOE’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, the business operations and our ability to make distributions to you could be materially and adversely affected.

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

There has been limited application of SAT Bulletin 7 and SAT Bulletin 37 because these regulations were issued and came into force in February 2015 and December 2017, respectively. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on the financial condition and results of operations or such non-PRC resident investors’ investment in us.

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

Skillful Craftsman is a Cayman Islands exempted company and its wholly owned PRC subsidiary, Craftsman Wuxi, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, the VIE, Wuxi Wangdao, which holds the ICP License for www.kingwayup.com, operates the website. Wuxi Wangdao is 60% owned by Xiaofeng Gao and 40% owned by Lugang Hua. Both shareholders of Wuxi Wangdao are PRC citizens. Craftsman Wuxi entered into a series of contractual arrangements with Wuxi Wangdao and its shareholders, which enable Skillful Craftsman to:

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

If, as a result of our contractual arrangements with Wuxi Wangdao, we or Wuxi Wangdao is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC courts, arbitral tribunals or regulatory authorities, or we or Wuxi Wangdao fails to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of Craftsman Wuxi and/or Wuxi Wangdao;
●	discontinuing or restricting the conduct of any transactions between Craftsman Wuxi and Wuxi Wangdao;
●	limiting the business expansion in China by way of entering into contractual arrangements;
●	imposing fines, confiscating the income from Wuxi Wangdao, or imposing other requirements with which we or Wuxi Wangdao may not be able to comply with;
●	shutting down the servers or blocking the websites;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Wuxi Wangdao and deregistering the equity pledges of Wuxi Wangdao;
●	restricting or prohibiting our use of the proceeds of our offerings to finance the business and operations in China;
●	imposing additional conditions or requirements with which we or Wuxi Wangdao may not be able to comply with; or
●	taking other regulatory or enforcement actions against us that could be harmful to the business.

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

If the PRC tax authorities determine that our Cayman Islands exempted company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ordinary shares.

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

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines after their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

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

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

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

Our ordinary shares may continue to trade below $5.00 per share in the future. As a result, our ordinary shares would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our ordinary shares could be considered to be a “penny stock,” A penny stock is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of brokers/dealers to sell our ordinary shares, and may negatively affect the ability of holders of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Sales by the selling shareholder of the ordinary shares could adversely affect the trading price of our ordinary shares.

We have registered with the registration statement on Form F-3 (File No. 333-259498) filed with the SEC on September 13, 2021, as amended, for the resale of 2,900,000 ordinary shares issued by us to the selling shareholders according to certain equity transfer agreement. The ordinary shares registered by this registration statement represent approximately 18.8% of our issued and outstanding ordinary shares as of the date of this annual report, which but exclude ordinary shares being registered hereunder. Consequently, the resale of all or a substantial portion of the ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decrease and may make it difficult for us to sell our equity securities in the future at a time and upon terms we deem appropriate.

In addition, our issuance of these ordinary shares has caused the proportionate ownership interest in us of our existing shareholders, to decrease, with a corresponding decrease in the relative voting power of such existing shareholders.

Raising additional capital may cause dilution to our holders, restrict the operations or require us to relinquish rights to the technologies or product candidates.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2023, we believe that we were classified as a passive foreign investment company, for the taxable year ended March 31, 2023. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. In addition, the law is unclear, but we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

As of the date of this report, our executive officers and directors, together with our principal shareholders, beneficially own approximately 7,525,000 ordinary shares, or approximately 48.7% of our outstanding ordinary shares.

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

As an exempted company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we rely on home country practice exemption with respect to the requirement for an annual general meeting for shareholders and did not hold an annual general meeting in the fiscal year ended March 31, 2023. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not rely on our home country’s practice with respect to corporate governance matter under Nasdaq rules, except for the annual meeting requirement as discussed above. However, if we choose to follow additional home country’s practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

4.A.    History and Development of the Company

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, was incorporated on June 14, 2019 under the laws of Cayman Islands as an exempted holding company. Our wholly owned subsidiary, Easy Skills Technology Limited, is a limited liability company formed under the laws of Hong Kong. The wholly owned subsidiary of Easy Skills Technology Limited, Skillful Craftsman Network Technology (Wuxi) Co., Limited, or Craftsman Wuxi, is a limited liability company formed under the laws of the PRC. Craftsman Wuxi currently has a wholly owned subsidiary, Shenzhen Qianhai Jisen Information Technology Ltd., a limited liability company formed under the laws of the PRC, a 75% owned subsidiary Le First Skilland Pte. Ltd., a limited liability company incorporated under the laws of Singpore, a 40% owned subsidiary Wuxi Kingway Cloud Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC and a minority owned subsidiary, Wuxi Talent Home Information Technology Co., Ltd, a limited liability company formed under the laws of the PRC.

We began operations in China in 2013 and currently conduct the business through our subsidiaries and variable interest entity, Wuxi Kingway Technology Co., Ltd. In 2013, Wuxi Kingway Technology Co., Ltd., or Wuxi Wangdao, was formed under the laws of the PRC to primarily engage in the business of online education and technology services. Due to restrictions imposed by PRC law on foreign ownership of companies engaged in the online value-added telecommunications business, we do not own any equity interest in the operations of Wuxi Wangdao. Instead, Skillful Craftsman relies on a series of VIE Agreements among Craftsman Wuxi, Wuxi Wangdao and Wuxi Wangdao’s nominee shareholders to consolidate the financial results of Wuxi Wangdao in the consolidated financial statements in accordance with U.S. GAAP. Skillful Craftsman relies on dividends and other distributions paid to it by Craftsman Wuxi, the WFOE, which in turn depends on the service fees paid to the WFOE from Wuxi Wangdao pursuant to the VIE Agreements. If Wuxi Wangdao and its shareholders fail to perform their obligations under the VIE Agreements, we could be limited in our ability to enforce the VIE Agreements and lose our ability to consolidate Wuxi Wangdao’s financial results in our consolidated financial statements in accordance with U.S. GAAP. Wuxi Wangdao contributed to 100%, 97.2% and 94.0% of our consolidated revenue for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. It contributed to 87% of the consolidated assets and 93% of the consolidated liabilities as of March 31, 2021, 86% of the consolidated assets and 90% of the consolidated liabilities as of March 31, 2022, 86% of the consolidated assets and 88% of the consolidated liabilities as of March 31, 2023. We do not have unfettered access to revenue of the WFOE and variable interest entity due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment.

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

On January 28, 2022, Wuxi Wangdao entered into an equity transfer agreement, or the Wuxi Talent Agreement to acquire 60% equity interest in Wuxi Talent Home Information Technology Co., Ltd., or Wuxi Talent Home, a flexible staffing platform, for a consideration consisting of RMB15 million (approximately US$2.37 million) in cash and 791,667 ordinary shares that are to be newly issued by Skillful Craftsman. On February 23, 2022, Craftsman Wuxi entered into a supplementary agreement with Wuxi Wangdao, Wuxi Talent Home and certain of its shareholders. Pursuant to the supplementary agreement, Craftsman Wuxi became the new transferee, replacing the Wuxi Wangdao, to acquire 60% equity interest in Wuxi Talent Home under the Wuxi Talent Agreement. The transaction has been unanimously approved by our board of directors and closed in May 2022. On July 21, 2023, Skillful Craftsman Network Technology (Wuxi) Limited (“Craftsman Wuxi”), a wholly owned subsidiary of Skillful Craftsman Education Technology Limited (the “Company”), Wuxi Talent Home Information Technology Co., Ltd. (“Talent Home”) and certain shareholders of Talent Home (the “Shareholders”) entered into an Amendment Agreement (“Amendment Agreement”) to the Equity Transfer Agreement, which was originally entered by the parties on January 28, 2022 and supplemented by a Supplementary Agreement on February 23, 2022. Pursuant to the Amendment Agreement, parties agreed that: (i) the cash transfer price that has been paid by Craftsman Wuxi shall be used as investment in Talent Home for 35% of all equity interest of Talent Home; (ii) the Shareholders will not transfer any of their equity interest of Talent Home to Craftsman Wuxi; and (iii) all the ordinary shares issued by the Company to the Shareholders as a part of the purchase price stipulated in the original Equity Transfer Agreement shall be returned to the Company for cancellation which was completed by transfer agent of the Company on July 27, 2023.

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

4.B.    Business Overview

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

The WFOE’s minority owned subsidiary, Wuxi Talent Home, is a service provider in the field of flexible employment. It has developed a platform to facilitate the employment of flexible workers, which meets both employers’ demand for skilled workers and talents’ demand for work opportunities. The platform also offers customized services to employers, helping them improve management and operational efficiency. On March 30, 2023, the Company established a 75% owned subsidiary in Singapore, Le First Skillland Pte. Ltd, to facilitate the Company’s global business development of vocational education. Currently, Le First Skillland Pte. Ltd. is in the stage of business development. On June 28, 2023, the VIE established a 40% owned subsidiary Wuxi Kingway Cloud Technology Co., Ltd., which will focus on human resources and technology related services.

Our revenue was $29.2 million in the fiscal year 2021, $23.1 million in the fiscal year 2022 and $10.9 million in the fiscal year 2023. The VIE contributed to 100%, 97.2% and 94.0% of our consolidated revenue for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Revenue from the online education services provided by the VIE accounted for 99.3%, 96.5%, and 93.6%, respectively, of the revenue for the fiscal years ended March 31, 2021, March 31, 2022 and March 31, 2023. Revenue from technology services provided by the VIE accounts for the balance for the fiscal years ended March 31, 2021, and together with revenue from services provided by Jisen Information accounts for the balance for the fiscal years ended March 31, 2022 and March 31, 2023.

In addition, the consolidated entities within our group are also actively exploring new opportunities in the vocational education market. For example, the VIE is working with Jisen Information to develop a Meta-Factory platform to provide online simulation training bases for vocational education colleges, employment centers and manufacturing training bases in China, by leveraging Metaverse technology, big data analytics, cloud technology and augmented reality simulation teaching capabilities. The VIE made a minority investment in August 2021 in Hunan Medical Star Technology Co., Ltd., a company committed to developing an online education platform to provide doctors and medical school students in Hunan Province with education services in traditional Chinese medical science, and acquired 3% equity interest in Fujian Pingtan Ocean Fishery Corporation in January 2022 to explore the possibility of jointly establishing a school focusing on supply chain management of ocean fishery products. Upon the acquisition of a minority stake in Wuxi Talent Home, Craftsman Wuxi also entered the talent services industry to provide flexible staffing and labor outsourcing services to customers. In March 2023, the Company established a 75% owned subsidiary Le First Skillland Pte. Ltd. in Singapore to facilitate the Company’s global business development of vocational education.Currently, Le First Skillland Pte. Ltd. is in the stage of business development. On June 28, 2023, the VIE established a 40% owned subsidiary Wuxi Kingway Cloud Technology Co., Ltd., which will focus on human resources and technology related services.

The Services

Online Education Services

The VIE’s online education services primarily comprise two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Through the platform, virtual simulation technology training offers students the opportunity to conduct experiments in a virtual environment as part of their curricula. Meanwhile, the VIE has been dedicated to expanding the services to address subjects required by the “1+X” policy of the MOE.

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

The bulk of the VIE’s revenue is generated from fees paid by registered members of the education platforms. The VIE also generates revenue from technology services to private companies and government agencies. Since it launched the first online education platform in 2014, the number of registered members of the platforms has grown substantially from 0.7 million as of December 31, 2014 to 83.4 million as of March 31, 2021 and 99.3 million as of March 31, 2022 and 115.1 million as of March 31, 2023. The number of fee-paying members, including registered members of the vocational training platform and the virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 3.1 million as of March 31, 2020. Due to the intensified competition in the vocational education market in China, the number of fee-paying members decreased to 1.6 million as of March 31, 2021 and 1.2 million as of March 31, 2022 and 0.3 million as of March 31, 2023.

Technology Services

In addition to online education services, the VIE also provides technology services to clients, comprising government agencies, academic institutions and private clients such as education service companies. The services it provides include software development and maintenance, hardware installation and testing and related consulting and training services. For the fiscal years ended March 31, 2021, 2022 and 2023, revenue generated from technology services was  $213,283, $766,676 and $712,004, respectively.

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

We believe that the combination of these three platforms allows the VIE to address the online education demands of different groups of the target customers, ranging from college students to workers and reemployment groups in both rural and urban areas of the PRC. Additionally, the free lifelong education public service platform gives the VIE access to target user groups for the fee charging platforms by offering such users the opportunity to initially experience the training materials and services without paying a fee, which gives them the opportunity to become a fee-paying member of the vocational training and virtual simulation experimental training platforms by paying flat-rate annual fees for more systematic and sophisticated online training services. As of March 31, 2021, 2022 and 2023, approximately 8.3%, 8.5% and 7.55% of users of the lifelong public service platform became fee-paying users of the vocational training and virtual simulation experimental training platforms.

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

Flexible Employment Service Platform

Craftsman Wuxi owns 35% of equity interest in Wuxi Talent Home, a service provider in the field of flexible employment. Wuxi Talent Home has developed a platform to facilitate the employment of flexible workers, which meets both employers’ demand for skilled workers and the talent’s demand for work opportunities. Leveraging the benefit of mobile internet and big data technology, the platform provides talent with integrated services covering the whole employment process from job hunting to employment, which helps the talent to increase their income and realize personal value. The platform also offers customized services to employers, helping them improve management and operational efficiency and effectively control their operating costs.

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

Vocational training courses are offered to vocational training students as well as other groups that are interested in vocational training, such as workers in rural and urban areas of the PRC. Registered members of the platform can access pre-recorded training materials by paying an annual fee. The VIE currently has approximately 1.2 million fee paying members using the vocational training platform, each of whom pays an annual fee of RMB100 (approximately $14.52).

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

Historically, the VIE cooperated with Jimei University to develop vocational training course materials and virtual simulation experimental training materials. See “Item 10. Additional Information—C. Material Contracts—Cooperation Agreement with Jimei University” for more details about the cooperation agreement between the VIE and Jimei University. Under the cooperation, Jimei University produced recorded lectures of its faculties, and the VIE uploaded such recorded lessons to the platform. All the recorded lessons produced under the cooperation have been delivered, and currently, the parties work with each other to ensure the members’ smooth access to these programs. In the future, the VIE may directly engage teachers to provide teaching sessions in addition to developing content through cooperation with universities and other academic institutions. The VIE currently has approximately 5,758 registered members using the virtual simulation experimental training programs, each of whom pays a quarterly fee of RMB300 (approximately $43.57).

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

Based on the amount of fees the VIE charges and the types of services it provides, its platform users are divided into three categories: regular members, VIP members and SVIP members. Regular members are not required to pay a fee and only have access to materials on the lifelong education public service platform. VIP members have access to materials on the lifelong education public service platform and vocational training platform by paying a flat-rate annual fee and SVIP members have access to all the platforms by paying a quarterly fee at a higher rate. See “—Fees and Payments” in this annual report. The number of fee-paying users was approximately 1.6 million as of March 31, 2021, 1.2 million as of March 31, 2022 and 0.3 million as of March 31, 2023.

Fees and Payments

For the VIP members, the VIE charges a flat annual fee of RMB100 (approximately $14.52) per member for access to the lifelong education platform and the vocational training platform. For the SVIP members who have access to all platforms operated by the VIE, including the virtual simulation experimental training, the VIE charges a flat fee of RMB300 (approximately $43.57) per member per quarter. The initial payment of such fees is due upon registration and subsequent payments are due at the beginning of each year or month within the membership period. The VIE also reviews and adjusts the fee structure based on market demands for the services and industry trends. The members can log into their accounts on the platforms and pay annual fees via online banking. The members cannot request a refund of their annual and quarterly membership fees.

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

Intellectual Property

The intellectual property rights of the VIE and our subsidiaries distinguish their courses and services from those of the competitors and contribute to their ability to compete in the target markets. These entities rely on a combination of copyright law, trade secret protection and employment and confidentiality agreements with executive officers and most other employees, to protect their intellectual property rights. The employment agreements with the executive officers contain confidentiality and non-disclosure clauses that impose confidentiality obligations on the executive officers at all times during and after their employment. Furthermore, the executive officers acknowledge, pursuant to the employment agreements, that copyrightable works prepared by them within the scope of and during the period of their employment are “works for hire” and that the employer will be considered the author thereof. In addition, certain key employees are required to enter into separate confidentiality agreements under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment, pursuant to job assignments or using employer’s materials and technology, or during the one year after their employment that relates to their employment, are the employer’s property and they should assign the same to the employer if the employer so requires. We also regularly monitor any infringement or misappropriation of our or VIE’s intellectual property rights.

The VIE has registered 45 software copyrights in relation to their platforms with the National Copyright Administration of the PRC. The VIE has also registered three domain names relating to its business, including the www.kingwayup.com, www.kingwayedu.cn and kingwayedu.net websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Wuxi Talen Home has registered five copyrights, five trademarks and one domain name, rczj.cn, in the PRC. Jisen Information has registered two copyrights in the PRC.

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

We believe that the VIE and our subsidiaries are well-positioned to effectively compete in markets in which they respectively operate on the basis of the innovative education platform, broad scope of course offerings, expertise in vocational training and experienced management team. However, some of their current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than they do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Industry”.

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

On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, or the Securities Activities Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities.

On February 17, 2023, CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and five supporting guidelines (collectively, the “New Overseas Listing Rules”), which were formally implemented on March 31, 2023.  According to the New Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three working days after such application is submitted.

On the same day, the CSRC held a press conference for the release of the New Overseas Listing Rules and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have been listed on a foreign stock exchange prior to the effective date of the New Overseas Listing Rules are not required for the filing procedure immediately but are required to go through the filing procedure for any future overseas offerings; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the New Overseas Listing Rules, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in Hong Kong or the completion of registration in the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they are required to file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC jointly with other government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Archives Rules, as a supporting rule to the New Overseas Listing Rules, effective on March 31, 2023. Pursuant to the Overseas Listing Archives Rules, domestic companies that seek to offer or list securities overseas directly or indirectly, and securities companies and securities related service providers providing services to such domestic companies shall establish confidentiality and archives administration system, adopt requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge state secrets and state agencies’ work secrets, or harm state and public interests. The Overseas Listing Archives Rules provides, among others, that before providing or disclosing any document or material, which involves state secrets or state agencies’ work secrets, domestic companies shall apply to the competent government authorities for approval and file with the secrecy administration authorities for the record.

4.C.    Organizational Structure

The following chart reflects our organizational structure as of the date of this annual report. For descriptions of our subsidiaries and variable interest entity, please see “Item 4. Information on the Company—A. History and Development of the Company.”

XIAOFENG GAO
LUGANG HUA
XUEJUN JI
OTHER NON-AFFILIATE SHAREHOLDERS
IPO INVESTORS
SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED (Cayman Islands)
75%
100%
LE FIRST SKILLAND PTE. LTD (Singapore)
EASY SKILLS TECHNOLOGY LIMITED (Hong Kong)
Outside China
Inside China
100%
SKILLFUL CRAFTSMAN NETWORK TECHNOLOGY (WUXI) LIMITED
100%
SHENZHEN QIANHAI JISEN INFORMATION TECHNOLOGY LTD.
WUXI KINGWAY TECHNOLOGY CO., LTD.
60%
40%
XIAOFENG GAO*
LUGANG HUA*
Equity Interest
Contractual Arrangement

* Xiaofeng Gao and Lugang Hua are shareholders of Wuxi Kingway Technology Co., Ltd. Mr. Gao and Mr. Hua have entered into a series of variable interest entity agreements with Easy Skills Technology Limited, as a result of which Easy Skills Technology Limited has gained the power, rights and obligations equivalent to those of equity owners.

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

The VIE, Wuxi Wangdao, is a provider of online education and technology services in China. While the education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, the VIE has been focusing on vocational education since its inception in 2013. The VIE currently provides approximately 642 vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction. It also provides technology services, including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC. Revenue from the online education services accounted for 93.6%, 96.5%, and 99.3%, respectively, of the revenue for the fiscal years ended March 31, 2023, March 31, 2022 and March 31, 2021, and revenue from technology services accounts for the balance.

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

Moreover, the WFOE’s wholly owned subsidiary, Jisen Information, is a provider of integrated financial education services. Jisen Information currently has business relations with five universities and colleges in China and offers several financial investment courses to students at these universities and colleges through its financial investment education platform, including introduction to the global securities market, basic securities knowledge, fundamental analysis and technical analysis, among others. Jisen Information also arranges live lectures and case studies by financial experts, analysts and professional traders for the students. The WFOE’s minority owned subsidiary, Wuxi Talent Home, is a service provider in the field of flexible employment. It has developed a platform to facilitate the employment of flexible workers, which meets both employers’ demand for skilled workers and talents’ demand for work opportunities. The platform also offers customized services to employers, helping them improve management and operational efficiency.

The bulk of our revenue is generated from fees paid by registered members of the education platforms to the VIE. The VIE also generates revenue from technology services to private companies and government agencies. Since it launched the first online education platform in 2014, the number of registered members of the platforms has grown substantially from 0.7 million as of December 31, 2014 to 83.4 million as of March 31, 2021, 99.3 million as of March 31, 2022 and 115.1 million as of March 31, 2023. The number of fee-paying members, including registered members of the vocational training platform and the virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 3.1 million as of March 31, 2020. Due to the intensified competition in the vocational education market in China, the number of fee-paying members decreased to 1.6 million as of March 31, 2021, 1.2 million as of March 31, 2022 and 0.3 million as of March 31, 2023. Our revenue was $28.6 million in the fiscal year 2020, $29.2 million in the fiscal year 2021, $23.1 million in the fiscal year 2022 and $10.9 million in the fiscal year 2023.

Impact of COVID-19

Since the beginning of 2020, the COVID-19 pandemic has had material and adverse economic and social impacts around the world. Many enterprises in China closed offices and business facilities and required employees to work from home during the outbreak of COVID-19 between 2020 and 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and certain disruption in our business operations in December 2022 and January 2023. As the date of this report, the Chinese government has loosened its policy and there is no control measures due to COVID-19. However, the situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new variants. We will continue to closely monitor the situation throughout 2023 and beyond.

Due to the long-term impact of the COVID-19 pandemic, some online education platforms started to offer free access to their resources to drive more traffic on their platforms. The MOE also launched a national smart education platform for vocational education open to the public for free. These free resources comprise courses and skill trainings mainly designed for college students in China, the VIE’s major customer group, and overlap with the VIE’s course offerings in certain subjects. As a result, the VIE has experienced substantial decreases in the customer traffic on its platforms and the number of its fee-paying members. The VIE’s vocational education business has been adversely affected, which is reflected in a decline in revenue in the fiscal year ended March 31, 2023.

To mitigate the impact of the COVID-19 pandemic on our and the VIE’s existing business, we and the VIE have taken measures to continuously improve the content of existing courses and develop featured courses to enlarge the customer base and remain competitive in the online vocational education industry. In August 2021, the VIE invested in a joint venture, Medical Star, to collaboratively develop courses in the traditional Chinese medicine science. Jisen Information focuses on course content improvement and development and launch financial investment courses on the VIE’s education platforms to attract more fee-paying members. Meanwhile, the WFOE acquired minority interest of Wuxi Talent Home and entered the talent service industry to achieve synergies between the education and training business and talent service business. With these efforts, we expect to diversify the service offerings and monetization opportunities to improve our revenue and profitability.

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

The ability to continuously increase paid course enrollments

Our revenue primarily consists of fees paid by registered members of the education platforms operated by the VIE, and thus the growth in revenue is primarily driven by the increase in paid course enrollments. The VIE experienced a decrease in the number of fee-paying members, from 1.6 million as of March 31, 2021 and further to 1.2 million as of March 31, 2022 and 0.3 million as of March 31, 2023. The decrease was primarily due to the impact of COVID-19 and some market players’ providing education resources for free, which adversely impacted the VIE’s ability to attract new students and increase paid course enrollments. As a result, we experienced a significant decline in our revenue in the fiscal year 2022 and 2023, from $29.2 million in the fiscal year 2021 to $23.1 million in the fiscal year 2022 and $10.9 million in the fiscal year 2023. Facing fiercer competition, the VIE remains committed to developing high-quality courses to attract more paying students. The VIE will continue to improve the brand reputation and enhance the students’ learning experience through enriching the course offerings, enhancing the brand reputation and refining the technology. In the meantime, the VIE will continue to improve its ability to convert sales leads into paid course enrollments cost-effectively.

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

The ability to integrate the acquired businesses

As part of our efforts to diversify the business, Craftsman Wuxi acquires 35% equity interest in Wuxi Talent Home and entered the talent service industry. We plan to extend the service offerings to other aspects along the value chain of the vocational education industry and talent service industry. The success of such business plan depends on our ability to effectively integrate the acquired business to achieve synergies between the vocational education business and the talent service business.

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

The VIE’s planned expansion of virtual experimental training program offerings may result in substantial demands on the management, operational, technological, financial and other resources and increase the operating expenses, primarily expenses to be incurred in order to access additional training programs. The VIE’s current virtual experimental training materials were provided by Jimei University pursuant to the existing cooperation agreement. In order to efficiently manage costs in connection with the expansion of its virtual experimental training program, the VIE has been seeking cooperation with academic institutions such as Jiangsu Education Management Information Center and Jiangsu Audio-visual Education Center in order to access additional virtual experimental training programs developed by these institutions at a competitive price. However, the cooperation has been postponed due to the outbreak of the COVID-19 pandemic in 2022 and increased infection cases in early 2023 due to the ease of strict control policy in China and the VIE proactively communicates with these institutions to work out a feasible schedule for all parties. If the VIE ultimately fails to enter into cooperation with these intuitions or otherwise obtain training materials at relatively low costs, the ability to manage costs and expenses will be adversely affected.

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

The KPIs we consider and the results for each of fiscal years ended March 31, 2022 and 2023 are set forth in the table below.

	For the Year Ended March 31,
	2023	2022	Change
	Number/US$	Number/US$	%
Number of Fee-Paying Members(1)	245,941	1,233,832	(80)
Revenue	11,323,744	23,050,619	(51)
Net (Loss) /Profit	(20,906,985)	(1,400,292)	1,393
(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing the VIE’s platforms as of the end of the applicable period.

We experienced a decrease in fee-paying members (80%) and a decrease in revenue (51%) in the fiscal year 2023 compared with the fiscal year 2022, primarily due to the intensified competition in the vocational education market in China and the depressed economic environment. In the fiscal year 2023, certain competitors and governmental authorities provided students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services. We experienced an increase in net loss (1393%), primarily due to a decrease in revenue, an increase in cost of revenue and operating expenses and the impairment of intangible asset, property, plant and equipment and long term investment for the fiscal year 2023.

The KPIs we consider and the results for each of fiscal years ended March 31, 2021 and 2022 are set forth in the table below.

	For the Year Ended March 31,
	2022	2021	Change
	Number/US$	Number/US$	%
Number of Fee-Paying Members(1)	1,233,832	1,623,093	(24)
Revenue	23,050,619	29,168,546	(21)
Net (Loss) /Profit	(1,400,292)	3,498,005	N/A
(2)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing the VIE’s platforms as of the end of the applicable period.

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

Results of Operations

Year Ended March 31, 2023 as Compared to Year Ended March 31, 2022

	For the Year Ended March 31,		Change
	2023	2022	Amount
	US$	US$	US$	%
Revenue	11,323,744	23,050,619	(11,726,875)	(51)
Cost of revenue	(27,300,890)	(17,673,199)	(9,627,691)	(54)
Gross profit	(15,977,146)	5,377,420	(21,354,566)	(397)
Operating expenses
Sales and marketing expenses	(464,209)	(1,794,510)	1,330,301	(74)
General and administrative expenses	(3,659,533)	(4,144,301)	484,768	(12)
Total operating expense	(4,123,742)	(5,983,811)	1,860,069	(31)
Other income (expenses)
Interest income	70,909	66,251	4,658	7
Interest expense	(819,219)	(217,041)	(602,178)	277
Investment loss, net	724,428	(166,334)	890,762	(536)
Foreign currency exchange loss	(198,808)	(96,131)	(102,677)	107
Government grant	272	1,157	(885)	(76)
Impairment loss	(306,595)	—	(306,595)	100
Other income (expenses), net	145,828	181,817	(35,989)	(20)
Income (Loss) before tax	(20,484,073)	(791,672)	(19,692,401)	2,487
Income tax expense	(422,912)	(608,620)	185,708	(31)
Net profit (Loss)	(20,906,985)	(1,400,292)	(19,506,693)	1,393

Revenue

Revenue decreased by 51% from $23.1 million for the fiscal year 2022 to $11.3 million for the fiscal year 2023. The decrease in revenue was primarily due to a 55% decrease in revenue generated from online education services from $22.3 million for the fiscal year 2022 to $10.2 million for the fiscal year 2023. The decrease in the revenue from the online education services was primarily due to a decrease in online VIP membership revenue from $18.0 million in the fiscal year 2022 to $8.0 million in the fiscal year 2023, as a result of the intensified competition in the vocational education market in China. In the fiscal year 2022 and 2023, certain competitors started to provide students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services.

Cost of Revenue

Cost of revenue increased from $17.7 million in the fiscal year 2022 to $27.3 million in the fiscal year 2023, representing an increase of $9.6 million, or 54%. The increase of cost of revenue was mainly caused by an increase of the impairment of intangible asset for the amount of $8.1M, and the impairment for property, plant and equipment for the amount of $5.7M, which was offset by (i) a decreased maintenance service fee of $1.0 million comparing with last year’s VIE’s purchase of one-year maintenance services from Wuxi Institute of Technology in April 2021, (ii) a decrease of $3.5 million depreciation of the newly purchased equipment and intangible assets, and (iii) the fluctuations in the foreign exchange rate of RMB to US dollars.

Operating Expenses

Operating expenses decreased from $6.0 million for the fiscal year 2022 to $4.1 million for the fiscal year ended March 31, 2023, representing an decrease of $2.0 million, or 31%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses decreased from $1.8 million for the fiscal year 2022 to $0.5 million for the fiscal year ended March 31, 2023. The decrease was mainly because (1) a $1.1 million decrease of service fee, mainly the amortization of the telecommunications service fee, caused by the expiration of three operators in June 2021, April and July 2022, respectively;(2) a $0.3 million decrease of the promotion fee.

General and administrative expenses decreased by 12% to $3.6 million for the fiscal year 2023 from $4.1 million for the fiscal year 2022. The decrease was mainly because the cost saving policy that the Company decreased the related employees’ salary and bonus.

Investment Loss, Net

Net investment income increased from a loss of $0.2 million for the fiscal year 2022 to an income of $0.7 million for the fiscal year 2023, representing an increase of $0.9 million, or 536%. The increase was primarily because the VIE’s investments in Fujian Pingtan Ocean Fishery Corporation for about $0.7 million.

Other Income (Expense)

Net other expense was $0.15 million for the fiscal year ended March 31, 2023, compared with net other income of $0.2 million for the fiscal year ended March 31, 2022, and there’s little difference between them.

Income (Loss) Before Tax

Loss before tax was $20.5 million for the fiscal year 2023, compared with loss before tax of $0.79 million for the fiscal year 2022.

Net Profit (Loss)

As a result of the foregoing, we had a net loss of $20.9 million for the fiscal year 2023, representing a change of $19.5 million from a net loss of $1.4 million for the fiscal year 2022.

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

5.B.    Liquidity and Capital Resources

As of March 31, 2023, March 31, 2022 and March 31, 2021, we had cash and cash equivalents of $21.0 million, $23.8 million and $17.5 million, respectively. To date, we have financed the VIE’s operations primarily through net cash flow from operations and the net proceeds of our initial public offering and convertible bonds.

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

In addition to limitations of the contractual arrangements, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIE’s ability to transfer cash. Under our current corporate structure, we rely on dividend payments from the WFOE to fund any cash and financing requirements we may have. Current PRC regulations permit the WFOE to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its respective registered capital. The WFOE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. Furthermore, if the WFOE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WFOE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

In assessing our liquidity, we monitor and analyze our cash on hand, the ability to generate sufficient revenue sources in the future and the operating and capital expenditure commitments. For the years ended March 31, 2021, 2022 and 2023, the operating activities generated positive cash flows. We have historically funded the working capital needs from operations and advances from shareholders. Since the fiscal year 2022, certain competitors and governmental authorities started to provide students with free access to their online education platforms due to the long-term impact of the COVID-19 pandemic, resulting in a decrease in the number of fee-paying members of the VIE, which materially and adversely impacted our cash inflow from operating activities for the fiscal year 2023. The governmental authorities are expected to provide free resources through their online education platforms on a continued basis, which may result in a further decrease in the number of fee-paying members of the VIE. We expect the adverse impact of such intensified competition to continue in the future. However, this assessment may change, depending on the effect of the measures that we and the VIE have taken to mitigate the adverse impact of the COVID-19 pandemic and competitions from free access to certain online education platforms by competitors and government and the whole economic atmasphere. We will closely monitor and assess its future developments. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19.”

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

Statement of Cash Flows

Year Ended March 31, 2023 as Compared to Year Ended March 31, 2022

	For the Year Ended March 31,
	2023	2022
	US$	US$
Net cash (used)/generated from operating activities	(2,558,438)	4,828,933
Net cash used in investing activities	(300,631)	(13,595,605)
Net cash generated from financing activities	1,000,000	14,809,302
Effects of exchange rate changes on cash	(976,270)	338,135
Net cash inflow	(2,835,339)	6,380,765

Net Cash Generated from Operating Activities

	For the Year Ended March 31,
	2023	2022
	US$	US$
Net cash generated from operating activities	(2,558,438)	4,828,933
Cash received of membership fees with service period within one-year	5,215,868	13,253,481
Cash received of membership fees with two-year service period	—	4,229,192
Cash received from other operating activities	1,484,884	931,581
Cash paid for goods and services	(4,908,053)	(6,076,431)
Cash paid for employees	(2,030,430)	(3,027,330)
Cash paid for income tax	—	(1,231,826)
Cash paid for other operating activities	(2,320,708)	(3,249,734)

For the year ended March 31, 2023, we had a cash outflow from operating activities of $1.7 million, a decrease of $6.6 million from a cash inflow of $4.8 million for the year ended March 31, 2022. The decrease was primarily due to the intensified competition in the vocational education market in China. In the fiscal year 2023, certain competitors provided students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members and cash received of membership fees from the fee-paying members. In addtion, the world economy has slowed down due to high interest rate and inflation, which has discouraged the expensing by consumers.

Net Cash Used in Investing Activities

	For the Year Ended March 31,
	2023	2022
	US$	US$
Net cash used in investing activities	(300,631)	(13,595,605)
Investment in long-term investment	—	(15,117,687)
Cash paid for purchases of intangible assets	—	(1,850,484)
Prepaid investment in a subsidiary	(300,631)	(1,732,775)
Cash paid for purchases of property and equipment	—	(512,797)
Investment in financial assets held for trading	—	—
Proceed from redemption of financial assets held for trading	—	5,563,030

For the year ended March 31, 2023, we had a cash outflow from investing activities of $0.3 million, a decrease of $13.3 million from a cash outflow of $13.6 million in the year ended March 31, 2022. The decrease was the combined impact of a decreased cash paid ($0.5 million) for property and equipment purchases, a decreased cash paid ($1.9 million) for intangible assets (software and software copyrights) purchases, proceeds from redemption of investment funds ($5.6 million), a prepaid investment in Wuxi Talent Home ($1.4 million) and a new long-term investment ($15.1 million) in Fujian Pingtan Ocean Fishery Corporation.

Net Cash Generated from Financing Activities

	For the Year Ended March 31,
	2022	2022
	US$	US$
Net cash generated from financing activities	1,000,000	14,809,302
Repayments of interest of long-term loan		—
Proceeds from long-term borrowings	—	14,809,302
Proceeds from convertible bond	1,000,000	—

For the year ended March 31, 2023, we had a cash inflow from financing activities of $0.2 million which was from the proceeds from convertible bond for $1 million, and the repayment of long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd for $0.8 million.

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

Material Cash Requirements

We lease premises under operating leases, which have terms within one year or two years. As of March 31, 2023, we had no obligation under financing lease requiring minimum rentals or off-balance sheet arrangements. As of March 31, 2023, we had one operating lease that will mature in one year.

On March 3, 2023, the Company issued a one-year convertible bond with the original principal amount of $1, 000,000.00 and 7% annual interest rate on a basis of a 360-day year. The Company has received the cash by the end of March 31, 2023.

As of March 31, 2022, Skillful Craftsman was obligated to provide an interest-free loan with the amount of $315,050 to Medical Star. And as of March 31, 2023, Skillful Craftsman paid the cumulative amount for $61,120.

In April, 2022, the Company prepaid the acquisition purchase price for the amount of $300,631 for Wuxi Talent Home.

There have been no material changes to our contractual obligations since March 31, 2023.

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

Recent Accounting Pronouncements

Please refer to Note 2 of the Consolidated Financial Statements included in Form 20-F for details of our recently issued accounting standards.

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

Increased Application of Technologies in Service Management

According to the 2021 New Vocational Education Industry Development Research Report by Equal Ocean Intelligence, in addition to the application of technologies in individualizing educational services, service providers will likely apply technologies to improve the management of their operations. For example, cloud computing technologies make it feasible for instant data sharing and application connecting. By utilizing cloud computing technologies, online education institutions can integrate the different aspects.

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

5.E.    Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. In the fiscal year ended March 31, 2023, we also made such judgments, estimates and assumptions, taking into consideration of the impact of the COVID-19 pandemic on the business. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

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

Name	Age	Position with our company
Xiaofeng Gao	52	Chairman of the Board of Directors and Co-Chief Executive Officer
Bin Fu	42	Co-Chief Executive Officer and Director
Dawei Chen	50	Chief Financial Officer
Lugang Hua	50	Chief Technology Officer
Bill Tang	49	Chief Strategy Officer
Huiqing Ye	71	Director
Steven Yuan Ning Sim	46	Director
Shaowei Zhang	39	Director

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

Executive Officers and Directors

Xiaofeng Gao, founder of our company, has been serving as the Chairman of our board of directors and Chief Executive Officer since June 2019 and has also been serving as the Executive Director and the Chief Executive Officer of the VIE, Wuxi Wangdao, since June 2013. He has more than 10 years of experience in company management. From March 2005 to December 2015, Mr. Gao served as Business General Manager of Wuxi Gaoda Environmental Technology Co., Ltd., a technology company in China. Mr. Gao served as a project manager and an engineer of China Metallurgical Equipment Corporation, a company specializing in manufacturing metallurgical equipment in China from July 1997 to February 2005. Mr. Gao received a bachelor’s degree in automation from Beijing Technology University in 1994 and a master’s degree in automation from Beijing Technology University in 1997. Mr. Gao is currently pursuing his doctorate degree in management from Beijing Technology University.

Bin Fu has been serving as our Co-Chief Executive Officer since May 2021 and one of our directors since June 2021. He has also been serving as one of the directors of Jisen Information since June 2021 and Le First Skilland Pte. Ltd. since March 2023. Mr. Fu has been dedicated to financial vocational education for more than 10 years. From July 2018 to April 2020, he served as the chief operating officer of Columbus Fintec, a leading SaaS provider that provides financial technology systems and software services in China. Mr. Fu was responsible for the overall operation and management of Columbus Fintec. During his tenure at Columbus Fintec, he presided over the design of the “G+ Smart Investment Risk Control System,” a breakthrough innovation by leveraging his profound understanding of the global financial market and professional trading field. From July 2016 to June 2018, Mr. Fu served as the chief trainer and chief risk officer at SilverStone Investment, where Mr. Fu actively explored cooperation opportunities with universities to cultivate more financial talents. Under his leadership, SilverStone Investment has collaborated with five universities and colleges in China, and introduced special financial training programs to more than 10,000 students. With extensive industry experience and strategic vision, Mr. Fu has provided financial adviser services to a number of listed educational companies. Mr. Fu has a bachelor’s degree in computer science from Beihang University, and a master’s degree from the National University of Defense Technology.

Dawei Chen has been serving as our Chief Financial Officer since August 2021 and served as our Chief Strategy Officer from January 2021 to August 2021. Mr. Chen has also been serving as one of the directors of Le First Skilland Pte. Ltd. since March 2023. Prior to joining our company, Mr. Chen had taken several senior positions in leading multinational corporations and consulting firms, where he gained extensive experience in strategic planning and management consultancy. Over the past ten years, Mr. Chen focused on equity investment, with more than 20 successful IPOs and M&A transactions mainly in education, high-end manufacturing, IT infrastructure, Blockchain technology, and e-commerce. Additionally, Mr. Chen served as a senior consultant for several Chinese companies listed abroad and took key roles in financing advisory and investor relations. Mr. Chen holds a bachelor’s degree from Beijing University of Posts and Telecommunications (BUPT), a Master of Engineering degree from Beijing Jiaotong University (BJTU) and an MBA degree from Concordia University in Canada.

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

6.B.    Compensation

For the fiscal years ended March 31, 2023, we paid an aggregate of $989,847 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate his employment without cause upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of one month of base salary as of the date of such termination for each year that employee has worked in the Company (which is any period longer than six months but no more than one year) and a cash payment of half month of base salary as of the date of such termination for any period of employment no more than six months, provided that the total severance payments shall not exceed twelve months of base salary.

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

Board Diversity Matrix (as of August 11, 2023)
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

The Board currently does not have a member who self-identifies as female or self-identifies as either an underrepresented minority or LGBTQ+. The Board currently consists of five members who have extensive experiences in vocational education business in China and/or capital market and public companies experience in the U.S., which are crucial to our operations and business.  The Company is in the process of searching a candidate who has a diversified background as a female, minority or LGBTQ+ as well as extensive experiences in either vocational education business in China or in the capital market in U.S. with reasonable compensation reqirement for a company like our size. The Company expects to add a female, or a minority or a LGBTQ+ member to the Board as soon as it finds the suitable candidate.

6.D.    Employees

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

We believe that we, our subsidiaries and the VIE maintain a good working relationship with the employees, and none of us, our subsidiaries and the VIE has experienced any significant labor disputes. As of the date of this report, none of the employees belongs to any union.

6.E.    Share Ownership

As of August 11, 2023, 15,449,451 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 15,449,451 ordinary shares outstanding as of August 11, 2023.

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 11, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary shares
	beneficially owned
	Number	%
Directors and Executive Officers(1):
Xiaofeng Gao	3,870,000	25.1
Bin Fu	—	—
Lugang Hua	900,000	5.8
Dawei Chen	—	—
Bill Tang	—	—
Shaowei Zhang	—	—
Huiqing Ye	—	—
Steven Yuan Ning Sim	—	—
All directors and executive officers as a group	4,770,000	30.9

Principal Shareholders:
Xiaofeng Gao	3,870,000	25.1
Xuejun Ji(2)	2,755,000	17.8
Lugang Hua	900,000	5.8
(1)	Unless otherwise noted, the business address of each of the directors and executive officers is Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC.

(2)	Information set forth above is based upon Mr. Xuejun Ji’s Schedule 13D filing with the SEC on March 16, 2022. The business address of Mr. Xuejun Ji is Floor 7, West Hall, Block B, Building 7, West Area 2, Shenzhen Bay Eco and Technology Park, Nanshan District, Shenzhen, Guangdong Province, PRC 518053.

None of our major shareholders have differing voting rights as of the date of this report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of August 11, 2023, a total of 7,015,000 ordinary shares are held under CEDE & CO and none record holders in the United States held our ordinary shares. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of our major shareholders.

7.B.    Related Party Transactions

Transactions with Related Parties

Since April 1, 2019, we have had transactions with three related parties, Xiaofeng Gao and Bin Fu, directors and executives of our Company, and Hunan Medical Star Technology Co., Ltd. ("Medical Star"), a minority owned joint venture of the Company.

Xiaofeng Gao paid the daily expenses in an aggregate amount of $3,178 to our company as working capital during the ordinary course of business in the fiscal year 2023 and executed loan advances in an aggregate amount of $2,443 to our company as working capital during the ordinary course of business in the fiscal year 2022. We made a repayment in the amount of $3,514 to Xiaofeng Gao in the fiscal year 2023.

Bin Fu extended loan advances in an aggregate amount of $45,762 and $43,693 to our company as working capital during the ordinary course of business in the fiscal year 2023 and 2022. We made no repayment in the amount Bin Fu in the fiscal year 2023 and a repayment in the amount of $7,802 to Bin Fu in the fiscal year 2022.

Our Company extended loan advances in an aggregate amount of $61,120 to Medical Star using for specific project development in the fiscal year 2023. We provided courseware services to Medical Star in an aggregate amount of $45,762 in the fiscal year 2023.

As of March 31, 2023, we had $42,946 in aggregate due to related parties.

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

8.A.    Consolidated Statements and Other Financial Information

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

8.B.    No Significant Changes

Except as disclosed elsewhere in this annual report, no significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

Item 9.	The Offer and Listing

9.A.    Offer and Listing Details

See “—C. Markets.”

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

10.B.    Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

Our authorized share capital consists of 500,000,000 ordinary shares, par value $0.0002 per share, and 1,000,000 preference shares, par value $0.0002 per share. As of the date of this report, 15,449,451 ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

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

Redemption of Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

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

Anti-Money Laundering – Cayman Islands

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

Data Protection – Cayman Islands

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

As a matter of Cayman Islands law, a director of a Cayman Islands exempted company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands exempted company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Cayman Islands law does not provide shareholders any right to put proposals before a general meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a general meeting. Other than this right to requisition a general meeting, our current articles of association do not provide our shareholders other rights to put a proposal before a meeting. As an exempted Cayman Islands exempted company, we are not obliged by law to call annual general meetings.

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

10.C.    Material Contracts

Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof:

Convertible Note Purchase Agreement

On March 2, 2023, the Company entered into a convertible note purchase agreement, under which the Company had sold and issued a convertible promissory note in a principal amount of US$1 million (the “Note”) to certain investor.

The Note will mature in one year following the issuance, bearing interest at the rate of 7% per annum which shall be payable on the maturity date. At any time after the issuance and before the maturity date, the Note is convertible, in whole or in part, into the ordinary shares of the Company (the “Ordinary Shares”) at the option of the holder thereof. If the closing bid price of the Ordinary Shares as reported by Nasdaq exceeds the conversion price for at least five consecutive trading days, all of the outstanding balance shall be automatically converted into Ordinary Shares. The conversion price is initially US$1.82 per Ordinary Share, subject to adjustment as set forth in the Note. Unless previously converted, the Company shall repay the outstanding principal amount plus all accrued but unpaid interest on the maturity date. The Note shall be an unsecured general obligation of the Company. On March 3, 2023, the Company issued a one-year convertible bond with the original principal amount of $1, 000,000.00 and 7% annual interest rate on a basis of a 360-day year. According to the note purchase agreement, if the closing bid price of ordinary shares of Company as reported by Nasdaq exceeds the Conversion Price at$1.82 per share for at least five consecutive days, all of the outstanding balances shall be automatically converted into ordinary shares (“Mandatory Conversion”). From March 27 to March 31, stock price exceeded $1.82 for five consecutive days, thus mandatory event was triggered on March 31, 2023, and the Company recorded this conversion into additional paid in capital for the year ended March 31, 2023, due to issuance of the common shares were not completed until subsequently after March 31, 2023. On April 3, 2023, the company issued 549,451 ordinary shares of par value $0.0002 per share at the conversion price of US$1.82 per the conversion terms to the lender, Fun and Cool Limited, with the total conversion amount in $1,000,000.

Warrants

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

On July 21, 2023, Craftsman Wuxi, a wholly owned subsidiary of Company, Wuxi Talent Home and certain shareholders of Wuxi Talent Home (the “Shareholders”) entered into an Amendment Agreement (“Amendment Agreement”) to the Equity Transfer Agreement, which was originally entered by the parties on January 28, 2022 and supplemented by a Supplementary Agreement on February 23, 2022. Pursuant to the Amendment Agreement, parties agreed that: (i) the cash transfer price that has been paid by Craftsman Wuxi shall be used as investment in Wuxi Talent Home for 35% of all equity interest of Wuxi Talent Home; (ii) the Shareholders will not transfer any of their equity interest of Wuxi Talent Home to Craftsman Wuxi; and (iii) all the ordinary shares issued by the Company to the Shareholders as a part of the purchase price stipulated in the original Equity Transfer Agreement shall be returned to the Company for cancellation, which was completed by transfer agent of the Company on July 27, 2023.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2023, we believe that we were classified as a passive foreign investment company, for the taxable year ended March 31, 2023. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects, including the fact that we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, and are deemed to own our pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.7720 in the year ended March 31, 2021 to US$1.00 for RMB6.4083 in the year ended March 31, 2022 and further to US$1.00 for RMB6.8855 in the year ended March 31, 2023. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in the business or results of operation.

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

Credit Risk

As March 31, 2023, we had cash of $21.0 million. Our cash was on deposit at financial institutions in the PRC and the United States where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

12.A.    Debt Securities

Not applicable.

12.B.    Warrants and Rights

Not applicable.

12.C.    Other Securities

Not applicable.

12.D.    American Depositary Shares

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

We received net proceeds of approximately US$13.36 million from our initial public offering. For the period from June 30, 2020 to March 31, 2023, we used approximately $3.05 million of these net proceeds for course development, platform improvements, research and development, human resources and other general corporate purposes. Additionally, $8 million of the net proceeds were invested in a third-party private fund in July 2020 and the investment was divested in March 2021 at a value of $5.7 million. We also used approximately $2.03 million of the net proceeds to invest in Medical Star and acquire 35% equity interest in Wuxi Talent Home. As disclosed in the prospectus of our initial public offering, we intend to use the remainder of the proceeds to continue (i) the development of 1+X online courses, (ii) the development of additional virtual simulation experimental programs, (iii) the development of mobile application for vocational education services; and (iv) the development of vocational education interaction platform and career advice services platform.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2023. In making its assessment, management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2023 considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our interim review and annual audit processes;
●	how adequately we complied with U.S. GAAP on transactions; and
●	how accurately we prepared supporting information to provide to our independent auditors on an interim and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2023 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Initiatives

For the fiscal year 2023, we continued to implement our preliminary remediation plan which was prepared to address the underlying causes of the material weakness described above. The preliminary remediation plan includes:

●	Reassessing the design and operation of internal controls over financial reporting, including interim and annual accruals cutoff procedures and review procedures related to information received from our outside consulting technical experts;

●	Engaging a third party consultant with U.S. GAAP knowledge and SEC reporting experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP while the Company trains its permanent accounting personnel and further educates the staff on U.S. GAAP methods and SEC reporting matters;
●	Increasing staffing levels and expertise to implement this remediation plan.

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

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the laws but also the spirit of the laws and regulations that apply to the business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on the website at www.kingwayup.com within four business days following the amendment or waiver. During fiscal year 2023, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on the website at www.kingwayup.com.

Item 16C.	Principal Accountant Fees and Services

	Year Ended March 31,
	2023	2022
	US$	US$
Audit fees*	210,000	432,100
*	Audit Fees - This category includes the audit of our annual financial statements, review of financial statements included in our six months report and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

2.1*	Description of Shares.

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

4.17

Convertible Note Purchase Agreement, dated March 2, 2023, between Skillful Craftsman Education Technology Ltd. and FUN AND COOL LIMITED (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on March 3, 2023).

4.18

Amendment Agreement to Equity Transfer Agreement by and among Skillful Craftsman Network Technology (Wuxi) Limited, Wuxi Talent Home Information Technology Co., Ltd. and certain shareholders of Wuxi Talent Home dated July 21, 2023 (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on July 27, 2023).

8.1*	List of Subsidiaries of the Registrant

12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certifications of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of V&T Law Firm

15.2*	Consent of Maples and Calder (Cayman) LLP

15.3*	Consent of TPS Thayer, LLC

15.4

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

Date: August 15, 2023

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Skillful Craftsman Education Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Skillful Craftsman Education Technology Limited (“the Company”), as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years ended March 31, 2023, in conformity with U.S generally accepted accounting principles.

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

 /s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

August 15, 2023

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$20,998,786	$23,834,125
Accounts receivable, net	458,104	252,215
Prepayments and other current assets	1,136,769	1,671,750
Advance for investment	1,902,004	1,732,775
Amount due from Related parties	—	—
Other receivables	34,815	33,059
Total current assets	24,530,478	27,523,924
Non-current assets
Long-term investment	14,296,824	14,956,443
Goodwill	4,306,579	4,581,112
Property and equipment, net	81,315	10,699,010
Intangible assets, net	254,646	15,332,396
Operating Right-of-use asset, net	172,796	—
Total non-current assets	19,112,160	45,568,961
TOTAL ASSETS	$43,642,638	$73,092,885
LIABILITIES
Current liabilities
Accounts payable	$21,894	$77,266
Taxes payable	258,383	127,645
Amounts due to a related party	54,588	46,649
Accrued expenses	1,058,703	861,550
Deferred revenue-current	1,357,236	6,864,731
Operating Lease Liability-current	224,822	—
Deferred tax liabilities	28,241	38,744
Total current liabilities	3,003,867	8,016,585
Non-current liabilities
Long-term loans	13,681,099	14,809,302
Deferred revenue-noncurrent	3,430	3,713
Total non-current liabilities	13,684,529	14,813,015
TOTAL LIABILITIES	$16,688,396	$22,829,600
COMMITMENTS AND CONTIGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 shares issued and outstanding as of March 31, 2023 and 2022	2,980	2,980
Additional paid-in capital	19,055,407	18,055,407
Statutory reserve	745,590	745,590
Accumulated profits	8,111,900	29,018,885
Accumulated other comprehensive (loss)/income	(961,635)	2,440,423
TOTAL SHAREHOLDERS’ EQUITY	26,954,242	50,263,285
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$43,642,638	$73,092,885

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended
	March 31,
	2023		2022		2021
Revenue		$11,323,744		$23,050,619		$29,168,546
Cost of revenue		(27,300,890)		(17,673,199)		(14,712,411)
Gross (loss) / profit		(15,977,146)		5,377,420		14,456,135

Operating expenses:
Selling and marketing expenses		(464,209)		(1,794,510)		(1,807,132)
General and administrative expenses		(3,659,533)		(4,144,301)		(3,654,449)
Total operating expenses		(4,123,742)		(5,938,811)		(5,461,581)
(Loss) / Income from operations		(20,100,888)		(561,391)		8,994,554
Interest income		70,909		66,251		58,946
Interest expense		(819,219)		(217,041)		—
Investment loss, net		724,428		(166,334)		(2,436,809)
Foreign currency exchange loss		(198,808)		(96,131)		—
Government grant		272		1,157		369,170
Impairment loss		(306,595)		—		—
Other income (expenses), net		145,828		181,817		(8,553)
(Loss) / Income before income taxes		(20,484,073)		(791,672)		6,977,308
Income tax expense		(422,912)		(608,620)		(3,479,303)
Net (Loss) / profit		$(20,906,985)		$(1,400,292)		$3,498,005

Other comprehensive (loss) / income:
Foreign currency translation adjustment		(3,402,058)		1,458,405		2,388,306
Total comprehensive (loss) / income		(24,309,043)		58,113		5,886,311

Net (loss) / earnings per ordinary share	$		$		$
Basic		(1.40)		(0.10)		0.32
Diluted		(1.40)		(0.10)		0.32
Weighted average number of ordinary shares
Basic		14,900,000		13,691,667		11,030,137
Diluted		14,942,150		13,691,667		11,030,137

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional			Accumulated other
	Number of	Common	paid-in	Statutory	Accumulated	comprehensive
	Shares	stock	capital	reserve	profits (loss)	Income (loss)	Total
Balance as of March 31, 2021	12,000,000	$2,400	$13,415,987	$745,590	$30,419,177	$982,018	$45,565,172
Net loss for the year	—	—	—	—	(1,400,292)	—	(1,400,292)
Foreign currency translation adjustment	—	—	—	—	—	1,458,405	1,458,405
Issuance of ordinary shares for acquisition of new subsidiary	2,900,000	580	4,639,420	—	—	—	4,640,000
Balance as of March 31, 2022	14,900,000	$2,980	$18,055,407	$745,590	$29,018,885	$2,440,423	$50,263,285
Net loss for the year	—	—	—	—	(20,906,985)	—	(20,906,985)
Mandatory conversion of convertible note	—	—	1,000,000	—	—	—	1,000,000
Foreign currency translation adjustment	—	—	—	—	—	(3,402,058)	(3,402,058)
Balance as of March 31, 2023	14,900,000	$2,980	$19,055,407	$745,590	8,111,900	(961,635)	26,954,242

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2023	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$(20,906,985)	$(1,400,292)	$3,498,005
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation of property and equipment	4,033,569	4,185,532	3,689,815
Amortization of intangible assets	5,833,439	7,771,842	6,651,329
Amortization of Operating Right of Use	138,272	—	—
Loss on disposals of property and equipment	—	54,512	—
Investment loss due to the redemption of financial assets held for trading	—	—	2,436,809
Loss on equity investment	(724,428)	166,334	—
Impairment loss related to intangible asset	8,051,199	—	—
Impairment loss related to long term investment	245,598	—	—
Impairment loss related to other receivable	60,998	—	—
Impairment loss related to fixed asset	5,749,384	—	—
Changes in operating assets and liabilities:
Accounts receivables	(205,889)	(168,235)	(5,195)
Prepayments and other current assets	471,622	316,019	(1,418,176)
Long-term prepayments and other non-current assets	—	28,406	68,629
Accounts payable	(55,372)	(36,441)	(135,379)
Amounts due to a related party	7,939	(210,388)	257,037
Deferred revenue	(5,507,495)	(4,954,504)	(5,017,679)
Other payables	213,846	(542,340)	824,404
Interest payable	—	217,041	—
Taxes payable	130,738	(637,297)	(95,115)
Operating Lease Liabilities	(86,624)	—	—
Deferred tax liabilities	(8,249)	38,744	—
Net cash (used in) generated from operating activities	(2,558,438)	4,828,933	10,754,484

Cash flows from investing activities
Proceed from redemption of financial assets held for trading	—	5,563,030	—
Investment in long-term investments	—	(15,117,687)	—
Purchase of property and equipment	—	(512,797)	(5,091,647)
Purchase of intangible assets	—	(1,850,484)	(7,773,051)
Investment in financial assets held for trading	—	—	(8,000,000)
Advance for investment	(300,631)	(1,732,775)	—
Proceed from disposal of property and equipment and intangible assets	—	4,681	—
Cash acquired from business combination	—	50,427	—
Net cash used in investing activities	$(300,631)	$(13,595,605)	$(20,864,698)

Cash flows from financing activities
Proceeds from convertible bond	1,000,000	—	—
Proceeds from IPO net off IPO expenses	—	—	13,243,554
Proceeds from long-term borrowings	—	14,809,302	—
Net cash generated from financing activities	$1,000,000	$14,809,302	$13,243,554

Effects of foreign currency translation	(976,270)	338,135	2,388,306

Net increase in cash and cash equivalents	(2,835,339)	6,380,765	5,521,646
Cash and cash equivalents at beginning of year	23,834,125	17,453,360	11,931,714
Cash and cash equivalents at end of year	$20,998,786	$23,834,125	$17,453,360

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$1,231,826	$3,612,851
Cash paid for interest expense	$819,219	$—	$—

Non-cash transactions
Shares issued as consideration for acquisition	$—	4,640,000	—
Redemption of fund in transit	—	—	5,563,191

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company” or “the Group”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries and variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIEs.

In preparation of its initial public offering in the United States, the Company completed a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE s. As part of the reorganization, the business operations of the consolidated subsidiaries and VIEs were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”). On September 1, 2021, the Company acquired 100% of Shenzhen Jisen Information Tech Limited (“Jisen Information”) for a consideration of 2,900,000 newly issued ordinary shares, valued at $1.60 per share. On June 6, 2022, Wangdao transferred the 100% ownership of Jisen Information to Wofe. On March 30, 2023, the Company established a 75% owned subsidiary in Singapore, Le First Skillland Pte. Ltd, to facilitate the Company’s global business development of vocational education and will make a capital contribution of $282,463 (S$375,000) to Le First Skillland in August 2023. As of the end of March 31, 2023, this company had no operations.

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

Details of the Company’s consolidated subsidiaries and the VIEs were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the	Principal
Name of Entity	incorporation	incorporation	Company	activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding
Shenzhen Jisen Information Tech Limited (“Jisen Information”)	December 8, 2014	PRC	100%	Financial education and services
LE FIRST SKILLAND PTE. LTD. (“LFS”)	March 30, 2023	Singapore	75%	Vocational education

VIE:			Indirect
Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group’s business has been directly operated by the VIEs. For the years ended March 31, 2023 and 2022, the VIEs contributed 91% and 100% of the Group’s consolidated revenues, respectively. As of March 31, 2023 and 2022, the VIEs accounted for an aggregate of 82% and 86%, respectively, of the consolidated total assets, and 92% and 90%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements:

	As of March 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$19,142,721	$20,651,502
Accounts receivable, net	8,572	252,215
Prepayments and other current assets	129,148	466,846
Deferred expenses	939,252	1,101,761
Amounts due from related parties	958,634	1,589,182
Total current assets	21,178,327	24,061,506
Non-current assets:
Long-term investment	14,296,824	14,673,898
Goodwill	—	4,581,112
Property and equipment, net	6,620	10,597,581
Intangible assets, net	—	15,143,366
Total non-current assets	14,303,444	44,995,957
TOTAL ASSETS	$35,481,771	$69,057,463
Current liabilities:
Accounts payable	$21,894	$77,266
Taxes payable	8,488	127,645
Employee benefits payable	33,456	96,838
Deferred revenue-current	1,357,236	6,864,731
Other payables	104,738	5,104,380
Interest payable	202,405	—
Related party payables		44,107
Deferred tax liabilities	—	38,744
Total current liabilities:	1,728,217	12,353,711
Non-current liabilities:
Long-term loans	13,681,099	14,809,302
Deferred revenue-noncurrent	—	3,713
Total non-current liabilities	13,681,099	14,813,015
TOTAL LIABILITIES	$15,409,316	$27,166,726

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended March 31,
	2023	2022	2021
Revenue	$10,250,708	$23,050,619	$29,168,546
Net profit	$(18,310,962)	$1,750,836	$8,436,207

	For the years ended March 31,
	2023	2022	2021
Net cash provided by operating activities	$148,162	$9,390,282	$13,927,170
Net cash used in investing activities	(529,511)	(18,530,989)	(12,864,697)
Net cash provided by financing activities	—	14,809,302	—
Effects of exchange rate changes on cash	(1,127,433)	266,364	1,722,356
Net cash inflow	$(1,508,782)	$5,934,959	$2,784,829

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by any programs.

f)	Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group considers there is no allowance for doubtful accounts for the years ended March 31, 2023 and 2022.

g)	Long-term investment

Long-term investments represent the Group’s investment in privately held company. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) and its share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’equity. The Group records its share of the results of equity investments on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months. During the fiscal years ended March 31, 2023 and 2022, the Company’s recognized rental expenses amounted $88,472 and $90,748, respectively, pertaining to short-term leases. During the fiscal years ended March 31, 2023, the Company has entered into a long term lease agreement more than 12 months and the Company’s recognized lease expenses amounted $146,597, pertaining to long-term leases and the lease would be mature in 12 months, so we reclassify it into the short-term right-of-use asset.

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

l)Convertible Bonds

Per the ASU 2020-06, it simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. A debt with an embedded conversion feature shall be accounted for in its entirety as a liability and no portion of the proceeds from the issuance of the convertible debt instrument shall be accounted for as attributable to the conversion feature. Convertible bond will be accounted for as a single liability measured at its amortized cost.

m)	Fair value of financial instruments

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

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance for investment, prepayment and other current asset, other receivables, related party receivable, accounts payable, other payable and related party payable approximate the fair value of the respective assets and liabilities as of March 31, 2023 and 2022 owing to their short-term nature or present value of the assets and liabilities.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

n)	Revenue recognition

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

The Group’s revenue is principally derived from the rendering of education services as principal to the online VIP and SVIP members (“members”) through an online education platform. The online education services are currently comprised of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee per member. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee per member per quarter.

Consistent with the criteria of ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised service to a customer. In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of education services and related costs or the net amount earned as revenue. As the Group obtains control of the specified SVIP and VIP education services before they are transferred to the customers, thus the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified SVIP and VIP services transferred.

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

o)	Cost of revenue

Cost of revenue is mainly composed of a copyright fee and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth service fees paid to third-party providers and other miscellaneous expenses.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

p)	Allowance for doubtful accounts

Accounts receivable are recorded at original invoiced amount less an estimated allowance for uncollectible accounts. The management determines the adequacy of allowance for doubtful accounts based on individual account analysis and historical collection situation. When the management believes an allowance is necessary, the allowance is provided against accounts receivable balances, with a corresponding charge recorded in the statement of income. Delinquent account balances are written-off against the allowance for doubtful accounts when the collection is not probable. The Group considers there is no allowance for doubtful accounts for years ended March 31, 2023 and 2022.

q)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses $104,283 and $92,264 of for the years ended March 31, 2023 and 2022, respectively.

r)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, marketing and promotion costs were $216,423 and $699,307 for years ended March 31, 2023 and 2022, respectively.

s)	Research and development costs

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

t)	Income taxes

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended March 31, 2023 and 2022. As of March 31, 2023 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

u)	Value added tax (“VAT”)

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

v)	Ordinary Shares

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

w)	Related parties

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

x)	Statutory reserves

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

y)	Earnings per share

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

z)	Foreign currency translation

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

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2023	March 31, 2022	March 31, 2021
Year-end spot rate	US$1= 6.8717 RMB	US$1= 6.3482 RMB	US$1= 6.5712 RMB
Average rate	US$1= 6.8855 RMB	US$1= 6.4083 RMB	US$1= 6.7720 RMB

aa)	Comprehensive income / (loss)

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ab) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended March 31, 2023 and 2022, respectively. The Group does not have any present plan to pay any dividens on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand the business.

ac) Warrants

According to the SPA, the Company issued a purchase right to the Investor under which the Company will issue predetermined ordinary shares for a fixed cash consideration at a future date (the “Warrants”).

The Warrants were accounted for as equity instruments to the Company, since:

i)	The Warrants were indexed to the Company’s own stock, since:
●	The Warrants will be exercised upon the ODI approval, which is not based on an observable market, or an observable index.
●	The exercise price is fixed by the SPA and Supplement Agreement, and the number of Underlying Shares to be issued is also fixed divided by the fixed purchase price per share.
ii)	The Warrants were classified in shareholders’ equity, since:
●	The Warrants will be settled only by gross physical delivery of ordinary shares by the Company.
●	The Company has the ability to settle the Private Placement in ordinary shares.
●	The number of Underlying Shares to be issued is explicitly fixed at the total consideration divided by the fixed purchase price per share, with no adjustment provision.
●	No requirement for cash settlement in the agreements.
●	There are no cash settled top-off or make-whole provisions.
ad)	Segment reporting

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

ae)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2023 and 2022, the RMB denominated cash and cash equivalents amounted to $19,791,079 and $21,206,372, respectively.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

These service fees are collected by Union Pay, a financial institution of high credit quality, in lump-sum for a specific contracted service period when the service contract is signed, and all the remaining amount would be settled within 2-3 days.

af)	Risks and uncertainties

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

ag)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

The Group does not believe recently issued but not yet effective accounting standards would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ah)	Recently adopted accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted this standard beginning April, 2022 and the impact was not material to the consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted this standard beginning April, 2022 and the impact was not material to the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exception to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for us for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted the accounting standard in October 2022. The adoption of this guidance had no material impact on our financial position, results of operations and cash flows.

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

3.	Business Combination

On September 1, 2021, Wuxi Wangdao acquired 100% equity interest of Jisen Information, for a consideration of 2,900,000 newly issued ordinary shares from the Group. The ordinary shares were registered on September 1, 2021, valued at $1.60 per share. On June 6, 2022, Wangdao transferred the 100% ownership of Jisen Information to WOFE.

The net revenue and net income of Jisen Information that were included in the Group’s consolidated statements of operations and comprehensive income/(loss) for year ended March 31, 2023 are $1,052,484 and $450,145, and $645,666 and $316,155 for year ended March 31, 2022 respectively.

The Group engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were computer software copyrights, which have an estimated useful life of approximately 5 years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the Replacement Cost Method. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date, which is a preliminary analysis and The Company performed the impairment test and found no impairment indicators.

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

* The goodwill generated from the expected synergies from the cooperation of promoting the national pilot project of Education Certificate and Several Vocational Skill Level Certificates. Jisen Information develops trading simulators, invests in cloud education curriculum system and customized data analysis platform. Jisen Information's cloud education technology architecture system provides important complement to Company’s existing technology platform. With Jisen Information’s research and develop ability, the Company expects to lower the cost in platform construction and maintenance. Also, Jisen Information has established cooperation with five Chinese colleges and universities such as Anhui Normal University, Anhui University of Engineering and Anhui Business College. The Company gained potential customer resources from the business acquisition.

The goodwill is not deductible for tax purposes.

The business combination accounting is complete for all assets and liabilities acquired on the acquisition date and we evaluate the asset values as of March 31, 2023 as provided in the guidance. Considering its fair value exceeds its carrying amount, and Jisen is making profit, thus there’s no indicators of impairment in the goodwill.

4.	Cash and cash equivalents

Cash consisted of the following:

	As of March 31,
	2023	2022
Cash on hand	$396	$429
Bank balances	20,998,172	23,833,460
Other monetary funds	218	236
Total	$20,998,786	$23,834,125

5.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2023	2022
Accounts receivable, gross	$458,104	$252,215
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$458,104	$252,215

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of March 31,
	2023	2022
Prepaid service fees(1)	$1,136,769	$1,309,069
Prepaid insurance fee	$—	$44,519
Prepaid income tax expenses	—	318,162
Total	$1,136,769	$1,671,750

(1)	Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.
7.	Advance for investment

Advance for investment consisted of the following:

	As of March 31,
	2023	2022
Advance for investment(1)	1,902,004	1,732,775
Total	$1,902,004	$1,732,775
(1)	Advance for investment: The Group made a down payment to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) as a part of 60% share purchase and long-term investment. And on August 5, 2022, the Group issued 791,667 shares to the two shareholders of Wuxi Talent as a part of the acquisition consideration. As of the end of March 31, 2023, the control of Wuxi Talent was not transferred to the Company yet.

Advance for investment consisted of cash deposit of $1,902,004 that the Company paid to the entity which the Company is seeking to acquire certain ownership (“Target Company”). The deposit was used as the acquisition deposit required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. The fund deposited has no definite term, however the Company anticipates the actual acquisition will be completed within one year.The deposit would be used as initial payment and offset the total cash consideration of the deal. If the acquisition failed to be approved, the Target Company is obligated to return the deposit to the Company. As of March 31, 2023, the acquisition was not approved or disapproved as the acquisition was still in the process of undergoing legal and financial due diligence.

In July 2023, two shareholders of Wuxi Talent agreed to return the 791,667 issued ordinary shares to the Company for cancellation, and such two shareholders will not transfer their equity interest in Wuxi Talent to WFOE while the paid cash consideration of $1,902,004 (RMB 13,070,000) will be used as investment in Wuxi Talent for 35% of all equity interest of Wuxi Talent by WFOE instead. Thus, the consideration of $1,902,004 paid is a deposit towards the future purchase.

8.	Other receivables

	As of March 31,
	2023	2022
Others	95,935	33,059
Impairment	(61,120)	—
Total	$34,815	$33,059

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Long-term investment

Long-term investment consists of investment in privately held company. The following table sets forth the changes in the Group’s Long-term investment:

	Investment-1	Investment-2	Total
	USD	USD	USD
Balance as of March 31, 2022	282,545	14,673,898	14,956,443
Investments made	—	—	—
Share gain (loss) from equity investments	(14,899)	739,327	724,428
Impairment	(246,092)	—	(246,092)
Foreign currency translation adjustments	(21,554)	(1,116,401)	(1,137,955)
Balance as of March 31, 2023	—	14,296,824	14,296,824

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

Medical Star has 7 directors on its board. According to the agreement, the Company has the right to appoint 3 directors on the board of Medical Star, thus it has 43% voting power in the investee and has a significant influence over the operating and financial policies of Medical Star.

The Company incurred a loss of $14,899 from Medical Star for the year ended March 31, 2023, due to Medical Star had a net loss for the year ended March 31, 2023. Since the depression of the macroeconomy, the Company predicted that Medical Star would keep the status of loss and can’t seek any more financing for the next year. Thus, the company recognized the full impairment over Investment.

Investment-2: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% share of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), with a total consideration of $14,809,302 (RMB94,012,410).

Fujian Fishery has 5 directors on its board. According to the shareholders minute, the Company appointed 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

The Company incurred a gain of $739,327 from Fujian Fishery for the year ended March 31, 2023, due to Fujian Fisher had a net income for the year ended March 31, 2023. There’s no impairment indicator, thus the Company didn't recognize any impairment over Investment 2.

10.Goodwill

Changes in the carrying amount of goodwill as of September 30, 2022 were as follows:

				Foreign currency	Balance as of
	Balance as of			translation	March 31,
	March 31, 2022	Additions	Impairment	adjustments	2023
Jisen	4,581,112	—	—	(274,533)	4,306,579
Total	4,581,112	—	—	(274,533)	4,306,579

As the end of March of 31, 2023 and 2022, the Group had no impairment.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2023	2022
Server hardware	$20,050,414	$21,703,857
Vehicles	211,946	229,424
	20,262,360	21,933,281
Less: accumulated depreciation	(14,420,101)	(11,234,271)
Impairment	(5,760,944)	—
Property and equipment, net	$81,315	$10,699,010

The impairment loss to property and equipment for the year ended March 31, 2023 and March 31, 2022 were $5,749,384 and $0, respectively.

Addition to property and equipment for the year ended March 31, 2023 and March 31, 2022 were $0 and $775,594, respectively. Disposal of property and equipment for the year ended March 31, 2023 and March 31, 2022 were $0 and $59,754, respectively.

Depreciation expenses were $4,033,569 and $4,185,532 for the years ended March 31, 2023 and 2022, respectively.

12.	Intangible assets, net

Intangible assets consisted of the following:

	As of March 31,
	2023	2022
Software	$5,610,547	$6,073,217
Courseware	30,443,609	32,954,121
Copyrights	12,266,906	13,275,393
	48,321,062	52,302,731
Less: accumulated amortization	(39,999,028)	(36,970,335)
Less: impairment	(8,067,388)	—
Intangible assets, net	$254,646	$15,332,396

During the years ended March 31, 2023 and 2022, the Group had no pledged intangible assets.

Due to the significant deterioration in general economic conditions during the year ended March 31, 2023, the Company recognized the full impairment loss for the intangible assets related to vocational education, for a total amount of $8,051,199. And the impairment loss for the year ended March 31, 2022 was $0.

Addition to intangible assets for the year ended March 31, 2023 and March 31, 2022 were $0 and $2,043,862, respectively. There was no disposal of intangible assets for the year ended March 31, 2023 and March 31, 2022.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amortization expenses were $5,833,439 and $7,771,842 for the years ended March 31, 2023 and 2022, respectively. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of March 31, 2023:

2024	$72,602
2025	72,602
2026	72,602
2027	36,840
Total	$254,646

13.Operating Right-of-use asset, net

	March 31,	Increase/	Exchange rate	March 31,
	2022	(Decrease)	translation	2023
Shenzhen Wan	$—	$211,765	$—	$211,765
Longcheng Car	—	99,580	—	99,580
Total right-of-use assets, at cost	—	311,345	—	311,345
Less: accumulated amortization	—	(138,272)	(277)	(138,549)
Right-of-use assets, net	$—	$173,073	$(277)	$172,796

The Company recognized lease expense for the operating lease right -of-use assets Shenzhen Wan for a 2 year period over a straight line basis, and the lease expense for the leasing car for a 14 months period over a straight line.

14.	Accounts payable

Accounts payable consisted of the following:

	As of March 31,
	2023	2022
Payable to a supplier of virtual simulation software	$21,894	$77,266
Total	$21,894	$77,266

15.	Accrued expenses

Accrued expenses consisted of the following:

	As of March 31,
	2023	2022
Accrued payroll	$844,331	$480,404
Accrued rental fee	2,265	77,777
Accrued promotion fee	9,368	51,252
Audit fee payable	—	20,000
Accrued Interest	202,405	219,097
Other	334	13,020
Total	$1,058,703	$861,550

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.Operating lease liability

Operating lease liabilities consisted of the following:

	As of
	March 31,	March 31,
	2023	2022
Shenzhen Wan	$138,492	$—
Longcheng Car	86,330	—
Total	224,822	—

Analyzed for reporting purposes as:

	As of
	March 31,	March 31,
	2023	2022
Operating Lease Liability-noncurrent	$—	$—
Operating Lease Liability-current	224,822	—
Total	224,822	—

The operating lease liabilities is the net present value of the remaining lease payments as of March 31,2023 and March 31, 2022, and the Company paid $136,256 and nil for the year ended March 31, 2023 and March 31, 2022.

The discount rates used for Shenzhen Wan was 3.6500%. The weighted average remaining lease terms for operating leases was 1 year. The incremental borrowing rate for the Company ranged from 3.6500%. The discount rates used for Longcheng Car was 3.6500%. The weighted average remaining lease terms for operating leases was 9 months. The incremental borrowing rate for the Company ranged from 3.6500%.

For the year ended March 31, 2023 and 2022, the amortized expense were $138,272 and nil, respectively. For the year ended March 31, 2023 and 2022, the total operating lease expenses were $235,069 and $ 90,748.

Maturity analysis of operating lease liabilities as of March 31, 2023 is as follows:

Discount rate at commencement	$3.6500%
One year	228,022
Two years	—
Total undiscounted cash flows	228,022
Total operating lease liabilities	224,822
Difference between undiscounted cash flows and discounted cash flows	$3,200

17.	Long-term loans

Long-term loan consisted of the following:

	As of March 31,
	2023	2022
Long-term loan	$13,681,099	$14,809,302

On January 4, 2022, the Group borrowed the amount of $13,681,099 (RMB 94,012,410) through a five-year long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd. The annual interest rate is 6%. The Group is obligated to pay interest on every December 30th, whereas the principal should be returned on January 3, 2027. Earlier payment is acceptable without any penalties.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Revenue

Disaggregation of revenue

For the years ended March 31, 2023, 2022 and 2021, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. Revenue consisted of the following categories:

	For the years ended March 31,
	2023	2022	2021
Online VIP membership revenue(1)	$8,030,991	$17,986,028	$23,988,077
Online SVIP membership revenue(1)	2,157,514	4,297,915	4,967,186
Technical services revenue(2)	1,135,239	766,676	213,283
Total	$11,323,744	$23,050,619	$29,168,546
(1)	The Group’s Online VIP membership revenue and Online SVIP membership revenue are principally derived from the rendering of vocational education services, as principal, to the online VIP and SVIP members(“members”) through an online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee per member. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee per member as well. The Company would then recognize the service revenue over the membership term for each customer member.
(2)	The Group also generates revenue as a principal from technology services including courseware development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The decrease in contract liabilities primarily resulted from the Group’s business decrease and the depressed economic environment.

	As of March 31,
	2023	2022
Deferred revenue-current	$1,357,236	$6,864,731
Deferred revenue-non-current	3,430	3,713
Total	$1,360,666	$6,868,444

	For the years ended March 31,
	2023	2022
Revenue recognized from deferred revenue balance	$6,825,412	$11,456,667

Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance. Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represent the amount of the transaction price for which service has not been performed. As of March 31, 2023, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $1,360,666. The Group expects to recognize revenue of $1,357,236 and $3,430 related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Cost of revenue

Cost of revenue consisted of the following:

	For the years ended March 31,
	2023	2022	2021
Amortization expenses	$5,800,442	$7,751,161	$6,651,329
Depreciation expenses of server hardware	3,943,495	4,172,837	3,689,815
Website maintenance fee	1,510,417	2,746,431	1,565,281
Resource usage fees(1)	1,510,417	1,622,891	1,407,768
Virtual simulation fees(2)	555,560	1,106,713	1,279,050
Maintenance material consumption fees	1,918	15,458	39,425
Employee compensation	146,602	160,338	—
Employee benefit expenses	10,281	9,199	—
Impairment(3)	13,800,583	—	—
Other	21,175	88,171	79,743
Total	$27,300,890	$17,673,199	$14,712,411
(1)	Since November 2018, the Company started to pay resource usage fees to colleges and universities in order to access the online course resources of these institutions with a period of validity of 5 years.
(2)	The Company paid virtual simulation fees to vendors Jiangsu Audio-visual Education Center in order to access virtual experimental training programs.
(3)	The impairment includes the impairment to property, plant and equipment for $5,749,384, and the impairment to intangible asset for $ 8,051,199.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Operating expenses

Operating expenses consisted of the followings:

	For the years ended March 31,
	2023	2022	2021
Selling and marketing expenses:
Promotion expenses	$216,423	$699,307	$939,878
Telecommunications service fees	76,058	756,546	461,216
Union pay service charges	54,424	175,026	235,038
Employee compensation	98,045	141,038	159,216
Employee benefit expenses	19,259	22,593	11,784
	$464,209	$1,794,510	$1,807,132
General and administrative expenses:
Employee compensation	$1,977,184	$2,569,912	$2,620,776
Consulting fees(1)	264,800	253,676	216,309
Audit fees (1)	258,500	432,100	152,925
Insurance fee(1)	44,519	171,895	151,890
Daily expenses	119,939	90,801	120,445
Attorney fee(1)	429,087	272,887	94,666
Investment relationship fee	51,889	19,292	90,581
Rental fee(2)	235,069	90,748	77,768
Employee benefit expenses	74,743	60,471	39,880
Depreciation expenses	90,074	12,695	—
Amortization of intangible assets	32,997	20,681	—
Entertainment	14,800	26,344	17,673
Other	65,932	122,799	71,536
	$3,659,533	$4,144,301	$3,654,449

Operating expenses	$4,123,742	$5,938,811	$5,461,581
(1)	Audit fee, consulting fee, insurance fee, attorney fee for the year ended March 31, 2021 were separated from service fee to list as comparative number.
(2)

According to the rental agreement renewal clauses, every renew needs to be renegotiated separately, thus the lease term was less than 12 months and the Company recognized the rental expenses as expense for short-term leases.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Other income (expenses), net

Other income (expenses) consisted of the following:

	For the years ended March 31,
	2023	2022	2021
Waiver of rental fee payable(1)	$157,757	$246,551	$—
Loss on disposals of property and equipment	—	(54,512)	—
Other income (expenses), net	(11,929)	(10,222)	(8,553)
Total	$145,828	$181,817	$(8,553)
(1)	Wuxi Huichuang Technology Development Co., Ltd. (“the Lessor”) is a unrelated and state-owned enterprise. The Company and the Lessor signed rental agreement every year. Due to the successful IPO on NASDAQ as well as the impact of COVID 19 and to support local enterprises, in June 2021, the Lessor entered into an agreement with the Company to waive the rental fee payable from June 1, 2018 to May 31, 2019, June 1, 2019 to May 31, 2020, and June 1, 2020 to May 31, 2021, respectively, with a total amount of $246,551 for the year ended 2022.

Wuxi Huiying Technology Development Co., Ltd. (“Huiying” or “the Lessor”) is a unrelated and state-owned enterprise. On June 1, 2021, the property right of rental place was transferred from Huichuang to Huiying, and Huiying accepted all the rights and obligation from Huichuang as to this rent, especially the frequency of the sign, and the subsidy offered. The Lessor waived the rental fee payable from June 1, 2021 to May 31, 2023, with total amount of $157,757 for the year ended 2023.

22.	Taxes Payable

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the years ended March 31, 2023 and 2022.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the years ended March 31, 2023 and 2022.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2023 and 2022.

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended March 31
	2023	2022
Current	$431,161	$613,790
Deferred	(8,249)	(5,170)
Income tax expense	$422,912	$608,620

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended March 31, 2023, 2022 and 2021, respectively:

	For the years ended March 31,
	2023	2022	2021
Income before income taxes	$(20,484,073)	$(791,672)	$6,977,308
Tax rate	25%	25%	25%
Provision for income taxes at statutory tax rate	$(5,121,018)	$(197,918)	$1,744,327
Effect of tax-exempt entity	557,311	719,274	1,232,710
Effect of pervious year over-paid tax expenses	2,446	1,314	498,924
Effect of non-tax deductible expenses and loss	47	35,847	3,342
Effect of deductible prior year loss	(11,010)	(18,406)	—
Effect of tax loss not recognized	1,356,114	68,509	—
Effect of pervious year over-accrued tax expenses	293,334	—	—
Effect of investment income(loss)not recognized	(181,107)	—	—
Effect of impairment not recognized	3,526,795	—	—
Income tax expense	$422,912	$608,620	$3,479,303

Deferred tax assets	$4,892,726	$68,345	$1,686
Valuation allowance	(4,892,726)	(68,345)	(1,686)
Deferred tax assets, net	—	—	—
Deferred tax liability	28,241	38,744	—
	$28,241	$38,744	$—

There was a temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2023 and 2022 due to the acquisition of Jisen Information, thus a deferred income tax expense is recognized. And the temporary difference in the financial statements for the year ended March 31, 2023 was derived from the net loss of Wuxi Wangdao and WOFE, and the impairment to property, plant and equipment, intangible asset, other receivable and long term investment. The Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future, thus the valuation allowance was recorded to net off the deferred tax assets.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Taxes payable consisted of the followings:

	As of March 31,
	2023	2022
Income tax payable	$211,046	$81,610
VAT payable	41,092	46,035
Other tax payables	6,245	—
Total	$258,383	$127,645

23. Equity

Ordinary Shares

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

On August 5, 2022, the company issued the 791,667 shares as part of the purchase price of the acquisition of Wuxi Talent, which were subsequently returned to the Company and cancelled in July 2023, see Note 7 for more details. Unless otherwise noted, all share and per share information has been adjusted to retroactively show the effect of the stock consolidation.

Warrants

In July 2020, we issued non-redeemable warrants to purchase an aggregate of 150,000 ordinary shares to underwriters in our initial public offering and certain of its affiliates. Such warrants are exercisable by the warrant holders, from December 27, 2020 to 5:00 p.m., Eastern time, June 30, 2025, to purchase, in whole or in part, up to 150,000 shares of our ordinary shares at a price of $6.00 per share and have cashless exercise options, subject to standard anti-dilution adjustments for share sub-divisions and similar transactions. As of August 15, 2023, all such warrants remain outstanding.

On March 8, 2022, Skillful Craftsman issued to Tadpole Investing Carnival Limited, a British Virgin Islands company, a warrant to purchase the ordinary shares of Skillful Craftsman for an aggregate exercise price of no more than $10,000,000. Subject to certain limitations that are described below in this paragraph, up until January 3, 2025, the holder may exercise the warrant at the exercise price, which will be (x) $1.80 per share for any part of the warrant that is exercised between March 8, 2022 and January 3, 2023, (y) $2.50 per share for any part of the warrant that is exercised between January 4, 2023 and January 3, 2024, and (z) $3.00 per share for any part of the warrant that is exercised between January 4, 2024 and January 3, 2025, by delivering required documents to Skillful Craftsman. Without the prior written consent of Skillful Craftsman, the holder may not exercise the warrant for more than (i) $4,000,000 up until January 3, 2023, (ii) $7,000,000 up until January 3, 2024, and (iii) $10,000,000 up until January 3, 2025. As of August 15, 2023, no exercise of warrant has occurred.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Related parties
a)	The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Chairman of the Board of Directors and Co-Chief Executive Officer, 25.1% beneficial owner of the Company
Bin Fu Xuejun Ji	Director and Co-Chief Executive Officer of the Company and General Manager of Jisen Information Shareholder
Hunan Medical Star Technology Co., Ltd.( Medical Star)	Joint venture (Minority Owned Subsidiary of the Comapny)
Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”)	Miniority Owned Subsidiary of the Company

b)	The Company had the following related party balances with the related parties mentioned above:

	As of March 31,
	2023	2022
Amounts due to Xiaofeng Gao	$2,199	$2,542
Amounts due to Xuejun Ji	11,642
Amounts due to Bin Fu	40,747	44,107
Total	54,588	46,649

c)	The Company had the following related party transaction with the related party mentioned above:

	For the Years Ended March 31,
	2023	2022
Expense paid by Xiaofeng Gao	$3,178	$2,443
Repayment to Xiaofeng Gao	3,514	256,972
Amounts received from Bin Fu	—	43,693
Repayment to Bin Fu	—	7,802
Sales to Medical Star	45,762	—

The Group did not have other significant balances or transactions with its related parties in the years ended March 31, 2023 and 2022.

25.	Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi and Shenzhen in the PRC. As of March 31, 2023, the Group had no obligation under long-term financing lease requiring minimum rentals. As of March 31, 2023, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended March 31, 2023 was $235,069 and was recorded in general and administrative expense on the consolidated statements of operations. As of March 31, 2023, the Group had no future minimum payments under non-cancelable operating leases for a period greater than one year.

On March 30, 2023, the Company established established a 75% owned subsidiary Le First Skillland Pte. Ltd. in Singapore, and there’s no transaction occurred. The Company committed to make a capital contribution of $282,463 (S $375,000) in September, 2023.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

April 2023 to March 2024	$250,142
April 2024 to March 2025	14,370
Total	$264,512

26.	Subsequent events

On March 3, 2023, the Company issued a one-year convertible bond with the original principal amount of $1, 000,000.00 and 7% annual interest rate on a basis of a 360-day year. According to the agreement, if the closing bid price of ordinary shares of Company as reported by Nasdaq exceeds the Conversion Price at $1.82 per share for at least five consecutive days, all of the outstanding balances shall be automatically converted into ordinary shares (“Mandatory Conversion”). From March 27 to March 31, 2023, stock price exceeded $1.82 for five consecutive days, thus mandatory event was triggered on March 31, 2023, and the Company recorded this conversion into additional paid in capital for the year ended March 31, 2023, due to issuance of the common shares were not completed until subsequently after March 31, 2023. On April 3, 2023, the company issued 549,451 ordinary shares of par value $0.0002 per share at the conversion price of US$1.82 per the conversion terms to the lender, Fun and Cool Limited, with the total conversion amount in $1,000,000.00. The Company then reclassified an amount of $110 from additional paid in capital into common stock subsequently, when the issuance of common shares was completed on April 3, 2023.

On January 28, 2022, the Company signed an Equity Transfer Agreement stipulating that the Company would acquire 60% of Wuxi Talent’s equity through a payment of $2,182,866 (RMB 15,000,000) in cash and the issuance of 791,667 shares of Skillful Craftsman's stock (priced at $3 per share). By March 31st, 2023, the cash payment at the amount of $1,902,004 (RMB 13,070,000) and the issuance of 791,667 shares ($2,375,001) were made, and the control of Wuxi Talent was not transferred to the Company. On July 21, 2023, Skillful Craftsman Network Technology (Wuxi) Limited (“Craftsman Wuxi”), a wholly owned subsidiary of Company, Wuxi Talent and certain shareholders of Wuxi Talent (the “Shareholders”) entered into an Amendment Agreement (“Amendment Agreement”) to the Equity Transfer Agreement, which was originally entered by the parties on January 28, 2022 and supplemented by a Supplementary Agreement on February 23, 2022. Pursuant to the Amendment Agreement, parties agreed that: (i) the cash transfer price that has been paid by Craftsman Wuxi shall be used as investment in Wuxi Talent for 35% of all equity interest of Wuxi Talent; (ii) the Shareholders will not transfer any of their equity interest of Wuxi Talent to Craftsman Wuxi; and (iii) all the ordinary shares issued by the Company to the Shareholders as a part of the purchase price stipulated in the original Equity Transfer Agreement shall be returned to the Company for cancellation, and the cancellation was completed by transfer agent of the Company on July 27, 2023. On July 21, 2023, all the 791,667 shares issued by the Company related to Wuxi Talent were cancelled.

On June 28, 2023, the Company incorporated a new company, Wuxi Kingway Cloud Technology Co., Ltd., taking 40% ownership as the single largest shareholder of KIngway Cloud and enacting material influence, thus accounted for equity method.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after March 31, 2023 up through the date the Company issued these financial statements on August 14, 2023 and concluded that no other material subsequent events except for the disclosed above.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of March 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$1,198,204	$2,622,624
Deferred expenses	46,500	48,624
Prepayment and other current assets	—	148,355
Amounts due from subsidiaries and VIE	3,766,314	—
Investment in subsidiaries and VIE	22,721,204	48,796,630
TOTAL ASSETS	$27,732,222	$51,616,233
LIABILITIES
Current liabilities:
Amounts due to related parties	2,107	2,443
Amounts due to subsidiaries and VIE	—	967,522
Other payables	775,873	382,983
TOTAL LIABILITIES	$777,980	$1,352,948

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 shares issued and outstanding as of March 31, 2023 and 2022, respectively	2,980	2,980
Additional paid-in capital	19,055,407	18,055,407
Statutory reserve	745,590	745,590
Accumulated Profits	8,111,900	29,018,885
Accumulated other comprehensive income/(loss)	(961,635)	2,440,423
TOTAL SHAREHOLDERS’ EQUITY	$26,954,242	$50,263,285

Condensed statements of income

	For the years ended March 31,
	2023	2022	2021
General and administrative expenses	$(2,226,956)	$(2,790,459)	$(2,493,845)
Investment loss, net	—	—	(2,436,809)
Share of profit in subsidiaries and VIE	(18,678,368)	1,476,806	8,428,844
Others, net	(1,661)	(86,639)	(185)
Income before income tax provision	(20,906,985)	(1,400,292)	3,498,005
Provision for income tax	—	—	—
Net profit	$(20,906,985)	$(1,400,292)	$3,498,005

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed cash flow

	For the year ended March 31,
	2023	2022	2021
Net cash used in operating activities	$(1,779,420)	$(3,157,114)	$(2,506,846)
Net cash generated from (used in) investing activities	(645,000)	3,043,030	(8,000,000)
Net cash generated from financing activities	1,000,000	—	13,243,554
Net cash inflow(outflow)	$(1,424,420)	$(114,084)	$2,736,708

Condensed statements of comprehensive income

	For the years ended March 31,
	2023	2022	2021
Net income (loss)	$(20,906,985)	$(1,400,292)	$3,498,005
Other comprehensive income (loss)	(3,402,058)	1,458,405	2,388,306
Comprehensive income (loss)	$(24,309,043)	$58,113	$5,886,311

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