Form 20-F/A
period 2023-03-31
Skillful Craftsman Education Technology Ltd
filed 2023-08-17
CIK 1782309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Yes  ☐  No  ☐

EXPLANATORY NOTE

Skillful Craftsman Education Technology Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended March 31, 2023 as filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2023 (the “Original Filing”), to (i) revise the opinion of the Independent Registered Public Accounting Firm’s report (the “Report”) to add the words “in the period” after “each of the three years” and add the words “March 31, 2023” after “then ended” in the first sentence of first paragraph of the Report; and (ii) revise the opinion of the Report to add the words “in the period” between the words “each of the three years” and “ended March 31, 2023” in the second sentence of first paragraph of the Report to clarify which periods of time are actually being covered by the Report. The Company also added exhibits 4.19 and 4.20 to include the loan agreement with Fujian Xinqiao Ocean Fishery Group and its supplementary agreement and added the description of such agreements under Part I Item 10.C. Material Contracts.

This Amendment No. 1 is being filed solely to address the amendments as set out above. This Amendment No. 1 speaks as of the date of the Original Filing. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to the Original Filing.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

Loan Agreement

On January 4, 2022, the VIE entered into a Loan Agreement with Fujian Xinqiao Ocean Fishery Group Co., Ltd. ("Xinqiao”) and borrowed $14,809,302 (RMB94,012,410) through a five-year long-term loan from Xinqiao. The annual interest rate is 6%. The VIE is obligated to pay interest on every December 30th, whereas the principal should be repaid on January 3, 2027. Earlier payment is acceptable without any penalties. In August 2023, the parties entered into a supplement agreement to clarify the use of the loan, which should be used for the construction of a maritime food vocational training school and will encompass various specialized areas including deep-sea fisheries crew training, nearshore aquaculture training, water product supply chain management, water product branding, hotel and restaurant management, and other related industry talent cultivation, as well as business expansion and investment within the relevant industry.

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

2.1†	Description of Shares.

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

4.19*	Loan Agreement by and between Fujian Xinqiao Ocean Fishery Group and Wuxi Kingway Technology Co., Ltd. dated January 4, 2022.

4.20*	Supplement Agreement by and between Fujian Xinqiao Ocean Fishery Group and Wuxi Kingway Technology Co., Ltd. dated August 2023.

8.1†	List of Subsidiaries of the Registrant

12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certifications of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of V&T Law Firm

15.2†	Consent of Maples and Calder (Cayman) LLP

15.3†	Consent of TPS Thayer, LLC

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

†     Previously filed with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
/s/ Xiaofeng Gao
Name: Xiaofeng Gao
Title: Chairman of Board of Directors and Co-Chief Executive Officer

Date: August 17, 2023

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Skillful Craftsman Education Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Skillful Craftsman Education Technology Limited (“the Company”), as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period then ended March 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with U.S generally accepted accounting principles.

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