Form 20-F
period 2024-03-31
Skillful Craftsman Education Technology Ltd
filed 2024-08-19
CIK 1782309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Bin Fu

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report As of March 31, 2024, there were 15,449,451 ordinary shares outstanding, par value $0.0002 per share.

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

Yes ☐ No ☐

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires:

●	“we,” “us,” “our,” the “Company,” “our company” or similar terms refers to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company, and its wholly owned Hong Kong subsidiary Easy Skills Technology Limited, 75% owned Singaporean subsidiary Le First Skillland Pte. Ltd., wholly owned PRC subsidiary Skillful Craftsman Network Technology (Wuxi) Limited and its subsidiaries, and when describing our consolidated financial information and corporate structure, also includes the VIE;

●	“Skillful Craftsman” refers to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company;

●	“Hong Kong subsidiary” refers to Easy Skills Technology Limited, a wholly owned subsidiary of Skillful Craftsman in Hong Kong;

●	“Craftsman Wuxi” or “WOFE” refers to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of Skillful Craftsman in China through Hong Kong subsidiary;

●	“Jisen Information” refers to Shenzhen Qianhai Jisen Information Technology Ltd., a wholly owned subsidiary of Craftsman Wuxi in China;

●	“Kingway Cloud” refers to Wuxi Kingway Cloud Technology Co., Ltd., a wholly owned subsidiary of Wuxi Wangdao in China;

●	“Wuxi Talent Home” refers to Wuxi Talent Home Information Technology Co., Ltd., a minority owned subsidiary of Craftsman Wuxi in China;

●	“PRC subsidiaries” refers to Craftsman Wuxi, Jisen Information and Wuxi Talent Home;

●	“Singaporean subsidiary” refers to Le First Skillland Pte. Ltd., a 75% owned subsidiary of Skillful Craftsman;

●	“VIE” or “Wuxi Wangdao” refers to Wuxi Kingway Technology Co., Ltd., the variable interest entity in China;

●	“China” or the “PRC” refers to the People’s Republic of China;

●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“U.S. dollars,” “dollars” or “$” refers to the legal currency of the United States;

●	“fiscal year 2022” refers to the fiscal year ended March 31, 2022; and

●	“fiscal year 2023” refers to the fiscal year ended March 31, 2023; and

●	“fiscal year 2024” refers to the fiscal year ended March 31, 2024.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at the exchange rate on April 1, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, that is RMB7.2308 to $1.00.

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

Our Corporate Structure and Contractual Arrangements with the VIE and Its Shareholders

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is not a Chinese operating company but a Cayman Islands exempted company with operations primarily conducted by its subsidiaries and variable interest entity, or the VIE, which involves unique risks to investors. Neither Skillful Craftsman nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Wuxi Kingway Technology Co., Ltd. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the operating companies in China. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including online education services. Accordingly, these businesses are operated by the VIE in China. Skillful Craftsman does not own these operations but relies on contractual arrangements among the WOFE, the VIE and the VIE’s nominee shareholders, which allow Skillful Craftsman to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance, (ii) receive substantially all of the economic benefits and absorb substantially all of the losses of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. Because of these contractual arrangements, Skillful Craftsman is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP. Investors in our ordinary shares are purchasing equity interest in Skillful Craftsman, a Cayman Islands exempted company, and may never hold equity interests in the Chinese operating VIE.

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

Transfer of Cash to and from the VIE

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is a Cayman Islands exempted company with operations primarily conducted by its subsidiaries and the VIE. To date, the VIE’s operations have been primarily financed through net cash flow from operations and the net proceeds of our initial public offering. Most of the cash balances are located in the PRC and the rest are located in the U.S. under Skillful Craftsman, our Cayman Islands exempted company. Our access to cash balances or future earnings of the VIE is only through our contractual arrangements with the VIE and its shareholders. Cash is transferred through our organization in the manner as follows: (i) we may transfer funds to Craftsman Wuxi, the WOFE, through our Hong Kong subsidiary, by additional capital contributions or shareholder loans, as the case may be; (ii) the WOFE may provide loans to the VIE, subject to statutory limits and restrictions; (iii) funds from the VIE to the WOFE are remitted as services fees; (iv) the WOFE may make dividends or other distributions to Skillful Craftsman through our Hong Kong subsidiary; and (v) intercompany borrowings between VIE and holding company. As of the date of this annual report, there was no service fee owed by the VIE to the WOFE under the exclusive business cooperation agreement as part of the VIE Agreements.

The cash flows that have occurred between the WOFE and the VIE, between our Cayman Islands exempted company and the VIE, between our Cayman Islands exempted company and our Hong Kong subsidiary, and between our Hong Kong subsidiary and the WOFE are summarized as follows:

	For the Year Ended March 31,
	2022	2023	2024
	US$
Cash paid by VIE to WOFE	2,341	—	12,173
Cash paid by WOFE to VIE	503,252	509,335	2,488
Cash paid by VIE to Cayman Islands exempted company	—	—	—
Cash paid by Cayman Islands exempted company to VIE	464,240	—	—
Cash paid by Cayman Islands exempted company to Hong Kong subsidiary	2,520,000	645,000	—
Cash paid by Hong Kong subsidiary to VIE	2,510,000	—	—
Cash paid by Hong Kong subsidiary to WOFE	—	640,000	—

By the end of March 31, 2024, the WOFE has cumulatively transferred RMB 4.0 million (approximately $582,098) to the VIE as repayment of the VIE’s loan to the WOFE in relation to the consideration for the WOFE’s acquisition of Wuxi Talent Home.

The above cash flows include all distributions and transfers between our Cayman Islands exempted company, our Hong Kong subsidiary, our Singaporean subsidiary, the WOFE and the VIE as of the date of this annual report.

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

Under our current corporate structure, we rely on dividend payments from Craftsman Wuxi to fund any cash and financing requirements we may have. Current PRC regulations permit the WOFE to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. The WOFE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WOFE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WOFE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

Additionally, the VIE receives substantially all of the revenue in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE, by complying with certain procedural requirements. Dividends payments to us by the WOFE in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WOFE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at the WOFE level	(25.00)
Amount to be distributed as dividend from the WOFE to Hong Kong subsidiary(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Skillful Craftsman	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.

(2)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to Skillful Craftsman.

3.A. [Reserved]

Financial Information Related to the VIE and Parent

Wuxi Wangdao (VIE) contributed to 97.2%, 91.0% and 100% of our consolidated revenue for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. It contributed to 86% of the consolidated assets and 90% of the consolidated liabilities as of March 31, 20221, 82% of the consolidated assets and 92% of the consolidated liabilities as of March 31, 2023, 94% of the consolidated assets and 98% of the consolidated liabilities as of March 31, 2024. We demonstrate the reconciliation of the financial position results of operations and cash flows as follows:

Selected Condensed Consolidated Statement of Operations and Comprehensive Income

	For the Year Ended March 31, 2024
	Skillful		Hong Kong	Singapore		Eliminating
	Craftsman	VIE	Subsidiary		WOFE	Entries	Total
	US$
Revenue	—	1,999,056	—	—	—	—	1,999,056
Cost of revenue	—	(1,683,916)	—	—	(145,753)	—	(1,829,669)
Gross income	—	315,140	—	—	(145,753)	—	169,387

Operating expenses:
Selling and marketing expenses	—	(242,447)	—	—	—	—	(242,447)
General and administrative expenses	(825,582)	(592,876)	(2,626)	(2,632)	(520,028)	—	(1,943,744)
Total operating expenses	(825,582)	(835,323)	(2,626)	(2,632)	(520,028)	—	(2,186,191)
Loss from operations	(825,582)	(520,183)	(2,626)	(2,632)	(665,781)	—	(2,016,803)
Interest income	10,082	61,099	7	—	1,367	—	72,555
Interest expense	—	(794,352)	—	—	—	—	(794,352)
Investment income/(loss), net	—	1,700,955	—	—	(1,085)	—	1,699,870
Government grant	—	—	—	—	1,395	—	1,395
Loss on disposals of equipment	—	1,546	—	—	—	—	1,546
Impairment loss	—	—	—	—	(4,334,717)	—	(4,334,717)
Foreign currency exchange loss	—	—	—	—	(115,247)	—	(115,247)
Share of profit in subsidiaries and VIE	(4,629,553)	—	—	—	—	4,629,553	—
Other income (expenses), net	722,908	13,821	(88)	—	(306)	—	736,335
Loss before income taxes	(4,722,145)	462,886	(2,707)	(2,632)	(5,114,374)	4,629,553	(4,749,419)
Income tax expense	—	—	—	—	27,273	—	27,273
Net income	(4,722,145)	462,886	(2,707)	(2,632)	(5,087,101)	4,629,553	(4,722,146)

Other comprehensive income/(loss):
Foreign currency translation adjustment	—	(630,388)	—	7	(97,846)	(5,311)	(733,539)
Total comprehensive income	(4,722,145)	(167,502)	(2,707)	(2,625)	(5,184,947)	4,624,242	(5,455,685)

	For the Year Ended March 31, 2023
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
Revenue	—	10,250,708	—	1,073,036	—	11,323,744
Cost of revenue	—	(27,111,057)	—	(189,833)	—	(27,300,890)
Gross income	—	(16,860,349)	—	883,203	—	(15,977,146)

Operating expenses:
Selling and marketing expenses	—	(464,209)	—	—	—	(464,209)
General and administrative expenses	(2,226,956)	(827,343)	(480)	(604,754)	—	(3,659,533)
Total operating expenses	(2,226,956)	(1,291,552)	(480)	(604,754)	—	(4,123,742)
Loss from operations	(2,226,956)	(18,151,901)	(480)	278,449	—	(20,100,888)
Interest income	942	68,473	28	1,466	—	70,909
Interest expense	—	(819,219)	—	—	—	(819,219)
Investment income/(loss), net	—	739,327	—	(14,899)	—	724,428
Government grant	—	—	—	272	—	272
Impairment loss	—		—	(306,595)	—	(306,595)
Foreign currency exchange loss	—	—	—	(198,808)	—	(198,808)
Share of profit in subsidiaries and VIE	(18,678,368)	—	—	—	18,678,368	—
Other income (expenses), net	(2,603)	148,138	(174)	467	—	145,828
Loss before income taxes	(20,906,985)	(18,015,182)	(626)	(239,648)	18,678,368	(20,484,073)
Income tax expense	—	(295,780)	—	(127,132)	—	(422,912)
Net income	(20,906,985)	(18,310,962)	(626)	(366,780)	18,678,368	(20,906,985)

Other comprehensive income/(loss):
Foreign currency translation adjustment	(3,402,058)	(3,206,676)	—	(187,516)	3,394,192	(3,402,058)
Total comprehensive income	(24,309,043)	(21,517,638)	(626)	(554,296)	22,072,560	(24,309,043)

	For the Year Ended March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
Revenue	—	23,050,619	—	—	—	23,050,619
Cost of revenue	—	(17,648,467)	(24,732)	—	—	(17,673,199)
Gross income	—	5,402,152	(24,732)	—	—	5,377,420

Operating expenses:
Selling and marketing expenses		(1,794,510)				(1,794,510)
General and administrative expenses	(2,790,459)	(1,153,383)	(524)	(199,935)	—	(4,144,301)
Total operating expenses	(2,790,459)	(2,947,893)	(524)	(199,935)	—	(5,938,811)
Income from operations	(2,790,459)	2,454,259	(524)	(224,667)	—	(561,391)
Interest income	2,410	63,463	6	372	—	66,251
Interest expense	—	(217,041)	—	—	—	(217,041)
Investment loss, net	—	(134,134)	—	(32,200)	—	(166,334)
Government grant	—	1,157	—	—	—	1,157
Foreign currency exchange loss	(79,336)	—	—	(16,795)	—	(96,131)
Share of profit in subsidiaries and VIE	1,476,806	—	—	—	(1,476,806)	—
Other income (expenses), net	(9,713)	191,752	(133)	(89)	—	181,817
Income before income taxes	(1,400,292)	2,359,456	(651)	(273,379)	(1,476,806)	(791,672)
Income tax expense	—	(608,620)	—	—	—	(608,620)
Net income	(1,400,292)	1,750,836	(651)	(273,379)	—	(1,400,292)

Other comprehensive income/(loss):
Foreign currency translation adjustment	1,458,405	1,376,594	(31)	22,067	(1,398,630)	1,458,405
Total comprehensive income	58,113	3,127,430	(682)	(251,312)	(2,875,436)	58,113

Selected Condensed Consolidated Balance Sheets

	As of March 31, 2024
	Skillful		Hong
	Craftsman	VIE	Kong	Singapore	WOFE	Entries	Total
	US$
ASSETS
Current assets
Cash and cash equivalents	231,694	17,087,420	6,796	20,419	486,662	—	17,832,991
Accounts receivable, net	—	7,343	—	—	—	—	7,343
Prepayments and other current assets	70,000	2,818	—	67	80	—	72,965
Deferred expenses	49,125	878,654	—	—	—	—	927,779
Advance for investment	—	—	—	—	—	—	—
Investment in subsidiaries and VIE	17,358,111	—	3,150,000	—	—	(20,508,111)	—
Amounts due from subsidiaries and VIE	3,791,734	934,716	—	—	—	(4,726,450)	—
Amounts due from a related party	—	—	—	—	—	—	—
Other receivables	—	4,734	—	—	29,011	—	33,745
Total current assets	21,500,664	18,915,685	3,156,796	20,486	515,753	(25,234,561)	18,874,823
Non-current assets
Long-term investment	—	15,552,776	—	—	1,841,054	—	17,393,830
Goodwill	—	—	—	—	—	—	—
Property and equipment, net	—	495	—	—	53,935	—	54,430
Intangible assets, net	—	—	—	—	—	—	—
Operating Right-of-use asset current, net	—	—	—	—	—		—
Total non-current assets	—	15,553,271	—	—	1,894,989	—	17,448,260
TOTAL ASSETS	21,500,664	34,468,956	3,156,796	20,486	2,410,742	(25,234,561)	36,323,083
LIABILITIES
Current liabilities
Accounts payable	—	—	—	—	—	—	—
Taxes payable	—	1,081	—	—	193,478	—	194,559
Amounts due to a related party	2,107	—	—	—	50,829	—	52,936
Accrued expenses	—	1,200,776	150	23,111	4,713,670	(4,722,822)	1,214,885
Deferred revenue-current	—	111,630	—	—	—	—	111,630
Deferred tax liabilities	—	—	—	—	—	—	—
Operating Lease Liability-current	—	—	—	—	—		—
Total current liabilities	2,107	1,313,487	150	23,111	4,957,977	(4,722,822)	1,574,010
Non-current liabilities
Long-term loans	—	13,250,516	—	—	—	—	13,250,516
Deferred revenue-noncurrent	—	—	—	—	—	—	—
Bond Payable	—	—	—	—	—	—	—
Total non-current liabilities	—	13,250,516	—	—	—	—	13,250,516
TOTAL LIABILITIES	2,107	14,564,004	150	23,111	4,957,977	(4,722,822)	14,824,526
COMMITMENTS AND CONTINGENCIES	—	—	—		—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	3,090	1,619,774	3,165,000	—	3,150,000	(7,934,774)	3,090
Additional paid-in capital	19,055,297	—	—	—	—	—	19,055,297
Statutory reserve	745,590	745,590	—	—	—	(745,590)	745,590
Accumulated profits	3,389,754	18,967,360	(8,095)	(2,632)	(5,433,711)	(13,522,922)	3,389,754
Accumulated other comprehensive income/(loss)	(1,695,174)	(1,427,772)	(259)	7	(263,524)	1,691,548	(1,695,174)
TOTAL SHAREHOLDERS’ EQUITY	21,498,557	19,904,952	3,156,646	(2,625)	(2,547,235)	(20,511,738)	21,498,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,500,664	34,468,956	3,156,796	20,486	2,410,742	(25,234,560)	36,323,083

	As of March 31, 2023
	Skillful	Hong Kong	Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
ASSETS
Current assets
Cash and cash equivalents	1,198,204	19,142,721	9,503	648,358	—	20,998,786
Accounts receivable, net	—	8,572	—	449,532	—	458,104
Prepayments and other current assets	—	129,148	—	21,869	—	151,017
Deferred expenses	46,500	939,252	—	—	—	985,752
Advance for investment	—	—	—	1,902,004	—	1,902,004
Investment in subsidiaries and VIE	22,721,204	—	3,150,000	—	(25,871,204)	—
Amounts due from subsidiaries and VIE	3,766,314	955,061	—	—	(4,721,375)	—
Amounts due from a related party	—	—	—	—	—	—
Other receivables	—	3,573	—	31,242	—	34,815
Total current assets	27,732,222	21,178,327	3,159,503	3,053,005	(30,592,579)	24,530,478
Non-current assets
Long-term investment	—	14,296,824	—	—	—	14,296,824
Goodwill	—	—	—	4,306,579	—	4,306,579
Property and equipment, net	—	6,620	—	74,695	—	81,315
Intangible assets, net	—	—	—	254,646	—	254,646
Operating Right-of-use asset current, net				172,796		172,796
Total non-current assets	—	14,303,444	—	4,808,716	—	19,112,160
TOTAL ASSETS	27,732,222	35,481,771	3,159,503	7,861,721	(30,592,579)	43,642,638
LIABILITIES
Current liabilities
Accounts payable	—	21,894	—	—	—	21,894
Taxes payable	—	8,488	—	249,895	—	258,383
Amounts due to a related party	2,107	—	—	52,481	—	54,588
Accrued expenses	775,873	340,599	150	4,665,140	(4,723,059)	1,058,703
Deferred revenue-current	—	1,357,236	—	—	—	1,357,236
Deferred tax liabilities	—	—	—	28,241	—	28,241
Operating Lease Liability-current	—	—	—	224,822		224,822
Total current liabilities	777,980	1,728,217	150	5,220,579	(4,723,059)	3,003,867
Non-current liabilities
Long-term loans	—	13,681,099	—	—	—	13,681,099
Deferred revenue-noncurrent	—	—	—	3,430	—	3,430
Bond Payable	—	—	—	—	—	—
Total non-current liabilities	—	13,681,099	—	3,430	—	13,684,529
TOTAL LIABILITIES	777,980	15,409,316	150	5,224,009	(4,723,059)	16,688,396
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively	2,980	1,619,774	3,165,000	3,150,000	(7,934,774)	2,980
Additional paid-in capital	19,055,407	—	—	—	—	19,055,407
Statutory reserve	745,590	745,590	—	—	(745,590)	745,590
Accumulated profits	8,111,900	18,504,475	(5,388)	(346,611)	(18,152,476)	8,111,900
Accumulated other comprehensive income/(loss)	(961,635)	(797,384)	(259)	(165,677)	963,320	(961,635)
TOTAL SHAREHOLDERS’ EQUITY	26,954,242	20,072,455	3,159,353	2,637,712	(25,869,520)	26,954,242
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,732,222	35,481,771	3,159,503	7,861,721	(30,592,579)	43,642,638

	As of March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
ASSETS
Current assets
Cash and cash equivalents	2,622,624	20,651,502	5,129	554,870	—	23,834,125
Accounts receivable, net	—	252,215	—	—	—	252,215
Prepayments and other current assets	54,519	466,846	—	—	—	521,365
Deferred expenses	48,624	1,101,761	—	—	—	1,150,385
Advance for investment	—	—	—	1,732,775	—	1,732,775
Investment in subsidiaries and VIE	48,796,630	—	—	—	(48,796,630)	—
Other receivables	93,836	1,589,182	—	996,556	(2,646,515)	33,059
Total current assets	51,616,233	24,061,506	5,129	3,284,201	(51,443,145)	27,523,924
Non-current assets
Long-term investment	—	14,673,898	2,510,000	282,545	(2,510,000)	14,956,443
Goodwill	—	4,581,112	—	—	—	4,581,112
Property and equipment, net	—	10,597,580	—	101,430	—	10,699,010
Intangible assets, net	—	15,143,366	—	189,030	—	15,332,396
Total non-current assets	—	44,995,956	2,510,000	573,005	(2,510,000)	45,568,961
TOTAL ASSETS	51,616,223	69,057,462	2,515,129	3,857,206	(53,953,145)	73,092,885
LIABILITIES
Current liabilities
Accounts payable	—	77,266	—	—	—	77,266
Taxes payable	—	127,645	—	—	—	127,645
Amounts due to a related party	2,443	44,107	—	99	—	46,649
Accrued expenses	382,983	5,201,217	150	1,605,742	(6,328,542)	861,550
Amounts due to subsidiaries and VIE	967,522	—	—	—	(967,522)	—
Deferred revenue-current	—	6,864,731	—	—	—	6,864,731
Deferred tax liabilities	—	38,744	—	—	—	38,744
Total current liabilities	1,352,948	12,353,710	150	1,605,841	(7,296,064)	8,016,585
Non-current liabilities
Long-term loans	—	14,809,302	—	—	—	14,809,302
Deferred revenue-noncurrent	—	3,713	—	—	—	3,713
Total non-current liabilities	—	14,813,015	—	—	—	14,813,015
TOTAL LIABILITIES	1,352,948	27,166,725	150	1,605,841	(7,296,064)	22,829,600
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 12,000,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively	2,980	1,619,774	2,520,000	2,510,000	(6,649,774)	2,980
Additional paid-in capital	18,055,407	—	—	—	—	18,055,407
Statutory reserve	745,590	745,590	—	—	(745,590)	745,590
Accumulated profits	29,018,885	37,116,081	(4,762)	(280,474)	(36,830,845)	29,018,885
Accumulated other comprehensive income/(loss)	2,440,423	2,409,292	(259)	21,839	(2,430,872)	2,440,423
TOTAL SHAREHOLDERS’ EQUITY	50,263,285	41,890,737	2,514,979	2,251,365	(46,657,081)	50,263,285
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	51,616,223	69,057,462	2,515,129	3,857,206	(53,953,145)	73,092,885

Selected Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2024
	Skillful		Hong Kong			Eliminating
	Craftsman	VIE	Subsidiary	Singapore	WOFE	Entries	Total
	US$
Net cash generated from operating activities	(966,510)	(1,474,734)	(2,714)	27,457	(243,599)	—	(2,660,100)
Net cash used in investing activities	—	4,788	—	—	—	—	4,788
Net cash generated from financing activities	—	—	—		—	—	—
Effects of exchange rate changes on cash	—	(585,355)	—	—	74,872	—	(510,483)
Net cash inflow	(966,510)	(2,055,301)	(2,714)	27,457	(168,727)	—	(3,165,795)

	For the Year Ended March 31, 2023
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
Net cash generated from operating activities	(1,779,420)	148,162	(626)	(926,554)	—	(2,558,438)
Net cash used in investing activities	(645,000)	(529,511)	(640,000)	228,880	1,285,000	(300,631)
Net cash generated from financing activities	1,000,000	—	645,000	640,000	(1,285,000)	1,000,000
Effects of exchange rate changes on cash	—	(1,127,433)	—	151,163	—	(976,270)
Net cash inflow	(1,424,420)	(1,508,782)	4,374	93,489	—	(2,835,339)

	For the Year Ended March 31, 2022
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
Net cash generated from operating activities	(3,157,113)	9,390,281	(4,871)	(1,399,364)	—	4,828,933
Net cash used in investing activities	3,043,030	(18,530,989)	(2,510,000)	(627,646)	5,030,000	(13,595,605)
Net cash generated from financing activities	—	14,809,302	2,520,000	2,510,000	(5,030,000)	14,809,302
Effects of exchange rate changes on cash	—	266,364	—	71,771	—	338,135
Net cash inflow	(114,083)	5,934,959	5,129	554,760	—	6,380,765

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

In addition, the majority of the revenue is derived from fees paid by the VIE’s members. The conversion of the VIE’s nonpaying registered members to fee-paying members is key to the ability to generate revenue. As of March 31, 2024, only approximately 0.19% of the VIE’s total registered members were fee-paying members. We cannot assure you that the VIE’s nonpaying registered members will convert into fee-paying members in the future. Such conversion is subject to a number of factors such as compatibility of the VIE’s fee-paying programs with market demands for vocational and other skills, changes in policies of the Ministry of Education of the PRC, or the MOE, and the ability to maintain and expand the strategic cooperation with education industry associations, vocational schools and universities. If the VIE’s nonpaying registered members do not convert into fee-paying members, the business, financial condition and results of operations will be adversely affected.

The VIE and our subsidiaries may not be able to improve the content of the existing courses or develop and introduce new courses or services in a timely or cost-effective manner.

Since its inception, the VIE has primarily focused on providing vocational education services while expanding its course offerings to include college student training. The WOFE also made a minority investment in August 2021 in Hunan Medical Star Technology Co., Ltd. to provide doctors and medical school students in Hunan Province with education services in traditional Chinese medical science. The WOFE’s subsidiary, Jisen Information, offers several financial investment courses through its financial investment education platform. Both the VIE and our subsidiaries constantly update and improve the content of the existing courses and develop new courses or services to meet changing market demands. Revisions to the existing courses and the newly developed courses or services may not be well received by existing or prospective students. If the VIE and our subsidiaries cannot respond effectively to changes in market demands, the business may be adversely affected. Even if the VIE and our subsidiaries are able to develop new courses or services that are well received, they may not be able to introduce them in a timely or cost-effective manner. If the VIE and our subsidiaries do not respond adequately to changes in market demands, the ability to attract and retain students may be impaired and the financial results could suffer.

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

Additionally, regulatory requirements on cybersecurity and data privacy in the PRC are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties concerning the scope of our and the VIE’s responsibilities in this regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities and security regulations carried out within the territory of the PRC, however, such activities carried out outside the territory of the PRC that may affect national security will be subject to relative regulations, and the data processing activities that may affect national security shall be subject to a security review procedure. We are a Cayman Islands exempted company and the WOFE, Craftsman Wuxi, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we operate the website, www.kingwayup.com, through the consolidated VIE, Wuxi Wangdao, which holds the ICP License for www.kingwayup.com. Thus, we and the VIE may face the regulation and supervision of the national education department, public security organs, state security organs and the state information departments. During the operation, we and the VIE also need to collect, use, disclose, retain and secure data provided by the users. Any violation of the regulations of the Data Security Law of the PRC may face government enforcement actions and investigations, fines, penalties, suspension of the non-compliant operations, or removal of the application from the relevant application stores, among other sanctions, which could materially and adversely affect the business and results of operations. Furthermore, the Personal Information Protection Law of PRC was published on August 20, 2021 by the Standing Committee of the National People’s Congress and took effect on November 1, 2021, according to which processing outside the territory of PRC of personal information of natural persons within the territory of PRC for the purpose of providing products or services to such natural person shall be regulated, and the processing of personal information shall have a clear and reasonable purpose. When processing personal information, the related rules, purpose, method and scope shall be disclosed. Except for certain exceptional circumstances, a personal information processor shall only process and disclose the personal information of an individual with the consent of such individual.

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

Because student enrollment of the VIE and our subsidiaries may depend on the students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of positions in the areas of the training provided by the VIE and our subsidiaries, their business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 as well as negative impacts from COVID-19 to global economies from 2020 to 2022. Economic recovery in China has been slow since the COVID-19. A decline in the economic prospects in the mechanics and other industries could alter current or prospective students’ spending priorities and the recruiting demand from workers in these areas. We cannot assure you that education spending in general or with respect to the course offerings of the VIE and our subsidiaries in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for mechanics or other training covered by the courses of the VIE and our subsidiaries, which could materially and adversely affect the financial condition and results of operations.

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

We believe the outbreak and resurgence of the COVID-19 pandemic have not had material adverse impacts on the daily operation of the VIE’s business, as the VIE is an online education service provider and has adapted to remote working arrangements or other online methods. However, all of the revenue and the workforce are concentrated in China and therefore, the results of operations and financial performance may be adversely affected by the ongoing COVID-19 pandemic in China. If the disruption caused by COVID-19 persists, the VIE and our PRC subsidiaries may face operational challenges with respect to continuing to offer the online courses. Any reduction in disposable income of the users of the VIE and our subsidiaries resulting from a worsening economy under COVID-19’s influence may also lessen demands for the services provided by the VIE and our subsidiaries or put price pressure on such services. Moreover, the competition in the vocational education market has intensified due to the long-term impact of the COVID-19 pandemic, as competitors and governmental authorities started to provide students with free access to their online education platforms. The impact of business disruptions, lower demands, price pressure or intense competition on the operating results and financial performance cannot be reasonably estimated if there is any new outbreak or variant of COVID-19. The extent to which the COVID-19 pandemic might impact the results in the future will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others.

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

The business depends on the continued efforts of our senior management, particularly Mr. Bin Fu. If Mr. Fu or one or more other of the key executives were unable or unwilling to continue in their present positions, the business may be severely disrupted.

The business operations depend on the continuing services of the senior management, particularly Mr. Bin Fu, our Chairman and Chief Executive Officer, and other executive officers named in this report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, the future growth may be constrained, the business may be severely disrupted and the financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in the PRC, there is no assurance that any member of our management team will not join the competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

As for the rapid development of the Internet platform economy in the PRC, relevant administrative and judicial agencies and departments published various opinions and guidelines to regulate certain activities involved. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulated that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review, and elaborated on the issues related to the platform economy, such as “price discrimination against existing customers enabled by big data” and “tying arrangements.” At the press conference of the Supreme People’s Court of the PRC held on April 22, 2021, the Vice President of the Intellectual Property Tribunal in the Supreme People’s Court of the PRC stated that the Supreme People’s Court of the PRC supported and supervised the administrative law-enforcement departments in performing their duties in accordance with the laws and regulations concerning anti-monopoly, and promoted the cooperation of the administrative law-enforcement departments and the judicial system to stop and crack down monopolistic activities in the Internet industry. On August 17, 2021, the State Administration for Market Regulation, or the SAMR, solicited opinions on the Regulations on Prohibition of Internet Unfair Competition Behaviors (Draft for Public Comments), under which some Internet unfair competition behaviors will face stricter and more detailed supervision. On May 5, 2024, SAMR published the Interim Provisions on Anti Internet Unfair Competition, which will become effective on September 1, 2024. The Interim Provisions on Anti Internet Unfair Competition aims to further detailing the Anti-Unfair Competition Law and the E-Commerce Law by refining and clarifying the traffic light rules for Internet competition behaviors, and supplementing and improving e-commerce competition rules combined with practical needs. Given the complex and ever-changing nature of Internet competition behaviors, the Interim Provisions on Anti Internet Unfair Competition classifies and refines these behaviors, establishing clear standards for their identification.

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

We are a Cayman Islands exempted company with the operations being conducted by our PRC subsidiaries and the VIE. As permitted under PRC laws and regulations, in utilizing the proceeds of our initial public offering, we may make loans to the WOFE and the VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to the WOFE. In particular, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. Pursuant to currently applicable PRC regulations, the statutory limit for the total amount of foreign debts of a foreign-invested company such as the WOFE is either the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company or twice of the net worth of the foreign-invested company. Based on the current amount of total investment and registered capital, we anticipate that we will be able to transfer up to $18 million of net proceeds from our initial public offering in the form of shareholder loans without increasing the registered capital or total investment amount of the WOFE.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise provided by law. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding the conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capital of an ordinary foreign-invested enterprise in the pilot areas, and such a foreign-invested enterprise is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such foreign-invested enterprises, subject to certain registration and settlement procedures as set forth in SAFE Circular 36. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. However, SAFE Circular 19 continues to prohibit a foreign-invested enterprise from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its authorized business scope, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit the ability to use RMB converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by the WOFE, to invest in or acquire any other PRC companies through the WOFE, or to establish new consolidated VIEs in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to the WOFE and the VIE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore financing and to capitalize or otherwise fund the VIE’s operations may be negatively affected, which could materially and adversely affect the WOFE’s or the VIE’s liquidity and the ability to fund and expand our and the VIE’s business.

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

The Circular on Strengthening the Administration of Foreign Investment in an Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, the VIE, Wuxi Wangdao, holds an ICP license and operates the websites. Wuxi Wangdao owns the relevant domain names and software copyrights and has the necessary personnel to operate such websites. The WOFE’s subsidiary, Wuxi Talent Home also holds an ICP license and operate its website.

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

The internet industry in China is highly regulated by the PRC government. The VIE and our PRC subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for the business operations in China and any failure to comply with these requirements may materially adversely affect the business and results of operations. Currently, the VIE, Wuxi Wangdao, holds (i) an ICP license for the websites, which is valid until February 19, 2029 and is subject to annual review; (ii) a Publication Business Operation License for online distribution of course books or other course materials, including electronic version, to members of the platforms, which is valid from April 8, 2020 to March 31, 2024 and we are in the process of renewal; and (iii) a Broadcasting and Television Programme Production and Operation License, for producing and distributing broadcasting and television programs (excluding topics and columns concerning current political affairs and news), which is valid from April 1, 2021 to February 24, 2025. Wuxi Talent Home, holds (i) an ICP license for the website, which is valid from March 25, 2020 to March 25, 2025, and is subject to annual review; (ii) a Human Resources Service license for proving information service concerning human resources, which is valid from May 21, 2019 to May 2024 and we are in the process of renewal; and (iii) a Labor Dispatch Operating License for proving labor dispatching service with the PRC, which is valid from June 30, 2023 to June 29, 2026, and is subject to annual review. As advised by our PRC legal counsel, V&T Law Firm, based on its understanding of the current PRC law and regulations, (i) the VIE and our PRC subsidiaries have obtained all permissions and approvals that are required to obtain to operate their businesses in accordance with the PRC laws and regulations as of the date of this annual report; (ii) no permissions or approvals have been denied by relevant PRC government authorities concerning the VIE’s and our PRC subsidiaries’ operations till now; and (iii) the VIE and our PRC subsidiaries have never received any inquiry, notice, warning, or sanctions from any PRC government authorities regarding their operations as of the date of this annual report. However, we cannot assure you that the PRC government authorities would reach the same conclusion as our PRC legal counsel due to the continuously evolving of the PRC legal systems, including new interpretation and implementation of current PRC laws and regulations and new laws and regulations to be promulgated. Accordingly, the VIE and our PRC subsidiaries may be required to obtain additional licenses and permits or expand the authorized business scope covered under the licenses they currently hold for their operations in the future. For example, the contents the VIE use on its websites, primarily including the course materials, may be deemed “Internet cultural products,” and its use of those contents may be regarded as “Internet cultural activities,” thus the VIE may be required to obtain an Internet Culture Business Operating License for provision of those contents through the online platforms as currently there is no further official or publicly-available interpretation of those definitions. Also, providing content through Wuxi Wangdao’s online platform may be regarded as “online publishing” and may thus subject it to the requirement of obtaining an Online Publishing License. In addition, Wuxi Wangdao may be required to obtain an Internet Audio-Visual Programmes Service License for online distribution of audio or visual programs or contents. If Wuxi Wangdao fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of its operations.

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

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or the WOFE to liability or penalties, limit our ability to inject capital into the WOFE, limit the WOFE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us, the WOFE or the VIE.

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

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our Cayman Islands exempted company and who are known to us have initiated the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or the WOFE’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, the business operations and our ability to make distributions to you could be materially and adversely affected.

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

The WOFE is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are an exempted company incorporated in the Cayman Islands structured as a holding company. We may need dividends and other distributions on equity from the WOFE to satisfy our liquidity requirements. Current PRC regulations permit the WOFE to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the WOFE is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The WOFE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WOFE incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WOFE’s ability to pay dividends and other distributions to us. Any limitation on the ability of the WOFE to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of the revenue in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from the WOFE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the WOFE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

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

We have three major types of chops-corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing the business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. The use of corporate chops and contract chops must be approved by our legal department and administrative department, and the use of finance chops must be approved by our finance department. The chops of the WOFE and the VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of the WOFE and the VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of the WOFE and the VIE have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of the chops, the VIE generally has them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. The designated legal representatives generally do not have access to the chops. Although we monitor the employees, including the designated legal representatives of the WOFE and the VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or the VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of the chops or signatures of the legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates the chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to the normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from the operations.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and the Company, except that we could exercise our purchase option under the exclusive purchasing right agreement with these shareholders to request them to transfer all of their equity ownership in Wuxi Wangdao to Craftsman Wuxi or one or more individuals designated by us. We rely on Xiaofeng Gao and Lugang Hua, who are the shareholders of Wuxi Wangdao and also its directors and officers, to abide by PRC law, which provides that directors owe a fiduciary duty to the company. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Wuxi Wangdao, we would have to rely on legal proceedings, which could result in disruption of the business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our subsidiaries in the PRC and Hong Kong to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on the ability to conduct the business.

Under our current corporate structure, our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiary, which in turn depends on dividends paid by the WOFE, which further depends on payments from the VIE under the VIE Agreements. To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIE’s ability to transfer cash and assets.

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

Remittance of dividends by our wholly owned subsidiary outside of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WOFE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so that any dividends the WOFE pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authorities as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the WOFE and the VIE do not represent an arm’s length price and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase their tax liabilities without reducing the WOFE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for under-paid taxes. The consolidated net income may be materially and adversely affected if the VIE’s tax liabilities increase or if we or the VIE is found to be subject to late payment fees or other penalties.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2024, we believe that we were classified as a passive foreign investment company, for the taxable year ended March 31, 2024. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. In addition, the law is unclear, but we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

As of the date of this report, our executive officers and directors, together with our principal shareholders, beneficially own approximately 8,005,000 ordinary shares, or approximately 50.3% of our outstanding ordinary shares.

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

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company follows its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following home country practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

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

We began operations in China in 2013 and currently conduct the business through our subsidiaries and variable interest entity, Wuxi Kingway Technology Co., Ltd. In 2013, Wuxi Kingway Technology Co., Ltd., or Wuxi Wangdao, was formed under the laws of the PRC to primarily engage in the business of online education and technology services. Due to restrictions imposed by PRC law on foreign ownership of companies engaged in the online value-added telecommunications business, we do not own any equity interest in the operations of Wuxi Wangdao. Instead, Skillful Craftsman relies on a series of VIE Agreements among Craftsman Wuxi, Wuxi Wangdao and Wuxi Wangdao’s nominee shareholders to consolidate the financial results of Wuxi Wangdao in the consolidated financial statements in accordance with U.S. GAAP. Skillful Craftsman relies on dividends and other distributions paid to it by Craftsman Wuxi, the WOFE, which in turn depends on the service fees paid to the WOFE from Wuxi Wangdao pursuant to the VIE Agreements. If Wuxi Wangdao and its shareholders fail to perform their obligations under the VIE Agreements, we could be limited in our ability to enforce the VIE Agreements and lose our ability to consolidate Wuxi Wangdao’s financial results in our consolidated financial statements in accordance with U.S. GAAP. Wuxi Wangdao contributed to 97.2%, 91.0% and 100% of our consolidated revenue for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. It contributed to 86% of the consolidated assets and 90% of the consolidated liabilities as of March 31, 20221, 82% of the consolidated assets and 92% of the consolidated liabilities as of March 31, 2023, 94% of the consolidated assets and 98% of the consolidated liabilities as of March 31, 2024. We do not have unfettered access to revenue of the WOFE and variable interest entity due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment.

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

The WOFE’s wholly owned subsidiary, Jisen Information, is a provider of integrated financial education services. Jisen Information currently has business relations with five universities and colleges in China and offers several financial investment courses to students at these universities and colleges through its financial investment education platform, including introduction to the global securities market, basic securities knowledge, fundamental analysis and technical analysis, among others. Jisen Information also arranges live lectures and case studies by financial experts, analysts and professional traders for the students.

The WOFE’s minority owned subsidiary, Wuxi Talent Home, is a service provider in the field of flexible employment. It has developed a platform to facilitate the employment of flexible workers, which meets both employers’ demand for skilled workers and talents’ demand for work opportunities. The platform also offers customized services to employers, helping them improve management and operational efficiency. On March 30, 2023, the Company established a 75% owned subsidiary in Singapore, Le First Skillland Pte. Ltd, to facilitate the Company’s global business development of vocational education. Currently, Le First Skillland Pte. Ltd. is in the stage of business development. On June 28, 2023, the VIE established a 40% owned subsidiary Wuxi Kingway Cloud Technology Co., Ltd., which will focus on human resources and technology related services.

Our revenue was $23.1 million in the fiscal year 2022 and $11.3 million in the fiscal year 2023 and $1.99 million in the fiscal year 2024. The VIE contributed to 97.2%, 90.5% and 100.0% of our consolidated revenue for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. Revenue from the online education services provided by the VIE accounted for 96.5%, 93.6%, and 98.8%, respectively, of the revenue for the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024. Revenue from technology services provided by the VIE, and together with revenue from services provided by Jisen Information accounts for the balance for the fiscal years ended March 31, 2022, March 31, 2023and March 31, 2024.

In addition, the consolidated entities within our group are also actively exploring new opportunities in the vocational education market. The VIE made a minority investment in August 2021 in Hunan Medical Star Technology Co., Ltd., a company committed to developing an online education platform to provide doctors and medical school students in Hunan Province with education services in traditional Chinese medical science, and acquired 3% equity interest in Fujian Pingtan Ocean Fishery Corporation in January 2022 to explore the possibility of jointly establishing a school focusing on supply chain management of ocean fishery products. Upon the acquisition of a minority stake in Wuxi Talent Home in March 2022, Craftsman Wuxi also entered the talent services industry to provide flexible staffing and labor outsourcing services to customers. In March 2023, the Company established a 75% owned subsidiary Le First Skillland Pte. Ltd. in Singapore to facilitate the Company’s global business development of vocational education. Currently, Le First Skillland Pte. Ltd. is in the stage of business development. On June 28, 2023, the VIE established a 40% owned subsidiary Wuxi Kingway Cloud Technology Co., Ltd., which will focus on human resources and technology related services. On March 30, 2023, the Company established a 75% owned subsidiary in Singapore, Le First Skillland Pte. Ltd, to facilitate the Company’s global business development of vocational education and has not made a capital contribution of $278,869 (S$375,000) to Le First Skillland by October,2024.

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

The bulk of the VIE’s revenue is generated from fees paid by registered members of the education platforms. The VIE also generates revenue from technology services to private companies and government agencies. Since it launched the first online education platform in 2014, the number of registered members of the platforms has grown substantially from 0.7 million as of December 31, 2014 to 83.4 million as of March 31, 2021 and 99.3 million as of March 31, 2022 and 115.1 million as of March 31, 2023. The number of fee-paying members, including registered members of the vocational training platform and the virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 3.1 million as of March 31, 2020. Due to the negative impact by COVID-19 and intensified competition in the vocational education market in China, the number of fee-paying members decreased to 1.2 million as of March 31, 2022, 0.3 million as of March 31, 2023 and 37,904 as of March 31, 2024.

Technology Services

In addition to online education services, the VIE also provides technology services to clients, comprising government agencies, academic institutions and private clients such as education service companies. The services it provides include software development and maintenance, hardware installation and testing and related consulting and training services. For the fiscal years ended March 31, 2022, 2023 and 2024, revenue generated from technology services was $766,676, $712,004 and $23,201, respectively.

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

We believe that the combination of these three platforms allows the VIE to address the online education demands of different groups of the target customers, ranging from college students to workers and reemployment groups in both rural and urban areas of the PRC. Additionally, the free lifelong education public service platform gives the VIE access to target user groups for the fee charging platforms by offering such users the opportunity to initially experience the training materials and services without paying a fee, which gives them the opportunity to become a fee-paying member of the vocational training and virtual simulation experimental training platforms by paying flat-rate annual fees for more systematic and sophisticated online training services. As of March 31, 2022, 2023 and 2024, approximately 8.5%, 7.55% and 1.28% of users of the lifelong public service platform became fee-paying users of the vocational training and virtual simulation experimental training platforms.

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

Based on the amount of fees the VIE charges and the types of services it provides, its platform users are divided into three categories: regular members, VIP members and SVIP members. Regular members are not required to pay a fee and only have access to materials on the lifelong education public service platform. VIP members have access to materials on the lifelong education public service platform and vocational training platform by paying a flat-rate annual fee and SVIP members have access to all the platforms by paying a quarterly fee at a higher rate. See “—Fees and Payments” in this annual report. The number of fee-paying users was approximately 1.2 million as of March 31, 2022 and 0.3 million as of March 31, 2023 and 37,904 as of March 31, 2024.

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

The VIE currently has a technology team consisting of over 10 members led by the Chief Technology Officer. The technology team dedicates its time to research and development efforts. The technology team has experience in the development, design, operation and maintenance of online platforms and services as well as the application of big data and artificial intelligence technologies in the improvement and expansion of the VIE’s online education services. Most of the team members have more than 10 years of work experience. Prior to joining us, many platform planning and general architecture designers worked at industry-leading companies or provided long-term technical support to these companies. The VIE’s research and development efforts are closely tied to the market. It adjusts the development efforts based on market conditions and government policies. The focuses of the VIE’s research and development efforts include improving its online training data collection, programs focused on intelligent study, education resource integration and cloud technology application. In addition to internal development efforts, the VIE also engages third parties for certain aspects of the development and maintenance of the platforms and online programs to the extent that such arrangements can help it save development costs. For instance, the VIE’s current online vocational training courses were developed by Jimei University. See “Item 10. Additional Information—C. Material Contracts—Cooperation Agreement with Jimei University.” Such cooperation allows the VIE’s internal technical team to focus on other aspects of its research & development efforts while keeping course development costs at a relatively low level.

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

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Negative List. To comply with the relevant laws and regulations, Wuxi Wangdao, the VIE, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until February 19, 2029.

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that foreign investors may not hold a majority equity interest in such joint ventures. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM to provide value-added telecommunication services in China, and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

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

Company Law of the People’s Republic of China (2023 Amendment)

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the People’s Republic of China (2023 Amendment) (“PRC Company Law”), which was initially promulgated by the Standing Committee of the National People’s Congress, on December 29, 1993, came into effect on July 1, 1994, and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023. The latest amended PRC Company Law became effective on July 1, 2024. The PRC Company Law generally governs two types of companies-limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail.

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

Regulations on Data Security

On June 10, 2021, the SCNPC published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Core data, i.e., data concerning national security, the lifelines of the national economy, important aspects of people’s lives, and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provides that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On November 14, 2021, the CAC released the Regulations of Cyber Data Security Management (Draft for Comments). Such draft regulation provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and the data processors conducting the following activities shall apply for cybersecurity review in accordance with the relevant regulations: (i) merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, such draft regulation also provides that (i) the operators of large internet platforms who set up headquarters or, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities and (ii) a data processor processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year.

Regulations on Personal Information Protection

On May 28, 2020, the NPC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision, and disclosure of personal information should follow the principles of legitimacy, properness, and necessity.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. The PRC Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of individuals located within China, or for other circumstances as prescribed by laws and administrative regulations. The PRC Personal Information Protection Law provides a personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. The PRC Personal Information Protection Law also contains certain specific provisions with respect to the obligations of a personal information processor and imposes further obligations on a personal information processor that provides for basic internet platform services, has large number of users, or has complicated business activities. These obligations include, without limitation, formulation of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

Regulations on Intellectual Property

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of the copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

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

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being, while the RMB funds obtained from discretionary settlement under the capital account shall be included in the account pending for foreign exchange settlement and payment. The WOFE and the VIE may only use the RMB funds obtained from foreign exchange settlement for expenditures under the current account within the business scope or the expenditure under the capital account permitted by laws and regulations. In addition, the WOFE and the VIE are required to comply with the following provisions in using their foreign exchange receipts under the capital account and RMB funds obtained from foreign exchange settlement: (1) such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments than banks’ principal-secured products; (3) such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) such receipts and funds shall not be used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope of such agreement and the contractual agreement shall not conflict with this Circular 16.

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

According to the Provisional Measures, the Administrative Rules on the Registration of Market Entities, which was promulgated by the State Council on July 27, 2021, became effective on March 1, 2022 and was last amended on February 6, 2016, and other laws and regulations governing the foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign-invested enterprise does not involve special access administrative measures prescribed by the PRC government.

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

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, which came into effect on January 1, 2008 and was last amended on December 29, 2018, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC.

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

Due to PRC legal restrictions on foreign ownership in internet-based businesses, including online education services, neither we nor our subsidiaries own any equity interest in the VIE, Wuxi Wangdao. Instead, Skillful Craftsman relies on the VIE Agreements dated July 17, 2019 by and among the WOFE, the VIE and the VIE’s shareholders to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of the VIE Agreements, Skillful Craftsman is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

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

The VIE, Wuxi Wangdao, is a provider of online education and technology services in China. While the education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, the VIE has been focusing on vocational education since its inception in 2013. The VIE currently provides approximately 642 vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction. It also provides technology services, including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC. Revenue from the online education services accounted for 98.8%, 90.0%, and 96.7%, respectively, of the revenue for the fiscal years ended March 31, 2024, March 31, 2023 and March 31, 2022, and revenue from technology services accounts for the balance.

China has a relatively large online education market and such market has experienced fast growth in the past two decades. With the growth of Internet use and improvements in online payment systems in China, we believe online education represents an attractive market opportunity. According to Intelligence Research Group, the number of users in the online education industry in China was 324 million users in 2023 and the size of China’s online education market was valued at approximately RMB400.0 billion ($55.3 billion) in 2023. According to Qianzhan Industrial Research Institute, the size of China’s online education market is expected to reach approximately RMB649.7 billion ($102.5 billion) by 2025. Under the influence of the pandemic situation, the online process of vocational education is accelerating, and new supply and demand continue to emerge. The vocational education services market in China is fragmented, rapidly evolving and highly competitive. Market participants include existing large online and offline providers of vocational education services, as well as smaller regional vocational education services providers.

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

Moreover, the WOFE’s wholly owned subsidiary, Jisen Information, is a provider of integrated financial education services. Jisen Information currently has business relations with five universities and colleges in China and offers several financial investment courses to students at these universities and colleges through its financial investment education platform, including introduction to the global securities market, basic securities knowledge, fundamental analysis and technical analysis, among others. Jisen Information also arranges live lectures and case studies by financial experts, analysts and professional traders for the students. The WOFE’s minority owned subsidiary, Wuxi Talent Home, is a service provider in the field of flexible employment. It has developed a platform to facilitate the employment of flexible workers, which meets both employers’ demand for skilled workers and talents’ demand for work opportunities. The platform also offers customized services to employers, helping them improve management and operational efficiency.

The bulk of our revenue is generated from fees paid by registered members of the education platforms to the VIE. The VIE also generates revenue from technology services to private companies and government agencies. Since it launched the first online education platform in 2014, the number of registered members of the platforms has grown substantially from 0.7 million as of December 31, 2014 to 83.4 million as of March 31, 2021, 99.3 million as of March 31, 2022 and 115.1 million as of March 31, 2023 and 126.1 million as of March 31, 2024. The number of fee-paying members, including registered members of the vocational training platform and the virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 3.1 million as of March 31, 2020. Due to the intensified competition in the vocational education market in China, the number of fee-paying members decreased to 1.2 million as of March 31, 2022, 0.3 million as of March 31, 2023 and 37,904 as of March 31, 2024. Our revenue was $23.1 million in the fiscal year 2022, $11.3 million in the fiscal year 2023 and $1.99 million in the fiscal year 2024.

Impact of COVID-19

Since the beginning of 2020, the COVID-19 pandemic has had material and adverse economic and social impacts around the world. Many enterprises in China closed offices and business facilities and required employees to work from home during the outbreak of COVID-19 between 2020 and 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and certain disruption in our business operations in December 2022 and January 2023. Although businesses are back to normal in China since early 2023, it is difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any future outbreak or resurgence of COVID-19 and new variants.

Due to impact of the COVID-19 pandemic, some online education platforms started to offer free access to their resources to drive more traffic on their platforms since 2022. The MOE also launched a national smart education platform for vocational education open to the public for free. These free resources comprise courses and skill trainings mainly designed for college students in China, the VIE’s major customer group, and overlap with the VIE’s course offerings in certain subjects. As a result, the VIE has experienced substantial decreases in the customer traffic on its platforms and the number of its fee-paying members. The VIE’s vocational education business has been adversely affected, which is reflected in a decline in revenue in the fiscal year ended March 31, 2024.

To mitigate the impact of the COVID-19 pandemic on our and the VIE’s existing business, we and the VIE have taken measures to continuously improve the content of existing courses and develop featured courses to enlarge the customer base and remain competitive in the online vocational education industry. In August 2021, the VIE invested in a joint venture, Medical Star, to collaboratively develop courses in the traditional Chinese medicine science. Jisen Information focuses on course content improvement and development and launch financial investment courses on the VIE’s education platforms to attract more fee-paying members. Meanwhile, the WOFE acquired minority interest of Wuxi Talent Home and entered the talent service industry to achieve synergies between the education and training business and talent service business. With these efforts, we expect to diversify the service offerings and monetization opportunities to improve our revenue and profitability.

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

At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of online education services, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Businesses of the VIE and our PRC subsidiaries may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—New legislation or changes in the PRC laws or policies regarding self-taught education may affect the VIE’s and our PRC subsidiaries’ business operations and prospects,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in China may adversely affect the business and reputation of the VIE and Wuxi Talent Home and subject them to liability for information displayed on its websites,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The VIE and our PRC subsidiaries face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or the WOFE to liability or penalties, limit our ability to inject capital into WOFE, limit the WOFE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us, the WOFE or the VIE.”

In particular, the businesses of the VIE and our PRC subsidiaries have benefited and expect to continue to benefit from the following recent trends in the China educational services market:

Increasing Internet and broadband penetration rates in China

China has one of the largest number of Internet users in the world. According to the China Internet Network Information Center, the number of Internet users in China has reached 1,092 million by December 2023 and the overall Internet penetration rate reached 75.6%. We believe the existing large size and growth potential of China’s Internet user base has contributed to the growth of online vocational education and continues to represent a significant market opportunity for the online education industry. We and the VIE have benefited from the rapid improvement of internet and broadband connectivity in China, which have increased the accessibility of online education courses as an effective and convenient way for people to meet their educational and career development needs.

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

The ability to continuously increase paid course enrollments

Our revenue primarily consists of fees paid by registered members of the education platforms operated by the VIE, and thus the growth in revenue is primarily driven by the increase in paid course enrollments. The VIE experienced a decrease in the number of fee-paying members, from 1.2 million as of March 31, 2022, 0.3 million as of March 31, 2023 and 37,904 as of March 31, 2024. The decrease was primarily due to the impact of COVID-19 and some market players’ providing education resources for free, which adversely impacted the VIE’s ability to attract new students and increase paid course enrollments. As a result, we experienced a significant decline in our revenue in the fiscal year 2022, 2023 and 2024, from $23.1 million in the fiscal year 2022, $11.3 million in the fiscal year 2023, and $1.99 million in the fiscal year 2024. Facing fiercer competition, the VIE remains committed to developing high-quality courses to attract more paying students. The VIE will continue to improve the brand reputation and enhance the students’ learning experience through enriching the course offerings, enhancing the brand reputation and refining the technology. In the meantime, the VIE will continue to improve its ability to convert sales leads into paid course enrollments cost-effectively.

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

The VIE’s planned expansion of virtual experimental training program offerings may result in substantial demands on the management, operational, technological, financial and other resources and increase the operating expenses, primarily expenses to be incurred in order to access additional training programs. The VIE’s current virtual experimental training materials were provided by Jimei University pursuant to the existing cooperation agreement. In order to efficiently manage costs in connection with the expansion of its virtual experimental training program, the VIE has been seeking cooperation with academic institutions such as Jiangsu Education Management Information Center and Jiangsu Audio-visual Education Center in order to access additional virtual experimental training programs developed by these institutions at a competitive price. However, due to various factors, the VIE has been unable to enter into cooperation with these institutions or obtain training materials at relatively low costs, which will adversely affect its ability to manage costs and expenses.

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

The KPIs we consider and the results for each of fiscal years ended March 31, 2023 and 2024 are set forth in the table below.

	For the Year Ended March 31,
	2024	2023	Change
	Number/US$	Number/US$	%
Number of Fee-Paying Members(1)	37,904	245,941	(85)
Revenue	1,999,056	11,323,744	(82)
Net (Loss) /Profit	(4,722,146)	(20,906,985)	(78)

(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing the VIE’s platforms as of the end of the applicable period.

We experienced a decrease in fee-paying members (85%) and a decrease in revenue (82%) in the fiscal year 2024 compared with the fiscal year 2023, primarily due to the intensified competition in the vocational education market and the depressed economic environment in China. In the fiscal year 2024, certain competitors and governmental authorities provided students with free access to their online education platforms, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services. We experienced a decrease in net loss (78%), primarily due to a decrease in revenue, a decrease in cost of revenue and operating expenses and the impairment of intangible asset, and property, plant and equipment for the fiscal year 2024.

The KPIs we consider and the results for each of fiscal years ended March 31, 2022 and 2023 are set forth in the table below.

	For the Year Ended March 31,
	2023	2022	Change
	Number/US$	Number/US$	%
Number of Fee-Paying Members(1)	245,941	1,233,832	(80)
Revenue	11,323,744	23,050,619	(51)
Net (Loss) /Profit	(20,906,985)	(1,400,292)	1393

(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing the VIE’s platforms as of the end of the applicable period.

We experienced a decrease in fee-paying members (80%) and a decrease in revenue (51%) in the fiscal year 2023 compared with the fiscal year 2022, primarily due to the intensified competition in the vocational education market in China and the depressed economic environment. In the fiscal year 2023, certain competitors and governmental authorities provided students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services. We experienced an increase in net loss (1393%), primarily due to a decrease in revenue,an increase in cost of revenue and operating expenses and the impairment of intangible asset, property, plant and equipment and long term investment for the fiscal year 2023.

Results of Operations

Year Ended March 31, 2024 as Compared to Year Ended March 31, 2023

	For the Year Ended March 31,		Change
	2024	2023	Amount
	US$	US$	US$	%
Revenue	1,999,056	11,323,744	(9,324,688)	(82)
Cost of revenue	(1,829,669)	(27,300,890)	25,471,221	(93)
Gross profit	169,387	(15,977,146)	16,146,533	(101)
Operating expenses
Sales and marketing expenses	(242,447)	(464,209)	221,762	(48)
General and administrative expenses	(1,943,744)	(3,659,533)	1,715,789	(47)
Total operating expense	(2,186,191)	(4,123,742)	1,937,551	(47)
Other income (expenses)
Interest income	72,555	70,909	1,646	2
Interest expense	(794,352)	(819,219)	24,867	(3)
Investment income/(loss), net	1,699,870	724,428	975,442	135
Foreign currency exchange loss	(115,247)	(198,808)	83,561	(42)
Government grant	1,395	272	1,123	413
Impairment loss	(4,334,717)	(306,595)	(4,028,122)	1,314
Other income (expenses), net	737,881	145,828	592,053	406
Income (Loss) before tax	(4,749,419)	(20,484,073)	15,734,654	(77)
Income tax expense	27,273	(422,912)	450,185	(106)
Net profit (Loss)	(4,722,146)	(20,906,985)	16,184,839	(77)

Revenue

Revenue decreased by 82% from $11.3 million for the fiscal year 2023 to $2.0 million for the fiscal year 2024. The decrease in revenue was primarily due to an 80% decrease in revenue generated from online education services from $10.2 million for the fiscal year 2023 to $2.0 million for the fiscal year 2024. The decrease in the revenue from the online education services was primarily due to a decrease in online VIP membership revenue from 8.0 million in the fiscal year 2023 to $1.6 million in the fiscal year 2024, as a result of the intensified competition in the vocational education market and slow recovery of economy in China. Also, since the fiscal year 2022, certain competitors provided students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services.

Cost of Revenue

Cost of revenue decreased from $27.3 million in the fiscal year 2023 to $ 1.8 million in the fiscal year 2024, representing a decrease of $ 25.5 million, or 93%. The decrease of cost of revenue was mainly caused by a decrease of the impairment of intangible asset for the amount of $8.1 million, the impairment for property, plant and equipment for the amount of $5.7 million, the amortization expense for the amount of $5.8 million, the depreciation expenses of server hardware for the amount of $3.9 million, and the maintenance service fee for the amount of $1.4 million,

Operating Expenses

Operating expenses decreased from $4.1 million for the fiscal year ended March 31, 2023 to $2.2 million for the fiscal year ended March 31, 2024, representing an decrease of $1.9 million, or 47%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses decreased from $0.5 million for the fiscal year ended March 31, 2023 to $0.2 million for the fiscal year ended March 31, 2024. The decrease was mainly because a $0.2 million decrease of the promotion fee.

General and administrative expenses decreased by 47% to $1.9 million for the fiscal year 2024 from $3.7 million for the fiscal year 2023. The decrease was mainly because the cost saving policy that the Company decreased the certain employees’ salary and bonus.

Investment Income, Net

Net investment income increased from an income of $0.7 million for the fiscal year 2023 to $1.7 million for the fiscal year 2024, representing an increase of $1.0 million, or 135%. The increase was primarily because the VIE’s investments in Fujian Pingtan Ocean Fishery Corporation.

Other Income

Net other income was $0.7 million for the fiscal year ended March 31, 2024, compared with net other income of $0.1 million for the fiscal year ended March 31, 2023, and a sharp increase due to the reduced payment of bonus liability.

Income (Loss) Before Tax

Loss before tax was $4.7 million for the fiscal year 2024, compared with loss before tax of $20.5 million for the fiscal year 2023.

Net Profit (Loss)

As a result of the foregoing, we had a net loss of $4.7 million for the fiscal year 2024, representing a change of $16.2 million from a net loss of $20.9 million for the fiscal year 2023.

Year Ended March 31, 2023 as Compared to Year Ended March 31, 2022

	For the Year Ended March 31,		Change
	2023	2022	Amount
	US$	US$	US$	%
Revenue	11,323,744	23,050,619	(11,726,875)	(51)
Cost of revenue	(27,300,890)	(17,673,199)	(9,627,691)	54
Gross profit	(15,977,146)	5,377,420	(21,354,566)	(397)
Operating expenses
Sales and marketing expenses	(464,209)	(1,794,510)	1,330,301	(74)
General and administrative expenses	(3,659,533)	(4,144,301)	484,768	(12)
Total operating expense	(4,123,742)	(5,938,811)	1,815,069	(31)
Other income (expenses)
Interest income	70,909	66,251	4,658	7
Interest expense	(819,219)	(217,041)	(602,178)	277
Investment loss, net	724,428	(166,334)	890,762	(536)
Foreign currency exchange loss	(198,808)	(96,131)	(102,677)	107
Government grant	272	1,157	(885)	(76)
Impairment loss	(306,595)	—	(306,595)	100
Other income (expenses), net	145,828	181,817	(35,989)	(20)
Income (Loss) before tax	(20,484,073)	(791,672)	(19,692,401)	2,487
Income tax expense	(422,912)	(608,620)	185,708	(31)
Net profit (Loss)	(20,906,985)	(1,400,292)	(19,506,693)	1,393

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

Cost of Revenue

Cost of revenue increased from $17.7 million in the fiscal year 2022 to $ 27.3 million in the fiscal year 2023, representing an increase of $ 9.6 million, or 54%. The increase of cost of revenue was mainly caused by an increase of the impairment of intangible asset for the amount of $8.1M, and the impairment for property, plant and equipment for the amount of $5.7M, which was offset by (i) a decreased maintenance service fee of $1.2 million comparing with last year’s VIE’s purchase of one-year maintenance services from Wuxi Institute of Technology in April 2021, (ii) a decrease of $2.2 million depreciation of the newly purchased equipment and intangible assets, and (iii) the fluctuations in the foreign exchange rate of RMB to US dollars.

Operating Expenses

Operating expenses decreased from $6.0 million for the fiscal year 2022 to $4.1 million for the fiscal year ended March 31, 2023, representing an decrease of $1.8 million, or 31%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses decreased from $1.8 million for the fiscal year 2022 to $0.5 million for the fiscal year ended March 31, 2023. The decrease was mainly because (1) a $0.8 million decrease of service fee, mainly the amortization of the telecommunications service fee, caused by the expiration of three operators in June 2021, April and July 2022, respectively;(2) a $0.5 million decrease of the promotion fee.

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

Other Income (Expense)

Net other expense was $0.15 million for the fiscal year ended March 31, 2023, compared with net other income of $0.18 million for the fiscal year ended March 31, 2022, and there’s little difference between them.

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

5.B. Liquidity and Capital Resources

As of March 31, 2024, March 31, 2023 and March 31, 2022, we had cash and cash equivalents of $17.8 million, $21.0 million and $23.8 million, respectively. To date, we have financed the VIE’s operations primarily through net cash flow from operations and the net proceeds from our initial public offering and convertible bonds.

The operations are primarily conducted by Wuxi Wangdao, the VIE, and to a lesser extent, are conducted by our PRC subsidiaries. Most of our cash balances are located in the PRC and the rest are located in the U.S. under Skillful Craftsman, the holding company. Our access to cash balances or future earnings of the VIE is only through our contractual arrangements with the VIE, the WOFE and the VIE’s shareholders.

In addition to limitations of the contractual arrangements, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIE’s ability to transfer cash. Under our current corporate structure, we rely on dividend payments from the WOFE to fund any cash and financing requirements we may have. Current PRC regulations permit the WOFE to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its respective registered capital. The WOFE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. Furthermore, if the WOFE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WOFE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

Additionally, the VIE receives substantially all of the revenue in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by the WOFE in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registrations with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WOFE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so that any dividends the WOFE pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

In assessing our liquidity, we monitor and analyze our cash on hand, the ability to generate sufficient revenue sources in the future and the operating and capital expenditure commitments. For the years ended March 31, 2021 and 2022, the operating activities generated positive cash flows. We have historically funded the working capital needs from operations and advances from shareholders. Since the fiscal year 2022, certain competitors and governmental authorities started to provide students with free access to their online education platforms due to the long-term impact of the COVID-19 pandemic, resulting in a decrease in the number of fee-paying members of the VIE, which materially and adversely impacted our cash inflow from operating activities for the fiscal year 2023. The governmental authorities are expected to provide free resources through their online education platforms on a continued basis, which may result in a further decrease in the number of fee-paying members of the VIE. We expect the adverse impact of such intensified competition to continue in the future. However, this assessment may change, depending on the effect of competitions from free access to certain online education platforms by competitors and government and the whole economic atmosphere. We will closely monitor and assess its future developments. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19.”

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

Statement of Cash Flows

Year Ended March 31, 2024 as Compared to Year Ended March 31, 2023

	For the Year Ended March 31,
	2024	2023
	US$	US$
Net cash (used)/generated from operating activities	(2,660,100)	(2,558,438)
Net cash used in investing activities	4,788	(300,631)
Net cash generated from financing activities	—	1,000,000
Effects of exchange rate changes on cash	(510,483)	(976,270)
Net cash inflow	(3,165,795)	(2,835,339)

Net Cash Generated from Operating Activities

	For the Year Ended March 31,
	2024	2023
	US$	US$
Net cash generated from operating activities	(2,660,100)	(2,558,438)
Cash received of membership fees with service period within one-year	798,449	5,215,868
Cash received of membership fees with two-year service period	—	—
Cash received from other operating activities	368,766	1,484,884
Cash paid for goods and services	(2,534,140)	(4,908,053)
Cash paid for employees	(970,314)	(2,030,430)
Cash paid for income tax	—	—
Cash paid for other operating activities	(322,861)	(2,320,708)

For the year ended March 31, 2024, we had a cash outflow from operating activities of $2.6 million, and a cash outflow of $2.6 million for the year ended March 31, 2023. The outflow was primarily due to the intensified competition in the vocational education market in China. Since fiscal year 2022, certain competitors provided students with free access to their online education platforms due to the impact of COVID-19 which has continued in 2023 and 2024 fiscal years, resulting in a decrease in the number of fee-paying members and cash received of membership fees from the fee-paying members. In addition, the recovery of economy from COVID has been slow in China, which has discouraged the expensing by consumers.

Net Cash Used in Investing Activities

	For the Year Ended March 31,
	2024	2023
	US$	US$
Net cash used in investing activities	4,788	(300,631)
Investment in long-term investment	—	—
Cash paid for purchases of intangible assets	—	—
Prepaid investment in a subsidiary	—	(300,631)
Proceed from disposal of property and equipment and intangible assets	4,788	—

For the year ended March 31, 2024, we had a cash inflow from investing activities of $4.8 thousand, an increase of $0.3 million from a cash outflow of $0.3 million in the year ended March 31, 2023. The increase was due to no purchase of any property and equipment, intangible assets or any investment.

Net Cash Generated from Financing Activities

	For the Year Ended March 31,
	2024	2023
	US$	US$
Net cash generated from financing activities	—	1,000,000
Repayments of interest of long-term loan
Proceeds from long-term borrowings	—	—
Proceeds from convertible bond	—	1,000,000

For the year ended March 31, 2024, there is no financing activities. While for the year ended March 31, 2023, we had a cash inflow from financing activities of $1 million which was from the proceeds from convertible bond for $1 million.

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

For the year ended March 31, 2023, we had a cash outflow from operating activities of $2.6 million, a decrease of $7.4 million from a cash inflow of $4.8 million for the year ended March 31, 2022. The decrease was primarily due to the intensified competition in the vocational education market in China. In the fiscal year 2023, certain competitors provided students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members and cash received of membership fees from the fee-paying members. In addition, the world economy has slowed down due to high interest rate and inflation, which has discouraged the expensing by consumers.

Net Cash Used in Investing Activities

	For the Year Ended March 31,
	2023	2022
	US$	US$
Net cash used in investing activities	(300,631)	(13,595,605)
Investment in long-term investment	—	(15,117,687)
Cash paid for purchases of intangible assets	—	(1,850,484)
Prepaid investment in a subsidiary	(300,631)	(1,732,775)
Cash paid for purchases of property and equipment	—	(512,797)
Investment in financial assets held for trading	—	—
Proceed from redemption of financial assets held for trading	—	5,563,030
Proceed from disposal of property and equipment and intangible assets	—	4,681
Cash acquired from business combination	—	50,427

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

For the year ended March 31, 2023, we had a cash inflow from financing activities of $1.0 million which was from the proceeds from convertible bond for $1 million.

Material Cash Requirements

We lease premises under operating leases, which have terms within one year or two years. As of March 31, 2024, we had no obligation under financing lease requiring minimum rentals or off-balance sheet arrangements. As of March 31, 2023, we had one operating lease that will mature in one year.

No material cash payment in the financial year of 2024

On March 3, 2023, the Company issued a one-year convertible bond with the original principal amount of $1, 000,000 and 7% annual interest rate on a basis of a 360-day year. The Company has received the cash by the end of March 31, 2023.

As of March 31, 2022, Skillful Craftsman was obligated to provide an interest-free loan with the amount of $315,050 to Medical Star. And as of March 31, 2023, Skillful Craftsman paid the cumulative amount for $61,120.

There have been no material changes to our contractual obligations since March 31, 2024.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year ended March 31, 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. In the fiscal year ended March 31, 2024, we also made such judgments, estimates and assumptions. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

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

Name	Age	Position with our company
Bin Fu	43	Co-Chief Executive Officer, Director and Chairman of the Board
Dawei Chen	51	Chief Financial Officer
Lugang Hua	51	Chief Technology Officer
Peng Wang	48	Director
Bill Tang	50	Chief Strategy Officer
Huiqing Ye	72	Director
Steven Yuan Ning Sim	47	Director
Shaowei Zhang	40	Director

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

Executive Officers and Directors

Bin Fu has been serving as our Co-Chief Executive Officer since May 2021 and Chief Executive Officer since September 6, 2023. Mr. Fu has served as a member of our board of directors (the “Board”) since June 2021 and as our Chairman of the Board on July 22, 2024. He has also been serving as one of the directors of Jisen Information since June 2021 and Le First Skilland Pte. Ltd. since March 2023. Mr. Fu has been dedicated to financial vocational education for more than 10 years. From July 2018 to April 2020, he served as the chief operating officer of Columbus Fintec, a leading SaaS provider that provides financial technology systems and software services in China. Mr. Fu was responsible for the overall operation and management of Columbus Fintec. During his tenure at Columbus Fintec, he presided over the design of the “G+ Smart Investment Risk Control System,” a breakthrough innovation by leveraging his profound understanding of the global financial market and professional trading field. From July 2016 to June 2018, Mr. Fu served as the chief trainer and chief risk officer at SilverStone Investment, where Mr. Fu actively explored cooperation opportunities with universities to cultivate more financial talents. Under his leadership, SilverStone Investment has collaborated with five universities and colleges in China, and introduced special financial training programs to more than 10,000 students. With extensive industry experience and strategic vision, Mr. Fu has provided financial adviser services to a number of listed educational companies. Mr. Fu has a bachelor’s degree in computer science from Beihang University, and a master’s degree from the National University of Defense Technology.

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

Peng Wang has served as the Chief Financial Officer of Puxin Education & Technology Group since October 1, 2017. Mr. Wang has served as a director of Jining Bank and chairman of Jining ShendeTaihe Investment Co., Ltd. since 2008. Mr. Wang received his Bachelor’s degree of engineering from Shandong University in 1997. Mr. Wang received his master’s degree in political economics and a doctorate degree in international finance from Renmin University of China in 2000 and 2003, respectively. The Board believes that Mr. Wang is well qualified to serve as a member of the Board due to his extensive experience in education and technology in China.

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

6.B. Compensation

For the fiscal years ended March 31, 2024, we paid an aggregate of $230,093 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Board Diversity Matrix (as of August 12, 2024)
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

6.E. Share Ownership

As of August 12, 2024, 15,929,451 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 15,929,451 ordinary shares outstanding as of August 12, 2024.

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 12, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary shares
	beneficially owned
	Number	%
Directors and Executive Officers(1):
Bin Fu	240,000	1.5
Lugang Hua	900,000	5.6
Dawei Chen	240,000	1.5
Peng Wang	—	—
Bill Tang	—	—
Shaowei Zhang	—	—
Huiqing Ye	—	—
Steven Yuan Ning Sim	—	—
All directors and executive officers as a group	1,380,000	8.6

Principal Shareholders:
Xiaofeng Gao	2,670,000	16.8
Xuejun Ji(2)	2,755,000	17.3
Kuanying Zhang	1,200,000	7.5
Lugang Hua	900,000	5.6

(1)	Unless otherwise noted, the business address of each of the directors and executive officers is Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC.

(2)	Information set forth above is based upon Mr. Xuejun Ji’s Schedule 13D filing with the SEC on March 16, 2022. The business address of Mr. Xuejun Ji is Floor 7, West Hall, Block B, Building 7, West Area 2, Shenzhen Bay Eco and Technology Park, Nanshan District, Shenzhen, Guangdong Province, PRC 518053.

None of our major shareholders have differing voting rights as of the date of this report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of August 12, 2024, a total of 7,015,000 ordinary shares are held under CEDE & CO and none record holders in the United States held our ordinary shares. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Transactions with Related Parties

Since April 1, 2019, we have had transactions with three related parties, Xiaofeng Gao, our former CEO and Bin Fu, Chairman and CEO of the Company, and Hunan Medical Star Technology Co., Ltd. (“Medical Star”), a minority owned joint venture of the Company.

Xiaofeng Gao paid the daily expenses in an aggregate amount of $3,178 to the Company as working capital during the ordinary course of business in the fiscal year 2023 and no transaction between Xiaofeng Gao and the Company in the fiscal year 2024.

Bin Fu extended loan advances in an aggregate amount of $45,762 and nil to the Company as working capital during the ordinary course of business in the fiscal year 2023 and 2024. We made no repayment in the amount Bin Fu in the fiscal year 2023 and a repayment in the amount of $7,802 to Bin Fu in the fiscal year 2022.

The Company extended loan advances in an aggregate amount of $61,120 to Medical Star using for specific project development in the fiscal year 2023. We provided courseware services to Medical Star in an aggregate amount of $45,762 in the fiscal year 2023. And we got the payment from Medical Star for the amount of $11,275 in the fiscal year 2024.

As of March 31, 2023, we had $42,946 in aggregate due to related parties. Xiaofeng Gao paid the daily expenses in an aggregate amount of $3,178 to the Company as working capital during the ordinary course of business in the fiscal year 2023, and we made a repayment in the amount of $3,514 to Xiaofeng Gao in the fiscal year 2023. No transaction in the fiscal year 2024.

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

Our authorized share capital consists of 500,000,000 ordinary shares, par value $0.0002 per share, and 1,000,000 preference shares, par value $0.0002 per share. As of the date of this report, 15,929,451 ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

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

On February 23, 2022, the WOFE, Craftsman Wuxi entered into a supplementary agreement with the VIE, Wuxi Talent Home and certain of its shareholders. Pursuant to the supplementary agreement, Craftsman Wuxi will be the new transferee, replacing the VIE, to acquire 60% equity interest in Wuxi Talent Home under the Wuxi Talent Agreement. The transaction has been unanimously approved by our board of directors and closed in May 2022.

On July 21, 2023, Craftsman Wuxi, a wholly owned subsidiary of Company, Wuxi Talent Home and certain shareholders of Wuxi Talent Home (the “Shareholders”) entered into an Amendment Agreement (“Amendment Agreement”) to the Equity Transfer Agreement, which was originally entered by the parties on January 28, 2022 and supplemented by a Supplementary Agreement on February 23, 2022. Pursuant to the Amendment Agreement, parties agreed that: (i) the cash transfer price that has been paid by Craftsman Wuxi shall be used as investment in Wuxi Talent Home for 35% of all equity interest of Wuxi Talent Home; (ii) the Shareholders will not transfer any of their equity interest of Wuxi Talent Home to Craftsman Wuxi; and (iii) all the ordinary shares issued by the Company to the Shareholders as a part of the purchase price stipulated in the original Equity Transfer Agreement shall be returned to the Company for cancellation, which was completed by transfer agent of the Company on July 27, 2023. In October 2023, the 35% of all equity interest of Wuxi Talent was transferred to WOFE.

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

The WOFE and the VIE are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. The WOFE and the VIE are subject to VAT at a rate of 6% on the services we provide, VAT at a rate of 3% on the online training services we provide, VAT at a rate of 13% on the goods we sell, less any deductible VAT our PRC entities have already paid or borne. Our PRC entities are also subject to surcharges on VAT payments in accordance with PRC law.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2024, we believe that we were classified as a passive foreign investment company, for the taxable year ended March 31, 2024. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects, including the fact that we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, and are deemed to own our pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.4083 in the year ended March 31, 2022, US$1.00 for RMB6.8855 in the year ended March 31, 2023 and further to and US$1.00 for RMB7.2308 in the year ended March 31, 2024. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in the business or results of operation.

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

Credit Risk

As March 31, 2024, we had cash of $17.8 million. Our cash was on deposit at financial institutions in the PRC and the United States where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

We received net proceeds of approximately US$13.36 million from our initial public offering. For the period from the date that the F-1 Registration Statement was declared effective by the SEC to the date of this annual report, we have used all of net proceeds received from our initial public offering, including approximately $3.05 million for course development, platform improvements, research and development, human resources and other general corporate purposes, $8 million of the net proceeds were invested in a third-party private fund in July 2020 and the investment was divested in March 2021 at a value of $5.7 million, approximately $2.03 million of the net proceeds to invest in Medical Star and acquire 35% equity interest in Wuxi Talent Home and the remainder for general corporate and working capital.   There is no material change in the use of proceeds as described in our registration statement on Form F-1.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2024. In making its assessment, management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2024 considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our interim review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on an interim and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2024 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Initiatives

For the fiscal year 2024, we continued to implement our preliminary remediation plan which was prepared to address the underlying causes of the material weakness described above. The preliminary remediation plan includes:

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

Our management, including our Chief Executive Officers and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

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

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the laws but also the spirit of the laws and regulations that apply to the business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on the website at www.kingwayup.com within four business days following the amendment or waiver. During fiscal year 2024, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on the website at www.kingwayup.com.

Item 16C.	Principal Accountant Fees and Services

	Year Ended March 31,
	2024	2023
	US$	US$
Audit fees*	250,000	250,000

*	Audit Fees - This category includes the audit of our annual financial statements, review of financial statements included in our six months report and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

None.

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

The Company follows its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will comply with other corporate governance requirements of the Nasdaq Listing Rules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.” Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K.	Cybersecurity

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for:

● risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

● development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

● cybersecurity incident investigations;

● monitoring threats to sensitive data and unauthorized access to our systems;

● secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

● developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

● developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended March 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the head of cybersecurity will present them to the board of directors for their review and approval.

Our head of cybersecurity leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our head of cybersecurity has more than 10 years of relevant experience in risk management, cybersecurity and information technology.

Our head of cybersecurity and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this item are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Article of Association (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-39360) filed with the Commission on August 17, 2020).

2.1*	Description of Shares.

4.1	Exclusive Business Cooperation Agreement, dated July 17, 2019, by and between Craftsman Wuxi and Wuxi Wangdao (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.2	Exclusive Purchasing Right Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.3	Equity Interest Pledge Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao. (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.4	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Xiaofeng Gao. (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.5	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Lugang Hua (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.6	Letter of Spouse Consent by Xiaoping Zhou (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.7	Letter of Spouse Consent by Haiyin Shi (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.8	English translation of Service Agreement with China Adult Education Association, dated December 12, 2014, by and between Wuxi Wangdao and China Adult Education Association (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.9	English translation of Cooperation Agreement with China Adult Education Association, dated June 1, 2018, by and between Wuxi Wangdao and Higher Education Press Ltd. (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.10	English translation of Cooperation Agreement with China Adult Education Association, dated February 19, 2014, by and between Wuxi Wangdao and China Adult Education Association. (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.11	English translation of Promotion Agreement by and among Wuxi Wangdao, China Adult Education Association and Higher Education Press Ltd., dated June 6, 2018 (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.12	English translation of Cooperation Agreement with Jimei University, dated January 7, 2014, by and between Wuxi Wangdao and Jimei University (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.13	Equity Transfer Agreement dated May 25, 2021, by and between Wuxi Kingway Technology Co., Ltd. and Shenzhen Qianhai Jisen Information Technology Ltd. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on May 25, 2021).

4.14	Equity Transfer Agreement dated January 28, 2022, by and between Wuxi Kingway Technology Co., Ltd. and Wuxi Talent Home Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on January 31, 2022).

4.15	Supplementary Agreement to Equity Transfer Agreement dated February 23, 2022, by and among Wuxi Kingway Technology Co., Ltd., Skillful Craftsman Network Technology (Wuxi) Limited and Wuxi Talent Home Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on February 24, 2022).

4.16	Warrant to Purchase Ordinary Shares of Skillful Craftsman Education Technology Limited dated March 8, 2022, by and between Skillful Craftsman Education Technology Limited and Tadpole Investing Carnival Limited (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on March 21, 2022).

4.17	Convertible Note Purchase Agreement, dated March 2, 2023, between Skillful Craftsman Education Technology Ltd. and FUN AND COOL LIMITED (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on March 3, 2023).

4.18	Amendment Agreement to Equity Transfer Agreement by and among Skillful Craftsman Network Technology (Wuxi) Limited, Wuxi Talent Home Information Technology Co., Ltd. and certain shareholders of Wuxi Talent Home dated July 21, 2023 (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on July 27, 2023).

4.19	Executive Employment Agreement by and between Skillful Craftsman Education Technology Limited and Bin Fu dated September 6, 2023. (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on September 12, 2023)

4.20	Executive Employment Agreement by and between Skillful Craftsman Education Technology Limited and Dawei Chen dated September 6, 2023. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on September 12, 2023)

8.1*	List of Subsidiaries of the Registrant

12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certifications of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of V&T Law Firm

15.2*	Consent of Maples and Calder (Cayman) LLP

15.3*	Consent of TPS Thayer, LLC

15.3	A letter from Thayer O’Neal Company, LLC (incorporated herein by reference to Exhibit 15.3 to our annual report on Form 20-F (File No. 001-39360) for the fiscal year ended March 31, 2021 filed with the SEC on July 20, 2021).

19.1*	Insider Trading Policy

97.1*	Clawback Policy

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed as an exhibit hereto.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

/s/ Bin Fu
	Name:	Bin Fu
	Title:	Chairman of Board of Directors and Chief Executive Officer

Date: August 16, 2024

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Skillful Craftsman Education Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Skillful Craftsman Education Technology Limited (“the Company”), as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with U.S generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

August 16, 2024

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$17,832,991	$20,998,786
Accounts receivable, net	7,343	458,104
Prepayments and other current assets	1,000,744	1,136,769
Advance for investment	—	1,902,004
Other receivables	33,745	34,815
Total current assets	18,874,823	24,530,478
Non-current assets
Long-term investment	17,393,830	14,296,824
Goodwill	—	4,306,579
Property and equipment, net	54,430	81,315
Intangible assets, net	—	254,646
Operating Right-of-use asset, net	—	172,796
Total non-current assets	17,448,260	19,112,160
TOTAL ASSETS	$36,323,083	$43,642,638
LIABILITIES
Current liabilities
Accounts payable	$—	$21,894
Taxes payable	194,559	258,383
Amounts due to a related party	52,936	54,588
Accrued expenses	1,214,885	1,058,703
Deferred revenue-current	111,630	1,357,236
Operating Lease Liability-current	—	224,822
Deferred tax liabilities	—	28,241
Total current liabilities	1,574,010	3,003,867
Non-current liabilities
Long-term loans	13,250,516	13,681,099
Deferred revenue-noncurrent	—	3,430
Total non-current liabilities	13,250,516	13,684,529
TOTAL LIABILITIES	$14,824,526	$16,688,396
COMMITMENTS AND CONTIGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,449,451 and 14,900,000 shares issued and outstanding as of March 31, 2024 and March 31, 2023, respectively	3,090	2,980
Additional paid-in capital	19,055,297	19,055,407
Statutory reserve	745,590	745,590
Retained earnings	3,389,754	8,111,900
Accumulated other comprehensive (loss)/income	(1,695,174)	(961,635)
TOTAL SHAREHOLDERS’ EQUITY	21,498,557	26,954,242
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,323,083	$43,642,638

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended
	March 31,
	2024		2023		2022
Revenue		$1,999,056		$11,323,744		$23,050,619
Cost of revenue		(1,829,669)		(27,300,890)		(17,673,199)
Gross (loss) / profit		169,387		(15,977,146)		5,377,420

Operating expenses:
Selling and marketing expenses		(242,447)		(464,209)		(1,794,510)
General and administrative expenses		(1,943,744)		(3,659,533)		(4,144,301)
Impairment loss		(4,334,717)		(306,595)		—
Interest income		72,555		70,909		66,251
Interest expense		(794,352)		(819,219)		(217,041)
Investment income/(loss), net		1,699,870		724,428		(166,334)
Foreign currency exchange loss		(115,247)		(198,808)		(96,131)
Other income (expenses), net		739,276		146,100		182,974
Loss from continuing operations before income tax expense		(4,749,419)		(20,484,073)		(791,672)
Income tax expense		27,273		(422,912)		(608,620)
Net Loss		$(4,722,146)		$(20,906,985)		$(1,400,292)

Other comprehensive (loss) / income:
Foreign currency translation adjustment		(733,539)		(3,402,058)		1,458,405
Total comprehensive (loss) / income		(5,455,685)		(24,309,043)		58,113

Net loss ordinary share	$		$		$
Basic and diluted		(0.31)		(1.40)		(0.10)
Weighted average number of ordinary shares
Basic and diluted		15,444,947		14,900,000		13,691,667

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional			Accumulated other
	Number of	Common	paid-in	Statutory	Retained	comprehensive
	Shares	stock	capital	reserve	earnings	Income (loss)	Total
Balance as of March 31, 2021	12,000,000	$2,400	$13,415,987	$745,590	$30,419,177	$982,018	$45,565,172
Net loss for the year	—	—	—	—	(1,400,292)	—	(1,400,292)
Foreign currency translation adjustment	—	—	—	—	—	1,458,405	1,458,405
Issuance of ordinary shares for acquisition of new subsidiary	2,900,000	580	4,639,420	—	—	—	4,640,000
Balance as of March 31, 2022	14,900,000	$2,980	$18,055,407	$745,590	$29,018,885	$2,440,423	$50,263,285
Net loss for the year	—	—	—	—	(20,906,985)	—	(20,906,985)
Mandatory conversion of convertible note	—	—	1,000,000	—	—	—	1,000,000
Foreign currency translation adjustment	—	—	—	—	—	(3,402,058)	(3,402,058)
Balance as of March 31, 2023	14,900,000	$2,980	$19,055,407	$745,590	8,111,900	(961,635)	26,954,242
Net loss for the year	—	—	—	—	(4,722,146)	—	(4,722,146)
Mandatory conversion of convertible note	549,451	110	(110)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(733,539)	(733,539)
Balance as of March 31, 2024	15,449,451	3,090	19,055,297	745,590	3,389,754	(1,695,174)	21,498,557

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net loss	$(4,722,146)	$(20,906,985)	$(1,400,292)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	21,013	4,033,569	4,185,532
Amortization of intangible assets	70,112	5,833,439	7,771,842
Amortization of Operating Right of Use	166,872	138,272	—
(Gain)/loss on disposals of property and equipment	(1,546)	—	54,512
(Gain)/loss on equity investment	(1,699,870)	(724,428)	166,334
Impairment loss related to intangible asset	175,802	8,051,199	—
Impairment loss related to long term investment	—	245,598	—
Impairment loss related to goodwill	4,171,039	—	—
Impairment loss related to other receivable	—	60,998	—
Impairment loss related to fixed asset	—	5,749,384	—
Allowance for credit losses on accounts receivable	162,500	—	—
Changes in operating assets and liabilities:
Accounts receivables	288,262	(205,889)	(168,235)
Prepayments and other current assets	137,095	471,622	316,019
Long-term prepayments and other non-current assets	—	—	28,406
Accounts payable	(21,894)	(55,372)	(36,441)
Amounts due to a related party	(1,652)	7,939	(210,388)
Deferred revenue	(1,245,606)	(5,507,495)	(4,954,504)
Other payables	(637,546)	213,846	(542,340)
Interest payable	794,352	—	217,041
Taxes payable	(63,824)	130,738	(637,297)
Operating Lease Liabilities	(224,822)	(86,624)	—
Deferred tax liabilities	(28,241)	(8,249)	38,744
Net cash (used in) provided by operating activities	(2,660,100)	(2,558,438)	4,828,933

Cash flows from investing activities
Proceed from redemption of financial assets held for trading	—	—	5,563,030
Investment in long-term investments	—	—	(15,117,687)
Purchase of property and equipment	—	—	(512,797)
Purchase of intangible assets	—	—	(1,850,484)
Investment in financial assets held for trading	—	—	—
Advance for investment	—	(300,631)	(1,732,775)
Proceed from disposal of property and equipment and intangible assets	4,788	—	4,681
Cash acquired from business combination	—	—	50,427
Net cash (used in) provided by investing activities	$4,788	$(300,631)	$(13,595,605)

Cash flows from financing activities
Proceeds from convertible bond	—	1,000,000	—
Proceeds from IPO net off IPO expenses	—	—	—
Proceeds from long-term borrowings	—	—	14,809,302
Net cash provided by financing activities	$—	$1,000,000	$14,809,302

Effects of foreign currency translation	(510,483)	(976,270)	338,135

Net increase in cash and cash equivalents	(3,165,795)	(2,835,339)	6,380,765
Cash and cash equivalents at beginning of year	20,998,786	23,834,125	17,453,360
Cash and cash equivalents at end of year	$17,832,991	$20,998,786	$23,834,125

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$—	$1,231,826
Cash paid for interest expense	$—	$819,219	$—

Non-cash transactions
Shares issued as consideration for acquisition	$—	—	4,640,000

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

In preparation of its initial public offering in the United States, the Company completed a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE s. As part of the reorganization, the business operations of the consolidated subsidiaries and VIEs were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”). On September 1, 2021, the Company acquired 100% of Shenzhen Jisen Information Tech Limited (“Jisen Information”) for a consideration of 2,900,000 newly issued ordinary shares, valued at $1.60 per share. On June 6, 2022, Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”) transferred the 100% ownership of Jisen Information to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of the Company in China (“WOFE” or “Craftsman Wuxi”). On March 30, 2023, the Company established a 75% owned subsidiary in Singapore, Le First Skillland Pte. Ltd, to facilitate the Company’s global business development of vocational education and has not made a capital contribution of $278,869 (S$375,000) to Le First Skillland by October,2024. As of the end of March 31, 2024, this company had no any material operations.

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

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIEs and its shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of education, value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license (Internet Content Provider), which shall only be held by domestic companies. The Group’s offshore holding companies are not a domestic companies under PRC laws, thus is not qualified to hold an ICP license.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Exclusive Purchasing Right Agreement

Under the Exclusive Purchasing Right Agreement among WOFE, Wuxi Wangdao, and its Nominee Shareholders, dated July 17, 2019, the Nominee Shareholders irrevocably granted WOFE or any third party designated by WOFE an exclusive purchasing right to purchase all or part of their equity interests in Wuxi Wangdao; provided that if the lowest price is permitted by applicable PRC laws, then that price shall apply. The Nominee Shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in Wuxi Wangdao, nor transfer, gift nor otherwise dispose of its equity interests in Wuxi Wangdao to any person other than WOFE or its designated third party. The Nominee Shareholders and Wuxi Wangdao agreed that they will operate the businesses in the ordinary course and maintain the asset value of Wuxi Wangdao and refrain from any actions or omissions that may affect their operating status and asset value. Furthermore, without WOFE’s prior written consent, the shareholders and Wuxi Wangdao agreed not to, among other things: amend the articles of association of Wuxi Wangdao; increase or decrease the registered capital of Wuxi Wangdao; sell, transfer, mortgage or dispose of in any manner any assets of Wuxi Wangdao or legal or beneficial interest in the business or revenues of Wuxi Wangdao; enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding $ 100,000 shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends.

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

The Group’s business has been directly operated by the VIE. For the years ended March 31, 2024 and 2023, the VIE contributed 100% and 91% of the Group’s consolidated revenues, respectively. As of March 31, 2024 and 2023, the VIE accounted for an aggregate of 94% and 82%, respectively, of the consolidated total assets, and 98% and 92%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIE were included in the accompanying consolidated financial statements:

	As of March 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$17,087,419	$19,142,721
Accounts receivable, net	7,343	8,572
Prepayments and other current assets	2,819	129,148
Deferred expenses	878,654	939,252
Amounts due from related parties	939,450	958,634
Total current assets	18,915,685	21,178,327
Non-current assets:
Long-term investment	15,552,775	14,296,824
Goodwill	—	—
Property and equipment, net	495	6,620
Intangible assets, net	—	—
Total non-current assets	15,553,270	14,303,444
TOTAL ASSETS	$34,468,955	$35,481,771
Current liabilities:
Accounts payable	$—	$21,894
Taxes payable	1,082	8,488
Employee benefits payable	45,984	33,456
Deferred revenue-current	111,630	1,357,236
Other payables	162,090	104,738
Interest payable	992,701	202,405
Related party payables	—	—
Deferred tax liabilities	—	—
Total current liabilities:	1,313,487	1,728,217
Non-current liabilities:
Long-term loans	13,250,516	13,681,099
Deferred revenue-noncurrent	—	—
Total non-current liabilities	13,250,516	13,681,099
TOTAL LIABILITIES	$14,564,003	$15,409,316

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended March 31,
	2024	2023	2022
Revenue	$1,999,056	$10,250,708	$23,050,619
Net profit	$462,886	$(18,310,962)	$1,750,836

	For the years ended March 31,
	2024	2023	2022
Net cash provided by operating activities	$(1,500,154)	$148,162	$9,390,282
Net cash used in investing activities	4,788	(529,511)	(18,530,989)
Net cash provided by financing activities	—	—	14,809,302
Effects of exchange rate changes on cash	(559,935)	(1,127,433)	266,364
Net cash inflow	$(2,055,301)	$(1,508,782)	$5,934,959

There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

2. Summary of Significant Accounting Policies

a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting.

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

e) Cash

Cash include cash on hand, cash accounts, interest bearing savings accounts. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

f) Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group considers there is no allowance for doubtful accounts for the years ended March 31, 2024 and 2023.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months. During the fiscal years ended March 31, 2024 and 2023, the Company’s recognized rental expenses amounted $83,266 and $88,472, respectively, pertaining to short-term leases.

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

l) Convertible Bonds

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

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance for investment, prepayment and other current asset, other receivables, related party receivable, accounts payable, other payable and related party payable approximate the fair value of the respective assets and liabilities as of March 31, 2024 and 2023 owing to their short-term nature or present value of the assets and liabilities.

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

Consistent with the criteria of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised service to a customer. In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of education services and related costs or the net amount earned as revenue. As the Group obtains control of the specified SVIP and VIP education services before they are transferred to the customers, thus the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified SVIP and VIP services transferred.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

p) Allowance for expected losses

Accounts receivable are recorded at original invoiced amount less an estimated allowance for uncollectible accounts. The management determines the adequacy of allowance for expected losses based on individual account analysis and historical collection situation. When the management believes an allowance is necessary, the allowance is provided against accounts receivable balances, with a corresponding charge recorded in the statement of income. Delinquent account balances are written-off against the allowance for expected losses when the collection is not probable. The Group considers there is no allowance for expected losses for years ended March 31, 2024 and 2023.

q) Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses $125,461 and $104,283 of for the years ended March 31, 2024 and 2023, respectively.

r) Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, marketing and promotion costs were $31,990 and $216,423 for years ended March 31, 2024 and 2023, respectively.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended March 31, 2024 and 2023. As of March 31, 2024 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2024	March 31, 2023	March 31, 2022
Year-end spot rate	US$1= 7.0950 RMB	US$1= 6.8717 RMB	US$1= 6.3482 RMB
Average rate	US$1= 7.1157 RMB	US$1= 6.8855 RMB	US$1= 6.4083 RMB

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

ab) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended March 31, 2024 and 2023, respectively. The Group does not have any present plan to pay any dividens on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand the business.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ae) Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries and VIE may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2024 and 2023, the RMB denominated cash and cash equivalents amounted to $17,574,082 and $19,791,079 , respectively.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ah) Recently adopted accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted this standard beginning April, 2022 and the impact was not material to the consolidated financial statements.

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

3. Business Combination

On September 1, 2021, Wuxi Wangdao acquired 100% equity interest of Jisen Information, for a consideration of 2,900,000 ordinary shares from the Group. The ordinary shares were issued to the seller on September 1, 2021, valued at $1.60 per share. On June 6, 2022, Wuxi Wangdao transferred the 100% ownership of Jisen Information to WOFE.

The Group engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were computer software copyrights, which have an estimated useful life of approximately 5 years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the Replacement Cost Method. The fair value of the consideration was based on closing market price of the Company’s ordinary share on the acquisition date, which is a preliminary analysis and The Company performed the impairment test and accrued full impairment.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price is as follows:

Amount
USD
Fair value of total consideration transferred:
Equity instrument (2.9 million common shares issued)	4,640,000
Less: Cash acquired from business combination	(50,427)
Subtotal:	4,589,573
Recognized amounts of identifiable assets acquired and liability assumed:
Current assets	17,152
Intangible asset - computer software copyrights	175,854
Current liabilities	(140,581)
Deferred tax liabilities	(43,964)
Total identifiable net assets	8,461
Goodwill*	4,581,112

*	The goodwill generated from the expected synergies from the cooperation of promoting the national pilot project of Education Certificate and Several Vocational Skill Level Certificates. Jisen Information develops trading simulators, invests in cloud education curriculum system and customized data analysis platform. Jisen Information’s cloud education technology architecture system provides important complement to Company’s existing technology platform. With Jisen Information’s research and develop ability, the Company expects to lower the cost in platform construction and maintenance.

The goodwill is not deductible for tax purposes.

Changes in the carrying amount of goodwill as of March 31, 2024 were as follows:

				Foreign currency	Balance as of
	Balance as of			translation	March 31,
	March 31, 2023	Additions	Impairment	adjustments	2024
Jisen Information	4,306,579	—	(4,171,039)	(135,540)	—
Total	4,306,579	—	(4,171,039)	(135,540)	—

The business combination accounting completed for all assets and liabilities acquired on the acquisition date and the company accrued the full impairment for the goodwill due to the loss for the year ended March 31, 2024, and no any future profitable indicators.

4. Cash and cash equivalents

Cash consisted of the following:

	As of March 31,
	2024	2023
Cash on hand	$384	$396
Bank balances	17,832,396	20,998,172
Other monetary funds	211	218
Total	$17,832,991	$20,998,786

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2024	2023
Accounts receivable, gross	$169,843	$458,104
Less: allowance for credit losses	(162,500)	—
Accounts receivable, net	$7,343	$458,104

The credit losses are recorded in General and administrative expenses in the income statement.

6. Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of March 31,
	2024	2023
Prepaid service fees	$1,000,744	$1,136,769
Total	$1,000,744	$1,136,769

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

7. Advance for investment

Advance for investment consisted of the following:

	As of March 31,
	2024	2023
Advance for investment(1)	—	1,902,004
Total	$—	$1,902,004

(1)	Advance for investment: The Group made a down payment to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) as a part of 60% share purchase and long-term investment. On August 5, 2022, the Group issued 791,667 shares to the two shareholders of Wuxi Talent as a part of the acquisition consideration, and on July 23,2023, the 791,667 shares were returned to the Company for cancellation. The paid cash consideration of $1,842,142 (RMB13,070,000) was used as investment in Wuxi Talent for 35% of all equity interest of Wuxi Talent by WOFE. In October 2023, the 35% of all equity interest of Wuxi Talent was transferred to WOFE.

8. Other receivables

	As of March 31,
	2024	2023
Others	92,942	95,935
Impairment	(59,197)	(61,120)
Total	$33,745	$34,815

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Long-term investment

Long-term investment consists of investment in privately held company. The following table sets forth the changes in the Group’s Long-term investment:

	Investment-1	Investment-2	Investment-3	Total
	USD	USD	USD	USD
Balance as of March 31, 2023	—	14,296,824	—	14,296,824
Investments made	—	—	1,842,142	1,842,142
Share gain (loss) from equity investments		1,700,955	(1,085)	1,699,870
Impairment	—	—	—	—
Foreign currency translation adjustments	—	(445,004)	(2)	(445,006)
Balance as of March 31, 2024	—	15,552,775	1,841,055	17,393,830

Investment-1: In August 2021, the Group entered an agreement with Fu Zhi Zhong He (Beijing) Health Technology Co., Ltd., Changsha Tangshi Yipai Medical Technology Co., Ltd., and Yaping Zhou to establish a joint venture of Hunan Medical Star Technology Co., Ltd. (“Medical Star”) in China to develop the learning platform of traditional Chinese medical science and cultivate a group of talents with integrated traditional Chinese and Western medicine knowledge. The Group invested in Medical Star through purchase of its ordinary shares, with a total cash consideration of $ 281,889 (RMB2,000,000) to obtain 20% shareholding interests.

Medical Star has 7 directors on its board. According to the agreement, the Company has the right to appoint 3 directors on the board of Medical Star, thus it has 43% voting power in the investee and has a significant influence over the operating and financial policies of Medical Star.

The Company incurred a loss of $8,221 from Medical Star for the year ended March 31, 2024, due to Medical Star had a net loss for the year ended March 31, 2024. Since the depression of the macroeconomy, the Company predicted that Medical Star would keep the status of loss and can’t seek any more financing for the next year. Thus, the company recognized the full impairment over Investment

Investment-2: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% equity ownership of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), with a total consideration of $13,250,516 (RMB94,012,410).

Fujian Fishery has 5 directors on its board. According to the shareholders minute, the Company appointed 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

The Company incurred a gain of $1,700,955 from Fujian Fishery for the year ended March 31, 2024, due to Fujian Fisher had a net income for the year ended March 31, 2024. There’s no impairment indicator, thus the Company didn’t recognize any impairment over Investment 2.

Investment-3: The Company made a down payment to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) as a part of 60% share purchase and long-term investment. On August 5, 2022, the Group issued 791,667 shares to the two shareholders of Wuxi Talent as a part of the acquisition consideration, and on July 23,2023, the 791,667 shares were returned to the Company for cancellation. The paid cash consideration of $1,842,142 (RMB13,070,000) was used as investment in Wuxi Talent for 35% of all equity interest of Wuxi Talent by WOFE. In October 2023, the 35% of all equity interest of Wuxi Talent was transferred to WOFE.

Wuxi Talent has 3 directors on its board. According to the shareholders minute, the diretors were elected by the shareholder meeting, and the Company has 35% voting right in the in the investee and has a significant influence over the operating and financial policies of Wuxi Talent.

The Company incurred a loss of $1,085 from Wuxi Talent for the year ended March 31, 2024, due to Wuxi Talent had a net loss for the 5 months from November 1, 2023 to March 31, 2024. As Wuxi Talent had a gain for the year ended March 31, 2024, and there’s no impairment indicator, thus the Company didn’t recognize any impairment over Investment 3.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2024	2023
Server hardware	$19,419,370	$20,050,414
Vehicles	96,890	211,946
	19,516,260	20,262,360
Less: accumulated depreciation	(13,882,199)	(14,420,101)
Impairment	(5,579,631)	(5,760,944)
Property and equipment, net	$54,430	$81,315

The total impairment to property and equipment as of March 31, 2024 and March 31, 2023 were $5,579,631 and $5,760,944, respectively.

Additions to property and equipment for the six months periods ended March 31, 2024 and 2023 were both nil. Disposals of property and equipment for the year ended March 31, 2024 had a gain of 1,546, and no disposal for the year ended March 31, 2023.

Depreciation expenses were $ 21,013 and $4,033,569 for the years ended March 31, 2024 and 2023, respectively.

11. Intangible assets, net

Intangible assets consisted of the following:

	As of March 31,
	2024	2023
Software	$5,433,967	$5,610,547
Courseware	29,485,462	30,443,609
Copyrights	11,880,830	12,266,906
	46,800,259	48,321,062
Less: accumulated amortization	(38,810,461)	(39,999,028)
Less: impairment	(7,989,798)	(8,067,388)
Intangible assets, net	$—	$254,646

During the years ended March 31, 2024 and 2023, the Group had no pledged intangible assets.

Due to the significant deterioration in general economic conditions during the year ended March 31, 2023, the Company recognized the full impairment loss for the intangible assets related to vocational education, and the impairment loss for the year ended March 31, 2024 and 2023 was $175,802 and $8,051,199 respectively.

Addition to intangible assets for the year ended March 31, 2024 and March 31, 2023 were both nil. There was no disposal of intangible assets for the year ended March 31, 2024 and March 31, 2023.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amortization expenses were $70,112 and $5,833,439 for the years ended March 31, 2024 and 2023, respectively. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of March 31, 2024:

2025	$—
2026	—
2027	—
Total	$—

12. Operating Right-of-use asset, net

	March 31,	Increase/	Exchange rate	March 31,
	2023	(Decrease)	translation	2024
Shenzhen Wan	$211,765	$—	$(6,664)	$205,101
Longcheng Car	99,580	—	(3,134)	96,446
Total right-of-use assets, at cost	311,345	—	(9,798)	301,547
Less: accumulated amortization	(138,549)	(167,359)	4,361	(301,547)
Right-of-use assets, net	$172,796	$(167,359)	$(5,437)	$—

The Company recognized lease expense for the operating lease right -of-use assets Shenzhen Wan for a 2 year period over a straight line basis, and the lease expense for the leasing car for a 14 months period over a straight line. By the end of March 31, 2024, the rent were ended.

13. Accounts payable

Accounts payable consisted of the following:

	As of March 31,
	2024	2023
Payable to a supplier of virtual simulation software	$—	$21,894
Total	$—	$21,894

14. Accrued expenses

Accrued expenses consisted of the following:

	As of March 31,
	2024	2023
Accrued payroll	$83,208	$844,331
Accrued rental fee	135,197	2,265
Accrued promotion fee	132	9,368
Accrued Interest	992,703	202,405
Amount due to third parties	3,322	—
Other	323	334
Total	$1,214,885	$1,058,703

15. Operating lease liability

Operating lease liabilities consisted of the following:

	As of
	March 31,	March 31,
	2024	2023
Shenzhen Wan	$—	$138,492
Longcheng Car	—	86,330
Total	—	224,822

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Analyzed for reporting purposes as:

	As of
	March 31,	March 31,
	2024	2023
Operating Lease Liability-noncurrent	$—	$—
Operating Lease Liability-current	—	224,822
Total	—	224,822

The operating lease liabilities is the net present value of the remaining lease payments as of March 31,2024 and March 31, 2023.

The discount rates used for Shenzhen Wan was 3.6500%. The weighted average remaining lease terms for operating leases was 0. The incremental borrowing rate for the Company ranged from 3.6500%. The discount rates used for Longcheng Car was 3.6500%. The weighted average remaining lease terms for operating leases was 0. The incremental borrowing rate for the Company ranged from 3.6500%.

For the year ended March 31, 2024 and 2023, the amortized expense were $166,872 and $138,272, respectively. For the year ended March 31, 2024 and 2023, the total operating lease expenses were $253,227 and $235,069, and the company paid $156,974 and $94,675, respectively.

Maturity analysis of operating lease liabilities as of March 31, 2024 is as follows:

Discount rate at commencement	$3.650%
One year	—
Two years	—
Total undiscounted cash flows	—
Total operating lease liabilities	—
Difference between undiscounted cash flows and discounted cash flows	$—

16. Long-term loans

Long-term loan consisted of the following:

	As of March 31,
	2024	2023
Long-term loan	$13,250,516	$13,681,099

On January 4, 2022, the Group borrowed the amount of $13,250,516 (RMB94,012,410) through a five-year long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd. The annual interest rate is 6%. The Group is obligated to pay interest on every December 30th, whereas the principal should be returned on January 3, 2027. Earlier payment is acceptable without any penalties.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Revenue

Disaggregation of revenue

For the years ended March 31, 2024, 2023 and 2022, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. Revenue consisted of the following categories:

	For the years ended March 31,
	2024	2023	2022
Online VIP membership revenue(1)	$1,596,200	$8,030,991	$17,986,028
Online SVIP membership revenue(1)	379,655	2,157,514	4,297,915
Technical services revenue(2)	23,201	1,135,239	766,676
Total	$1,999,056	$11,323,744	$23,050,619

(1)	The Group’s Online VIP membership revenue and Online SVIP membership revenue are principally derived from the rendering of vocational education services, as principal, to the online VIP and SVIP members(“members”) through an online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee per member. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee per member as well. The Company would then recognize the service revenue over the membership term for each customer member.

(2)	The Group also generates revenue as a principal from technology services including courseware development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The decrease in contract liabilities primarily resulted from the Group’s business decrease and the depressed economic environment.

	As of March 31,
	2024	2023
Deferred revenue-current	$111,630	$1,357,236
Deferred revenue-non-current	—	3,430
Total	$111,630	$1,360,666

	For the years ended March 31,
	2024	2023
Revenue recognized from deferred revenue balance	$1,357,236	$6,825,412

Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance. Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represent the amount of the transaction price for which service has not been performed. As of March 31, 2024, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $111,630. The Group expects to recognize revenue of $111,630 and nil related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. Cost of revenue

Cost of revenue consisted of the following:

	For the years ended March 31,
	2024	2023	2022
Amortization expenses	$38,183	$5,800,442	$7,751,161
Depreciation expenses of server hardware	—	3,943,495	4,172,837
Website maintenance fee	121,797	1,510,417	2,746,431
Resource usage fees(1)	1,461,560	1,510,417	1,622,891
Virtual simulation fees(2)	97,761	555,560	1,106,713
Maintenance material consumption fees	1,458	1,918	15,458
Employee compensation	96,913	146,602	160,338
Employee benefit expenses	9,366	10,281	9,199
Impairment(3)	—	13,800,583	—
Other	2,631	21,175	88,171
Total	$1,829,669	$27,300,890	$17,673,199

(1)	Since November 2018, the Company started to pay resource usage fees to colleges and universities in order to access the online course resources of these institutions with a period of validity of 5 years.

(2)	The Company paid virtual simulation fees to vendors Jiangsu Audio-visual Education Center in order to access virtual experimental training programs.

(3)	The impairment in 2024 was nil and in 2023 includes the impairment to property, plant and equipment for $5,749,384, and the impairment to intangible asset for $ 8,051,199.

19. Selling and general and administrative expenses

Operating expenses consisted of the followings:

	For the years ended March 31,
	2024	2023	2022
Selling and marketing expenses:
Promotion expenses	$31,990	$216,423	$699,307
Telecommunications service fees	70,267	76,058	756,546
Union pay service charges	8,065	54,424	175,026
Employee compensation	107,575	98,045	141,038
Employee benefit expenses	24,550	19,259	22,593
	$242,447	$464,209	$1,794,510
General and administrative expenses:
Employee compensation	$664,418	$1,977,184	$2,569,912
Consulting fees(1)	98,315	264,800	253,676
Audit fees (1)	305,000	258,500	432,100
Insurance fee(1)	—	44,519	171,895
Daily expenses	128,862	119,939	90,801
Attorney fee(1)	141,689	429,087	272,887
Investment relationship fee	41,990	51,889	19,292
Rental fee(2)	253,227	235,069	90,748
Employee benefit expenses	91,545	74,743	60,471
Depreciation expenses	21,013	90,074	12,695
Amortization of intangible assets	31,929	32,997	20,681
Entertainment	906	14,800	26,344
Credit losses on accounts receivable	162,028	—	—
Other	2,822	65,932	122,799
	$1,943,744	$3,659,533	$4,144,301

Operating expenses	$2,186,191	$4,123,742	$5,938,811

(1)	Audit fee, consulting fee, insurance fee, attorney fee for the years ended March 31, 2024, 2023, and 2022 were separated from service fee to list as comparative numbers.

(2)	According to the rental agreement renewal clauses, every renew needs to be renegotiated separately, thus the lease term was less than 12 months and the Company recognized the rental expenses as expense for short-term leases.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Other income (expenses), net

Other income (expenses) consisted of the following:

	For the years ended March 31,
	2024	2023	2022
Waiver of rental fee payable(1)	$13,878	$157,757	$246,551
Loss on disposals of property and equipment	1,546	—	(54,512)
Cancellation of bonus liability	725,970	—	—
Government grant	1,395	272	1,157
Other income (expenses), net	(3,513)	(11,929)	(10,222)
Total	$739,276	$146,100	$182,974

(1)	Wuxi Huichuang Technology Development Co., Ltd. (“the Lessor”) is a unrelated and state-owned enterprise. The Company and the Lessor signed rental agreement every year. Due to the successful IPO on NASDAQ as well as the impact of COVID 19 and to support local enterprises, in June 2021, the Lessor entered into an agreement with the Company to waive the rental fee payable from June 1, 2018 to May 31, 2019, June 1, 2019 to May 31, 2020, and June 1, 2020 to May 31, 2021, respectively, with a total amount of $246,551 for the year ended 2022.

Wuxi Huiying Technology Development Co., Ltd. (“Huiying” or “the Lessor”) is a unrelated and state-owned enterprise. On June 1, 2021, the property right of rental place was transferred from Huichuang to Huiying, and Huiying accepted all the rights and obligation from Huichuang as to this rent, especially the frequency of the sign, and the subsidy offered. The Lessor waived the rental fee payable from June 1, 2021 to May 31, 2023, with total amount of $13,878 and $157,757 for the year ended 2024 and 2023, respectively.

(2)	The company’s BOD made the resolution that the cancellation payment of the bonus accrued, and recognized related other income.

21. Taxes Payable

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the years ended March 31, 2024 and 2023.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the years ended March 31, 2024 and 2023.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2024 and 2023.

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended March 31
	2024	2023
Current	$—	$431,161
Deferred	(27,273)	(8,249)
Income tax expense	$(27,273)	$422,912

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended March 31, 2024, 2023 and 2022, respectively:

	For the years ended March 31,
	2024	2023	2022
Income before income taxes	$(4,749,419)	$(20,484,073)	$(791,672)
Tax rate	25%	25%	25%
Provision for income taxes at statutory tax rate	$(1,187,355)	$(5,121,018)	$(197,918)
Effect of tax-exempt entity	23,825	557,311	719,274
Effect of pervious year over-paid tax expenses	—	2,446	1,314
Effect of non-tax deductible expenses and loss	25	47	35,847
Effect of deductible prior year loss	—	(11,010)	(18,406)
Effect of tax loss not recognized	496,810	1,356,114	68,509
Effect of pervious year over-accrued tax expenses	—	293,334	—
Effect of investment income(loss)not recognized	(424,968)	(181,107)	—
Effect of impairment not recognized	1,064,390	3,526,795	—
Income tax expense	$(27,273)	$422,912	$608,620

Deferred tax assets	$5,449,652	$4,892,726	$68,345
Valuation allowance	(5,449,652)	(4,892,726)	(68,345)
Deferred tax assets, net	—	—	—
Deferred tax liability	—	28,241	38,744
	$—	$28,241	$38,744

There was a temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2023 due to the acquisition of Jisen Information, thus a deferred income tax expense is recognized. And the temporary difference in the financial statements for the year ended March 31, 2024 was derived from the net loss of Wuxi Wangdao and WOFE, and the impairment to property, plant and equipment, intangible asset, account receivable and long term investment. The Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future, thus the valuation allowance was recorded to net off the deferred tax assets.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the followings:

	As of March 31,
	2024	2023
Income tax payable	$189,588	$211,046
VAT payable	4,971	41,092
Other tax payables	—	6,245
Total	$194,559	$258,383

22. Equity

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

On August 5, 2022, the company issued the 791,667 shares as part of the purchase price of the acquisition of Wuxi Talent, which were subsequently returned to the Company and canceled in July 2023, see Note 7 for more details. Unless otherwise noted, all share and per share information has been adjusted to retroactively show the effect of the stock consolidation.

On March 3, 2023, the Company issued a one-year convertible bond with the original principal amount of $1,000,000 and 7% annual interest rate on a basis of a 360-day year. According to the agreement, if the closing bid price of ordinary shares of Company as reported by Nasdaq exceeds the Conversion Price at $1.82 per share for at least five consecutive days, all of the outstanding balances shall be automatically converted into ordinary shares (“Mandatory Conversion”). From March 27 to March 31, 2023, stock price exceeded $1.82 for five consecutive days, thus mandatory event was triggered on March 31, 2023, and the Company recorded this conversion into additional paid in capital for the year ended March 31, 2023, due to issuance of the common shares were not completed until subsequently after March 31, 2023. On April 3, 2023, the company issued 549,451 ordinary shares of par value $0.0002 per share at the conversion price of US$1.82 per the conversion terms to the lender, Fun and Cool Limited, with the total conversion amount in $1,000,000.

Warrants

In July 2020, we issued non-redeemable warrants to purchase an aggregate of 150,000 ordinary shares to underwriters in our initial public offering and certain of its affiliates. Such warrants are exercisable by the warrant holders, from December 27, 2020 to 5:00 p.m., Eastern time, June 30, 2025, to purchase, in whole or in part, up to 150,000 shares of our ordinary shares at a price of $6.00 per share and have cashless exercise options, subject to standard anti-dilution adjustments for share sub-divisions and similar transactions. As of August 16, 2024, no exercise of warrant has occurred.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 8, 2022, Skillful Craftsman issued to Tadpole Investing Carnival Limited, a British Virgin Islands company, a warrant to purchase the ordinary shares of Skillful Craftsman for an aggregate exercise price of no more than $10,000,000. Subject to certain limitations that are described below in this paragraph, up until January 3, 2025, the holder may exercise the warrant at the exercise price, which will be (x) $1.80 per share for any part of the warrant that is exercised between March 8, 2022 and January 3, 2023, (y) $2.50 per share for any part of the warrant that is exercised between January 4, 2023 and January 3, 2024, and (z) $3.00 per share for any part of the warrant that is exercised between January 4, 2024 and January 3, 2025, by delivering required documents to Skillful Craftsman. Without the prior written consent of Skillful Craftsman, the holder may not exercise the warrant for more than (i) $4,000,000 up until January 3, 2023, (ii) $7,000,000 up until January 3, 2024, and (iii) $10,000,000 up until January 3, 2025. As of August 16, 2024, no exercise of warrant has occurred.

23. Related parties

  a) The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Chairman of the Board of Directors and Co-Chief Executive Officer, 25.97% beneficial owner of the Company*
Bin Fu	Co-Chief Executive Office of the Company*
Xuejun Ji	Shareholder
Hunan Medical Star Technology Co., Ltd.( Medical Star)	Joint venture
Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”)	Miniority Owned Subsidiary of the Company

*	On September 6, 2023, Mr. Xiaofeng Gao resigned as the Co-Chief Executive Officer of the Company and Mr. Fu has become the sole Chief Executive Officer of the Company.

  b) The Company had the following related party balances with the related parties mentioned above:

	As of March 31,
	2024	2023
Amounts due to Xiaofeng Gao	$2,196	$2,199
Amounts due to Xuejun Ji	11,276	11,642
Amounts due to Bin Fu	39,464	40,747
Total	52,936	54,588

  c) The Company had the following related party transaction with the related party mentioned above:

	For the Years Ended March 31,
	2024	2023
Expense paid by Xiaofeng Gao	$—	$3,178
Repayment to Xiaofeng Gao	—	3,514
Sales to Medical Star	17,235	45,762

The Group did not have other significant balances or transactions with its related parties in the years ended March 31, 2024 and 2023.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi and Shenzhen in the PRC. As of March 31, 2024, the Group had no obligation under long-term financing lease requiring minimum rentals. As of March 31, 2024, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended March 31, 2024 was $253,227 and was recorded in general and administrative expense on the consolidated statements of operations. As of March 31, 2024, the Group had no future minimum payments under non-cancelable -operating leases for a period greater than one year.

On March 30, 2023, the Company established established a 75% owned subsidiary Le First Skillland Pte. Ltd. in Singapore, and there’s no material transaction occurred. The Company committed to make a capital contribution of $278,869 (S $375,000) in October, 2024.

As of March 31, 2024, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

April 2024 to March 2025	$83,508
April 2025 and after	13,918
Total	$97,426

25. Subsequent events

In May 2024, the Company issued ordinary shares to Fu Bin and Dawei Chen based on executive employment agreement. Total 480,000 shares issued, with 240,000 each.

In accordance with ASC 855-10, the Company evaluated all events and transactions that occurred after March 31, 2024 up through the date the Company issued these financial statements on August 16, 2024 and concluded that no other material subsequent events except for the disclosed above.

26. Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of March 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$231,694	$1,198,204
Deferred expenses	49,125	46,500
Prepayment and other current assets	70,000	—
Amounts due from subsidiaries and VIE	3,791,734	3,766,314
Investment in subsidiaries and VIE	17,358,111	22,721,204
TOTAL ASSETS	$21,500,664	$27,732,222
LIABILITIES
Current liabilities:
Amounts due to related parties	2,107	2,107
Amounts due to subsidiaries and VIE	—	—
Other payables	—	775,873
TOTAL LIABILITIES	$2,107	$777,980

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,449,451 and 14,900,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	3,090	2,980
Additional paid-in capital	19,055,297	19,055,407
Statutory reserve	745,590	745,590
Retained earnings	3,389,754	8,111,900
Accumulated other comprehensive income/(loss)	(1,695,174)	(961,635)
TOTAL SHAREHOLDERS’ EQUITY	$21,498,557	$26,954,242
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$21,500,664	$27,732,222

Condensed statements of income

	For the years ended March 31,
	2024	2023	2022
General and administrative expenses	$(825,582)	$(2,226,956)	$(2,790,459)
Investment loss, net		—	—
Share of profit in subsidiaries and VIE	(4,629,554)	(18,678,368)	1,476,806
Others, net	732,990	(1,661)	(86,639)
Income before income tax provision	(4,722,146)	(20,906,985)	(1,400,292)
Provision for income tax	—	—	—
Net profit	$(4,722,146)	$(20,906,985)	$(1,400,292)

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed cash flow

	For the year ended March 31,
	2024	2023	2022
Net cash used in operating activities	$(966,510)	$(1,779,420)	$(3,157,114)
Net cash provided by (used in) investing activities	—	(645,000)	3,043,030
Net cash provided by financing activities	—	1,000,000	—
Net cash inflow(outflow)	$(966,510)	$(1,424,420)	$(114,084)

Condensed statements of comprehensive income

	For the years ended March 31,
	2024	2023	2022
Net loss	$(4,722,146)	$(20,906,985)	$(1,400,292)
Other comprehensive income	(733,539)	(3,402,058)	1,458,405
Comprehensive income	$(5,455,685)	$(24,309,043)	$58,113

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

