Form 20-F
period 2025-03-31
Skillful Craftsman Education Technology Ltd
filed 2025-08-08
CIK 1782309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China 518063

(Address of Principal Executive Offices)

Bin Fu

Tel: (86) 0755 26652763

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China 518063

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. As of March 31, 2025, there were 15,929,451 ordinary shares outstanding, par value $0.0002 per share.

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

Yes ☐ No ☐

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires:

●	“we,” “us,” “our,” the “Company,” “our company” or similar terms refers to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company, and its wholly owned U.S. subsidiary Giga Learning Inc., and its wholly owned Hong Kong subsidiary Easy Skills Technology Limited, a 75% owned Singaporean subsidiary Le First Skillland Pte. Ltd., a wholly owned PRC subsidiary Skillful Craftsman Network Technology (Wuxi) Limited and its subsidiaries;

●	“Skillful Craftsman” refers to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company;

●	“Hong Kong subsidiary” refers to Easy Skills Technology Limited, a wholly owned subsidiary of Skillful Craftsman in Hong Kong;

●	“Craftsman Wuxi” or “WOFE” refers to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of Skillful Craftsman in China through Hong Kong subsidiary;

●	“Jisen Information” refers to Shenzhen Qianhai Jisen Information Technology Ltd., a wholly owned subsidiary of Craftsman Wuxi in China;

●	“Kingway Cloud” refers to Wuxi Kingway Cloud Technology Co., Ltd., a wholly owned subsidiary of Wuxi Wangdao in China;

●	“Wuxi Talent Home” refers to Wuxi Talent Home Information Technology Co., Ltd., a minority owned subsidiary of Craftsman Wuxi in China;

●	“PRC subsidiaries” refers to Craftsman Wuxi, Jisen Information and Wuxi Talent Home;

●	“Singaporean subsidiary” refers to Le First Skillland Pte. Ltd., a 75% owned subsidiary of Skillful Craftsman;

●	“Giga Learning” or “U.S. subsidiary” refers to Giga Learning Inc., a wholly owned subsidiary of the Company and incorporated in the United States.

●	“VIE” or “Wuxi Wangdao” refers to Wuxi Kingway Technology Co., Ltd., that was the variable interest entity of the Company in China until March 17, 2025 when parties terminated the VIE Agreements;

●	“China” or the “PRC” refers to the People’s Republic of China;

●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“U.S. dollars,” “dollars” or “$” refers to the legal currency of the United States;

●	“fiscal year 2023” refers to the fiscal year ended March 31, 2023; and

●	“fiscal year 2024” refers to the fiscal year ended March 31, 2024; and

●	“fiscal year 2025” refers to the fiscal year ended March 31, 2025.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at the exchange rate on March 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, that is RMB 7.1775 to $1.00.

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

Our Corporate Structure and previous Contractual Arrangements with VIE and Its Shareholders

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is not a Chinese operating company but a Cayman Islands exempted company with operations primarily conducted by its subsidiaries and variable interest entity, or the VIE, which involves unique risks to investors. Neither Skillful Craftsman nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Wuxi Kingway Technology Co., Ltd. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the operating companies in China. PRC laws and regulations restrict and impose conditions on foreign investment in internet-based businesses, including online education services. Accordingly, these businesses are operated by the VIE in China. Skillful Craftsman did not own these operations but relies on contractual arrangements among the WOFE, the VIE’s nominee shareholders, which allowed Skillful Craftsman to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance, (ii) receive substantially all of the economic benefits and absorb substantially all of the losses of the VIE , and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. Because of these contractual arrangements, Skillful Craftsman was considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

On March 17, 2025, Skillful Craftsman Network Technology (WUXI) Co. Ltd. entered into a Termination Agreement for VIE Agreements (“Termination Agreement”) with Wuxi Kingway Technology Co., Ltd., Xiaofeng Gao and Lugang Hua, who are the shareholders of the VIE to terminate the VIE Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement among the parties dated on July 17, 2019. Upon the termination of the VIE Agreements, the Company and WOFE no longer controls the VIE and its subsidiaries and their business operations. The Company and WOFE are now conducting their business primarily through Shenzhen Qianhai Jisen Information Technology Ltd.

Doing Business in China

We face various legal and operational risks and uncertainties related to doing business in China. A significant part of the business operations in China are conducted through our subsidiaries in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We face risks relating to regulatory approvals on overseas listings, anti-monopoly regulatory actions and oversight on cybersecurity and data privacy, among others. On February 17, 2023, China Securities Regulatory Commission (“CSRC”) released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and five supporting guidelines (collectively, the “New Overseas Listing Rules”), which took effect on March 31, 2023. According to the New Overseas Listing Rules, domestic enterprises that have completed overseas listings before the effective date of the new rules are not required to file with CSRC immediately, but shall carry our filing procedures as required if they conduct overseas’ offerings or fall within other circumstances that requires filing with the CSRC. The regulatory actions undertaken by China’s government, including the New Overseas Listing Rules, the recent enactment of China’s new Data Security Law, and recent promulgation of Cybersecurity Review Measures, as well as the obligations to comply with Personal Information Protection Law and any other future laws and regulations may require us to incur significant expenses and could materially affect the ability to conduct the business, accept foreign investments or list on a U.S. or foreign exchange. These risks could result in a material adverse change in the business operations and the value of the securities we are registering for sale, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” in this annual report.

The Holding Foreign Companies Accountable Act

Our securities will be prohibited from trading if our auditor cannot be fully inspected by the PCAOB for three consecutive years pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. Our independent registered public accounting firm, HTL International, LLC, is based in the United States and it is not subject to such determinations announced by the PCAOB on December 16, 2021 which determinations were vacated on December 15, 2022. However, if it is determined in the future that the PCAOB is unable to inspect or investigate our auditor completely, or if our future audit reports are prepared by auditors that are not completely inspected by the PCAOB, our ordinary shares may be delisted or trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act. For more information on these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We could be delisted if it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor completely.”

Transfer of Cash to and from

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is a Cayman Islands exempted company with operations primarily conducted by its subsidiaries. Cash was transferred through our organization in the manner as follows: (i) we may transfer funds to Craftsman Wuxi, the WOFE, through our Hong Kong subsidiary, by additional capital contributions or shareholder loans, as the case may be; (ii) the WOFE may provide loans to  the VIE, subject to statutory limits and restrictions; (iii) funds from the VIE to the WOFE are remitted as services fees; (iv) the WOFE may make dividends or other distributions to Skillful Craftsman through our Hong Kong subsidiary; and (v) intercompany borrowings between VIE and holding company.

The cash flows that occurred between the WOFE and the VIE, between our Cayman Islands exempted company and the VIE, between our Cayman Islands exempted company and our Hong Kong subsidiary, and between our Hong Kong subsidiary and the WOFE are summarized as follows:

	For the Year Ended March 31,
	2023	2024	2025
	US$
Cash paid by VIE to WOFE	—	12,173	—
Cash paid by WOFE to VIE	509,335	2,488	—
Cash paid by VIE to Cayman Islands exempted company	—	—	—
Cash paid by Cayman Islands exempted company to VIE	—	—	—
Cash paid by Cayman Islands exempted company to Hong Kong subsidiary	645,000	—	3,704
Cash paid by Hong Kong subsidiary to VIE	—	—	—
Cash paid by Hong Kong subsidiary to WOFE	640,000	—	—

By the end of March 31, 2025, the WOFE has cumulatively transferred RMB 4.0 million (approximately $582,098) to the VIE as repayment of the VIE’s loan to the WOFE in relation to the consideration for the WOFE’s acquisition of Wuxi Talent Home.

The above cash flows include all distributions and transfers between our Cayman Islands exempted company, our Hong Kong subsidiary, our Singaporean subsidiary, the WOFE and the VIE as of the date of this annual report.

We had stringent cash management policies dictating how funds are transferred throughout our organization. As required by our cash management policies, a substantial amount of cash generated from the VIE’s operations must be deposited with designated reputable banks. Each cash transfer within our organization is in the forms of capital contributions, dividends or distributions, subject to approvals by the board of directors or shareholders of Skillful Craftsman, or is based on a contract or agreement. Any intra-organization investment agreement and the any contract with a contract value of over RMB 5 million must be approved by the board of directors of Skillful Craftsman, and cash transfers under such agreements and contracts must follow the established procedures adopted to ensure effective internal control over cash. To meet the liquidity needs of our Cayman Islands exempted company, our subsidiaries in their daily operations, there is no limit on the amount of cash that can be transferred through our organization. The cash should be primarily used to finance the daily operation of the subsidiaries and to support future business expansion. Any changes in our current cash management policies are subject to the approval of our board of directors.

Restrictions and Limitations on Transfer of Cash

To the extent cash or assets in the business is in the PRC or Hong Kong or in a PRC or Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our or our subsidiaries’ ability to transfer cash and assets.

Under our current corporate structure, we rely on dividend payments from Craftsman Wuxi to fund any cash and financing requirements we may have. Current PRC regulations permit the WOFE to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. The WOFE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WOFE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WOFE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the subsidiary to make payments to us may restrict our ability to satisfy our liquidity requirements.

Additionally, our operating subsidiaries receive substantially all of the revenue in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE, by complying with certain procedural requirements. Dividends payments to us by the WOFE in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WOFE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

Taxation on Dividends or Distributions

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our subsidiaries’ operations and to expand its business.

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

3.A. [Reserved]

Financial Information Related to the VIE and Parent

Wuxi Wangdao (the “VIE”) contributed to 91%, 100% and 13% of the consolidated revenue for the fiscal years ended March 31, 2023 and 2024 and 2025, respectively. The VIE contributed 82% of the consolidated assets and 92% of the consolidated liabilities as of March 31, 2023. The VIE contributed 94% of the consolidated assets and 98% of the consolidated liabilities as of March 31, 2024. The VIE Agreements were terminated on March 17, 2025, and the VIE structure was deconsolidated accordingly, contributing 0% of the consolidated assets and 0% of the consolidated liabilities as of March 31, 2025. We demonstrate the reconciliation of the financial position results of operations and cash flows as follows:

Selected Condensed Consolidated Statement of Operations and Comprehensive Income

	For the Year Ended March 31, 2025
	Skillful		Hong Kong			Eliminating
	Craftsman	VIE	Subsidiary	Singapore	WOFE	Entries	Total
	US$
Revenue	—	130,615	—	—	893,690	—	1,024,305
Cost of revenue	—	(1,397,635)	—	—	(194,582)	—	(1,592,217)
Gross income	—	(1,267,020)	—	—	699,108	—	(567,912)

Operating expenses:
Selling and marketing expenses	—	(207,654)	—	—	—	—	(207,654)
General and administrative expenses	(1,413,467)	(517,886)	—	(6,953)	(319,339)	—	(2,257,645)
Total operating expenses	(1,413,467)	(725,540)	—	(6,953)	(319,339)	—	(2,465,299)
Loss from operations	(1,413,467)	(1,992,560)	—	(6,953)	379,769	—	(3,033,211)
Interest income	2,449	33,536	5	—	857	—	36,848
Interest expense	(12,000)	(757,640)	—	—	—	—	(769,640)
Investment income/(loss), net	—	(1,885,731)	—	—	(11,073)	—	(1,896,804)
Government grant	—	—	—	—	661	—	661
Loss on disposals of equipment	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	(1,819,678)	—	(1,819,678)
Foreign currency exchange loss	—	—	—	—	(42,824)	—	(42,824)
Share of profit in subsidiaries and VIE	(6,155,143)	—	—	—	—	6,155,143	—
Other income (expenses), net	(3,291)	(20)	(75)	(101)	(269)	—	(3,756)
Loss before income taxes	(7,581,452)	(4,602,415)	(70)	(7,054)	(1,492,557)	6,155,143	(7,528,404)
Income tax expense	—	—	—	—	(53,048)	—	(53,048)
Net income	(7,581,452)	(4,602,415)	(70)	(7,054)	(1,545,605)	6,155,143	(7,581,452)

Other comprehensive income/(loss):
Foreign currency translation adjustment	—	1,649,736	—	13	(12,671)	(1,529,380)	107,698
Total comprehensive income	(7,581,452)	(2,952,679)	(70)	(7,041)	(1,558,276)	4,625,763	(7,473,754)

	For the Year Ended March 31, 2024
	Skillful		Hong Kong			Eliminating
	Craftsman	VIE	Subsidiary	Singapore	WOFE	Entries	Total
	US$
Revenue	—	1,999,056	—	—	—	—	1,999,056
Cost of revenue	—	(1,683,916)	—	—	(145,753)	—	(1,829,669)
Gross income	—	315,140	—	—	(145,753)	—	169,387

Operating expenses:
Selling and marketing expenses	—	(242,447)	—	—	—	—	(242,447)
General and administrative expenses	(825,582)	(592,876)	(2,626)	(2,632)	(520,028)	—	(1,943,744)
Total operating expenses	(825,582)	(835,323)	(2,626)	(2,632)	(520,028)	—	(2,186,191)
Loss from operations	(825,582)	(520,183)	(2,626)	(2,632)	(665,781)	—	(2,016,803)
Interest income	10,082	61,099	7	—	1,367	—	72,555
Interest expense	—	(794,352)	—	—	—	—	(794,352)
Investment income/(loss), net	—	1,700,955	—	—	(1,085)	—	1,699,870
Government grant	—	—	—	—	1,395	—	1,395
Loss on disposals of equipment	—	1,546	—	—	—	—	1,546
Impairment loss	—	—	—	—	(4,334,717)	—	(4,334,717)
Foreign currency exchange loss	—	—	—	—	(115,247)	—	(115,247)
Share of profit in subsidiaries and VIE	(4,629,553)	—	—	—	—	4,629,553	—
Other income (expenses), net	722,908	13,821	(88)	—	(306)	—	736,335
Loss before income taxes	(4,722,145)	462,886	(2,707)	(2,632)	(5,114,374)	4,629,553	(4,749,419)
Income tax expense	—	—	—	—	27,273	—	27,273
Net income	(4,722,145)	462,886	(2,707)	(2,632)	(5,087,101)	4,629,553	(4,722,146)

Other comprehensive income/(loss):
Foreign currency translation adjustment	—	(630,388)	—	7	(97,846)	(5,311)	(733,539)
Total comprehensive income	(4,722,145)	(167,502)	(2,707)	(2,625)	(5,184,947)	4,624,242	(5,455,685)

	For the Year Ended March 31, 2023
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
Revenue	—	10,250,708	—	1,073,036	—	11,323,744
Cost of revenue	—	(27,111,057)	—	(189,833)	—	(27,300,890)
Gross income	—	(16,860,349)	—	883,203	—	(15,977,146)

Operating expenses:
Selling and marketing expenses	—	(464,209)	—	—	—	(464,209)
General and administrative expenses	(2,226,956)	(827,343)	(480)	(604,754)	—	(3,659,533)
Total operating expenses	(2,226,956)	(1,291,552)	(480)	(604,754)	—	(4,123,742)
Loss from operations	(2,226,956)	(18,151,901)	(480)	278,449	—	(20,100,888)
Interest income	942	68,473	28	1,466	—	70,909
Interest expense	—	(819,219)	—	—	—	(819,219)
Investment income/(loss), net	—	739,327	—	(14,899)	—	724,428
Government grant	—	—	—	272	—	272
Impairment loss	—		—	(306,595)	—	(306,595)
Foreign currency exchange loss	—	—	—	(198,808)	—	(198,808)
Share of profit in subsidiaries and VIE	(18,678,368)	—	—	—	18,678,368	—
Other income (expenses), net	(2,603)	148,138	(174)	467	—	145,828
Loss before income taxes	(20,906,985)	(18,015,182)	(626)	(239,648)	18,678,368	(20,484,073)
Income tax expense	—	(295,780)	—	(127,132)	—	(422,912)
Net income	(20,906,985)	(18,310,962)	(626)	(366,780)	18,678,368	(20,906,985)

Other comprehensive income/(loss):
Foreign currency translation adjustment	(3,402,058)	(3,206,676)	—	(187,516)	3,394,192	(3,402,058)
Total comprehensive income	(24,309,043)	(21,517,638)	(626)	(554,296)	22,072,560	(24,309,043)

Selected Condensed Consolidated Balance Sheets

	As of March 31, 2025
	Skillful	VIE
	Craftsman	Discontinued	Hong Kong	Singapore	WOFE	Entries	Total
	US$
ASSETS
Current assets
Cash and cash equivalents	207,511	—	6,727	24,725	979,005	—	1,217,968
Accounts receivable, net	—	—	—	—	—	—	—
Prepayments and other current assets	—	—	—	—	961	—	961
Deferred expenses	52,500	—	—	—	—	—	52,500
Investment in subsidiaries and VIE	10,595,038	—	3,150,000	—	—	(13,745,038)	—
Amounts due from subsidiaries and VIE	3,701,752	—	—	—	—	(3,701,752)	—
Amounts due from a related party	93,686	—	—	—	—	—	93,686
Other receivables	—	—	—	—	30,983	—	30,983
Total current assets	14,650,487	—	3,156,727	24,725	1,010,949	(17,446,790)	1,396,098
Non-current assets
Long-term investment	—	—	—	—	17,334,731	(4,175,657)	13,159,074
Property and equipment, net	—	—	—	—	35,115	—	35,115
Long-term Related parties receivables	—	—	—	—	566,853	—	566,853
Operating Right-of-use asset current, net	—	—	—	—	100,621		100,621
Total non-current assets	—	—	—	—	18,037,320	(4,175,657)	13,861,663
TOTAL ASSETS	14,650,487	—	3,156,727	24,725	19,048,269	(21,622,447)	15,257,761
LIABILITIES
Current liabilities
Accounts payable	—	—	—	—	—	—	—
Taxes payable	—	—	—	—	221,393	—	221,393
Amounts due to a related party	7,107	—	—	—	66,052	—	73,159
Accrued expenses	297,405	—	150	34,391	3,888,847	(3,704,180)	516,613
Bond due to a related party	600,000	—	—	—	—	—	600,000
Deferred tax liabilities	—	—	—	—	—	—	—
Operating Lease Liability-current	—	—	—	—	100,621	—	100,621
Total current liabilities	904,512	—	150	34,391	4,276,913	(3,704,180)	1,511,786
Non-current liabilities
Long-term loans	—	—	—	—	—	—	—
Total non-current liabilities	—	—	—	—	—	—	—
TOTAL LIABILITIES	904,512	—	150	34,391	4,276,913	(3,704,180)	1,511,786
COMMITMENTS AND CONTINGENCIES	—	—	—		—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,929,451 and 15,449,451 shares issued and outstanding as of March 31, 2025 and 2024, respectively	3,186	—	3,165,000	—	3,150,000	(6,315,000)	3,186
Additional paid-in capital	17,872,227	—	—	—	14,668,908	(14,668,908)	17,872,227
Statutory reserve	40,590	—	—	—	40,590	(40,590)	40,590
Accumulated deficits	(4,232,288)	—	(8,164)	(9,686)	(2,811,948)	2,829,798	(4,232,288)
Accumulated other comprehensive income/(loss)	62,260	—	(259)	20	(276,194)	276,433	62,260
TOTAL SHAREHOLDERS’ EQUITY	13,745,975	—	3,156,577	(9,666)	14,771,356	(17,918,267)	13,745,975
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,650,487	—	3,156,727	24,725	19,048,269	(21,622,447)	15,257,761

	As of March 31, 2024
	Skillful		Hong
	Craftsman	VIE	Kong	Singapore	WOFE	Entries	Total
	US$
ASSETS
Current assets
Cash and cash equivalents	231,694	17,087,420	6,796	20,419	486,662	—	17,832,991
Accounts receivable, net	—	7,343	—	—	—	—	7,343
Prepayments and other current assets	70,000	2,818	—	67	80	—	72,965
Deferred expenses	49,125	878,654	—	—	—	—	927,779
Advance for investment	—	—	—	—	—	—	—
Investment in subsidiaries and VIE	17,358,111	—	3,150,000	—	—	(20,508,111)	—
Amounts due from subsidiaries and VIE	3,791,734	934,716	—	—	—	(4,726,450)	—
Amounts due from a related party	—	—	—	—	—	—	—
Other receivables	—	4,734	—	—	29,011	—	33,745
Total current assets	21,500,664	18,915,685	3,156,796	20,486	515,753	(25,234,561)	18,874,823
Non-current assets
Long-term investment	—	15,552,776	—	—	1,841,054	—	17,393,830
Goodwill	—	—	—	—	—	—	—
Property and equipment, net	—	495	—	—	53,935	—	54,430
Intangible assets, net	—	—	—	—	—	—	—
Operating Right-of-use asset current, net	—	—	—	—	—		—
Total non-current assets	—	15,553,271	—	—	1,894,989	—	17,448,260
TOTAL ASSETS	21,500,664	34,468,956	3,156,796	20,486	2,410,742	(25,234,561)	36,323,083
LIABILITIES
Current liabilities
Accounts payable	—	—	—	—	—	—	—
Taxes payable	—	1,081	—	—	193,478	—	194,559
Amounts due to a related party	2,107	—	—	—	50,829	—	52,936
Accrued expenses	—	1,200,776	150	23,111	4,713,670	(4,722,822)	1,214,885
Deferred revenue-current	—	111,630	—	—	—	—	111,630
Deferred tax liabilities	—	—	—	—	—	—	—
Operating Lease Liability-current	—	—	—	—	—		—
Total current liabilities	2,107	1,313,487	150	23,111	4,957,977	(4,722,822)	1,574,010
Non-current liabilities
Long-term loans	—	13,250,516	—	—	—	—	13,250,516
Deferred revenue-noncurrent	—	—	—	—	—	—	—
Bond Payable	—	—	—	—	—	—	—
Total non-current liabilities	—	13,250,516	—	—	—	—	13,250,516
TOTAL LIABILITIES	2,107	14,564,004	150	23,111	4,957,977	(4,722,822)	14,824,526
COMMITMENTS AND CONTINGENCIES	—	—	—		—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,449,451 and 15,449,451 shares issued and outstanding as of March 31, 2024 and 2023, respectively	3,090	1,619,774	3,165,000	—	3,150,000	(7,934,774)	3,090
Additional paid-in capital	19,055,297	—	—	—	—	—	19,055,297
Statutory reserve	745,590	745,590	—	—	—	(745,590)	745,590
Accumulated profits	3,389,754	18,967,360	(8,095)	(2,632)	(5,433,711)	(13,522,922)	3,389,754
Accumulated other comprehensive income/(loss)	(1,695,174)	(1,427,772)	(259)	7	(263,524)	1,691,548	(1,695,174)
TOTAL SHAREHOLDERS’ EQUITY	21,498,557	19,904,952	3,156,646	(2,625)	(2,547,235)	(20,511,738)	21,498,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,500,664	34,468,956	3,156,796	20,486	2,410,742	(25,234,560)	36,323,083

	As of March 31, 2023
	Skillful	Hong Kong	Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
ASSETS
Current assets
Cash and cash equivalents	1,198,204	19,142,721	9,503	648,358	—	20,998,786
Accounts receivable, net	—	8,572	—	449,532	—	458,104
Prepayments and other current assets	—	129,148	—	21,869	—	151,017
Deferred expenses	46,500	939,252	—	—	—	985,752
Advance for investment	—	—	—	1,902,004	—	1,902,004
Investment in subsidiaries and VIE	22,721,204	—	3,150,000	—	(25,871,204)	—
Amounts due from subsidiaries and VIE	3,766,314	955,061	—	—	(4,721,375)	—
Amounts due from a related party	—	—	—	—	—	—
Other receivables	—	3,573	—	31,242	—	34,815
Total current assets	27,732,222	21,178,327	3,159,503	3,053,005	(30,592,579)	24,530,478
Non-current assets
Long-term investment	—	14,296,824	—	—	—	14,296,824
Goodwill	—	—	—	4,306,579	—	4,306,579
Property and equipment, net	—	6,620	—	74,695	—	81,315
Intangible assets, net	—	—	—	254,646	—	254,646
Operating Right-of-use asset current, net				172,796		172,796
Total non-current assets	—	14,303,444	—	4,808,716	—	19,112,160
TOTAL ASSETS	27,732,222	35,481,771	3,159,503	7,861,721	(30,592,579)	43,642,638
LIABILITIES
Current liabilities
Accounts payable	—	21,894	—	—	—	21,894
Taxes payable	—	8,488	—	249,895	—	258,383
Amounts due to a related party	2,107	—	—	52,481	—	54,588
Accrued expenses	775,873	340,599	150	4,665,140	(4,723,059)	1,058,703
Deferred revenue-current	—	1,357,236	—	—	—	1,357,236
Deferred tax liabilities	—	—	—	28,241	—	28,241
Operating Lease Liability-current	—	—	—	224,822		224,822
Total current liabilities	777,980	1,728,217	150	5,220,579	(4,723,059)	3,003,867
Non-current liabilities
Long-term loans	—	13,681,099	—	—	—	13,681,099
Deferred revenue-noncurrent	—	—	—	3,430	—	3,430
Bond Payable	—	—	—	—	—	—
Total non-current liabilities	—	13,681,099	—	3,430	—	13,684,529
TOTAL LIABILITIES	777,980	15,409,316	150	5,224,009	(4,723,059)	16,688,396
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,449,451 and 14,900,000 shares issued and outstanding as of March 31, 2023 and 2022, respectively	2,980	1,619,774	3,165,000	3,150,000	(7,934,774)	2,980
Additional paid-in capital	19,055,407	—	—	—	—	19,055,407
Statutory reserve	745,590	745,590	—	—	(745,590)	745,590
Accumulated profits	8,111,900	18,504,475	(5,388)	(346,611)	(18,152,476)	8,111,900
Accumulated other comprehensive income/(loss)	(961,635)	(797,384)	(259)	(165,677)	963,320	(961,635)
TOTAL SHAREHOLDERS’ EQUITY	26,954,242	20,072,455	3,159,353	2,637,712	(25,869,520)	26,954,242
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,732,222	35,481,771	3,159,503	7,861,721	(30,592,579)	43,642,638

Selected Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2025
	Skillful		Hong Kong			Eliminating
	Craftsman	VIE	Subsidiary	Singapore	WOFE	Entries	Total
	US$
Net cash generated from operating activities	(642,183)	(3,182,287)	(70)	4,307	(211,660)	—	(4,013,893)
Net cash used in investing activities	—	(15,5654,868)	—	—	—	—	(15,5654,868)
Net cash generated from financing activities	600,000	—	—		—	—	600,000
Effects of exchange rate changes on cash	—	1,649,736	—	—	704,002	—	2,353,738
Net cash inflow	(24,183)	(17,087,419)	(70)	4,307	492,342	—	(16,615,023)

	For the Year Ended March 31, 2024
	Skillful		Hong Kong			Eliminating
	Craftsman	VIE	Subsidiary	Singapore	WOFE	Entries	Total
	US$
Net cash generated from operating activities	(966,510)	(1,474,734)	(2,714)	27,457	(243,599)	—	(2,660,100)
Net cash used in investing activities	—	4,788	—	—	—	—	4,788
Net cash generated from financing activities	—	—	—		—	—	—
Effects of exchange rate changes on cash	—	(585,355)	—	—	74,872	—	(510,483)
Net cash inflow	(966,510)	(2,055,301)	(2,714)	27,457	(168,727)	—	(3,165,795)

	For the Year Ended March 31, 2023
	Skillful		Hong Kong		Eliminating
	Craftsman	VIE	Subsidiary	WOFE	Entries	Total
	US$
Net cash generated from operating activities	(1,779,420)	148,162	(626)	(926,554)	—	(2,558,438)
Net cash used in investing activities	(645,000)	(529,511)	(640,000)	228,880	1,285,000	(300,631)
Net cash generated from financing activities	1,000,000	—	645,000	640,000	(1,285,000)	1,000,000
Effects of exchange rate changes on cash	—	(1,127,433)	—	151,163	—	(976,270)
Net cash inflow	(1,424,420)	(1,508,782)	4,374	93,489	—	(2,835,339)

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

Risks Related to the Business and Industry

If we are not able to continue to attract and establish customers on our new business of educational technology innovation, artificial intelligence skills training, and digital transformation of educational institutions on our training platforms, our results of operations and prospects will be materially and adversely affected.

We have been transitioning from the business of vocational education and training platforms to the new business of educational technology innovation, artificial intelligence skills training, and digital transformation of educational institutions on our training platforms. We have launched our convergence of conversational AI and personal development communication app ‘Sesame Chat’ on iOS platforms in China. Therefore, our ability to continue to attract and establish customers/users is critical to the continued success and growth of the business. This in turn will depend on several factors, including the ability to develop new programs and systems to respond to changes in market trends and customers’ demands, manage the growth while maintaining consistent and high quality, broaden the relationships with strategic partners and market our apps and products effectively to a broader base of prospective customers. If we are unable to obtain and maintain the news customers, the net revenue may decline, which may have a material adverse effect on the business, financial condition and results of operations.

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

Our results of operations, including the operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of the operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of the business. Fluctuation in our operating results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly results include:

●	the ability to attract new customers, maintain relationships with existing customers, and expand into new territories in China;

●	the amount and timing of operating expenses related to the maintenance and expansion of the business, operations and infrastructure;

●	general economic, industry and market conditions in China;

●	the emphasis on customer experience instead of near-term growth; and

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses.

Our subsidiaries face significant competition, and if they fail to compete effectively, our subsidiaries may not be able to gain market share, and the profitability may be adversely affected.

The artificial intelligence skills training and services for educational institutions in the PRC are rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. Our subsidiaries face competition in each type of products or services they offer and in each geographic market where they operate. Some of the competitors may be able to devote greater resources to the development, promotion and sale of their programs and services, respond more quickly to changes in customers’ needs, market trends or new technologies and have gained more experience in certain areas due to their longer operating history in this area.

We cannot assure you that our subsidiaries will be able to compete successfully against current or future competitors. They may be pressured to reduce fees charged or increase spending in response to competition in order to retain or attract more customers or pursue new market opportunities, which could result in a decrease in their revenue and profitability. If our subsidiaries are unable to maintain the competitive position or otherwise effectively respond to competition, they may not be able to gain additional market share, and the profitability may be adversely affected.

Failure to protect the confidential information of the customers of our subsidiaries against security breaches could damage the reputation and brand and substantially harm the business and results of operations.

A significant challenge to the industry is the secure storage of confidential information and its secure transmission over public networks. Maintaining complete security for the storage and transmission of confidential information on the technology platforms of our subsidiaries is essential to maintaining student or customer confidence.

Our subsidiaries have adopted security policies and measures to protect their proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that our subsidiaries use to protect confidential information. Our subsidiaries may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information. Such individuals or entities obtaining confidential or private information of the clients of our subsidiaries may further engage in various other illegal activities using such information. Any negative publicity regarding the websites’ safety or privacy protection mechanisms and policies, and any claims asserted against our subsidiaries or fines imposed upon them as a result of actual or perceived failures, could have a material and adverse effect on the public image, reputation, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet platforms have recently come under increased public scrutiny. Increased regulation by the PRC government of data privacy on the internet may occur and our subsidiaries may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how our subsidiaries store and process the data of the students and clients. Our subsidiaries generally comply with industry standards and are subject to the terms of their own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of the business and the manner in which our subsidiaries interact with their clients. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with the privacy policies or privacy-related legal obligations of our subsidiaries. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by our subsidiaries to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other student data, could cause the students to lose trust in our subsidiaries and could expose them to legal claims.

The business of our subsidiaries is subject to various evolving PRC laws and regulations regarding data privacy, cybersecurity and personal information protection. Failure of observing data privacy, cybersecurity and personal information protection concerns could subject us, our subsidiaries and to penalties, damage our or its reputation and brand, and harm the business and results of operations.

We face significant challenges with respect to cybersecurity and data privacy, including the storage, transmission, and sharing of confidential and private information of users, such as personal information, including names, user accounts, passwords, and payment or transaction-related information. Accordingly, we are subject to various regulatory requirements relating to cybersecurity and data privacy, including, but not limited to, the Cybersecurity Law of the PRC to ensure the confidentiality, integrity, availability, and authenticity of the information of the users, while providing relevant services.

Additionally, regulatory requirements on cybersecurity and data privacy in the PRC are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties concerning the scope of our responsibilities in this regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities and security regulations carried out within the territory of the PRC, however, such activities carried out outside the territory of the PRC that may affect national security will be subject to relative regulations, and the data processing activities that may affect national security shall be subject to a security review procedure. We are a Cayman Islands exempted company and the WOFE are Jisen Information, are considered foreign-invested enterprises. During the operation, we also need to collect, use, disclose, retain and secure data provided by the users. Any violation of the regulations of the Data Security Law of the PRC may face government enforcement actions and investigations, fines, penalties, suspension of the non-compliant operations, or removal of the application from the relevant application stores, among other sanctions, which could materially and adversely affect the business and results of operations. Furthermore, the Personal Information Protection Law of PRC was published on August 20, 2021 by the Standing Committee of the National People’s Congress and took effect on November 1, 2021, according to which processing outside the territory of PRC of personal information of natural persons within the territory of PRC for the purpose of providing products or services to such natural person shall be regulated, and the processing of personal information shall have a clear and reasonable purpose. When processing personal information, the related rules, purpose, method and scope shall be disclosed. Except for certain exceptional circumstances, a personal information processor shall only process and disclose the personal information of an individual with the consent of such individual.

Under the ever-changing legal system, we a follow the principle of damage prevention in accordance with existing laws and regulations, establish a complaint and reporting system for network information security, publish information on how to make complaints and reports, and receive and handle them in a timely manner; follow the principle of adequate notification, use personal information with the consent of the individual, and follow the principles of legality, legitimacy and necessity. We have adopted the principle of security management and taken technical and other necessary measures to ensure information security. To prevent the leakage, destruction or loss of personal electronic information of citizens collected in the course of business activities, remedial measures are taken in a timely manner when information leakage, destruction or loss occurs or is likely to occur. Moreover, in order to cope with the changing laws and regulations, we a have made adequate preparations as follows: (i) planning of information collection: we take inventory of the types of personal information collected, used and stored, the containers and carriers of personal information, the positions of personnel who access, process, analyze and use such personal information internally, and the information systems in which such personal information is stored; (ii) based on the results of information collection, we assess whether the current status of business operations and system operations meet the requirements of relevant laws and regulations; (iii) we will regularly implement background checks on personnel, security training, regular network security drills, and security testing and evaluation; (iv) continuous improvement: based on the changes in the business and management information, we have established a sustainable and complete framework for personal information protection to respond to changing laws and regulations.

Moreover, pursuant to the Cybersecurity Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to a cyber security review by the Cyberspace Administration of the PRC. In addition, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase Internet products and services that affect or may affect national security shall be subject to the cybersecurity review. On July 10, 2021, the Cyberspace Administration of China, or the CAC, published the Measures for Cybersecurity Review (Revised Draft for Comments), which further restated and expanded the applicable scope of the cybersecurity review. On December 28, 2021, the CAC and 12 other regulatory authorities jointly issued the Cybersecurity Review Measures, or the Review Measures, which took effect on February 15, 2022. The Review Measures provides, among others, that (i) the purchase of cyber products and services by critical information infrastructure operators, or the “CIIOs,” and the network platform operators, or Network Platform Operators, which engage in data processing activities that affect or may affect national security shall be subject to a cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. Such review would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, effective on September 1, 2022, which regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the CAC: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor that processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers are required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the CAC. As advised by our PRC legal counsel, we believe that we, our PRC subsidiaries are not required to apply for a cyber security review with CAC, since we listed our ordinary shares on the Nasdaq before the effective date of the Review Measures and the requirement of Article 7 of the Review Measures that “Network Platform Operators with personal information of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office” should not be applicable to us, our PRC subsidiaries; thus our PRC subsidiaries would not be required to apply for a cybersecurity review by the CAC. The Review Measures do not provide any explanation or interpretation of “overseas listing” or “affect or may affect national security,” and the Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. However, if the CAC or other regulatory agencies later promulgate new rules or explanations requiring that our PRC subsidiaries obtain their approvals for this offering and any follow-on offering, our PRC subsidiaries may be unable to obtain such approvals and may face sanctions by the CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. As of the date of this annual report, our PRC subsidiaries has not received any inquiry, notice, warning, or sanctions regarding offshore offerings from the CAC or any other PRC governmental authorities.

Our PRC subsidiaries collect, use, disclose, retain and secure data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We believe that our PRC subsidiaries have made best efforts to fully comply with the regulations published by the CAC and other PRC governmental authorities. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that our PRC subsidiaries use to protect confidential information. If our PRC subsidiaries are unable to protect the systems, and hence the information stored in the systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to liabilities to the owners of confidential information, or subject us and our PRC subsidiaries to fines and other penalties. In addition, complying with various laws and regulations could cause our PRC subsidiaries to incur substantial costs or require us and our PRC subsidiaries to change business practices, including the data practices, in a manner adverse to the business.

In addition, the exact scope of CIIOs under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether future regulatory changes would impose additional restrictions on companies like us and our PRC subsidiaries. We cannot predict the impact of the Revised Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of non-compliant operations, or removal of our application from the relevant application stores, among other sanctions, which could materially and adversely affect the business and results of operations.

If labor costs in the PRC increase substantially, the business and costs of operations may be adversely affected.

In recent years, the Chinese economy has experienced inflation and labor costs increase. Average wages are projected to continue to increase. Further, under PRC law, our PRC subsidiaries are required to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of their employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that the labor costs, including wages and employee benefits, will continue to increase. If our PRC subsidiaries are unable to control the labor costs or pass such increased labor costs on to the customers by increasing the price of the products and services, their financial condition and results of operations may be adversely affected.

Competition for the employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support the business.

As we continue to grow, we believe the business success depends on the efforts and talents of the employees, including software developers and financial personnel. The future success of us depends on the continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with the existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training the employees, which increases their value to competitors who may seek to recruit them. If we fail to retain the employees, we could incur significant expenses in hiring and training their replacements, and the quality of the services and ability to serve customers could diminish, resulting in a material adverse effect on the business.

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

From time to time, we may continue to evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt the business, adversely affect the financial results, be unsuccessful or fail to achieve the desired result.

In addition to the acquisition of Jisen Information in May 2021, in the future we may continue to evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance the existing business or develop new products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our services;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	regulatory risks; and

●	liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not make any acquisitions or consummate any alliances, or any future acquisitions or alliances may not be successful. Furthermore, we may not benefit from such business strategies, nor generate sufficient revenue to offset the associated costs or may otherwise not result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet the anticipated working capital requirements and capital expenditures in the ordinary course of business for at least the next 12 months, there is a risk that we may need additional cash resources in the future to fund the growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that the cash requirements of us or our subsidiaries exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on the assets if the operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	inability to obtain necessary additional financing if the debt security contains covenants restricting the ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on the flexibility in planning for and reacting to changes in the business and in the industries in which our subsidiaries operate.

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

The business is subject to risks related to lawsuits and other claims brought by the clients or business partners. If the outcomes of these proceedings are adverse to us or our subsidiaries, it could have a material adverse effect on the business, results of operations and financial condition.

We are subject to lawsuits and other claims in the ordinary course of business. We are currently not involved in any lawsuits with the customers. However, claims arising out of actual or alleged violations of law could be asserted against us by individuals, companies, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, consumer protection laws or regulations, intellectual property laws, environmental laws, and labor and employment laws. These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevails in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on the business and results of operations as well as the future growth and prospects.

Any failure to protect the proprietary intellectual property rights of our subsidiaries could impair the brand, negatively impact the business or both.

We currently own 2 software copyright registrations in the PRC. Wuxi Talent Home currently owns five software copyright registrations in the PRC. Jisen Information currently owns two software copyright registrations in the PRC. For more details, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” These intellectual property rights are key to the operations and business prospects.

The success and ability to compete also depend in part on protecting the proprietary intellectual property rights of our subsidiaries. Our subsidiaries rely on a combination of copyrights, trade secrets and other rights, as well as confidentiality procedures and contractual provisions to protect their proprietary technology, processes and other intellectual property. However, the steps they take to protect their intellectual property rights may be inadequate.

Third parties may seek to challenge, invalidate or circumvent our subsidiaries’ copyrights, trade secrets, and other rights or applications for any of the foregoing. In order to protect their intellectual property rights, our subsidiaries may be required to spend significant resources. Litigation brought to protect and enforce intellectual property rights could be costly, time-consuming and distracting to management. The failure to secure, protect and enforce our subsidiaries’ intellectual property rights could adversely affect the brand and impact the business.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm the business.

The competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to the industry we compete in. From time to time, a third-party provider may claim that we are infringing on their intellectual property rights. We may, however, be unaware of the intellectual property rights that others may claim over some or all of the applications, technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting the business or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if our subsidiaries were to prevail in such a dispute, any litigation regarding the intellectual property could be costly and time-consuming and divert the attention of our management from the business operations.

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

None of our PRC subsidiaries have any business insurance coverage.

Insurance companies in China currently do not offer an extensive array of insurance products as insurance companies in more developed economies do. Currently, none of our PRC subsidiaries have any business liability, disruption insurance or product liability insurance, except auto insurance, to cover its operations. Our subsidiaries have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for our subsidiaries to have such insurance. Any uninsured business disruptions may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on the results of operations and financial condition.

Our subsidiaries may have exposure to greater than anticipated tax liabilities.

Our subsidiaries are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where they have operations. The tax structure of our subsidiaries is subject to review by various local tax authorities. The determination of the provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe the estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect the financial results in the period or periods for which such determination is made.

We may be delayed in processing mail received at our registered office.

Mails addressed to us and received at its registered office will be forwarded unopened to the forwarding address supplied by the Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization that provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

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

Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we, our PRC subsidiaries would always be in full compliance with applicable laws and regulations, the violation of which may have an adverse effect on us or indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, the implementation of industry-wide regulations directly targeting our subsidiaries’ operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our businesses.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law of PRC, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow the business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the MOFCOM and other PRC governmental authorities, may delay or inhibit the ability to complete such transactions, which could affect the ability to expand the business or maintain the market share.

In addition, the Anti-Monopoly Law of the PRC requires that the anti-monopoly enforcement agencies and departments shall be notified in advance of any concentration of undertakings if certain thresholds are triggered. What’s more, the Anti-Monopoly Law is also undergoing its first major revision recently. On June 24, 2022, the 35th session of the Standing Committee of the 13th National People’s Congress of the People’s Republic of China adopted the Anti-Monopoly Law of the PRC, which became effective on August 1, 2022, providing the regulatory framework for the PRC anti-monopoly. In response to the abuse of market dominance in the field of the Internet platform economy, the Anti-Monopoly Law clearly stipulated that operators must not exploit any data or algorithms, technology, capital advantages, or platform rules or otherwise to engage in any monopolistic conduct prohibited by the Anti-Monopoly Law of the PRC. Utilizing data, algorithms, technology, platform rules and otherwise to set up obstacles to impose unreasonable restrictions on other operators by an operator with a dominant market position, shall be defined as an act of abusing the dominant market position.

As for the rapid development of the Internet platform economy in the PRC, relevant administrative and judicial agencies and departments published various opinions and guidelines to regulate certain activities involved. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulated that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review, and elaborated on the issues related to the platform economy, such as “price discrimination against existing customers enabled by big data” and “tying arrangements.” At the press conference of the Supreme People’s Court of the PRC held on April 22, 2021, the Vice President of the Intellectual Property Tribunal in the Supreme People’s Court of the PRC stated that the Supreme People’s Court of the PRC supported and supervised the administrative law-enforcement departments in performing their duties in accordance with the laws and regulations concerning anti-monopoly, and promoted the cooperation of the administrative law-enforcement departments and the judicial system to stop and crack down monopolistic activities in the Internet industry. On August 17, 2021, the State Administration for Market Regulation, or the SAMR, solicited opinions on the Regulations on Prohibition of Internet Unfair Competition Behaviors (Draft for Public Comments), under which some Internet unfair competition behaviors will face stricter and more detailed supervision. On May 6, 2024, SAMR published the Interim Provisions on Anti Internet Unfair Competition, which became effective on September 1, 2024. The Interim Provisions on Anti Internet Unfair Competition aims to further detailing the Anti-Unfair Competition Law and the E-Commerce Law by refining and clarifying the traffic light rules for Internet competition behaviors, and supplementing and improving e-commerce competition rules combined with practical needs. Given the complex and ever-changing nature of Internet competition behaviors, the Interim Provisions on Anti Internet Unfair Competition classifies and refines these behaviors, establishing clear standards for their identification.

In the future, we may grow the business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit the ability to complete such transactions. It is unclear whether the business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case the future acquisitions in the PRC, may be closely scrutinized or prohibited. The ability to expand the business or maintain or expand the market share through future acquisitions would as such be materially and adversely affected.

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any future offerings and certain events of the Company under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant CSRC and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations relating to the CSRC’s filing requirements, we are not required to file with CSRC in accordance with the New Overseas Listing Rules immediately, but shall carry out filing procedures as required if we conduct any overseas offerings or fall within other circumstances that require filing with the CSRC. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect such PRC entities’ liquidity and our ability to fund and expand the business.

We are a Cayman Islands exempted company with the operations being conducted by our PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of our initial public offering, we may make loans to the WOFE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to the WOFE. In particular, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. Pursuant to currently applicable PRC regulations, the statutory limit for the total amount of foreign debts of a foreign-invested company such as the WOFE is either the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company or twice of the net worth of the foreign-invested company.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise provided by law. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding the conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capital of an ordinary foreign-invested enterprise in the pilot areas, and such a foreign-invested enterprise is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such foreign-invested enterprises, subject to certain registration and settlement procedures as set forth in SAFE Circular 36. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which was last amended on March 23, 2023. However, SAFE Circular 19 continues to prohibit a foreign-invested enterprise from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its authorized business scope, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, SAFE further issued the Circular on Management of Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28 (2019), which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. On April 10, 2020, SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8 (2020), which simplifies the procedures of domestic payments with the use of registered capital, foreign debt and overseas listing by qualified enterprises. On December 31, 2020, the People’s Bank of China, together with the National Development and Reform Commission, Ministry of Commerce, State-owned Assets Supervision and Administration Commission of the State Council, China Banking and Insurance Regulatory Commission, and SAFE, jointly issued the Notice on Further Optimizing Cross-border RMB Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or PBOC Notice 330 (2020), which came into force on February 4, 2021. The PBOC Notice 330 (2020) aims to optimize the administration of cross-border RMB investment and financing by taking measures to relax the restrictions on the use of RMB income under certain capital accounts, facilitating reinvestment in China by foreign-invested enterprises, cancelling the relevant special account management requirements for foreign direct investment, optimizing the administration of overseas RMB borrowings of domestic enterprises and simplifying the administration of overseas RMB loans of domestic enterprises. However, the implementation of PBOC Notice 330 (2020) may still have regional differences, which depends on the domestic banks located in different provinces. The applicable foreign exchange circulars and rules may significantly limit the ability to use RMB converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by the WOFE, to invest in or acquire any other PRC companies through the WOFE, or to establish new consolidated VIEs in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to the WOFE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore financing and to capitalize or otherwise fund our PRC subsidiaries’ operations may be negatively affected, which could materially and adversely affect the WOFE’s or our PRC subsidiaries’ liquidity and the ability to fund and expand our business.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

Our former auditor, TPS Thayer, LLC and our current auditor HTL International, LLC, are headquartered in the U.S. and are subject to inspection by the PCAOB. They are not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to us and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and related regulations, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our PRC subsidiaries’ business. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in the operations and the value of our ordinary shares. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or if these applicable laws, regulations or interpretations change or are interpreted differently and our PRC subsidiaries is required by the CSRC, the CAC, or any other PRC regulatory authorities to obtain such approvals in the future, our shares may decline in value or become worthless if we can’t obtain such approvals. In any such event, these regulatory authorities may impose fines and penalties on the operations in China, limit the operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on the business, financial condition, the value of securities, as well as our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

From time to time, we may have to resort to administrative and court proceedings to enforce the legal rights of us or our PRC subsidiaries. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we or our PRC subsidiaries enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effects. As a result, we may not be aware of the violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect the business and impede the ability to continue the operations.

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

Businesses of our PRC subsidiaries may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business.

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

Our PRC subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for the business operations in China and any failure to comply with these requirements may materially adversely affect the business and results of operations. Our PRC subsidiaries, however, may be required to obtain additional licenses or expand the authorized business scope covered under the licenses it currently holds. If our PRC subsidiaries fail to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of its operations. If new laws and regulations are promulgated, additional licenses may be required for the business operations. If the business operations do not comply with these new regulations when they become effective, or if our PRC subsidiaries fail to obtain any licenses required under these new laws and regulations, our PRC subsidiaries could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in an Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, WOFE and Jisen Information hold and operate the app and website. Jisen Information owns the relevant domain names and software copyrights and has the necessary personnel to operate such website. Wuxi Talent Home also holds an ICP license and operates its website.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our PRC subsidiaries’ business. We cannot assure you that our PRC subsidiaries have obtained all the permits or licenses required for conducting business in China or will be able to maintain their existing licenses or obtain new ones.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

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

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018, and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As the interpretation and implementation of these laws and regulations are still evolving, our’s employment practices may not at all times be deemed in compliance with the new laws and regulations. If we or our PRC subsidiaries are subject to severe penalties or incurs significant liabilities in connection with labor disputes or investigations, the business and results of operations may be adversely affected.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and operations.

Currently, a lot of the business operations are conducted in China through our PRC subsidiaries and all of the sales are made in China. Accordingly, the business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. If the clients of our subsidiaries reduce their demand for their services due to the policies of the Chinese government, this could adversely impact the business, financial condition and operating results.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, the financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect the results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for the services of our subsidiaries and consequently have a material adverse effect on the business, financial condition and results of operations.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or the WOFE to liability or penalties, limit our ability to inject capital into the WOFE, limit the WOFE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us, the WOFE or our PRC subsidiaries.

On July 4, 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. The attachment of SAFE Circular 13 was last amended on December 30, 2019. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015. The SAFE Circular 13 simplifies procedures for some direct investment-related foreign exchange transactions and cancels annual check of foreign exchange for direct investment and replaces it with registration for accumulated equity in domestic and overseas direct investment. Moreover, a failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January 2008 and was last amended in December 2018, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules of the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analysed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

We are an exempted company incorporated in the Cayman Islands structured as a holding company. We may need dividends and other distributions on equity from the WOFE to satisfy our liquidity requirements. Current PRC regulations permit the WOFE to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the WOFE is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The WOFE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WOFE incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WOFE’s ability to pay dividends and other distributions to us. Any limitation on the ability of the WOFE to distribute dividends to us or to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to business operations, including the following:

●	variations in the revenue, earnings, cash flow and data related to our app user base or user engagement;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us, our subsidiaries or the competitors;

●	announcements of new services and expansions by us, our subsidiaries or the competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our subsidiaries, their services or the industries in which our subsidiaries operate;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. There have been instances of extreme stock or share price run-ups followed by rapid price declines and strong stock or share price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock or share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock or share-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

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

We expect that significant additional capital may be needed in the future to continue the planned operations, including developing and introducing new courses, conducting research and development activities and costs associated with operating a public company. Until such time, if ever, as we can generate substantial revenue through our business operations, we expect to finance the cash needs through any or a combination of securities offerings, debt financings, license and collaboration agreements and research grants. If we raise capital through securities offerings, such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ordinary shares.

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

If we raise additional funds through collaborations, strategic alliances or other arrangements with third parties, we may be required to relinquish valuable rights to the technologies, future revenue streams, or to agree to terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate product development or future commercialization efforts or grant rights to a third party to develop and market product candidates that would otherwise prefer to develop and market itself. Raising additional capital through any of these or other means could adversely affect the business and the holdings or rights of our shareholders, and may cause the market price of our ordinary shares to decline.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preference Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one vote and each Series A Preference Share is entitled to 50 votes. The Series A Preference Shares may be converted into Ordinary Shares by its holder at a ratio of one-for-one. Currently, our Chairman and Chief Executive Officer Mr. Bin Fu, beneficially owns all of the 1,000,000 issued and outstanding Series A Preference Shares. As a result of this dual-class share structure, the holder of our Series A Preference Shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holder of Series A Preference Shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Share. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Ordinary Shares may view as beneficial.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Because more than 50% of the voting power for the election of our directors are controlled by Mr. Bin Fu, our Chief Executive Officer and Chairman of the board of directors, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for, exemptions from several of Nasdaq’s corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

We currently do not intend to rely on the corporate governance exemptions available to “controlled companies”, however, we may choose to rely on such exemptions in the future. Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as Mr. Bin Fu controls more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

Mr. Bin Fu, our Chairman and CEO will have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Mr. Bin Fu, our Chief Executive Officer and chairman of the Board beneficially owns 76.2% of the voting power of our total issued and outstanding shares. As a result of his significant shareholding, Mr. Fu, has, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of voting power may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2025, we believe that we were not classified as a passive foreign investment company, for the taxable year ended March 31, 2025. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. In addition, the law is unclear, but we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company follows its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) requires that the Company to hold an annual general meeting no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following home country practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, and whilst the decisions of whose courts are of persuasive authority, they are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, while provisions do exist in Cayman Islands law for derivative actions to be brought in certain circumstances, shareholders of a Cayman Islands company may not have the standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

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

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws or any state and (2) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of the assets are located outside of the United States. All of the current operations are conducted in China. In addition, all of our current directors and executive officers are nationals or residents of China. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

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

Maples and Calder (Cayman) LLP, our counsel as to Cayman Islands law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. Furthermore, Maples and Calder (Cayman) LLP have advised us that, as of the date of this prospectus, no treaty or other form of reciprocity exists between the Cayman Islands governing the recognition and enforcement of judgments.

Maples and Calder (Cayman) LLP has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a foreign money judgment obtained from a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, our subsidiaries and the business may be adversely affected.

Item 4.	Information on the Company

4.A. History and Development of the Company

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, was incorporated on June 14, 2019 under the laws of Cayman Islands as an exempted company. Our wholly owned subsidiary, Easy Skills Technology Limited, is a limited liability company formed under the laws of Hong Kong. The wholly owned subsidiary of Easy Skills Technology Limited, Skillful Craftsman Network Technology (Wuxi) Co., Limited, or Craftsman Wuxi, is a limited liability company formed under the laws of the PRC. Craftsman Wuxi currently has a wholly owned subsidiary, Shenzhen Qianhai Jisen Information Technology Ltd., a limited liability company formed under the laws of the PRC, a 75% owned subsidiary Le First Skilland Pte. Ltd., a limited liability company incorporated under the laws of Singapore, Fujian Pingtan Ocean Fishery Corporation, a limited liability company incorporated under the laws of the PRC and a 3% minority owned subsidiary of Craftsman Wuxi, and Wuxi Talent Home Information Technology Co., Ltd, a limited liability company formed under the laws of the PRC a 3% minority owned subsidiary of Craftsman Wuxi.  Our wholly owned subsidiary, Giga Learning Inc., is a limited liability company incorporated under the laws of USA.

We began operations in China in 2013 and previously conducted most of our business through our variable interest entity, Wuxi Kingway Technology Co., Ltd. In 2013, Wuxi Kingway Technology Co., Ltd., or Wuxi Wangdao, was formed under the laws of the PRC to primarily engage in the business of online education and technology services. Due to restrictions imposed by PRC law on foreign ownership of companies engaged in the online value-added telecommunications business, we do not own any equity interest in the operations of Wuxi Wangdao. Instead, Skillful Craftsman relies on a series of VIE Agreements among Craftsman Wuxi, Wuxi Wangdao and Wuxi Wangdao’s nominee shareholders to consolidate the financial results of Wuxi Wangdao in the consolidated financial statements in accordance with U.S. GAAP. Skillful Craftsman relies on dividends and other distributions paid to it by Craftsman Wuxi, the WOFE, which in turn depends on the service fees paid to the WOFE from Wuxi Wangdao pursuant to the VIE Agreements. Wuxi Wangdao contributed 91%, 100% and 13% of our consolidated revenue for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. It contributed 82% of the consolidated assets and 92% of the consolidated liabilities as of March 31, 2023, 94% of the consolidated assets and 98% of the consolidated liabilities as of March 31, 2024, 0% of the consolidated assets and 0% of the consolidated liabilities as of March 31, 2025, due to the VIE termination on March 17, 2025, and Wuxi Wangdao has been deconsolidated thereafter. We do not have unfettered access to revenue of the WOFE and variable interest entity due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment.

On July 27, 2020, we closed our initial public offering of 3,000,000 ordinary shares, US$0.0002 par value per share, at an offering price of $5.00 per share, for a total of $15,000,000 in gross proceeds. After deducting the total expenses, we received net proceeds of approximately US$13.36 million from our initial public offering.

On May 25, 2021, Wuxi Wangdao acquired 100% equity interest in Jisen Information, an integrated financial education and service provider in China, for a total consideration of 2,900,000 newly issued ordinary shares of our company. The transaction was unanimously approved by our board of directors and closed in June 2021. On June 10, 2022, Wuxi Wangdao transferred 100% equity interest in Jisen Information to Craftsman Wuxi for a nominal consideration as a step of our internal re-organization.

On January 28, 2022, Wuxi Wangdao entered into an equity transfer agreement, or the Wuxi Talent Agreement to acquire 60% equity interest in Wuxi Talent Home Information Technology Co., Ltd., or Wuxi Talent Home, a flexible staffing platform, for a consideration consisting of RMB15 million (approximately US$2.37 million) in cash and 791,667 ordinary shares that are to be newly issued by Skillful Craftsman. On February 23, 2022, Craftsman Wuxi entered into a supplementary agreement with Wuxi Wangdao, Wuxi Talent Home and certain of its shareholders. Pursuant to the supplementary agreement, Craftsman Wuxi became the new transferee, replacing Wuxi Wangdao, to acquire 60% equity interest in Wuxi Talent Home under the Wuxi Talent Agreement. The transaction has been unanimously approved by our board of directors and closed in May 2022. On July 21, 2023, Skillful Craftsman Network Technology (Wuxi) Limited (“Craftsman Wuxi”), a wholly owned subsidiary of Skillful Craftsman Education Technology Limited (the “Company”), Wuxi Talent Home Information Technology Co., Ltd. (“Talent Home”) and certain shareholders of Talent Home (the “Shareholders”) entered into an Amendment Agreement (“Amendment Agreement”) to the Equity Transfer Agreement, which was originally entered by the parties on January 28, 2022 and supplemented by a Supplementary Agreement on February 23, 2022. Pursuant to the Amendment Agreement, parties agreed that: (i) the cash transfer price that has been paid by Craftsman Wuxi shall be used as investment in Talent Home for 35% of all equity interest of Talent Home; (ii) the Shareholders will not transfer any of their equity interest of Talent Home to Craftsman Wuxi; and (iii) all the ordinary shares issued by the Company to the Shareholders as a part of the purchase price stipulated in the original Equity Transfer Agreement shall be returned to the Company for cancellation which was completed by transfer agent of the Company on July 27, 2023.

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

Due to the decreased demand and changes in the market environment for online education services in China, the Company has made changes to its business development strategies and the business of VIE is no longer align with the new strategic plan of the Company. On March 14, 2025, the Company held an extraordinary general meeting (the “Meeting”). At the Meeting, the shareholders of the Company approved (i) the termination of the VIE (variable interest entity) Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement dated July 17, 2019 (“Termination of VIE Agreements”), (ii) the Termination Agreement for VIE Agreements, (the “Termination Agreement”); and (iii) the Equity Interest Pledge Release Agreement to release the pledged equity interest of the VIE upon the termination of VIE Agreements (the “Pledge Release Agreement”).

On March 17, 2025, the WOFE entered into a Termination Agreement for VIE Agreements (“Termination Agreement”) with the VIE, Xiaofeng Gao and Lugang Hua, who are the shareholders of the VIE to terminate the VIE Agreements. Upon the termination of the VIE Agreements, the Company and WOFE are no longer control the VIE and its subsidiaries and their business operations. The Company and WOFE are currently conducting their business primarily through Jisen Information.

On March 17, 2025, WOFE also entered into an Equity Interest Pledge Release Agreement with the VIE, Xiaofeng Gao and Lugang Hua to release the pledged equity interest of the VIE upon the termination of VIE Agreements. In addition, the WOFE and the VIE entered into a Loan Repayment Agreement on March 17, 2025, pursuant to which the VIE agreed to repay the loan of RMB10.7 million (approximately $1.45 million) to the WOFE by June 30, 2026. The parties agreed that RMB 5 million plus interest of RMB 535,000 shall be paid by June 30, 2025 and the remaining RMB 5.7 million plus interest of RMB285,000 shall be paid by June 30, 2026.

In November 2024, the Company established Giga Learning which is to seek potential market opportunities in educational technology in the United States as its wholly-owned subsidiary in the United States.

On April 2, 2025, the Board of Directors of the Company approved to move its principal executive offices from Floor 4, Building l, No. 3ll, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC 214000 to 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, PRC 518000 as the Company currently conducts its business primarily through Shenzhen Qianhai Jisen Information Technology Ltd., a wholly owned subsidiary of the Company, located in Shenzhen China. The Company’s main phone number is also changed to 86- 0755 26652763.

On July 2, 2025, the Company held an extraordinary general meeting of the Company. At the Meeting, the shareholders of the Company approved the authorized share capital of the Company be increased from US$100,200 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 1,000,000 preference shares of US$0.0002 par value each to US$101,000 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 5,000,000 preference shares of US$0.0002 par value each by the creation of an additional 4,000,000 preference shares of US$0.0002 par value each (the “Share Capital Increase”).

On July 2, 2025, the shareholders of the Company approved that 1,000,000 preference shares of par value US$0.0002 be designated and issued to Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share. The designation and grant were approved by the special committee of the Board of Directors of the Company (“Board”) at the Special Committee meeting held on May 23, 2025. The Series A Preference Shares were designated and authorized for allotment and issuance with the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

I.	Voting Right: At any general meeting of the Company, on a show of hands or poll, a holder of Series A Preference Shares present in person or by proxy, or if a corporation or other non-natural person by its duly authorised representative or proxy, shall have fifty (50) votes for every fully paid Series A Preference Share held by Such Member; and

II.	Conversion Rights: A Series A Preference Share is convertible into one (1) ordinary share of the Company, par value US$0.0002 per share (“Ordinary Share”) at any time at the written option of the holder thereof. The right to convert shall be exercisable by a holder of Series A Preference Shares by delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preference Shares into Ordinary Shares. In no event shall: (a) Ordinary Shares be convertible into Series A Preference Shares; and (b) any Series A Preference Share convert into Ordinary Shares at a ratio that is less than one-for-one; and

III.	Transfer: Upon any sale, transfer, assignment or disposition of any Series A Preference Share by the registered holder thereof to any person who is not an Affiliate of such registered holder, or upon a change of control of any Series A Preference Share to any person who is not an Affiliate of the registered holder of such Series A Preference Share, as determined by the Board, such Series A Preference Share shall be automatically and immediately converted into one Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, mortgage, charge, encumbrance or other third party right of whatever description on any Series A Preference Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, mortgage, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series A Preference Shares, in which case all the relevant Series A Preference Shares shall be automatically converted into the same number of Ordinary Shares; and

IV.	Conversion: References herein to “converted” or “conversion” shall mean the compulsory repurchase without notice of Series A Preference Shares of any Member and, on behalf of such Member, automatic application of such repurchase proceeds in paying for such new Ordinary Shares into which the Series A Preference Shares have been converted at a price per Series A Preference Share necessary to give effect to a conversion calculated on the basis that the Ordinary Shares to be issued as part of the conversion will be issued at par. The Ordinary Shares to be issued on a conversion shall be registered in the name of such Member or in such name as the Member may direct.

V.	Other rights: All other rights of the Series A Preference Shares will be the same as the Ordinary Shares as set out in the Articles and any other preference shares authorized by the Company.

On July 15, 2025, the Company announced the change and migration of its domain from www.kingwayedu.cn to www.edtk.ai. This change aligns with the Company’s strategic pivot from online training towards educational technology innovation and artificial intelligence training, reinforcing its commitment to becoming an AI technology provider in the education industry.

4.B. Business Overview

All of the business operations are conducted in China through our PRC subsidiaries.

Wuxi Wangdao (the “VIE”), was a provider of online education and technology services in China. While the education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, Wuxi Wangdao focused on vocational education since its inception in 2013 and provided vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction. The VIE’s online education services comprised two aspects: online vocational training and virtual simulation experimental training. Students who sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers. It also provided technology services, including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC.

Due to the decreased demand and changes in the market environment for online education services in China, the Company has been transitioning from online education services to educational technology innovation, artificial intelligence skills training, and the digital transformation of educational institutions since the end of 2024. The WOFE’s wholly owned subsidiary, Jisen Information, conducts most of the new business for the Company in China and recently launched its communication enrichment app ‘Sesame Chat’ on iOS platforms in China. The app employs proprietary AI technology to analyze communication contexts and relationship dynamics.

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

Our revenue was $11.3 million in the fiscal year 2023 and $1.99 million in the fiscal year 2024 and $1.02 million in the fiscal year 2025. The discontinued operation, former VIE, contributed to 91%, 100% and 13% of our consolidated revenue for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. Revenue from the online education services provided by the VIE accounted for 93.6%, 98.8%, and 11.9%, respectively, of the revenue for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025. Revenue from technology services provided by the VIE, and together with revenue from services provided by Jisen Information accounts for the balance for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025.

Our Services

Educational Technology Consulting Services & Educational Institution Digital Transformation

EDTK offers end-to-end educational technology consulting services tailored to both academic institutions and corporate training organizations. Our services include strategic digital transformation planning, AI-integrated pedagogy design, infrastructure roadmap development, and faculty upskilling programs. Leveraging data-driven assessments and scalable frameworks, we help clients transition toward intelligent, sustainable education models. For the fiscal years ended March 31, 2025, revenue generated from technology services was $ 795,209.38.

Educational Institution Digital Transformation

EDTK provides modular SaaS solutions for educational institutions, including Learning Management Systems (LMS), AI-powered content generation tools, academic administration platforms, and real-time student analytics dashboards. These integrated systems are designed to enhance operational efficiency, support hybrid teaching environments, and accelerate the development of intelligent learning ecosystems. For the fiscal year ended March 31, 2025, revenue generated from digital transformation platform services totaled $138,297.28.

Educational AI Products Operation

EDTK’s educational AI product focuses on communication skills enhancement through proprietary EQ-driven large language models (EQ-LLMs). Products such as communication assistants support users in improving interpersonal interactions in both personal and workplace contexts. Commercialization is driven through direct-to-consumer subscription models and enterprise licensing to corporate learning platforms. Our first product series, launched under the brand “Sesame Chat” or “Zhima Goutong” in Chinese, is currently operating in the Mainland China market.

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

Technology; Research & Development

EDTK is a technology-driven education company committed to transforming how institutions and individuals engage with learning, communication, and organizational development. Our technology infrastructure supports three primary business lines.

We provide structured, data-informed consulting methodologies for education institutions undergoing digital transformation. Our proprietary tools include Matrix (for simulation and planning), and a modular consulting workflow engine. These are supported by an internal knowledge base of institutional transformation cases, enabling us to deliver efficient, scenario-adapted recommendations.

We have developed a suite of modular SaaS platforms tailored for educational ecosystems, including Learning Management Systems (LMS), academic administration systems, intelligent scheduling engines, and student progress dashboards. These platforms are built on a microservice architecture and support both hybrid and fully digital teaching models.

Our proprietary CSL products leverage vertical large language models (LLMs) fine-tuned for emotional understanding, dialogue structure modeling, and expression optimization. Assistant products in the CSL series offer tailored expression recommendations for personal, professional, and social communication scenarios. It is powered by multi-turn reasoning chains, tone-matching engines, and real-time feedback modules, with applications across both C-end users and B-end enterprise learning contexts.

Key areas of our R&D focus include:

AI-Enhanced Consulting Tools: Development of a digital consulting assistant powered by LLMs to streamline diagnostic, planning, and reporting workflows in education transformation projects.

Scenario-Based Learning Algorithms: Optimization of learner path recommendations, risk detection, and micro-learning interventions based on behavioral analytics drawn from platform usage.

Global Platform Adaptation: Internationalization of our CSL products to support multilingual deployments, localized compliance, and regional pedagogical variations, particularly in Southeast Asia and North America.

Marketing

We develop our customers and clients primarily through referrals from industry professionals and existing clients. And we also expand our institutional client base by participating in third-party organized professional conferences and seminars within the education technology sector.

Intellectual Property

The intellectual property rights of our subsidiaries distinguish their services from those of the competitors and contribute to their ability to compete in the target markets. These entities rely on a combination of copyright law, trade secret protection and employment and confidentiality agreements with executive officers and most other employees, to protect their intellectual property rights. The employment agreements with the executive officers contain confidentiality and non-disclosure clauses that impose confidentiality obligations on the executive officers at all times during and after their employment. Furthermore, the executive officers acknowledge, pursuant to the employment agreements, that copyrightable works prepared by them within the scope of and during the period of their employment are “works for hire” and that the employer will be considered the author thereof. In addition, certain key employees are required to enter into separate confidentiality agreements under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment, pursuant to job assignments or using employer’s materials and technology, or during the one year after their employment that relates to their employment, are the employer’s property and they should assign the same to the employer if the employer so requires. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

The VIE has registered 45 software copyrights in relation to their platforms with the National Copyright Administration of the PRC, which it has licensed the Company to use for free as a part of the VIE Termination Agreements. Wuxi Talent Home has registered five copyrights, five trademarks and one domain name, rczj.cn, in the PRC. Jisen Information has registered two copyrights, and one domain name, zhima.chat, and one mobile internet application in the PRC. Giga Learning Inc. has registered one domain name, gigalearning.ai. Skillful Craftsman Education Technology Limited has registered two domain names, edtk.ai, in, and sesame.guide.

Seasonality

Given the constant demands for education related services throughout the year, the current operations have not demonstrated seasonality.

Competition

The education related services market in China is fragmented, rapidly evolving and highly competitive. Our subsidiaries face competition for customers and users from existing large providers of educational services, as well as smaller regional educational services providers in China. They may also face competition from providers that offer specialized programs targeting certain markets such as IT and accounting. In the future, they may also face competition from new entrants into the Chinese educational service market.

We believe that the principal competitive factors in the markets include the following:

●	scope and quality of our offerings and services;

●	ability to independently operate the app that integrates a wide range of services;

●	Experienced technology and business team for new program development in innovative AI communication and the empowerment of AI and digital technology in education.

We believe our subsidiaries are well-positioned to effectively compete in markets in which they respectively operate on the basis of the innovative educational service, broad scope of service offerings, expertise in training and experienced management team. However, some of their current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than they do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Industry”.

Insurance and Social Security Matters

Neither we nor our subsidiaries maintain any liability insurance or property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, they do not maintain business interruption insurance, nor do they maintain key-man life insurance. Our subsidiaries participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.

Legal Proceedings

We currently are not a party to, and is not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, is likely to have a material and adverse effect on the business, financial condition or results of operations. From time to time, we or our subsidiaries may become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of the business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us or our subsidiaries because of defence and settlement costs, diversion of management attention and other factors.

Regulations

This section sets forth a summary of the most significant laws, rules and regulations that affect the business and operations of our subsidiaries.

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

The VIE engaged in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Negative List. To comply with the relevant laws and regulations, Wuxi Wangdao/the VIE has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until February 19, 2029.

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

Regulations on Foreign Investment

The Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2024 version) (“the Negative List”)

On September 6, 2024, the National Development and Reform Commission (“NDRC”) and the MOFCOM promulgated  the Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2024 version) (“the Negative List”), which became effective on November 1, 2024. If the investment falls within the “encouraged” category, such foreign investment will be entitled to certain preferential treatment and benefits extended by the government. If the investment falls within the “restricted” category, such foreign investment will be permitted to the extent that it satisfies certain restrictions under the PRC laws. If the investment falls within the “prohibited” category, such foreign investment will be prohibited. If the investment falls within an industry not included in the Negative List, such foreign investment will be allowed, unless it is specifically prohibited or restricted by other PRC laws and regulations. Foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communication, storage and forwarding, call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements (no more than 50%) and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approvals from the MOFCOM and the MIIT for the incorporation of the joint ventures and the business operations.

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

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to a negative list management system. The Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2024 Version) was promulgated jointly by the NDRC and the MOFCOM on September 6, 2024, and became effective on November 1, 2024. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access to foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000, amended on January 8, 2011 and December 6, 2024, which came into effect on January 20, 2025, sets out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities.

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

Regulations on Data Security

On June 10, 2021, SCNPC published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Core data, i.e., data concerning national security, the lifelines of the national economy, important aspects of people’s lives, and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC governmental authorities.

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

On September 24, 2024, the State Council published the Regulations on Network Data Security Regulations, which took effect on January 1, 2025. The Network Data Security Regulations provides that network data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing network data, and the network data processors engaging in data processing activities that affect or may affect national security shall be subject to the national security review in accordance with relevant laws and regulations. If the important data collected and generated by network data processors during operations within the territory of the PRC really needs to be provided overseas, they shall be subject to the data export security assessment organized by CAC and other relevant administrative department. Additionally, the Network Data Security Regulations emphasize the obligations of important data processors, while the important data refers to data in specific fields, specific groups, specific regions or reaching a certain accuracy and scale, which may directly endanger national security, economic operation, social stability, public health and security once being tampered with, destroyed, leaked or illegally obtained or used illegally, and clarify the definition and obligations of “large-scale network platform” service providers, with the “large-scale network platform” referring to a network platform with more than 50 million registered users or more than 10 million monthly active users, complex business types, and network data processing activities having a significant impact on national security, economic operation, national welfare and people’s livelihood, etc.

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

Regulations on Intellectual Property

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020, and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of the copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

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

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being, while the RMB funds obtained from discretionary settlement under the capital account shall be included in the account pending for foreign exchange settlement and payment. The WOFE may only use the RMB funds obtained from foreign exchange settlement for expenditures under the current account within the business scope or the expenditure under the capital account permitted by laws and regulations. In addition, the WOFE are required to comply with the following provisions in using their foreign exchange receipts under the capital account and RMB funds obtained from foreign exchange settlement: (1) such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments than banks’ principal-secured products; (3) such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) such receipts and funds shall not be used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope of such agreement and the contractual agreement shall not conflict with this Circular 16.

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

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits. According to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. We will need to file the loans with SAFE in its information system in the event that Notice No. 9 Mechanism applies.

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

The SAFE Notice Circular No. 13 has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of seeking offshore investment or making offshore financing.

Under relevant rules, a failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

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

The Value-added Tax Law of the PRC (the “VAT Law”) has been promulgated by the SCNPC on December 25, 2024, and will become effective on January 1, 2026. The VAT Law mainly makes the following changes: (i) the legislative level upgrades from administrative regulations to national law to enhance stability and authority; (ii) clarify the scope of taxable transactions, in which the use of self-produced goods for collective welfare and the free transfer of financial products are regarded as taxable transactions, while the free provision of services, employee salary services, administrative and institutional fees, deposit interest income, etc. are clearly not taxable transactions; (iii) specify the taxpayer standards and classification, among which the small-scale taxpayers gains less than 5 million RMB annual taxable sales, and those who meet the conditions can choose to become general taxpayers; (iv) clarify the specific scope of zero tax rate for cross-border sales of services and intangible assets by domestic units and individuals; (v) enhance the management of input tax management, in which the catering services, daily services for residents and entertainment services purchased and directly used for consumption is not deductible; (vi) optimize the list of tax incentives to support small and micro enterprises and key industries. Although the above mentioned changes are made in the VAT Law, the VAT rate will stay still, and further detailed supporting regulations are yet to be introduced.

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

On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. On April 21, 2021, the Standing Committee of the National People’s Congress released the 2021 Legislative Work Plan, in which the Law Proposal for Initial Deliberation included the draft revision of the Anti-Monopoly Law. On October 23, 2021, the 31st Meeting of the 13th Standing Committee of the National People’s Congress reviewed the Draft Amendment of the Anti-Monopoly Law of the PRC (the “Draft Amendment of Anti-Monopoly Law”) and solicited opinions from the public. In response to the abuse of market dominance in the field of Internet platform economy, the Draft Amendment of Anti-Monopoly Law clearly stipulated that operators must not abuse data and algorithms, technology, capital advantages, and platform rules to exclude or restrict competition. Utilizing data, algorithms, technology, and platform rules to set up obstacles to impose unreasonable restrictions on other operators by an operator with a dominant market position, shall be defined as an act of abusing the dominant market position. On June 24, 2022, the 35th session of the Standing Committee of the 13th National People’s Congress of the People’s Republic of China adopted the Anti-Monopoly Law of the PRC, which became effective on August 1, 2022, providing the regulatory framework for the PRC anti-monopoly. In response to the abuse of market dominance in the field of the Internet platform economy, the Anti-Monopoly Law clearly stipulated that operators must not exploit any data or algorithms, technology, capital advantages, or platform rules or otherwise to engage in any monopolistic conduct prohibited by the Anti-Monopoly Law of the PRC. Utilizing data, algorithms, technology, platform rules and otherwise to set up obstacles to impose unreasonable restrictions on other operators by an operator with a dominant market position, shall be defined as an act of abusing the dominant market position.

As for the rapid development of the Internet platform economy in the PRC, relevant administrative and judicial agencies and departments published various opinions and guidelines to regulate certain activities involved. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulated that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review, and elaborated on the issues related to the platform economy, such as “price discrimination against existing customers enabled by big data” and “tying arrangements”. At the press conference of the Supreme People’s Court of PRC held on April 22, 2021, the Vice President of Intellectual Property Tribunal in the Supreme People’s Court of PRC stated that the Supreme People’s Court of PRC supported and supervised the administrative law-enforcement departments in performing their duties in accordance with the laws and regulations concerning anti-monopoly, and promotes the cooperation of the administrative law-enforcement departments and the judicial system to stop and crack down monopolistic activities in the Internet industry. On August 17, 2021, the State Administration for Market Regulation solicited opinions on the Regulations on Prohibition of Internet Unfair Competition Behaviors (Draft for Public Comments), under which some Internet unfair competition behaviors will face stricter and more detailed supervision. On May 6, 2024, SAMR published the Interim Provisions on Anti Internet Unfair Competition, which became effective on September 1, 2024. The Interim Provisions on Anti Internet Unfair Competition aims to further detailing the Anti-Unfair Competition Law and the E-Commerce Law by refining and clarifying the traffic light rules for Internet competition behaviors, and supplementing and improving e-commerce competition rules combined with practical needs. Given the complex and ever-changing nature of Internet competition behaviors, the Interim Provisions on Anti Internet Unfair Competition classifies and refines these behaviors, establishing clear standards for their identification.

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

Due to PRC legal restrictions on foreign ownership in internet-based businesses, including online education services, neither we nor our subsidiaries own any equity interest in the VIE, Wuxi Wangdao. Instead, Skillful Craftsman relied on the VIE Agreements dated July 17, 2019 by and among the WOFE, the VIE, the VIE’s shareholders to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of the VIE Agreements, Skillful Craftsman was considered the primary beneficiary of the VIE for accounting purposes and was able to consolidate the financial results of the VIE in the consolidated financial statements in accordance with U.S. GAAP.

Each of the VIE Agreements is described in detail below:

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

Letters of Consent

Pursuant to the Letters of Consent signed by the spouse of each of Xiaofeng Gao and Lugang Hua on July 17, 2019, the spouses of Xiaofeng Gao and Lugang Hua irrevocably agreed to the VIE Agreements signed by Xiaofeng Gao and Lugang Hua, and the dispose of the shares of Wuxi Wangdao which are held by Xiaofeng Gao and Lugang Hua and registered under their names in accordance with the VIE Agreements; (ii) Xiaofeng Gao and Lugang Hua’s spouses admit that they do not have any interest in the equity of Wuxi Wangdao and promise that they will not make any claim towards the equity of Wuxi Wangdao; and (iii) if the spouse(s) of Xiaofeng Gao and/or LuGang Hua obtains any equity of Wuxi Wangdao for any reason, they shall be bound by the VIE agreements and shall abide by the obligations that they undertake as the shareholders of Wuxi Wangdao under agreements.

Termination of VIE Agreements

Due to the decreased demand and changes in the market environment for online education services in China, the Company has made changes to its business development strategies and the business of VIE is no longer align with the new strategic plan of the Company. On March 14, 2025, the Company held an extraordinary general meeting (the “Meeting”). At the Meeting, the shareholders of the Company approved (i) the termination of the VIE (variable interest entity) Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement dated July 17, 2019 (“Termination of VIE Agreements”), (ii) the Termination Agreement for VIE Agreements, (the “Termination Agreement”); and (iii) the Equity Interest Pledge Release Agreement to release the pledged equity interest of the VIE upon the termination of VIE Agreements (the “Pledge Release Agreement”).

On March 17, 2025, the WOFE entered into a Termination Agreement for VIE Agreements (“Termination Agreement”) with the VIE, Xiaofeng Gao and Lugang Hua, who are the shareholders of the VIE to terminate the VIE Agreements. Upon the termination of the VIE Agreements, the Company and WOFE are no longer control the VIE and its subsidiaries and their business operations. The Company and WOFE are currently conducting their business primarily through Shenzhen Qianhai Jisen Information.

On March 17, 2025, WOFE also entered into an Equity Interest Pledge Release Agreement with the VIE, Xiaofeng Gao and Lugang Hua to release the pledged equity interest of the VIE upon the termination of VIE Agreements. In addition, the WOFE and the VIE entered into a Loan Repayment Agreement on March 17, 2025, pursuant to which the VIE agreed to repay the loan of RMB10.7 million (approximately $1.45 million) to the WOFE by June 30, 2026. The parties agreed that RMB 5 million plus interest of RMB 535,000 shall be paid by June 30, 2025 and the remaining RMB 5.7 million plus interest of RMB285,000 shall be paid by June 30, 2026.

4.D. Property, Plants and Equipment

Our principal executive offices are located at 7th Floor, West Lobby, Building 7B, Shenzhen Bay ECO-Technology Park, Nanshan District, Shenzhen, Guangdong Province, PRC. This office currently accommodates our management headquarters, research and development and general and administrative activities. Jisen Information rented this facility from an unaffiliated third party for an annual rent of RMB 780,000 (approximately $ 107,871.88). We believe that the facilities currently leased are adequate to meet the needs for the foreseeable future, and we believe that and our subsidiaries will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate their future expansion plans.

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

5.A. Operating Results

Business Overview

All of the business operations are conducted in China through our PRC subsidiaries.

Wuxi Wangdao (the “VIE”), was a provider of online education and technology services in China. While the education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, Wuxi Wangdao focused on vocational education since its inception in 2013 and provided vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction. The VIE’s online education services comprised two aspects: online vocational training and virtual simulation experimental training. Students who sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers. It also provided technology services, including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC.

Due to the decreased demand and changes in the market environment for online education services in China, the Company has been transitioning from online education services to educational technology innovation, artificial intelligence skills training, and the digital transformation of educational institutions since the end of 2024. The WOFE’s wholly owned subsidiary, Jisen Information, conducts most of the new business for the Company in China and recently launched its communication enrichment app ‘Sesame Chat’ on iOS platforms in China. The app employs proprietary AI technology to analyze communication contexts and relationship dynamics.

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

Our revenue was $1.02 million in the fiscal year 2025, $1.99 million in the fiscal year 2024 and $11.3 million in the fiscal year 2023. Revenue from the online education services provided by the VIE accounted for 11.8%, 98.8%, and 93.6%, respectively, of the revenue for the fiscal years ended March 31, 2025, March 31, 2024 and March 31, 2023. Revenue from technology services provided by Jisen Information and our other subsidiaries accounts for the rest of the revenue for the fiscal years ended March 31, 2025, March 31, 2024 and March 31, 2023.

EDTK is a technology-driven education company committed to transforming how institutions and individuals engage with learning, communication, and organizational development. Our technology infrastructure supports three primary business lines:

Educational Technology Consulting Services & Educational Institution Digital Transformation

We provide structured, data-informed consulting methodologies for education institutions undergoing digital transformation. Our proprietary tools include Matrix (for simulation and planning), and a modular consulting workflow engine. These are supported by an internal knowledge base of institutional transformation cases, enabling us to deliver efficient, scenario-adapted recommendations.

Digital Transformation Services for Educational Institutions

We have developed a suite of modular SaaS platforms tailored for educational ecosystems, including Learning Management Systems (LMS), academic administration systems, intelligent scheduling engines, and student progress dashboards. These platforms are built on a microservice architecture and support both hybrid and fully digital teaching models.

AI-Powered Communication Skill Learning Systems

Our proprietary CSL products leverage vertical large language models (LLMs) fine-tuned for emotional understanding, dialogue structure modeling, and expression optimization. Assistant products in the CSL series offer tailored expression recommendations for personal, professional, and social communication scenarios. It is powered by multi-turn reasoning chains, tone-matching engines, and real-time feedback modules, with applications across both C-end users and B-end enterprise learning contexts.

Key areas of our R&D focus include:

AI-Enhanced Consulting Tools: Development of a digital consulting assistant powered by LLMs to streamline diagnostic, planning, and reporting workflows in education transformation projects.

Scenario-Based Learning Algorithms: Optimization of learner path recommendations, risk detection, and micro-learning interventions based on behavioral analytics drawn from platform usage.

Global Platform Adaptation: Internationalization of our CSL products to support multilingual deployments, localized compliance, and regional pedagogical variations, particularly in Southeast Asia and North America.

General Factors Affecting Our Results of Operation

Our results of operations and financial condition are affected by the general factors driving China’s educational service industry. The businesses of our PRC subsidiaries have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on education. These businesses have also benefited from the increasing internet penetration in China.

At the same time, our results are subject to changes in the regulatory regime governing China’s internet and education industry. The PRC government regulates various aspects of apps, online education services, including the qualification, licensing or filing requirements for entities that provide such services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Businesses of our PRC subsidiaries may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or the WOFE to liability or penalties, limit our ability to inject capital into WOFE, limit the WOFE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us, the WOFE or our PRC subsidiaries.”

In particular, the businesses of our PRC subsidiaries have benefited and expect to continue to benefit from the following recent trends in the China educational services market:

The rise of AI is fundamental reshaping the edu-tech industry

AI has become the primary catalyst for its evolution from simple digitization to intelligent transformation in the education industry. AI’s most significant contribution is enabling true personalized learning. By analyzing individual student performance, learning pace, and interaction patterns, AI-driven systems can create adaptive learning paths, delivering customized content that targets specific knowledge gaps. This moves beyond the one-size-fits-all model, effectively providing each student with a dedicated digital tutor.

Furthermore, AI is empowering educators, not replacing them. It automates time-consuming tasks like grading objective assignments, analyzing class-wide performance data, and managing administrative work. This frees teachers to concentrate on higher-value activities such as mentorship, fostering critical thinking, and providing personalized student support.

AI also enhances student engagement by creating interactive and immersive learning experiences. AI tutors and chatbots offer 24/7 assistance, while AI-powered simulations provide safe, hands-on practice for complex subjects. By making expert-level instruction scalable and affordable, AI promotes educational equity, breaking down geographical and economic barriers to quality resources.

In essence, AI is the core engine driving the educational-tech sector toward a more efficient, personalized, and accessible future, profoundly changing the landscape of how we teach and learn.

Results of Operations

Year Ended March 31, 2025 as Compared to Year Ended March 31, 2024

	For the Year Ended March 31,		Change
	2025	2024	Amount
	US$	US$	US$	%
Revenue	1,024,305	1,999,056	(974,751)	(49)
Cost of revenue	(1,592,217)	(1,829,669)	237,452	(13)
Gross profit	(567,912)	169,387	(737,299)	(435)
Operating expenses
Sales and marketing expenses	(207,654)	(242,447)	34,793	(14)
General and administrative expenses	(2,257,645)	(1,943,744)	(313,901)	16
Total operating expense	(2,465,299)	(2,186,191)	(279,108)	13
Other income (expenses)
Interest income	36,848	72,555	(35,707)	(49)
Interest expense	(769,640)	(794,352)	24,712	(3)
Investment income/(loss), net	(1,896,804)	1,699,870	(3,596,674)	(212)
Foreign currency exchange loss	(42,824)	(115,247)	72,423	(63)
Government grant	661	1,395	(734)	(53)
Impairment loss	(1,819,678)	(4,334,717)	2,515,039	(58)
Other income (expenses), net	(3,756)	737,881	(741,637)	(101)
Income (Loss) before tax	(7,528,404)	(4,749,419)	(2,778,985)	59
Income tax expense	(53,048)	27,273	(80,321)	(295)
Net profit (Loss)	(7,581,452)	(4,722,146)	(2,859,306)	61

Revenue

Revenue decreased by 49% from $1.99 million for the fiscal year 2024 to $1.02 million for the fiscal year 2025. The decrease in revenue was primarily due to a 94% decrease in revenue generated from online education services from $1.99 million for the fiscal year 2024 to $0.12 million for the fiscal year 2025. The decrease in the revenue from the online education services was primarily due to a decrease in online VIP membership revenue from $1.6 million in the fiscal year 2024 to $0.12 million in the fiscal year 2025, as a result of the intensified competition and free courses provided in the vocational education market in China. In the fiscal year 2024 and 2025, certain competitors continued to provide free access to and courses on their online education platforms which started during the COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services.

Cost of Revenue

Cost of revenue decreased from $1.8 million in the fiscal year 2024 to $ 1.6 million in the fiscal year 2025, representing a decrease of $ 0.2 million, or 13%. The decrease of cost of revenue was mainly caused by decrease in website maintenance fee and virtual simulation fee for $0.2 million.

Operating Expenses

Operating expenses increased from $2.1 million for the fiscal year ended March 31, 2024 to $2.4 million for the fiscal year ended March 31, 2025, representing an increase of $0.3 million, or 13%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses decreased from $0.24 million for the fiscal year ended March 31, 2024 to $0.21 million for the fiscal year ended March 31, 2023. The decrease was mainly because a $0.03 million decrease of the promotion fee.

General and administrative expenses increased by 16% to $ 2.3 million for the fiscal year 2025 from $1.9 million for the fiscal year 2024. The increase was mainly due to the transition to new business from VIE’s online education courses, that the Company increased the certain employees’ salary and bonus.

Investment Income, Net

Net investment income decreased from an income of $1.7 million for the fiscal year 2024 to a loss of $1.9 million for the fiscal year 2025, representing a decrease of $3.6 million, or 212%. The decrease was primarily the Company assessed the investments in Fujian Pingtan Ocean Fishery Corporation in the course of VIE termination as discontinued operation, and recognized loss of $3.5 million on the investment based on the fair value result according to the valuation report.

Other Income

Net other expense was $3.7 thousand for the fiscal year ended March 31, 2025, compared with net other income of $0.7 million for the fiscal year ended March 31, 2024, and a sharp decrease due to the cancelation payment of bonus liability in FY2024.

Income (Loss) Before Tax

Loss before tax was $7.5 million for the fiscal year 2025, compared with loss before tax of $4.7 million for the fiscal year 2024.

Net Profit (Loss)

As a result of the foregoing, we had a net loss of $ 7.5 million for the fiscal year 2025, representing a change of $ 2.8 million from a net loss of $4.7 million for the fiscal year 2024.

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

5.B. Liquidity and Capital Resources

As of March 31, 2025, March 31, 2024 and March 31, 2023, we had cash and cash equivalents of $1.2 million, $17.8 million and $21.0 million, respectively. To date, we have financed the our subsidiaries and VIE’s operations primarily through net cash flow from operations and the net proceeds from our initial public offering and convertible bonds.

The operations are primarily conducted by Wuxi Wangdao in the fiscal years of 2023 and 2024 and by our PRC subsidiaries in the fiscal year of 2025. Most of our cash balances are located in the PRC and the rest are located in the U.S. under Skillful Craftsman, the holding company. Our access to cash balances or future earnings through our contractual arrangements with VIE, the WOFE and VIE’s shareholders and our subsidiaries in China.

In addition to limitations of the contractual arrangements, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds may not be available to fund operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or VIE’s ability to transfer cash. Under our current corporate structure, we rely on dividend payments from the WOFE to fund any cash and financing requirements we may have. Current PRC regulations permit the WOFE to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its respective registered capital. The WOFE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. Furthermore, if the WOFE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WOFE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or may restrict our ability to satisfy our liquidity requirements.

Additionally, our subsidiaries in China receives substantially all of the revenue in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by the WOFE in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registrations with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WOFE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

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

In assessing our liquidity, we monitor and analyze our cash on hand, the ability to generate sufficient revenue sources in the future and the operating and capital expenditure commitments. For the years ended March 31, 2025 and 2024, the operating activities generated negative cash flows, due to the continuous decrease in the number of fee-paying members of the former VIE.

We believe that our current levels of cash and cash flow from operations will be sufficient to meet the anticipated cash needs for the operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of the strategies to expand the business, or other investments or acquisitions we may decide to pursue. If our financial resources are insufficient to satisfy the capital requirements, we may seek additional equity or debt financing or obtain credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict the operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit the ability to expand the business operations and could harm the overall business prospects.

Statement of Cash Flows

Year Ended March 31, 2025 as Compared to Year Ended March 31, 2024

	For the Year Ended March 31,
	2025	2024
	US$	US$
Net cash used in operating activities	(831,606)	(2,660,100)
Net cash (used in)/generated from investing activities	—	4,788
Net cash generated from financing activities	600,000	—
Effects of exchange rate changes on cash	704,002	(510,483)
Net cash inflow/(outflow)	472,396	(3,165,795)

Net Cash Generated from Operating Activities

	For the Year Ended March 31,
	2025	2024
	US$	US$
Net cash used in operating activities	(831,606)	(2,660,100)
Cash received of membership fees	—	798,449
Cash received of technology service rendering	947,311	—
Cash received from other operating activities	—	368,766
Cash paid for goods and services	(733,400)	(2,534,140)
Cash paid for employees	(327,203)	(970,314)
Cash paid for income tax	(23,723)	—
Cash paid for other operating activities	(694,591)	(322,861)

For the year ended March 31, 2025, we had a cash outflow from operating activities of $0.8 million, and a cash outflow of $2.6 million for the year ended March 31, 2024. The outflow was primarily due to the intensified competition in the vocational education market in China. Since fiscal year 2022, certain competitors started to provide free access and courses to their online education platforms due to the impact of COVID-19 which continued in 2023, 2024 and 2025 fiscal years, resulting in a decrease in the number of fee-paying members and cash received of membership fees from the fee-paying members. In addition, the recovery of economy from COVID has been slowed in China, which has discouraged the expensing by consumers.

Net Cash Used in Investing Activities

	For the Year Ended March 31,
	2025	2024
	US$	US$
Net cash (used in)/generated from investing activities	—	4,788
Proceed from disposal of property and equipment and intangible assets	—	4,788

For the year ended March 31, 2025, we had no cash flow from investing activities. While for the year ended March 31, 2024, there was a cash inflow of $4.8 thousand gained from disposal of property and equipment.

Net Cash Generated from Financing Activities

	For the Year Ended March 31,
	2025	2024
	US$	US$
Net cash generated from financing activities	600,000	—
Proceeds from bond issued	600,000	—

For the year ended March 31, 2025, we had a cash inflow from financing activities of $0.6 million which was from the proceeds from notes issued for $0.6 million. While for the year ended March 31, 2024, there is not any financing activities.

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

Material Cash Requirements

We lease premises under operating leases, which have terms within one year or two years. As of March 31, 2025, we had one operating lease that will mature in one year. As of March 31, 2024, we had no obligation under financing lease requiring minimum rentals or off-balance sheet arrangements.

No material cash payment in the financial year of 2025.

On September 24, 2024, the Company entered into a Promissory Note Purchase Agreement (the “Agreement”) with Mr. Xuejun Ji, a major shareholder of the Company, Mr. Peng Wang, a director of the Board of the Company (the “Board”) and Mr. Bin Fu, Chairman of the Board and Chief Executive Officer of the Company (the “Purchasers”), relating to the issue and sale of a note in the principal amount of $200,000, $400,000, and $400,000, respectively, $1,000,000 in total, at a purchase price of $1,000,000. The annual interest rate is 6%, and the note has a term of 12 months and the related interest will be due on September 23, 2025. By the end of March 31, 2025, the Company received the principal amount of $200,000 from Bin Fu, and $400,000 from Xuejun Ji. The bond does not have any conversion feature.

There have been no material changes to our contractual obligations since March 31, 2024.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year ended March 31, 2025 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. In the fiscal year ended March 31, 2025, we also made such judgments, estimates and assumptions. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

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

Business Combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. In order to recognize the acquisition date amounts of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach, market approach and cost approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Most of the valuations of the acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, these assumptions are inherently uncertain and actual results could differ from those estimates .

Item 6.	Directors, Senior Management and Employees

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Age	Position with our company
Bin Fu	44	Chief Executive Officer, Director and Chairman of the Board
Dawei Chen	52	Chief Financial Officer
Chunyang Yuan	43	Chief Technology Officer
Jie Ma	39	Chief Product Officer
Peng Wang	49	Director
Bill Tang	51	Chief Strategy Officer
Huiqing Ye	73	Director
Qin Zhang	39	Director
Shaowei Zhang	41	Director

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. The address of each of our directors and executive officers is c/o Skillful Craftsman Education Technology Limited, 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, PRC 518000.

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

Chunyang Yuan has been serving as our Chief Technology Officer since May 1, 2025. From March 2024 to Apil 2025, Mr. Yuan worked as the Co-Founder at Beijing Hekuai Technology Co., Ltd. From October 2017 to November 2022, Mr. Yuan served as Director of R&D (L10) at Beijing Sankuai Online Technology Co., Ltd. (Meituan). From January 2017 to May 2017, Mr. Yuan served as Director of R&D at Beijing Tri-corn Tech Co., Ltd. From July 2014 to December 2016, Mr. Yuan served as an engineer at Microsoft (China). Mr. Yuan is well versed in machine learning and artificial intelligence technologies, especially in the field of human-computer interaction, dialogue systems and big models, and has accumulated rich practical experience. Mr. Yuan obtained his bachelor’s degree from National University of Defense Technology in July 2003.

Jie Ma has been serving as our Chief Technology Officer since May 1, 2025. From March 2024 to Apil 2025, Mr. Ma worked as the Co-Founder at Beijing Hekuai Technology Co., Ltd. From 2018 to 2022, he served as Product Leader for the AI Outbound Bot Project at Meituan (L9 level). Mr. Ma is deeply engaged in the field of Artificial Intelligence, and is good at building innovative products, empowering them and creating a market for them, leading the development of product strategy, product operation and tool construction, strategy optimization, and user experience guarantee stage. Mr. Ma obtained his bachelor’s degree from Beijing Vocational College of Science and Technology in July 2010.

Peng Wang has been serving as one of our directors since July 2024. Mr. Wang has served as the Chief Financial Officer of Puxin Education & Technology Group since October 1, 2017. Mr. Wang has served as a director of Jining Bank and chairman of Jining ShendeTaihe Investment Co., Ltd. since 2008. Mr. Wang received his Bachelor’s degree of engineering from Shandong University in 1997. Mr. Wang received his master’s degree in political economics and a doctorate degree in international finance from Renmin University of China in 2000 and 2003, respectively. The Board believes that Mr. Wang is well qualified to serve as a member of the Board due to his extensive experience in education and technology in China.

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

Qin Zhang has been serving as one of our directors since September 2024. Ms. Qin Zhang, age 38, has served as the head of accounting department for Columbus Digital Technology (Shen Zhen) Co., Ltd. since July 2014. Ms. Zhang received her bachelor’s degree in business administration from Anhui University of Technology in China in 2011. Ms. Zhang holds a middle level accounting professional qualification from China.

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

6.B. Compensation

For the fiscal years ended March 31, 2025, we paid an aggregate of $285,405 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. There are no service contracts between us and any of our directors, except for Qin Zhang and those directors who are also our executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Stock Awards

On December 13, 2024, the Compensation Committee of the Board of Directors (the “Board”) of the Company approved the compensations to Mr. Bin (Bill) Fu, the Company’s Chief Executive Officer, Mr. Dawei Chen, the Company’s Chief Financial Officer and Mr. Peng Wang, a director of the Board for their services to the Company from October 1, 2024 to September 30, 2025. Each of Mr. Fu, Mr. Chen and Mr. Wang will receive compensation in the amount of $60,000 per year and each will also be granted 90,000 ordinary shares of the Company that will be vested on September 1, 2025, subject to his remaining in the continuous service of the Company or its affiliates on such date.

On May 1, 2025 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board granted stock awards of 90,000 ordinary shares of the Company, par value $0.0002 (the “Award Shares”), to each of the Chief Technology Officer and Chief Product Officer of the Company (the “Grantees”) as a part of their new employment with the Company and the Award Shares shall be vested and the Restricted Period shall lapse on May 1, 2026, subject to the Grantees remaining in the continuous service of the Company or its subsidiaries.

On July 2, 2025, the shareholders of the Company approved that 1,000,000 preference shares of par value US$0.0002 be designated and issued to Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share. The designation and grant were approved by the special committee of the Board of Directors of the Company (“Board”) at the Special Committee meeting held on May 23, 2025.

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

Qin Zhang, Huiqing Ye and Shaowei Zhang serve as members of our Audit Committee. Ms. Qin Zhang serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Sim possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Shaowei Zhang, Huiqing Ye and Qin Zhang serve as members of our Compensation Committee. Mr. Shaowei Zhang serves as the chair of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Huiqing Ye, Shaowei Zhang and Qin Zhang serve as members of our Nominating and Corporate Governance Committee. Mr. Ye serves as the chair of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix (as of August 6, 2025)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

6.D. Employees

We are currently headquartered in Shenzhen City, Guangdong Province, China, where 17 employees are based and remaining employees are based in Wuhu, Anhui Province. We and our subsidiaries had a total of 28 full-time employees as of the date of this annual report. The following table sets forth the number of the employees, categorized by function:

Number of
Function	Employees
Research and Development	16
Marketing	3
Finance and Accounting	3
General and administration	6
Total	28

We and our subsidiaries enter into employment contracts with all of their respective employees. They also enter into separate confidentiality agreements with certain key employees that impose confidentiality obligations until the relevant information becomes public or is no longer considered confidential. In addition to salaries and benefits, we and our subsidiaries provide performance-based bonuses for the employees.

As required by regulations in China, our subsidiaries participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. These entities are required under PRC law to make contributions from time to time to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of the employees, up to a maximum amount specified by the local government.

We believe that we maintain a good working relationship with the employees, and none of us has experienced any significant labor disputes. As of the date of this report, none of the employees belongs to any union.

6.E. Share Ownership

As of August 6, 2025, 15,929,451 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preference Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote and each Series A Preference Share is entitled to fifty (50) votes. As of August 6, 2025, 1,000,000 of our preference shares were outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 15,929,451 ordinary shares and 1,000,000 Series A Preference Shares outstanding as of August 6, 2025.

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 6, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, PRC 518000.

	Ordinary Shares Beneficially Owned			Preferred Shares Beneficially Owned			Aggregated Voting Power
	Number of Shares			Number of Shares
	(including Share Options)		Percentage of Shares	(including Share Options)		Percentage of Shares	Number	Percentage
Directors and Executive Officers:
Bin Fu	240,000	(1)	1.5%	1,000,000	(1)	100.0%	50,240,000	76.2%
Chunyang Yuan	—		—%	—		—	—	%
Dawei Chen	240,000		1.5%	—		—	240,000	* %
Peng Wang	—		—%	—		—	—
Bill Tang	—		—%	—		—	—	%
Shaowei Zhang	—		—%	—		—	—	%
Huiqing Ye	—		—%	—		—	—	%
Qin Zhang	—		—%	—		—	—	%
Jie Ma	—		—%	—		—	—	%
				—		—	—	%
All directors and executive officers as a group (10 individuals)	480,000		3%	1,000,000	(1)	100.0%	50,480,000	76.6%
5% or Greater Shareholders:
Bin Fu	240,000	(1)	1.5%	1,000,000	(1)	100.0%	50,240,000	76.2%
Xiaofeng Gao	2,670,000	(2)	16.8%	—		—	2,670,000	4.1%
Xuejun Ji(2)	2,755,000	(3)	17.3%	—		—	2,755,000	4.2%
Kuanying Zhang	1,200,000	(4)	7.5%	—		—	1,200,000	1.8%
Lugang Hua	900,000	(5)	5.6%	—		—	900,000	1.4%

(1)	Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board, owns 1,000,000 of the Company’s Series A Preference Shares, par value US$0.0002, since February 19, 2025, and each Series A Preferred Share is entitled to fifty (50) votes.

(2)	The business address of Xiaofeng Gao is: Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC 214000

(3)	The business address of Mr. Xuejun Ji is Flat A, Floor 6th, Tower 1, Phase 2, Bel-Air, No.38 Bel-Air Avenue, Hong Kong.

(4)	The business address of Kuanying Zhang is: Room 1902, Building 1, Lanqiying Community, No. 101 Chengfu Road, Haidian District, Beijing

(5)	The business address of Lugang Hua is: Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC 214000

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of August 6, 2025, a total of 7,564,451 ordinary shares are held under CEDE & CO and none record holders in the United States held our ordinary shares. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Transactions with Related Parties

Since April 1, 2019, we have had transactions with three related parties, Xiaofeng Gao, a major shareholder of the Company and our former CEO and Bin Fu, Chairman and CEO of the Company, and Hunan Medical Star Technology Co., Ltd. (“Medical Star”), a minority owned joint venture of the Company.

Xiaofeng Gao paid the daily expenses in an aggregate amount of $20,908 to our company as working capital during the ordinary course of business in the fiscal year 2025, and no transaction between Xiaofeng Gao and the Company in the fiscal year 2024.

Bin Fu extended loan advances in an aggregate amount of $200,000 and nil to our company as working capital during the ordinary course of business in the fiscal year 2025 and 2024.

Xuejun Ji, a major shareholder of the Company extended loan advances in an aggregate amount of $400,000 and nil to our company as working capital during the ordinary course of business in the fiscal year 2025 and 2024.

Our Company provided courseware services to Medical Star in an aggregate amount of $17,235 and nil in the fiscal year 2024 and 2025.

As of March 31, 2025, we had $673,159 in aggregate due to related parties.

Contractual Arrangements with the Variable Interest Entity and Its Shareholders

For a description of these contractual arrangements with the variable Interest Entity and its Shareholders, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Dividend Policy

Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. As a matter of Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either:

●	profits; or

●

“share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of business.

However, no dividend shall bear interest against our company.

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our PRC subsidiaries’ operations and to expand the business.

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

Our authorized share capital consists of 500,000,000 ordinary shares, par value $0.0002 per share, and 5,000,000 preference shares, par value $0.0002 per share. As of the date of this report, 15,929,451 ordinary shares were issued and outstanding and 1,000,000 Series A Preference Shares were issued and outstanding.

On July 2, 2025, the Company held an extraordinary general meeting of the Company (the “Meeting”). At the Meeting, the shareholders of the Company approved the authorized share capital of the Company be increased from US$100,200 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 1,000,000 preference shares of US$0.0002 par value each to US$101,000 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 5,000,000 preference shares of US$0.0002 par value each by the creation of an additional 4,000,000 preference shares of US$0.0002 par value each (the “Share Capital Increase”)

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. As a matter of Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of business.

However, no dividend shall bear interest against our company.

Voting Rights. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who, being entitled to do so, attend, either in person or by proxy, and vote at a general meeting of the company; and (ii) a special resolution requires the affirmative vote of a majority of at least two-thirds of the shareholders who, being entitled to do so, attend, either in person or by proxy, and vote at a general meeting of the company.

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

In accordance with the provisions of the Companies Act (As Revised) of the Cayman Islands and the amended and restated memorandum and articles of association of the Company (“Articles”), a Certificate of Designations was approved and adopted by the special committee of the Board of Directors of the Company (“Board”) at the Special Committee meeting held on May 23, 2025, by the Board at its Board meeting held on May 21, 2025 and by the shareholders of the Company at an extraordinary general meeting of the Company held on July 2, 2025, pursuant to which 1,000,000 Series A Preference Shares, par value US$0.0002 per share (the “Series A Preference Shares”) were designated and authorized for allotment and issuance with the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

I.	Voting Right: At any general meeting of the Company, on a show of hands or poll, a holder of Series A Preference Shares present in person or by proxy, or if a corporation or other non-natural person by its duly authorised representative or proxy, shall have fifty (50) votes for every fully paid Series A Preference Share held by Such Member; and

II.	Conversion Rights: A Series A Preference Share is convertible into one (1) ordinary share of the Company, par value US$0.0002 per share (“Ordinary Share”) at any time at the written option of the holder thereof. The right to convert shall be exercisable by a holder of Series A Preference Shares by delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preference Shares into Ordinary Shares. In no event shall: (a) Ordinary Shares be convertible into Series A Preference Shares; and (b) any Series A Preference Share convert into Ordinary Shares at a ratio that is less than one-for-one; and

III.	Transfer: Upon any sale, transfer, assignment or disposition of any Series A Preference Share by the registered holder thereof to any person who is not an Affiliate of such registered holder, or upon a change of control of any Series A Preference Share to any person who is not an Affiliate of the registered holder of such Series A Preference Share, as determined by the Board, such Series A Preference Share shall be automatically and immediately converted into one Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, mortgage, charge, encumbrance or other third party right of whatever description on any Series A Preference Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, mortgage, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series A Preference Shares, in which case all the relevant Series A Preference Shares shall be automatically converted into the same number of Ordinary Shares; and

IV.	Conversion: References herein to “converted” or “conversion” shall mean the compulsory repurchase without notice of Series A Preference Shares of any Member and, on behalf of such Member, automatic application of such repurchase proceeds in paying for such new Ordinary Shares into which the Series A Preference Shares have been converted at a price per Series A Preference Share necessary to give effect to a conversion calculated on the basis that the Ordinary Shares to be issued as part of the conversion will be issued at par. The Ordinary Shares to be issued on a conversion shall be registered in the name of such Member or in such name as the Member may direct.

V.	Other rights: All other rights of the Series A Preference Shares will be the same as the Ordinary Shares as set out in the Articles and any other preference shares authorized by the Company.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modelled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, such schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court that the transaction should not be approved, the court can be expected to approve the arrangement if it is satisfied that:

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

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

Anti-Money Laundering, Counter Terrorist Financing, Prevention of Proliferation Financing and Financial Sanctions Compliance — Cayman Islands

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

Economic Substance — Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities.”) As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications, in which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. It is anticipated that our Company will not be engaging in any “relevant activities” prior to the consummation of our initial business combination and will therefore not be required need to meet the economic substance requirements tests or will otherwise be subject to more limited substance requirements. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from actual fraud, willful default or willful neglect of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

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

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” this “Item 10. Additional Information—C. Material Contracts,” or filed (or incorporated by reference) as exhibits to or otherwise described or referenced in, this annual report on Form 20-F.

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

The WOFE are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. The WOFE are subject to VAT at a rate of 6% on the services we provide, VAT at a rate of 3% on the online training services we provide, VAT at a rate of 13% on the goods we sell, less any deductible VAT our PRC entities have already paid or borne. Our PRC entities are also subject to surcharges on VAT payments in accordance with PRC law.

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

Urban Maintenance and Construction Tax

According to Urban Maintenance and Construction Tax Law of the PRC issued by the Standing Committee of the National People’s Congress on August 11, 2020, the rates of urban maintenance and construction tax shall be as follows: 7% for a taxpayer in a city, 5% for a taxpayer in a county town or town, 1% for a taxpayer living in a place other than a city, county-level town or town. The rate of urban maintenance and construction tax for each of Wuxi Wangdao, Craftsman Wuxi and Jisen Information is 7%.

Education Surcharge Tax

According to Provisional Regulations on the Collection of Education Surcharges (Amended in 2011) by the State Council on January 8, 2011, Computation and collection of education surcharges are based on the amount of value-added tax, business tax and consumption tax actually paid by entities and individuals. The rate of education surcharges is 3%, which shall be paid together with value-added tax, business tax or consumption tax respectively. The rate of education surcharge tax for each of Wuxi Wangdao, Craftsman Wuxi Jisen Information is 3%.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2025, we believe that we were not classified as a passive foreign investment company, for the taxable year ended March 31, 2025. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects, including the fact that we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, and are deemed to own our pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on the website at www.edtk.ai. However, information contained on the website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.8855 in the year ended March 31, 2023, US$1.00 for RMB7.2308 in the year ended March 31, 2024 and further to and US$1.00 for RMB7.1782 in the year ended March 31, 2025. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S . dollar terms without giving effect to any underlying change in the business or results of operation.

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

Credit Risk

As March 31, 2025, we had cash of $1.22 million. Our cash was on deposit at financial institutions in the PRC and the United States where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

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

Not applicable.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2025. In making its assessment, management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013).

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2025 considered the below factors, including:

●	the number of adjustments proposed by our independent auditors during our interim review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on an interim and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2025 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Initiatives

For the fiscal year ended Marh 31, 2025, we continued to implement our preliminary remediation plan which was prepared to address the underlying causes of the material weakness described above. The preliminary remediation plan includes:

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

Our audit committee consists of Qin Zhang, Shaowei Zhang and Huiqing Ye. Our board of directors has determined that Qin Zhang, Shaowei Zhang and Huiqing Ye are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Qin Zhang meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the laws but also the spirit of the laws and regulations that apply to the business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on the website at www.kingwayup.com within four business days following the amendment or waiver. During fiscal year ended March 31, 2025, no amendments to or waivers from the Code were made or given for any of our executive officers.

We have filed our code of business conduct and ethics as Exhibit 99.5 of our registration statement on Form F-1 (File Number: 333-237815), as amended, initially filed with the SEC on April 24, 2020.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HTL International, LLC, our independent registered public accounting firm, for the year ended March 31, 2025 and by TPS Thayer, LLC, our former independent registered public accounting firm, for the years ended March 31, 2024.

	Year Ended March 31,
	2025	2024
	US$	US$
Audit fees*	260,500	250,000

*	Audit Fees - This category includes the audit of our annual financial statements, review of financial statements included in our six months report and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

All services rendered by TPS Thayer, LLC prior to December 19, 2024, and as of and after December 19, 2024, by HTL International, LLC to the Company are permissible under any applicable laws and regulations. During fiscal year ended March 31, 2024, all services performed by TPS Thayer, LLC were approved in advance by the Audit Committee. During fiscal year ended March 31, 2025, all services performed by HTL International, LLC were approved in advance by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

On December 19, 2024, the Audit Committee (the “Audit Committee”) of Board of Directors of the Company approved the dismissal of TPS Thayer, LLC (“Thayer”) as the Company’s independent registered public accounting firm and engaged of HTL International, LLC (“HTL”) on December 30, 2024 to serve as the independent registered public accounting firm of the Company.

The audit report of TPS Thayer, LLC on the consolidated financial statements of the Company for the fiscal year ended March 31, 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended March 31, 2024 and through the subsequent interim period through December 18, 2024, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and TPS Thayer, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to TPS Thayer, LLC’s satisfaction, would have caused TPS Thayer, LLC to make reference thereto in its report on the financial statements for such year, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 19, 2024.

During the two fiscal years ended March 31, 2024 and through the subsequent interim period to December 18, 2024, neither the Company nor anyone on its behalf consulted HTL International, LLC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by HTL International, LLC that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with TPS Thayer, LLC (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

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

The Company follows its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) requires that the Company to hold an annual general meeting no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will comply with other corporate governance requirements of the Nasdaq Listing Rules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.” Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Rules.

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Bin Fu, our Chairman of board of directors and Chief Executive Officer, beneficially owns all of our issued and outstanding Series A Preference Shares and is able to exercise over 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to rely on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted Nasdaq corporate governance rules.

See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—“We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies”.

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

There were no cybersecurity incidents during the year ended March 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this item are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Article of Association (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-39360) filed with the Commission on August 17, 2020).

2.1*	Description of Shares.

4.1	Exclusive Business Cooperation Agreement, dated July 17, 2019, by and between Craftsman Wuxi and Wuxi Wangdao (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.2	Exclusive Purchasing Right Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.3	Equity Interest Pledge Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao. (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.4	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Xiaofeng Gao. (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.5	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Lugang Hua (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.6	Letter of Spouse Consent by Xiaoping Zhou (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.7	Letter of Spouse Consent by Haiyin Shi (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.8	English translation of Service Agreement with China Adult Education Association, dated December 12, 2014, by and between Wuxi Wangdao and China Adult Education Association (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.9	English translation of Cooperation Agreement with China Adult Education Association, dated June 1, 2018, by and between Wuxi Wangdao and Higher Education Press Ltd. (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.10	English translation of Cooperation Agreement with China Adult Education Association, dated February 19, 2014, by and between Wuxi Wangdao and China Adult Education Association. (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.11	English translation of Promotion Agreement by and among Wuxi Wangdao, China Adult Education Association and Higher Education Press Ltd., dated June 6, 2018 (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.12	English translation of Cooperation Agreement with Jimei University, dated January 7, 2014, by and between Wuxi Wangdao and Jimei University (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.13	Equity Transfer Agreement dated May 25, 2021, by and between Wuxi Kingway Technology Co., Ltd. and Shenzhen Qianhai Jisen Information Technology Ltd. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on May 25, 2021).

4.14	Equity Transfer Agreement dated January 28, 2022, by and between Wuxi Kingway Technology Co., Ltd. and Wuxi Talent Home Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on January 31, 2022).

4.15	Supplementary Agreement to Equity Transfer Agreement dated February 23, 2022, by and among Wuxi Kingway Technology Co., Ltd., Skillful Craftsman Network Technology (Wuxi) Limited and Wuxi Talent Home Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on February 24, 2022).

4.16	Warrant to Purchase Ordinary Shares of Skillful Craftsman Education Technology Limited dated March 8, 2022, by and between Skillful Craftsman Education Technology Limited and Tadpole Investing Carnival Limited (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on March 21, 2022).

4.17	Convertible Note Purchase Agreement, dated March 2, 2023, between Skillful Craftsman Education Technology Ltd. and FUN AND COOL LIMITED (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on March 3, 2023).

4.18	Amendment Agreement to Equity Transfer Agreement by and among Skillful Craftsman Network Technology (Wuxi) Limited, Wuxi Talent Home Information Technology Co., Ltd. and certain shareholders of Wuxi Talent Home dated July 21, 2023 (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on July 27, 2023).

4.19	Executive Employment Agreement by and between Skillful Craftsman Education Technology Limited and Bin Fu dated September 6, 2023. (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on September 12, 2023)

4.20	Executive Employment Agreement by and between Skillful Craftsman Education Technology Limited and Dawei Chen dated September 6, 2023. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on September 12, 2023)

4.21	Director Agreement by and Between the Company and Qin Zhang dated September 20, 2024 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on September 23, 2024).

4.22	Promissory Note Purchase Agreement by and Between the Company and Purchasers dated September 24, 2024 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on September 26, 2024).

4.23	Form of Note (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on September 26, 2024)

4.24*	Employment Letter by and between the Company and Bin Fu on December 13, 2024

4.25*	Employment Letter by and between the Company and Dawei Chen on December 13, 2024

4.26*	Employment Letter by and between the Company and Peng Wang on December 13, 2024

4.27*	Technology Consulting Service Agreement by and between Shenzhen Qianhai Jisen Information Technology Co., Ltd.and Beijing Puda Education Technology Co., Ltd. on October 21, 2024

4.28*	Technology Service Agreement by and between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Prepshine Holdings Co., Limited on October 22, 2024

4.29*	Consulting Agreement for Enterprise Management and Commercial Information by and between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Tianhao (China) Investment Co., Ltd. on October 23, 2024

4.30*	Software Purchase Agreements for the Smart Office Resource Allocation and Management System by and between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and five subsidiaries of Lihua Family Education Technology (Beijing) Co., Ltd. December 15, 2024

4.31	Termination Agreement for VIE Agreements dated March 17, 2025 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on March 19, 2025)

4.32	Equity Interest Pledge Release Agreement dated March 17, 2025 (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on March 19, 2025)

4.33	Technology Consulting Service Agreement between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Beijing Puda Education Technology Co., Ltd. dated March 31, 2025. (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on April 4, 2025)

4.34	Technology Service Agreement between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Prepshine Holdings Co., Limited dated March 31, 2025. (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on April 4, 2025)

4.35	Preference Share Stock Award Agreement by and between the Company and Bin Fu (incorporated herein by reference to Annex B of the Exhibit 99.1 to our current report on Form 6 K furnished to the SEC on May 30, 2025).

8.1*	List of Subsidiaries of the Registrant

12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certifications of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of V&T Law Firm

15.2*	Consent of Maples and Calder (Cayman) LLP

15.3*	Consent of TPS Thayer, LLC

15.4*	Consent of HTL International LLC

16.1	Letter from TPS Thayer, dated December 26, 2024. (incorporated herein by reference to Exhibit 16.1 to our current report on Form 6 K furnished to the SEC on December 27, 2024).

19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to our annual report on Form 20-F filed with the SEC on August 19, 2024)

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on August 19, 2024)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed as an exhibit hereto.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

/s/ Bin Fu
	Name:	Bin Fu
	Title:	Chairman of Board of Directors and Chief Executive Officer

Date: August 8, 2025

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Skillful Craftsman Education Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Skillful Craftsman Education Technology Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flow for the year ended March 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and the results of its operations and its cash flow for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring significant losses, and has an accumulated deficiency in shareholders’ equity and negative working capital. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Retrospective Reclassification

We have also audited the reclassifications that were applied to retrospectively present the consolidated balance sheet as of March 31, 2024, and the consolidated statements of operations and comprehensive income, and cash flows for the years ended March 31, 2024 and 2023, to reflect the discontinued operation. In our opinion, such reclassifications are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the Company’s consolidated financial statements as of and for the years ended March 31, 2024 and 2023, other than with respect to these reclassifications. Accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for those years, taken as a whole.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.
Houston, Texas
August 8, 2025

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

August 15, 2024

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,217,968	$745,572
Prepayments and other current assets	53,461	119,271
Other receivables	30,983	29,011
Related party receivable	93,686	—
Assets of discontinued operations - current	—	17,980,969
Total current assets	1,396,098	18,874,823
Non-current assets
Long-term investment	13,159,074	1,841,055
Property and equipment, net	35,115	53,935
Operating Right-of-use asset, net	100,621	—
Long-term Related party receivable	566,853	—
Assets of discontinued operations – non-current	—	15,553,270
Total non-current assets	13,861,663	17,448,260
TOTAL ASSETS	$15,257,761	$36,323,083
LIABILITIES
Current liabilities
Taxes payable	$221,393	$193,477
Amounts due to related parties	73,159	52,936
Accrued expenses	516,613	106,477
Operating Lease Liability-current	100,621	—
Bond due to related parties	600,000	—
Liabilities of discontinued operations - current	—	1,221,120
Total current liabilities	1,511,786	1,574,010
Non-current liabilities
Liabilities of discontinued operations – non-current	—	13,250,516
Total non-current liabilities	—	13,250,516
TOTAL LIABILITIES	$1,511,786	$14,824,526
COMMITMENTS AND CONTIGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,929,451 and 15,449,451 shares issued and outstanding as of March 31, 2025 and March 31, 2024, respectively	3,186	3,090
Additional paid-in capital	17,872,227	19,055,297
Statutory reserve	40,590	745,590
(Accumulated deficit)/Retained earnings	(4,232,288)	3,389,754
Accumulated other comprehensive (loss)/income	62,260	(1,695,174)
TOTAL SHAREHOLDERS’ EQUITY	13,745,975	21,498,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,257,761	$36,323,083

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended
	March 31,
	2025	2024	2023
Revenue	$893,690	$—	$1,073,036
Cost of revenue	(194,582)	(145,753)	(189,833)
Gross (loss) / profit	699,108	(145,753)	883,203

Operating expenses:
Selling and marketing expenses	—	—	—
General and administrative expenses	(1,739,759)	(1,350,868)	(2,832,190)
Impairment loss	(1,819,678)	(4,334,717)	(306,595)
Interest income	3,312	11,455	2,436
Interest expense	(12,000)	—	—
Investment income/(loss), net	(11,073)	(1,085)	(14,899)
Foreign currency exchange loss	(42,824)	(115,247)	(198,808)
Other income (expenses), net	(3,075)	723,910	(2,038)
Loss before tax from continuing operations	(2,925,989)	(5,212,305)	(2,468,891)
Income tax expense	(53,048)	27,273	(127,132)
Net loss from continuing operations	(2,979,037)	(5,185,032)	(2,596,023)

Loss from discontinued operations, net of taxes	(1,451,327)	462,886	(18,310,962)
Loss on disposal of discontinued operations, net of taxes	(3,151,088)	—	—
Net loss from discontinued operations	(4,602,415)	462,886	(18,310,962)

Net loss	$(7,581,452)	$(4,722,146)	$(20,906,985)

Other comprehensive (loss) / income:
Foreign currency translation adjustment	107,698	(733,539)	(3,402,058)
Total comprehensive (loss) / income	$(7,473,754)	$(5,455,685)	$(24,309,043)

Net loss ordinary share - basic and diluted
From continuing operation	$(0.19)	$(0.34)	$(0.17)
From discontinued operation	$(0.29)	$0.03	$(1.23)

Weighted average number of ordinary shares
Basic and diluted	15,876,848	15,444,947	14,900,000

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common stock	Additional paid-in capital	Statutory reserve	(Accumulated Deficit)/ retained earnings	Accumulated other comprehensive Income (loss)	Total
Balance as of March 31, 2022	14,900,000	$2,980	$18,055,407	$745,590	$29,018,885	$2,440,423	$50,263,285
Net loss for the year	—	—	—	—	(20,906,985)	—	(20,906,985)
Mandatory conversion of convertible note	—	—	1,000,000	—	—	—	1,000,000
Foreign currency translation adjustment	—	—	—	—	—	(3,402,058)	(3,402,058)
Balance as of March 31, 2023	14,900,000	$2,980	$19,055,407	$745,590	$8,111,900	$(961,635)	$26,954,242
Net loss for the year	—	—	—	—	(4,722,146)	—	(4,722,146)
Mandatory conversion of convertible note	549,451	110	(110)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(733,539)	(733,539)
Balance as of March 31, 2024	15,449,451	$3,090	$19,055,297	$745,590	$3,389,754	$(1,695,174)	$21,498,557
Net loss for the year	—	—	—	—	(7,581,452)	—	(7,581,452)
Shares issued to management	480,000	96	436,704	—	—	—	436,800
Appropriation to statutory reserve	—	—	—	40,590	(40,590)	—	—
Disposal of VIE	—	—	(1,619,774)	(745,590)	—	1,649,736	(715,628)
Foreign currency translation adjustment	—	—	—	—	—	107,698	107,698
Balance as of March 31, 2025	15,929,451	$3,186	$17,872,227	$40,590	$(4,232,288)	$62,260	$13,745,975

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(7,581,452)	$(4,722,146)	$(20,906,985)
Less: net loss from discontinued operations	(4,602,415)	462,886	(18,310,962)
Net loss from continuing operations	(2,979,037)	(5,185,032)	(2,596,023)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	18,306	18,356	18,969
Amortization of intangible assets	—	70,112	65,880
Amortization of Operating Right of Use	97,803	166,872	138,272
(Gain)/loss on equity investment	11,073	1,085	14,899
Shares issued as consideration for employee compensation	436,800	—	—
Impairment loss related to intangible asset	—	175,802	—
Impairment loss related to long term investment	1,819,678	—	245,598
Impairment loss related to goodwill	—	4,171,039	—
Impairment loss related to other receivable	—	—	60,998
Allowance for credit losses on accounts receivable	—	162,500	—
Changes in operating assets and liabilities – continuing operations:
Accounts receivables	—	287,033	(248,924)
Prepayments and other current assets	63,838	(9,155)	(825,757)
Long-term related party receivable	(566,853)	—	—
Amounts due from a related party	(93,686)	—	—
Amounts due to related parties	20,223	(1,652)	7,939
Accrued expenses	410,136	(707,425)	343,842
Taxes payable	27,916	(56,418)	162,580
Operating lease liabilities	(97,803)	(224,822)	(86,624)
Deferred tax liabilities	—	(28,241)	(8,249)
Net cash used in operating activities – continuing operations	(831,606)	(1,159,946)	(2,706,600)
Net cash (used in) provided by operating activities – discontinued operations	(3,182,287)	(1,500,154)	148,162
Net cash used in operating activities	$(4,013,893)	$(2,660,100)	$(2,558,438)

Cash flows from investing activities
Cash (outflow)/inflow due to disposal of subsidiary	—	—	228,880
Net cash (used in) provided by investing activities – continuing operations	—	—	228,880
Net cash (used in) provided by investing activities – discontinued operations	—	4,788	(529,511)
Net cash (used in) provided by investing activities	$—	$4,788	$(300,631)

Cash flows from financing activities
Proceeds from convertible bond	—	—	1,000,000
Proceeds from bond issued	600,000	—	—
Net cash (used in) provided by financing activities – continuing operations	600,000	—	1,000,000
Net cash (used in) provided by financing activities – discontinued operations	—	—	—
Net cash provided by financing activities	$600,000	$—	$1,000,000

Effects of foreign currency translation	2,353,738	(510,483)	(976,270)
Effects of foreign currency translation – Continuing operations	704,002	49,453	151,163
Effects of foreign currency translation – Discontinued operations	1,649,736	(559,936)	(1,127,433)

Net decrease in cash and cash equivalents	(1,060,155)	(3,165,795)	(2,835,339)
Net increase/(decrease) in cash and cash equivalents – Continuing operations	472,396	(1,110,493)	(1,326,557)
Net increase/(decrease) in cash and cash equivalents – Discontinued operations	(1,532,551)	(2,055,302)	(1,508,782)

Cash and cash equivalents at beginning of year – continuing operations	745,572	1,856,065	3,182,623
Cash and cash equivalents at beginning of year – discontinued operations	17,087,419	19,142,721	20,651,502
Cash and cash equivalents at beginning of year	17,832,991	20,998,786	23,834,125

Cash and cash equivalents at end of year including discontinued operations	16,772,836	17,832,991	20,998,786
Less: Cash and cash equivalents at end of year – discontinued operations	15,554,868	17,087,419	19,142,721
Cash and cash equivalents at end of year – continuing operations	$1,217,968	$745,572	$1,856,065

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$23,723	$—	$—
Cash paid for interest expense	$—	$—	$819,219

Non-cash transactions
Mandatory conversion of convertible note	$—	$110	$—

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Nature of Business

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

In preparation of its initial public offering in the United States, the Company completed a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIEs. As part of the reorganization, the business operations of the consolidated subsidiaries and VIEs were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Xiaofeng Gao and Mr. Lugang Hua (“the Founders”), respectively (“the Reorganization”). On September 1, 2021, the Company acquired 100% of Shenzhen Jisen Information Tech Limited (“Jisen Information”) for a consideration of 2,900,000 newly issued ordinary shares, valued at $1.60 per share. On June 6, 2022, Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”) transferred the 100% ownership of Jisen Information to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of the Company in China (“WOFE” or “Craftsman Wuxi”). On March 30, 2023, the Company established a 75% owned subsidiary in Singapore, Le First Skilland Pte. Ltd, to facilitate the Company’s global business development of vocational education and has not made a capital contribution of $278,869 (S$375,000) to Le First Skilland by October, 2024. As of the end of March 31, 2025, this company had no any material operations.

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

Details of the Company’s consolidated subsidiaries and the VIEs were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the	Principal
Name of Entity	incorporation	incorporation	Company	activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding
Shenzhen Jisen Information Tech Limited (“Jisen Information”)	December 8, 2014	PRC	100%	Educational technology and services
LE FIRST SKILLAND PTE. LTD. (“LFS”)	March 30, 2023	Singapore	75%	Vocational education
Giga Learning Inc (“GIGA”)	November 19, 2024	USA	100	Educational technology and service

Former VIE:			Indirect
Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”)	June 6, 2013; Disposed on March 17, 2025	PRC	100%	Vocational online education and technology services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the former VIEs and its shareholders as described below. In November 2024, the Company established Giga Learning which is aimed to seek potential market opportunities in educational technology in the United States as its wholly-owned subsidiary in the United States. In March 2025, WOFE entered into a Termination Agreement for VIE Agreements with Wuxi Wangdao.

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

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, and its subsidiaries. All significant inter-company transactions and balances between the Company, and its subsidiaries have been eliminated upon consolidation.

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

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group considers there is no allowance for doubtful accounts for the year ended March 31, 2025 and $162,500 allowance for doubtful accounts for the year ended March 31, 2024.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f)	Long-term investment

Long-term investments represent the Group’s investment in privately held company. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) and its share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

g)	Property and equipment, net

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

h)	Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Acquired software	5 years
Purchased courseware	5 years
Copyrights	5 years

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

i)	Lease

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

j)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment in accordance with ASC 360-10 whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value.

k)	Convertible Bonds

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, prepayment and other current asset, other receivables, related party receivable, accounts payable, other payable and related party payable approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 owing to their short-term nature or present value of the assets and liabilities.

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

The Company’s revenue is principally derived from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout service period. As the Company was obliged to perform the services and the transaction prices were determined by the Company and customers, the Company recognized the revenue as a principal.

The Company also generates revenue from software system sales for the purpose of intelligent office operation, resource scheduling and management for private companies in PRC. The product sales revenue is recognized upon the time the customer signs the acceptance note. As the Company was obliged to provide the products and the transaction prices were determined by the Company and customers, the Company recognized the revenue as a principal.

The Company also generated revenue from the rendering of education services as principal to the members through an online education platform under Wuxi Wangdao prior to the termination of VIE on March 17, 2025. The Company recognizes service revenues on a gross basis as the Company is responsible to fulfill the promise to provide specified services. Revenues are recognized proportionally over the time throughout the service period or the VIE termination date, March 17, 2025, whichever is earlier. Upon the termination of VIE, the Company is no longer responsible for remaining unfulfilled performance obligations related to education services generated from the online education platform under Wuxi Wangdao.

Consistent with the criteria of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised service to a customer. In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of education services and related costs or the net amount earned as revenue. As the Group obtains control of the specified education services before they are transferred to the customers, thus the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified services transferred.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

n)	Cost of revenue

Cost of revenue is mainly composed of a copyright fee and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth service fees paid to third-party providers and other miscellaneous expenses.

o)	Allowance for expected losses

Accounts receivable are recorded at original invoiced amount less an estimated allowance for uncollectible accounts. The management determines the adequacy of allowance for expected losses based on individual account analysis and historical collection situation. When the management believes an allowance is necessary, the allowance is provided against accounts receivable balances, with a corresponding charge recorded in the statement of income. Delinquent account balances are written-off against the allowance for expected losses when the collection is not probable. The Group considers there is no allowance and $162,500 for expected losses for the years ended March 31, 2025 and 2024.

p)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses $101,196 and $125,461 of for the years ended March 31, 2025 and 2024, respectively.

The Company grants share-based compensation to the management. The ordinary shares of the Company will be vested on the maturity date as assigned on bonus letter to the management, subject to their remaining in the continuous service of the Company or its affiliates on such date. The Company recorded employee benefit expenses over the period of service term as assigned in the bonus letter.

q)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, marketing and promotion costs were $557 and $31,990 for years ended March 31, 2025 and 2024, respectively.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended March 31, 2025 and 2024. As of March 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2025	March 31, 2024	March 31, 2023
Year-end spot rate	US$1= 7.1782 RMB	US$1= 7.0950 RMB	US$1= 6.8717 RMB
Average rate	US$1= 7.1349 RMB	US$1= 7.1157 RMB	US$1= 6.8855 RMB

z)	Comprehensive income / (loss)

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

aa) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended March 31, 2025 and 2024, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand the business.

ab) Warrants

According to the SPA, the Company issued a purchase right to the Investor under which the Company will issue predetermined ordinary shares for a fixed cash consideration at a future date (the “Warrants”).

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Warrants were accounted for as equity instruments to the Company, since:

i)	The Warrants were indexed to the Company’s own stock, since:

●	The Warrants will be exercised upon the ODI approval, which is not based on an observable market, or an observable index.

●	The exercise price is fixed by the SPA and Supplement Agreement, and the number of Underlying Shares to be issued is also fixed divided by the fixed purchase price per share.

ii)	The Warrants were classified in shareholders’ equity, since:

●	The Warrants will be settled only by gross physical delivery of ordinary shares by the Company.

●	The Company has the ability to settle the Private Placement in ordinary shares.

●	The number of Underlying Shares to be issued is explicitly fixed at the total consideration divided by the fixed purchase price per share, with no adjustment provision.

●	No requirement for cash settlement in the agreements.

●	There are no cash settled top-off or make-whole provisions.

ac)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented. For segment information, the primary financial statements are to be referred as the Group only has one single reportable segment.

ad)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2025 and 2024, the RMB denominated cash and cash equivalents amounted to $979,005 and $486,663, respectively.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. In China, the insurance coverage of each bank is RMB 500,000 (approximately $72,000). Management believes that the credit risk on cash in bank is limited because the counterparties are recognized financial institutions.

These service fees are collected by Union Pay, a financial institution of high credit quality, in lump-sum for a specific contracted service period when the service contract is signed, and all the remaining amount would be settled within 2-3 days.

ae)	Risks and uncertainties

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

af)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses: The amendments in this ASU require public companies to disclose, in interim and year-end reporting periods, additional information about certain expenses in the financial statements. These disclosures are effective beginning with 2027 annual reports, and interim reports beginning with the first quarter of 2028. Early adoption is permitted on either a prospective or retrospective basis. The Company is currently assessing the potential impact of adoption of these provisions on the consolidated financial statements

The Group does not believe recently issued but not yet effective accounting standards would have a material effect on the consolidated financial position, statements of operations and cash flows.

ag)	Recently adopted accounting standards

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The purpose of the amendment is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 for the year ending March 31, 2025.

None of the new standards above have a material impact on the financial statement of the Company by the Company’s evaluation.

ah)	Going Concern

These financial statements have been prepared on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next twelve months. As of March 31, 2025, the Company had accumulated losses of $4,232,288 since inception, a working capital deficit of $115,688, and negative operating cash flows of $831,606. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon financial support from its stockholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. However, the Company cannot be certain that such capital (from its shareholders or third parties) will be available to us or whether such capital will be available on terms that are acceptable to the Company. If we are unable to raise sufficient additional capital on acceptable terms, we will have insufficient funds to operate our business or pursue our planned growth. In considering our forecast for the next twelve months and the current cash and working capital as of the filing of this Form 20-F, such matters create a substantial doubt regarding the Company’s ability to meet their financial needs and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

3.	Discontinued Operations

On March 17, 2025, WOFE entered into a Termination Agreement for VIE Agreements (“Termination Agreement”) with Wuxi Wangdao, the VIE of the Company, Xiaofeng Gao and Lugang Hua, who are the shareholders of the VIE to terminate the VIE Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement among the parties dated on July 17, 2019. Upon the termination of the VIE Agreements, the Company and WOFE no longer controlled the VIE and its subsidiaries and their business operations, and Wuxi Wangdao has been deconsolidated thereafter.

On March 17, 2025, WOFE also entered into an Equity Interest Pledge Release Agreement (“Release Agreement”) with Wuxi Wangdao, Xiaofeng Gao and Lugang Hua to release the pledged equity interest of the VIE upon the termination of VIE Agreements. In addition, WOFE and Wuxi Wangdao entered into a Loan Repayment Agreement on March 17, 2025, pursuant to which Wuxi Wangdao agreed to repay the loan of RMB 10,700,000 (approximately $1.45 million) to WOFE by June 30, 2026 as part of consideration received for VIE termination. As of March 31, 2025, there was RMB 4,068,988 ($566,953) outstanding from Wuxi Wangdao, which was recorded as long-term related party receivable on the consolidated balance sheets.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Wuxi Wangdao transferred its 3% equity share in Fujian Pingtan Ocean Fishery Corporation to WOFE on December 17, 2024 by entering into an Equity Share Transfer Agreement. After the transfer, Wuxi Wangdao retained its long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd after termination of the VIE agreements, and WOFE started to pick up the investment interest from Fujian Pingtan Ocean Fishery Corporation. Due to the transfer took place before VIE termination, the transfer was completed under common control. Subsequently, as part of termination of VIE on March 17, 2025, the common control between WOFE and Wuxi Wangdao ceased to exist. According to ASC 810 and ASC 805, the transfer in December 2024 and VIE termination in March 2025 shall be treated as a single transaction. In the course of VIE termination, the Company engaged third party valuation specialist for evaluation of the fair value of long-term investment. As a result, the Company recognized the difference of $3,471,165 (RMB 24,916,714) between fair value of $13,159,074 and book value of $16,630,239. Upon completion of VIE termination, the Company has recognized a total loss of $4,602,415, including net loss from discontinued operations for the period from April 1, 2024 to March 17, 2025.

In accordance with ASC 205-20, the disposal of the VIE represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, and results of operations related to the VIE are reported as discontinued operations for this reporting period. The history consolidated financial statements including consolidated balance sheets for FY2024, and consolidated statements of operations and comprehensive income, and cash flows for FY2024 and FY2023, as stated above, have all been retrospectively adjusted to reflect discontinued operations’ impact.

Before the discontinued operations, the Group’s business had been directly operated by the VIE. For the years ended March 31, 2025 and 2024, the VIE contributed 13% and 100% of the Group’s consolidated revenues, respectively. The following table summarized operating results of the VIE for the period from April 1, 2024 through VIE termination date, and comparable prior periods for the year ended March 31, 2024 and 2023.

	As of March 17,	As of March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$15,554,868	$17,087,419
Accounts receivable, net	15,170	7,343
Prepayments and other current assets	5,286	2,819
Deferred expenses	204,322	878,654
Amounts due from related parties	—	939,450
Total current assets	15,779,646	18,915,685
Non-current assets:
Long-term investment	16,630,239	15,552,775
Property and equipment, net	489	495
Total non-current assets	16,630,728	15,553,270
TOTAL ASSETS	$32,410,374	$34,468,955
Current liabilities:
Taxes payable	1,492	1,082
Employee benefits payable	26,096	45,984
Deferred revenue-current	—	111,630
Other payables	243,692	162,090
Interest payable	1,734,270	992,701
Total current liabilities:	2,005,550	1,313,487
Non-current liabilities:
Long-term loans	13,096,934	13,250,516
Total non-current liabilities	13,096,934	13,250,516
TOTAL LIABILITIES	$15,102,484	$14,564,003

	From April 1, 2024	For the years ended March 31,
	to March 17, 2025	2024	2023
Revenue	$130,615	$1,999,056	$10,250,708
Net profit (loss)	$(1,451,327)	$462,886	$(18,310,962)

	From April 1, 2024	For the years ended March 31,
	to March 17, 2025	2024	2023
Net cash provided by (used in) operating activities	$(3,182,287)	$(1,500,154)	$148,162
Net cash provided by (used in) investing activities	—	4,788	(529,511)
Net cash provided by (used in) financing activities	—	—	—
Effects of exchange rate changes on cash	1,649,736	(559,935)	(1,127,433)
Net increase/(decrease) in cash and cash equivalents – Discontinued operations	$(1,532,551)	$(2,055,301)	$(1,508,782)

Upon disposal on March 17, 2025
USD
Net loss from Wuxi Wangdao at single entity level	$(1,451,327)
Loss from VIE termination:
Consideration received - RMB 10,700,000 loan repayment agreement	1,492,579
Fair value of 3% equity share of Fujian Fishery	13,159,074
Less: Carrying value of Wuxi Wangdao’s retained earnings	17,802,741
Loss due to VIE termination	(3,151,088)
Total Net loss from discontinued operation	$(4,602,415)

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Cash and cash equivalents

Cash consisted of the following:

	As of March 31,
	2025	2024
Cash on hand	$363	$367
Bank balances	1,217,396	744,994
Other monetary funds	209	211
Cash and cash equivalents – Continuing operations	1,217,968	745,572
Cash and cash equivalents – Discontinued operations	—	17,087,419
Total	$1,217,968	$17,832,991

5.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2025	2024
Accounts receivable, gross	$160,616	$162,500
Less: allowance for credit losses	(160,616)	(162,500)
Accounts receivable, net – Continuing operations	—	—
Accounts receivable, net – Discontinued operations	—	7,343
Total Accounts receivable, net	$—	$7,343

The credit losses are recorded in General and administrative expenses in the consolidated statements of operations and comprehensive income.

6.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of March 31,
	2025	2024
Prepaid service fees – Continuing operations	$53,461	$119,271
Prepaid service fees – Discontinued operations	—	881,473
Total	$53,461	$1,000,744

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Other receivables

	As of March 31,
	2025	2024
Others	$89,493	$88,208
Impairment	(58,510)	(59,197)
Other receivables – Continuing operations	30,983	29,011
Other receivables – Discontinued operations	—	4,734
Total	$30,983	$33,745

8.	Long-term investment

Long-term investment consists of investment in privately held company. The following table sets forth the changes in the Group’s Long-term investment:

	Investment-2	Investment-3	Total
	USD	USD	USD
Balance as of March 31, 2024	15,552,775	1,841,055	17,393,830
Balance as of March 31, 2024 – Continuing operations	—	1,841,055	1,841,055
Balance as of March 31, 2024 – Discontinued operations	15,552,775	—	15,552,775
Share gain (loss) from equity investments	1,265,357	(11,073)	1,254,284
Loss due to valuation	(3,471,165)	—	(3,471,165)
Impairment	—	(1,819,678)	(1,819,678)
Foreign currency translation adjustments	(187,893)	(10,304)	(198,197)
Balance as of March 31, 2025	13,159,074	—	13,159,074
Balance as of March 31, 2025 – Continuing operations	13,159,074	—	13,159,074
Balance as of March 31, 2025 – Discontinued operations	—	—	—

Investment-2: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% equity ownership of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), in the name of Wuxi Wangdao, with a total consideration of $13,096,934 (RMB94,012,410).

Fujian Fishery has 5 directors on its board. According to the shareholders minute, the Company appointed 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

Wuxi Wangdao transferred its 3% equity share in Fujian Pingtan Ocean Fishery Corporation to WOFE on December 17, 2024 by entering into an Equity Share Transfer Agreement. After the transfer, Wuxi Wangdao retained its long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd after termination of the VIE agreements, and WOFE started to pick up the investment interest from Fujian Pingtan Ocean Fishery Corporation. Due to the transfer took place before VIE termination, the transfer was completed under common control. Subsequently, as part of termination of VIE on March 17, 2025, the common control between WOFE and Wuxi Wangdao ceased to exist. According to ASC 810 and ASC 805, the transfer in December 2024 and VIE termination in March 2025 shall be treated as a single transaction. In the course of VIE termination, the Company engaged third party valuation specialist for evaluation of the fair value of long-term investment. As a result, the Company recognized the difference of $3,471,165 (RMB 24,916,714) between fair value of $13,159,074 and book value of $16,630,239. Upon completion of VIE termination, the Company has recognized a total loss of $4,602,415, including net loss from discontinued operations for the period from April 1, 2024 to March 17, 2025. As there’s no further impairment indicator, thus the Company didn’t recognize any impairment over Investment 2.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investment-3: The Company made a down payment to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) as a part of 60% share purchase and long-term investment. On August 5, 2022, the Group issued 791,667 shares to the two shareholders of Wuxi Talent as a part of the acquisition consideration, and on July 23,2023, the 791,667 shares were returned to the Company for cancellation. The paid cash consideration of $1,820,791 (RMB13,070,000) was used as investment in Wuxi Talent for 35% of all equity interest of Wuxi Talent by WOFE. In October 2023, the 35% of all equity interest of Wuxi Talent was transferred to WOFE.

Wuxi Talent has 3 directors on its board. According to the shareholders minute, the directors were elected by the shareholder meeting, and the Company has 35% voting right in the in the investee and has a significant influence over the operating and financial policies of Wuxi Talent.

The Company incurred a loss of $11,073 from Wuxi Talent for the year ended March 31, 2025, due to Wuxi Talent had a net loss for the year ended March 31, 2025. Since the depression of the macroeconomy, the Company predicted that Wuxi Talent would keep the status of loss and can’t seek any more financing for the next year. Thus, the company recognized the full impairment over Investment.

9.	Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2025	2024
Server hardware	$3,939	$3,985
Vehicles	95,767	96,890
	99,706	100,875
Less: accumulated depreciation	(64,591)	(46,940)
Impairment	—	—
Property and equipment, net – Continuing operations	$35,115	$53,935
Property and equipment, net – Discontinued operations	—	495
Property and equipment, net	35,115	54,430

The total impairment to property and equipment as of March 31, 2025 and March 31, 2024 were $0 and $5,579,631, respectively. The impairment all came from discontinued operations.

Additions to property and equipment for the year ended March 31, 2025 and 2024 were both nil. Disposals of property and equipment for the year ended March 31, 2024 had a gain of $1,546, all from discontinued operations, and no disposal for the year ended March 31, 2025.

Total depreciation expenses were $18,306 and $21,013 for the years ended March 31, 2025 and 2024, respectively. Depreciation expenses from discontinued operations were zero and $2,657 for the years ended March 31, 2025 and 2024, respectively.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Intangible assets, net

Intangible assets consisted of the following:

	As of March 31,
	2025	2024
Copyrights	$347,509	$351,585
	347,509	351,585
Less: accumulated amortization	(173,238)	(175,783)
Less: impairment	(174,271)	(175,802)
Intangible assets, net – Continuing operations	$—	$—
Intangible assets, net – Discontinued operations	—	—
Intangible assets, net	$—	$—

During the years ended March 31, 2025 and 2024, the Group had no pledged intangible assets.

Due to the significant deterioration in general economic conditions during the year ended March 31, 2024, the Company recognized the full impairment loss for the intangible assets related to vocational education, and the impairment loss for the year ended March 31, 2025 and 2024 was $0 and $175,802 respectively. The impairment all came from continuing operations.

Addition to intangible assets for the year ended March 31, 2025 and March 31, 2024 were both nil. There was no disposal of intangible assets for the year ended March 31, 2025 and March 31, 2024.

Amortization expenses were $0 and $70,112 for the years ended March 31, 2025 and 2024, respectively. The amortization expenses all came from continuing operations. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of March 31, 2025:

2026	$—
2027	—
2028	—
Total	$—

11.	Operating Right-of-use asset, net

	March 31,	Increase/	Exchange rate	March 31,
	2024	(Decrease)	translation	2025
Office lease - Shenzhen Wan	$—	$199,035	$(1,200)	$197,835
Total right-of-use assets, at cost	—	199,035	(1,200)	197,835
Less: accumulated amortization	—	(97,803)	590	(97,214)
Right-of-use assets, net – Continuing operations	$—	$101,232	$(610)	$100,621
Right-of-use assets, net – Discontinued operations	—	—	—	—
Right-of-use assets, net	$—	$101,232	$(610)	$100,621

The Company recognized lease expense for the operating lease right -of-use assets Shenzhen Wan for a 2 year period over a straight line basis. The Company recognized $97,803 ROU amortization expenses for the year ended March 31, 2025. As of March 31, 2025, the weighted average remaining lease term was 12 months and the weighted average discount rate use to determine lease liabilities was 3.45%.

During the fiscal years ended March 31, 2025 and 2024, the Company’s recognized rental expenses amounted $83,041 and $83,266, respectively, pertaining to short-term leases.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Accrued expenses

Accrued expenses consisted of the following:

	As of March 31,
	2025	2024
Accrued payroll	$330,812	$37,224
Accrued rental fee	167,358	65,607
Accrued Interest	12,000	—
Amount due to third parties	3,283	3,322
Other	3,160	323
Accrued expenses – Continuing operations	$516,613	$106,476
Accrued expenses – Discontinued operations	—	1,108,409
Total	$516,613	$1,214,885

13.	Bond due to related parties

On September 24, 2024, the Company entered into a one-year bond purchase agreement with Bin Fu, Xuejun Ji and Peng Wang, the management of the company, relating to the issue and sale of a bond in the principal amount of $200,000, $400,000, and $400,000, respectively, $1,000,000 in total, at a purchase price of $1,000,000. The annual interest rate is 6%, and the bond and related interest will be due on September 23, 2025. By the end of March 31, 2025, the Company received the principal amount of $200,000 from Bin Fu, and $400,000 from Xuejun Ji, and accrued related interest for the amount of $9,000 and $3,000, respectively. The bond does not have any conversion feature.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Revenue

Disaggregation of revenue

For the years ended March 31, 2025, 2024 and 2023, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. Revenue consisted of the following categories:

	For the years ended March 31,
	2025	2024	2023
Revenue from continuing operations:
Technical services revenue(2)	$893,690	$—	$1,073,036

Revenue from discontinued operations:
Online VIP membership revenue(1)	117,074	1,596,200	8,030,991
Online SVIP membership revenue(1)	4,286	379,655	2,157,514
Technical services revenue(2)	9,255	23,201	62,203
Total Revenue from discontinued operations	$130,615	$1,999,056	$10,250,708

(1)	The Group’s Online VIP membership revenue and Online SVIP membership revenue are principally derived from the rendering of vocational education services, as principal, to the online VIP and SVIP members(“members”) through an online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee per member. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee per member as well. The Company would then recognize the service revenue over the membership term for each customer member.

(2)	The Group also generates revenue as a principal from technology services including courseware development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the service period.

Contract balances – Discontinued operations

The following table provides information about the Group’s contract liabilities arising from contract with customers. The decrease in contract liabilities primarily resulted from the Group’s business decrease and the depressed economic environment.

	As of March 31,
	2025	2024
Deferred revenue-current	$—	$111,630
Deferred revenue-non-current	—	—
Total	$—	$111,630

	For the years ended March 31,
	2025	2024
Revenue recognized from deferred revenue balance	$111,005	$1,357,236

Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance. Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represent the amount of the transaction price for which service has not been performed. As of March 31, 2025, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $0. No further revenue related to the remaining performance obligations is to be recognized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Cost of revenue

Cost of revenue consisted of the following:

	For the years ended March 31,
	2025	2024	2023
Amortization expenses	$—	$38,183	$32,882
Employee compensation	180,331	96,913	146,602
Employee benefit expenses	10,990	9,366	10,281
Other	3,261	1,291	68
Cost of revenue – Continuing operations	$194,582	$145,753	$189,833

Cost of revenue – Discontinued operations	1,397,635	1,683,916	27,111,057

16.	Selling and general and administrative expenses

Operating expenses consisted of the followings:

	For the years ended March 31,
	2025	2024	2023
Selling and marketing expenses:
	$—	$—	$—
General and administrative expenses:
Employee compensation	$873,221	$214,277	$1,341,183
Consulting fees	63,413	98,315	264,800
Audit fees	354,800	305,000	258,500
Insurance fee	—	—	44,519
Daily expenses	133,490	100,147	105,446
Attorney fee	132,745	141,689	429,087
Investment relationship fee	9,129	41,990	51,889
Rental fee(1)	103,133	169,961	149,020
Employee benefit expenses	39,158	63,448	55,435
Depreciation expenses	18,306	18,356	18,969
Amortization of intangible assets	—	31,929	32,997
Entertainment	1,661	906	14,413
Credit losses on accounts receivable	—	162,028	—
Other	10,703	2,822	65,932
	$1,739,759	$1,350,868	$2,832,190

Operating expenses – Continuing operations	$1,739,759	$1,350,868	$2,832,190

Operating expenses – Discontinued operations	725,540	835,823	1,291,552

(1)	According to the rental agreement renewal clauses, every renew needs to be renegotiated separately, thus the lease term was less than 12 months and the Company recognized the rental expenses as expense for short-term leases.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Other income (expenses), net

Other income (expenses) consisted of the following:

	For the years ended March 31,
	2025	2024	2023
Cancellation of bonus liability	$—	$725,970	$—
Government grant	661	1,395	272
Other income (expenses), net	(3,736)	(3,455)	(2,310)
Total Other income (expenses) – Continuing operations	$(3,075)	$723,910	$(2,038)

Total Other income (expenses) – Discontinued operations	(20)	15,366	148,138

18.	Taxes Payable

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the years ended March 31, 2025 and 2024.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the years ended March 31, 2025 and 2024.

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

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2025 and 2024.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended March 31
	2025	2024
Current	$(53,048)	$—
Deferred	—	27,273
Income tax expense – Continuing operations	$(53,048)	$27,273

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended March 31, 2025, 2024 and 2023, respectively:

	For the years ended March 31,
	2025	2024	2023
Income before income taxes	$(2,925,989)	$(5,212,305)	$(2,468,891)
Tax rate	25%	25%	25%
Provision for income taxes at statutory tax rate	$(731,497)	$(1,303,076)	$(617,223)
Effect of tax-exempt entity	294,740	23,825	557,311
Effect of pervious year over-paid tax expenses	—	—	—
Effect of non-tax deductible expenses and loss	166	25	9
Effect of deductible prior year loss	—	—	(11,010)
Effect of tax loss not recognized	37,488	187,292	117,671
Effect of pervious year over-accrued tax expenses	—	—	—
Effect of investment income(loss)not recognized	(2,768)	271	3,725
Effect of impairment not recognized	454,919	1,064,390	76,649
Income tax expense	$53,048	$(27,273)	$127,132

Deferred tax assets	$1,580,716	$1,195,951	$194,711
Valuation allowance	(1,580,716)	(1,195,951)	(194,711)
Deferred tax assets, net	—	—	—
Deferred tax liability	—	—	28,241
	$—	$—	$28,241

There was no temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2025, thus no deferred income tax expense is recognized. The temporary difference in the financial statements for the year ended March 31, 2024 was derived from the net loss of WOFE, and the impairment to property, plant and equipment, intangible asset, account receivable and long term investment. The Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future, thus the valuation allowance was recorded to net off the deferred tax assets.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Taxes payable consisted of the followings:

	As of March 31,
	2025	2024
Income tax payable	$216,539	$189,588
VAT payable	2,591	3,889
Other tax payables	2,263	—
Total – Continuing operations	$221,393	$193,477

Tax payable – Discontinued operations	—	1,082

19.	Equity

Ordinary Shares

On August 5, 2022, the company issued the 791,667 shares as part of the purchase price of the acquisition of Wuxi Talent, which were subsequently returned to the Company and canceled in July 2023, see Note 8 for more details. Unless otherwise noted, all share and per share information has been adjusted to retroactively show the effect of the stock consolidation.

On March 3, 2023, the Company issued a one-year convertible bond with the original principal amount of $1,000,000.00 and 7% annual interest rate on a basis of a 360-day year. According to the agreement, if the closing bid price of ordinary shares of Company as reported by Nasdaq exceeds the Conversion Price at $1.82 per share for at least five consecutive days, all of the outstanding balances shall be automatically converted into ordinary shares (“Mandatory Conversion”). From March 27 to March 31, 2023, stock price exceeded $1.82 for five consecutive days, thus mandatory event was triggered on March 31, 2023, and the Company recorded this conversion into additional paid in capital for the year ended March 31, 2023, due to issuance of the common shares were not completed until subsequently after March 31, 2023. On April 3, 2023, the company issued 549,451 ordinary shares of par value $0.0002 per share at the conversion price of US$1.82 per the conversion terms to the lender, Fun and Cool Limited, with the total conversion amount in $1,000,000.00. The Company then reclassified an amount of $110 from additional paid in capital into common stock when the issuance of common shares was completed on April 3, 2023.

On May 10, 2024, 480,000 ordinary shares of par value $0.0002 per share were issued as stock compensation to Bin Fu, CEO, for 240,000 ordinary shares and to David Chen, CFO, for 240,000 ordinary shares. The shares were issued as equity-classified awards in accordance with ASC 718. The Company then increased ordinary shares at amount of $96 accordingly.

Warrants

In July 2020, we issued non-redeemable warrants to purchase an aggregate of 150,000 ordinary shares to underwriters in our initial public offering and certain of its affiliates. Such warrants are exercisable by the warrant holders, from December 27, 2020 to 5:00 p.m., Eastern time, June 30, 2025, to purchase, in whole or in part, up to 150,000 shares of our ordinary shares at a price of $6.00 per share and have cashless exercise options, subject to standard anti-dilution adjustments for share sub-divisions and similar transactions. As of March 31, 2025, no exercise of warrant has occurred.

On March 8, 2022, Skillful Craftsman issued to Tadpole Investing Carnival Limited, a British Virgin Islands company, a warrant to purchase the ordinary shares of Skillful Craftsman for an aggregate exercise price of no more than $10,000,000. Subject to certain limitations that are described below in this paragraph, up until January 3, 2025, the holder may exercise the warrant at the exercise price, which will be (x) $1.80 per share for any part of the warrant that is exercised between March 8, 2022 and January 3, 2023, (y) $2.50 per share for any part of the warrant that is exercised between January 4, 2023 and January 3, 2024, and (z) $3.00 per share for any part of the warrant that is exercised between January 4, 2024 and January 3, 2025, by delivering required documents to Skillful Craftsman. Without the prior written consent of Skillful Craftsman, the holder may not exercise the warrant for more than (i) $4,000,000 up until January 3, 2023, (ii) $7,000,000 up until January 3, 2024, and (iii) $10,000,000 up until January 3, 2025. As of March 31, 2025, no exercise of warrant has occurred.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Related parties

a)	The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Former chairman of the Board of Directors and Co-Chief Executive Officer, and 16.76% beneficial shareholder of the Company*
Bin Fu	Chairman of the Board of Directors and Chief Executive Office of the Company*
Xuejun Ji	Shareholder
Hunan Medical Star Technology Co., Ltd. ( Medical Star)	Joint venture
Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”)	Minority Owned Subsidiary of the Company
Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”)	Entity controlled by Xiaofeng Gao

*	On September 6, 2024, Mr. Xiaofeng Gao resigned as the chairman of the Board of Directors and Co-Chief Executive Officer of the Company and Mr. Bin Fu has become the sole Chief Executive Officer of the Company.

b)	The Company had the following related party balances with the related parties mentioned above:

	As of March 31,
	2025	2024
Amounts due to Xiaofeng Gao	$23,007	$2,196
Amounts due to Xuejun Ji	411,145	11,276
Amounts due to Bin Fu	239,007	39,464
Total	673,159	52,936

	As of March 31,
	2025	2024
Amounts due from Wuxi Wangdao	$660,539	$-
Total	660,539	-

c)	The Company had the following related party transaction with the related party mentioned above:

	For the Years Ended March 31,
	2025	2024
Expense paid by Xiaofeng Gao	$20,908	$—
Bond received from Xuejun Ji	400,000	—
Bond received from Bin Fu	200,000	—
Sales to Medical Star	—	17,235

The Group did not have other significant balances or transactions with its related parties in the years ended March 31, 2025 and 2024.

21.	Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi and Shenzhen in the PRC. As of March 31, 2025, the Group had no obligation under long-term financing lease requiring minimum rentals. As of March 31, 2025, the Group did not have additional operating leases that have not yet commenced.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Total operating lease expenses for the year ended March 31, 2025 was $103,133 from continuing operations and was recorded in general and administrative expense on the consolidated statements of operations.

As of March 31, 2025, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

April 2025 to March 2026	$102,512
April 2026 and after	—
Total	$102,512

22.	Subsequent events

The Group has evaluated subsequent events through August 8, 2025, the issuance of the consolidated financial statements. As announced in Form 6-K filed on July 3, 2025, the Company held an extraordinary general meeting on July 2, 2025, at which the shareholders of the Company approved: (i) the authorized share capital of the Company be increased from US$100,200 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 1,000,000 preference shares of US$0.0002 par value each to US$101,000 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 5,000,000 preference shares of US$0.0002 par value each by the creation of an additional 4,000,000 preference shares of US$0.0002 par value each (the “Share Capital Increase”), and (ii) immediately following the Share Capital Increase becoming effective, 1,000,000 preference shares of par value US$0.0002 be designated and issued to Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share of which he is the holder subject to the Certificate of Designation and Award Agreement (the “Preference Share Issue”, and together with the Certificate of Designation and Award Agreement, the “Preference Share Transaction”). The Group noted that other than this, there are no other significant subsequent events.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$207,511	$231,694
Deferred expenses	52,500	49,125
Prepayment and other current assets	—	70,000
Amounts due from subsidiaries and VIE	3,701,752	3,791,734
Amounts due from related parties	93,686	—
Investment in subsidiaries and VIE	10,595,038	17,358,111
TOTAL ASSETS	$14,650,487	$21,500,664
LIABILITIES
Current liabilities:
Amounts due to related parties	7,107	2,107
Amounts due to subsidiaries and VIE	—	—
Other payables	—	—
Accrued expenses and liabilities	297,405	—
Bond payable-current	600,000	—
TOTAL LIABILITIES	$904,512	$2,107

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,929,451 and 15,449,451 shares issued and outstanding as of March 31, 2025 and 2024, respectively	3,186	3,090
Additional paid-in capital	17,872,227	19,055,297
Statutory reserve	40,590	745,590
(Accumulated Deficit)/Retained earnings	(4,232,288)	3,389,754
Accumulated other comprehensive income/(loss)	62,260	(1,695,174)
TOTAL SHAREHOLDERS’ EQUITY	$13,745,975	$21,498,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,650,487	$21,500,664

Condensed statements of income

	For the years ended March 31,
	2025	2024	2023
General and administrative expenses	$(1,413,467)	$(825,582)	$(2,226,956)
Investment loss, net	—	—	—
Share of profit in subsidiaries and VIE	(6,155,143)	(4,629,554)	(18,678,368)
Others, net	(12,842)	732,990	(1,661)
Income before income tax provision	(7,581,452)	(4,722,146)	(20,906,985)
Provision for income tax	—	—	—
Net loss	$(7,581,452)	$(4,722,146)	$(20,906,985)

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed cash flow

	For the year ended March 31,
	2025	2024	2023
Net cash used in operating activities	$(624,183)	$(966,510)	$(1,779,420)
Net cash used in investing activities	—	—	(645,000)
Net cash provided by financing activities	600,000	—	1,000,000
Net increase/(decrease) in cash and cash equivalent	$(24,183)	$(966,510)	$(1,424,420)

Condensed statements of comprehensive income

	For the years ended March 31,
	2025	2024	2023
Net loss	$(7,581,452)	$(4,722,146)	$(20,906,985)
Other comprehensive income	107,698	(733,539)	(3,402,058)
Comprehensive income	$(7,473,754)	$(5,455,685)	$(24,309,043)

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

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statement.

