Form 20-F
period 2026-03-31
Skillful Craftsman Education Technology Ltd
filed 2026-08-12
CIK 1782309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. As of March 31, 2026, there were 16,199,451 ordinary shares outstanding, par value $0.0002 per share and 1,000,000 Series A Preference Share outstanding par value $0.0002.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☐

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires:

●	“we,” “us,” “our,” the “Company,” “our company” or similar terms refers to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company and its subsidiaries;

●	“Skillful Craftsman” refers to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company;

●	“Hong Kong subsidiary” or “Easy Skills” refers to Easy Skills Technology Limited, a wholly owned subsidiary of Skillful Craftsman in Hong Kong;

●	“Craftsman Wuxi” or “WOFE” refers to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of Skillful Craftsman in China through Hong Kong subsidiary;

●	“Jisen Information” refers to Shenzhen Qianhai Jisen Information Technology Ltd., a wholly owned subsidiary of Craftsman Wuxi in China;

●	“Kingway Cloud” refers to Wuxi Kingway Cloud Technology Co., Ltd., a wholly owned subsidiary of Wuxi Wangdao in China;

●	“Wuxi Talent Home” refers to Wuxi Talent Home Information Technology Co., Ltd., a minority owned subsidiary of Craftsman Wuxi in China;

●	“PRC subsidiaries” refers to Craftsman Wuxi, Jisen Information and Wuxi Talent Home;

●	“Skilland Digital” refers to Skilland Digital Intelligence Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of Skillful Craftsman.

●	“Singaporean subsidiary” refers to Le First Skillland Pte. Ltd., a 75% owned subsidiary of Skillful Craftsman;

●	“Giga Learning” or “U.S. subsidiary” refers to Giga Learning Inc., a wholly owned subsidiary of the Company and incorporated in the United States.

●	“VIE” or “Wuxi Wangdao” refers to Wuxi Kingway Technology Co., Ltd., that was the variable interest entity of the Company in China until March 17, 2025 when parties terminated the VIE Agreements;

●	“China” or the “PRC” refers to the People’s Republic of China;

●	“Renminbi” or “RMB” refers to the legal currency of the People’s Republic of China;

●	“U.S. dollars,” “dollars” or “$” refers to the legal currency of the United States;

●	“fiscal year 2024” refers to the fiscal year ended March 31, 2024; and

●	“fiscal year 2025” refers to the fiscal year ended March 31, 2025; and

●	“fiscal year 2026” refers to the fiscal year ended March 31, 2026.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at the exchange rate on March 31, 2026 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, that is RMB 6.9194 to $1.00.

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

Our Corporate Structure and previous Contractual Arrangements with VIE and Its Shareholders

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is not a Chinese operating company but a Cayman Islands exempted company with operations primarily conducted by its subsidiaries in China, which involves unique risks to investors. Neither Skillful Craftsman nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Wuxi Kingway Technology Co., Ltd. On March 17, 2025, Skillful Craftsman Network Technology (WUXI) Co. Ltd. entered into a Termination Agreement for VIE Agreements (“Termination Agreement”) with Wuxi Kingway Technology Co., Ltd., Xiaofeng Gao and Lugang Hua, who are the shareholders of the VIE to terminate the VIE Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement among the parties dated on July 17, 2019. Upon the termination of the VIE Agreements, the Company and WOFE no longer control the VIE and its subsidiaries and their business operations. On August 7, 2026, the Company entered into a Share Purchase Agreement (the “Agreement”) with Penguins Investing Carnival Ltd., a British Virgin Islands company (the “Buyer”) to transfer 100% equity interest of Easy Skill Technology Ltd. and all of its subsidiaries to the Buyer for a total price of $4.5 million (the “Purchase Price”), which shall be paid in two installments: (i) 20% of the Purchase Price shall be paid within 5 business days of the Agreement and (ii) 80% of the Purchase Price shall be paid within 1 year from the date of the Agreement (the “Transaction”). As of the date of this report, the Company has received the payment of 20% of the Purchase Price. Upon the closing of the Transaction, the Buyer shall become the 100% shareholder of Easy Skill Technology Ltd. and all of its subsidiaries. The Company is currently conducting their business primarily through Skilland Digital.

Doing Business in China

We face various legal and operational risks and uncertainties related to doing business in China. A significant part of the business operations in China are conducted through our subsidiaries in China and Hong Kong, and we are subject to complex and evolving PRC laws and regulations. The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We face risks relating to regulatory approvals on overseas listings, anti-monopoly regulatory actions and oversight on cybersecurity and data privacy, among others. On February 17, 2023, China Securities   Regulatory Commission (“CSRC”) released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and five supporting guidelines (collectively, the “New Overseas Listing Rules”), which took effect on March 31, 2023. According to the Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises, promulgated by CSRC and took effect on February 17, 2023, aiming to enforcing the New Overseas Listing Rules orderly, domestic enterprises that have completed overseas listings before the effective date of the new rules, or those whose applications for indirect overseas securities offering and listing have obtained approval from overseas regulators or overseas stock exchanges, with no need to re-perform the offering and listing regulatory procedures of such overseas regulators or overseas stock exchanges, and the overseas offering and listing being completed by September 30, 2023, are not required to file with CSRC immediately, but shall carry out filing procedures as required if they conduct overseas’ offerings or fall within other circumstances that requires filing with the CSRC. The regulatory actions undertaken by China’s government, including the New Overseas Listing Rules, the recent enactment of China’s new Data Security Law, and recent promulgation of Cybersecurity Review Measures, as well as the obligations to comply with Personal Information Protection Law and any other future laws and regulations may require us to incur significant expenses and could materially affect the ability to conduct the business, accept foreign investments or list on a U.S. or foreign exchange. These risks could result in a material adverse change in the business operations and the value of the securities we are registering for sale, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” in this annual report.

The Holding Foreign Companies Accountable Act

Our securities will be prohibited from trading if our auditor cannot be fully inspected by the PCAOB for three consecutive years pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. Our independent registered public accounting firm, Guangdong Prouden CPAs GP (“Prouden CPAs”) and it is not subject to such determinations announced by the PCAOB on December 16, 2021 which determinations were vacated on December 15, 2022. However, if it is determined in the future that the PCAOB is unable to inspect or investigate our auditor completely, or if our future audit reports are prepared by auditors that are not completely inspected by the PCAOB, our ordinary shares may be delisted or trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act. For more information on these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We could be delisted if it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor completely.”

Transfer of Cash to and from WOFE and VIE

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, is a Cayman Islands exempted company with operations primarily conducted by its subsidiaries. Cash was transferred through our organization in the manner as follows: (i) funds to Craftsman Wuxi, the WOFE, through our Hong Kong subsidiary, by additional capital contributions or shareholder loans, as the case may be; (ii) the WOFE may provide loans to the VIE, subject to statutory limits and restrictions; (iii) funds from the VIE to the WOFE are remitted as services fees; (iv) the WOFE may make dividends or other distributions to Skillful Craftsman through our Hong Kong subsidiary; and (v) intercompany borrowings between VIE and holding company.

The cash flows that occurred between the WOFE and the VIE, between our Cayman Islands exempted company and the VIE, between our Cayman Islands exempted company and our Hong Kong subsidiary, and between our Hong Kong subsidiary and the WOFE are summarized as follows:

	For the Year Ended March 31,
	2024	2025	2026
	US$
Cash paid by VIE to WOFE	12,173	—	—
Cash paid by WOFE to VIE	2,488	—	—
Cash paid by VIE to Cayman Islands exempted company	—	—	—
Cash paid by Cayman Islands exempted company to VIE	—	—	—
Cash paid by Cayman Islands exempted company to Hong Kong subsidiary	—	3,704	—
Cash paid by Hong Kong subsidiary to VIE	—	—	—
Cash paid by Hong Kong subsidiary to WOFE	—	—	—

By the end of March 31, 2026, the WOFE has cumulatively transferred RMB 4.0 million (approximately $582,098) to the VIE as repayment of the VIE’s loan to the WOFE in relation to the consideration for the WOFE’s acquisition of Wuxi Talent Home.

The above cash flows include all distributions and transfers between our Cayman Islands exempted company, our Hong Kong subsidiary, our Singaporean subsidiary, the WOFE and the VIE as of the date of this annual report.

We had stringent cash management policies dictating how funds are transferred throughout our organization. As required by our cash management policies, a substantial amount of cash generated from the operations must be deposited with designated reputable banks. Each cash transfer within our organization is in the forms of capital contributions, dividends or distributions, subject to approvals by the board of directors or shareholders of Skillful Craftsman, or is based on a contract or agreement. Any intra-organization investment agreement and the any contract with a contract value of over RMB 5 million must be approved by the board of directors of Skillful Craftsman, and cash transfers under such agreements and contracts must follow the established procedures adopted to ensure effective internal control over cash. To meet the liquidity needs of our Cayman Islands exempted company, our subsidiaries in their daily operations, there is no limit on the amount of cash that can be transferred through our organization. The cash should be primarily used to finance the daily operation of the subsidiaries and to support future business expansion. Any changes in our current cash management policies are subject to the approval of our board of directors.

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

Under our current corporate structure, we rely on dividend payments from our subsidiaries to fund any cash and financing requirements we may have. Current PRC regulations permit the WOFE to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. The WOFE may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WOFE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we had before in a manner that would materially and adversely affect the WOFE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the subsidiary to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

Risks Related to the Business and Industry

If we are not able to continue to attract and establish customers on our new business of artificial intelligence skills training, software development, artificial intelligence technology services, API interface services, our results of operations and prospects will be materially and adversely affected.

We have been transitioning from the business of vocational education and training platforms to the new business of artificial intelligence skills training, software development, artificial intelligence technology services, API interface services, and related product sales. We have incorporated Skilland Digital in Hong Kong to develop this new business. Therefore, our ability to continue to attract and establish customers is critical to the continued success and growth of the business. This in turn will depend on several factors, including the ability to develop new programs and systems to respond to changes in market trends and customers’ demands, manage the growth while maintaining consistent and high quality, broaden the relationships with strategic partners and market our apps and products effectively to a broader base of prospective customers. If we are unable to obtain and maintain the news customers, the net revenue may decline, which may have a material adverse effect on the business, financial condition and results of operations.

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

Our results of operations, including the operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of the operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of the business. Fluctuation in our operating results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly results include:

●	the ability to attract new customers, maintain relationships with existing customers, and expand into new territories in international market;

●	the amount and timing of operating expenses related to the maintenance and expansion of the business, operations and infrastructure;

●	general economic, industry and market conditions;

●	the emphasis on customer experience instead of near-term growth; and

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses.

Our subsidiaries face significant competition, and if they fail to compete effectively, our subsidiaries may not be able to gain market share, and the profitability may be adversely affected.

The artificial intelligence skills training, software development, artificial intelligence technology services, API interface services are rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. Our subsidiaries face competition in each type of products or services they offer and in each geographic market where they operate. Some of the competitors may be able to devote greater resources to the development, promotion and sale of their programs and services, respond more quickly to changes in customers’ needs, market trends or new technologies and have gained more experience in certain areas due to their longer operating history in this area.

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

Additionally, regulatory requirements on cybersecurity and data privacy in the PRC are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties concerning the scope of our responsibilities in this regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities and security regulations carried out within the territory of the PRC, however, such activities carried out outside the territory of the PRC that may affect national security will be subject to relative regulations, and the data processing activities that may affect national security shall be subject to a security review procedure. We are a Cayman Islands exempted company and the WOFE and Jisen Information, are considered foreign-invested enterprises. During the operation, we also need to collect, use, disclose, retain and secure data provided by the users. Any violation of the regulations of the Data Security Law of the PRC may face government enforcement actions and investigations, fines, penalties, suspension of the non-compliant operations, or removal of the application from the relevant application stores, among other sanctions, which could materially and adversely affect the business and results of operations. Furthermore, the Personal Information Protection Law of PRC was published on August 20, 2021 by the Standing Committee of the National People’s Congress and took effect on November 1, 2021, according to which processing outside the territory of PRC of personal information of natural persons within the territory of PRC for the purpose of providing products or services to such natural person shall be regulated, and the processing of personal information shall have a clear and reasonable purpose. When processing personal information, the related rules, purpose, method and scope shall be disclosed. Except for certain exceptional circumstances, a personal information processor shall only process and disclose the personal information of an individual with the consent of such individual.

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

We may evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance the existing business or develop new products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

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

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offerings and certain events of the Company under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

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

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

Our auditor Guangdong Prouden CPAs GP is based in China and not subject to the determinations announced by the PCAOB on December 16, 2021. However, whether the PCAOB will re-evaluate its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and to pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and related regulations, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares, Series A and Series B Preference Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one vote and each Series A Preference Share is entitled to 50 votes and Series B Preference Share is entitled to 200 votes. Each of the Series A or Series B Preference Shares may be converted into Ordinary Shares by its holder at a ratio of one-for-one. Currently, our Chairman and Chief Executive Officer Mr. Bin Fu, beneficially owns all of the 1,000,000 issued and outstanding Series A Preference Shares and Mr. Xuejun Ji owns 666,666 issued and outstanding Series B Preference Shares. As a result of this dual-class share structure, the holder of our Series B Preference Shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holder of Series B Preference Shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Share. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Ordinary Shares may view as beneficial.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Because more than 50% of the voting power for the election of our directors are controlled by Mr. Xuejun Ji, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for, exemptions from several of Nasdaq’s corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

We currently do not intend to rely on the corporate governance exemptions available to “controlled companies”, however, we may choose to rely on such exemptions in the future. Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as Mr. Xuejun Ji controls more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

Mr. Xuejun Ji will have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Mr. Xuejun Ji beneficially owns more than 50% of the voting power of our total issued and outstanding shares. As a result of his significant shareholding, Mr. Ji, has, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of voting power may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

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

If we were deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”), as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, and results of operations.

Under the Investment Company Act, absent an applicable exemption, a company generally will be deemed to be an “investment company” if (a) it is in the business of investing, reinvesting, owning, holding, or trading in securities and (b) it owns or proposes to acquire “investment securities” having a value exceeding 40% of its total assets (other than U.S. government securities and cash items) on an unconsolidated basis (such second prong, the “40% Test”). We do not believe that we or any of our subsidiaries are an “investment company” for purposes of the Investment Company Act, primarily in reliance on Section 3(b)(1) of the Investment Company Act because we are “primarily engaged” in a business other than that of investing, reinvesting, owning, holding or trading in securities.

We are engaged primarily in the business of artificial intelligence skills training, software development, artificial intelligence technology services, API interface services, and related product sales, and our historical development, public representations of policy, the activity of our officers and directors, the nature of our present assets, the sources of our present income, and the public perception of the nature of our business collectively support the conclusion that we are an operating company and not an investment company. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, is required to register as an “investment company” under the Investment Company Act.

We have made purchases of equity interest of other entities in order to promote and support our primary operating business. On August 7, 2026, the Company entered into a Share Purchase Agreement (the “Agreement”) with Penguins Investing Carnival Ltd., a British Virgin Islands company (the “Buyer”) to transfer 100% equity interest of Easy Skill Technology Ltd. and all of its subsidiaries including the equity interest of these entities. If we were otherwise deemed to meet the definition of an investment company under the Investment Company Act, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the U.S. Securities and Exchange Commission (the “SEC”), or modify our business and organizational structure to fall outside the definition of an investment company. Registering as an investment company would subject us to substantial regulation concerning management, operations, transactions with affiliates, and portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters. Accordingly, registration under the Investment Company Act would significantly affect our ability to operate as contemplated.

We intend to conduct our operations so that we will not be deemed an investment company. However, if it is determined later that the Company may not rely on Section 3(b)(1) or any other exemption under the Investment Company Act and we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and would have a material adverse effect on our business, financial condition, and results of operations. In addition, if we failed to register as an investment company when required to do so, we would be prohibited from engaging in certain business activities, and actions could be brought against us. Further, our contracts would be unenforceable unless a court were to find that under the circumstances enforcement would produce a more equitable result than non-enforcement and would not be inconsistent with the purposes of the Investment Company Act.

We monitor our holdings and structure our operations with the goal of maintaining compliance with the Investment Company Act and avoiding the need to register as an investment company. There can be no assurance that we will be able to successfully avoid being deemed as an investment company due to our previous ownership of equity interest of other entities. SEC may deem that we were an investment company under the Investment Company Act and impose sanctions on us, which could have a material adverse effect on our business.

Our previous indirect ownership of a 3% minority equity interest in a company subject to U.S. sanctions may expose us to enforcement actions, secondary sanctions designation and restrictions on access to U.S. capital markets.

Skillful Craftsman Network Technology (Wuxi) Co., Limited (“Craftsman Wuxi”), which is a subsidiary of Easy Skills that is being sold to an unrelated party pursuant to a Share Purchase Agreement dated August 7, 2026, holds a 3% minority equity interest in Fujian Pingtan Ocean Fisheries Group Co., Ltd. (“Pingtan”), a PRC company that was designated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) as a Specially Designated National (“SDN”) in December 2022.

Under the Global Magnitsky Regulations, all property and interests in property of designated persons that are in the United States, that come within the United States, or that are or come within the possession or control of any U.S. person are blocked and may not be transferred, paid, exported, withdrawn, or otherwise dealt in. The regulations prohibit both the provision of funds, goods, or services to or for the benefit of any blocked person, and the receipt of any contribution or provision of funds, goods, or services from any blocked person. OFAC issued general licenses permitting U.S. persons to divest Pingtan equity and wind down transactions with sanctioned vessels, but those general licenses expired on March 9, 2023. We did not divest our indirect interest in Pingtan until August 7, 2026 when Craftsman Wuxi that holds 3% equity interest of Pingtan is being sold to Penguins Investing Carnival Ltd., a British Virgin Islands company.

Although we are a Cayman Islands company with no offices, employees, or sales to customers in the United States, our shares are listed on NASDAQ, trades in our stock are executed through the U.S. trading system, and we engage U.S.-based professional service providers in connection with our SEC compliance obligations. Whether these contacts are sufficient to deem us a “person in the United States” subject to primary OFAC sanctions jurisdiction is not clearly addressed by existing regulations or judicial precedent. If we were determined to be a U.S. person for purposes of the Global Magnitsky Regulations, our continued financial transactions through intermediary entities with Pingtan could constitute a violation of the sanctions, including any receipt of dividends or other economic benefits from Pingtan and any disposition of the Pingtan equity without a specific license from OFAC.

Even if we are not deemed a U.S. person subject to primary sanctions, we may be exposed to secondary sanctions liability. OFAC has enforcement authority over non-U.S. persons who cause or conspire to cause U.S. persons to violate U.S. sanctions, or who engage in conduct that evades U.S. sanctions. The sale of the Pingtan equity without a specific OFAC license could result in violation of the sanctions if any proceeds flow to U.S. investors, although the proceeds were received in Hong Kong and we do not plan to send the proceeds to or use the proceeds in the U.S.

If OFAC were to determine that our conduct constitutes a secondary sanctions violation, we could ourselves be designated on the SDN list. Such a designation could result in enforcement actions against and have a material adverse effect on our business, financial condition, results of operations, and the value of our securities.

We are classified as a passive foreign investment company for fiscal year ended March 31, 2026, United States taxpayers who own our ordinary shares have adverse United States federal income tax consequences.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended March 31, 2026, we believe that we were classified as a passive foreign investment company, for the taxable year ended March 31, 2026. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

Our current memorandum and articles of association that we have adopted contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Our current memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares underlying the ordinary shares may be materially and adversely affected.

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

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws or any state, (2) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state, and (3) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are a Cayman Islands exempted company and substantially all of the assets are located outside of the United States. All of the current operations are conducted in China and Hong Kong. In addition, all of our current directors and executive officers are nationals or residents of China. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

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

We have incurred and will continue incurring additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company after the fiscal year ended March 31, 2026. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase the legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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

4.A. History and Development of the Company

Skillful Craftsman Education Technology Limited, or Skillful Craftsman, was incorporated on June 14, 2019 under the laws of Cayman Islands as an exempted company. Easy Skills Technology Limited, a limited liability company formed under the laws of Hong Kong, was a wholly owned subsidiary of the Company that is being sold to an unrelated third party pursuant to a Share Purchase Agreement on August 7, 2026. Easy Skills Technology Limited owns Skillful Craftsman Network Technology (Wuxi) Co., Limited, or Craftsman Wuxi, a limited liability company under the laws of the PRC. Craftsman Wuxi has a wholly owned subsidiary, Shenzhen Qianhai Jisen Information Technology Ltd., a limited liability company under the laws of the PRC and holds 3% equity interest of Fujian Pingtan Ocean Fishery Corporation, a limited liability company incorporated under the laws of the PRC and 35% equity interest of Wuxi Talent Home Information Technology Co., Ltd, a limited liability company formed under the laws of the PRC, which are all being sold along with Easy Skills Technology Limited to an unrelated third party pursuant to a Share Purchase Agreement on August 7, 2026. We also had a 75% owned subsidiary Le First Skilland Pte. Ltd., a limited liability company incorporated under the laws of Singapore which was sold to an unrelated third party in March 2026. On August 7, 2026, the Company entered into a Share Purchase Agreement (the “Agreement”) with Penguins Investing Carnival Ltd., a British Virgin Islands company (the “Buyer”) to transfer 100% equity interest of Easy Skill Technology Ltd. and all of its subsidiaries to the Buyer for a total price of $4.5 million (the “Purchase Price”), which shall be paid in two installments: (i) 20% of the Purchase Price shall be paid within 5 business days of the Agreement and (ii) 80% of the Purchase Price shall be paid within 1 year from the date of the Agreement (the “Transaction”). As of the date of this report, the Company has received the payment of 20% of the Purchase Price. Upon the closing of the Transaction, the Buyer shall become the 100% shareholder of Easy Skill Technology Ltd. and all of its subsidiaries. After the completion of the transfer of Easy Skills Technology limited, we will have two wholly owned subsidiaries: Giga Learning Inc., a limited liability company incorporated under the laws of USA and Skilland Digital Intelligence Limited, a limited liability company incorporated under the law of Hong Kong.

We began operations in China in 2013 and previously conducted most of our business through our variable interest entity, Wuxi Kingway Technology Co., Ltd. In 2013, Wuxi Kingway Technology Co., Ltd., or Wuxi Wangdao, was formed under the laws of the PRC to primarily engage in the business of online education and technology services. Due to restrictions imposed by PRC law on foreign ownership of companies engaged in the online value-added telecommunications business, we do not own any equity interest in the operations of Wuxi Wangdao. Instead, Skillful Craftsman relies on a series of VIE Agreements among Craftsman Wuxi, Wuxi Wangdao and Wuxi Wangdao’s nominee shareholders to consolidate the financial results of Wuxi Wangdao in the consolidated financial statements in accordance with U.S. GAAP. Skillful Craftsman relies on dividends and other distributions paid to it by Craftsman Wuxi, the WOFE, which in turn depends on the service fees paid to the WOFE from Wuxi Wangdao pursuant to the VIE Agreements. Wuxi Wangdao contributed 100% and 13% of our consolidated revenue for the fiscal years ended March 31, 2024 and 2025, respectively. It contributed 94% of the consolidated assets and 98% of the consolidated liabilities as of March 31, 2024, 0% of the consolidated assets and 0% of the consolidated liabilities as of March 31, 2025, due to the VIE termination on March 17, 2025, and Wuxi Wangdao has been deconsolidated thereafter. We do not have unfettered access to revenue of the WOFE and variable interest entity due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment.

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

On March 8, 2022, Skillful Craftsman issued to Tadpole Investing Carnival Limited, a British Virgin Islands company, a warrant to purchase the ordinary shares of Skillful Craftsman for an aggregate exercise price of no more than $10,000,000. Subject to certain limitations that are described below in this paragraph, up until January 3, 2025, the holder may exercise the warrant at the exercise price, which will be (x) $1.80 per share for any part of the warrant that is exercised between March 8, 2022 and January 3, 2023, (y) $2.50 per share for any part of the warrant that is exercised between January 4, 2023 and January 3, 2024, and (z) $3.00 per share for any part of the warrant that is exercised between January 4, 2024 and January 3, 2025, by delivering required documents to Skillful Craftsman. Without the prior written consent of Skillful Craftsman, the holder may not exercise the warrant for more than (i) $4,000,000 up until January 3, 2023, (ii) $7,000,000 up until January 3, 2024, and (iii) $10,000,000 up until January 3, 2025. As of the date of this annual report, no exercise of warrant has occurred and they have expired.

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

On March 17, 2025, WOFE also entered into an Equity Interest Pledge Release Agreement with the VIE, Xiaofeng Gao and Lugang Hua to release the pledged equity interest of the VIE upon the termination of VIE Agreements. In addition, the WOFE and the VIE entered into a Loan Repayment Agreement on March 17, 2025, pursuant to which the VIE agreed to repay the loan of RMB10.7 million (approximately $1.45 million) to the WOFE by June 30, 2026. The parties agreed that RMB 5 million plus interest of RMB535,000 shall be paid by June 30, 2025 and the remaining RMB 5.7 million plus interest of RMB285,000 shall be paid by June 30, 2026. On February 10, 2026, the parties entered into a Supplement Agreement to the Loan Repayment Contract to extend the repayment date to February 9, 2029 and Mr. Xiaofeng Gao and Mr. Lugang Hua used the 3,57,000 orindary shares of the Company that they own to pledge and guarantee the repayment.

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

On July 2, 2025, the shareholders of the Company approved that 1,000,000 preference shares of par value US$0.0002 be designated and issued to Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share and is convertible into one ordinary share of the Company at the holder’s option. The designation and grant were approved by the special committee of the Board of Directors of the Company (“Board”) at the Special Committee meeting held on May 23, 2025.

On July 15, 2025, the Company announced the change and migration of its domain from www.kingwayedu.cn to www.edtk.ai. This change aligns with the Company’s strategic pivot from online training towards educational technology innovation and artificial intelligence training, reinforcing its commitment to becoming an AI technology provider in the education industry.

On October 10, 2025, the Company held an extraordinary general meeting of the Company (the “Meeting”). At the Meeting, the shareholders of the Company: (i) in an ordinary resolution, approved to designate 4,000,000 authorised but unissued preference shares of par value US$0.0002 as “Series B Preference Shares” such that the holder of a Series B Preference Share shall have 200 votes for every Series B Preference Share of which he is the holder subject to the Certificate of Designation (“Share Designation”), and (ii) immediately following the Share Designation becoming effective, in an ordinary resolution, approved the Securities Purchase Agreement (the “Agreement”) by and between the Company and Mr. Xuejun Ji, and the issuance of 4,000,000 Series B Preference Shares to Mr. Xuejun Ji, pursuant to the Agreement (the “Series B Preference Share Issue”, and together with the Certificate of Designation and Agreement, the “Series B Preference Share Transaction”).

On March 25, 2026, the Company entered into a Securities Purchase Agreement (the “Agreement”) with Mr. Xuejun Ji (the “Purchaser”). Pursuant to the Agreement, the Company sold 4,000,000 Series B Preference Shares of the Company (the “Shares”) to Mr. Ji at a price of US$0.75 per share, for an aggregate purchase price of US$3,000,000. The Purchaser shall pay the total purchase price of $3,000,000 to the Company and the Company shall issue the applicable Shares in installments: (i) $500,000 for 666,667 Shares on or before March 31, 2026; (ii) $500,000 for 666,666 Shares on or before September 30, 2026; (iii) $1,000,000 for 1,333,334 Shares on or before December 31, 2026; and (iv) $1,000,000 for 1,333,333 Shares on or before March 31, 2027. Each Series B Preference Share has 200 votes at the general meeting of shareholders and is convertible into one ordinary share of the Company at the holder’s option. The designation and issuance of Series B Preference Shares were approved by the Board of Directors and the Company’s shareholders at its extraordinary general meeting held on October 10, 2025. As of the date of this report, Mr. Ji has paid the first installment of $500,000 and 666,667 Series B Preference Shares have been issued to Mr. Ji, which provided Mr. Ji actually control over the Company and controlling person has changed from Mr. Bin Fu, the Chief Executive of the Company to Mr. Ji since July 2026.

On August 3, 2026, the Company established Skilland Digital which will focus on four new business directions: software development, artificial intelligence technology services, API interface services, and related product sales.

On August 7, 2026, the Company entered into a Share Purchase Agreement (the “Agreement”) with Penguins Investing Carnival Ltd., a British Virgin Islands company (the “Buyer”) to transfer 100% equity interest of Easy Skill Technology Ltd. and all of its subsidiaries to the Buyer for a total price of $4.5 million (the “Purchase Price”), which shall be paid in two installments: (i) 20% of the Purchase Price shall be paid within 5 business days of the Agreement and (ii) 80% of the Purchase Price shall be paid within 1 year from the date of the Agreement (the “Transaction”). As of the date of this report, the Company has received the payment of 20% of the Purchase Price. Upon the closing of the Transaction, the Buyer shall become the 100% shareholder of Easy Skill Technology Ltd. and all of its subsidiaries. After the completion of the transfer of Easy Skills Technology limited, we will have two wholly owned subsidiaries: Giga Learning Inc., a limited liability company incorporated under the laws of USA and Skilland Digital Intelligence Limited, a limited liability company incorporated under the law of Hong Kong.

4.B. Business Overview

All of the business operations are conducted in China and Hong Kong through our subsidiaries.

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

Due to the decreased demand and changes in the market environment for online education services in China, the Company has been transitioning from online education services to educational technology innovation, artificial intelligence skills training, and the digital transformation of educational institutions since the end of 2024. The WOFE’s wholly owned subsidiary, Jisen Information, conducted most of the new business for the Company in China and recently launched its communication enrichment app ‘Sesame Chat’ on iOS platforms in China. The app employs proprietary AI technology to analyze communication contexts and relationship dynamics. As the launch of Seseame Chat has not achieved its business goal, the Company decided to focus its strategic initiative aiming at expanding the Company’s international presence and exploring new growth opportunities through its newly established subsidiary of Skilland Digital and will focus on four new business directions: software development, artificial intelligence technology services, API interface services, and related product sales.

Our revenue was $1.99 million in the fiscal year 2024, $1.02 million in the fiscal year 2025 and $0.01 million in the fiscal year 2026. The discontinued operation, former VIE, contributed to 100% and 13% of our consolidated revenue for the fiscal years ended March 31, 2024 and 2025, respectively. Revenue from the online education services provided by the VIE accounted for 98.8%, and 11.9%, respectively, of the revenue for the fiscal years ended March 31, 2024 and March 31, 2025. Revenue from technology services provided by the VIE, and together with revenue from services provided by Jisen Information accounts for the balance for the fiscal years ended March 31, 2024 and March 31, 2025. All the revenues of the Company were generated by Jisen Information for the fiscal year ended March 31, 2026.

Our Services

AI Products Operation

EDTK’s AI product focuses on communication skills enhancement through proprietary EQ-driven large language models (EQ-LLMs). The Company’s Communication Skills Learning (CSL) product is designed for non-real-time communication scenarios. Products such as communication assistants support users in improving interpersonal interactions in both personal and workplace contexts. Commercialization is driven through direct-to-consumer subscription models and enterprise licensing to corporate learning platforms. In February 2026, the Company developed first enterprise client for the CSL products which bring revenue RMB 100,000 each month in next 12 month. During the service period, the client is authorized to access in and use the subsequent derived AI products for internal corporate training and employee competency improvement.

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

The proprietary CSL product lineup is powered by vertical-domain large language models subject to specialized fine-tuning, which excel at emotion perception, conversational-logic modelling and utterance optimization. For enterprise-facing workflows including prospect outreach, deal discussions and cross-regional teamwork, the CSL-AI Assistant supplies customized communication frameworks and wording guidance. Its built-in multi-turn inference pipelines, tone-matching components and instant-feedback modules support businesses in boosting their workforce’s interpersonal-communication skills and delivering systematic corporate training.

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

The VIE has registered 45 software copyrights in relation to their platforms with the National Copyright Administration of the PRC, which it has licensed the Company to use for free as a part of the VIE Termination Agreements. Wuxi Talent Home has registered five copyrights, five trademarks and one domain name, rczj.cn, in the PRC. Jisen Information has registered two copyrights in the PRC. Giga Learning Inc. has registered one domain name, gigalearning.ai. Skillful Craftsman Education Technology Limited has registered two domain names, edtk.ai, in, and saseme.guide.

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

The Company’s Communication Skills Learning (CSL) products operate in the rapidly emerging AI-powered communication coaching and enterprise training market, which is expected to become increasingly competitive. The Company may face competition from large AI platform companies with advanced large language model capabilities, as well as specialized enterprise learning management system (LMS) providers and communication analytics software vendors.

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

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the PRC, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public network infrastructure. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT (in cases the services cover multiple provinces), or its provincial counterparts (in cases the services cover individual province).

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

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that foreign investors may not hold a majority equity interest in such joint ventures. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT to provide value-added telecommunication services in China, and the MIIT retain considerable discretion in granting such approvals.

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

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to the management system under the Negative List mentioned above. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access to foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE on July 5, 2000 (“Education Websites and Online Education Regulations”, already repealed on March 13, 2017), educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up an education website and online education school is subject to approvals from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, pursuant to which the administrative license for “online education schools” was maintained, while the administrative license for “educational websites” was not retained. Accordingly, Craftsman Wuxi, which holds ICP license for kingwayup.com website is not required to obtain approval to operate “educational websites” from the MOE. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished. On February 3, 2016, the State Council further promulgated the Decision on the Second Batch of Abolishing 152 Items of Administrative Examination and Approval Items Specified by the Central Government for Local Implementation, pursuant to which the administrative approval for “online education schools” was abolished, and based on which, the Ministry of Education promulgated the Circular on Strengthening Interim and Ex-post Supervision Following the Abolishment of Approval for Educational Websites and Online Education Schools on March 13, 2017, pursuant to which the Education Websites and Online Education Regulations were officially repealed.

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

Regulations on Publication and Distribution of Audio-Visual Programs through the Internet or Other Information Network

Under the Provisions on the Administration of the Publication Market, or Publications Market Measures, which was jointly promulgated by SAPPRFT and MOFCOM and became effective as of March 25, 2011 and was implemented on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-video products, and electronic publications,” and “distributing” is defined as “wholesale, retail, rental, exhibition and other activities,” respectively, under the Publication Market Measures. Any enterprise or individual that engages in the retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business. Where an entity or individual is engaged in the distribution of publications via the internet or other information networks, it or he/she shall obtain the operation permit for publications.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017 and was amended on October 28, 2025. The Cyber Security Law requires network operators, including online lending information intermediaries, to comply with laws and regulations and fulfill their obligations to safeguard the security of the network when conducting business and to provide services. The Cyber Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. The amended version stated that the State supports research on basic theories of artificial intelligence and the R&D of key technologies including algorithms, promotes the development of infrastructure such as training data resources and computing power, improves ethical norms for artificial intelligence, strengthens risk monitoring, assessment and safety supervision, and fosters the application and sound development of artificial intelligence. The amended version also strengthened and specified the penalty measures.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on June 4, 1991, and amended on December 20, 2001 and January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018 and was partly repealed on December 30, 2019, approval by SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified the foreign exchange-related registration required for foreign investors to acquire the equity interests of Chinese companies and further improve the administration of foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015 (partly repealed on December 30, 2019), cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015 (partly repealed on December 30, 2019 and further amended on March 23, 2023), provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered. The regulation repealed in 2019 was that foreign-exchange funds held in the special accounts for margin received from overseas and the special accounts for margin transferred from within the PRC shall not be settled into RMB for use.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016 and later amended on December 4, 2023, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being, while the RMB funds obtained from discretionary settlement under the capital account shall be included in the account pending for foreign exchange settlement and payment. The WOFE may only use the RMB funds obtained from foreign exchange settlement for expenditures under the current account within the business scope or the expenditure under the capital account permitted by laws and regulations. In addition, the WOFE are required to comply with the following provisions in using their foreign exchange receipts under the capital account and RMB funds obtained from foreign exchange settlement: (1) such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments (except for wealth-management products and structured deposits with a risk rating no higher than Level 2); (3) such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) such receipts and funds shall not be used for purchasing residential real-estate properties for non-own-use purposes (excluding enterprises engaged in real-estate development and operation or real-estate leasing and operation businesses). Where there is any agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope of such agreement and the contractual agreement shall not conflict with this Circular 16.

Under SAFE Circular 16, only FIEs with a registered business scope that includes investment activities are allowed to make domestic equity investments with their capital funds. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, later amended on December 4, 2023, which cancels such restriction. According to Circular 28, FIEs are allowed to make domestic equity investments with their capital funds subject to Negative List even though investment activities are not included in their registered business scope, with the condition that the projects invested thereby in China are true and compliant.

On April 10, 2020, SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8 (2020), which simplifies the procedures of domestic payments with the use of registered capital, foreign debt and overseas listing by qualified enterprises.

According to the Provisional Measures, the Administrative Rules on the Registration of Market Entities, which was promulgated by the State Council on July 27, 2021, became effective on March 1, 2022, and other laws and regulations governing the foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign-invested enterprise does not involve special access administrative measures prescribed by the PRC government.

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

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing is calculated based on a formula set forth under such regulation. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and at least three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits. According to PBOC Notice No. 9, after a transition period of one year from January 12, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. We will need to file the loans with SAFE in its information system in the event that Notice No. 9 Mechanism applies.

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

The Value-added Tax Law of the PRC (the “VAT Law”) was promulgated by the SCNPC on December 25, 2024, and took effective on January 1, 2026. The VAT Law mainly makes the following changes: (i) the legislative level upgrades from administrative regulations to national law to enhance stability and authority; (ii) clarify the scope of taxable transactions, in which the use of self-produced goods for collective welfare and the free transfer of financial products are regarded as taxable transactions, while the free provision of services, employee salary services, administrative and institutional fees, deposit interest income, etc. are clearly not taxable transactions; (iii) specify the taxpayer standards and classification, among which the small-scale taxpayers gains less than 5 million RMB annual taxable sales, and those who meet the conditions can choose to become general taxpayers; (iv) clarify the specific scope of zero tax rate for cross-border sales of services and intangible assets by domestic units and individuals; (v) enhance the management of input tax management, in which the catering services, daily services for residents and entertainment services purchased and directly used for consumption is not deductible; (vi) optimize the list of tax incentives to support small and micro enterprises and key industries. Although the above mentioned changes are made in the VAT Law, the VAT rate will stay still, and further detailed supporting regulations are yet to be introduced.

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

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7 (partly repealed on December 1, 2017 and December 29, 2017). Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such an arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, and the transferor fails to pay the tax, the tax authority may pursue the liability of the payer, except that the payer has submitted relevant documents according to the Circular 7 within 30 days upon signing the equity transfer agreement. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

On August 7, 2026, the Company entered into a Share Purchase Agreement (the “Agreement”) with Penguins Investing Carnival Ltd., a British Virgin Islands company (the “Buyer”) to transfer 100% equity interest of Easy Skill Technology Ltd. and all of its subsidiaries to the Buyer for a total price of $4.5 million (the “Purchase Price”), which shall be paid in two installments: (i) 20% of the Purchase Price shall be paid within 5 business days of the Agreement and (ii) 80% of the Purchase Price shall be paid within 1 year from the date of the Agreement (the “Transaction”). As of the date of this report, the Company has received the payment of 20% of the Purchase Price. Upon the closing of the Transaction, the Buyer shall become the 100% shareholder of Easy Skill Technology Ltd. and all of its subsidiaries.

4.D. Property, Plants and Equipment

Our principal executive offices are located at 7th Floor, West Lobby, Building 7B, Shenzhen Bay ECO-Technology Park, Nanshan District, Shenzhen, Guangdong Province, PRC. This office currently accommodates our management headquarters, research and development and general and administrative activities. Jisen Information rented this facility from a related party for an annual rent of RMB 780,000 (approximately $ 107,871.88). We consider our presently leased premises adequate to satisfy our operational requirements over the foreseeable future. Following the completion of the transfer of Easy Skills and its subsidiaries including Jisen Information, the Company intends to secure sufficient office space via new property leases by Skilland Digital.

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

During the fiscal year ended March 31, 2026, the Company’s operations were primarily conducted through Jisen Information Technology Co., Ltd. (“Jisen”), the wholly owned subsidiary of the Company’s wholly foreign-owned enterprise (“WFOE”) in the PRC. Jisen provides API portal services, through which enterprise clients access the Company’s proprietary AI-powered communication skills learning (“CSL”) intelligent communication auxiliary system remotely via exclusive application programming interface (“API”) ports. The CSL system enables clients to integrate AI-driven dialogue optimization capabilities into their applications for employee training, customer service, and sales communication scenarios. Clients are charged a fixed monthly service fee under service contracts, with revenue recognized ratably over the service period. API portal services accounted for 100% of the Company’s revenue in fiscal year 2026.

The Company historically operated online education services through its consolidated variable interest entities (“VIEs”). Following the deconsolidation of the VIEs during fiscal year 2025, the online education business was presented as discontinued operations, and the Company’s continuing operations are now focused on technology innovation, AI-powered communication solutions, and the digital transformation of enterprises and institutions.

Our revenue was $14,133 in the fiscal year 2026, $1.02 million in the fiscal year 2025 and $1.99 million in the fiscal year 2024. Revenue from API portal services provided by Jisen accounted for 100% of total revenue in fiscal year 2026. In fiscal year 2025, revenue from technology services provided by Jisen and our other subsidiaries and online education services provided by the previously consolidated VIEs, which were deconsolidated during fiscal year 2025, accounted for approximately 88.2% and 11.8% of total revenue, respectively. In fiscal year 2024, revenue from online education services provided by the VIEs accounted for 98.8% of total revenue, with the remainder from technology services provided by Jisen and our other subsidiaries. The online education services of the VIEs are presented as discontinued operations in the consolidated financial statements.

EDTK is a technology-driven education company with a historical focus on education technology and an evolving focus on AI-powered communication solutions and enterprise digital transformation. Following the deconsolidation of the VIEs and the discontinuation of the related online education business, the Company’s continuing operations are primarily focused on providing AI-powered communication, enterprise training and digital transformation solutions to enterprise and institutional clients.

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

On August 5, 2026, Skilland Digital Intelligence Limited (“Skilland Digital” or “Party B”), a wholly owned subsidiary of the Company entered into an AI Technology Service and Development Training Agreement (“Agreement”) with Souche Holdings Ltd. (“Souche Holdings” or “Party A”), pursuant to which Skilland Digital will provide Souche Holdings with training and support services for overseas development personnel based on AI services and insights, including but not limited to: target market dealer analysis, target market data insights, localized communication optimization, market expansion strategy support, and ongoing follow-up on training effectiveness. The term of the Agreement is from August 5, 2026 to August 4, 2027 and the monthly training and service fee is HK$150,000 (approximately $19,230). The business data, training records, learning data, and other data generated by Party A during the use of the service shall belong to Party A. Skilland Digital’s software source code, algorithm logic, AI product technical documentation, and related technology shall belong to Skilland Digital.

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

General Factors Affecting Our Results of Operation

Our results of operations and financial condition are affected by general economic conditions and the demand for AI-powered enterprise communication, training and digital transformation solutions in China. The businesses of our PRC subsidiaries may benefit from the increasing adoption of AI technologies, digital tools and cloud-based solutions by enterprises, as well as the continued development of China’s digital economy and internet infrastructure.

At the same time, our results are subject to changes in the regulatory regime governing China’s internet, data security, artificial intelligence and technology services industries. The PRC government regulates various aspects of internet-based and AI-related services, including applicable qualification, licensing, filing, data security and personal information protection requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Businesses of our PRC subsidiaries may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or the WOFE to liability or penalties, limit our ability to inject capital into WOFE, limit the WOFE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us, the WOFE or our PRC subsidiaries.”

In particular, the businesses of our PRC subsidiaries have benefited and expect to continue to benefit from the following recent trends in China’s enterprise AI and digital transformation market:

Growing Adoption of AI-Powered Communication Solutions in Enterprise Operations

AI technologies are increasingly being adopted by enterprises to enhance employee training, customer service and sales communication. By analyzing dialogue patterns, communication contexts and user interactions, AI-powered communication solutions can provide real-time suggestions and feedback to improve the clarity, consistency and effectiveness of communications. AI-powered tools can also help enterprises standardize communication workflows, reduce the time required for training and quality review, and support employees in responding to customer inquiries and conducting sales communications. These tools may improve operating efficiency and service quality while allowing enterprises to apply communication guidance across a larger number of employees and business scenarios.

The Company believes that the increasing demand for AI-enabled enterprise communication and training solutions may create opportunities for its AI-powered communication skills learning, or CSL, system. The Company’s CSL system is designed to support enterprise clients through API-based access and may be integrated into clients’ applications for employee training, customer service and sales communication purposes.

Results of Operations

Year Ended March 31, 2026 as Compared to Year Ended March 31, 2025— Continuing Operations

	For the Year Ended March 31,		Change
	2026	2025	Amount
	US$	US$	US$	%
Revenue	14,133	893,690	(879,557)	(98)
Cost of revenue	(6,996)	(194,582)	187,586	(96)
Gross profit	7,137	699,108	(691,971)	(99)
Operating expenses
Sales and marketing expenses	(12,991)	—	(12,991)	100
General and administrative expenses	(2,202,015)	(1,739,759)	(462,256)	27
Research and development	(434,854)	—	(434,854)	100
Total operating expense	(2,649,860)	(1,739,759)	(910,101)	52
Total loss from operations	(2,642,723)	(1,040,651)	(1,602,072)	154
Other income/(expenses)
Interest income	27,581	3,312	24,269	733
Interest expense	(49,482)	(12,000)	(37,482)	312
Investment income/(loss), net	13,138	(11,073)	24,211	(219)
Foreign currency exchange loss	—	(42,824)	42,824	(100)
Investment impairment loss	(5,305,764)	(1,819,678)	(3,486,086)	192
Credit loss impairment	(696,764)	—	(696,764)	100
Other income/(expenses), net	154,961	(3,075)	158,036	(5,139)
Loss before income taxes from continuing operations	(8,499,053)	(2,925,989)	(5,573,064)	190
Income tax expense	—	(53,048)	53,048	(100)
Net loss from continuing operations	(8,499,053)	(2,979,037)	(5,520,016)	185

Loss from discontinued operations, net of taxes	—	(1,451,327)	1,451,327	(100)
Loss on disposal of discontinued operations, net of taxes	—	(3,151,088)	3,151,088	(100)
Net (loss)/profit from discontinued operations	—	(4,602,415)	4,602,415	(100)

Net loss	(8,499,053)	(7,581,452)	(917,601)	12

Discontinued operations are presented separately in the consolidated financial statements and are not included in the following discussion of continuing operations.

Revenue

Revenue decreased by 98% from $0.9 million for the fiscal year 2025 to $14,133 for the fiscal year 2026. The decrease was primarily attributable to a significant reduction in revenue from software development, software sales and technology consulting services provided by our PRC subsidiaries in fiscal year 2026, compared with fiscal year 2025. During fiscal year 2026, we generated $14,133 of revenue from a 12-month AI-powered CSL services arrangement with an enterprise customer, which provides for monthly service fees of RMB100,000, excluding tax. This change was driven by the Group’s strategic business restructuring, whereby we will focus on AI and technology services as its core business going forward.

Cost of Revenue

Cost of revenue for fiscal year 2026 consisted primarily of salaries for technical staff and traffic expenses incurred from operating the CSL model. Cost of revenue decreased from $0.2 million in the fiscal year 2025 to $6,996 in the fiscal year 2026, representing a decrease of $0.2 million, or 96%. The decrease was consistent with the significant decrease in continuing-operations revenue from the Company’s historical technology service activities.

Operating Expenses

Operating expenses increased from $1.7 million for the fiscal year ended March 31, 2025 to $2.6 million for the fiscal year ended March 31, 2026, representing an increase of $0.9 million, or 52%. Operating expenses primarily consisted of sales and marketing expenses, general and administrative expenses and research and development expenses.

Sales and marketing expenses increased by 100% from nil for the fiscal year ended March 31, 2025 to $13 thousand for the fiscal year ended March 31, 2026, representing an increase of $13 thousand, or 100%. The increase was mainly incurred in connection with the operation of the CSL business.

General and administrative expenses increased by 27% to $2.2 million for the fiscal year 2026 from $1.7 million for the fiscal year 2025. The increase was primarily attributable to a $0.5 million increase in share-based compensation expense and a $0.2 million increase in attorney fees, which were primarily related to the annual audit and the issuance of Series B preference shares. These increases were partially offset by a $0.2 million decrease in employee compensation and benefits, primarily attributable to the reduction of executive compensation to a nominal amount during the fiscal year.

Research and development expenses were $0.4 million for the fiscal year ended March 31, 2026, compared to nil for the fiscal year ended March 31, 2025. The research and development expenses were incurred by Jisen in connection with the development of AI-related technology capabilities and products, including algorithm development, product functionality and related technology infrastructure. The increase reflects the Company’s strategic transition toward AI-powered technology solutions following the deconsolidation of the VIEs.

Investment Impairment Loss

Investment impairment loss increased by 192% from $1.8 million for the fiscal year ended March 31, 2025 to $5.3 million for the fiscal year ended March 31, 2026. The increase was primarily attributable to an impairment charge of approximately $5.3 million recognized on our 3% equity interest in Fujian Pingtan Ocean Fishery Corporation (“Pingtan”). Effective April 1, 2025, we relinquished our right to appoint a director to Pingtan’s board, thereby losing significant influence. Consequently, we discontinued the equity method of accounting and accounted for the investment as an equity security under the measurement alternative, measuring it at cost, less impairment, plus or minus observable price changes. In early August 2026, we entered into a binding agreement to dispose of Easy Skills together with its subsidiaries for an aggregate consideration of US$4.5 million to an independent third party. Excluding other working capital items held by the disposed subsidiaries whose fair values approximated carrying amounts, approximately US$8.2 million of the consideration was attributable to our investment in Pingtan. Because negotiations for this disposal commenced prior to March 31, 2026, the August 2026 transaction demonstrated the existence of an impairment indicator for the investment in Pingtan as of March 31, 2026. Accordingly, we recognized an impairment loss on our investment in Pingtan for the fiscal year ended March 31, 2026, writing down its carrying amount to its fair value. We utilized this agreed transaction price, together with other relevant inputs, in estimating the investment’s fair value as of March 31, 2026, resulting in the $5.3 million impairment loss.

Credit Loss Impairment

The credit loss impairment was primarily driven by a full impairment charge of approximately $0.7 million recorded against receivables due from former deconsolidated VIEs.

Other Income (Expense), Net

Net other income was $155 thousand for the fiscal year ended March 31, 2026, compared with net other expense of $3 thousand for the fiscal year ended March 31, 2025. The increase was primarily attributable to agreements entered into by certain executives to waive the cash portion of their compensation for prior years, which resulted in the cancellation of related bonus liabilities and the recognition of $150,000 of other income during fiscal year 2026.

Loss Before Tax

Loss before tax was $8.5 million for the fiscal year 2026, compared with loss before tax of $2.9 million for the fiscal year 2025.

Net Loss

As a result of the foregoing, we had a net loss from continuing operations of $8.5 million for the fiscal year 2026, representing a change of $5.5 million from a net loss from continuing operations of $3.0 million for the fiscal year 2025.

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

Sales and marketing expenses decreased from $0.24 million for the fiscal year ended March 31, 2024 to $0.21 million for the fiscal year ended March 31, 2025. The decrease was mainly because a $0.03 million decrease of the promotion fee.

General and administrative expenses increased by 16% to $ 2.3 million for the fiscal year 2025 from $1.9 million for the fiscal year 2024. The increase was mainly due to the transition to new business from VIE’s online education courses, that the Company increased the certain employees’ salary and bonus.

Investment Income, Net

Net investment income decreased from an income of $1.7 million for the fiscal year 2024 to a loss of $1.9 million for the fiscal year 2025, representing a decrease of $3.6 million, or 212%. The decrease was primarily the Company assessed the investments in Pingtan in the course of VIE termination as discontinued operation, and recognized loss of $3.5 million on the investment based on the fair value result according to the valuation report.

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

5.B. Liquidity and Capital Resources

As of March 31, 2026, March 31, 2025 and March 31, 2024, we had cash and cash equivalents of $0.2 million, $1.2 million and $17.8 million, respectively. Historically, we have financed our operations primarily through net cash generated from operations and proceeds from borrowings and other financing arrangements.

For the fiscal year ended March 31, 2026, net cash used in operating activities was $1.3 million, primarily reflecting cash outflows for ongoing operational expenses, including payroll and employee benefits, professional fees, lease obligations, research and development activities, and other general and administrative expenses. Our new business initiatives remained in their early stages during the fiscal year ended March 31, 2026, and did not generate sufficient operating cash inflows to fully cover these operational expenditures. Net cash provided by financing activities was $0.4 million, from the proceeds of notes issued to certain shareholders and directors of the Company.

Subsequent to fiscal year end, the Company issued 666,667 Series B Preference Shares to a shareholder for total cash consideration of $0.5 million. In addition, in early August 2026, the Company entered into a binding equity transfer agreement to dispose of its Hong Kong entity together with the Hong Kong entity’s subsidiaries for aggregate consideration of US$4.5 million, payable in installments. The initial installment of US$0.9 million (20%) has been paid in August 2026, with the remainder payable per the contractual schedule within one year. Based on these cash inflows, together with existing cash balances and anticipated operating cash flows, management concluded in accordance with ASC 205-40 that no substantial doubt exists regarding our ability to continue as a going concern.

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

Statement of Cash Flows

Year Ended March 31, 2026 as Compared to Year Ended March 31, 2025

	For the Year Ended March 31,
	2026	2025
	US$	US$
Net cash used in operating activities	(1,296,107)	(831,606)
Net cash (used in)/generated from investing activities	—	—
Net cash generated from financing activities	351,181	600,000
Effects of exchange rate changes on cash	(29,838)	704,002
Net cash (outflow)/inflow	(974,764)	472,396

Net Cash Used in Operating Activities

For the year ended March 31, 2026, net cash used in operating activities was $1.3 million for the year ended March 31, 2026, which was primarily due to (a) our net loss of $8.5 million as mainly adjusted for (i) shares issued as consideration for employee compensation of $1.1 million, (ii) impairment loss related to long term investment of $5.3 million and (iii) impairment loss related to amounts due from a related party of $0.7 million; (b) adjustments for changes in operating assets and liabilities primarily consisted of a decrease of $0.1 million in operating lease liabilities.

The increase in net cash used in operating activities was primarily driven by a decline in cash collections from customers, reflecting the ongoing strategic transition of our business model and the early-stage development of new initiatives that have not yet contributed material revenue. This top-line impact was further compounded by sustained level of operating expenditures—principally consisting of payroll and employee-related expenses, professional fees, lease obligations, and general administrative costs—which remained relatively fixed relative to the decline in cash inflows.

Net Cash (used in)/generated from Investing Activities

For the year ended March 31, 2026 and 2025, we had no cash flow from investing activities.

Net Cash Generated from Financing Activities

	For the Year Ended March 31,
	2026	2025
	US$	US$
Net cash generated from financing activities	351,181	600,000
Proceeds from bond issued	400,000	600,000
Proceeds from a related party	12,478
Repayment to related parties	(61,297)

For the year ended March 31, 2026 and 2025, we had a cash inflow from financing activities of $0.4 million and $0.6 million, respectively, which were mainly from the proceeds from bonds issued.

Year Ended March 31, 2025 as Compared to Year Ended March 31, 2024

	For the Year Ended March 31,
	2025	2024
	US$	US$
Net cash (used)/generated from operating activities	(831,606)	(2,660,100)
Net cash used in investing activities	—	4,788
Net cash generated from financing activities	600,000	—
Effects of exchange rate changes on cash	704,002	(510,483)
Net cash inflow	472,396	(3,165,795)

Net Cash Generated from Operating Activities

	For the Year Ended March 31,
	2025	2024
	US$	US$
Net cash generated from operating activities	(831,606)	(2,660,100)
Cash received of membership fees with service period within one-year	—	798,449
Cash received of membership fees with two-year service period	947,311	—
Cash received from other operating activities	—	368,766
Cash paid for goods and services	(733,400)	(2,534,140)
Cash paid for employees	(327,203)	(970,314)
Cash paid for income tax	(23,723)	—
Cash paid for other operating activities	(694,591)	(322,861)

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

Net Cash Generated from Financing Activities

	For the Year Ended March 31,
	2025	2024
	US$	US$
Net cash generated from financing activities	600,000	—
Proceeds from convertible bond	600,000	—

For the year ended March 31, 2025, we had a cash inflow from financing activities of $0.6 million which was from the proceeds from notes issued for $0.6 million. While for the year ended March 31, 2024, there is not any financing activities.

Material Cash Requirements

As of March 31, 2026, the Company’s existing lease contract for its Shenzhen premises had expired. Since March 31, 2026, the Group executed a new operating lease agreement for its Shenzhen office space with a lease term from April 1, 2026 to March 31, 2028, representing total future lease payments of $249,070, consisting of $93,401, $124,535 and $31,134 payable as of March 31, 2026, 2027 and 2028, respectively. As this lease commenced subsequent to March 31, 2026, no lease liability or right-of-use asset was recognized on our consolidated balance sheet as of March 31, 2026. While this undiscounted obligation is not recognized on our consolidated balance sheet as of March 31, 2026, it represents a contractual liquidity commitment that will result in future cash outflows over the lease term.

No material cash payment in the financial year of 2026.

There have been no material changes to our contractual obligations since March 31, 2025.

Off-Balance Sheet Arrangements

As of March 31, 2026, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as stockholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support, nor do we hold any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or research and development services with us.

Critical Accounting Policies

Please refer to Note 2 of the Consolidated Financial Statements included in this Form 20-F for details of our critical accounting policies of long-term investment, income taxes and expected credit losses.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. In the fiscal year ended March 31, 2026, we also made such judgments, estimates and assumptions. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

Valuation allowance for deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. The assumptions used in determining projected future taxable income require significant judgement. Actual operating results in future years could differ from our current assumptions, judgements and estimates. We establish a valuation allowance against deferred tax assets to the extent we believe that recovery is not likely.

The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. However, we expect to continue to incur losses over the next several years and expect not to have taxable income to utilize the deferred tax assets as of March 31, 2026 and 2025. We recorded $1,161,878 and $1,580,716 valuation allowance for deferred tax assets as of March 31, 2026 and 2025, respectively.

Impairment of long-term investment

Our long-term investments consist of investments in privately held company.

Our long-term investments in privately held companies are accounted for using either the equity method (when we exert significant influence, under ASC 323) or the measurement alternative (for equity securities without readily determinable fair values where we lack significant influence, measured at cost less impairment, adjusted for observable price changes under ASC 321). Evaluating these investments for impairment involves significant management judgment and critical accounting estimates. For equity method investments, we recognize an impairment loss when a decline in fair value below the carrying amount is determined to be other-than-temporary, based on critical judgments regarding the investee’s financial condition, operating trends, and our intent and ability to hold the investment until recovery. For investments under the measurement alternative, we perform a qualitative assessment at each reporting date to identify potential impairment indicators; if indicated, we estimate the investment’s fair value using critical inputs—such as valuation models, projected cash flows, discount rates, and transaction prices from recent share issuances or binding disposal agreements—and recognize an impairment loss equal to the excess of carrying value over fair value.

When quoted market prices are not available, the fair value of certain long-term investments is usually based on the present value of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants and observed market earnings multiples of comparable companies, if appropriate. Different assumptions could affect the timing and the amount of impairment of an investment in any period, those estimates and judgments may or may not ultimately prove appropriate.

As of March 31, 2026 and 2025, we recorded impairment of long-term investments of $5,305,764 and $1,819,678, respectively.

Allowance for expected credit losses

We maintain allowances for expected credit losses on our other receivables and amounts due from a related party, including both current and non-current portion, based on the expected credit loss model under ASC 326. We evaluate the credit risk of each receivable based on factors including the age of the receivable, the counterparty’s financial condition, historical collection experience, and forward-looking macroeconomic factors, which involves significant management judgment and uncertainty due to the unpredictability of customer payment behavior and volatility in economic conditions, and expected future conditions. We assess credit risk across different customer groups and incorporate forward-looking factors, such as expected economic conditions, to ensure our estimates remain robust. Uncollectible balances are written off after all collection efforts have been exhausted.

For the fiscal year ended March 31, 2026, we recognized a $696,764 provision for expected credit losses mainly consisting of receivables due from Wuxi Kingway ($93,686 classified as current and $566,853 as non-current). Despite share collateral provided by Mr. Xiaofeng Gao, management determined the balance to be impaired owing to Wuxi Kingway’s ongoing operational and liquidity challenges.

Item 6.	Directors, Senior Management and Employees

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Age	Position with our company
Bin Fu	45	Chief Executive Officer, Acting Chief Financial Officer, Director and Chairman of the Board
Peng Wang	50	Executive Director
Huiqing Ye	74	Director
Qin Zhang	40	Director
Shaowei Zhang	42	Director

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

Executive Officers and Directors

Bin Fu has been serving as our Co-Chief Executive Officer since May 2021 and Chief Executive Officer since September 6, 2023. Mr. Fu was also appointed as acting Chief Financial Officer (“CFO”) of the Company on August 8, 2026 until the new CFO is appointed and Mr. Fu receives no additional compensation for the position of acting CFO. Mr. Fu has served as a member of our board of directors (the “Board”) since June 2021 and as our Chairman of the Board on July 22, 2024. He has also been serving as one of the directors of Jisen Information since June 2021 and Le First Skilland Pte. Ltd. since March 2023. Mr. Fu has been dedicated to financial vocational education for more than 10 years. From July 2018 to April 2020, he served as the chief operating officer of Columbus Fintec, a leading SaaS provider that provides financial technology systems and software services in China. Mr. Fu was responsible for the overall operation and management of Columbus Fintec. During his tenure at Columbus Fintec, he presided over the design of the “G+ Smart Investment Risk Control System,” a breakthrough innovation by leveraging his profound understanding of the global financial market and professional trading field. From July 2016 to June 2018, Mr. Fu served as the chief trainer and chief risk officer at SilverStone Investment, where Mr. Fu actively explored cooperation opportunities with universities to cultivate more financial talents. Under his leadership, SilverStone Investment has collaborated with five universities and colleges in China, and introduced special financial training programs to more than 10,000 students. With extensive industry experience and strategic vision, Mr. Fu has provided financial adviser services to a number of listed educational companies. Mr. Fu has a bachelor’s degree in computer science from Beihang University, and a master’s degree from the National University of Defense Technology.

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

6.B. Compensation

For the fiscal years ended March 31, 2026, we paid an aggregate of $144,794 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Other than Ms. Qin Zhang and the directors who concurrently serve as our executive officers, we have not entered into any service agreements with our directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The executive officer may terminate his employment at any time with 30 days’ advance written notice if there is any significant change in his duties and responsibilities or a material reduction in his annual salary. In such a case, the executive officer will be entitled to receive compensation equivalent to 3 months of his base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to 3 months of base salary at a rate equal to the greater of his annual salary in effect immediately prior to the termination, or his then current annual salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for 3 months following the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him in connection with claims made by reason of him being an officer of our company.

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

6.C. Board Practices

Terms of Directors and Officers

Expiration of Term of Directors

Our officers are appointed by and serve at the discretion of our board of directors. Our directors are not subject to a set term of office and hold office until the next annual general meeting and until their successor is duly appointed or such time as they die, resign or are removed from office by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company). The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

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

Qin Zhang, Huiqing Ye and Shaowei Zhang serve as members of our Audit Committee. Ms. Qin Zhang serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Qin Zhang possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

6.D. Employees

We are currently headquartered in Shenzhen City, Guangdong Province, China, where 11 employees are based in Shenzhen City. We also have 2 employees based in Wuhu, Anhui Province and 2 employees based in Wuxi, Jiangsu Province. We and our subsidiaries had a total of 15 full-time employees as of March 31, 2026. The following table sets forth the number of the employees, categorized by function:

Number of
Function	Employees
Research and Development	8
Marketing	1
Finance and Accounting	3
General and administration	3
Total	15

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

6.E. Share Ownership

As of August 10, 2026, 16,199,451 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares, Series A Preference Shares and Series B Preference Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote, each Series A Preference Share is entitled to fifty (50) votes and each Series B Preference Share is entitled to two hundred (200) votes. As of August 11, 2026, 1,000,000 of Series A Preference Shares were issued and outstanding and 666,667 Series B Preference Shares were issued and outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 16,199,451 ordinary shares, 1,000,000 Series A Preference Shares and 666,667 Series B Preference Shares issued and outstanding as of August 10, 2026.

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 10, 2026 by:

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

	Ordinary Shares Beneficially Owned			Series A Preference Shares Beneficially Owned			Series B Preference Shares Beneficially Owned		Aggregated Voting Power
	Number of Shares (including Share Options)		Percentage of Shares	Number of Shares (including Share Options)		Percentage of Shares	Number of Shares (including Share Options)	Percentage of Shares	Number	Percentage
Directors and Executive Officers:
Bin Fu	330,000	(1)	2%	1,000,00	(1)	100%	—	—	50,240,000	25.61%
Peng Wang	90,000		0.5%	—		—	—	—	—	0.05%
Shaowei Zhang	—		—	—		—	—	—	—	—
Huiqing Ye	—		—	—		—	—	—	—	—
Qin Zhang	—		—	—		—	—	—	—	—

5% or Greater Shareholders:	Ordinary Shares Beneficially Owned		Series A Preference Shares Beneficially Owned		Series B Preference Shares Beneficially Owned		Aggregated Voting Power
	Number of Shares (including Share Options)	Percentage of Shares	Number of Shares (including Share Options)	Percentage of Shares	Number of Shares (including Share Options)	Percentage of Shares	Number	Percentage
Bin Fu(1)	330,000	2%	1,000,00	100%			50,330,000	25.61%
Xiaofeng Gao(2)	2,670,00	16.4%					2,670,000	1.36%
Xuejun Ji(3)	2,755,00	17%			666,667	100%	136,088,400	69.25%
Kuanying Zhang(4)	1,200,00	7.4%					1,200,000	0.61%
Lugang Hua(5)	900,000	5.6%					900,000	0.46%

(1)	Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board, owns 1,000,000 of the Company’s Series A Preference Shares, par value US$0.0002 and each Series A Preference Share is entitled to fifty (50) votes.

(2)	The business address of Xiaofeng Gao is: Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC 214000

(3)	Mr. Xuejun Ji owns 666,667 Series B Preference Shares, par value US$0.0002 and each Series B Preference Share is entitled to two hundred (200) votes. The business address of Mr. Xuejun Ji is Flat A, Floor 6th, Tower 1, Phase 2, Bel-Air, No.38 Bel-Air Avenue, Hong Kong.

(4)	The business address of Kuanying Zhang is: Room 1902, Building 1, Lanqiying Community, No. 101 Chengfu Road, Haidian District, Beijing

(5)	The business address of Lugang Hua is: Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC 214000

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of August 10, 2026, a total of 7,564,451 ordinary shares are held under CEDE & CO and none record holders in the United States held our ordinary shares. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Transactions with Related Parties

a)	The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao (“Mr. Gao”)	Former chairman of the Board of Directors and Co-Chief Executive Officer, and 15.52% beneficial owner of the Company*
Bin Fu	Chairman of the Board of Directors and Chief Executive Office of the Company*
Peng Wang	Director of the Company
Xuejun Ji	16.02% beneficial owner of the Company
Hunan Medical Star Technology Co., Ltd. ( Medical Star)	Joint venture
Wuxi Kingway Technology Co., Ltd. (“Wuxi Kingway”)**	Entity controlled by Xiaofeng Gao
Columbus Digital Technology (Shenzhen) Co., Ltd.	Entity controlled by Xuejun Ji

*	On September 6, 2024, Mr. Xiaofeng Gao resigned as the chairman of the Board of Directors and Co-Chief Executive Officer of the Company and Mr. Bin Fu has become the sole Chief Executive Officer of the Company.

**	Wuxi Kingway was a subsidiary of the Company before March 17, 2025 and deconsolidated from the Group upon the termination of the VIE Agreements on March 17, 2025. Since Wuxi Kingway is an entity controlled by Xiaofeng Gao, who is a major beneficiary owner of the Company, Wuxi Kingway becomes a related party to the Group thereafter.

b)	The Company had the following related party balances with the related parties mentioned above:

	As of March 31,
	2026	2025
Amounts due to related parties
Amounts due to Xiaofeng Gao (1)	$29,254	$23,007
Amounts due to Xuejun Ji (1)	—	11,145
Amounts due to Bin Fu (1)	—	39,007
Amounts due to Columbus Digital Technology (Shenzhen) Co., Ltd.(2)	79,759	—
Total	109,013	73,159

(1)	The amounts result from the arrangements with related parties for temporary advances for operating purpose. These transactions are unsecured, interest free without fixed maturity date and being due on demand.

(2)	The amount due to Columbus Digital Technology (Shenzhen) Co., Ltd. represents accrued rental payables arising from an operating lease arrangement for office premises. The lease term covered the period from April 1, 2024 to March 31, 2026. As of March 31, 2026 , the outstanding balance of $79,759 comprises unpaid rent for the lease period.

	As of March 31,
	2026	2025
Promissory note to related parties
Amounts due to Xuejun Ji	400,000	400,000
Amounts due to Bin Fu	200,000	200,000
Amounts due to Peng Wang	400,000	-
Total	1,000,000	600,000

Amounts owed to Xuejun Ji, Bin Fu and Peng Wang arise from promissory notes issued by the Company, which bear interest at 6% per annum.

	As of March 31,
	2026	2025
Amounts due from a related party
Amounts due from Wuxi Kingway(1)	$—	$660,539

(1)	As of March 31, 2026, the Group recorded a provision for expected credit losses on receivables due from Wuxi Kingway, which is collateralized by the pledge of shares owned by Mr. Gao, amounting to $660,539, of which $93,686 included in current portion and $566,853 included in non-current portion. Management concluded that such outstanding balances are not fully recoverable due to the prolonged business downturn and liquidity constraints experienced by Wuxi Kingway.

c)	The Company had the following related party transaction with the related party mentioned above:

	For the years ended March 31,
	2026	2025	2024
Advance from Xiaofeng Gao	12,478	20,908	—
Bond received from Xuejun Ji	—	400,000	—
Bond received from Bin Fu	—	200,000	—
Bond received from Peng Wang	400,000	—	—
Sales to Medical Star	—	—	17,235

During the fiscal year ended March 31, 2026, the Company’s recognized interest expenses amounted to $12,167, $22,684 and $14,631, respectively, pertaining to promissory notes payable to Bin Fu, Xuejun Ji and Peng Wang.

During the fiscal year ended March 31, 2026, the Company’s recognized interest income amounted to $26,430, pertaining to loan receivable from Wuxi Kingway Technology Co., Ltd.

During the fiscal year ended March 31, 2026, the Company recognized rental expenses of $102,729 pertaining to Columbus Digital Technology (Shenzhen) Co., Ltd.

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

Our authorized share capital consists of 500,000,000 ordinary shares, par value $0.0002 per share, and 5,000,000 preference shares, par value $0.0002 per share. As of the date of this report, 16,199,451 ordinary shares were issued and outstanding, 1,000,000 Series A Preference Shares and 666,667 Series B Preference Shares were issued and outstanding.

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

Series A Preference Shares

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

Series B Preference Shares

In accordance with the provisions of the Companies Act (As Revised) of the Cayman Islands and the amended and restated memorandum and articles of association of the Company (“Articles”), a Certificate of Designations was duly approved and adopted by the Board of Directors of the Company (“Board”) by way of unanimous written consent on September 5, 2025 and by the shareholders of the Company at an extraordinary general meeting of the Company held on October 10, 2025, pursuant to which 4,000,000 Series B Preference Shares, par value US$0.0002 per share (the “Series B Preference Shares”) were designated and authorized for allotment and issuance with the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

I.	Voting Right: At any general meeting of the Company, on a show of hands or poll, a holder of Series B Preference Shares present in person or by proxy, or if a corporation or other non-natural person by its duly authorised representative or proxy, shall have two hundred (200) votes for every fully paid Series B Preference Share held by such Member; and

II.	Conversion Rights: A Series B Preference Share is convertible into one (1) ordinary share of the Company, par value US$0.0002 per share (“Ordinary Share”) at any time at the written option of the holder thereof. The right to convert shall be exercisable by a holder of Series B Preference Shares by delivering a written notice to the Company that such holder elects to convert a specified number of Series B Preference Shares into Ordinary Shares. In no event shall: (a) Ordinary Shares be convertible into Series B Preference Shares; and (b) any Series B Preference Share convert into Ordinary Shares at a ratio that is less than one-for-one; and

III.	Transfer: The Series B Preference Shares are freely transferable and any Member may sell, transfer, assign or otherwise dispose of any of his Series B Preference Share to any person subject to and in compliance with the terms of the Articles. Upon registration in the register of members of the Company, the new holder of such Series B Preference Shares shall have the same rights as described in this Certificate of Designations with respect to the Series B Preference Shares of which he/she/it is a registered holder; and

IV.	Conversion: The conversion under paragraph II above shall be effected by way of a repurchase of the Series B Preference Shares held by the relevant Member and, on behalf of such Member, automatic application of such repurchase proceeds in paying for such new Ordinary Shares into which the Series B Preference Shares have been converted at a price per Series B Preference Share necessary to give effect to a conversion calculated on the basis that the Ordinary Shares to be issued as part of the conversion will be issued at par. The Ordinary Shares to be issued on a conversion shall be registered in the name of such Member or in such name as the Member may direct; and

V.	Other rights: All other rights of the Series B Preference Shares will be the same as the Ordinary Shares as set out in the Articles and any other preference shares authorized by the Company.

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

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

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

10.E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences for U.S. holders of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

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

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”) which was promulgated and took effect on February 20, 2009, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions to qualify for such a reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hong Kong ES may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WOFE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Urban Maintenance and Construction Tax

According to Urban Maintenance and Construction Tax Law of the PRC issued by the Standing Committee of the National People’s Congress on August 11, 2020, the rates of urban maintenance and construction tax shall be as follows: 7% for a taxpayer in a city, 5% for a taxpayer in a county town or town, 1% for a taxpayer living in a place other than a city, county-level town or town. The rate of urban maintenance and construction tax for each of Wuxi Wangdao, Craftsman Wuxi and Jisen Information is 7%, which is calculated based on the actually-paid amount of value-added tax, business tax and consumption tax.

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

Material United States Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. tax consequences to non-U.S. holders are not discussed here. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax / net investment income tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under applicable U.S. Internal Revenue Service authority, ordinary shares are considered readily tradeable for purposes of clause (1) above if they are listed on an established securities market in the United States, which presently includes the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law, regulation or interpretation after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess generally will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our current or accumulated earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in any offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year, and no assurance can be given regarding our PFIC status for any taxable year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares. Prospective investors should assume that PFIC status is uncertain and consult their own tax advisors regarding the PFIC rules and the consequences to them if we are or become a PFIC.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

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

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB7.2308 in the year ended March 31, 2024, US$1.00 for RMB7.1782 in the year ended March 31, 2025 and US$1.00 for RMB6.9194 in the year ended March 31, 2026. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S . dollar terms without giving effect to any underlying change in the business or results of operation.

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

Credit Risk

As March 31, 2026, we had cash of $0.24 million. Our cash is held at financial institutions in the PRC and the United States. While U.S. federal-chartered depository institutions are statutorily required to maintain FDIC deposit-insurance subject to coverage limits, certain limited-exception U.S. institutions are not subject to mandatory deposit-insurance requirements. Under the Deposit Insurance Ordinance (State Council Decree No. 660) of the PRC, banking institutions authorized to accept deposits are mandatorily required to join China’s deposit-insurance system, with statutory maximum payout limits and certain prescribed deposit exclusions.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of March 31, 2026. In making its assessment, management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

In connection with the preparation of our consolidated financial statements included in this annual report, following material weaknesses have been identified in our internal control over financial reporting:

1. lacked sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the reporting requirements set forth by the SEC.

2. lacked a formal risk assessment process and internal control framework over financial reporting necessary to identify, assess, and manage risks of material misstatement in its financial statements.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Remediation Initiatives” below. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of March 31, 2026 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Initiatives

For the fiscal year ended March 31, 2026, we continued to implement our preliminary remediation plan which was prepared to address the underlying causes of the material weakness described above. The preliminary remediation plan includes:

● hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience;

● expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations;

● engaging external advisors and consultants with GAAP and SEC reporting expertise to supplement our internal accounting resources and to assist in the review of complex accounting matters and the preparation of financial statements and related disclosures.

● developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes; and

● establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

Our management, including our Chief Executive Officer and Acting Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Item 16A.	Audit Committee Financial Expert

Our audit committee consists of Qin Zhang, Shaowei Zhang and Huiqing Ye. Our board of directors has determined that Qin Zhang, Shaowei Zhang and Huiqing Ye are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Ms. Qin Zhang meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the laws but also the spirit of the laws and regulations that apply to the business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on the website at www.edtk.ai within four business days following the amendment or waiver. During fiscal year ended March 31, 2026, no amendments to or waivers from the Code were made or given for any of our executive officers.

We have filed our code of business conduct and ethics as Exhibit 99.5 of our registration statement on Form F-1 (File Number: 333-237815), as amended, initially filed with the SEC on April 24, 2020.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Guangdong Prouden CPAs GP, our independent registered public accounting firm, for the year ended March 31, 2026 and by HTL International, LLC, our former independent registered public accounting firm, for the years ended March 31, 2025.

	Year Ended March 31,
	2026	2025
	US$	US$
Audit fees*	150,302	260,500

*	Audit Fees - This category includes the audit of our annual financial statements, review of financial statements included in our six months report and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

All services rendered by TPS Thayer, LLC prior to December 19, 2024, and as of and after December 19, 2024, by HTL International, LLC to the Company are permissible under any applicable laws and regulations. During fiscal year ended March 31, 2024, all services performed by TPS Thayer, LLC were approved in advance by the Audit Committee. During fiscal year ended March 31, 2025 and as of June 22, 2026, all services performed by HTL International, LLC were approved in advance by the Audit Committee. For the fiscal year ended March 31, 2026, all services performed by Guangdong Prouden CPAs GP were approved in advance by the Audit Committee.

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

On June 22, 2026, Skillful Craftsman Education Technology Limited (the “Company”) received a resignation letter from HTL International, LLC (“HTL International”) to resign as the Company’s independent registered public accounting firm, effectively immediately. Consequently, HTL International will not complete the audit or issue an audit report on the Company’s financial statements for the fiscal year ended March 31, 2026.

The audit report of HTL International on the consolidated financial statements of the Company for the fiscal year ended March 31, 2025 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended March 31, 2025 and through the subsequent interim period through June 21, 2026, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and HTL International on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to HTL International’s satisfaction, would have caused HTL International to make reference thereto in its report on the financial statements for such year, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2025.

On June 25, 2026, the Audit Committee (the “Audit Committee”) of Board of Directors of the Company approved the engagement of Guangdong Prouden CPAs GP (“Prouden CPAs”) to serve as the independent registered public accounting firm of the Company.

During the two fiscal years ended March 31, 2026 and through the subsequent interim period to June 25, 2026, neither the Company nor anyone on its behalf consulted Prouden CPAs with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Prouden CPAs that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

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

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Xuejun Ji, beneficially owns 666,667 Series B Preference Shares and is able to exercise over 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to rely on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted Nasdaq corporate governance rules.

See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—”We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies”.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this item are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Article of Association (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-39360) filed with the Commission on August 17, 2020).

2.1*	Description of Shares.

4.1	Exclusive Business Cooperation Agreement, dated July 17, 2019, by and between Craftsman Wuxi and Wuxi Wangdao (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.2	Exclusive Purchasing Right Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.3	Equity Interest Pledge Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao. (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.4	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Xiaofeng Gao. (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.5	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Lugang Hua (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.6	Letter of Spouse Consent by Xiaoping Zhou (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.7	Letter of Spouse Consent by Haiyin Shi (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.8	English translation of Service Agreement with China Adult Education Association, dated December 12, 2014, by and between Wuxi Wangdao and China Adult Education Association (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.9	English translation of Cooperation Agreement with China Adult Education Association, dated June 1, 2018, by and between Wuxi Wangdao and Higher Education Press Ltd. (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.10	English translation of Cooperation Agreement with China Adult Education Association, dated February 19, 2014, by and between Wuxi Wangdao and China Adult Education Association. (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.11	English translation of Promotion Agreement by and among Wuxi Wangdao, China Adult Education Association and Higher Education Press Ltd., dated June 6, 2018 (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.12	English translation of Cooperation Agreement with Jimei University, dated January 7, 2014, by and between Wuxi Wangdao and Jimei University (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-237815), as amended, initially filed with the SEC on April 24, 2020).

4.13	Equity Transfer Agreement dated May 25, 2021, by and between Wuxi Kingway Technology Co., Ltd. and Shenzhen Qianhai Jisen Information Technology Ltd. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on May 25, 2021).

4.14	Equity Transfer Agreement dated January 28, 2022, by and between Wuxi Kingway Technology Co., Ltd. and Wuxi Talent Home Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on January 31, 2022).

4.15	Supplementary Agreement to Equity Transfer Agreement dated February 23, 2022, by and among Wuxi Kingway Technology Co., Ltd., Skillful Craftsman Network Technology (Wuxi) Limited and Wuxi Talent Home Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on February 24, 2022).

4.16	Warrant to Purchase Ordinary Shares of Skillful Craftsman Education Technology Limited dated March 8, 2022, by and between Skillful Craftsman Education Technology Limited and Tadpole Investing Carnival Limited (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-39360) furnished to the SEC on March 21, 2022).

4.17	Convertible Note Purchase Agreement, dated March 2, 2023, between Skillful Craftsman Education Technology Ltd. and FUN AND COOL LIMITED (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on March 3, 2023).

4.18	Amendment Agreement to Equity Transfer Agreement by and among Skillful Craftsman Network Technology (Wuxi) Limited, Wuxi Talent Home Information Technology Co., Ltd. and certain shareholders of Wuxi Talent Home dated July 21, 2023 (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on July 27, 2023).

4.19	Executive Employment Agreement by and between Skillful Craftsman Education Technology Limited and Bin Fu dated September 6, 2023. (incorporated herein by reference to Exhibit 99.1 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on September 12, 2023)

4.20	Executive Employment Agreement by and between Skillful Craftsman Education Technology Limited and Dawei Chen dated September 6, 2023. (incorporated herein by reference to Exhibit 99.2 to our current report on Form 6 K (File No. 001 39360) furnished to the SEC on September 12, 2023)

4.21	Director Agreement by and Between the Company and Qin Zhang dated September 20, 2024 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on September 23, 2024).

4.22	Promissory Note Purchase Agreement by and Between the Company and Purchasers dated September 24, 2024 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on September 26, 2024).

4.23	Form of Note (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on September 26, 2024)

4.24	Employment Letter by and between the Company and Bin Fu on December 13, 2024 (incorporated herein by reference to Exhibit 4.24 to our current report on Form 20-F furnished to the SEC on August 8, 2025)

4.25	Employment Letter by and between the Company and Dawei Chen on December 13, 2024 (incorporated herein by reference to Exhibit 4.25 to our current report on Form 20-F furnished to the SEC on August 8, 2025)

4.26	Employment Letter by and between the Company and Peng Wang on December 13, 2024 (incorporated herein by reference to Exhibit 4.26 to our current report on Form 20-F furnished to the SEC on August 8, 2025)

4.27	Technology Consulting Service Agreement by and between Shenzhen Qianhai Jisen Information Technology Co., Ltd.and Beijing Puda Education Technology Co., Ltd. on October 21, 2024 (incorporated herein by reference to Exhibit 4.27 to our current report on Form 20-F furnished to the SEC on August 8, 2025)

4.28	Technology Service Agreement by and between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Prepshine Holdings Co., Limited on October 22, 2024 (incorporated herein by reference to Exhibit 4.28 to our current report on Form 20-F furnished to the SEC on August 8, 2025)

4.29	Consulting Agreement for Enterprise Management and Commercial Information by and between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Tianhao (China) Investment Co., Ltd. on October 23, 2024 (incorporated herein by reference to Exhibit 4.29 to our current report on Form 20-F furnished to the SEC on August 8, 2025)

4.30	Software Purchase Agreements for the Smart Office Resource Allocation and Management System by and between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and five subsidiaries of Lihua Family Education Technology (Beijing) Co., Ltd. December 15, 2024 (incorporated herein by reference to Exhibit 4.30 to our current report on Form 20-F furnished to the SEC on August 8, 2025)

4.31	Termination Agreement for VIE Agreements dated March 17, 2025 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on March 19, 2025)

4.32	Equity Interest Pledge Release Agreement dated March 17, 2025 (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on March 19, 2025)

4.33	Technology Consulting Service Agreement between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Beijing Puda Education Technology Co., Ltd. dated March 31, 2025. (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on April 4, 2025)

4.34	Technology Service Agreement between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Prepshine Holdings Co., Limited dated March 31, 2025. (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on April 4, 2025)

4.35	Preference Share Stock Award Agreement by and between the Company and Bin Fu (incorporated herein by reference to Annex B of the Exhibit 99.1 to our current report on Form 6 K furnished to the SEC on May 30, 2025).

4.36

Employment Agreement by and between the Company and Bin Fu dated October 1, 2025 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on October 7, 2025)

4.37	Employment Agreement by and between the Company and Dawei Chen dated October 1, 2025 (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on October 7, 2025)

4.38	Amendment Agreement to Promissory Note Purchase Agreement by and Between the Company and Purchasers dated December 19, 2025. (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on December 29, 2025)

4.39	Form of Amended and Restated Promissory Notes (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on December 29, 2025)

4.40	Securities Purchase Agreement by and between Skillful Craftsman Education Technology Limited and Xuejun Ji dated March 25, 2026 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on March 27, 2026)

4.41	Employment Agreement by and between Skillful Craftsman Education Technology Limited and Bin Fu dated May 1, 2026 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on May 7, 2026)

4.42	The Second Amendment Agreement to Promissory Note Purchase Agreement by and Between the Company and Purchasers dated June 25, 2026. (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on July 1, 2026)

4.43	Form of the Second Amended and Restated Promissory Notes (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 K furnished to the SEC on July 1, 2026)

4.44	AI Technology Service and Development Training Agreement by and between Skilland Digital Intelligence Limited and Souche Holdings Ltd. dated August 5, 2026 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 K furnished to the SEC on August 7, 2026)

4.45*	English Translation of Share Purchase Agreement by and between Skillful Craftsman Education Technology Limited and Penguins Investing Carnival Ltd dated August 7, 2026

4.46*	Loan Agreement by and between Nenggong Network Technology (Wuxi) Co., Ltd.and Wuxi Wangdao Technology Co., Ltd. dated March 17, 2026.

4.47*	Supplement Agreement to the Loan Repayment Contract by and among Nenggong Network Technology (Wuxi) Co., Ltd., Wuxi Wangdao Technology Co., Ltd., Xiaofeng Gao, Lugang Hua and VStock Transfer, LLC

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to 99.5 of the Registration Statement on Form F-1 (File Number: 333-237815), as amended, initially filed with the SEC on May 18, 2020)

12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certifications of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of V&T Law Firm

15.2*	Consent of Maples and Calder (Cayman) LLP

15.3*	Consent of TPS Thayer, LLC

15.4*	Consent of HTL International LLC

15.5*	Consent of Guangdong Prouden CPAs GP

16.1	Letter from TPS Thayer, dated December 26, 2024. (incorporated herein by reference to Exhibit 16.1 to our current report on Form 6 K furnished to the SEC on December 27, 2024).

16.2	Letter from HTL International, LLC, dated June 26, 2026. (incorporated herein by reference to Exhibit 16.1 to our current report on Form 6 K furnished to the SEC on June 26, 2026)

19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to our annual report on Form 20-F filed with the SEC on August 19, 2024)

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on August 19, 2024)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed as an exhibit hereto.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

/s/ Bin Fu
	Name:	Bin Fu
	Title:	Chairman of Board of Directors and Chief Executive Officer

Date: August 12, 2026

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Skillful Craftsman Education Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Skillful Craftsman Education Technology Limited (the “Company”) as of March 31, 2026, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2026.

Guangzhou, China

August 12, 2026

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020

Sugar Land, Texas

August 16, 2024

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2026	2025
ASSETS
Current assets:
Cash	$243,204	$1,217,968
Prepayments and other current assets	53,888	53,461
Other receivables	8,411	30,983
Amounts due from a related party, current	—	93,686
Total current assets	305,503	1,396,098
Non-current assets
Long-term investment, net	8,225,637	13,159,074
Property and equipment, net	17,552	35,115
Operating Right-of-use asset, net	—	100,621
Amounts due from a related party, non-current	—	566,853
Total non-current assets	8,243,189	13,861,663
TOTAL ASSETS	$8,548,692	$15,257,761
LIABILITIES
Current liabilities
Taxes payable	$219,298	$221,393
Amounts due to related parties	109,013	73,159
Accrued expenses	425,297	516,613
Operating Lease Liability-current	-	100,621
Promissory note to related parties	1,000,000	600,000
Total current liabilities	1,753,608	1,511,786
Non-current liabilities
Total non-current liabilities	—	—
TOTAL LIABILITIES	$1,753,608	$1,511,786
COMMITMENTS AND CONTIGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 16,199,451 and 15,929,451 shares issued and outstanding as of March 31, 2026 and March 31, 2025, respectively	3,240	3,186
Preference shares, par value $0.0002 per share, 5,000,000 shares authorized; 1,000,000 and 0 shares issued and outstanding as of March 31, 2026 and March 31, 2025, respectively	200	-
Additional paid-in capital	19,072,173	17,872,227
Statutory reserve	40,590	40,590
Accumulated deficit	(12,731,341)	(4,232,288)
Accumulated other comprehensive income	410,222	62,260
TOTAL SHAREHOLDERS’ EQUITY	6,795,084	13,745,975
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,548,692	$15,257,761

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended March 31,
	2026	2025	2024
Revenue	$14,133	$893,690	$—
Cost of revenue	(6,996)	(194,582)	(145,753)
Gross profit/(loss)	7,137	699,108	(145,753)

Operating expenses:
Selling and marketing expenses	(12,991)	—	—
General and administrative expenses	(2,202,015)	(1,739,759)	(1,350,868)
Research and development	(434,854)	—	—
Total operating expenses	(2,649,860)	(1,739,759)	(1,350,868)
Total loss from operations	(2,642,723)	(1,040,651)	(1,496,621)
Interest income	27,581	3,312	11,455
Interest expense	(49,482)	(12,000)	—
Investment income / (loss)	13,138	(11,073)	(1,085)
Foreign currency exchange loss	—	(42,824)	(115,247)
Investment impairment loss	(5,305,764)	(1,819,678)	(4,334,717)
Credit loss impairment	(696,764)	—	—
Other income (expenses), net	154,961	(3,075)	723,910
Loss before income taxes from continuing operations	(8,499,053)	(2,925,989)	(5,212,305)
Income tax (expense)/credit	—	(53,048)	27,273
Net loss from continuing operations	$(8,499,053)	$(2,979,037)	(5,185,032)

(Loss)/profit from discontinued operations, net of taxes	—	(1,451,327)	462,886
Loss on disposal of discontinued operations, net of taxes	—	(3,151,088)	—
Net (loss)/profit from discontinued operations	—	(4,602,415)	462,886

Net loss	(8,499,053)	(7,581,452)	(4,722,146)

Other comprehensive income/(loss):
Foreign currency translation adjustment	347,962	107,698	(733,539)
Total comprehensive loss	$(8,151,091)	$(7,473,754)	$(5,455,685)

Net loss per ordinary share, basic and diluted
From continuing operation	$(0.51)	$(0.19)	(0.34)
From discontinued operation	$—	$(0.29)	0.03
Weighted average number of shares, basic and diluted	16,769,492	15,876,848	15,444,947

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Series A Preference Shares		Additional paid-	Statutory	Retained earnings/(accumulated	Accumulated other comprehensive (loss)/
	Shares	Amount	Shares	Amount	in cap	reserve	deficit)	income	Total
Balance as of March 31, 2023	14,900,000	2,980	—	—	$19,055,407	$745,590	$8,111,900	$(961,635)	$26,954,242
Net loss for the year	—		—	—	—	—	(4,722,146)	—	(4,722,146)
Mandatory conversion of convertible note	549,451	110	—	—	(110)	—	—	—	—
Foreign currency translation adjustment	—		—	—	—	—	—	(733,539)	(733,539)
Balance as of March 31, 2024	15,449,451	3,090	—	—	$19,055,297	$745,590	$3,389,754	$(1,695,174)	$21,498,557
Net loss for the year	—	—	—	—	—	—	(7,581,452)	—	(7,581,452)
Shares issued to management	480,000	96	—	—	436,704	—	—	—	436,800
Appropriation to statutory reserve	—	—	—	—	—	40,590	(40,590)	—	—
Disposal of VIE	—	—	—	—	(1,619,774)	(745,590)	—	1,649,736	(715,628)
Foreign currency translation adjustment	—	—	—	—	—	—	—	107,698	107,698
Balance as of March 31, 2025	15,929,451	3,186	—	—	$17,872,227	$40,590	$(4,232,288)	$62,260	$13,745,975
Net loss for the year	—	—	—	—	—	—	(8,499,053)	—	(8,499,053)
Stock-based compensation	270,000	54	1,000,000	200	1,199,946	—	—	—	1,200,200
Foreign currency translation adjustment	—	—	—	—	—	—	—	347,962	347,962
as of March 31, 2026	16,199,451	3,240	1,000,000	200	19,072,173	40,590	(12,731,341)	410,222	6,795,084

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2026	2025	2024
Cash Flows from Operating Activities
Net loss	$(8,499,053)	$(7,581,452)	(4,722,146)
Less: net loss from discontinued operations	—	(4,602,415)	462,886
Net loss from continuing operations	(8,499,053)	(2,979,037)	(5,185,032)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	18,459	18,306	18,356
Amortization of intangible assets	—	—	70,112
Amortization of operating right-of-use assets	102,079	97,803	166,872
Loss from long-term investment	—	11,073	1,085
Interest income from loans to a related party	(26,430)	—	—
Impairment loss related to long-term investment	5,305,764	1,819,678	—
Impairment loss related to intangible asset	—	—	175,802
Credit loss impairment related to amounts due from a related party	696,764	—	—
Impairment loss related to goodwill	—	—	4,171,039
Allowance for credit losses on accounts receivable	—	—	162,500
Shares issued as consideration for employee compensation	1,050,350	436,800	—
Changes in operating assets and liabilities:
Accounts receivables	—	—	287,033
Prepayments and other current assets	(427)	63,838	(9,155)
Amounts due from related parties, non-current	—	(566,853)	-
Other receivables	22,572	—	—
Amounts due from a related party	—	(93,686)	—
Interest payable	49,482	—	—
Amounts due to a related party	77,997	20,223	(1,652)
Accrued expenses	9,052	410,136	(707,425)
Taxes payable	(2,095)	27,916	(56,418)
Operating lease liability	(100,621)	(97,803)	(224,822)
Deferred tax liabilities	—	—	(28,241)
Net cash used in operating activities – continuing operations	(1,296,107)	(831,606)	(1,159,946)
Net cash used in operating activities – discontinued operations	—	(3,182,287)	(1,500,154)
Net cash used in operating activities	(1,296,107)	(4,013,893)	(2,660,100)

Cash flows from investing activities
Net cash provided by investing activities – discontinued operations	—	—	4,788
Net cash generated from investing activities	$—	$—	$4,788

Cash flows from financing activities
Proceeds from bond issued	400,000	600,000	—
Proceeds from due to a related party	12,478
Repayment to related parties	(61,297)
Net cash provided by financing activities – Continued operations	351,181	600,000	—
Net cash generated from financing activities	$351,181	$600,000	$—

Effects of foreign currency translation	(29,838)	2,353,738	(510,483)
Effects of foreign currency translation – Continuing operations	(29,838)	704,002	49,453
Effects of foreign currency translation – Discontinued operations	—	1,649,736	(559,936)

Net decrease in cash	(974,764)	(1,060,155)	(3,165,795)
Net (decrease) / increase in cash and cash equivalents – Continuing operations	(974,764)	472,396	(1,110,493)
Net decrease in cash and cash equivalents – Discontinued operations	—	(1,532,551)	(2,055,302)

Cash and cash equivalents at beginning of year – continuing operations	1,217,968	745,572	1,856,065
Cash and cash equivalents at beginning of year – discontinued operations	—	17,087,419	19,142,721
Cash at beginning of period	1,217,968	17,832,991	20,998,786

Cash and cash equivalents at end of the period including discontinued operations	243,204	16,772,836	17,832,991
Less: Cash and cash equivalents at end of the period – discontinued operations	—	15,554,868	17,087,419
Cash and cash equivalents at end of year – continuing operations	$243,204	$1,217,968	$745,572

Supplemental disclosures of cash flow information
Cash paid for income taxes	$6,442	$23,723	—

Non-cash transactions
Mandatory conversion of convertible note	—	—	110

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company” or “the Group”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Group operates its business primarily through its subsidiaries established in the PRC. The Group is currently engaged in the provision of AI algorithm consulting and AI-powered communication learning services. The Company’s shareholders approved the full termination of all VIE contractual arrangements at an extraordinary general meeting. All termination and equity pledge release agreements were formally executed and became effective on March 17, 2025. Upon termination, all equity pledges held by the WOFE over the VIE’s shares were fully released, and the Group lost all contractual control rights over Wuxi Kingway Technology Co., Ltd. (“Wuxi Kingway”)’s business, assets and cash flows. The VIE was fully deconsolidated under ASC 810, with its previously recorded restricted net assets excluded from current period computation.

Details of the Company’s consolidated subsidiaries were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the	Principal
Name of Entity	incorporation	incorporation	Company	activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding
Shenzhen Jisen Information Tech Limited (“Jisen Information”)	December 8, 2014	PRC	100%	Financial education and services
Giga Learning Inc (“GIGA”)	November 19, 2024	USA	100%	Vocational education

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

c)	Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance of credit losses of accounts receivable, current and non-current amounts due from related parties, prepayments and other receivables, valuation of share-based compensation and valuation of long-term investments, valuation allowance for deferred tax assets, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, and discount rates applied in measuring right-of-use assets and lease liabilities.

d)	Cash

Cash includes cash on hand, bank accounts, interest bearing savings accounts. The Group maintains most of the bank accounts in the PRC. As of March 31, 2026 and 2025, the Group’s bank deposits were held in financial institutions located in the PRC. Bank deposits held in the PRC are insured by the Deposit Insurance Scheme administered by the People’s Bank of China, which provides coverage up to RMB 500,000 per depositor per insured institution. The Group maintains its bank accounts with reputable financial institutions and, based on information currently available to management, believes that the risk of loss arising from bank failure is remote. To date, the Group has not experienced any losses in such accounts.

e)	Accounts receivable, net

Accounts receivable represent revenue recognized for the amounts due from customers for revenue recognized when the Group has satisfied its performance obligation and recognized revenue. These receivables are uncollateralized, which include amounts earned less payments received and allowances for expected credit losses. Management continually monitors and adjusts its allowances associated with the Group’s receivables to address any credit risks associated with the accounts receivable, and periodically writes off receivables when collection is not considered probable. The Group does not charge interest on past due accounts. When uncertainty exists as to the collection of receivables, the Group records an allowance for expected credit losses and a corresponding charge to expected credit losses expense.

f) Expected credit losses

Commencing April 1, 2023, the Group adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. ASC 326 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their expected credit loss estimates. Pursuant to ASC 326, an allowance for expected credit losses for financial assets is carried at amortized cost to present the net amount expected to be collected as of the balance sheet date.

Such allowance is based on expected credit losses expected to arise over the life of the financial asset’s contractual term, which includes consideration of accounts receivable, prepayments and other current assets, current and non-current amounts due from related parties, other receivables, etc. Assets are written off when the Group determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for expected credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date.

Following the adoption of this guidance, no cumulative-effect adjustment in accumulated deficit was recognized as of April 1, 2023. The adoption of ASC 326 did not have an impact on the Group’s financial statements. The Group pools financial assets based on similar risk characteristics to estimate expected credit losses. The Group estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Group has adopted an aging schedule and individual method to calculate expected credit loss and considered the relevant factors of the historical and future conditions of the Group to make reasonable estimation of the loss rate. The Group’s allowance for credit losses was $696,764 and $160,616 respectively as of March 31, 2026 and March 31, 2025.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

When the Group loses significant influence over an investee while retaining its equity interest, equity method accounting is discontinued prospectively as of the date significant influence is lost, with no restatement of prior period financial statements. The total carrying amount of the investment under the equity method, including the Group’s cumulative share of the investee’s profit or loss, dividends received, historical impairment charges and related accumulated other comprehensive income, serves as the initial cost basis of the financial asset reclassified under ASC Topic 321, Investments—Equity Securities. No gain or loss is recognized upon the reclassification. Indicators of the loss of significant influence include the forfeiture of contractual rights to appoint board directors, together with the absence of other indicators of significant influence such as material recurring intercompany transactions, exclusive technical dependency and voting agreements.

These privately held equity securities do not have readily determinable fair values, and the Group elects the measurement alternative practical expedient under ASC Topic 321, Investment—Equity Securities (“ASC 321”) for subsequent measurement. The Group applies the measurement alternative to equity securities without readily determinable fair values. Under this alternative, the investments are measured at cost, less impairment, if any, adjusted for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, with all resulting adjustments recorded in net income; the updated fair value becomes the new cost basis for subsequent measurement. For investments denominated in Renminbi, the exchange rate as of the reclassification date is retained as the baseline conversion rate; the exchange rate is only updated upon impairment recognition or fair value remeasurement, and all resulting foreign exchange fluctuations are recorded in net income.

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

For a lessee, an operating lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on systematic method reflects how the underlying asset will be used by and benefits the lessee over the lease term.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

k)	Fair value of financial instruments

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

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants in the principal or most advantageous market as of the measurement date.

The carrying amounts of the Group’s short-term financial instruments — including cash, other receivables, amounts due from related parties, prepaid expenses and other current assets, accounts payable, amounts due to related parties, related party promissory notes, and other current liabilities — approximate their respective fair values due to their short-term maturities. The carrying amounts of the Group’s long-term interest-bearing receivables approximate their respective fair values as the interest rates applied are commensurate with current market rates for similar instruments.

In addition, the Group’s long-term investment measured under ASC321 was impaired on March 31, 2026 to the fair value determined based on the amount attributable to contractual sale prices set forth in a fully executed purchase and sale agreements. Accordingly, the fair value measurement of the investment is classified within Level 2 of the fair value hierarchy.

l)	Revenue recognition

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

Historically, the Company’s revenue was principally derived from technology services, including software development and comprehensive cloud services provided to private companies, academic institutions and government agencies, which were recognized over time throughout the service period. Also, the Company generated revenue from software system sales for the purpose of intelligent office operation, resource scheduling and management for private companies in PRC, which were recognized upon the time the customer signs the acceptance note. Prior to the termination of the VIE structure on March 17, 2025, the Company also generated revenue from online VIP and SVIP membership education services through an online education platform operated by Wuxi Kingway. Such membership education services were recognized over time throughout the membership period. Upon the termination of the VIE structure, the Company ceased providing the online VIP and SVIP membership education services.

During the fiscal year ended March 31, 2026, the Company provided AI API integration and communication technical services via its proprietary CSL intelligent communication system. Because customers do not have the contractual right to take possession of the software, nor can they host the software independently or through a third-party vendor, the arrangement is accounted for as a service contract rather than a software license. The services generally have a contract term of 12 months and are accounted for as a single performance obligation satisfied over time because the customer simultaneously receives and consumes the benefits of the services as they are provided. Revenue is recognized on a straight-line basis over the service term, which faithfully depicts the pattern of transfer of the services to customers. The transaction price generally consists of fixed monthly service fees. The Company does not provide material refunds, rebates, credits, or other forms of variable consideration. However, the contracts include service-level remedies for qualifying system downtime. Any resulting service fee abatements are considered variable consideration. Based on the Company’s historical experience, such abatements have been nil or immaterial, and the Company does not expect their inclusion in the transaction price to result in a significant revenue reversal. Accordingly, no material reduction to the fixed monthly service fee is estimated at contract inception. At each month-end, management reviews system records and customer communications for qualifying downtime and adjusts revenue for any applicable abatement or service-period extension. No material abatements or service-period extensions were identified for the year ended March 31, 2026. The contracts do not contain a significant financing component because the period between payment and the transfer of services is one year or less. The Company acts as principal because it controls the services before they are transferred to customers and therefore recognizes revenue on a gross basis.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Accounts receivable represents revenues recognized for the amounts when the Group has satisfied its performance obligation and has unconditional right to the payment. A contract asset is recorded when the Group transfers a good or service to the customer before being unconditionally entitled to the consideration payment. The contract liabilities consist of advances from customers, which represent the cash received for services in advance of revenue recognition and is recognized as revenue when the Group fulfills its performance obligation.

Other than accounts receivable, no contract assets were recorded on consolidated balance sheets as of March 31, 2025 and 2026, respectively. The Group’s contract liabilities amounted to $nil and $nil as of March 31, 2025 and 2026, respectively. Revenue of $1,357,236, $111,055 and $nil was recognized from the contract liabilities balance for the years ended March 31, 2024, 2025 and 2026, respectively.

Transaction price allocated to remaining performance obligation

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less. As of March 31, 2025 and 2026, all revenue contracts with customers have an original expected duration of one year or less.

m)	Employee welfare benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of $77,318 and $101,196 for the years ended March 31, 2026 and 2025, respectively.

The Company grants share-based compensations to the management. The ordinary shares of the Company will be vested on the maturity date as assigned on bonus letter to the management, subject to there remaining in the continuous service of the Company or its affiliates on such date. The Company recorded employee benefit expenses over the period of service-term as assigned in the bonus letter.

n)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, marketing and promotion costs were $3,581 and $557 for the years ended March 31, 2026 and 2025, respectively.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interest and penalties, if any, under accrued expenses n its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended March 31, 2026, 2025 and 2024. As of March 31, 2026 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

p)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from the rendering of technical services to customers. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the consolidated balance sheets.

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

q)	Related parties

The Company identifies related parties, and accounts for and discloses related party transactions in accordance with ASC 850, Related Party Disclosures, and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if they have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

r)	Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Effective January 1, 2025, in alignment with the full implementation of the Foreign Investment Law and the updated PRC Company Law, foreign-invested enterprises (“FIEs”) in China are no longer required to set aside the former reserve fund, enterprise expansion fund, and staff bonus and welfare fund, and are governed by the same statutory surplus fund requirements applicable to all PRC companies under the PRC Company Law. The general reserve fund and statutory surplus fund are restricted to offsetting cumulative losses or increasing the registered capital of the respective company. These reserves are not distributable as cash dividends, loans, or advances, nor can they be distributed except under liquidation.

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

t)	Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars as the reporting currency. The results of operations and the statement of cash flows denominated in currencies other than U.S. Dollars are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in currencies other than U.S. Dollars are translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2026	March 31, 2025	March 31, 2024
Year-end spot rate	US$1=6.9194 RMB	US$1=7.1782 RMB	US$1=7.0950 RMB
Average rate	US$1=7.0757 RMB	US$1=7.1349 RMB	US$1=7.1157 RMB

u)	Comprehensive income / (loss)

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

v)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended March 31, 2026, 2025 and 2024. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand the business.

w)	Warrants

According to the Securities Purchase Agreement (the “SPA”), the Company issued a purchase right to the Investor under which the Company will issue predetermined ordinary shares for a fixed cash consideration at a future date (the “Warrants”).

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

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

x)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The CODM uses net income/loss as the key measures of performance in allocating resources and assessing the performance of the Group as a whole. The CODM does not review discrete financial information for individual operating segments. As the Group generates all of its revenue in the PRC, no geographical segments are presented. For segment information, the primary financial statements are to be referred as the Group only has one single reportable segment.

y)	Risks and uncertainties

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2026 and March 31, 2025, the RMB denominated cash and cash equivalents amounted to $231,028 and $979,005, respectively.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. The Group maintains its bank accounts with reputable financial institutions and, based on information currently available to management, believes that the risk of loss arising from bank failure is remote. Management believes that the credit risk on cash in bank is limited because the counterparties are recognized financial institutions. To date, the Group has not experienced any losses in such accounts.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 have a material impact on its financial statements and disclosures.

None of the new standards above have a material impact on the financial statement of the Company by the Company’s evaluation.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ab)	New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses: The amendments in this ASU require public companies to disclose, in interim and year-end reporting periods, additional information about certain expenses in the financial statements. These disclosures are effective beginning with 2027 annual reports, and interim reports beginning with the first quarter of 2028. Early adoption is permitted on either a prospective or retrospective basis. The Company is currently assessing the potential impact of adoption of these provisions on the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets.” It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

3.	Discontinued Operations

On March 17, 2025, WOFE signed agreements to terminate its VIE arrangements with Wuxi Kingway, resulting in loss of control, deconsolidation of the VIE, and release of the related equity pledge. The VIE disposal was deemed a strategic shift under ASC 205-20, so the VIE’s assets, liabilities, and results are reported as discontinued operations and prior-period financial statements were retrospectively adjusted to reflect the discontinued operations’ impact.

The following table summarizes the operating results of discontinued operations for the period from April 1, 2024 to March 17, 2025, together with comparable prior period data covering April 1, 2023 to March 31, 2024.

	From April 1, 2024 to March 17, 2025	For the years ended March 31, 2024
Revenue	$130,615	1,999,056
Net loss	$(1,451,327)	462,886

	From April 1, 2024 to March 17, 2025	For the years ended March 31, 2024
Net cash used in operating activities	$(3,182,287)	(1,500,154)
Net cash provided by investing activities	—	4,788
Net cash provided by (used in) financing activities	—	—
Effects of exchange rate changes on cash	1,649,736	(559,935)
Net decrease in cash and cash equivalents – Discontinued operations	$(1,532,551)	(2,055,301)

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Cash

Cash consisted of the following:

	As of March 31,
	2026	2025
Cash on hand	$376	$363
Bank balances	242,611	1,217,396
Funds held in brokerage account	217	209
Total	$243,204	$1,217,968

5.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2026	2025
Accounts receivable, gross	$—	$160,616
Less: allowance for credit losses	—	(160,616)
Total Accounts receivable, net	$—	$—

The credit losses are recorded in General and administrative expenses in the consolidated statements of operations and comprehensive income.

During the year ended March 31, 2026, the Group fully wrote off outstanding accounts receivable totaling $166,624. Based on management’s assessment, balances were deemed irrecoverable as business relationships with the respective counterparties had long been terminated and the outstanding receivables had remained unpaid for an extended duration. As a result, the gross accounts receivable and related allowance for credit losses were derecognized.

6.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of March 31,
	2026	2025
Prepaid VAT	48,046	—
Prepaid service fees	$5,842	$53,461
Total	$53,888	$53,461

Prepaid service fees for the years ended March 31, 2025 represent telecommunications service fees and resource usage fees paid in advance to institutions of higher education to obtain access to their online course resources.

Prepaid service fees for the years ended March 31, 2026 refer to promotional expenses incurred for marketing purposes. The prepayments are generally short-term in nature and are amortized over the related service period.

7.	Other receivables, net

	As of March 31,
	2026	2025
Other receivables	$69,110	$89,493
Less: allowance for credit losses	(60,699)	(58,510)
Other receivables, net	$8,411	$30,983

The allowance for credit loss was made on receivable due from Hunan Medical Star Technology Co., Ltd. (“Medical Star”). The Company believed collectability was remote, as Medical Star had sustained ongoing operating losses and lacked the financial capacity to settle its outstanding payables, which was consistent with the full impairment already recorded against the Company’s equity investment in Medical Star as disclosed in Note 8, Long-term Investments.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Long-term investment, net

Long-term investment, net consists of investments in privately held company. The following table sets forth the changes in the Group’s Long-term investments:

	Investment-1	Investment-2	Investment-3	Total
	USD	USD	USD	USD
Balance as of March 31, 2025	—	13,159,074	—	13,159,074
Share gain (loss) from equity investments	—	—	—	—
Loss due to valuation	—	—	—	—
Impairment	—	(5,305,764)	—	(5,305,764)
Foreign currency translation adjustments	—	372,327	—	372,327
Balance as of March 31, 2026	—	8,225,637	—	8,225,637

Investment-1: In August 2021, the Group entered into an agreement with Fu Zhi Zhong He (Beijing) Health Technology Co., Ltd., Changsha Tangshi Yipai Medical Technology Co., Ltd., and Yaping Zhou to establish a joint venture, Medical Star, in China for the development of a traditional Chinese medicine learning platform and the training of interdisciplinary talents proficient in both traditional Chinese and Western medicine. The Group acquired a 20% equity interest in Medical Star via a share subscription, with total cash consideration of $281,889 (RMB 2,000,000).

Medical Star’s board of directors comprises seven directors. Per the joint venture agreement, the Company holds the right to appoint 3 directors to Medical Star’s board, granting the Group 43% voting power in the investee and significant influence over Medical Star’s operating and financial policies.

As of March 31, 2023, the Company assessed that Medical Star would continue to incur operating losses and would be unable to secure additional financing within the next twelve months. Accordingly, the Company recognized a full impairment loss on this investment, and the carrying amount was nil as of March 31, 2023.

Investment-2: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% equity ownership of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), in the name of Wuxi Kingway, a deconsolidated VIE entity of the Group, with a total consideration of $13,096,934 (RMB94,012,410).

Fujian Fishery has 5 directors on its board. According to the shareholders minute, the Company appointed 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

Wuxi Kingway transferred its 3% equity share in Fujian Fishery to WOFE on December 17, 2024 by entering into an Equity Share Transfer Agreement. After the transfer, WOFE started to pick up the investment interest from Fujian Fishery. Due to the transfer took place before VIE termination, the transfer was completed under common control. Subsequently, as part of termination of VIE on March 17, 2025, the common control between WOFE and Wuxi Kingway ceased to exist. The Company engaged third party valuation specialist for evaluation of the fair value of long-term investment. As a result, the Company recognized the difference of $3,471,165 (RMB 24,916,714) between fair value of $13,159,074 and book value of $16,630,239. Upon completion of VIE termination, the Company has recognized a total loss of $4,602,415, including net loss from discontinued operations for the period from April 1, 2024 to March 17, 2025.

On April 1, 2025, WOFE entered into an agreement with the investee to waive its right to appoint a director to the board of Fujian Fishery. Following the waiver of board representation rights, the Group no longer possessed significant influence over the investee. The investment was therefore accounted for under ASC 321. Since there was no readily determinable fair value for the investment, the Group elected the measurement alternative and carried the investment at cost.

Prior to March 31, 2026, the Group commenced the disposal process for its 3% equity interest in Fujian Fishery, including buyer identification, valuation analysis, and preliminary price negotiations, which indicated potential impairment as of the balance sheet date. In early August 2026, the Group entered into a binding equity transfer agreement with an independent third party, to dispose of its Hong Kong entity together with the Hong Kong entity’s subsidiaries for aggregate consideration of US$4.5 million. Excluding other working capital items held by the disposed subsidiaries whose fair values approximated carrying amounts, approximately RMB56.9 million (approximately US$8.2 million) of the consideration was attributable to the Fujian Fishery’ investment. The post-balance-sheet disposal deal, which stemmed from negotiations ongoing at year-end, confirmed the existence of impairment indicators for the investment as at March 31, 2026. Accordingly, the Group recognized an impairment loss under ASC 321 and ASC 820 to write down the investment of US$5.3 million (approximately RMB37.5 million), establishing its new cost basis. The measurement was categorized within Level 2 of the fair value hierarchy. The initial installment from the disposal of US$0.9 million (20%) has been paid in early August 2026, with the remainder payable per the contractual schedule.

Investment-3: The Company made a down payment to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) as a part of 60% share purchase and long-term investment. On August 5, 2022, the Group issued 791,667 shares to the two shareholders of Wuxi Talent as a part of the acquisition consideration, and on July 23, 2023, the 791,667 shares were returned to the Company for cancellation. The paid cash consideration of $1,820,791 (RMB13,070,000) was used as investment in Wuxi Talent for 35% of all equity interest of Wuxi Talent by WOFE. In October 2023, the 35% of all equity interest of Wuxi Talent was transferred to WOFE.

Wuxi Talent has 3 directors on its board. According to the shareholders minute, the directors were elected by the shareholder meeting, and the Company has 35% voting right in the investee and has a significant influence over the operating and financial policies of Wuxi Talent.

For the fiscal year ended March 31, 2025, the Company recorded a proportionate loss of $11,073 attributable to its investment in Wuxi Talent, resulting from Wuxi Talent’s net operating loss during the same fiscal year. Given the sustained sluggish macroeconomic environment, the Company projected that Wuxi Talent would continue to operate at a loss and would be unable to obtain additional financing within the subsequent twelve months. Accordingly, the Company fully impaired the entire carrying value of its investment in Wuxi Talent as of March 31, 2025.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2026	2025
Server hardware	$4,087	$3,939
Vehicles	99,349	95,767
	103,436	99,706
Less: accumulated depreciation	(85,884)	(64,591)
Property and equipment, net	17,552	35,115

There was no impairment to property and equipment for the years ended March 31, 2026 and 2025.

Total depreciation expenses were $18,459 and $18,306 for the years ended March 31, 2026 and 2025, respectively.

10.	Operating lease

	March 31,	Increase/	Exchange rate	March 31,
	2025	(Decrease)	translation	2026
Office lease - Shenzhen Wan	$197,835	$—	$7,399	$205,235
Total right-of-use assets, at cost	197,835	—	7,399	205,235
Less: accumulated amortization	(97,214)	(102,079)	(5,942)	(205,235)
Right-of-use assets, net	$100,621	$(102,079)	$1,458	$—

Office lease - Shenzhen Wan	$100,621	$(100,621)	$—	$—
Total operating lease liability	$100,621	$(100,621)	$—	$—

The Company recognized lease expense for the operating lease of an office at Shenzhen Wan for a two-year period over a straight-line basis. ROU amortization of $102,079 was recognized for the year ended March 31, 2026.

During the fiscal years ended March 31, 2026 and 2025, the Company’s recognized rental expenses amounted to $8,635 and $83,041, respectively, pertaining to short-term leases.

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment. As of March 31, 2026, the weighted average discount rate was 3.45% for the operating leases.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Accrued expenses

Accrued expenses consisted of the following:

	As of March 31,
	2026	2025
Accrued payroll	$116,012	$330,812
Audit fees	91,420	—
Legal costs	83,134	—
Accrued Interest	61,482	12,000
Accrued rental fee	36,130	167,358
Accrued Nasdaq annual listing and registrar fees	18,125	—
Accrued financial advisory fee	14,000	—
Other	4,994	6,443
Total	$425,297	$516,613

12.	Promissory note to related parties

On September 24, 2024, the Company entered into a one-year promissory note purchase agreement with Bin Fu, Xuejun Ji and Peng Wang, the management of the Company, relating to the issue and sale of a promissory note in the principal amount of $200,000, $400,000, and $400,000, respectively, $1,000,000 in total, at a purchase price of $1,000,000. The annual interest rate is 6%, and the promissory note and related interest will be due on September 23, 2025. By the end of March 31, 2026, the Company received the principal amount of $200,000 from Bin Fu, $400,000 from Peng Wang and $400,000 from Xuejun Ji. For the years ended March 31, 2026 and 2025, the accrued related interest expenses were $ 61,482 and $12,000, respectively. The promissory note does not have any conversion feature. The promissory note was originally issued on September 24, 2024, and was scheduled to mature on September 23, 2025. The original maturity was subsequently extended to March 31, 2026. On June 25, 2026, the Company entered into the Second Amendment Agreement with the aforesaid purchasers to further extend the maturity date of such promissory notes for six more months from March 31, 2026 to September 30, 2026. The entire outstanding principal amount of the promissory note, together with any accrued and unpaid interest thereon, shall be due and payable in full on September 30, 2026. All other terms shall remain consistent with the original contract.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Revenue

Disaggregated revenue by type consisted of the following:

	For the years ended March 31,
	2026	2025	2024
Revenue from continuing operations:
Technical services revenue	$14,133	893,690	—

Revenue from discontinued operations:
Online VIP membership revenue	$—	$117,074	1,596,200
Online SVIP membership revenue	—	4,286	379,655
Technical services revenue	—	9,255	23,201
Total Revenue from discontinued operations	$—	$130,615	$1,999,056

Substantially all of the Group’s revenues were generated from customers located in the PRC, and substantially all of the Group’s long-lived assets were located in the PRC. Accordingly, no geographical segment information is presented.

14.	Cost of revenue

Cost of revenue consisted of the following:

	For the years ended March 31,
	2026	2025	2024
Amortization expenses	$—	$—	$38,183
Employee compensation	5,485	180,331	96,913
Employee benefit expenses	985	10,990	9,366
Other	526	3,261	1,291
Cost of revenue – Continuing operations	$6,996	$194,582	$145,753

Cost of revenue – Discontinued operations	—	1,397,635	1,683,916

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Operating expenses

Operating expenses consisted of the following:

	For the years ended March 31,
	2026	2025	2024
Selling and marketing expenses:
	$12,991	$—	$—
General and administrative expenses:
Share-based compensation	$1,050,350	$436,800	$—
Audit fees	321,711	354,800	305,000
Attorney fee	297,969	132,745	141,689
Employee compensation and benefit	157,717	475,579	277,725
Rental fee(1)	112,632	103,133	169,961
Nasdaq annual listing and registrar fees	90,202	70,516	66,655
Consulting fees	83,480	63,413	98,315
Investment relationship fee	49,129	9,129	41,990
Depreciation expenses	18,459	18,306	18,356
Office expense	11,320	62,974	33,492
Entertainment	1,515	1,661	906
Amortization of intangible assets	—	—	31,929
Credit losses on AR	—	—	162,028
Others	7,531	10,703	2,822
	$2,202,015	$1,739,759	$1,350,868

Research and development expenses:
	$434,854	$—	$—

Operating expenses – Continuing operations	$2,649,860	$1,739,759	$1,350,868

Operating expenses – Discontinued operations	—	725,540	835,823

(1)	Pursuant to the renewal clauses in certain lease agreements, each extension requires separate negotiation. Consequently, these leases were classified as short-term leases (with lease terms of 12 months or less), and the recognized rental expenses include $8,635 and $83,041 attributable to such short-term leases for the years ended March 31, 2026 and 2025.

16.	Other income (expenses), net

Other income (expenses) consisted of the following:

	For the years ended March 31,
	2026	2025	2024
Cancellation of bonus liability	$150,000	$—	$725,970
Government grant	—	661	1,395
Other income (expenses), net	4,961	(3,736)	(3,455)
Total Other income (expenses) – Continuing operations	$154,961	$(3,075)	$723,910

Total Other income (expenses) – Discontinued operations	—	(20)	15,366

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Taxation

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the years ended March 31, 2026, 2025 and 2024.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018. The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5% The Group had no assessable profit subject to Hong Kong profit tax for the years ended March 31, 2026, 2025 and 2024.

PRC

Income Tax

The Company’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

The State Administration of Taxation further announced that from January 1, 2021 to December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the corporate income tax will be levied at 20%, for small and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million. In accordance with announcement of the Ministry of Finance and the State Taxation Administration [2023] No. 6, which was effective from January 1, 2023 to December 31, 2024, preferential tax rate became 5% on taxable income below RMB1 million. According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 and until December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

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

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2026 and 2025. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2021 to 2025 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of the loss before income taxes are as follows:

	For the years ended March 31,
	2026	2025	2024
PRC	6,478,687	1,492,557	5,114,375
Non PRC	$2,020,366	1,433,432	$97,930
Total loss before income tax expenses - Continuing operations	$8,499,053	$2,925,989	$5,212,305

Total loss/(income) before income tax expenses - Discontinued	—	4,602,415	(462,886)

The current and deferred portions of income tax (expense)/credit included in the consolidated statements of loss were as follows:

	For the years ended March 31,
	2026	2025	2024
Current
- PRC	—	(53,048)	—
- Non PRC	—	—	—
Total current tax expense	$—	$(53,048)	$—

Deferred
- PRC	—	—	27,273
- Non PRC	—	—	—
Total deferred tax credit	$—	$—	$27,273
Income tax (expense)/credit	$—	$(53,048)	$27,273

Income tax paid by jurisdiction is as follows:

	For the years ended March 31,
Income tax paid	2026	2025	2024

- PRC	6,442	23,723	—
- Non PRC	—	—	—
Total income tax paid	$6,442	$23,723	$—

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of taxes at the PRC statutory rate to our provision for income taxes for the year ended March 31, 2026 was as follows:

	For the year ended March 31, 2026
	Amount	Percent
	USD
Income before income taxes	(8,499,053)
PRC statutory income tax rate	25%
Income tax benefit computed at the PRC statutory tax rate of 25%	(2,124,763)	25.0%
Domestic tax effects
Effect of preferential tax rates	1,317,390	(15.5%)
Effect of non-tax deductible expenses and loss	72	(0.0%)
Change in valuation allowance	329,275	(3.9%)
Foreign tax effects
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	475,202	(5.6%)
Hong Kong
Statutory tax rate difference between PRC and other jurisdictions	562	(0.0%)
Effect of non-tax deductible expenses and loss	1,091	(0.0%)
Singapore
Statutory tax rate difference between PRC and other jurisdictions	270	(0.0%)
Effect of non-tax deductible expenses and loss	574	(0.0%)
United States
Statutory tax rate difference between PRC and other jurisdictions	52	(0.0%)
Effect of non-tax deductible expenses and loss	274	(0.0%)
Income tax expense	—	—
Effective tax rate	—	—

Deferred tax assets	1,161,878	—
Valuation allowance	(1,161,878)	—
Deferred tax assets, net of valuation allowance	—	—
Deferred tax liability	—	—
Deferred tax assets, net	—	—

As of March 31, 2026, the Company’s total deferred tax assets (“DTA”) amounted to USD 1,161,878. The DTA consists of four components: (1) deductible temporary differences arising from long-term investment impairment of USD 816,536; (2) net operating loss carryforward of USD 289,148; (3) allowance for credit losses of USD 30,835; and (4) intangible asset impairment of USD 25,359. The Company recorded a full valuation allowance of USD 1,161,878 against these deferred tax assets, such that the net carrying amount of deferred tax assets is zero. The full valuation allowance is mainly attributable to the Company’s recurring operating losses, which create substantial uncertainty about whether sufficient future taxable income will be available to realize these deferred tax assets.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the years ended March 31, 2025 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the years ended March 31,
	2025	2024
Income before income taxes	$(2,925,989)	$(5,212,305)
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$(731,497)	$(1,303,076)
Effect of tax-exempt entity	294,740	23,825
Effect of previous year over-paid tax expenses	—	—
Effect of non-tax deductible expenses and loss	166	25
Effect of deductible prior year loss	—	—
Effect of tax loss not recognized	37,488	187,292
Effect of previous year over-accrued tax expenses	—	—
Effect of investment (income)/loss not recognized	(2,768)	271
Effect of impairment not recognized	454,919	1,064,390
Income tax expense/(credit)	$53,048	$(27,273)

Deferred tax assets	1,580,716	1,195,951
Valuation allowance	(1,580,716)	(1,195,951)
Deferred tax assets, net of valuation allowance	—	—
Deferred tax liability	—	—
Deferred tax assets, net	—	—

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of March 31, 2026 and 2025.

For the year ended March 31, 2026, the valuation allowance had a balance of $1,580,716 at the beginning of the year. During the year, the Group recorded additions of $335,885, reversals of $776,123, utilized $6,610 of the valuation allowance, and recognized an unfavorable foreign exchange effect of $28,010. As a result, the valuation allowance decreased to $1,161,878 as of March 31, 2026.

During the year ended March 31, 2026, the Group reversed valuation allowance of $776,123 as a result of the expiration of tax loss carryforwards in certain jurisdictions. As these tax losses expired unutilized, the related deferred tax assets were derecognized with a corresponding reversal of the valuation allowance previously established against them. The net impact on the consolidated statements of comprehensive income (loss) was nil.

For entities incorporated in PRC mainland, net loss can be carried forward for five years. As of March 31, 2026, the Group had deferred tax assets of net operating loss carrying forwards of approximately of $289,148. As of March 31, 2026, net operating loss carryforwards from PRC will expire, if unused, in the following amounts:

Amount

2027	$122,184
2028	542,996
2029	232,511
2030	120,509
2031	827,137
Total	$1,845,337

Value Added Tax (“VAT”)

The Group’s technical service revenue are subject to a VAT rate of 6%.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months.

For the years ended March 31, 2024, 2025 and 2026, the Group incurred no interest or penalties in connection with potentially underpaid income taxes.

As of March 31, 2026, the tax years ended March 31, 2020 through 2025 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Taxes payable consisted of the following:

	As of March 31,
	2026	2025
Income tax payable	$218,071	$216,539
VAT payable	1,227	2,591
Other tax payables	—	2,263
Total	$219,298	$221,393

18.	Share based compensation

On May 10, 2024, 480,000 ordinary shares of par value $0.0002 per share were issued as stock compensation to Bin Fu, CEO, for 240,000 ordinary shares and to Dawei Chen, CFO, for 240,000 ordinary shares.

On October 1, 2024, the Company granted an aggregate of 270,000 ordinary shares under its equity incentive plan to three individual senior managements and director, with each recipient allocated 90,000 ordinary shares: Bill Fu Bin, Chief Executive Officer; Dawei Chen, Chief Financial Officer; and Peng Wang, Board Director. These share awards were subject to a one-year continuous service vesting condition and had a weighted average grant-date fair value of $1.11 per share. All three grantees satisfied the vesting requirements, and the corresponding shares were fully delivered to each grantee on October 21, 2025.

On May 1, 2025, the Company granted stock awards of 90,000 ordinary shares, par value $0.0002, to each of the Chief Technology Officer and Chief Product Officer of the Company as a part of their new employment with the Company. The weighted average grant-date fair value of the Award Shares was $1.07 per share. The Award Shares were scheduled to vest and the Restricted Period was to lapse on May 1, 2026, subject to the Grantees remaining in the continuous service of the Company or its subsidiaries. Both Grantees departed the Company in January 2026, and accordingly, all 180,000 Award Shares were forfeited.

On July 2, 2025, the Company issued 1,000,000 Series A Preference Shares to Bin Fu at no consideration. These shares were measured under ASC 718 — Share-based Compensation, had a weighted average grant-date fair value of $0.90 per share, and were fully vested upon grant with no service, performance, or any other conditions.

19.	Equity

Ordinary Shares

On May 10, 2024, 480,000 ordinary shares of par value $0.0002 per share were issued as stock compensation to Bin Fu, CEO, for 240,000 ordinary shares and to Dawei Chen, CFO, for 240,000 ordinary shares. The shares were issued as equity-classified awards in accordance with ASC 718. The Company then increased ordinary shares at amount of $96 accordingly.

On October 1, 2024 (the grant date), the Company granted an aggregate of 270,000 ordinary shares under its equity incentive plan to three individual senior managements and director, with each recipient allocated 90,000 ordinary shares: Bill Fu Bin, Chief Executive Officer; Dawei Chen, Chief Financial Officer; and Peng Wang, Board Director. These ordinary shares were issued without registration with the SEC at the grant date and were initially subject to restrictions on transfer. Upon vesting, the shares were registered with the SEC, the applicable restrictions were lifted, and the shares were delivered to each grantee on October 21, 2025. The share awards were subject to a one-year continuous service vesting condition and were accounted for as equity-classified share-based compensation in accordance with ASC 718. All three grantees satisfied the vesting requirements, and the corresponding shares were fully delivered to each grantee on October 21, 2025. Accordingly, the Company’s ordinary shares increased by $54 with the par value of $0.0002 for each share issued as equity incentive.

Preference shares

Pursuant to the Amended and Restated Memorandum and Articles of Association approved by shareholder resolution dated October 10, 2025 and filed with the Cayman Islands Registrar of Companies on October 15, 2025, we have 5,000,000 authorized preference shares with a par value of $0.0002 per share, designated into two separate series: Series A and Series B.

Series A Preference Shares: 1,000,000 shares authorized, par value of $0.0002 per share, fully issued and outstanding to Mr. Bin Fu on July 2, 2025, which were issued at no consideration and hence measured under ASC 718 - Share-based Compensation. Each Series A Preference Share entitles the holder to 50 votes.

Series B Preference Shares: 4,000,000 shares authorized, par value of $0.0002 per share, approved by the shareholder resolution dated October 10, 2025. The Company entered into a Securities Purchase Agreement with Mr. Xuejun Ji on March 25, 2026 for the issuance of all Series B Preference Shares. Tranche issuance and registration of Series B Preference Shares commenced in June 2026, and no Series B Preference Shares were issued and outstanding as at March 31, 2026. Each Series B Preference Share entitles the holder to 200 votes.

Warrants

In July 2020, we issued non-redeemable warrants to purchase an aggregate of 150,000 ordinary shares to underwriters in our initial public offering and certain of its affiliates. Such warrants are exercisable by the warrant holders, from December 27, 2020 to 5:00 p.m., Eastern time, June 30, 2025, to purchase, in whole or in part, up to 150,000 shares of our ordinary shares at a price of $6.00 per share and have cashless exercise options, subject to standard anti-dilution adjustments for share sub-divisions and similar transactions. The warrants expired unexercised on June 30, 2025, and no warrants were ever exercised as of March 31, 2026.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Related parties

a)	The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Former chairman of the Board of Directors and Co-Chief Executive Officer, and 15.52% beneficial owner of the Company*
Bin Fu	Chairman of the Board of Directors and Chief Executive Officer of the Company*
Peng Wang	Director of the Company
Xuejun Ji	16.02% beneficial owner of the Company
Hunan Medical Star Technology Co., Ltd. ( Medical Star)	Joint venture
Wuxi Kingway Technology Co., Ltd. (“Wuxi Kingway”)**	Entity controlled by Xiaofeng Gao
Columbus Digital Technology (Shenzhen) Co., Ltd.	Entity controlled by Xuejun Ji

*	On September 6, 2024, Mr. Xiaofeng Gao resigned as the chairman of the Board of Directors and Co-Chief Executive Officer of the Company and Mr. Bin Fu has become the sole Chief Executive Officer of the Company.

**	Wuxi Kingway was a subsidiary of the Company before March 17, 2025 and deconsolidated from the Group upon the termination of the VIE Agreements on March 17, 2025. Since Wuxi Kingway is an entity controlled by Xiaofeng Gao, who is a major beneficiary owner of the Company, Wuxi Kingway becomes a related party to the Group thereafter.

b)	The Company had the following related party balances with the related parties mentioned above:

	As of March 31,
	2026	2025
Amounts due to related parties
Amounts due to Xiaofeng Gao (1)	$29,254	$23,007
Amounts due to Xuejun Ji (1)	—	11,145
Amounts due to Bin Fu (1)	—	39,007
Amounts due to Columbus Digital Technology (Shenzhen) Co., Ltd.(2)	79,759	—
Total	109,013	73,159

(1)	The amounts result from the arrangements with related parties for temporary advances for operating purpose. These transactions are unsecured, interest free without fixed maturity date and being due on demand.

(2)	The amount due to Columbus Digital Technology (Shenzhen) Co., Ltd. represents accrued rental payables arising from an operating lease arrangement for office premises. The lease term covered the period from April 1, 2024 to March 31, 2026. As of March 31, 2026 , the outstanding balance of $79,759 comprises unpaid rent for the lease period.

	As of March 31,
	2026	2025
Promissory note to related parties
Amounts due to Xuejun Ji	400,000	400,000
Amounts due to Bin Fu	200,000	200,000
Amounts due to Peng Wang	400,000	-
Total	1,000,000	600,000

Amounts owed to Xuejun Ji, Bin Fu and Peng Wang arise from promissory notes issued by the Company, which bear interest at 6% per annum.

	As of March 31,
	2026	2025
Amounts due from a related party
Amounts due from Wuxi Kingway(1)	$—	$660,539

(1)	As of March 31, 2026, the Group recorded a provision for expected credit losses on receivables due from Wuxi Kingway, which is collateralized by the pledge of shares owned by Mr. Gao, amounting to $660,539, of which $93,686 included in current portion and $566,853 included in non-current portion. Management concluded that such outstanding balances are not recoverable due to the prolonged business downturn and liquidity constraints experienced by Wuxi Kingway.

c)	The Company had the following related party transaction with the related party mentioned above:

	For the years ended March 31,
	2026	2025	2024
Advance from Xiaofeng Gao	12,478	20,908	—
Bond received from Xuejun Ji	—	400,000	—
Bond received from Bin Fu	—	200,000	—
Bond received from Peng Wang	400,000	—	—
Sales to Medical Star	—	—	17,235

During the fiscal year ended March 31, 2026, the Company’s recognized interest expenses amounted to $12,167, $22,684 and $14,631, respectively, pertaining to promissory notes payable to Bin Fu, Xuejun Ji and Peng Wang.

During the fiscal year ended March 31, 2026, the Company’s recognized interest income amounted to $26,430, pertaining to loan receivable from Wuxi Kingway Technology Co., Ltd.

During the fiscal year ended March 31, 2026, the Company recognized rental expenses of $102,079 pertaining to Columbus Digital Technology (Shenzhen) Co., Ltd.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Shenzhen and Beijing in the PRC. As of March 31, 2026, the Group had no obligation under long-term financing lease requiring minimum rental. As of March 31, 2026, the Group’s existing lease contract for its office at Shenzhen Wan expired, and the Group executed a new lease agreement with a lease term from April 1, 2026 to March 31, 2028 with payment schedule as below:

Total scheduled payment
2026	$93,401
2027	124,535
2028	31,134
Total	$249,070

Total operating lease expenses for the year ended March 31, 2026 was $112,632 and was recorded in general and administrative expense on the consolidated statements of operations.

22.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to $5,016,707 as of March 31, 2026. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

23.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the years ended March 31,
	2026	2025	2024
Numerator:
Net loss from continuing operations	$(8,499,053)	$(2,979,037)	$(5,185,032)
Net (loss)/profit from discontinued operations	-	(4,602,415)	462,886

Denominator:
Weighted average shares outstanding – basic and diluted	16,769,492	15,876,848	15,444,947

Net loss per share – basic and diluted
From continuing operations	(0.51)	(0.19)	(0.34)
From discontinued operations	$-	$(0.29)	$0.03
Total	$(0.51)	$(0.48)	$(0.31)

24.	Subsequent events

On June 25, 2026, the Company entered into the Second Amendment Agreement with the aforesaid purchasers to further extend the maturity date of such promissory notes for six more months from March 31, 2026 to September 30, 2026. The entire outstanding principal amount of the promissory note, together with any accrued and unpaid interest thereon, shall be due and payable in full on September 30, 2026. All other terms shall remain consistent with the original contract. The modification defers immediate cash outflows and improves short-term liquidity. The obligations remain classified as current liabilities, and interest will continue to accrue under original terms with no extinguishment gain or loss recognized.

In July 2026, the first tranche of 666,667 Series B Preference Shares was issued to a shareholder for a total cash consideration of USD 500,000. These shares were issued from the 4,000,000 Series B Preference Shares authorized out of the total 5,000,000 authorized preference shares. The issuance will increase total shareholders’ equity (share capital and additional paid-in capital) upon completion in July 2026.

In early August 2026, the Company entered into a binding equity transfer agreement with an independent third party, to dispose of its Hong Kong entity together with the Hong Kong entity’s subsidiaries for an aggregate consideration of US$4.5 million. The first installment of USD 0.9 million, representing 20% of the total consideration, has been paid in early August 2026, with the remaining balance payable in installments per the contractual payment schedule within one year. Since the Company’s 3% equity interest in Fujian Fishery is mainly held through a subsidiary of the Hong Kong entity, the disposal provided observable evidence of the fair value of the Fujian Fishery investment and reflected conditions existing as of March 31, 2026. Excluding other working capital assets and liabilities of the entities whose fair values approximated their carrying amounts, approximately US$8.2 million (approximately RMB56.9 million) of the total implied valuation was attributable to the fair value of the Company’s 3% equity interest in Fujian Fishery. The Company recognized an impairment loss for the fiscal year ended March 31, 2026. The legal disposal and derecognition of subsidiaries, along with any resulting disposal gain or loss, will be recognized upon closing in fiscal year 2027. Total consideration received from the disposal will be presented as cash inflows from investing activities upon receipt.

The Group has evaluated other subsequent events through the date of issuance of the consolidated financial statements, the Group did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of March 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$862	$207,511
Deferred expenses	—	52,500
Amounts due from subsidiaries	3,719,219	3,701,752
Amounts due from related parties	-	93,686
Investment in subsidiaries	4,344,752	10,595,038
TOTAL ASSETS	$8,064,833	$14,650,487
LIABILITIES
Current liabilities:
Amounts due to related parties	—	7,107
Interest payable	61,482
Accrued expenses and liabilities	208,267	297,405
Promissory note to related parties	1,000,000	600,000
TOTAL LIABILITIES	$1,269,749	$904,512

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 16,199,451 and 15,929,451 shares issued and outstanding as of March 31, 2026 and March 31, 2025, respectively	3,240	3,186
Preference shares, par value $0.0002 per share, 5,000,000 shares authorized; 1,000,000 and 0 shares issued and outstanding as of March 31, 2026 and March 31, 2025, respectively	200	-
Additional paid-in capital	19,072,173	17,872,227
Statutory reserve	—	40,590
Accumulated deficit	(12,690,751)	(4,232,288)
Accumulated other comprehensive income	410,222	62,260
TOTAL SHAREHOLDERS’ EQUITY	$6,795,084	$13,745,975
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,064,833	$14,650,487

Condensed statements of loss

	For the years ended March 31,
	2026	2025	2024
Revenue	$—	$—	$—
Cost of revenue	—	—	—
Gross profit	—	—	—
Operating expenses:
General and administrative expenses	$(1,898,577)	$(1,413,467)	$(825,582)
Share of loss in subsidiaries	(6,548,341)	(6,155,143)	(4,629,554)
Others, net	(52,135)	(12,842)	732,990
Loss before income tax provision	(8,499,053)	(7,581,452)	(4,722,146)
Provision for income tax	—	—	—
Net loss	$(8,499,053)	$(7,581,452)	$(4,722,146)

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of comprehensive loss

	For the years ended March 31,
	2026	2025	2024
Net loss	$(8,499,053)	$(7,581,452)	$(4,722,146)
Other comprehensive income/(loss)	347,962	107,698	(733,539)
Total comprehensive loss	$(8,151,091)	$(7,473,754)	$(5,455,685)

Condensed cash flow

	For the years ended March 31,
	2026	2025	2024
Net cash used in operating activities	$(606,950)	$(624,183)	$(966,510)
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	400,000	600,000	—
Net cash outflow	$(206,950)	$(24,183)	$(966,510)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

The parent company only condensed financial information is not the general-purpose financial statements of the reporting entity and should be read in conjunction with the consolidated financial statements of the Company.

